Form 20-F
period 2002-12-31
COOKSON GROUP PLC
filed 2003-05-12
CIK 905420

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 0-21784

COOKSON GROUP plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

The Adelphi, 1-11 John Adam Street, London WC2N 6HJ

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary shares, nominal value £0.01 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of period covered by the Annual Report:

1,891,650,130 ordinary shares, nominal value £0.01 per share.

727,558,546 deferred shares, nominal value £0.49 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless the context otherwise requires, references to “Cookson”, “Cookson Group”, the “Group” or “Company” mean Cookson Group plc and its subsidiaries and joint ventures. References to “pounds sterling”, “pounds”, “£”, “pence” and “p” are to the currency of the United Kingdom and references to “$”, “US$”, “US dollars”, “dollars”, “cents” and “¢” are to the currency of the United States. This annual report contains translations of pounds sterling into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from pounds sterling into US dollars at these rates, at any particular rate or at all. Unless otherwise indicated, all translations in this annual report of pounds sterling into US dollars are at the rate of £1.00 : $1.61, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on 31 December 2002. See Item 3— “Exchange Rate Information” for historical information regarding the noon buying rate for pounds sterling. On 2 May 2003 the noon buying rate was £1.00 : $1.60.

Cookson Group plc maintains its financial books and records in pounds sterling and presents its consolidated financial statements in conformity with accounting principles generally accepted in the United Kingdom, or UK GAAP. The principal differences between UK GAAP and US GAAP applicable to Cookson, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ funds to US GAAP, are described in note 34 to the consolidated financial statements included elsewhere in this annual report.

Cookson’s logo and some of the titles and logos of the products and services mentioned in this annual report are the Group’s trademarks. Each trade mark, trade name or service mark of any other company appearing in this annual report belongs to its holder.

For definitions of certain technical terms used herein, please refer to the Appendix to this annual report.

Throughout this document, the following definition applies:

Total turnover from continuing operations is the turnover of Group subsidiaries plus the Group’s share of turnover of joint ventures, excluding discontinued operations.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this annual report that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbour provided by section 21E of the Exchange Act and section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document are necessarily based on assumptions reflecting the views of Cookson and its management and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in Item 3—“Key Information—Risk Factors”. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation economic and business cycles; the terms and conditions of Cookson’s financing arrangements; foreign currency rate fluctuations; competition in Cookson’s principal markets; acquisitions and dispositions of businesses or assets; and trends in Cookson’s principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents the Group files from time to time with the US Securities and Exchange Commission, including reports on Form 6-K.

Such forward-looking statements speak only as of the date on which they are made. Except as required by the rules of the UK Listing Authority and the London Stock Exchange and applicable law, the Group undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected financial data

The selected historical financial data for the financial years ended and as at 31 December 2002, 2001 and 2000 is extracted from the Group’s consolidated financial statements included elsewhere in this annual report. The selected historical financial data for the years ended and as at 31 December 1999 and 1998 has been prepared on the same basis as the Group’s consolidated financial statements included in this annual report and, in the opinion of management, includes all adjustments necessary for a fair presentation of the Group’s financial position and results of operations for such periods.

The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to the Group, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ funds to US GAAP, as at and for the years ended 31 December 2002, 2001 and 2000 as applicable, see note 34 to the consolidated financial statements.

The following selected historical financial data should be read in conjunction with the consolidated financial statements and related notes and Item 5—“Operating and Financial Review and Prospects” included elsewhere in this annual report. The financial data for the latest financial year is also expressed in US dollars translated at a rate of £1.00 : $1.61, which was the exchange rate on 31 December 2002. On 2 May 2003, the noon buying rate was £1.00 : $1.60.

Selected financial data (continued)

Consolidated income statement data(6)

	Year ended 31 December
	2002	2002		2001		2000		1999		1998
	US$million	£million		£million		£million		£million		£million
UK GAAP
Turnover
Continuing operations(6)	2,771.0	1,721.1		1,929.1		2,310.9		1,532.0		1,299.9
Discontinued operations(6)	114.0	70.8		170.3		270.7		378.1		460.1

Total turnover	2,885.0	1,791.9		2,099.4		2,581.6		1,910.1		1,760.0
Less joint ventures
Continuing operations	(98.2)	(61.0)		(81.1)		(97.7)		(19.1)		(15.8)
Discontinued operations	(3.1)	(1.9)		(1.9)		(2.0)		(28.6)		(60.7)

Share of joint ventures	(101.3)	(62.9)		(83.0)		(99.7)		(47.7)		(76.5)
Turnover of Group subsidiaries
Continuing operations	2,672.8	1,660.1		1,848.0		2,213.2		1,512.9		1,284.1
Discontinued operations	110.9	68.9		168.4		268.7		349.5		399.4

Total turnover of Group subsidiaries	2,783.7	1,729.0		2,016.4		2,481.9		1,862.4		1,683.5

Operating profit:
Continuing operations of Group subsidiaries before exceptionals(6)	74.9	46.5		42.2		217.9		130.9		115.7
Share of joint ventures(6)	2.7	1.7		3.4		7.9		1.7		1.2
Exceptional costs	(50.6)	(31.4)		(31.2)		(38.4)		(45.6)		(49.5)
Goodwill amortisation(1)	(61.0)	(37.9)		(38.6)		(35.9)		(12.9)		(2.8)

Continuing operations	(34.0)	(21.1)		(24.2)		151.5		74.1		64.6

Discontinued operations of Group subsidiaries	13.6	8.5		13.5		27.0		37.2		48.6
Share of joint ventures	0.2	0.1		—		—		2.7		4.5

Discontinued operations(6)	13.8	8.6		13.5		27.0		39.9		53.1

Total operating (loss)/profit(2)	(20.2)	(12.5)		(10.7)		178.5		114.0		117.7

Net (loss)/profit
Continuing net (loss)/profit(3)	(135.5)	(84.2)		(34.8)		67.0		22.2		18.7
Discontinued net (loss)/profit(3)	(22.9)	(14.2)		(27.2)		13.8		7.9		(43.5)

Total net (loss)/profit(3)	(158.4)	(98.4)		(62.0)		80.8		30.1		(24.8)
UK GAAP
Dividends per ordinary share	—	—		4.5	p	10.0	p	9.5	p	9.4	p
(Loss)/earnings per ordinary share from continuing operations(4)	(12.0)¢	(7.5	)p	(4.7	)p	9.1	p	3.1	p	2.7	p
(Loss)/earnings per ordinary share from discontinued operations(4)	(2.0)¢	(1.2	)p	(3.7	)p	1.8	p	1.1	p	(6.2	)p
Total (loss)/earnings per ordinary share(4)	(14.0)¢	(8.7	)p	(8.4	)p	10.9	p	4.2	p	(3.5	)p
Fully diluted (loss)/earnings per ordinary share(4) from continuing operations	(12.0)¢	(7.5	)p	(4.7	)p	9.1	p	3.1	p	2.7	p
Fully diluted (loss)/earnings per ordinary share(4) from discontinued operations	(2.0)¢	(1.2	)p	(3.7	)p	1.8	p	1.1	p	(6.2	)p
Total fully diluted (loss)/earnings per ordinary share(4)	(14.0)¢	(8.7	)p	(8.4	)p	10.9	p	4.2	p	(3.5	)p

Selected financial data (continued)

Consolidated income statement data (continued)(6)

	Year ended 31 December
	2002		2002		2001		2000		1999		1998
	US$million		£million		£million		£million		£million		£million
US GAAP
Turnover of Group subsidiaries
Continuing operations	2,672.8		1,660.1		1,848.0		2,213.2		1,512.9		1,284.1
Discontinued operations	110.9		68.9		168.4		268.7		349.5		399.4

Total turnover of Group subsidiaries	2,783.7		1,729.0		2,016.4		2,481.9		1,862.4		1,683.5

Operating (loss)/profit before exceptionals
Continuing operating (loss)/profit	(270.2)		(167.8)		(37.6)		136.5		49.5		46.9
Discontinued operating profit	16.3		10.1		21.4		35.9		49.0		63.8

Operating (loss)/profit before exceptionals	(253.9)		(157.7)		(16.2)		172.4		98.5		110.7

Net (loss)/profit
Continuing net (loss)/profit	(287.9)		(178.8)		(43.9)		55.4		6.9		1.0
Discontinued net (loss)/profit	(20.4)		(12.7)		(23.6)		19.3		7.7		(32.8)

Total net (loss)/profit	(308.3)		(191.5)		(67.5)		74.7		14.6		(31.8)

US GAAP
(Loss)/earnings per ordinary share from continuing operations(4)	(25.6	)¢	(15.9	)p	(5.9	)p	7.5	p	1.0	p	0.2	p
(Loss)/earnings per ordinary share from discontinued operations(4)	(1.8	)¢	(1.1	)p	(3.2	)p	2.6	p	1.1	p	(4.7	)p
Total (loss)/earnings per ordinary share(4)	(27.4	)¢	(17.0	)p	(9.1	)p	10.1	p	2.1	p	(4.5	)p
Fully diluted (loss)/earnings per ordinary share(4) from continuing operations	(25.6	)¢	(15.9	)p	(5.9	)p	7.5	p	1.0	p	0.2	p
Fully diluted (loss)/earnings per ordinary share(4) from discontinued operations	(1.8	)¢	(1.1	)p	(3.2	)p	2.6	p	1.1	p	(4.7	)p
Total fully diluted (loss)/earnings per ordinary share(4)	(27.4	)¢	(17.0	)p	(9.1	)p	10.1	p	2.1	p	(4.5	)p

Consolidated balance sheet data

	Year ended 31 December
	2002	2002	2001	2000	1999	1998
	US$million	£million	£million	£million	£million	£million
UK GAAP
Total assets	2,776.0	1,724.2	1,969.7	2,247.3	2,020.8	1,306.5

Net assets	1,172.2	728.1	597.1	637.0	564.3	530.2

Called up share capital	604.4	375.4	363.8	363.0	362.6	345.8

Share premium account	1,034.6	642.6	377.0	376.1	375.3	330.8

Shareholders’ funds(3)	1,154.9	717.3	587.1	630.3	559.4	523.6

Number of ordinary shares (million)	1,891.7	1,891.7	727.6	725.9	725.1	691.6

US GAAP
Total assets	3,199.2	1,987.1	2,352.5	2,630.1	2,109.5	1,770.7

Shareholders’ funds	1,358.0	843.5	940.0	1,056.5	1,023.3	1,019.0

Notes to the above tables:

(1)	The Group adopted in 1998 the requirements of FRS 10, which required the capitalisation and subsequent amortisation of goodwill arising on acquired businesses. As permitted by that standard, no goodwill previously written-off directly to reserves was reinstated.
(2)	Total operating (loss)/profit represents operating (loss)/profit after goodwill amortisation and operating exceptional items and includes the Group’s share of operating profit of joint ventures, which in 2002 amounted to £1.8 million (2001: £3.4 million; 2000: £7.9 million; 1999: £4.4 million; 1998: £5.7 million).

Selected financial data (continued)

Notes to the above tables (continued):

(3)	The Group adopted the requirements of FRS 19, “Deferred Tax”, on 1 January 2002, which gave rise to cumulative prior year adjustments to net (loss)/profit and shareholders’ funds. As required by FRS 19, prior year comparatives for 2001, 2000, 1999 and 1998 have been restated. The following table provides a reconciliation between (loss)/profit earned for ordinary shareholders and (loss)/earnings per ordinary share as originally reported and after adoption of FRS 19.

	Year ended 31 December (restated)
	2001	2000	1999	1998
	£million	£million	£million	£million
Net (loss)/profit
Net (loss)/profit—as originally reported	(107.6)	75.5	36.7	(20.1)
Prior year adjustment—FRS 19	45.6	5.3	(6.6)	(4.7)

Net (loss)/profit—as restated	(62.0)	80.8	30.1	(24.8)

Basic and diluted earnings per share
(Loss)/earnings per ordinary share—as originally reported	(14.5)	10.2	5.1	(2.9)
Prior year adjustment—FRS 19	6.1	0.7	(0.9)	(0.6)

(Loss)/earnings per ordinary share—restated	(8.4)	10.9	4.2	(3.5)

(4)	Comparative figures for (loss)/earnings per share for 2001, 2000, 1999 and 1998 have been restated using the bonus fraction of 1.024 inherent in the rights issue of August 2002 and for FRS 19.
(5)	The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortised, but instead tested for impairment at least annually. If such amortisation were excluded from results for prior periods, net income (and basic and diluted earnings per share) would be increased by £53.6 million (7.2p) for the year ended 31 December 2001 (2000: £51.6 million (7.0p), 1999: £29.4 million (4.1p),1998: £22.4 million (3.2p)).
(6)	Comparative figures have been restated for those businesses disposed of during the year.

Exchange rates

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling, principally US dollars. Accordingly, fluctuations in the value of pounds sterling relative to the US dollar can have a significant effect on the translation into sterling of US dollar assets, liabilities, revenues and expenses.

The following table presents, for the periods and dates indicated, information concerning the noon buying rate of dollars per pound sterling. These amounts are indicative only and are not necessarily the same rates at which the Group translated dollars into pounds sterling during any of the financial periods discussed in this annual report. Unless otherwise stated, financial information is presented in this annual report in pounds sterling. The noon buying rate on 2 May 2003 was £1.00 : $1.60.

Fiscal year	Period end US$	Average(1) US$	High US$	Low US$
1998	1.66	1.65	1.69	1.63
1999	1.62	1.62	1.67	1.58
2000	1.49	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.50	1.61	1.41

Prior months	High US$	Low US$
November 2002	1.59	1.54
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003 (through to 2 May 2003)	1.61	1.60

Note:

(1)	The average rate of the average of the noon buying rates on the last day of each month during the period.

Risk factors

Investors, holders and prospective purchasers of Cookson shares should carefully consider the risk factors described below, as well as the other information included in this annual report. Cookson’s business, financial condition or results of operations could be materially adversely affected by any or all of these considerations. Additionally some considerations may be unknown to the Group and other considerations, currently believed to be immaterial, could turn out to be material.

Risks related to the Group’s business

Economic and market cycles

The Group supplies advanced materials, equipment and services primarily to the electronics and steel industries on a global basis and to the jewellery industry predominantly in the United States and Europe. These markets and economies are subject to cyclical changes in demand and the related consequences of inventory build up and destocking by customers, in addition to associated pricing pressures. Business cycles and general economic conditions have had and may have a significant impact on the Group’s sales and business results. In 2000, the Group’s businesses benefited from a strong cyclical upturn, particularly in its electronics markets, whereas in 2001 and 2002 weak economic conditions and a sharp downturn in the global electronics industry, combined with the weakness in the US steel industry, negatively affected demand for the products and services of the Group’s major businesses. Over time, the Group will continue to be subject to economic and market cycles and such cyclical downturns may have a material adverse impact on its businesses.

Industry conditions

The Group’s financial results are largely dependent upon the performance and growth of the various industries and major markets in which its three divisions operate. Each of the Group’s major markets experienced an economic downturn in 2002. The downturn was particularly severe in the electronics industry which had a significant negative impact on the Group’s profits. Management anticipates that the electronics industry will, in time, recover from the downturn but if the recovery does not occur, or does not occur as anticipated, the prospects for an improvement of the Group’s turnover and profits could be materially adversely affected.

Market competition

The markets for the Group’s products are competitive in terms of pricing, product and service quality, product development and introduction time, customer service, financing terms and other similar factors. In some markets in which the Group operates, the Group’s competitors may have access to greater financial, technical, sales, marketing and other resources. As a result, they may be able to respond faster than the Group to new or emerging technologies or changes in customer requirements, or to devote greater resources to the development, promotion, sales and support of their products and services. There can be no assurance that the Group will be able to compete successfully against current or future competitors or that the competitive pressures it faces will not have a material adverse effect on the Group’s business, financial condition and results of operations.

Hazardous materials and product liability claims

The Group’s current and former businesses have used and/or continue to use a wide range of hazardous materials, including antimony, asbestos, chromium, lead, tin, other base metals and a number of chemical products, including solvents and resins, in the manufacture of industrial and consumer products. Some of these materials are known or alleged to cause disease, personal injury or, if exposure is excessive, death. Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to such materials, and further claims may be brought in the future. Two of the Group’s subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. These suits also name many other product manufacturers. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the total amounts paid, including costs, in relation to this litigation have not been material to the Group’s financial position or results of operations. Management believes, taking into account legal advice received and the Group’s financial provisions, that none of the currently pending or potential claims will, either individually or in the aggregate, have a material adverse effect on the Group’s financial condition or results of operations. However, the outcome of litigation cannot be predicted with certainty and there can be no assurance that any future claims will not have such an effect.

Environmental, health and safety and welfare regulations and liabilities

The Group is subject to applicable laws and regulations in all of the jurisdictions in which it operates, relating to pollution, the protection of the environment, human health and safety, the generation, storage, handling, transportation, treatment and disposal of hazardous substances and waste materials and remediation of any land or water contaminated by such substances. In the ordinary course of business, Group companies are subject to inspections and monitoring by the relevant enforcement authorities. The Group’s businesses require relevant permits for their operations, which are subject to renewal, modification and, in some circumstances, revocation. Violations of permit requirements or other provisions of environmental laws, for example, as a result of spills or other releases of hazardous substances into the environment, could result in restrictions on plant operations, the imposition of more stringent permitting conditions, damages, fines or other sanctions, as well as increased costs and capital expenditures arising from the requirement to comply with the terms of such permits or laws. The Group also may incur additional liabilities as a result of fines and civil or criminal sanctions, third-party claims for property damage or personal injury, clean-up costs (including those resulting from spills and contamination by prior owners), temporary or permanent discontinuance of operations on environmental grounds. In addition, future changes in environmental laws, regulations or case law may result in increased environmental liabilities that could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Group has incurred environmental, health and safety and welfare liabilities at some of its current or former sites. While management believes that the current and expected expenditures and risks connected with these and potential future liabilities are unlikely to impair its financial position materially, there can be no assurance that the costs related to such liabilities will not exceed current or future financial and insurance provisions and result in a material adverse effect on the Group’s financial condition.

Technological change

The markets in which many of the Group’s businesses operate experience rapid changes due to the introduction of new technologies. The Group’s continued success depends upon its ability to continue to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with customer demands. The Group may encounter resource constraints or technical or other difficulties that could delay the introduction of new products or services in the future. In addition, the Group may not be able to develop and introduce new products or enhancements to its existing products in a timely manner that satisfy customer needs, achieve market acceptance or address technological changes in target markets. Furthermore, products or technologies developed by the Group’s competitors may render the Group’s products or technologies noncompetitive or obsolete and, if patented, may result in the Group being unable to develop competitive products and technologies.

Financial indebtedness

As at 31 December 2002, the Group had gross borrowings of £470.7 million. The Group may need to borrow additional amounts in the future to meet its anticipated working capital and capital expenditure needs and for general corporate activity. The level of the Group’s indebtedness and/or the restrictive covenants and security arrangements contained in its material debt facility agreements could: limit the Group’s flexibility in managing its businesses or its reaction to changes in the industries in which it operates; place the Group at a competitive disadvantage compared to any competitors that have less debt; increase the Group’s vulnerability to and ability to withstand general adverse economic and industry conditions as well as to withstand cyclical downturns in demand for its products, such as the current downturn affecting the Electronics division; limit the Group’s ability to obtain future financing both on a secured and unsecured basis or otherwise on terms acceptable to the Group; and affect its ability to obtain raw materials, particularly precious metals, on a consignment basis. The Group intends to reduce and/or refinance its indebtedness on commercially acceptable terms when it falls due. If the Group is unable to do this, its current business, future prospects, financial condition and results of operations may be materially adversely affected. For additional information regarding the Group’s indebtedness and a summary of its material debt agreements, see Item 5—“Operating and Financial Review and Prospects—Liquidity and capital resources”.

Compliance with covenants in debt agreements

The Group’s ability to meet the financial ratios and tests and comply with restrictive covenants contained in its current or future debt agreements may be affected by events such as a prolonged continuation of the current downturn, or a significant deterioration, in economic or market conditions in the Group’s major markets. As a result, there can be no assurance that the Group will be able to remain in compliance with those covenants or that, in such circumstances, its lenders will be willing to waive or amend any covenants. In the event of a default under any of its financing arrangements, the Group’s lenders could terminate their commitments to lend to the Group or accelerate the repayment of debt and declare all amounts borrowed due and payable. If any of these events occur, there can be no assurance that the Group’s assets would be sufficient to repay in full all of its indebtedness or that it would be able to find alternative financing to enable it to continue operations. Even if the Group could obtain alternative financing, there can be no assurance that it would be on terms that are favourable or acceptable to the Group. For additional information regarding the Group’s indebtedness and a summary of its material debt agreements, see Item 5—“Operating and Financial Review and Prospects—Liquidity and capital resources”.

Precious metal consignment arrangements

The Group’s precious metal fabrication operations utilise significant quantities of precious metals, primarily gold by value. These metals are held on consignment under arrangements whereby the consignor retains title to the metal and has a right of physical return of the metal without penalty. As the consignors retain title and the associated risks and benefits of ownership under these arrangements, neither the value of the physical metal nor the associated liabilities are recorded in the Group’s balance sheet. The utilisation of consigned precious metals is established practice in the precious metals industry. The consignor is under no obligation to supply the precious metal to the division’s fabrication operations and has the right, with limited or, in some cases, no notice to demand physical return of its consigned metal. If precious metals consignors decide to reduce or withdraw the facilities for whatever reason, whether related to the Group or otherwise, or require a return of the consigned metal, the Group’s precious metal fabrication operations may suffer shortages of raw materials or may require precious metals to be supplied in a way which would increase Group borrowings and costs and have a material adverse effect on the Group’s financial condition or on its ability to compete. For additional information regarding the Group’s consignment arrangements, see Item 5—“Operating and Financial Review and Prospects—Liquidity and capital resources”.

Interest rate risk

The Group’s indebtedness is composed of both fixed and floating rate debt. As a result, the Group is exposed to the effects of interest rate movements. Whilst the Group attempts to manage the risk associated with interest rate movements through hedging and funding activity, fluctuations in interest rates could adversely affect the Group’s financial results.

Currency exchange rate fluctuations

The Group is exposed to short-term volatility and long-term realignments of currency exchange rates because: (i) a significant percentage of the Group’s sales and expenditures are realised and incurred in currencies other than pounds sterling (“profit and loss translation risk”); (ii) a significant percentage of the Group’s assets and liabilities are held in currencies other than pounds sterling (“balance sheet translation risk”); (iii) transactions are carried out by Group companies in currencies other than the reporting currency of the respective Group company (“transactional foreign exchange risk”); and (iv) competitors with a different currency exposure profile may gain competitive advantage if less negatively impacted by currency movements (“economic risk”). The principal currencies to which the Group has significant exposures are the US dollar, euro, Singapore dollar and Japanese yen. While the Group attempts to manage transactional and balance sheet translation risks associated with currency exchange rate fluctuations through its hedging and funding policies, fluctuations in the value of currencies in which it operates may nevertheless materially adversely affect the Group’s financial condition and results of operations.

Raw materials

Tin, fibreglass cloth, resins, solvents, alumina, graphite, silver and gold are among the principal raw materials that the Group purchases. The Group’s businesses may be affected by fluctuations in the price and supply of such raw materials. The Group’s ability to pass on increases or decreases in the cost of raw materials to its customers is, to a large extent, dependent upon market conditions. In addition, some of the raw materials the Group uses may become scarce or unavailable. If the Group cannot obtain suitable and cost effective substitutes, there could be a material adverse effect on the Group’s business and results of operations. While the Group does have in place policies to purchase from more than one supplier where feasible and there are alternative sources of supply for most of its raw materials, there can be no assurance that the Group will continue to be able to secure adequate raw materials at commercially appropriate prices.

Product liability

A large proportion of the Group’s products is used in the manufacturing processes of the Group’s industrial customers. If a product of the Group or the Group’s industrial customer does not conform to agreed specifications or is otherwise defective, the Group may be subject to claims by its customers arising from end-product defects, damage to production equipment of its customers or other such claims. In addition, a number of the Group’s products are incorporated into products sold directly or indirectly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulations by UK and foreign authorities and potential liabilities to consumers of these products, even if the Group did not itself provide these products directly to consumers.

International operations

The Group has operations in more than 35 countries and trades in over 100 countries. The Group’s strategy is to continue to expand its operations internationally. With operations worldwide, the Group’s business is subject to various risks inherent in international operations. These risks include, among others, war or threat of war, regulatory requirements, legal uncertainty regarding liability, transfer pricing, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, different payment cycles, different local accounting practices, problems in collecting accounts receivable, political instability and differing tax law and practice. Any of the foregoing could adversely affect the success of the Group’s current international operations and any plans to expand further internationally.

Operational risks

The Group has in excess of 150 manufacturing facilities based primarily in the United States, Europe and Asia. These facilities are subject to a variety of operational risks, the occurrence of which could result in a substantial interruption to a facility and a potential loss of customers and sales. These risks include the failure of equipment, natural disasters, compliance with customer quality control requirements and the need to comply with directives of, and maintain all necessary permits from, government agencies. In addition, the Group’s facilities may be materially adversely affected by raw material supply disruptions, labour force shortages or work stoppages and events impeding or increasing the cost of transporting the Group’s products. The occurrence of major operational problems may have a material adverse effect on the respective facilities experiencing such problems and on their results of operations and productivity and on the profitability of the particular manufacturing facility, though not necessarily on the Group as a whole. In addition, the Group’s success depends in part on its ability to manage and control the large number of facilities which it operates. There can be no assurance that the existing systems, procedures or controls will continue to be adequate to support all of the Group’s manufacturing facilities.

Warranties and liabilities relating to divestments

The Group has divested its interests in certain companies and businesses and may divest additional interests in the future. Various indemnifications, representations and warranties have been given with respect to the businesses of the divested companies at the time of their disposal, and other obligations or liabilities may exist or arise in the future associated with such divestments. Management believes that sufficient provisions are in place to meet possible claims resulting from these indemnifications, representations and warranties or to cover other obligations or liabilities which exist or may arise in the future. However, if any liabilities arising out of these transactions significantly exceed the amounts provided for, the Group’s results and financial condition could be materially adversely affected.

Intellectual property rights

The Group relies on a combination of trade secrets, patents, confidentiality procedures and agreements and copyright and trade mark laws to protect its proprietary rights. The existence of complex factual and legal issues may give rise to uncertainty as to the validity, scope and enforceability of a particular patent or practice. If the Group fails to protect, maintain and enforce its existing intellectual property, it may result in the loss of the Group’s exclusive right to use technologies and processes which are included or used in its businesses. In addition, the laws of certain foreign countries in which the Group operates may not protect proprietary rights to the same extent as those of the United Kingdom or the United States.

The Group has applied for patents in a number of jurisdictions, including in Europe and the United States. These applications are at various stages in the application process and patents may not be issued, or may be issued in a form narrower than the Group’s applications. If some of the patents or patent applications are not granted, expire or are successfully attacked, the Group may be unable to exclude competitors from using the technology covered by them. The Group has also acquired patents and patent applications from other parties. The Group could become subject to lawsuits in which it is alleged that it has infringed the intellectual property rights of others or the Group could commence lawsuits against others whom it believes are infringing upon its rights. The Group’s involvement in intellectual property litigation could result in significant expense, and/or materially adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of the Group’s technical and management personnel.

Government regulation and political situation

Cookson’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. The Group is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environment, health and safety, labour and employment practices, competition and other matters. Cookson cannot predict whether future developments in laws and regulations concerning its businesses will affect demands of regulatory agencies in a manner which will not materially adversely affect Cookson’s business, financial condition or results of operations.

Risks related to Cookson Group plc’s shares

Price volatility

The trading price of Cookson Group plc’s ordinary shares may be volatile and subject to wide fluctuations. The ordinary share price may fluctuate as a result of a variety of factors, including the operating and share price performance of other companies in the industries and markets in which the Group operates; speculation about the Group’s business in the press, media or the investment community; changes to the Group’s sales or profit estimates; the publication of research reports by analysts; and general market conditions.

Dividends

The policy of Cookson Group plc is to declare and pay dividends if profits and funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and the Group’s capital expenditure and other cash requirements and constraints at the time. The current dividend policy of Cookson Group plc is that no cash dividends will be paid until certain financial targets have been achieved. This policy will be kept under review. As a result, there can be no assurance on whether cash dividends or similar payments will be paid out in the foreseeable future or of their amount.

ITEM 4. INFORMATION ON THE COMPANY

History and development of Cookson

Cookson is a leading materials technology company that provides materials, equipment and services to customers worldwide. The Group traces its history back to 1704, with the Cookson Group name having been adopted in 1982. The current senior management team came together in 1997 and has guided the Group through a significant transformation from a diverse industrial conglomerate to the focused materials technology company it is today.

In effecting this transformation, Cookson has made several large acquisitions within its core operations and disposed of a number of non-core businesses. It has also rationalised its manufacturing and distribution facilities, discontinued certain product lines and streamlined Group and divisional administrative functions. Cookson is now organised into three operating divisions: Electronics, Ceramics and Precious Metals.

•	Electronics. Cookson’s Electronics division is a leading provider of materials, equipment, process chemistries and services to fabricators and assemblers of printed circuit boards (PCBs) and to the semiconductor packaging industry. It also supplies specialist materials for non-electronic applications. During 2002, the Electronics division contributed 40% of the Group’s total turnover from continuing operations.

•	Ceramics. Cookson’s Ceramics division is a world leader in the development, manufacturing and marketing of high performance speciality refractory products. These products are highly specialised, consumable flow control and heat containment products used in demanding applications, primarily in the iron and steel industry, and in industries that require refractory material for high temperature, abrasion-resistant and corrosion-resistant applications, such as the glass-making and foundry industries. During 2002, the Ceramics division contributed 41% of the Group’s total turnover from continuing operations.

•	Precious Metals. Cookson’s Precious Metals division is a leading supplier of precious metals fabricated into casting grains, wire, sheet, tubing, chain and jewellery components known as “findings”. It is also a manufacturer of semi-finished and finished jewellery items. During 2002, the Precious Metals division contributed 19% of the Group’s total turnover from continuing operations. In January 2003, the Group completed the sale of the Precision Products businesses for an aggregate consideration of $80.2 million (£50.0 million). In 2002 the Precision Products businesses contributed 4% of the Group’s total turnover from continuing operations.

Cookson Group plc is a registered public limited company organised, registered and domiciled under the laws of England and Wales (registration no. 251977). Cookson Group plc was incorporated on 12 November 1930. The Group’s principal executive offices are located at The Adelphi, 1-11 John Adam Street, London WC2N 6HJ, England and its telephone number is +44 (0)20 7766 4500. The headquarters of the Electronics, Ceramics and Precious Metals divisions are located in Foxborough, Massachusetts, United States; Brussels, Belgium; and Providence, Rhode Island, United States, respectively.

Cookson’s ordinary shares are listed on the Official List of the UK Listing Authority and trade on the London Stock Exchange under the symbol “CKSN”. Cookson also has American depositary receipts traded in the United States over-the-counter under the symbol “CKSNY” with Citibank, NA acting as depositary.

Group strategy

Cookson’s objective is to be a leading, global provider of materials, enabling technology and process improvements for its customers in each of its three divisions. The Group’s strategy requires that each division distinguishes itself from its direct competitors by offering a broad range of high quality products, enhanced by a full service and technical support package.

Management believes that each of Cookson’s businesses must have the potential and the capability to achieve the following criteria:

•	market and technological leadership;

•	above average growth;

•	global reach;

•	robust cash flow; and

•	returns, over time, exceeding the Group’s cost of capital.

Specifically, in the near-term, management intends to focus on:

•	Growing the Electronics division. Despite the unprecedented fall in volumes during 2001 to the severely depressed levels experienced in 2002, the Board believes that the Electronics division is likely to be the main driver of the Group’s growth, both in the near-term and for the foreseeable future. Management anticipates that this growth will occur organically and through limited acquisitions. Management believes the organic growth will come from a recovery in volumes from the severely depressed 2002 levels; the benefits of a considerably reduced operating cost base; new products and integrated package offerings and introductions; and increased penetration of the rapidly developing electronics markets, particularly in Asia. Where acquisitions are pursued, they are likely to be of smaller entities that have developed sound and innovative technology which will supplement the division’s own technology and product development capabilities.

•	Creating and enhancing value in the Ceramics and Precious Metals divisions. After a period of significant integration activity following the acquisition in 1999 of Premier Refractories International (“Premier”) Inc, the Ceramics division intends to focus on generating organic growth by extracting the benefits from this activity; continuing new product development; building on its capability to offer product and service packages; and increasing its penetration of emerging markets, particularly in Asia.

The focus of the Precious Metals division will be on enhancing its leading market positions; completing the integration of recent European acquisitions; and further developing its product ranges and technological capabilities.

•	Operational excellence and cash generation. In addition to pursuing the strategies above, the Group’s management will remain focused on productivity, working capital levels, cash flow generation and investment returns to ensure that all operations remain as efficient as possible.

In the process of formulating the Group’s strategy, the Board not only considers the performance of each division and the potential each has to achieve the above criteria but also reviews other strategic options that could be pursued in order to maximise shareholder value and achieve a greater degree of operating and financing flexibility. These options include, amongst others, the disposal or merger of one or more of the Group’s divisions or individual business units.

Structure of the Cookson Group

Operating structure

Cookson Group plc is the parent holding company of a group of companies. Cookson has 32 direct and indirect holding companies and over 200 trading entities and participates in several joint ventures and strategic alliances. In 2002, Cookson had turnover from continuing operations of £1,721 million and 17,247 employees at the end of that year (2002 average: 17,443). The Group operates in more than 35 countries and sells its products and services in over 100 countries. Cookson currently has more than 150 manufacturing facilities, supported by networks of sales and distribution locations. The Group is organised into three principal operating divisions—Electronics, Ceramics and Precious Metals.

Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of Cookson Group plc and the countries in which they are incorporated are as follows:

*Cookson America, Inc., USA

  Cookson Australia Pty Ltd, Australia

  Cookson Ceramics Ltd, England and Wales

  Cookson (Europe) SA, Switzerland

*Cookson Fukuda Ltd, England and Wales (50%)

*Cookson Investments, Inc., USA

*Cookson Investments Ltd, England and Wales

  Cookson Singapore Pte Ltd, Singapore

  Cookson Overseas Ltd, England and Wales

*Electroplating Engineers of Japan Ltd, Japan (50%)

  Fry’s Metals Inc., USA

*Polyclad Laminates, Inc., USA

*Speedline Technologies, Inc., USA

*Stern/Leach Company, USA

*Stern Metals, Inc, USA

*Vesuvius Crucible Company, USA

*Vesuvius United States Corporation, USA

  Wilkes-Lucas Ltd, England and Wales

Where marked with an asterisk (*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2002. All the above are wholly owned, unless otherwise stated. A full list of Group companies will be included in the Company’s Annual Return to the Registrar of Companies.

Geographic breakdown of operations

The geographic breakdown of Group turnover from continuing operations by customer location for the financial years ended 31 December 2002, 2001 and 2000 is summarised in the table below and has been extracted without material adjustment from the financial information of the Group set out in the consolidated financial statements included elsewhere in this annual report.

Turnover by geographic location of customer (1)(2)

	Year ended 31 December
	2002	2001	2000
	£million	£million	£million
Location
USA	602.4	692.1	1,052.9
Continental Europe	463.0	550.2	472.3
Asia-Pacific	347.1	336.7	323.5
UK	136.0	162.8	269.6
Rest of the World	172.6	187.3	192.6

Continuing Operations(2)	1,721.1	1,929.1	2,310.9
Discontinued operations	70.8	170.3	270.7

Total	1,791.9	2,099.4	2,581.6

Notes:

(1)	Turnover includes the Group’s share of joint ventures.
(2)	Comparative figures have been restated for those businesses disposed of during the year.

Cookson Electronics division

2002 percentage of Group sales:	40%
Number of employees as at 31/12/2002	5,772 (2002 average: 5,973)
Principal operating locations	The Americas, Europe and Asia-Pacific
No. of manufacturing, sales and distribution facilities	More than 130

Business description

Cookson Electronics division is a leading manufacturer and supplier of materials, equipment and services to the electronics industry, primarily serving fabricators and assemblers of PCBs, assemblers for semiconductor packaging and the electrical and industrial markets. The end-markets for customers’ products are the avionics, automotive, computing, industrial coatings, industrial electronics, joining materials, military electronics, semiconductor and telecommunications markets. Cookson Electronics comprises three groups: PWB Materials and Chemistry; Assembly Materials; and Equipment.

Cookson Electronics division’s objective is to provide an integrated process solution by providing products and services to its customers across the customer’s manufacturing process. Cookson Electronics believes that it can provide this solution through its global network of businesses comprising fully integrated materials, equipment and process technology packages, supported by dedicated technical service.

PWB Materials and Chemistry

The PWB Materials and Chemistry group is one of the industry’s most comprehensive suppliers of materials and chemistries used in the fabrication of PCBs.

The Electronics division, through Polyclad Technologies, is a leading manufacturer of the multi-layer laminate materials which form the substrate of a PCB. The group’s range of products includes copper-clad, epoxy-based resin laminates and bonding sheets for: rigid boards used in applications such as televisions (containing 2-4 layers); multilayer boards used in more complex devices such as mobile telephones (containing 6-8 layers) and internet switches (containing more than 30 layers); high performance boards used at high temperatures in, for example, lead-free assembly; and boards with enhanced electrical performance for high-speed data transfer or wireless applications. Through its Enthone business, Cookson Electronics manufactures speciality chemicals for the electronics and surface metal finishing industries. These include process chemistry, solder mask, dry film, etching products, metallisation chemistry and surface finishing products. One of Enthone’s fastest growing product areas is semiconductor copper. Copper is replacing aluminum as the material of choice for wiring on chips because it transmits electrical signals faster. Enthone also supplies products for other appliances such as performance coatings for high-density computer memory disks, metallic coatings to shield plastic housings of electronic devices against electromagnetic interference and high performance coatings for electronic connectors. It is also a leading provider of corrosion, wear-resistant and decorative coatings for numerous non-electronic applications including: electroless nickel for corrosion protection and wear-resistance of automobile parts, oil and gas industry equipment, medical instruments and aerospace components; coatings and topcoats to protect ferrous metals; and decorative finishes for automobiles, furniture, household appliances, jewellery and other precious metals products.

The PWB Materials and Chemistry group, which contributed approximately 53% of the Electronics division’s turnover from continuing operations in 2002 (2001: 53%), operates primarily in North America, Europe and Asia and is headquartered in Londonderry, New Hampshire, United States.

Assembly Materials

The Assembly Materials group is a leading global supplier of materials to assemblers of PCBs and the semiconductor packaging industry.

The Group’s products are used primarily to attach electronic components, such as semiconductors and capacitors, onto bare boards and to form the necessary electrical and physical connections between the board and its components. The group’s product range includes materials for both traditional through-hole assembly methods and more advanced SMT and flip chip processes. Principal product lines in PCB assembly include: solder (available in bar, paste, powder and sphere form and in no-clean, water-soluble and lead-free options); fluxes; adhesives; cleaning chemistries and stencils. The Assembly Materials group supplies the semiconductor packaging industry with epoxy moulding compounds, underfill, encapsulant materials and solder spheres used in semiconductor packaging to connect the package to the PCB and to provide electrical and thermal insulation.

The Assembly Materials group contributed approximately 34% of the Electronics division’s turnover from continuing operations in 2002 (2001: 32%). The group has operations located in North America, South America, Europe and Asia and its headquarters is located in Jersey City, New Jersey, United States.

Equipment

The Equipment group designs and assembles equipment used primarily in the PCB assembly process as well as in semiconductor packaging applications. The group’s products include: stencil printers used to screen print solder paste onto a bare board; high-speed liquid dispensers used to dispense adhesives, solder paste, encapsulants and flip chip underfill for SMT assembly and chip packaging applications; wave and reflow soldering systems; and cleaning systems which remove excess materials at various stages of the assembly process. The Equipment group also provides conformal coating services, equipment and materials to the electronics, medical, aerospace and rubber/silicone industries. The group offers customers one of the most comprehensive support services in the marketplace, including customer service, support and training.

The Equipment group contributed approximately 13% of the Electronics division’s turnover from continuing operations in 2002 (2001: 15%). The group has operations in North America, South America, Europe and Asia and is headquartered in Franklin, Massachusetts, United States.

Industry overview

Market characteristics

The value of global end-market sales in the electronics industry is estimated to be around one trillion dollars. The industry’s products touch nearly every facet of day-to-day life. Although the electronics industry is cyclical, it is considered to be a high growth industry. During the ten years from 1990 to 2000, end-market sales of electronic goods grew at an average compound annual growth rate of approximately 6%, although they fell by 11% in 2001 and by 6% in 2002.

The industry’s end-market products can be segmented into three major categories, with estimated shares of the total market by sales value:

•	computers and related goods (38%);

•	communications, which includes mobile phones, servers, routers and infrastructure products (28%); and

•	consumer, automotive, military, medical and industrial products (34%).

The primary manufacturers of these end-market products are leading corporations from virtually every major industrial country in the world. Original equipment manufacturers (“OEMs”) include global companies as well as large and small regional manufacturers.

Complementing this group of OEMs are contract equipment manufacturers (“CEMs”), who produce products for many OEMs and for companies, which consider their core competency to be design, distribution and marketing of technologically advanced products rather than manufacturing. The CEM segment of the electronics manufacturing industry has grown significantly over the last decade as OEMs have outsourced more of their production. In 2002, the output of CEMs represented over 25% of the total production of electronic goods. The growth in this segment has come largely through the acquisition of existing OEM manufacturing facilities by CEMs and the increase in the number of electronic devices used by consumers and industry.

The manufacture of electronic goods effectively begins with the semiconductor fabrication and component manufacturing processes. The semiconductor market is a high growth, cyclical market, with an annual sales value in excess of $225 billion. Cookson supplies products such as copper plating and wafer-bumping chemistry, epoxy moulding compounds, underfill, encapsulant materials and solder spheres to this market.

To produce any electronic device, semiconductors and components such as resistors and transistors need to be attached to a bare fabricated PCB. Bare PCBs are produced by both OEMs and independent manufacturers. The Electronics division provides laminates and chemicals to these PCB fabricators.

The general trend is for merchant or independent manufacturers to supply bare PCBs to both OEM and CEM assemblers, unless there is a significant technical reason requiring the OEM to protect its printed circuit design in which case the OEM produces its own bare boards. PCB assemblers attach the semiconductors and components to the bare boards to make the finished PCB. Cookson Electronics supplies materials such as solders, fluxes and adhesives and equipment and services to enable OEMs and CEMs to assemble finished PCBs.

Finished PCBs are used as components in the assembly of end-market products such as computers and mobile phones.

Electronics market trends

According to industry estimates, the world market for materials consumed in electronics manufacture is approximately $70 billion by sales value. Management estimates that the electronic materials markets served by its products are valued according to sales at approximately $12.5 billion. In addition, management estimates that the electronic assembly equipment market served by the division’s products is valued according to sales at approximately $1.0 billion.

Despite the severe downturn experienced by the electronics industry since 2001, management believes it remains a growth industry for the long-term, driven by increasing levels of electronic content in consumer, automotive and industrial applications. Management expects the continued demand for communications and computing applications to sustain demand for electronic goods.

There are a number of trends across the global electronics manufacturing industry that the division’s management believes will support long-term growth, including: the rate of change in increased functionality; the speed of data transmission; the portability of electronic devices; and the continual reduction in cost per feature. Additionally, the rate of customer consolidation and geographic expansion, particularly in Asia, provide further avenues for growth for large global players.

Competitive environment of the electronics industry

The Electronics division does not have any competitor that competes with it across all of its markets, but faces competition in each of its individual markets from a number of companies. Innovation, global presence and scale drive competition in the electronics industry. The demand for products to be smaller, faster, lighter and cheaper requires a competitive response which addresses operational efficiency, global standards and improved end-use performance. These result in relatively high barriers to entry, including:

•	Scale: Customer consolidation has resulted in a desire for fewer, larger, full service suppliers. As customers consolidate and reduce costs they need suppliers which can deliver a complete range of products and services on a global basis.

•	Operational efficiency: The ability to operate in low cost markets and to drive innovative process improvements requires customers to seek suppliers which can improve efficiency and solve the complex engineering issues that arise out of manufacturing around the world.

•	Cost of innovation: The global customer wants state-of-the-art materials and processes that enable it to reduce the total cost of manufacturing. Today, the ability to design new products, obtain customer qualification and deliver this with a consistent level of quality on a global basis is essential to meeting customers’ demands. Additionally, the ability to invest in new technologies such as environmentally friendly manufacture is essential. The significant resources required for this commitment limit the position of small and regional competitors.

Management believes that the Group’s Electronics division is in a strong competitive position for the following reasons:

•	Precision manufacturing: In order to achieve increased functionality, manufacturing techniques require increased precision in component manufacture and increased PCB features, such as higher layer counts with finer lines and tighter spacing. Additionally, very accurate placement and joining capabilities are required. To address these requirements, the division provides, amongst other products, patented semiconductor materials for new copper metal component manufacture, ultra-thin high performance laminate substrates for PCBs, high speed and tight tolerance soldering products and precision assembly equipment.

•	Asia-Pacific presence: Management believes the division is well placed to meet customer needs as its customers expand in the region with its established infrastructure in the Asia-Pacific region. All product groups of the division have a significant manufacturing or distribution presence in Asia, including China where rapid expansion is occurring. The division’s strategy of horizontal process solutions positions it as a full service provider of materials and process solutions, wherever needed by the customer.

•	Strong customer relationships: The division has developed strong relationships with its major multinational customers and believes it is able to transfer its knowledge and service skills to any geographic markets that those customers may enter. The division has also formed strong alliances with complementary manufacturers to broaden its customer support capability globally.

Whilst innovation in electronic end market products is often rapid, innovation in electronic materials is predominantly of an evolutionary nature. Management believes this reduces the risk that substitute products could make the Electronics division’s products obsolete.

Suppliers, sales and distribution

The Cookson Electronics division obtains raw materials from a variety of suppliers. Some raw materials are globally traded commodities (e.g. tin) and others are proprietary products (e.g. epoxy for moulding compounds). While these proprietary products do not represent a significant part of the division’s raw material purchases, there is some exposure to pricing pressure from the suppliers of such products.

Cookson Electronics sells to its customers through a variety of channels, although it has direct relationships with all of its major customers. Some Cookson Electronics products are sold through third party distributors but the majority are sold directly.

Cookson Ceramics division

2002 percentage of Group sales:	41%
Number of employees as at 31/12/2002:	8,593 (2002 average: 8,448)
Principal operating locations:	The Americas, Europe and Asia-Pacific
No. of manufacturing, sales and distribution facilities:	More than 80

Business description

The Ceramics division operates in the refractory market, which can be broadly divided into two product areas: flow control products used to control, protect and monitor molten steel during the continuous casting process; and lining products, in the form of either monolithics or bricks, used to protect metal casings from degradation under high temperatures in a range of demanding industrial applications. Cookson’s Ceramics division, through its Vesuvius business, is the world leader in the supply of flow control products to the iron and steel industry and is a leading supplier of monolithics lining products in the United States and Europe.

The division operates in four sectors: Iron and Steel; Glass; Foundry; and Industrial Processes.

Iron and Steel

The harsh operating environment and potentially dangerous conditions in which steel is poured, involving temperatures in excess of 1,600°C, impose enormous demands on the refractory systems employed. Flow control products supplied by Vesuvius include: the VISO product range, which are isostatically-pressed alumina graphite refractories including ladle shrouds, stopper rods, sub-entry nozzles and shrouds to channel and control the flow of steel from ladle to tundish and from tundish to mould; slide gate refractories including nozzles, plates and speciality shapes for furnace, ladle and tundish slide gate systems; and temperature measurement and control devices to monitor and regulate steel flow into the mould. The majority of these products are consumed during the process of making steel and some must be replaced frequently. Demand for the Iron and Steel sector’s products is thus primarily linked to steel production levels.

Lining products include specialist refractory materials for lining furnaces, ladles and tundishes. These are in the form of both monolithics and, to a lesser extent, refractory shapes (e.g. bricks, pads and dams).

Due to the specialised nature of Vesuvius’ refractory products and the high volumes in which they are consumed, customers frequently demand a source of supply close to their own production sites. In addition, to minimise production downtime, customers are increasingly requiring suppliers to provide a total process solution as opposed to the provision of products alone. To meet its customers’ requirements, the Ceramics division offers full systems capability, including refractory design, manufacture, installation and field service. The division’s worldwide network of manufacturing facilities offers local service on a global basis.

The Iron and Steel sector contributed 67% of the Ceramics division’s 2002 turnover from continuing operations (2001: 66%) and has operations primarily in the United States, Europe and Asia.

Glass

The Glass sector supplies a wide range of refractories for the construction of all types of melting furnaces to all areas of the glass-making industry. The sector’s products are used in a variety of processes, including the manufacture of flat and hollow glass; the shaping of safety glass for the automotive and architectural industries and for specialty ophthalmic and laboratory applications; the manufacture of monitor tubes for televisions and personal computers; and the production of solar panels. A new product for this sector is solar crucibles, which are used to cast wafer-grade silicon for the production of photovoltaic cells.

The Glass sector contributed 11% of the Ceramics division’s 2002 turnover from continuing operations (2001: 11%) and has operations in the United States and Europe.

Foundry

Vesuvius supplies non-ferrous and ferrous foundries with an extensive range of high-performance refractory products for molten metal in abrasion-resistant and corrosion-resistant applications. Products include crucibles used in the melting and transfer of molten metals, thermocouple sleeves, tubes, rods and nozzles.

The Foundry sector contributed 8% of the Ceramics division’s 2002 turnover from continuing operations (2001: 9%) and has operations in the United States and Europe.

Industrial Processes

Vesuvius supplies industrial products including bricks and pre-formed shapes, castables, ceramic fibres, plastics and ramming mixes, to industries such as cement and lime, power generation and incineration.

The Industrial Processes sector contributed 14% of the Ceramics division’s 2002 turnover from continuing operations (2001: 14%) and has operations in the United States and Europe.

Industry overview

Refractory products used in the iron and steel industry

Steel can be produced in two ways: by processing iron ore using the integrated route or by melting scrap steel in an electric arc furnace. Molten steel must then be cast into semi-finished steel preforms, such as billets, blooms or slabs, by either a continuous casting or ingot casting process. Refractories are products that enable both processes to work and be refined as necessary. Refractories are required to withstand the corrosive properties and thermal shock of molten iron and steel at temperatures above 1,600°C at various stages of the manufacture and casting of iron and steel. A wide range of refractory products is used in iron and steel making. Refractories address two main areas:

•	Raw iron and steel production: lining refractories are used to protect the metal shell of steel-making vessels from high temperature molten iron or steel. These linings, either monolithics or bricks, have applications in coke ovens, hot blast stoves, blast furnaces, transfer ladles, basic oxygen furnaces and electric arc furnaces.

•	Continuous casting: three main groups of refractory consumables are used in the continuous casting process:

—	Linings for ladles and tundishes (including bricks and monolithics used as linings for insulation, safety and to protect the working surface of the vessel).

—	Stream protection products used to facilitate the flow of molten steel and to prevent oxidation of the metal whilst it is being transferred from the ladle to the tundish (e.g. ladle shrouds) and from the tundish to the mould (e.g. submerged entry shrouds and submerged entry nozzles).

—

Flow control refractories and systems which are custom designed to optimise the performance of the ladle and the tundish. These can make a significant contribution towards improving the quality of the cast steel and the productivity of the steel casting plant. Typical products are ladle slide gate systems and refractories which control the flow of steel from ladle to tundish; tundish slide gate systems and refractories which control the flow of steel from the tundish to the mould; tube and nozzle changers used to change subentry shrouds during the casting of slabs or long products and for longer casting sequences; stopper rods used to control the flow of steel from the tundish to the mould; continuous temperature measurement systems to control the variation of temperature in the tundish; and purging systems that allow stirring of the steel by argon gas injection in the ladle and in the tundish.

These products are generally consumable (i.e. have a relatively short working life) and are key components of the continuous casting process as they can have a major impact on both plant efficiency and steel quality.

The Ceramics division is the leading global supplier of stream protection and flow control refractory systems for iron and steel production and it is a significant player in linings for ladles and tundishes.

Refractory products used in the glass industry

The glass industry uses refractories for melting furnace and regenerator systems and in glass treatment processes.

•	Melting furnace and regenerator systems: refractories used in glass production need to withstand similar temperatures to those for iron and steel applications but must address different issues arising from the different chemical properties of the raw materials used in glass. The refractories usually last for the full life of the melting furnace, which is currently around 10-12 years in the production of container and flat glass.

•	Glass treatment: these processes operate at lower temperatures and require several different types of refractories such as rolls and cooling and shaping aids.

The Ceramics division supplies tin bath blocks for the float glass process and produces numerous other products such as fused silica tweels and tempering rollers.

Refractory products used in the foundry industry

The foundry industry entails the melting and casting of base metals. Refractories used in the foundry industry relate almost entirely to the casting process. The main product groups are: monolithic linings and bricks which are used extensively to line furnaces, kilns, incinerators and ladle treatment; filters and degassers used in metal treatment carried out prior to casting; molten metal flow control products such as nozzles and stopper rods; crucibles which are used extensively in the non-ferrous foundry market to melt and transfer molten metal; ceramic foam filters which reduce flaws and control turbulent flow during the mould filling process; and temperature measurement systems which are used in both ferrous and non-ferrous pouring systems.

The Foundry and Industrial Processes sectors of the Ceramics division produce a variety of products for each of the above applications.

Refractory market trends

Over the last decade, world production of steel has grown by an average of 2% per annum and in 2002 for the first time world steel production exceeded 900 million tonnes. Approximately 14% of the world’s steel is produced in North America and 18% in the European Union. Asia-Pacific contributed 43% of world production in 2002, of which China, the world’s largest producing country, produced 20%.

About 85% of world steel production is made by the continuous cast process with the balance of production being in ingots. However, this proportion varies between markets. Generally, in the developed world markets, over 95% of production is continuously cast whereas in some less developed but nonetheless large markets, such as India and countries of the former Soviet Union, as little as 40% of steel production is continuously cast.

Several trends suggest that the historic dominance of iron and steel production in North America, Western Europe and Japan is being steadily eroded. These trends include:

•

Growth of steel industry in developing countries. There is a growing shift in production of raw steel from mature markets towards emerging markets and regions such as China, Russia, Eastern Europe and the Middle East, where raw material availability, market growth and relatively low labour costs are attracting more steel makers. Management believes that this trend provides the Ceramics division with significant further growth opportunities to consolidate and enlarge its leading market position through increased penetration into those countries.

•	Continuous casting. Since its introduction in the 1960s, continuous casting has largely replaced ingot casting. Almost all new capacity is continuous casting and ingot casting capacity in developing countries is being gradually converted to continuous casting.

•	New technologies. The trend is away from conventional integrated slab casters to more efficient mini-mills utilising new thin slab casting technology which reduces the processing costs of steel strips. Steel manufacturers continue to develop manufacturing technologies which result in greater efficiency and cost savings.

•	Consolidation and privatisation. Historically, the steel industry in many countries outside the United States has been state-owned and operated. Current trends are towards private ownership and, more recently, industry consolidation, particularly amongst European steel manufacturers. The latter has been driven by the need to rationalise capacity, increase efficiency and to concentrate supply sources.

•	Focus on quality. The drive for increased productivity and higher quality steel also requires more metallurgical treatment in the ladle. This is also increasing the market for high technology refractories in the secondary steel-making stage (i.e. rolling of preforms into final shapes).

The Ceramics division has one global competitor across its full range of iron and steel product lines and other competitors which compete with certain of its products on a regional basis in iron and steel, glass, foundry and industrial processes. Given the division’s market position and global reach, management believes that the Ceramics division is well placed to take advantage of these trends for the following reasons:

•	Continuous casting. The growth of continuous casting favours the consumption of greater volumes of high performance refractory consumables such as flow control and stream protection products which play to the Ceramics division’s strengths.

•	New technologies. The Ceramics division, with its extensive research capability and industry knowledge, is well placed to take advantage of the move towards new technologies, such as thin slab and direct strip steel production, which require different and more complex refractory solutions to those employed by more traditional steel-making methods.

•	Consolidation and privatisation. The Ceramics division’s leading, global market position and wide product range enable it to offer product and service packages and solutions on a large, integrated, cross-border basis to satisfy the needs of, and to provide full line refractory management capability to, global steel manufacturers with local support capability.

•	Quality. Through the continuous improvement of its products, technologies and services, the Ceramics division is focused on improving process technology and quality throughout its global network of manufacturing plants.

Suppliers, sales and distribution

The Ceramics division purchases its raw materials from a wide range of suppliers located in a number of countries. Suppliers of these products in general have some ability to exercise power over pricing but the division has not suffered materially from strong pricing pressure from suppliers of its raw materials.

However, the continuing consolidation of the world steel industry, combined with its current financial position, gives customers some pricing leverage over the suppliers of refractory products. Although global customers can negotiate pricing aggressively, the division’s products are critical to their processes. The Ceramics division sells almost all of its products for the iron and steel and glass industries directly to customers using its own sales force. While some of its foundry products are sold directly, others are sold through third party distributors.

Cookson Precious Metals division

2002 percentage of Group sales:	19%
Number of employees as at 31/12/2002:	2,342 (2002 average: 2,381)
Principal operating locations:	United States and Europe
No. of manufacturing, sales and distribution facilities:	More than 60

Business description

Following the sale of the Precision Products sector in January 2003, the primary business of the division is the supply of precious metals fabricated into casting grains, wire, sheet, tubing, other components known as “findings” and finished chain. The division also manufactures semi-finished and certain finished jewellery items for the fine jewellery and silversmith industries. In North America, the Precious Metal division is a market-leader. The acquisition of the European jewellery products business of Engelhard-CLAL (“E-CLAL”) in the third quarter of 2000 contributed to a growing presence in Europe, adding operations in France and Spain to a well-established UK business. The division’s operations in the United States and Europe sell the full range of their products across all markets, from designer jewellers to popular retailers to independent goldsmiths, jewellers and craftsmen. The division is a major supplier of gold and silver blanks for medals and coins to customers including the US Mint. The findings and components business is increasingly benefiting from the trend towards outsourcing by its major customers, with whom Cookson Precious Metals has developed strong relationships, involving close collaboration on new product development. The division also manufactures emblematic jewellery, ear piercing systems and sterling silver jewellery and giftware.

Industry overview

Gold is the primary precious metal measured by value used in jewellery production. Other precious metals that are used are silver, platinum and palladium. Around 80% of the world’s annual gold demand by volume is used in the fabrication of jewellery products. In 2002, approximately 3,000 tonnes of gold bullion were fabricated into jewellery products. Gold bullion production and jewellery fabrication do not always occur in the same geographic regions. For example, Africa is the largest net exporter of gold bullion, and Europe is a large net importer. However, Europe is a large net exporter of fabricated jewellery products, and North America is the largest net importer of fabricated jewellery products.

The process of converting gold bullion, silver or platinum into a finished jewellery product for the end-consumer involves four main steps, each of which adds value to the basic metal: (a) gold is initially converted into semi-finished products (e.g. sheet, wire, tube, bars and grain) through a variety of milling techniques, which are sold to manufacturers of finished jewellery; (b) these manufacturers convert semi-finished products into components (e.g. pins, posts, beads, balls, chains and other engineered components called “findings”) to suit their specific needs, using some of the products in their own finished jewellery production and selling some on to smaller, independent and artisan jewellery manufacturers; (c) the components are then turned into finished products (e.g. finished chains, pendants, earrings, rings and bracelets) and sold to a variety of wholesalers and retailers, serving all market segments from mass-retail to luxury brands; and (d) the retailers also add value to the product by way of branding, presentation, quality assurance and end-customer service.

Jewellery market trends

As discussed above, demand for products differs across geographic markets. However, some trends are affecting the industry generally.

•	Consolidation. Consolidation and increased sophistication in the retail industry has increased demand for services as well as competitive pricing, which will favour larger players, such as Cookson, that can offer full service and product range capability.

•	Mass market. The mass-market segment is the fastest growing segment of the industry. This offers opportunities for larger players which have a broad product portfolio and efficient large-scale production and distribution capabilities.

•	Changing cycles. Fashion cycles in the jewellery industry have been accelerating, requiring manufacturers to bring new designs to market more quickly in order to meet shorter-term demands. Accelerating cycles also require manufacturers to develop more efficient design, production, distribution and inventory management processes, again favouring larger players with the scale to warrant the investment in information technology that can address the market’s needs.

Management believes that Cookson, as a large player in the industry, is well positioned to take advantage of these trends.

Competitive environment of the jewellery market

In the United States and Europe, the division’s key jewellery markets, the manufacture of jewellery is highly fragmented. For each of its product groups and in each of its geographic markets, Cookson is a leading player in the manufacture of semi-finished products and components. The division does not have any competitor that competes with it across all of its markets, but faces competition in each of its individual markets from a number of companies.

Management considers the key criteria for success to be the following:

•	Technological differentiation. The ability to manufacture, develop and produce these products using new technologies to increase customer efficiency and range of application can command premium pricing and a greater share of individual customer’s business.

•	Product and service differentiation. The ability to address multiple issues faced by customers creates significant advantage for large scale, sophisticated producers.

•	Cost efficient manufacturing. The ability to use industrial production techniques rather than those of the artisan allows a manufacturer to meet the needs of the fast growing mass-market segment.

•	Time to market. The ability to bring new products to market quickly is becoming increasingly important in order to accommodate the accelerating fashion cycles.

Management believes that the Precious Metals division’s business has developed significant capabilities across all four of these key criteria.

The potential exists for increased volumes of semi-finished and finished jewellery to be manufactured in low labour cost economies rather than in Cookson’s main production areas in the United States and Europe. Management believes for the following reasons that the impact of this trend can be mitigated:

•	Security. Rigorous security is a significant factor in the efficient manufacture of jewellery products since the products are small but have a high value. Security procedures are more difficult to implement where transportation across large distances and across borders is involved.

•	Available financing. Precious metal consignment facilities are not as readily available to support developing country manufacturers as in developed countries.

•	Distribution costs. Distribution costs from offshore manufacturing sites can significantly diminish some labour cost advantages.

Management believes it is likely that offshore production will remain focused on the mass-market segments of the jewellery market. However, management believes penetration of imports into Cookson’s markets will be gradual and it intends to counter these threats through increased automation, improved supply chain management, focus on segments with local advantages and participation in offshore production where appropriate.

Suppliers, sales and distribution

The Precious Metals division fabricates products using significant amounts of precious metals (mainly gold but also silver, platinum and palladium). Suppliers have limited pricing power and primarily differentiate themselves through credit terms.

Cookson rarely acquires the precious metals it uses. Rather, it usually obtains the precious metals from its customers or on consignment from one of a group of consignor banks or precious metal trading houses with whom it has an existing consignment relationship. Cookson does not take ownership of the metal, meaning it has minimal exposure to price fluctuations; the risk remains with the customer or the consignor. For further information about the consignment facility, see Item 5—“Operating and Financial Review and Prospects— Liquidity and Capital Resources”.

The customer base of the division is fragmented. Although there are a few significant customers, many are smaller manufacturers, goldsmiths and artisan jewellers. Their ability to dictate aggressive pricing terms is relatively limited, although they are assured of good value by the proliferation of suppliers they can approach. Sales to customers are made directly from service centres that the division operates in various jewellery manufacturing centres. Additionally, catalogues and websites generate significant sales for the division.

Research and development

The Group is committed to achieving technological improvement of its business processes and products so that it will continue to be competitive in each of its markets in terms of quality and cost, thereby improving margins and sales. The Group also seeks to forge close technological partnerships with customers and suppliers in order to integrate its operations with those of its customers, thereby working to improve productivity for both the customer and itself. In 2002, expenditure on research and development, as defined by the UK Statement of Standard Accounting Practice No. 13 (Revised), amounted to £33 million (2001: £41 million; 2000: £41 million).

Electronics division

The Electronics division’s research and development expenditure as a percentage of turnover from continuing operations was 3.2% in 2002 (2001: 3.3%). The division has 18 research and development facilities located in the United States, Europe and Asia-Pacific which employ over 300 people.

Ceramics division

The Ceramics division’s research and development expenditure as a percentage of turnover from continuing operations was 1.5% in 2002 (2001: 1.3%). The division has 8 research and development facilities and 200 employees located in the United States and Europe.

Precious Metals division

The Precious Metals division’s research and development expenditure as a percentage of turnover from continuing operations was 0.1% in 2002 (2001: 0.4%). The nature of the division’s activities does not necessitate the extensive research and development support required by the Electronics and Ceramics divisions.

Employees

The table below shows the number of employees within each division as at 31 December 2002, 2001 and 2000:

	Number of employees(1)
	2002	2001	2000
Electronics	5,772	6,213	8,456
Ceramics	8,593	7,967	8,902
Precious Metals	2,342	2,427	2,776

Continuing operations	16,707	16,607	20,134
Discontinued operations	540	625	1,938

Total	17,247	17,232	22,072

Note:

(1)	Comparative figures have been restated for those businesses disposed of during the year.

The average number of Group employees during 2002 was 17,443 (2001: 19,934; 2000: 21,161), of which 5,973 (2001: 7,161; 2000: 7,948) were in Electronics, 8,448 (2001: 8,569; 2000: 8,694) in Ceramics, 2,381 (2001: 2,607; 2000: 2,746) in Precious Metals and 641 (2001: 1,597; 2000: 1,773) in discontinued operations. Group employee numbers relate to Cookson Group plc and its subsidiaries, but exclude those of joint ventures.

The Group operates pension arrangements in various jurisdictions. The majority of pension fund assets and liabilities are in the United Kingdom and United States. Group policy prohibits investment of pension fund assets in its own businesses.

In the United Kingdom, the Group operates defined benefit pension arrangements for the majority of its employees, including executives. A number of employees are included in a defined contribution arrangement. The arrangements are tax-approved trusts. In the United States, the Group operates both qualified and non-qualified defined benefit plans and defined contribution plans. Outside the United Kingdom and the United States, the majority of pension plans are defined contribution schemes.

For more information regarding the Group’s pension schemes, see note 29 to the consolidated financial statements included elsewhere in this document.

Property, plant and equipment

Cookson owns or leases land and buildings and plant and machinery throughout the world, the principal regions where operating locations are situated being the United States, United Kingdom, Continental Europe and Asia-Pacific. As of 31 December 2002, property and plant and equipment were included in the consolidated balance sheet at a net book value of £143 million and £247 million, respectively.

A brief description of each of the properties that is material to the Group as a whole is set forth below:

Polyclad Laminates, Inc. owns an 86,900 square foot property at Franklin Industrial Park in Franklin, New Hampshire, United States. The majority of this property is used for manufacturing and warehouse purposes with the remainder used for laboratory and office space.

Alpha Metals owns a 174,000 square foot property in Jersey City, New Jersey, United States. This property is used primarily for manufacturing, office and laboratory space.

The Stern-Leach Company owns a 220,000 square foot property in Attleboro, Massachusetts, United States. This property is used primarily for manufacturing purposes.

During 2002, the Group sold the land and buildings of a number of its UK sites for a total consideration of £8 million, realising a gain under UK GAAP of £2 million. At the time of the disposal, the Group entered into operating leaseback arrangements for these sites, the future lease costs of which are included in note 28 to the consolidated financial statements, included elsewhere in this annual report.

Commitments for capital expenditure as at 31 December 2002 are £7.5 million.

Operating lives of assets owned and used by Group companies are as follows: for freehold properties, between 10 and 50 years; for leasehold properties, the term of the lease; and for plant and machinery, between 1 and 15 years. Included in plant and machinery are the following operating lives: for motor vehicles, between 1 and 5 years; for information technology equipment, between 1 and 5 years; and for other plant and machinery, between 5 and 15 years.

Management believes its property, plant and equipment to be adequate for their respective purposes and suitably utilised according to the individual nature of each property and the requirements of the businesses respectively conducted within each one.

Litigation

Cookson has extensive international operations and several companies within the Group are parties to legal proceedings, certain of which proceedings are insured claims arising in the ordinary course of the operations of the Group company involved and, while the outcome of litigation can never be predicted with certainty, having regard to legal advice received and the Group’s insurance arrangements, management believes that none of these matters will, either individually or in the aggregate, have a material adverse effect on the Group’s financial condition or results of operations.

Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Two of the Group’s subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the total amount paid, including costs, in relation to this litigation has not been material to the Group’s financial position or results of operations.

Regulation

Health, safety and the environment

Group companies, in common with similar manufacturers, operate within industries that are under increasing pressure to reduce the environmental impact of their manufacturing processes. The Group’s businesses are subject to laws and regulations relating to health, safety and the environment (“HS&E”), although the scope and severity of such laws and regulations vary, dependent upon the particular jurisdiction in which the businesses are located.

The Group has adapted its operations and developed its products and technologies to meet regulations that have become increasingly stringent over the years and also in the light of continuing scientific advances.

Cookson recognises its responsibilities for the health and safety of its employees and to the communities in which Group companies operate. The Group’s HS&E policy is based on the following principles:

•	operating in a manner which preserves health, safety and a sound environment;
•	meeting, at a minimum, legal HS&E obligations, while aiming for continuing improvement; and
•	regarding good HS&E performance as an integral part of efficient and profitable business management.

Management continues to seek ways of improving HS&E performance, using health and safety and environmental specialists to advise on best practice and appropriate measures to ensure that high standards are maintained. Nevertheless, whilst management believes that Group companies generally conduct their operations in compliance with the current relevant HS&E regulations, there have been and may continue to be instances of non-compliance by Group companies with these regulations, for example, as a result of accidental spills and leaks. Where management becomes aware of non-compliance with applicable regulatory requirements, appropriate action is taken in order to rectify the position. The costs and penalties that have been incurred during the last three fiscal years in connection with any instances of non-compliance have not been material to the Group’s results of operations. While such expenditure may continue in the future, the costs incurred will depend on a number of factors, including the need for and extent of any remedial work undertaken and the standards required by applicable environmental laws and regulations. Current and previous use of Group sites for manufacturing activities, including use prior to the time the Group acquired a site, may give rise to clean-up obligations, the costs of which may be material depending on the nature and extent of the contamination. In this connection, legislation in the United Kingdom imposes an obligation to clean-up historic contamination on those parties who have caused or knowingly permitted such contamination in circumstances where significant harm is being caused to the environment or there is a significant possibility of such harm. If such parties cannot be found, responsibility for clean up may pass to current site owners or occupiers.

Certain subsidiary companies have environmental liabilities arising from past operations at some currently or formerly owned sites in the United States. In addition, as is often the case for manufacturing companies in the United States, certain Group companies have been named under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and similar state statutes as potentially responsible parties (“PRPs”) in respect of a number of Superfund or waste disposal sites (neither owned nor occupied by the Group). The majority of the proceedings have now been settled or are no longer active and, in most cases, the Group company concerned has been named only as a minor contributor. However, each PRP may face assertions of joint and several liability and, to the extent that other PRPs are unwilling or unable to fund the total liability, the potential ultimate liability of the Group company is increased accordingly. Generally, however, a final allocation of costs is made based on the relative contributions by each PRP of waste to the site. The level of costs that will be incurred in connection with CERCLA and other environmentally impaired sites will depend upon many factors, including the financial viability of other PRPs, the Group’s percentage of responsibility for clean-up at any given site and the methods of remediation required.

It is Group policy to provide for the costs of environmental compliance (including clean-up costs) once the crystallisation of such costs is considered probable. Although there can be no assurance, management believes that, taking into account the provisions currently in place, the cost of addressing currently identified environmental obligations is unlikely to have a material adverse impact on the Group’s financial position.

Intellectual property

The Group relies primarily on a combination of trade secrets, patents, confidentiality procedures and agreements and copyright and trade mark laws to protect its proprietary rights. The Group has obtained patents and will continue to make efforts to obtain patents, when available, in connection with its technologies and processes. Some of the Group’s technology is not covered by any patents or patent applications and includes trade secrets and other know-how that is not considered patentable.

Cookson has various trade mark registrations and pending applications for registration. The registrations and applications for registration include those for the marks “Cookson”, “Vesuvius”, “Polyclad”, “Enthone” and “Speedline” in a number of jurisdictions.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of Cookson Group plc should be read in conjunction with the consolidated financial statements and related notes thereto located elsewhere in this document. The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to Cookson, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ funds to US GAAP, as at and for the years ended 31 December 2002, 2001 and 2000 as applicable, see note 34 to the consolidated financial statements.

This discussion includes forward-looking statements based on assumptions about the Group’s future business. Actual results could differ materially from those contained in the forward-looking statements.

Overview

The trading results of the Cookson Group are influenced by a number of factors relating to the markets served by its principal businesses and to management actions taken with regard to the investment in and operation of those businesses. The major factors which have had a significant impact on the trading performance of the Group in the last three years have been and are as follows:

Market overview

Electronics

Major drivers for the Electronics division relate to the global demand for electronic and electrical products, sales of which, from 1990-2000, grew at an average rate of approximately 6% per year. In addition, the number of electronic components included in end-market products has grown in recent years. Nevertheless, the market still exhibits cyclicality, as shown by decreases in production of and demand for components during the most recent period resulting from the difficulty manufacturers had in managing orderly capacity expansions, inventory levels and decreases in demand for end-products. Accordingly, the industry can move quickly from a state of undercapacity and inventory shortages, as seen in 2000, when global demand for electronic goods increased by 13% over 1999, to one of over-capacity and excess inventories, as seen in 2001 and 2002, when global demand declined by 11% and 6% respectively, compared with the prior year.

Prior to the market contraction at the end of 2000, expectations that industry growth would continue in 2001 led to a significant build-up of inventories by most industry participants, including Cookson. Whilst inventory levels were increasing throughout the industry during the fourth quarter of 2000, the pace of new orders began to slow. By the end of the first quarter of 2001, demand across all segments of the supply chain began to weaken sharply. End-market demand for electronic goods continued to contract during the second and third quarters of 2001, exacerbated by the events of 11 September 2001. During the fourth quarter of 2001, the rate of market decline slowed as excess inventory levels began to erode. Due to the heavy build up of inventories throughout all levels of the manufacturing chain and the fall in end-market demand, global production of PCBs fell by 7% in 2002 and by 14% in the United States. As most of the Electronics division’s products are used in the production of PCBs, demand for its products was similarly affected during this period. More recently, some lead indicators have suggested to management that the industry decline has slowed and that the inventory reductions which were responsible for much of the decline in 2001 and 2002 are at an end. However, the timing of a recovery in the industry remains unclear.

Ceramics

The major factor which influences the level of business in Cookson’s Ceramics division is the level of steel production volumes in the countries in which it operates. The majority of the products which the Ceramics division supplies is used by steel manufacturers in their production process and the major markets served are the United States and Europe.

Production in the world steel industry grew by 7% in 2002 over 2001 after remaining essentially unchanged in 2001 over 2000. For the first time in 2002, global steel production exceeded 900 million tonnes.

After registering a year-on-year decline in 2001 of 3%, steel production in the European Union remained essentially unchanged in 2002. This contrasted with the growth of steel production in Asia of 12% in 2002, principally driven by a 20% increase in China, the world’s largest steel producer. In 2002 North America recorded an increase of 3% over 2001, with the United States up by 2.5%. South America also moved ahead strongly, with a 9% increase compared to 2001.

Industry forecasts for global steel production indicate that long-term growth rates similar to that of the last decade may occur and increased consolidation amongst steelmakers is anticipated, both within national and international markets.

Management believes that further consolidation within the steel industry will likely bring production capacity more in line with market demand.

Precious Metals

The Precious Metals division’s largest market is the United States. Demand for the division’s products is driven principally by US economic conditions, consumer confidence and consumer spending and management expects this to continue.

In 1999 and 2000, US economic conditions, consumer confidence and consumer spending were sound, as was demand for jewellery. Following a quiet 2001 holiday season in North America, in the aftermath of September 11, there were some signs of a recovery early in 2002 as jewellery retailers restocked during the first quarter. Trading conditions for the division’s semi-finished mill goods business improved as a major competitor exited the North America silver market. However, by mid-year the trading environment had softened and it deteriorated further as the jewellery industry prepared for the holiday season, particularly in the United States. For the second successive year, the traditional strong finish to the year did not materialise due to depressed consumer demand for jewellery. In Europe, trading conditions were generally weak throughout 2002.

If the anticipated demand from a particular consumer event is not realised, it is not always possible to make up this shortfall and, because of the seasonality of the division’s business, its results in any particular quarter are not necessarily indicative of future results or of the results which may be expected for a full year.

Geographic breakdown of the Group’s turnover and operating profit from continuing operations

	Year ended 31 December 2002
	Turnover	Operating (loss)/profit before goodwill amortisation and exceptional items(2)	Exceptional items	Goodwill amortisation	Operating (loss)/profit
	£million	£million	£million	£million	£million
United States	688.3	(22.0)	(19.1)	(22.1)	(63.2)
Continental Europe	459.9	17.1	(9.7)	(4.3)	3.1
Asia-Pacific	278.7	37.3	(0.2)	(6.6)	30.5
United Kingdom	178.5	3.5	(2.4)	(3.6)	(2.5)
Rest of the World	115.7	12.3	—	(1.3)	11.0

Continuing operations	1,721.1	48.2	(31.4)	(37.9)	(21.1)

	Year ended 31 December 2001
	Turnover(3)	Operating (loss)/profit before goodwill amortisation and exceptional items(2)	Exceptional items	Goodwill amortisation	Operating (loss)/ profit(3)
	£million	£million	£million	£million	£million
United States	784.2	(20.0)	(22.8)	(23.2)	(66.0)
Continental Europe	533.1	21.5	(1.3)	(4.3)	15.9
Asia-Pacific	276.6	36.8	—	(6.3)	30.5
United Kingdom	214.0	(3.9)	(5.7)	(3.6)	(13.2)
Rest of the World	121.2	11.2	(1.4)	(1.2)	8.6

Continuing operations	1,929.1	45.6	(31.2)	(38.6)	(24.2)

	Year ended 31 December 2000
	Turnover(3)	Operating (loss)/profit before goodwill amortisation and exceptional items(2)	Exceptional items	Goodwill amortisation	Operating (loss)/ profit(3)
	£million	£million	£million	£million	£million
United States	1,061.2	101.6	(13.1)	(18.0)	70.5
Continental Europe	501.3	45.9	(4.2)	(6.6)	35.1
Asia-Pacific	334.0	58.9	—	(7.3)	51.6
United Kingdom	237.4	4.2	(19.9)	(3.0)	(18.7)
Rest of the World	177.0	15.2	(1.2)	(1.0)	13.0

Continuing operations	2,310.9	225.8	(38.4)	(35.9)	151.5

Notes to the above tables:

(1)	Includes the Group’s share of turnover and operating (loss)/profit attributable to joint ventures.
(2)	Before goodwill amortisation and exceptional items.
(3)	Comparative figures have been restated for those businesses disposed of during the year.

The United States is the Group’s principal operating market and the Group’s US businesses are the largest contributors to total turnover from continuing operations, directly contributing 40%, 41% and 46% of the total turnover from continuing operations during 2002, 2001 and 2000, respectively. The sharp decline in the relative contribution of the US businesses to total Group turnover from continuing operations principally reflects poor US economic and market conditions in 2002 and 2001 compared with 2000 and the relative growth of the Group’s businesses in Europe and Asia-Pacific since 2000. This was principally attributable to improved market conditions and the effect of acquisitions such as E-CLAL and the laminates division of ACHEM Technology Corporation (“Achem”).

In general, the Asia-Pacific businesses tend to have lower operating costs than those in other regions and the Group’s businesses in Asia-Pacific achieved the Group’s highest operating profit margin of 13%, 13% and 18% on turnover from continuing operations during 2002, 2001 and 2000, respectively. The Group’s businesses in Asia-Pacific had lower operating profit in 2002 and 2001 compared with 2000, attributable in large part to the deterioration of end-market demand in the US electronic equipment market and the associated slowdown in manufacturing.

Acquisitions and disposals

In recent years, Cookson has undergone a significant change in structure, resulting from a number of major acquisitions and disposals. The major acquisitions made within the Group’s three divisions during the three financial years ended 31 December 2002 were of Excell Manufacturing, Inc. (“Excell”) and the jewellery products business of Engelhard-CLAL (“E-CLAL”), each of which became part of the Precious Metals division in the second-half of 2000 for an aggregate consideration of £44 million; and the laminates division of ACHEM Technology Corporation (“Achem”), which became part of the Electronics division in August 2000, for total consideration of £89 million. The acquisition of E-CLAL expanded the geographic coverage of the Precious Metals division in Europe and the Group has been focused on achieving greater operational efficiencies by integrating E-CLAL’s operations with the Precious Metals division’s existing operations and removing excess costs from the combined businesses. The Achem business has significantly enhanced the Electronics division’s manufacturing capacity and market presence in Asia-Pacific.

During the financial years ended 31 December 2002, 2001 and 2000, the Group sold interests in subsidiaries and joint ventures for total cash consideration of £4 million, £60 million and £99 million, respectively.

In January 2003, the Group completed the sale of the Precision Products businesses for a total consideration of $80.2 million (£50.0 million). The total consideration for the transactions comprised: $3.8 million (£2.4 million) cash in November 2002 for the sale of the dental products businesses; and, for the remainder of the businesses, £72.9 million (£45.4 million) cash in January 2003 and a $3.5 million (£2.2 million) subordinated note repayable in 2011. The Group used the cash proceeds, net of expenses, to reduce bank borrowings.

The acquisitions and disposals during the three year period ending 31 December 2002 make it difficult to compare the total trading results of one year to the next at either a Group or divisional level. In addition, the integration and rationalisation activity which often follows these and other such major acquisitions in earlier years can result in margins which are not necessarily representative of a normal level of operation for those businesses.

Cost-saving and efficiency improvement initiatives

Management has, in the last three years, initiated a number of programmes aimed both at improving the overall operational efficiency of its businesses and at integrating the E-CLAL and earlier acquisitions.

In response to the significant downturn in its major markets in 2002 and 2001, management implemented a number of cost-saving initiatives in each year aimed at bringing the Group’s cost base more into line with the reduced levels of demand experienced during the year and conserving cash. The cost-saving initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. These initiatives resulted in a charge to the Group of £31.4 million in 2002 (2001: £31.2 million), of which £16.2 million (2001: £11.0 million) represented asset write-downs. The majority of these write-downs resulted from cost-saving initiatives in the United States, where the majority of plant closures also occurred. Together with the programmes to integrate Cookson’s acquired businesses already underway, the initiatives resulted in a reduction of Cookson’s workforce by approximately 3,500 employees since the end of 2000. Furthermore, in addition to the planned workforce reduction, Cookson has closed, permanently or on a temporary basis, a number of its facilities.

During 2000, the Group incurred charges of £23.5 million and £14.9 million relating to the integration programmes of Premier and Enthone, respectively, both of which were acquired in 1999. The Premier integration programme in the Ceramics division and the Enthone integration programme in the Electronics division were both completed during 2002. The total costs in 2000 and 1999 relating to the integration programmes associated with these acquisitions amounted to £61.3 million, of which the Group incurred £13.1 million relating to the write-down of redundant assets, mainly manufacturing sites in Europe, and £48.2 million relating to the rationalisation and closure of administrative offices and manufacturing facilities in both the United States and Europe. These programmes included the reduction of headcount by some 450, within administration (19%), production (56%) and sales/marketing (25%).

The costs and savings resulting from the above programmes may affect the underlying margin trends which would otherwise have been experienced in the Group’s businesses, making meaningful comparisons between periods difficult.

Critical accounting policies

Management’s discussion and analysis of the financial condition and results of operations is based on the Group’s consolidated financial statements, which have been prepared in accordance with UK GAAP. In preparing the Group’s consolidated financial statements, management is required to make certain estimates, judgments and assumptions that they believe are reasonable, based upon the information available. The estimates and assumptions affect the reported amount of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and disclosure of contingent assets and liabilities. To aid in the understanding of the consolidated financial statements, management has identified Cookson’s critical accounting estimates, which are important to the portrayal of the financial condition and results of operations and require management’s subjective judgments. On an ongoing basis, management evaluates its judgments using historical experience and various other methods considered to be reasonable under the circumstances. Furthermore, if different conditions result from those assumptions used in the judgments, actual results may differ significantly from management’s estimates.

For a discussion of the principal differences between UK GAAP and US GAAP as applied to Cookson, see note 34 to the consolidated financial statements included elsewhere in this document.

Goodwill

Cookson capitalises and amortises goodwill acquired after 1997 over its estimated useful life, which is currently estimated to be up to 20 years. The value of goodwill is reviewed annually for impairment and the need for an impairment write-down is assessed with reference to discounted cash flow estimates, based on historical results and best estimates of future market and operating conditions, which may not occur. In carrying out this review, management uses a discount rate that it has determined to be commensurate with the risk inherent to the Company’s business. Should a permanent diminution in net book value be identified, an additional charge to the Group’s consolidated profit and loss account would be made. As at 31 December 2002, £598.3 million of unamortised goodwill was recorded on the consolidated balance sheet, with the Group having amortised £37.9 million during the year. No write-downs of this goodwill arising from impairment occurred during 2002. A change in the estimated life of goodwill, or a change in circumstances or forecasts which may lead to an impairment of goodwill, would impact both the value of goodwill in the balance sheet and the amount of amortisation charged to operating profit in the period. Accumulated goodwill acquired prior to 1998, which was written-off directly against Group reserves, amounted to £430.6 million as at 31 December 2002. £87.8m of pre-1998 goodwill, related to the Electronics division’s Equipment group, was determined to have become impaired in 2002. In accordance with the Group’s accounting policy, no charge to the profit and loss account arises in respect of this impairment.

Tangible fixed assets

It is Group policy to depreciate tangible fixed assets, except land, on a straight-line basis over their estimated useful lives. This ensures that there is an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the useful life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. Variations in asset lives could impact Group profit through an increase or decrease in the depreciation charge.

Current asset provisions

In the course of normal trading activities, management uses its judgement to establish the net realisable value of various elements of working capital—principally stocks and accounts receivable. Provisions are established for obsolete or slow-moving stocks, bad or doubtful debts and product warranties. Provision requirements are based on the facts available to management and are also determined by using percentages, based on past practice, applied to certain aged inventory and receivable categories. In estimating the collectibility of accounts receivable, judgement is required in assessing their likely realisation, including the current creditworthiness of each customer and related ageing of the past due balances. Specific accounts are assessed in situations where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy.

Environmental provisions

In certain parts of the business, mainly in the USA, the Group has obligations to carry out environmental clean-ups at former and current production sites. Many of these obligations will not arise for a number of years, and the costs are difficult to predict accurately. Management uses its judgement and experience to provide an appropriate amount for the likely cost of such clean-ups.

Pensions and other post-employment benefits

The Group’s results include costs relating to the obligations associated with the provision of pension and other post-employment benefits to current and former employees. It is management’s responsibility to set the assumptions used in determining the key elements of the costs of meeting such future obligations. These assumptions are set after consultation with the Group’s actuaries and include those used to determine regular service costs and the financing elements related to the plans’ assets and liabilities. Whilst management believes that the assumptions used are appropriate, a change in the assumptions used would affect both Group operating profit and net interest cost.

Deferred taxation

Deferred taxation is recognised in respect of all timing differences that have originated, but not reversed, at the balance sheet date, with the exception that deferred taxation assets are only recognised if it is considered more likely than not that there will be suitable future profits from which the reversal of the underlying timing differences can be deducted. Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

The Group has recognised deferred tax assets in respect of unutilised losses and other timing differences arising in certain of the Group’s businesses, primarily the United States. Account has been taken of future forecasts of taxable profit in arriving at the values at which these assets are recognised. If these forecast profits do not materialise, or there are changes in tax rates or to the period over which the losses or timing differences might be recognised, then the value of the deferred tax asset will need to be revised downwards in a future period.

The Group has losses and other timing differences for which no value has been recognised for deferred tax purposes in these financial statements. These can arise in loss-making subsidiaries where the future economic benefit of these timing differences is uncertain. It can also arise where the timing differences are of such a nature that their value is dependent only on certain types of profit being earned, such as capital profits. If trading or other appropriate profits are earned in future in these companies, the timing differences may yield benefit to the Group in the form of reduced tax charge.

Continuing losses, or insufficiency of taxable profit to absorb all expenses, in any subsidiary could be expected to have the effect of increasing tax charges in future, relative to 2002, as no effective tax relief would be available for those losses or expenses.

Results of continuing operations

2002 compared to 2001

Total turnover. Turnover for 2002 decreased by 11% to £1,721.1 million from £1,929.1 million in 2001. During 2002, turnover attributable to discontinued operations was £70.8 million as compared to £170.3 million in 2001. The rate of decrease in turnover moderated in the second half of 2002, declining by only 3% versus the second half of 2001; this compares with a fall of 18% in the first half of 2002 over the first half of 2001. The decline was primarily due to the slower than expected recovery of the Electronics division which began to abate in the second half of the year.

	Year ended 31 December 2002
Turnover and operating (loss)/profit by division(1)	Turnover	Operating (loss)/profit before goodwill amortisation and exceptional items	Exceptional items	Goodwill amortisation	Operating (loss)/ profit
	£million	£million	£million	£million	£million
Electronics	694.0	(14.9)	(25.2)	(19.9)	(60.0)
Ceramics	704.6	46.1	(4.3)	(15.2)	26.6
Precious Metals	322.5	17.0	(1.9)	(2.8)	12.3

Continuing operations	1,721.1	48.2	(31.4)	(37.9)	(21.1)

	Year ended 31 December 2001
Turnover and operating (loss)/profit by division(1)(2)	Turnover	Operating (loss)/profit before goodwill amortisation and exceptional items	Exceptional items	Goodwill amortisation	Operating (loss)/ profit
	£million	£million	£million	£million	£million
Electronics	851.5	(14.1)	(25.1)	(20.3)	(59.5)
Ceramics	731.1	40.4	(6.1)	(15.4)	18.9
Precious Metals	346.5	19.3	—	(2.9)	16.4

Continuing operations	1,929.1	45.6	(31.2)	(38.6)	(24.2)

Notes:

(1)	Includes the Group’s share of turnover and operating (loss)/profit attributable to joint ventures.
(2)	Comparative figures have been restated for those businesses disposed of during the year.

Electronics division—In 2002, turnover decreased from £851.5 million to £694.0 million (18%) versus 2001. The division’s contribution to Group turnover from continuing operations decreased from 44% in 2001 to 40% in 2002.

Following sharp falls in activity in 2001, the rate of decrease in industry demand began to abate in the first half of 2002 and the level of destocking stabilised. This was evidenced by turnover in the Electronics division being broadly consistent for the last three half-year periods.

In the division’s PWB Laminates sector, turnover for 2002 was down £58 million (34%) on 2001 following a sharp fall in demand for printed circuit boards (PCBs). However, for the PWB Chemistry sector, where demand for its non-PCB products was less affected, turnover for 2002 was only £27 million (10%) lower than 2001. In the Equipment group, turnover in both the first and second halves of 2002 remained depressed at a similar level to the second half of 2001 and, as a consequence, was £37 million (29%) lower than the full year of 2001.

The Assembly Materials group was relatively less impacted by the downturn in the electronics industry, due to its broader product range and market reach, and turnover for 2002 was £36 million (13%) lower than 2001.

Ceramics division—The Ceramics division’s turnover for 2002 was down by £26 million (4%) on 2001. The division’s relative contribution to Group turnover of continuing operations increased from 38% in 2001 to 41% in 2002.

Approximately 70% of the division’s turnover is linked to the level of steel produced in the markets within which it operates, principally the United States and Europe. A fall in US and UK steel production, which took hold in the fourth quarter of 2001 and continued into the first half of 2002, contributed to a decrease in demand for many of the division’s products. This resulted in a 9% fall in turnover in the division’s Iron and Steel sector in the first half of 2002 compared with the first half of 2001. However, steel production recovered in the United States and in Continental Europe in the second half of 2002 and turnover for the Iron and Steel sector increased by 3% in the second half of 2002 over the same period last year. As a result, the sector’s turnover for 2002 was £19 million lower (3%) compared to 2001.

Turnover in 2002 in the Foundry sector, which is indirectly linked to the level of US and European steel production, decreased by £4 million (7%) compared with 2001. In the Glass sector, turnover was down £3 million (4%) for the year although, with previously deferred furnace-lining projects coming on stream and strong growth in solar crucibles, turnover for this sector grew by 9% in the second half of 2002 over that of 2001. Turnover in the Industrial Processes sector in 2002 decreased by £2m (2%) compared with 2001.

Precious Metals division—The Precious Metals division’s turnover was down by £23 million (7%) on 2001. The division’s relative contribution to Group turnover increased from 18% in 2001 to 19% in 2002.

Traditionally, the division’s turnover is higher in the second half of the year than in the first half due to a build-up in inventory by both jewellery manufacturing customers and retailers prior to the late November/December holiday season. In 2001, this increase did not arise, mainly due to the events of September 11, and the market remained soft in the first half of 2002. Furthermore, the customary inventory build-up did not take place in the second half of 2002 and, due to continued weakness in jewellery demand in the division’s key markets in the United States and Europe, turnover was down 7% over the second half of 2001.

Group operating profit before exceptional items and goodwill amortisation. Despite turnover being 11% lower than 2001, operating profit before exceptional items and goodwill amortisation increased by £2.6 million (6%) in 2002. This improvement in operating profit before exceptional items and goodwill amortisation arose from a £77 million decrease in operating expenses, due principally to the benefits derived from cost-cutting programmes, which more than offset the £75 million loss of prime margin (turnover less raw materials) from £208 million lower turnover. The impact of these programmes was particularly evident in the second half of 2002, with operating profit before exceptional items and goodwill amortisation of £34.4 million up £35.6 million on the second half of 2001. The increased rate at which the cost-cutting benefits accrued during 2002 was also evidenced by operating profit before exceptional items and goodwill amortisation in the fourth quarter of the year of £24.2 million in comparison to a loss of £1.2 million in the fourth quarter of 2001.

Electronics division—Despite a £158 million year-on-year reduction in turnover, the Electronics division recorded a broadly unchanged operating loss before exceptional items and goodwill amortisation for 2002 compared with 2001. Significantly, the loss of prime margin from the lower turnover was almost entirely offset by extensive cost-cutting measures. Since the end of 2000, the division’s headcount has been reduced by some 2,700 employees, representing 32% of its workforce, and 13 facilities have been closed or decommissioned.

The impact on operating profit before exceptional items and goodwill amortisation of these initiatives is also evidenced by a £21.9 million reduction in the division’s operating loss before exceptional items and goodwill amortisation in the second half of 2002 compared to the second half of 2001, despite £20 million lower sales. Furthermore, on turnover of £169 million in the fourth quarter of 2002, the division operated at marginally better than break-even.

The particularly sharp falls in turnover experienced by the PWB Laminates sector and by the Equipment group resulted in both businesses registering operating losses before exceptional items and goodwill amortisation in 2002. Both the Assembly Materials group and PWB Chemistry sector, however, were profitable in 2002 and by the fourth quarter of 2002 the level of return on sales (as defined by operating profit before exceptionals and goodwill amortisation divided by sales) achieved by both businesses was similar to that of the fourth quarter of 2000.

Ceramics division—The operating profit before exceptional items and goodwill amortisation of the Ceramics division in 2002 was £5.7 million (14%) higher than 2001. Despite turnover being £26 million lower than 2001, a £5.7 million improvement in operating profit before exceptional items and goodwill amortisation was achieved. This was a result of both a better geographic sales mix and a reduction in the division’s cost base due to a combination of cost-cutting initiatives and the now-completed three-year programme to integrate the Premier acquisition. The full benefits of these measures, together with a 3% increase in turnover, resulted in operating profit before exceptional items and goodwill amortisation in the second half of 2002 being £13.4 million (96%) higher than the second half of 2001. In the fourth quarter of 2002, the level of profitability improved further and, on sales of £188 million, return on sales (as defined by operating profit before exceptional items and goodwill amortisation divided by sales) for the division of 9% was at virtually the same level as that achieved in 2000.

Precious Metals division—The Precious Metals division’s operating profit before exceptional items and goodwill amortisation was £2.3 million (12%) lower in 2002 than 2001. The decrease arose entirely in the first half of 2002 as in the second half operating profit before exceptional items and goodwill amortisation was 3% higher than the same period in the previous year. This improvement in profitability was primarily due to increased higher value-added sales in the United States and a reduction in headcount, principally in the European activities as part of the E-CLAL (now renamed Cookson–CLAL) integration programme that was initiated in 2001.

Goodwill amortisation—In 2002, the Group’s goodwill amortisation charge was £37.9 million compared with £38.6 million in 2001, a decrease of 2%. Of the goodwill amortisation charge in 2002, £19.9 million related to the Electronics division, £15.2 million to the Ceramics division and £2.8 million to the Precious Metals division.

Operating exceptional items—Operating exceptional items of £31.4 million were charged as a result of cost-saving initiatives instigated in 2001 and 2002 and included £16.2 million of asset write-offs. Of the total charge, £25.2 million arose in the Electronics division, primarily related to programmes to optimise the manufacturing capacity of the PWB Laminates sector in the United States and Europe. Operating exceptional charges of approximately £2 million are expected to accrue in 2003 in relation to programmes initiated in 2002.

Group operating loss. Group operating loss from continuing operations improved by 13% to £21.1 million in 2002 from £24.2 million in 2001. The major reasons for this are discussed above.

Net loss)/profit on sale of fixed assets. The net loss on sale of fixed assets of £10.9 million in 2002 includes a gain of £2.3 million on sales of land and buildings offset by an increase in the provision against the carrying value of the Company’s Employee Stock Options Plan shares and a write-off of certain fixed assets associated with closed facilities and product lines. The net profit in 2001 of £13.3 million primarily arose from sales of land and buildings.

Net loss on sale or closure of operations. In 2002, the net loss on sale or closure of operations was £20.8 million which includes £6.3 million of goodwill written-off. This primarily relates to the sale of the Dental Products businesses of the Precision Products sector and the disposal of certain small non-core activities in the Electronics division. The charge in 2001 of £57.6 million, as restated for FRS 19, primarily related to the sale of the Magnesia Chemicals and Plastic Mouldings businesses.

Group net interest expense. Net interest expense increased marginally from £52.4 million in 2001 to £52.7 million in 2002. A decrease in interest paid on lower borrowings, due to both positive cash flow before financing and the £277.2 million net proceeds from the rights issue in August 2002, was offset by both higher average interest rates and a £3.6 million increase in amortisation of financing fees to £4.4 million. The average interest rate on borrowed monies, excluding amortisation of financing fees, at the end of 2002 was 6.6%. The Group entered 2003 with significantly lower borrowings than 2002 which will result in a lower interest charge.

Group (loss)/profit before taxation. As a result of the factors described above, the Group’s loss before taxation was £96.9 million in 2002 compared with a loss of £107.4 million in 2001.

Group taxation. The Group recorded a net tax credit of £0.6 million in 2002 which consisted of a tax charge of £1.2 million on the Group profit before taxation, exceptional items and goodwill amortisation and a £1.8 million tax credit on net exceptional items and goodwill amortisation.

Following the adoption of FRS 19 “Deferred Taxation” (“FRS 19”), the tax charge for 2001 was restated. This has resulted in a credit by Cookson in 2002 for taxation of £46.9 million in the profit and loss account arising for 2001 versus a credit of £3.1 million as previously reported.

Group net (loss)/profit. The Group’s net loss for 2002 was £98.4 million compared with net loss before dividends of £62.0 million in 2001.

2001 compared to 2000

Total turnover. Total turnover in 2001 decreased by 19% to £2,099.4 million from £2,581.6 million in 2000. During 2001, turnover attributable to discontinued operations was £170.3 million as compared to £270.7 million in 2000. Turnover from continuing operations decreased by 17% in 2001 to £1,929.1 million from £2,310.9 million in 2000, principally driven by the severe deterioration of the markets served by the Electronics division, but partially offset by turnover attributable to the acquisition of E-CLAL during the fourth quarter of 2000. In addition, the Ceramics and Precious Metals divisions were negatively impacted by the contraction of their respective markets in the United States.

	Year ended 31 December 2001
Turnover and operating (loss)/profit by division(1)(2)	Turnover	Operating (loss)/profit before goodwill amortisation and exceptional items	Exceptional items	Goodwill amortisation	Operating (loss)/ profit
	£million	£million	£million	£million	£million
Electronics	851.5	(14.1)	(25.1)	(20.3)	(59.5)
Ceramics	731.1	40.4	(6.1)	(15.4)	18.9
Precious Metals	346.5	19.3	—	(2.9)	16.4

Continuing operations	1,929.1	45.6	(31.2)	(38.6)	(24.2)

	Year ended 31 December 2000
Turnover and operating (loss)/profit by division(1)(2)	Turnover	Operating profit before goodwill amortisation and exceptional items	Exceptional items	Goodwill amortisation	Operating profit
	£million	£million	£million	£million	£million
Electronics	1,306.1	134.6	(14.9)	(18.6)	101.1
Ceramics	738.4	68.6	(23.5)	(15.0)	30.1
Precious Metals	266.4	22.6	—	(2.3)	20.3

Continuing operations	2,310.9	225.8	(38.4)	(35.9)	151.5

Notes to the above tables:

(1)	Includes the Group’s share of turnover and operating (loss)/profit attributable to joint ventures.
(2)	Comparative figures have been restated for those businesses disposed of during the year.

Electronics division—The results of the Electronics division in 2001 suffered substantially, due in large part to the dramatic fall in manufacturing of electronic goods and components within the electronics industry, primarily due to excess inventory throughout the industry from late 2000 onwards and weaker-than-anticipated demand from the Group’s direct customers which began to emerge during the first quarter of 2001. As a result, turnover from continuing operations in 2001 fell by 35% to £851.5 million from £1,306.1 million in 2000. The division’s relative contribution to turnover from continuing operations fell to 44% in 2001 from 57% in 2000.

As a result of this excess inventory and reduced demand within the electronics industry, the division witnessed a decline in each of its three groups. These factors had a particularly strong impact on the market for PCBs which fell 20% in 2001. As a result, in its largest group, PWB Materials and Chemistry, the level of turnover attributable to Polyclad’s laminate products, particularly in the United States, declined significantly.

The Equipment group supplies production equipment to the electronics industry and has traditionally been most sensitive to market declines. Due to a slowdown in orders for new production equipment and cancellation of existing orders which developed in the fourth quarter of 2000 and continued through 2001, the Equipment group’s turnover from continuing operations was substantially lower than in 2000.

Turnover from continuing operations attributable to the Assembly Materials group was also negatively impacted by the general downturn in the electronics industry, although to a lesser extent than the other two groups, with a decline in sales of solder paste and spheres to the PCB assembly and semiconductor packaging markets contributing to the group’s significant decline in turnover from continuing operations in 2001 compared with 2000.

Ceramics division—Despite difficult trading conditions in the United States, the Ceramics division’s turnover from continuing operations in 2001 remained broadly unchanged compared to 2000, declining 1% from £738.4 million in 2000 to £731.1 million in 2001. The principal drivers of the reduced turnover were declines in production volumes in the US steel and foundry industries during 2001. In addition, a continued softening of the US market, particularly during the second half of 2001, resulted in greater competitive pressure on prices. As a result of the relative stability of the division’s turnover, its contribution to total turnover from continuing operations increased from 32% in 2000 to 38% in 2001.

Turnover from continuing operations in the Iron and Steel sector was down slightly in 2001 from 2000, principally as a result of an 11% decline in steel production across the US steel industry as well as lower UK steel production. Despite this downturn, the performance in the sector’s markets in South America, Central and Eastern Europe and Asia-Pacific remained sound, partially offsetting lost US and UK production volumes.

Turnover from continuing operations in the Foundry and Industrial Processes sectors increased due to the relative stability in its major markets.

In the Glass sector turnover from continuing operations increased significantly in 2001 from 2000, principally due to a number of previously deferred furnace-lining projects being reinitiated by customers and to strong growth in its solar crucibles business.

Precious Metals division—Turnover from continuing operations in Cookson’s Precious Metals division was up 30% to £346.5 million in 2001 from £266.4 million in 2000, primarily attributable to the full-year impact of the E-CLAL acquisition which occurred in September 2000. With the inclusion of E-CLAL in the division’s portfolio of businesses, its relative contribution to total turnover from continuing operations increased from 12% in 2000 to 18% in 2001.

During 2001, the division experienced lower consumer demand in the United States, its principal market, due to generally deteriorating economic conditions which accelerated as a result of the events of 11 September 2001 and the resultant further decline in consumer confidence and spending.

Group operating profit before exceptional items and goodwill amortisation. Group operating profit before exceptional items and goodwill amortisation from continuing operations declined dramatically from £225.8 million in 2000 to £45.6 million in 2001, principally driven by a deterioration of the markets served by the Electronics division and the timing difference between lower sales volume materialising and the Group’s ability to reduce operating costs. Acquisitions and disposals did not have a significant impact on the decrease in operating profit in 2001 from 2000 for the Group as a whole, or for the Electronics and Ceramics divisions. Despite the reductions in cost resulting from cost-saving initiatives and integration of acquisitions, the Electronics, Ceramics and Precious Metals divisions each experienced a decline in operating profit from continuing operations compared with 2000.

Electronics division—The operating profit before exceptional items and goodwill amortisation of the Electronics division was severely impacted by the slowdown experienced in its principal markets, primarily the United States. During 2001, an operating loss before exceptionals and goodwill amortisation of £14.1 million was incurred compared with operating profit before exceptional items and goodwill amortisation of £134.6 million in 2000. The conditions faced in 2001 focused management’s attention to an even greater extent on reducing operating costs. This resulted in the closure, decommissioning, or consolidation of a total of 7 facilities in the United States and Asia-Pacific and reduction of the division’s headcount by 2,300, or 27% of the division’s total. Although management initiated a series of cost-cutting measures, the decline in turnover outpaced the reductions in costs associated with these programmes.

Ceramics division—The operating profit before exceptional items and goodwill amortisation in the Ceramics division was £40.4 million in 2001, representing a 41% decline from the £68.6 million achieved in 2000. The Ceramic division’s profitability in 2001 was adversely affected by market declines in the US and UK steel and foundry industries. Furthermore, despite the volume gains in the Foundry and Industrial Processes sectors, operating profit before exceptional items and goodwill amortisation suffered due to increased manufacturing and raw material costs, including higher energy prices. As the US and UK steel and foundry markets continued to deteriorate through the end of 2001, management sought to reduce operating costs and improve operating margins by reducing the division’s headcount by 750 employees, or 8% of the division’s total.

Precious Metals division—In 2001, the Precious Metals division’s operating profit before exceptional items and goodwill amortisation was £19.3 million compared with £22.6 million in 2000, representing a decline of 15%. The downturn in the division’s operating profit before exceptional items and goodwill amortisation relative to a 30% growth in turnover from continuing operations was primarily attributable to the inclusion of a full year’s trading result of the E-CLAL business, the operating margins of which are generally lower than those of the rest of the division. This decline was partially offset by increased sales of higher margin products and cost-containment initiatives, including headcount reductions, during the first six months of the year.

Goodwill amortisation—In 2001, the Group’s goodwill amortisation charge was £38.6 million compared with £35.9 million in 2000, an increase of 8%, primarily attributable to the Group’s recent acquisitions. Of the goodwill amortisation charge in 2001, £20.3 million related to the Electronics division, £15.4 million to the Ceramics division and £2.9 million to the Precious Metals division.

Operating exceptional items—In 2001, operating exceptional items of £31.2 million were charged as a result of the implementation of cost-saving initiatives as compared to £38.4 million in 2000. The costs associated with these initiatives in 2001 were £25.1 million in the Electronics division and £6.1 million in the Ceramics division. Included in the 2001 charge were asset write-downs of £11.0 million.

Group operating (loss)/profit. The Group recorded an operating loss from continuing operations of £24.2 million in 2001, a decrease of £175.7 million from 2000. The major reasons for this are discussed above.

Group profit on sale of fixed assets. In 2001, the Group’s net profit on the sale of fixed assets was £13.3 million, which related primarily to the gain on the sale of the land and buildings of a number of the Group’s UK sites. At the time of the sale, the Group entered into operating leaseback arrangements. The resulting future lease commitments have been disclosed in note 28 to the consolidated financial statements included elsewhere in this document. During 2000, there was no Group profit or loss on sale of fixed assets.

Group net loss on sale or termination of operations. In 2001, the Group’s net loss on sale or termination of operations was £57.6 million, principally attributable to the sale of the Plastic Mouldings and Magnesia Chemicals businesses in the United States, including goodwill written-off of £63.2 million. The net loss in 2001 includes the release of £15.6 million of provisions, established in previous years, relating to business disposals that were no longer required, and is after restatement following the adoption of FRS 19.

During 2000, the Group’s net loss on sale or termination of operations was £0.8 million, including goodwill written-off of £31.6 million offset by the profit on sale of operations of £30.8 million. The loss was attributable to the sale of non-core businesses, including the Group’s Telecommunications Products and Polyflex businesses.

Group net interest expense. Net interest expense decreased slightly in 2001 to £52.4 million from £55.1 million in 2000 as the effect of increased average net borrowings on interest expense was more than offset by lower average interest rates.

Group (loss)/profit before taxation. As a result of the factors described above, the Group’s loss before taxation was £107.4 million in 2001 compared with a profit of £122.6 million in 2000.

Group taxation. The Group had a net tax credit of £46.9 million in 2001, after restatement following the adoption of FRS 19. This included a £7.5 million tax credit on net exceptional charges. The Group had a net tax charge of £39.8 million in 2000.

Group net (loss)/profit. The Group’s net loss for 2001 before dividends was £62.0 million compared with net profit of £80.8 million in 2000.

Liquidity and capital resources

Cash flow statements

Cash flows from operating activities

In 2002, the Group generated £131.6 million net cash inflow from operating activities after exceptional operating costs. A feature of the strong cash flow performance was the £42.3 million improvement in trade working capital. The continued improvement in working capital in 2002 arose primarily from tight supply chain management and cash conservation initiatives implemented throughout the Group. This resulted in a £30.3 million reduction in inventory and a decrease in accounts receivable of £13.5 million. Cash outflows for rationalisation costs were £20.2 million in 2002 and the expected cash outflow in 2003 for rationalisation programmes already announced is approximately £14 million.

Net interest paid

The cash outflow for interest paid in 2002 was £56.1 million compared with £59.5 million in 2001. Cash proceeds from the closeout of interest rate swaps amounted to £10.3 million in 2002 compared with £28.2 million in 2001.

Taxation

The £10.8 million net tax receipts for 2002 was primarily due to a refund of tax paid in prior periods as a result of the carry-back of losses, mainly in the Group’s US activities arising in 2001. There was no such carry back in 2001, when net tax payments amounted to £21.6 million.

Capital expenditure

Payments to acquire fixed assets in 2002 decreased by 37% to £43.2 million from £68.4 million in 2001, principally attributable to reduced capacity requirements on lower activity levels. Capital expenditure payments were 0.7 times depreciation compared with 1.1 times in 2001. Receipts from the disposal of fixed assets, primarily in respect of the sale and operating leaseback of properties, were £8.0 million in 2002, down from £34.0 million in 2001.

Operating cash flow

Operating cash flow for 2002, being cash flow from operating activities less capital expenditure, amounted to £88.4 million; this compares favourably with an operating profit before exceptional items and goodwill amortisation of £56.8 million. The high rate of cash conversion, i.e. operating cash flow as a percentage of operating profit before exceptional items and goodwill amortisation, that was achieved in 2002 has been a consistent feature of Cookson’s performance in the last 5 years with the cash conversion rate for continuing operations over the period being 99%. The Group’s contributions to its defined benefit pension plans in the accounting period totaled £9.4 million. The presently agreed rates of contribution are expected to result in overall Group contributions of £16.6 million in 2003.

Free cash flow

As a result of the above, free cash flow before and after dividends was £63.8 million in 2002 compared with £73.3 million before dividends and £1.0 million after dividends in 2001.

Acquisitions and disposals

In 2002, net cash outflow from acquisitions and disposals was £28.0 million. This comprised: an inflow of £3.8 million related to the disposal of Dental Products and a number of small non-core businesses; £14.6 million outflow for certain small acquisitions and a prior period acquisition earnout payment; and £17.2 million related to accrued costs for certain prior period business disposals.

Dividends paid

No dividends were paid in 2002, whereas a dividend of 10.0 pence per share, amounting to £72.3 million, was paid in 2001.

Net cash inflow before and after financing

The aggregate effect of the above resulted in net cash inflow before financing of £35.8 million for 2002 compared with £36.2 million in 2001. In August 2002, the Group completed an 8-for-5 rights issue which raised net cash proceeds of £277.2 million which resulted in net cash inflow after financing of £313.0 million in 2002. Further information regarding the rights issue is disclosed in note 22 to the consolidated financial statements.

Subsequent event

In January 2003, Cookson disposed of the remaining businesses of its Precision Products sector for a total consideration of £47.6 million, payable as to £45.4 million in cash and £2.2 million in a subordinated loan note repayable in 8 years. The cash proceeds were used to reduce borrowings.

Capital commitments

Commitments for capital expenditure as at 31 December 2002 were £7.5 million.

Group borrowings

The Group assesses its net debt position by subtracting cash and short term deposits from gross debt and bonds outstanding. The following table presents the Group’s net debt position at the end of the last three fiscal years:

Net debt position

	As at 31 December
	2002	2001	2000
	£million	£million	£million
Gross debt	390.7	693.2	754.1
Convertible Bonds(1)	80.0	80.0	80.0
Cash	(42.5)	(23.6)	(40.1)

Net debt	428.2	749.6	794.0

Note:

(1)	Relates to the issue value of the £80 million 7% Convertible Bonds issued on 28 September 1994.

Group financing and consignment arrangements

The Group had committed facilities of £725.1 million as at 31 December 2002, including bank facilities of £291.0 million. As at 31 December 2001, the Group had committed facilities of £921.6 million. The bank facilities available as at 31 December 2002 expire on 30 September 2004. Drawings under committed bank facilities at 31 December 2002 were £28.1 million compared with £291.1 million as at 31 December 2001. At 31 December 2002, the Group had short-term debt of £14.5 million, long-term debt of £456.2 million, including the convertible bonds, and cash and short term deposits of £42.5 million. The Group has uncommitted facilities, including overdraft and money market facilities, which are used primarily to support the Group’s cash management structures. As at December 2002, the average interest payable on all the Group’s borrowings, excluding the amortisation of fees, was 6.6%.

The Group’s business relies on the availability of adequate financial resources. Having regard to the bank and other facilities available to the Group, the Board is of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

Historically, the Group has satisfied its capital needs with internally generated funds, bank credit facilities, long-term notes, convertible bonds and equity. The Group’s debt position and the restrictive nature of its borrowings impose constraints on the Group and could affect the Group’s ability to pursue its strategies effectively. In order to ensure that the Group has adequate financial resources to pursue its business and strategies, including expansion into new markets or development of further products, the Group may satisfy its capital needs in the future using any or a combination of the aforementioned financing methods. Moreover, the Group will continue to review its financing arrangements to achieve operating and financing flexibility.

£450 million secured multicurrency credit agreement

Following negotiations, Cookson entered into a syndicated £450 million secured multicurrency credit agreement on 21 December 2001 coordinated by Barclays Bank PLC and Citibank NA with several of Cookson’s subsidiaries as guarantors (the “Credit Agreement”). The Credit Agreement is secured on certain assets of the guarantors.

The Credit Agreement was made available for the refinancing of previous facilities and for general corporate financing requirements.

The Credit Agreement provides for a multicurrency revolving credit facility with a final repayment date of 30 September 2004. Mandatory prepayment provisions apply, subject to thresholds and conditions set out in the Credit Agreement, upon the receipt of net proceeds of disposals, insurance proceeds or the proceeds of any debt capital markets issue or upon the occurrence of a change of control of Cookson. The facility size was reduced by the Company, in advance of the scheduled reductions, to £291 million as at 31 December 2002. In January 2003, the facility was further reduced to £250 million following the completion of the sale of Precision Products.

Interest on drawings under the facility will be payable at a rate equal to the aggregate of LIBOR for the relevant interest period and the applicable margin. The margin is variable and is determined by the ratio of consolidated net borrowings to earnings before interest, taxation, depreciation and amortisation (“EBITDA”). In addition, an excess utilisation fee is payable on drawings in excess of the minimum security amount.

The Credit Agreement contains various covenants including financial cover covenants (i.e. interest cover and consolidated net borrowings to EBITDA) and other covenants such as certain restrictions on borrowings, disposals, acquisitions, the granting of loans and guarantees, the grant of security, the level of indebtedness at subsidiary company level and a restriction on the payment of dividends by Cookson Group plc until certain financial coverage ratios are achieved. The Credit Agreement also contains standard events of default.

US private placement notes

The 1997 Notes

The 1997 Notes were issued by Cookson on 30 October 1997 in an aggregate principal amount of US$170 million. The 1997 Notes were issued in two series, the US$130,000,000, 6.89% Series A Senior Notes with the unpaid principal amount due on 1 November 2007 and the US$40,000,000, 6.97% Series B Senior Note with the unpaid principal amount due on 1 November 2009. Interest is payable semi-annually in May and November. The terms of the 1997 Notes are contained in a note purchase agreement (the “1997 Note Purchase Agreement”). Cookson may at any time prepay all or any part of the 1997 Notes (subject to a 3% aggregate threshold) on payment of 100% of the principal amount so prepaid plus a make-whole amount. The 1997 Note Purchase Agreement contains certain restrictions with respect to, among other things, incurring additional indebtedness, incurring priority indebtedness, disposing of assets, transactions with subsidiaries and other affiliates and mergers and consolidations.

The 2000 Notes

The 2000 Notes were issued by Cookson on 2 May 2000 in an aggregate principal amount of US$400,000,000. The 2000 Notes were issued in four series, US$25,000,000, 7.65% Series A Senior Notes with the unpaid principal amount due on 2 May 2005, US$50,000,000, 7.79% Series B Senior Notes with the unpaid principal amount due on 2 May 2007, US$135,000,000, 7.94% Series C Senior Notes with the unpaid principal amount due on 2 May 2010 and US$190,000,000, 8.07% Series D Senior Notes with the unpaid principal amount due on 2 May 2012. The terms of the 2000 Notes are set out in a note purchase agreement (the “2000 Note

Purchase Agreement”). The terms of the 2000 Note Purchase Agreement are substantially the same as the terms in the 1997 Note Purchase Agreement.

Convertible bonds

Cookson issued the £80,000,000 7% Convertible Bonds due 2004 convertible into Ordinary Shares of Cookson on 28 September 1994.

The Convertible Bonds are in bearer or registered form in denominations of £1,000, £50,000 and £100,000 each and are convertible from 7 November 1994 into ordinary shares at an initial conversion price of 298 pence per ordinary share. The conversion price is subject to adjustment in certain circumstances, notably rights issues by the Company, and is currently 200 pence. Unless previously purchased, redeemed or converted the convertible bonds will be redeemed at their principal amount on 2 November 2004. There are £80 million of convertible bonds outstanding at present.

Consignment agreements

Cookson has entered into various precious metals consignment arrangements with precious metals consigning entities (the “Consignors”). When finished products containing consigned metal are sold to a customer, the metal content is also sold to that customer at the prevailing market price and the same amount is “bought” by Cookson in the market at the same price to cover the position.

As the Consignors retain title and associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded in the Group’s balance sheet. Similarly, the obligations in respect of the consigned metal are not recorded as a liability on the Group’s balance sheet. Cookson provides a guarantee in respect of each consignment arrangement. Whilst the terms of each consignment arrangement differ in their specific terms, they share similar characteristics.

Metals are held on consignment by the relevant member of Cookson (“Consignee”) and the Consignor retains title to the metal and has a right of physical return of the metal without penalty unless the Consignee purchases such metal at a market price for such metals plus a premium. The Consignee pays a consignment fee on the value of the metals consigned to it which have not been returned or purchased. Consignment fees are charged by the Consignor. The consignment arrangements contain a restriction on the maximum value of metals which can be consigned. If this maximum value is exceeded the Consignee must either redeliver metals or purchase metals to comply with the maximum value. Consignees cannot create security in favour of third parties over consigned metals. Consigned metals may be co-mingled with other metals.

The Consignor is under no obligation to supply metal to the division’s fabrication operations and has the right, with limited or, in some cases, no notice to demand physical return of its consigned metal. The consignment arrangements also contain events of default including failure to deliver or pay, failure to restore headroom, failure of Cookson’s guarantee to cover the value of consigned metals, insolvency (of Consignee or Cookson) and cross default (of Consignee or Cookson) on terms as set out in the relevant consignment arrangement. Upon the occurrence of an event of default, the Consignor is entitled to receive all metals consigned by them which are held by the Consignee on consignment, such obligation being capable of satisfaction by either physical redelivery of consigned metals or payment of the purchase price.

The Group held precious metals on consignment terms with a total value at 31 December 2002 of £241.3 million (2001: £232.9 million). At 31 December 2002, metal held under consignment comprised 957,274 ounces of gold, 7,986,651 ounces of silver, 28,778 ounces of platinum and 20,889 ounces of palladium.

Contractual obligations and commitments

Contractual obligations	As at 31 December 2002
	Payments due by period
	Total	Less than 1 year	1 to 5 years	After 5 years
	£million	£million	£million	£million
Short and long-term debt	470.7	14.5	229.3	226.9
Operating leases:
Land and buildings	150.3	14.5	40.1	95.7
Other	28.5	8.1	18.0	2.4
Capital commitments	7.5	7.5	—	—

Total	657.0	44.6	287.4	325.0

Commitments	As at 31 December 2002
£million
Lines of credit(1)	725.1
Guarantees(2)	0.9
Asset securitisation programme(3)	16.8

Notes:

(1)	Of the £725.1 million committed lines of credit, £262.9 million was undrawn as at 31 December 2002. Of these lines of credit, £371 million expire in more than one but not more than two years, with £127 million expiring in two to five years and £227 million expiring after five years.
(2)	Guarantees of obligations of joint ventures in total for the Group at the end of 2002 amounted to £0.9 million (2001: £1.8 million).
(3)	The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over the pool, which, as at 31 December 2002, comprised £16.8 million (2001: £31.4 million) of trade debtors, of which the cash received to date is £10.3 million (2001: £15.8 million). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the financing have confirmed in writing, that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest, and that repayment will not be required from the Group in any way.

Hedging policy

The Group’s treasury policy, which has been approved by the Board, seeks to ensure that adequate financial resources are available for the development of the Group’s businesses whilst managing its currency, interest rate and counterparty risks without engaging in speculative transactions. The Group’s policy in respect of the major areas of treasury activity is set out below.

Currency translation

The results of the Group’s foreign subsidiaries are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into sterling at the closing exchange rates. Any gains and losses resulting from balance sheet translations are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts or currency swaps taken out in the same currencies to hedge the net assets of subsidiaries. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. As a consequence, borrowings are held primarily in US dollars, pounds sterling, Singapore dollars and Japanese yen.

The Group does not currently hedge translation exposures arising on unremitted non-UK earnings.

Currency transaction exposure

This arises where actual sales and purchases are made by a business unit in a currency other than its own functional currency. All material foreign currency transaction exposures are hedged using appropriate instruments such as forward contracts.

Interest rate risk

The Group’s policy is to borrow a mix of fixed and floating rate debt. Where appropriate, the Group will fix interest rates using interest rate swap agreements or other instruments. Significant interest rate and currency hedging programmes require the approval of the Board.

Currency

Cookson reports its results in pounds sterling. A substantial portion of the Group’s sales and earnings are denominated in US dollars and in currencies other than pounds sterling.

It is the Group’s policy to translate the profit and loss statements of overseas operations into pounds sterling using average annual exchange rates and to translate the balance sheets using year-end rates. The principal exchange rates used were as follows:

	Average rate			Year-end rate
	2002	2001	2000	2002	2001	2000
US dollar ($ per £)	1.50	1.44	1.51	1.61	1.46	1.49
Euro (€ per £)	1.59	1.61	1.64	1.53	1.63	1.59
Singapore dollars (S$ per £)	2.69	2.58	2.61	2.79	2.69	2.59
Japanese Yen (¥ per £)	188	174	163	191	191	171

In 2002, movements in currency translation rates resulted in a £1 million unfavourable impact on operating profit. In 2001, there was an £8 million favourable impact on operating profit; in 2000 there was a £9 million favourable impact.

Research and development

The Group is committed to technological improvement of businesses and products so that it will continue both to be competitive in terms of quality and cost and so that it can improve sales and margins. It also seeks to forge close technological partnerships with customers and suppliers in order to improve productivity. In 2002, 2001 and 2000, expenditure on research and development amounted to £33.0 million, £40.6 million and £41.1 million, respectively. The Group is engaged primarily in development activities pertaining to its existing products and technologies. The Group’s policy is to write-off research and development costs as incurred in accordance with SSAP 13 (revised).

US GAAP reconciliation

The Group’s consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK and US GAAP as applicable to Cookson, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ funds, as at and for the years ended 31 December 2002, 2001 and 2000 as applicable, see note 34 to the consolidated financial statements included elsewhere in this document.

Accounting policies and recent accounting pronouncements

For a summary of the Group’s accounting policies and recent accounting pronouncements which may affect the future reporting of its financial condition and results of operation, see notes 1, 34 and 35 to the consolidated financial statements included elsewhere in this document.

Current trading and prospects

The following is the text of Cookson’s most recent trading update, which was published on 24 April 2003:

“Sales for Cookson’s continuing operations in the first quarter of 2003 were 3% higher than the same quarter last year at £408 million. Operating profit for continuing operations of £7 million improved by £10 million over the first quarter of last year. Activity in the first quarter is traditionally quieter than in the fourth quarter due both to the slow start to the year following the Christmas season and to the Chinese New Year holidays. However, activity for much of the first quarter of 2003 was substantially unchanged from the previous quarter, as evidenced by average weekly sales for continuing operations for February and March being virtually the same as in the fourth quarter of 2002.

In the Electronics division, sales of £158 million were 3% lower than the first quarter last year, although average weekly sales for February and March were 1% higher than in the fourth quarter of 2002. This indicates a general maintenance of the underlying level of activity experienced for most of last year and appears to be consistent with electronics industry trends. Despite lower sales in the quarter, the division’s operating profit improved by £7 million over the corresponding period last year, primarily as a result of a lower cost base.

Sales in the Ceramics division in the first quarter of £173 million were 11% higher than the same quarter last year and operating profit rose by £5 million, thereby maintaining the improved performance achieved in the latter part of 2002. Global steel production, to which demand for c.70% of the division’s activities is indirectly linked, rose by 9% over the same quarter last year and remained at a similar level to the fourth quarter of 2002. Market conditions in the division’s other sectors—Glass and Foundry—were generally stable.

The Precious Metals division recorded first quarter sales of £77 million, virtually unchanged on the previous year, although this was affected by a higher and more volatile gold price than a year ago. Early in the quarter, the jewellery industry began to rebuild inventory after the Christmas season, however activity in March fell sharply as a result of reduced consumer confidence and a reluctance to build inventories further given the sharply fluctuating gold price. As a consequence, the division’s operating profit for the first quarter of 2003 was £2 million lower than the first quarter of last year.

The outlook for the second quarter of 2003 is that the Group’s trading environment is expected to remain essentially unchanged from the first quarter, although the knock-on impact on Cookson’s markets of the situation in Iraq and the SARS epidemic is, as yet, uncertain. Nevertheless, given that the second quarter is a more normal trading period, sales and operating profits for continuing operations are expected to improve over those of the first quarter of 2003.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The current Directors of Cookson (as at 12 May 2003) and their ages, positions and term of office are:

Name	Age	Position	Term expires(1)
Robert Beeston	61	Chairman	April 2006
Stephen Howard	50	Group Chief Executive	April 2004
Gian Carlo Cozzani	62	President/Chief Executive Officer (Ceramics Division)	April 2005
Dennis Millard	54	Group Finance Director	April 2005
Raymond Sharpe	54	Chief Executive Officer (Electronics Division)	April 2005
Anthony Alexander	65	Non-executive Director	April 2006
Kent Atkinson	57	Non-executive Director	April 2006
June de Moller	55	Non-executive Director	April 2005
Barry W Perry	56	Non-executive Director	April 2005

Note:

(1)	These dates refer to the date of the AGM on which each Director is due to stand for re-election under Cookson’s Articles of Association.

Directors’ biographies

Robert Beeston was appointed to the Cookson Board in April 2003 and became Chairman at the conclusion of the 2003 Annual General Meeting. Mr Beeston is a non-executive director and chairman of the remuneration committee of D S Smith Plc. Before joining Cookson, Mr Beeston was Chief Executive Officer of FKI plc. Prior to that, he was Managing Director of BTR Valve Group.

Stephen Howard was appointed Group Chief Executive in 1997, having been a Director of Cookson since 1992. Mr Howard joined the Group in 1985 and is a non-executive director of Slough Estates plc, Novar plc and Habitat for Humanity Great Britain Limited. He was formerly Joint Group Managing Director. Prior to joining Cookson, Mr Howard was a lawyer, specialising in corporate merger and acquisition activities.

Gian Carlo Cozzani joined Cookson in 1988 and became a Director in 1999. Prior to joining Cookson, Mr Cozzani had spent 23 years with Exxon Chemical, with various responsibilities, ranging from sales to general management.

Dennis Millard joined Cookson and was appointed Group Finance Director in 1996. Mr Millard is the senior non-executive director and chairman of the audit committee of ARC International plc. Before joining Cookson, Mr Millard was Finance Director of Medeva plc, a UK-based international pharmaceutical company. Prior to that Mr Millard was Director-Finance and Planning of Plate Glass and Shatterprufe Industries, a major South African industrial group.

Raymond Sharpe joined Cookson in 1984 and became a Director in 1995. Before joining Cookson, Mr Sharpe held various positions at Alpha Metals, Inc. and Singer Sewing Machine Company. Mr Sharpe is a non-executive director of S.P.S. Technologies, Inc. (USA).

Anthony Alexander was appointed to the Cookson Board in 1996 and is the senior independent non-executive director. Mr Alexander is deputy Chairman of Imperial Tobacco Group plc and a non-executive director of Misys plc. In addition, Mr Alexander serves as a director of Platinum Investment Trust PLC.

Kent Atkinson joined the Cookson Board in April 2003 and, on 1 May 2003, was appointed as Chairman of the Audit Committee. Mr Atkinson is senior non-executive director and chairman of the audit committee of Coca-Cola HBC SA and a non-executive director and chairman of the audit committees of Marconi plc and Marconi Corporation. Mr Atkinson was Group Finance

Director of Lloyds TSB Group plc for eight years until June 2002 and served that company as a non-executive director until April 2003.

June de Moller was appointed to the Cookson Board in 1999 and is Chairman of the Remuneration Committee. Mrs de Moller is a non-executive director of J Sainsbury plc, London Merchant Securities plc and Archant Limited. Mrs de Moller also serves as a director of 35 Cadogan Square Management Limited, Aldeburgh Productions, and The Home of Rest for Horses.

Barry W Perry was appointed to the Cookson Board in January 2002. Mr Perry is Chairman and Chief Executive Officer of Engelhard Corporation and is also a non-executive director of Arrow Electronics, Inc.

Each of the Directors may be contacted at Cookson Group plc, The Adelphi, 1-11 John Adam Street, London WC2N 6HJ, England.

Principal Committees of the Board

The principal committees of the Board are the Audit, Remuneration, Finance and Nominations Committees. In addition to the principal board committees, the Executive and Chief Executive’s committees assist in the management of the Group. Each Board committee has written terms of reference agreed by the Board.

Audit Committee

The Audit Committee members are the non-executive Directors, each of whom is independent, chaired by Mr Atkinson. The principal roles of the Audit Committee are to assist the Board in the discharge of its responsibilities in respect of statutory and other financial reporting and to help strengthen the independent position of the Company’s auditors by providing a direct channel of communication between the auditors and the non-executive Directors. During the year under review, the Audit Committee met four times and reviewed, amongst other matters, the annual and interim results (including associated statements), the prospectus which supported the Company’s rights issue, internal audit reports, the scope of the audit and its cost effectiveness, and the extent to which the auditors’ remuneration for non-audit services might affect their independence and objectivity in carrying out the audit. The Committee has established a framework whereby it considers for approval all non-audit services carried out by the Auditors and on 1 January 2003, procedures were established for the receipt, retention and treatment of complaints received by the Company including accounting, internal controls, auditing matters and confidential communications from employees. Internal audit and management control issues were also considered by the committee and the Group Head of Internal Audit and Financial Control has direct access to the Committee Chairman.

Remuneration Committee

The Remuneration Committee members are the non-executive Directors, chaired by Mrs de Moller. The Remuneration Committee meets as and when required. Its principal roles are to determine policy for senior executives and set the appropriate remuneration for the Executive Directors and the Group Secretary.

Finance Committee

The Finance Committee is chaired by the Chairman of the Board, its other members being the Group Chief Executive, Group Finance Director and Group Treasurer. The Finance Committee meets as and when required, primarily to consider for approval treasury-related matters.

Nominations Committee

The Nominations Committee advises the Board on appointments to and retirements and resignations from the Board. The Nominations Committee meets as and when required and is chaired by the Chairman of the Board, its other members being the Group Chief Executive and any two non-executive Directors.

Executive Committee

The Executive Committee comprises the executive members of the Board, chaired by the Group Chief Executive, together with the Group Secretary, and the Chairman of the Precious Metals Division. The Executive Committee supports the Group Chief Executive in addressing Group-wide issues, reviewing performance and determining Group strategy.

Chief Executive’s Committee

The Chief Executive’s Committee consists of the Group Chief Executive, the Group Finance Director and at least one other Executive Director or member of the Executive Committee and is responsible for reviewing and approving capital expenditure and acquisitions and disposals at certain levels. Responsibility for day-to-day operational management is delegated to the Divisional Chief Executives.

Internal Control

The Directors are responsible for the establishment and maintenance of the Group’s system of internal control.

The Group has complied with the provisions of the Principles of Good Governance and Code of Best Practice annexed to the Listing Rules of the UK Listing Authority (“the Code”) which apply to internal control. These require that the Directors review the effectiveness of the Group’s system of internal controls, including financial, operational, compliance and risk management. Whilst no system of internal control can provide absolute assurance against material misstatement or loss, the Group’s system is designed to provide the Directors with reasonable assurance that problems are identified on a timely basis and are dealt with appropriately. Subject thereto, based on their review of the Group’s system of internal controls, which include disclosure controls and procedures, the Directors consider them to be effective. Since the date of the Directors’ review, there have been no significant changes in internal controls or other matters which could significantly affect them.

There is a continuous process for identifying, evaluating and managing significant risks faced by Cookson. The Group operates a risk management process, which identifies the key risks facing each business, and reports to the Audit Committee on how those risks are being managed. As a basis for this report, each of the Group’s major business groups produces a “risk map” which identifies their key risks and assesses the likelihood of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to a desired level.

The internal control system is monitored and supported by the Group’s internal audit function that operates on a global basis. This function assists management and the Board in the effective discharge of their responsibility for internal control by conducting reviews of Cookson businesses and reporting objectively both on the adequacy and effectiveness of the system of internal control in place, with a particular emphasis on financial controls and as to whether those businesses are in compliance with applicable Group policies and procedures. The Group Head of Internal Audit and Financial Control is responsible for developing the function, within the framework of common Group policies and standards and for carrying out assignments in accordance with an annual audit plan approved by the Audit Committee. The Audit Committee receives reports from the internal auditors on a regular basis and reports, in turn, to the Board on the results of its review.

As part of the Board’s process for reviewing the effectiveness of the system of internal control, it delegates the following items to the Audit Committee to be carried out during the year:

•	review of external and internal audit work plans;

•	consideration of reports from management and internal audit on the system of internal control and any material control weaknesses; and

•	discussions with management on the actions taken on problem areas identified by Board members, in internal audit reports or in external audit management letters.

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes and Committee papers of all Audit Committee meetings.

In addition to the above, the Board considers significant financing and investment decisions concerning the Group, including the giving of guarantees and indemnities, and monitors policy and control mechanisms for managing treasury risk. The Board also reviews the role of insurance and other measures in managing risks across the Group, receives regular reports on any major issues that have arisen during the year and makes an annual assessment of how the risks have changed during the period under review.

At the year end, the Board, through the Audit Committee, reviews the results of the risk management exercise conducted by senior business management, including the self-certification exercise by which they certify the effectiveness of the system of internal controls within the businesses for which they are responsible, together with their compliance throughout the year with the Group’s policies and procedures.

Compensation

Directors’ remuneration

The following table discloses information relating to the remuneration of all Directors who served during 2002:

	Base salary & non-executive Directors’ fees	Benefits in kind(3)	Annual incentive bonuses(4)	Long-term incentive bonuses(5)	2002 Total remuneration	2001 Total remuneration	2001 proforma remuneration (2)
	£	£	£	£	£	£	£
Chairman (non- executive)
Sir Bryan Nicholson (retired 24 April 2003)	181,500	14,241	—	—	195,741	183,939	183,939
Executive Directors
G C Cozzani	290,165	74,903	75,443	—	440,511	468,534	468,534
S L Howard(1)	663,112	151,639	172,133	—	986,884	761,021	966,920
D H Millard	315,000	23,556	81,900	—	420,456	407,159	411,399
R P Sharpe	384,539	56,018	82,675	—	523,232	530,370	545,757
Non-executive Directors
A G L Alexander	38,000	—	—	—	38,000	37,250	37,250
J F de Moller	38,000	—	—	—	38,000	34,033	34,033
B W Perry	28,000	—	—	—	28,000	—	—
R N Haythornthwaite (retired 24 April 2003)	28,000	—	—	—	28,000	27,250	27,250
G T Parkos (retired 31 December 2001)	—	—	—	—	—	30,409	30,409

Total Directors’ remuneration(6)	1,966,316	320,357	412,151	—	2,698,824	2,479,965	2,705,491

Notes to the above table:

(1)	The contractual salary of Mr S L Howard in 2002 was $995,000 (2001: $995,000).
(2)	The actual 2001 remuneration comparatives for Messrs Howard, Sharpe and Millard reflect a reduction in their base salaries of £26,533, £15,387 and £4,240 respectively resulting from them voluntarily taking periods of unpaid leave during the year. In addition, in 2001, Mr Howard waived his right to any potential bonus in respect of 2001. If he had not waived his right, the annual incentive he could have received would have been £179,366, equivalent to 26% of his base salary. If Mr Howard had not voluntarily elected to accept these reductions in salary and incentive payments, his remuneration in 2001 would have been £966,920. The 2001 “proforma” remuneration figures in the table show what the comparatives would have been had these voluntary reductions not applied.
(3)	Benefits in kind comprise mainly the assessed benefits arising from the contractual payments of medical insurance, life assurance, school fees, business-related subscriptions and the provision of a company car.
(4)	The annual incentive bonuses awarded for 2002 were based on the achievement of Group cash flow targets and personal objectives. No bonus entitlement arose relating to Group profit.
(5)	Amounts due to each Director under long-term incentive schemes are included as remuneration in the year in which they become entitled to receive payment. No bonus payments have been or will be paid to Executive Directors under the 1998-2000, 1999-2001 or 2000-2002 schemes as the necessary financial targets were not met for those periods.
(6)	In addition to the above, ex gratia pensions of £9,353 (2001: £9,285) were paid to former Directors in 2002.

Remuneration of the Chairman and non-executive Directors

The Chairman’s remuneration and the fees for non-executive Directors are determined by the remainder of the Board. Mr Beeston will be remunerated for his duties as chairman at a rate of £164,000 per annum during the year ended 31 December 2003. As from 1 April 2003, non-executive Director’s fees are £30,000 per annum with a supplementary fee of £10,000 per annum paid to the Chairman of the Remuneration Committee and £15,000 per annum paid to the Chairman of the Audit Committee. Neither the Chairman, who is not an Executive Director, nor the other non-executive Directors are members of the Group’s pension schemes, nor do they participate in the Group’s incentive schemes.

Remuneration policy for Executive Directors and Senior Executives

The Committee has established a framework of employment and remuneration policies for the Group’s most senior executives to foster sound corporate behaviour within a high-performance culture. In formulating remuneration policy, the Committee has regard to the international scale and nature of the Group’s operations, and particularly to employment practices in the United States, Continental Europe and the UK where 67%, 14% and 12% respectively of the Group’s senior executives are based.

The policy for 2003 and subsequent years is designed to retain existing high calibre executives and to be competitive in attracting new talent to the Group. Overall, the objective of the policy is to align executives’ interests with those of shareholders generally in maximising shareholder value.

Annual Salary and Benefits

Base salary is set by reference to market rates in the relevant country for jobs of similar complexity and reponsibility. Market medians established by independent remuneration studies are used as the benchmarks for salaries. The salaries of individual executives and Directors are reviewed annually.

Pension and life assurance benefits provided for Executive Directors and senior executives reflect market practice in other countries in which they are employed. Executive Directors participate in these programmes largely on the same basis as all other Group senior executives, with any additional individual arrangements being specified by contract. Medical and disability insurance, company car (or car allowance) and other benefits are also provided to the Executive Directors. These benefits are compared with those provided to senior executives in similar companies.

Variable Remuneration

The desired objective of the policy is that variable remuneration be at least 50% of total remuneration, excluding pensions and benefits. This would be achieved through a combination of annual and three-year incentive programmes. The performance criteria for incentives are reviewed and set at the beginning of each year to reflect current business requirements and the individual’s role.

Annual Incentive

The annual incentive for senior executives is based on achievement of financial targets (currently profit and cash flow) and personal objectives. For 2003, the annual incentive of Executive Directors is to be based only on the achievement of profit and cash flow targets, providing on-target incentives ranging from 50% to 62.5% of base salary.

Long-term Incentives

For the long-term incentive plan (“MTI plan”) the achievement of target financial performance, measured over three year periods, is rewarded in a mix of cash and restricted shares. Since 2001 the targets for the MTI plan, in so far as they are used to determine incentive awards for the Executive Directors and other Group-level senior executives, have been profit before tax and free cash flow. The MTI plan measures performance in three-year rolling (i.e. overlapping) cycles, making single, annual awards based on performance at the end of each cycle.

Grants of options over ordinary shares of the Company remain an important element of the Group’s long-term incentive programme.

Since the year end, the Board has reviewed its practice for awarding share option grants and has decided to make changes in respect of any option grants made in 2003 and subsequent years. These changes are aimed at enhancing the performance culture of the Group. Going forward, option grants will be based on the individual’s contribution and potential rather than a simple multiple of salary. The Committee has decided to apply the same approach to the Executive Directors. The Company’s Auditors will review the results relating to the performance conditions of the long-term incentive plan and the share option schemes before any payment is made or award vests to ensure correct and fair calculation under the rules of each plan or scheme.

Each time a grant of share options is made, the Committee will consider whether any additional conditions to those set out in the rules of the Share Option Schemes would be in the best interests of shareholders generally and will set such performance conditions in the light of the prevailing circumstances.

Details of individual awards for Executive Directors are shown in the section on share options on page 59.

Remuneration summary 2002

In 2002 the remuneration of Executive Directors and senior executives has been implemented in accordance with the previously agreed remuneration policies. Features of the various elements of remuneration were as follows:

Base salary

At the end of 2001, it was decided that a general salary and wage rate freeze would be put in place throughout the Group where possible. Salary and wage reviews were deferred, wherever permitted, from January 2002 to July 2002, when increases generally in line with price inflation were granted. The Electronics division maintained the salary freeze for the whole of 2002. In light of these actions and the Group’s financial position, the Executive Directors elected to freeze their base salaries for the whole of 2002. Base salaries for Executive Directors were last increased on 1 January 2001 and the Committee decided to increase them from 1 January 2003 by 4%, which was in line with increases given, at that date, to other senior executives in the Group.

Annual incentive

The linking of rewards for Executive Directors to both corporate and individual performance is consistent with the Code. Each year the Committee establishes financial performance criteria for the forthcoming year, linked to Group budgets, and approves the personal objectives of the Executive Directors and the Group Secretary. 2002 incentive targets for the executive Directors were principally based on profit before tax (45% of maximum incentive) and cash flow (40%), with the remaining 15% of annual incentive based on achievement of personal objectives, which were also determined by the Committee.

As the Group did not achieve its threshold level of performance with respect to profit, no entitlement was earned by the Executive Directors for this part of the annual incentive. Despite falling short of profit targets, the Group generated £63.8 million free cash flow and, as a consequence, the Group exceeded its threshold level of cash flow performance. The achievement of cash flow targets and personal objectives was reflected in the bonuses payable to senior executives, including the Executive Directors. No incentive bonuses were paid to Executive Directors in respect either of the completion of the rights issue or any business disposals.

Long-term incentive

Each year the Committee establishes financial performance criteria for the next three-year period, reflecting anticipated business conditions and agreed plans and priorities. For the period 2000-2002, the MTI plan performance measures had a mixture of profit and return on investment targets. Group results were below the threshold performance levels set by the Committee and, as a consequence, those executives, including Executive Directors, whose long-term incentive was based on Group results will receive no payment for this period under this particular plan.

The grant of share options was determined as a multiple of base salary and ranged from a multiple of one-third times base salary for senior executives to a maximum of twice base salary per annum for Executive Directors. In addition to grants of share options to senior executives and Executive Directors, the annual entitlement to which was delivered in two tranches during the year, grants were made to other key or high potential employees.

Share options are normally granted at the market price prevailing at the time of grant. Options normally only become exercisable if the growth in earnings per share before goodwill amortisation and exceptional items has been at least equal to the increase in the UK Retail Price Index plus 3% per annum (2% per annum for options granted in 1995 and 1996) for a consecutive three-year period. However, the options granted in November 2002 to Executive Directors and other participants, were granted at 25p, a premium to the then market price. In addition, the performance criteria were made more demanding for Executive Directors and, in order for options to vest, both of the following criteria must also be met:

•	the average mid-market closing price for a period of 30 consecutive dealing days (effectively 6 weeks) must exceed 50p during the three-year period commencing from the date of the grant; and

•	the Group’s cumulative earnings per share before goodwill amortisation and all exceptional items for the financial years 2003-2005 must exceed 9.6p.

Pension arrangements

Senior executives employed under UK contracts participate in Inland Revenue approved, final salary occupational pension plans which provide for a maximum pension of two-thirds of final pensionable salary at the normal pensionable age of 62 years. Senior executives employed under US contracts participate in either final salary occupational pension plans, which provide for a pension of approximately 50% of final pensionable salary, subject to completion of 35 years’ service, at the normal pensionable age of 65 years, or a cash balance plan. Pensionable salary for new executive members in the United Kingdom is base salary. For certain longer-serving UK executives, pensionable salary includes an element of their annual incentive entitlement. Pensionable salary in US schemes comprises the member’s basic salary, together with the annual incentive payment, but excludes other non-cash taxable benefits, including long-term incentive compensation. The inclusion of annual incentive in pensionable salary is consistent with market practice in the United States.

Each of the above pension schemes makes provision for pensions to be payable in the event of retirement on health grounds and for pensions to be paid to a spouse on the death of a member. In the United Kingdom, in-service life assurance cover is provided by the pension plans, whereas in the United States, separate arrangements are made for such cover. To the extent that individual Executive Directors have pension arrangements which differ from the general provisions, these are summarised in the following section of this report.

Senior executives under UK contracts, earning over the earnings cap (£97,200 in the tax year 2002/2003), have unfunded pension promises to mirror the Cookson Group Pension Plan benefits on earnings over the cap.

Directors’ pension rights

The following table discloses information relating to the pension entitlements of each Executive Director who served during 2002:

	Projected per annum pension payable at NRD based on service to 31 Dec 2002(1)	Increase/(decrease) in 2002 of per annum pension payable at NRD	Transfer value of per annum pension payable at NRD		Change in transfer value during 2002 of per annum pension payable at NRD less members’ contributions(2)
			2002	2001
	£	£	£	£	£
G C Cozzani(3)	n/a	n/a	n/a	n/a	n/a
S L Howard(4),(5),(8)	212,689	(23,469)	885,963	829,944	56,019
D H Millard(7),(8)	94,739	32,504	849,100	632,600	201,979
R P Sharpe(4),(6),(8)	133,750	1,114	698,075	594,544	103,531

Notes:

(1)	These amounts are calculated under the accrued benefit method, that is the annual pension payable at normal retirement date (“NRD”), which is age 65 except where noted, to which each Director is currently entitled, based upon the number of years they have already served with the Group and their current salary levels.
(2)	These amounts represent the net present capital value which would be needed to provide for the payment at NRD of the increase in accrued pension benefit at the end of the year in question.
(3)	Pension provision is made under defined contribution arrangements with external providers. Company contributions in 2002 were £214,237.
(4)	Pension arrangements for Messrs Howard and Sharpe, in common with those for other senior Group executives in the USA, are covered under the Retirement Security Plan and the 401(k) Savings Plan of Cookson Electronics, Inc., each with an associated pension commitment. In addition to the 401(k) Savings Plan, similar investment funds exist to provide for Mr Sharpe’s pension arrangements through another Group company. Company contributions to these plans in 2002 were £10,940 for Mr Howard and £13,596 for Mr Sharpe.
(5)	Pension benefit for Mr Howard is provided by a defined contribution account which will increase in value for each year of future service by 5% of his compensation for such year, together with applicable interest earnings. The defined contribution account provides for lump sum payments to be taken in lieu of regular pension payments.
(6)	Pension benefit for Mr Sharpe will increase for each year of future service by 1.25% of final average compensation plus 0.45% of final average compensation in excess of US Social Security Compensation.
(7)	Mr Millard will be entitled to a pension at age 62, after 15 years’ service, of two-thirds of basic salary plus one-third of average annual bonus over his last three years’ service, less retirement benefits payable in respect of previous employment. The accrual rate before age 62 is defined in his service contract according to a progressive formula, commencing at 1/45th of pensionable salary for each year of service. The pension benefit, once in payment, will increase by the lower of 5% per annum or the increase in the Retail Price Index. That element of the arrangement which is above the Inland Revenue earnings limit is, in common with certain other executives, currently unfunded.
(8)	The transfer value of the net-of-inflation increase in accrued benefits during 2002, less any member contributions was nil for Mr Howard, £260,579 for Mr Millard and £65,901 for Mr Sharpe.

Directors’ terms of appointment

Service agreements

The Board has determined that any new Executive Director would be appointed with a notice period not exceeding one year, although in certain circumstances, the Board would consider a longer initial fixed term.

It has been the Group’s practice for many years generally to employ executives on local terms while having due consideration to global market practices. Where Executive Directors are primarily employed outside the United Kingdom, their contracts reflect local law and employment practice for senior executives in the territory concerned.

The Board recognises that market practice changes over time. With this in mind, Mr Howard, Group Chief Executive, has agreed with the Committee changes to his contractual arrangements to take account of current UK corporate governance guidance. He now has a notice period not exceeding twelve months from the Group. In agreeing the new basis of compensation in the event of termination without cause, the Committee was mindful of Mr Howard’s existing entitlements and protections and is satisfied that the new terms, which include mitigation in respect of any new employment, represent a significant reduction in exposure for the Group. No compensation has been paid or is payable to Mr Howard in respect of the changes to his contracts of employment.

The contracts of Mr Millard, Group Finance Director, provide for a notice period of two years or liquidated damages on termination. Mr Millard and the Committee have agreed to review the terms of his contracts. Mr Cozzani, who is responsible for the Group’s Ceramics division and is based in Brussels, has contractual arrangements that are subject to Belgian labour law, under which it is currently possible that a settlement for termination of employment could vary from that contracted. Mr Sharpe, who is responsible for the Group’s Electronics division and is based in the United States, is employed on terms in line with US market practice for senior executives. Accordingly, the Committee does not consider it in the best interests of shareholders to seek changes to the contracts of Mr Cozzani or Mr Sharpe at this time.

In accordance with the Code, each non-executive Director is appointed for an initial fixed term of three years and, thereafter, subject to approval of the Board, for a further three-year term. Non-Executive Directors are not entitled to receive compensation for loss of office at any time. The Chairman was appointed for a fixed period which expires at the conclusion of the 2006 AGM. In addition, all Directors are subject to retirement, and election or re-election, in accordance with the Company’s Articles of Association.

Mr Atkinson declared an interest by virtue of his directorship of Lloyds TSB Group plc in certain of the Company’s contracts. The Company has agreements for banking and other services with Lloyds TSB Group plc which were entered into prior to his appointment.

No other Directors have had any material interest in a contract of significance (other than service agreements) with the Group or any subsidiary company of the Group during the year.

External appointments

Executive Directors are permitted to hold positions as non-executive directors of other companies provided that these do not lead to conflicts of interest. The Board sanctions each such request on a case by case basis. Fees received may be retained by the Executive Director concerned.

Directors’ interests

The beneficial interests of the Directors who served during 2002 and their families in the ordinary shares of the Company were as shown below. Each Director took up their full entitlement under the terms of the Company’s rights issue in August 2002. The shareholdings at 31 December 2002 relate to ordinary shares of 1p, whilst those at 1 January 2002 relate to ordinary shares of 50p.

Directors’ Shareholdings	At 31 Dec 2002 Shares of 1p No.	Percentage of total shares in issue %(4)	At 1 Jan 2002 Shares of 50p No.
A G L Alexander	312,000	0.016	100,000
G C Cozzani	158,028	0.008	50,780
J F de Moller	45,500	0.002	7,500
R N Haythornthwaite (retired 24 April 2003)	146,169	0.008	11,219
S L Howard	713,976	0.038	188,995
D H Millard	399,999	0.021	128,752
Sir Bryan Nicholson (retired 24 April 2003)	702,000	0.037	170,000
B W Perry	26,000	0.001	—
R P Sharpe	478,707	0.025	174,122

Executive Directors (as a group)	1,750,710	0.093	542,649

Notes to the above table:

(1)	There were no changes to the above Directors’ ordinary shareholdings in the period from 1 January 2003 to 12 May 2003.
(2)	Mr Beeston and Mr Atkinson were appointed Directors on 1 April 2003. As at 12 May 2003 Mr Beeston held 500,000 ordinary shares and Mr Atkinson held nil ordinary shares.
(3)	In addition to the above interests, those Directors who are employees of the Company each have an interest as potential beneficiaries in ordinary shares of the Company held by Cookson Investments (Jersey) Limited as Trustee of the Cookson Group Employee Share Ownership Plan (“ESOP”). The balance of ordinary shares held by the ESOP at 31 December 2002 was 11,645,829 (2001: 4,487,042). The balance at 12 May 2003 was unchanged.
(4)	Based on 1,891,650,130 ordinary shares of 1p issued and outstanding as of 12 May 2003.

None of the Directors nor their spouses or minor children held non-beneficial interests in the ordinary shares of the Company during the year.

Directors’ share options

Share options granted to Directors in respect of ordinary shares of the Company are shown below. All grants made prior to 2002, the exercise price for which exceeds the market price at 31 December 2002, which was 20.25p (2001: 96p), are shown in aggregate. The market price of the Company’s shares ranged between 15.75p and 102.0p during 2002.

	Year of grant	At 1 Jan 2002 No.	Granted/ (lapsed/ exercised) during the year No.	Adjustment for 2002 rights issue(1)	At 31 Dec 2002 No.	Weighted average option exercise price(1) p	Earliest year in which exercisable	Latest year in which options expire
G C Cozzani	1993-2001	1,689,712	—	40,547	1,730,259	194	2003	2011
	2002	—	1,457,872	7,222	1,465,094	39	2005	2012

		1,689,712	1,457,872	47,769	3,195,353

S L Howard	1993-2001	4,320,072	(249,110)	103,671	4,174,633	191	2003	2011
	2002	—	3,432,568	17,783	3,450,351	39	2005	2012

		4,320,072	3,183,458	121,454	7,624,984

D H Millard	1996-2001	1,747,188	—	41,927	1,789,115	190	2003	2011
	2002	—	1,596,898	8,085	1,604,983	39	2005	2012

		1,747,188	1,596,898	50,012	3,394,098

R P Sharpe	1993-2001	2,621,712	(154,974)	62,856	2,529,594	194	2003	2011
	2001*	6,953	—	289	7,242	48	2003	2003
	2002*	—	13,002	—	13,002	25	2004	2004
	2002	—	1,990,544	10,312	2,000,856	39	2005	2012

		2,628,665	1,848,572	73,457	4,550,694

Total, all Directors		10,385,637	8,086,800	292,692	18,765,129

Notes:

(1)	Under the rules of the Company’s share option schemes and following Inland Revenue approval, adjustments were made to the option price and to the number of ordinary shares under option for all options outstanding as at the date of the Company’s rights issue in August 2002.
(2)	The option price of executive options is normally set on the trading day prior to grant at the then market price. For savings related options the price is normally based on the average share price for five trading days prior to the date of invitation. Performance criteria related to the exercise of options are summarised on page 55.
(3)	Options granted under the Company’s savings related option schemes are denoted by an asterisk (*).
(4)	Full details of Directors’ shareholdings and options to subscribe for shares are given in the Company’s Register of Directors’ Interests, which is open to inspection at the Company’s registered office during business hours.
(5)	In January 2003, 7,242 options granted to Mr R P Sharpe in 2001 at 48p per share under the terms of the US Stock Purchase Plan lapsed.
(6)	There were no other changes to the interests in the share options of the Directors in the period from 1 January 2003 to 12 May 2003.

Share option plans

Some of the features of the Cookson Group Share Schemes are summarised below. All the schemes have a maximum life of 10 years unless otherwise extended by the shareholders or Directors, after which no further awards can be made. Exercise of options granted under the schemes described below is generally subject to the satisfaction of performance conditions which are set at the date of grant. These currently relate to Cookson’s earnings per share.

Since 31 December 2002, 156,957 further options have been granted over Cookson’s ordinary shares under the Executive Share Option Schemes.

The Cookson Group (Approved and Unapproved) Executive Share Option Schemes 1992

Under the Cookson Group (Approved and Unapproved) Executive Share Option Schemes (1992), options were granted over ordinary shares in Cookson purchased in the market by the trustees. The terms of both the approved and unapproved schemes are similar and, except for minor differences, the main terms of the schemes are:

(i)	Eligibility

Employees and full-time executive Directors of Cookson and employees of any participating subsidiary are eligible to participate in the schemes.

(ii)	Performance conditions

Options have been granted subject to any performance conditions based on earnings per share before exceptional items and goodwill amortisation. Any performance conditions must be stated at the date of grant. The Directors may in their discretion waive, vary or amend any such performance condition.

(iii)	Individual limits

Under the Approved scheme, participants may not hold tax approved options granted under this scheme (or any other Inland Revenue approved scheme) over more than £30,000 worth of shares as valued at the date the options were granted.

(iv)	Company change of structure

In the event of a take-over, winding up, reconstruction or amalgamation of Cookson, options may be exercised within a limited period after which they usually lapse. In addition, in the event of a take-over or reconstruction, an option holder may be given the opportunity of exchanging his options for options over shares of the acquiring company.

The Cookson Group (Approved and Unapproved) Executive Share Option Schemes (1992) have a special schedule which allows Cookson to grant options to its US employees. Under this schedule, an employee may be granted either a non-qualified option or an incentive stock option under the US Internal Revenue Code of 1986, as amended.

The Cookson UK Executive Share Option Scheme (1995)

The Cookson UK Executive Share Option Scheme 1995 (the “UK Scheme”) is a UK Inland Revenue approved scheme under which options over ordinary shares are granted to eligible participants. Its principal terms are:

(i)	Eligibility

The Directors may select any Executive Director or employee or any member of the Group who works at least 20 hours per week (25 hours in the case of a Director) other than anyone within 2 years of retirement or anyone with a material interest in a close company who is therefore prohibited from participating due to UK Inland Revenue rules.

(ii)	Individual limits

Participants may not hold tax approved options under this scheme (or any other Inland Revenue approved scheme) over more than £30,000 worth of shares as valued at the date the options were granted.

(iii)	Company change of structure

On the occurrence of a take-over, scheme of arrangement, merger or other corporate re-organisation, options can generally be exercised early. Alternatively, participants may be allowed to exchange their options and/or awards for options or awards over shares in the acquiring company. Performance conditions, where relevant, will not apply in these circumstances.

The Cookson Overseas Executive Share Option Scheme 1995

The Cookson Overseas Executive Share Option Scheme 1995 (the “Overseas Scheme”), under which options over Cookson’s ordinary shares are granted, has provisions similar to those of the UK Scheme. The principal differences from the UK Scheme are:

(i)	Eligibility

To be eligible to participate under the Overseas Scheme, a person must be an Executive Director or employee of the Group.

(ii)	US schedule

The Overseas Scheme contains a schedule containing additional provisions for US participants, including:

(a)	options granted to US employees may be either tax qualified incentive stock options or non-qualified options;

(b)	options may be granted to US employees even though they may be within 2 years of retirement; and

(c)	prior to being granted any options, US employees may be obligated to agree to certain restrictions on the sale of shares following the exercise of options.

Cookson also has a 1984 Executive Share Option Scheme and the CG-Cookson Matthey Ceramics Executive Share Option Scheme (1995), which have terms similar to the UK Scheme and a 1986 Overseas Share Option Scheme (with a US appendix (1988)) and The CG-Cookson Matthey Ceramics Overseas Executive Share Option Scheme (1995), which have terms similar to the Overseas Scheme. No further options can be granted under these schemes.

Savings Related Share Option Schemes (“SAYE schemes”)

The Group has the following SAYE schemes:

•	The Cookson Group Share Savings Scheme (1991) (as amended in 1999);

•	The Cookson Group International Share Savings Scheme (1992);

•	The Cookson Group 2001 Sharesave Scheme;

•	The Cookson Fukuda Share Saving Scheme (1995);

•	The Cookson Fukuda 2001 Sharesave Scheme; and

•	The Cookson Group International Sharesave Scheme (2001).

Under the SAYE schemes, employees have the opportunity to purchase ordinary shares in the Group at a discounted price of up to 20% by using their savings together with an additional tax free bonus at the end of their saving period. The schemes operate in conjunction with a three or five-year savings contract and options are granted at a discount of up to 20% of the market value of the shares at the date of grant. Employees who have entered into this contract must make monthly savings of between £10 and £250.

No further options can be granted under the Cookson Group Share Savings Scheme (1991) (as amended in 1999) or the Cookson Group International Share Savings Scheme (1992).

The Cookson Group International Share Saving Schemes

These schemes are for employees based outside the United Kingdom. The principal differences of the international scheme, as compared to the SAYE schemes for UK employees are:

(i)	Arrangements are made with a local bank (or other financial institution) for employees to pay in regular amounts between the equivalent of £10 and £250 in the local currency.

(ii)	Shares can be acquired at the end of the savings term (3 or 5 years) at the option price with the relevant number of monthly contributions and a ‘notional’ bonus equivalent to the UK bonus.

(iii)	Where savings are not sufficient to purchase the maximum number of shares subject to option, option holders can make up any shortfall.

The Fukuda Share Saving Schemes

Due to UK tax legislation and Inland Revenue practice, it was not possible to amend the 1991 Cookson Group Share Savings Scheme so as to extend it to employees of Cookson Fukuda Ltd. Therefore a specific scheme was set up to enable options over ordinary shares of Cookson to be granted to Cookson Fukuda’s employees. The primary provisions of the Fukuda schemes are similar to the Cookson Group SAYE schemes.

The Cookson Group US Stock Purchase Plan 1994

This plan is designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. Under this plan, individuals may not be granted options under the plan if they own ordinary shares constituting 5% or more of the voting power of the Group.

(i)	An eligible employee or Executive Director who applies for an option under the plan must agree to savings being deducted from his or her net pay. Regular deductions are made over a one-year period (not more than $5,000 in any year). Shares may only be acquired under the Plan on exercise of the option using the savings together with interest on such savings, although participants may supplement their savings from their own funds if, due to exchange rate movements, they cannot purchase the full number of shares subject to their options.

(ii)	The price payable for each ordinary share will be a price in sterling determined by the Directors, provided that it will not be less than 85% of the middle market quotation of the ordinary shares on the date of grant.

(iii)	An option grant under the Plan will normally be exercised 15 months after the date of grant provided the option holder is still employed by the Group. Special provisions apply in the case of death, injury, disability, workforce reduction or job elimination, retirement under the employing company’s retirement plan or where the business which employs the option holder is transferred out of the group. Special exercise provisions also apply in the event of a take-over, reconstruction or winding-up of the Group.

All Employee Share Ownership Plan 2001

The Group has obtained shareholder approval in respect of a new All Employee Share Ownership Plan. However the Group has not yet made any awards under this Plan.

Under this Plan, employees may be offered free, partnership or matching shares, as decided by the Directors each time they make awards under the Plan. The Plan may also offer dividend reinvestment. This will allow the Directors to implement the Plan in the way they consider most appropriate for the Group.

The Plan operates in conjunction with a trust which will hold ordinary shares on behalf of the participants. When awards are made under the Plan, all eligible employees must be invited to participate. In addition, the Directors may offer participation to any other employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

At the dates below, the Group was notified, in accordance with sections 198-208 of the Companies Act 1985, of the following interests of 3% or more in its issued ordinary shares.

	Ordinary shares held
	Number	%
	(million)
2 May 2003(1)
Fidelity Investments Ltd	283.7	15.0
Aviva plc (Morley Fund Management)	150.1	7.9
Hermes Administration Services Limited	142.2	7.5
Aegon UK plc	93.4	4.9
Henderson Global Investors Ltd	92.2	4.9
Standard Life Group	84.2	4.5
Legal & General Investment Management Ltd	71.5	3.8
AXA S.A.	58.2	3.1

31 March 2003(2)
Fidelity Investments Ltd	283.7	15.0
Aviva plc (Morley Fund Management)	152.5	8.1
Hermes Administration Services Limited	134.3	7.1
Henderson Global Investors Ltd	97.1	5.1
Aegon UK plc	93.4	4.9
Franklin Resources Inc. (including Templeton Worldwide, Inc.)	71.9	3.8
Legal & General Investment Management Ltd	68.6	3.6

31 March 2002(3)
Fidelity Investments Ltd	73.6	10.1
Franklin Resources Inc. (including Templeton Worldwide, Inc.)	72.3	9.9
CGNU plc (including Morley Fund Management Ltd)	72.2	9.9
Aegon UK plc	50.6	6.9
AXA Investment Managers UK Ltd (on behalf of AXA UAP S.A.)	32.0	4.4
Standard Life Group	25.5	3.5
Clerical Medical Investments Management Ltd	23.6	3.2

31 March 2001(4)
Franklin Resources, Inc. (including Templeton Worldwide, Inc.)	104.7	14.4
AXA UAP S.A.	38.7	5.3
CGNU plc	29.2	4.0
Standard Life Group	24.0	3.3

31 March 2000(5)
Franklin Resources, Inc. (including Templeton Worldwide, Inc.)	99.9	13.8
Alpine Group Inc.	32.5	4.5
AXA UAP S.A.	32.3	4.5
Standard Life Group	24.0	3.3
Norwich Union plc	22.0	3.0

Notes:

(1)	Based on 1,891.7 million ordinary shares issued and outstanding as of 2 May 2003.
(2)	Based on 1,891.7 million ordinary shares issued and outstanding as of 31 March 2003.
(3)	Based on 727.6 million ordinary shares issued and outstanding as of 31 March 2002.
(4)	Based on 727.3 million ordinary shares issued and outstanding as of 31 March 2001.
(5)	Based on 725.2 million ordinary shares issued and outstanding as of 31 March 2000.

Additionally, 11.6 million ordinary shares were held as at 2 May 2003 by Cookson Investments (Jersey) Limited as trustee of the Cookson Group Employee Share Ownership Plan (“ESOP”). The potential beneficiaries of the ESOP are the employees and former employees of the Group and their dependants and, accordingly, the Executive Directors are collectively interested in these shares. The Company’s existing ordinary shares carry equal voting rights.

As at 2 May 2003, the Company had 8,326 registered shareholders. As at 2 May 2003, a total of 659,474 (0.03%) ordinary shares were held by 321 shareholders with registered addresses in the United States.

To the best of its knowledge, Cookson is neither directly or indirectly owned or controlled by one or more corporations or by any government and is not aware of any arrangements the operation of which might result in a change of control.

Related party transactions

The Company and its subsidiaries are party to normal intercompany financing arrangements and other normal intercompany transactions. Otherwise, there are no transactions or loans that occurred which would be required to be reported under this item.

ITEM 8. FINANCIAL STATEMENTS

Consolidated statements and other financial information

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

Dividends

Where interim dividends are paid in respect of a fiscal year, such dividends are normally declared at the Group’s interim results announcement. The final dividend for a fiscal year is normally proposed by the Directors in the following February and paid in June after approval by shareholders at the Company’s Annual General Meeting, which normally takes place in April.

The Board reviewed in late 2001 Cookson’s near-term dividend policy in conjunction with the finalisation of the £450 million secured multicurrency credit agreement and, as a consequence, it was agreed that no cash dividend would be paid in 2002 or until certain financial targets had been achieved. As a result, there can be no assurance on whether cash dividends or similar payments will be paid out in the foreseeable future or of their amount.

The following table shows the dividends declared on each ordinary share (as increased, where appropriate, by the associated UK tax credit but before deduction of withholding taxes as described in Item 10 “Additional Information—Taxation”) for the fiscal years 1998 through 2002. The ordinary dividends, which are declared in pence per share in respect of each fiscal year have been translated into US cents per share at the noon buying rate at each respective payment date.

Dividends declared per ordinary share

	Year Ended 31 December
	2002	2001	2000	1999		1998
Pence per share
Interim	—	4.5	4.5	4.3	(2)	4.3	(1)
Final	—	—	5.5	5.2	(2)	5.1	(2)

Total	—	4.5	10.0	9.5		9.4

US cents per share
Interim	—	6.5	6.4	7.0	(2)	7.2	(1)
Final	—	—	7.8	8.1	(2)	8.3	(2)

Total	—	6.5	14.2	15.1		15.5

Notes:

(1)	Dividend paid as a FID without an associated tax credit (see Item 10 “Additional Information—Taxation”).
(2)	ACT was abolished for dividends paid after 5 April 1999 (see Item 10 “Additional Information—Taxation”).

Significant changes

Refer to Item 5—“Current trading and prospects”.

Legal Proceedings

Cookson has extensive international operations and several companies within the Group are parties to legal proceedings, certain of which proceedings are insured claims arising in the ordinary course of the operations of the Group company involved and, while the outcome of litigation can never be predicted with certainty, having regard to legal advice received and the Group’s insurance arrangements, management believes that none of these matters will, either individually or in the aggregate, have a material adverse effect on the Group’s financial condition or results of operations.

Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Two of the Group’s subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the total amount paid, including costs, in relation to this litigation has not been material to the Group’s financial position or results of operations.

ITEM 9. THE OFFER AND THE LISTING

Principal trading market

The principal trading market for Cookson Group plc ordinary shares is the London Stock Exchange. Cookson Group plc trades on a quote driven system known as SEAQ (Stock Exchange Automated Quotations system) where UK market makers quote a firm two-way price in sizes equal to or greater than the normal market size (“NMS”). Quote driven trading of equity securities is classified into 13 bands of NMS ranging from 500 to 200,000 shares. These bands of normal market size reflect the turnover by value in each company’s shares over the past 12 months and are subject to a quarterly review depending on the trading volumes of the stock in the previous quarter. NMS is based on 21/2% of the average daily turnover. As of 25 April 2003, the ordinary shares of Cookson Group plc have a NMS of 150,000 shares. Whilst all trades must be reported to the London Exchange within three minutes of being executed, the size of the trade in relation to NMS determines when such trades are published. In general, all transactions of ordinary shares carried out under the quote driven system which are less than six times NMS are published immediately as to size and price. Transactions of more than six times NMS will be published 60 minutes after execution of the trade. Publication of risk transactions in SEAQ securities in excess of 75 times the NMS can be delayed for up to a maximum of five days. There are, however, circumstances in which trades will be published immediately regardless of their size (e.g. any trades executed on an Agency Cross basis and those involving securities which are the subject of a bid).

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange.

Fiscal year		High	Low	High	Low
		£		US$
1998	Year	2.79	0.97	4.66	1.62
1999	Year	2.60	1.23	4.16	1.99
2000	Year	2.61	1.54	4.30	2.43
2001	1st Quarter	1.93	1.32	2.82	1.87
	2nd Quarter	1.85	1.29	2.63	1.82
	3rd Quarter	1.38	0.51	1.96	0.71
	4th Quarter	0.96	0.36	1.38	0.54
2002	1st Quarter	1.02	0.69	1.47	0.99
	2nd Quarter	0.99	0.49	1.44	0.75
	3rd Quarter	0.54	0.19	0.83	0.30
	October	0.20	0.16	0.31	0.25
	November	0.25	0.18	0.39	0.29
	December	0.26	0.20	0.40	0.32
2003	January	0.23	0.19	0.38	0.31
	February	0.20	0.17	0.33	0.27
	March	0.20	0.16	0.32	0.26
	April	0.23	0.17	0.37	0.26
	May (through to 2 May 2003)	0.23	0.22	0.37	0.35

Note:

(1)	US dollar equivalents are derived using the noon buying rates on the date of the relevant high or low respectively.

ITEM 10. ADDITIONAL INFORMATION

Articles of association

Set out below is a summary of the principal provisions of the Articles of Association of Cookson Group plc:

Dividends

Cookson may by ordinary resolution declare dividends provided that no dividend will exceed the amount recommended by the Directors. Dividends must be paid out of profits available for distribution. If in the Directors’ opinion the profits of Cookson justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend payable on the half-yearly or other dates prescribed. The Directors may also from time to time pay interim dividends on shares of any class of such amounts, on such dates, and in respect of such periods as they think fit.

The Directors may offer shareholders the right to elect to receive, in lieu of dividend (or part thereof), specific assets (and in particular new shares or debentures of any other company credited as fully paid). Before they can do this, the shareholders must have passed an ordinary resolution authorising the Directors to make the offer.

The Directors may retain any dividend payable on or in respect of a share on which Cookson has a lien and may apply the same in or towards satisfaction of the monies payable to Cookson in respect of that share.

Any dividend unclaimed after a period of 12 years after it was declared will be forfeited and revert to Cookson.

Distribution of assets on winding up

If Cookson is wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an extraordinary resolution of Cookson’s shareholders and any other sanction required by law, divide among the members in kind, or otherwise than in cash, the whole or any part of Cookson’s assets. This applies whether or not the assets consist of property of one kind, or properties of different kinds. For this purpose the liquidator can set such value as he deems fair upon any one or more class or classes of property, and can determine how the division will be carried out as between the members or different classes of members. The liquidator can also, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator decides. The liquidation of Cookson can then be finalised and Cookson dissolved. No past or present shareholders can be compelled to accept any shares or other property in respect of which there is a liability.

Voting

Subject to the restrictions described below, on a show of hands every member who is present in person will have one vote regardless of the number of Ordinary Shares held. On a poll every member present in person or by proxy will have one vote for each Ordinary Share of which he is the holder. No member will, unless the Directors otherwise determine, be entitled in respect of any Ordinary Share held by him, to vote either personally or by proxy at a shareholders’ meeting, or to exercise any other right conferred by membership in relation to shareholders’ meetings if:

(i) any call, or other sum presently payable by him to Cookson in respect of that share, remains unpaid; or

(ii) he, or any person who appears to be interested in the shares held by him, has been served with a notice pursuant to section 212 of the Act, and is in default for the prescribed period.

Variation of class rights

Whenever the share capital of Cookson is divided into different classes of shares, the special rights attached to any class may be varied or abrogated, subject to the provisions of the Act, either (a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or (b) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every separate meeting, the necessary quorum is two persons holding, or representing by proxy, not less than one-third in nominal value of the issued shares of the class (but at any adjourned meeting any holder of shares of the class present, in person or by proxy, will be a quorum). Any holder of shares of the class present in person or by proxy may demand a poll and every such holder will, on a poll, have one vote for every share of the class held by him.

Issue of shares

Subject to the relevant legislation relating to authority, pre-emption rights and otherwise, and of any resolution of Cookson in general meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Alteration of share capital

Cookson may from time to time by ordinary resolution:

(i)	increase its share capital;

(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)	cancel any shares which, at the date of the ordinary resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iv)	sub-divide its shares, or any of them, into shares of smaller amount.

Cookson may also purchase, or may enter into a contract under which it will or may purchase, any of its own shares (including any redeemable shares), but so that if there is in issue any shares convertible into equity share capital of Cookson, no purchase of its own shares will be made unless either the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase, or, the purchase has first been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Cookson may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner by special resolution, but only with and subject to any authority and/or consent required by law.

Transfer of shares

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer must be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor will remain the holder of the shares concerned until the name of the transferee is entered in the register of members.

Uncertificated shares may be transferred in accordance with the Uncertificated Securities Regulations 1995, transfers being effected by means of a Relevant System (as defined in such Regulations).

The Directors may decline to recognise any instrument of transfer, relating to shares in certificated form, which is:

(i)	not in respect of only one class of shares;

(ii)	not lodged (duly stamped if required) at the place where the Company’s register is located accompanied by the relevant share certificate(s), and such other evidence as the

Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house, or by a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

The Directors may also, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion will not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

The Directors may also decline to recognise any allotment or transfer of shares which is in favour of more than four joint holders. If the Directors refuse to register an allotment or transfer, they will within two months after the date on which (a) the letter of allotment or transfer was lodged with Cookson; or (b) the operator instruction was received by Cookson (in the case of shares held in uncertificated form), send to the allottee or transferee notice of the refusal.

Material contracts

The Group’s material contracts have been discussed within Items 3—11 in this annual report.

Exchange controls

Other than withholding tax (see below—“Taxation—US taxation”), there are currently no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Cookson Group plc ordinary shares or American Depositary shares. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ordinary shares in connection with the creation of but not subsequent dealing in American depositary receipts. This is in lieu of the normal 0.5% stamp duty on all purchases of ordinary shares.

There are foreign exchange control restrictions on the ability of certain affiliates to transfer funds to the Company. These take the form of notification or, in some cases, prior approval in connection with the servicing of foreign debt, the remittance of dividends and branch profits, the repatriation of capital and the payment of royalties and technical service and management fees. The Group does not believe that such restrictions have a material adverse effect on the Group or on its ability to meet its cash flow requirements, including the payment of dividends.

Dividends paid by Cookson Group plc are in pounds sterling and exchange rate fluctuations will affect the US dollar amounts that holders of ordinary shares will receive upon the conversion of such cash dividends paid. Moreover, fluctuations in the exchange rate between the pounds sterling and the US dollar affect, on translation, the US dollar equivalent of the pounds sterling price of ordinary shares on the London Stock Exchange.

There are no limitations, either under the laws of the United Kingdom or under the Articles of Association of the Company, restricting the right of non-UK residents to hold or to exercise voting rights attached to ordinary shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address.

It is, however, the current practice of the Company to send notices or other documents to all shareholders regardless of the country recorded in the register of members as a part of the service to the overseas shareholder save where this would not be permissible under specific jurisdictions.

Taxation

The following discussion is for general information only. US Holders (as defined below) should consult their tax advisers as to the particular tax consequences to them of owning the ordinary shares, including their eligibility for the benefits of the Treaty (as defined below), the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

For the purposes of this discussion, the term “US Holder” means a beneficial owner of ordinary shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

UK taxation

The following discussion is intended only as a general guide to current UK tax legislation, what is understood to be current UK Inland Revenue practice and the terms of the Treaty and the New Treaty (both as defined below under “US Taxation”), all of which are subject to change at any time, possibly with retroactive effect. The UK Inland Revenue is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to US Holders owning (directly or indirectly) less than 10% of the voting shares of the Company and who are the beneficial owners of their ordinary shares. The discussion may not apply to certain shareholders, such as dealers in securities, or ADR holders. Any person who is in any doubt as to his tax position should consult his own professional adviser.

Taxation of chargeable gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, US Holders will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares are or have been used or held by or for the purposes of the branch or agency, in which case such US Holder might, depending on the circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares. Proposed legislation, intended to enter into force in 2003, would amend the above so that corporate US Holders would be liable to UK tax on chargeable gains if they carried on a trade or vocation through a UK permanent establishment. The proposed legislation is not final and is subject to change.

A US Holder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares during that period may be liable to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

Taxation of dividends

The Company will not be required to withhold tax at source when paying a dividend on the ordinary shares to a US Holder.

Inheritance tax

The ordinary shares are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability for UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under special rules relating to long residence or previous domicile. For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

Ordinary shares held by an individual US Holder whose domicile is determined to be the United States for the purposes of the estate tax treaty between the UK and US, and who is not a national of the United Kingdom for the purposes of that treaty generally, will not be subject to UK inheritance tax on the individual’s death or on a gift of ordinary shares during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, except where the ordinary shares (a) are part of the business property of a permanent establishment of an enterprise of the individual in the UK or (b) pertains to a fixed base in the UK of the individual used for the performance of independent personal services.

In the exceptional case where ordinary shares are subject to both UK inheritance tax and US federal gift or estate tax, the estate tax treaty generally provides for the tax paid in the UK to be credited against tax payable in the US or for US tax paid to be credited against tax payable in the UK based on priority rules set out in the estate tax treaty.

Stamp duty and stamp duty reserve tax

Any conveyance or transfer on sale of ordinary shares or agreement to transfer ordinary shares for consideration (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax (“SDRT”). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty, generally at the rate of 0.5% of the consideration paid (rounded up to the next multiple of £5). Stamp duty is usually the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5% of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly-stamped transfer within six years of the date of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

Where ordinary shares are transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, then stamp duty or SDRT will be payable at a higher rate of 1.5% of the consideration payable, or in certain circumstances, the value of the ordinary shares. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5%) to apply to transfers of shares into, and to transactions within, such services instead of the higher rate applying to a transfer of shares into the clearance service.

US taxation

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares by a US Holder (as defined below). The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

The summary assumes that the Company is not a passive foreign investment company (a “PFIC”) for US federal income tax purposes, which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the UK (the “Treaty”), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Dividends

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any Tax Credit Amount (if applicable and described below) with respect thereto, will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the ordinary shares and thereafter as capital gain.

Foreign currency dividends

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US dollars. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Effect of UK Withholding Taxes

A new Treaty (“New Treaty”) entered into force on 31 March 2003. However, the New Treaty did not apply to dividend payments until 1 May 2003. In addition, if US Holders would have been entitled to greater benefits under the prior Treaty, US Holders may elect to continue to apply the prior Treaty until 1 May 2004.

New Treaty

Because payments of dividends by the Company to foreign investors are not subject to a UK withholding tax, it is not necessary to apply the New Treaty in order to receive a reduced rate of withholding. Since there is no UK withholding tax on payments of dividends to US Holders, US Holders will not be entitled to a foreign tax credit for foreign taxes paid as a result of the payment of dividends by the Company.

Prior Treaty-Effect of UK Tax Credit

An individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from the Company is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend. Although a US Holder that receives a dividend from the Company will not be entitled to this UK tax credit, under the Treaty the US Holder may treat an amount equal to this credit (the “Tax Credit Amount”) as a tax paid to the UK taxing authorities, for which the US Holder may claim a US foreign tax credit (as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833 with its income tax return for the relevant year.

A US Holder that makes the election on Form 8833 described above must include the Tax Credit Amount in its income and will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, equal to the Tax Credit Amount. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by the Company generally will constitute foreign source income in the “passive income” basket or, in the case of certain holders, the “financial services income” basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the Shares for at least 16 days in the 30-day period beginning 15 days before the ex dividend date, or (ii) holds the Shares in arrangements in which the US Holder’s expected profit, after non-US taxes, is insubstantial.

US Holders that are accrual basis taxpayers must translate UK taxes into US Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US Dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for UK taxes relative to the US Holder’s US federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of UK taxes or making the election on Form 8833 described above if an election is made to apply the prior Treaty.

Sale or other disposition

Upon a sale or other disposition of ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the ordinary shares. This capital gain or loss will be long-term capital gain or loss if the US Holder’s holding period in the ordinary shares exceeds one year. For a non corporate US Holder, the maximum long-term capital gains rate is 20%, which is further reduced to 18% if the ordinary shares have been held for more than five years.

Any gain or loss will generally be US source, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

See “Passive Foreign Investment Company Considerations” below for a discussion of more adverse rules that will apply to a sale or other disposition of ordinary shares if the Company is or becomes a PFIC for US federal income tax purposes.

Passive Foreign Investment Company considerations

The Company does not believe that it should be treated as a PFIC for US federal income tax purposes but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be treated as a PFIC, US Holders of ordinary shares would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to ordinary shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Documents on display

Copies of the documents filed with the SEC may be viewed at the SEC’s public reference rooms at 450 Fifth Street, N.W., Room 1300, Washington D.C. 20549. Please call the SEC at +1 800 SEC-0330 for more information on the public reference rooms and their copy charges.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information about the Group’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The information is presented in pounds sterling, which is the Company’s reporting currency.

	Expected Maturity Date
	2003	2004	2005	There- after	Total	Fair Value
	(£million unless stated)
Convertible Bond
Capital Value of bonds in issue		80.0			80.0	68.4
Fixed interest rate		7.0%			7.0%

						68.4

Loans falling due after more than one year
US$130 million senior loan notes				80.8	80.8	94.7
Fixed interest rate (annual)				6.9%	6.9%
US$40 million senior loan notes				24.6	24.6	30.0
Fixed interest rate (annual)				7.0%	7.0%
US$25 million senior loan notes			15.5		15.5	17.5
Fixed interest rate (annual)			7.7%		7.7%
US$50 million senior loan notes				31.0	31.0	37.0
Fixed interest rate (annual)				7.8%	7.8%
US$135 million senior loan notes				83.9	83.9	105.4
Fixed interest rate (annual)				7.9%	7.9%
US$190 million senior loan notes				117.2	117.2	152.2
Fixed interest rate (annual)				8.1%	8.1%
Drawings under syndicated bank facility		21.7			21.7	21.7
Other Loans	14.5	0.2	0.1	1.2	16.0	16.0

	14.5	21.9	15.6	338.7	390.7	474.5

Interest rate swaps
United States Dollars			75.0		75.0
Received fixed interest rate (annual)			3.1%		3.1%
Pounds Sterling		75.0			75.0
Received fixed interest rate (annual)		4.8%			4.8%

Drawings under the syndicated bank facility are denominated in pounds sterling and US dollar.

The item “Other loans” in the table above comprises a number of different loans, denominated in several currencies, some of which are at fixed interest rates and some at variable interest rates.

Foreign currency profile

The foreign currency profile of the Group’s financial assets and liabilities after taking into account the effect of currency swaps is set out in the table below.

	Financial assets (cash)	Financial liabilities (gross borrowings)	Net financial (assets)/ liabilities
	£million	£million	£million
Pounds Sterling	(12.0)	(63.7)	(75.7)
United States Dollar	(23.1)	372.9	349.8
Euro	—	(2.2)	(2.2)
Singapore Dollar	(6.2)	86.4	80.2
Japanese Yen	(0.9)	60.2	59.3
Other	(0.3)	17.1	16.8

At 31 December 2002	(42.5)	470.7	428.2

Pounds Sterling	(0.5)	153.3	152.8
United States Dollar	(8.7)	345.2	336.5
Euro	(3.4)	129.9	126.5
Singapore Dollar	(3.9)	89.8	85.9
Japanese Yen	(0.7)	57.7	57.0
Other	(6.4)	(2.7)	(9.1)

At 31 December 2001	(23.6)	773.2	749.6

Pounds Sterling	(1.5)	132.3	130.8
United States Dollar	(2.9)	383.0	380.1
Euro	(13.1)	145.3	132.2
Singapore Dollar	(1.2)	96.5	95.3
Japanese yen	(1.2)	64.5	63.3
Other	(20.2)	12.5	(7.7)

At 31 December 2000	(40.1)	834.1	794.0

Sensitivity analysis

The analysis below presents the sensitivity of the fair value of the Group’s financial instruments to selected changes in interest rates and currency exchange rates. The range of changes chosen reflects the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model. The carrying amounts, estimated fair values and sensitivity analysis of the Group’s outstanding financial instruments as at 31 December 2002 are as follows:

			Fair Value Change		Fair Value Change
	Carrying amount	Estimated fair value	+1% movement in interest rates	-1% movement in interest rates	+10% strengthening of sterling	-10% weakening of sterling
	£million	£million	£million	£million	£million	£million
Primary financial instruments held or issued to finance the Group’s operations:
Cash and short-term deposits	(42.5)	(42.5)	—	—	2.7	(3.4)
Short-term borrowings and current portion of long-term debt	14.5	14.5	—	—	(2.1)	2.5
Convertible Bonds	80.0	68.4	—	—	—	—
Long-term borrowings	376.2	460.0	(24.0)	25.8	(45.2)	55.2

	428.2	500.4	(24.0)	25.8	(44.6)	54.3

Interest rate hedges
Swaps	—	(6.2)	(0.3)	0.3	—	—

Interest rate risk sensitivity

The sensitivity analysis above assumes an instantaneous 1% (100 basis points) move in interest rates of all currencies from their levels at 31 December 2002, with all other variables held constant.

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £2.1 million.

Foreign currency risk sensitivity

The sensitivity analysis above assumes an instantaneous 10% change in foreign currency exchange rates against pound sterling from their levels at 31 December 2002, with all other variables (including interest rates) held constant.

The currency mix of debt at the year end was held 69% in US dollars, 16% in Singapore dollars, 11% in Japanese yen and 4% in other currencies.

Market value changes from movements in currency exchange rates in long-term debt, currency swaps and forward foreign exchange contracts hedging overseas investments, along with similar movements in the values of the investments being hedged, are taken through the Group’s statement of total recognised gains and losses in accordance with SSAP 20 and FRS 3.

Market value changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Group’s controls and procedures are fully discussed in Item 6—“Directors, Senior Management and Employees—Internal Control”.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Cookson Group plc has a code of ethics (the “Code of Conduct”) that applies to all employees of the organisation. A copy of the Code of Conduct is available on the Group’s website or may be obtained free of charge upon written request of the Group Secretary, Cookson Group plc, The Adelphi, 1-11 John Adam Street, London WC2N 6HJ, England. The Group has also filed the Code of Conduct as an exhibit to this annual report with the SEC and it is available on the SEC’s website (www.sec.gov). Cookson has not made any amendments to its code of ethics during the year ended 31 December 2002 and has not granted any waivers therefrom.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following audited financial statements and related schedules, together with the report of KPMG Audit Plc thereon are filed as part of this Annual Report:

Independent Auditors’ Report	F-2

Consolidated Profit and Loss Account for the years ended 31 December 2002, 2001 and 2000	F-3

Consolidated Balance Sheets as at 31 December 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the years ended 31 December 2002, 2001 and 2000	F-6

Consolidated Statements of Total Recognised Gains and Losses for the years ended 31 December 2002, 2001 and 2000	F-6

Consolidated Statements of Changes in Shareholders’ Funds for the years ended 31 December 2002, 2001 and 2000	F-7

Notes to the Consolidated Financial Statements	F-8

Schedules for the years ended 31 December 2002, 2001 and 2000

Schedule II Valuation and Qualifying Accounts	F-49

All other schedules have been omitted since they are not required under the applicable instructions or the information is shown in the financial statements.

ITEM 19. EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit Number		Description

1	.1O	Memorandum and Articles of Association of Cookson.

2	.1+	Form of American Depositary Receipt (included in Deposit Agreement).

2	.2+	Form of Deposit Agreement between Cookson, Citibank NA, as depositary, and the holders and beneficial owners of American Depositary Receipts dated 14 September 1998.

4	.1O	Service Agreements of S.L. Howard.

4	.2O	Service Agreements of D.H. Millard.

4	.3O	Service Agreement of R.P. Sharpe.

4	.4O	Service Agreements of G.C. Cozzani.

4	.5+†

Multicurrency Credit Agreement between Cookson as Borrower, various subsidiaries of Cookson as Guarantors, Barclays Bank plc and Citibank NA as Coordinator, Lloyds TSB Capital Markets as Facility Agent and Security Agent and the Banks named therein as Lenders dated 21 December 2001 as amended pursuant to Amendment letters between the Facility Agent and the Borrower dated 4 January 2002, 17 January 2002, 30 January 2002, 14 February 2002 and 28 March 2002.

8	.1O	List of Significant Subsidiaries.

11	.1O	Code of Conduct. A copy of the Code of Conduct can be obtained free of charge by writing to the Group Secretary at Cookson Group plc, The Adelphi, 1-11 John Adam Street, London WC2N 6HJ, England.

12	.1O	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

+	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2001 and is incorporated herein by reference.
†	Confidential treatment was granted. Confidential material was redacted and separately submitted to the Commission.
O	Filed herewith.

APPENDIX: GLOSSARY OF TECHNICAL TERMS

ball grid array (BGA)	A packaging technology in which a device’s external connections are arranged as an array of conducting pads on the base of the package. Small balls of solder are attached to the conducting pads.

blast furnace	A chimney-like furnace used in integrated steel production to smelt iron from iron ore.

chip on board	A process in which unpackaged semiconductors are physically and electrically attached to a circuit board, and are then encapsulated with a “glob” of protective material such as epoxy.

continuous casting

A method of pouring steel directly from the furnace into a billet, bloom or slab directly from its molten form. Avoids the need for large, expensive mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform.

Steel is poured from the ladle into a tundish which stands on top of the continuous caster. As steel carefully flows from the tundish down into the caster’s mould, it solidifies into a ribbon of red-hot steel. At the bottom of the caster, torches cut the continuously flowing steel to form slabs or blooms.

dry film photoresist

A material which is laminated to the copper of a substrate before being photographically exposed. As the film is developed, unexposed areas are washed away then the copper is etched with acid. The exposed photoresist protects the copper underneath it and forms the circuit as the rest of the copper is washed away.

electric arc furnace	A steelmaking furnace which generally uses scrap as 100% of the charge. Heat is supplied from electricity that arcs from graphite electrodes lowered into the metal bath.

etching	The process of selectively removing any material not protected by a resist using an appropriate solvent or acid. In some cases the unwanted material is removed using an electrolytic process.

findings	Jewellery components such as pins, clasps, posts, beads, balls and clips.

flip chip	A generic name for processes in which unpackaged integrated circuits are mounted directly onto a substrate with their component-sides facing the substrate.

FR4

The most commonly used insulating base material for circuit boards. FR4 is made from woven glass fibres bonded together with an epoxy. The board is cured using a combination of temperature and pressure which causes the glass fibres to melt and bond together, thereby giving the board strength and rigidity.

ingot casting

A steel production method in which liquid steel is poured into moulds, where it slowly solidifies. Once the steel is solid, the mould is stripped and the ingots go through a rolling or forging process.

ladle	Vessel used to transfer molten metal from the furnace to the tundish.

laminate	A material constructed from thin layers of copper foil and prepreg which forms the base of a PCB.

metallisation chemistry

Materials used to fill the via connecting holes in a substrate which firstly make the epoxy within the hole conducting and then plate it with copper so that it will connect the inner layers of the circuit.

microvia	A hole with a diameter of 150 microns or less.

mini mill	A steel mill that uses electric arc furnace technology.

monolithics

Refractory mixes in the form of castables, plastics and sprayed refractories used principally as a protective lining for ladles and tundishes. Join-free application reduces heat loss, gas permeability and thermal stress forces.

prepreg	Non-conducting semi-cured layers of FR4 used to separate conducting layers in a multilayer circuit board

printed circuit board	A type of circuit board which has conducting tracks superimposed or “printed” on one or both sides. Also called Printed Wire Board (PWB).

process chemistries	High specialised chemicals used in the manufacture of PCBs. Includes solder masks, final finishes and plated through-hole technologies.

reflow soldering	A surface mount technology process in which the substrate and attached components are passed through a reflow oven, which used infrared radiation or hot air to melt the solder paste.

refractory products

Products which provide a heat and chemical buffer in devices such as steelmaking vessels, furnaces, kilns and ovens, allowing the process to operate at extremely high temperatures without damaging the outer shell. Refractories also protect the installation against damage caused by abrasion, pressure, chemical attack and rapid changes in temperature as well facilitating heat retention, thus allowing the unit to operate more efficiently without major heat loss.

slide gate refractories

Zirconia, high alumina, alumina-zirconia and magnesia refractories for greater pouring accuracy, reduced slag carry over, simpler automation and increased hold times, all contributing to the production of higher quality steel.

solar crucible	A highly specialised crucible used to cast wafer-grade silicon for use in the manufacture of photovoltaic cells.

solder	An alloy of tin and other metals with a comparatively low melting point used to join less fusible metals.

solder mask	A layer applied to the surface of a substrate that prevents solder from sticking to areas that do not need to be soldered.

substrate	Generic name for the base layer of a circuit board.

surface finishing	A layer—typically of tin, silver, gold, tin-lead or polymer—used to coat the copper areas of a substrate which are to be soldered. This must be done because copper does not solder readily.

surface mount technology

A technique for populating circuit boards in which packaged components are mounted directly onto the surface of the substrate. A layer of solder paste is screen printed onto the pads and the components are attached by pushing their leads into the paste. When all of the components have been attached, the solder paste is melted using either reflow soldering or vapor-phase soldering.

through-hole assembly

A technique for assembling circuit boards in which component leads are inserted into plated through-holes. When all of the components have been inserted, they are soldered to the board, usually using a wave soldering technique.

tundish

The shallow refractory-lined basin on top of the continuous caster. It receives the liquid steel from the ladle, prior to the cast, allowing the operator to precisely regulate the flow of metal into the mould.

via	A hole used to connect two or more conducting layers in a substrate. After drilling, a metallisation step is required to file or line the via with conducting material.

wafer	A paper-thin slice cut from a cylindrical crystal of pure semiconductor.

wave soldering

A process used to solder circuit boards populated with through-hole components. A wave generating mechanism maintains a wave of hot, liquid solder travelling back and forth across the surface of a tank. The populated circuit boards are passed over the wave soldering machine on a conveyer belt.

Cookson Group plc and Subsidiaries

All other schedules have been omitted since they are not required under the appliable instructions or the information is shown in the financial statements.

Cookson Group plc and Subsidiaries

Independent Auditors’ Report

To the Board of Directors

of Cookson Group plc

We have audited the consolidated balance sheets of Cookson Group plc and subsidiaries (the “Group”) as at 31 December 2002 and 2001, and the related consolidated profit and loss account and the consolidated statements of changes in shareholders’ funds, cash flows and total recognised gains and losses for each of the years in the three year period ended 31 December 2002. In connection with our audits of the consolidated financial statements, we have also audited the related consolidated financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cookson Group plc and subsidiaries as at 31 December 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended 31 December 2002 in conformity with generally accepted accounting principles in the United Kingdom. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, in 2002 the Group adopted the provisions of Financial Reporting Standard 19 “Deferred Taxation” and, as required by the transitional provisions of that Standard, restated the prior year financial statements to reflect the application of the Standard.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three year period ended 31 December 2002 and shareholders’ equity as at 31 December 2002 and 2001 to the extent summarised in Note 34 to the consolidated financial statements.

/s/ KPMG AUDIT PLC

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

12 May 2003

Cookson Group plc and Subsidiaries

Consolidated Profit and Loss Account

for the year ended 31 December 2002

		2002
	note	Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation (notes 5,6,11)	Total
		£m	£m	£m
Turnover	3,4
Continuing operations		1,721.1	—	1,721.1
Discontinued operations		70.8	—	70.8

Total turnover		1,791.9	—	1,791.9
Share of joint ventures—continuing		(61.0)	—	(61.0)
—discontinued		(1.9)	—	(1.9)

Turnover of Group subsidiaries		1,729.0	—	1,729.0

Operating profit/(loss)	3,4
Continuing operations before goodwill amortisation		46.5	(31.4)	15.1
Goodwill amortisation	11	—	(37.9)	(37.9)

Continuing operations		46.5	(69.3)	(22.8)
Discontinued operations		8.5	—	8.5

Group operating profit/(loss)		55.0	(69.3)	(14.3)
Share of joint ventures—continuing		1.7	—	1.7
—discontinued		0.1	—	0.1

Total operating profit/(loss)		56.8	(69.3)	(12.5)
Net loss on sale of operations	6

(Loss)/profit before goodwill written-back/off		—	(14.5)	(14.5)
Goodwill written-back/off		—	(6.3)	(6.3)

		—	(20.8)	(20.8)
Net (loss)/profit on sale of fixed assets	6	—	(10.9)	(10.9)

Profit/(loss) on ordinary activities before interest		56.8	(101.0)	(44.2)
Interest	7	(52.7)	—	(52.7)

Profit/(loss) on ordinary activities before taxation		4.1	(101.0)	(96.9)
Taxation on (loss)/profit on ordinary activities	8	(1.2)	1.8	0.6

Profit/(loss) on ordinary activities after taxation		2.9	(99.2)	(96.3)
Minority interests	24	(2.1)	—	(2.1)

Profit/(loss) for the year		0.8	(99.2)	(98.4)
Dividends	9	—	—	—

Net profit/(loss) transferred to reserves		0.8	(99.2)	(98.4)

Earnings per share	10
As previously reported—basic
—diluted
As restated —basic		0.1p		(8.7	)p
—diluted		0.1p		(8.7	)p

The accompanying notes are an integral part of these consolidated financial statements.

Cookson Group plc and Subsidiaries

Consolidated Profit and Loss Account

for the years ended 31 December 2001 and 2000

	2001 as restated (note 1)				2000 as restated (note 1)
	Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation (notes 5,6,11)	Total		Before exceptional items and goodwill amortisation	Exceptional items and goodwill amortisation (notes 5,6,11)	Total
	£m	£m	£m		£m	£m	£m
Turnover
Continuing operations	1,929.1	—	1,929.1		2,310.9	—	2,310.9
Discontinued operations	170.3	—	170.3		270.7	—	270.7

Total turnover	2,099.4	—	2,099.4		2,581.6	—	2,581.6
Share of joint ventures—continuing	(81.1)	—	(81.1)		(97.8)	—	(97.8)
—discontinued	(1.9)	—	(1.9)		(1.9)	—	(1.9)

Turnover of Group subsidiaries	2,016.4	—	2,016.4		2,481.9	—	2,481.9

Operating profit/(loss)
Continuing operations before goodwill amortisation	42.2	(31.2)	11.0		217.9	(38.4)	179.5
Goodwill amortisation	—	(38.6)	(38.6)		—	(35.9)	(35.9)

Continuing operations	42.2	(69.8)	(27.6)		217.9	(74.3)	143.6
Discontinued operations	13.5	—	13.5		27.0	—	27.0

Group operating profit/(loss)	55.7	(69.8)	(14.1)		244.9	(74.3)	170.6
Share of joint ventures—continuing	3.4	—	3.4		7.9	—	7.9
—discontinued	—	—	—		—	—	—

Total operating profit/(loss)	59.1	(69.8)	(10.7)		252.8	(74.3)	178.5
Net loss on sale of operations

(Loss)/profit before goodwill written-back/off	—	5.6	5.6		—	30.8	30.8
Goodwill written-back/off	—	(63.2)	(63.2)		—	(31.6)	(31.6)

	—	(57.6)	(57.6)		—	(0.8)	(0.8)
Net (loss)/profit on sale of fixed assets	—	13.3	13.3		—	—	—

Profit/(loss) on ordinary activities before interest	59.1	(114.1)	(55.0)		252.8	(75.1)	177.7
Interest	(52.4)	—	(52.4)		(55.1)	—	(55.1)

Profit/(loss) on ordinary activities before taxation	6.7	(114.1)	(107.4)		197.7	(75.1)	122.6
Taxation on (loss)/profit on ordinary activities	39.4	7.5	46.9		(45.7)	5.9	(39.8)

Profit/(loss) on ordinary activities after taxation	46.1	(106.6)	(60.5)		152.0	(69.2)	82.8
Minority interests	(1.5)	—	(1.5)		(2.0)	—	(2.0)

Profit/(loss) for the year	44.6	(106.6)	(62.0)		150.0	(69.2)	80.8
Dividends	(32.3)	—	(32.3)		(72.2)	—	(72.2)

Net profit/(loss) transferred to reserves	12.3	(106.6)	(94.3)		77.8	(69.2)	8.6

Earnings per share
As previously reported—basic	0.7p		(14.9	)p	20.1p		10.5p
—diluted	0.7p		(14.9	)p	20.0p		10.4p
As restated —basic	6.0p		(8.4	)p	20.3p		10.9p
—diluted	6.0p		(8.4	)p	20.2p		10.9p

Cookson Group plc and Subsidiaries

Consolidated Balance Sheets

as at 31 December 2002 and 2001

	note	2002	2001 as restated (note 1)
		£m	£m
Fixed assets
Goodwill	11	598.3	664.9
Tangible assets	12	407.7	487.2
Investment in joint ventures:

Share of gross assets		52.3	49.9
Share of gross liabilities		(20.1)	(16.4)
Held at cost		—	—
		32.2	33.5
Other investments		37.8	46.3

Total investments	13	70.0	79.8

Total fixed assets		1,076.0	1,231.9
Current assets
Stocks	14	190.1	230.7
Debtors—amounts falling due within one year	15	348.8	379.8
—amounts falling due after more than one year	15	66.8	103.7
Cash and short-term deposits		42.5	23.6

Total current assets		648.2	737.8
Creditors: amounts falling due within one year

Borrowings	17	(14.5)	(17.0)
Other creditors	19	(361.2)	(416.6)

Total current liabilities		(375.7)	(433.6)

Net current assets/(liabilities)		272.5	304.2

Total assets less current liabilities		1,348.5	1,536.1
Creditors: amounts falling due after more than one year
Convertible bonds	16	(80.0)	(80.0)
Borrowings	17	(376.2)	(676.2)
Other creditors	19	(96.4)	(91.6)
Provisions for liabilities and charges	20	(67.8)	(91.2)

		728.1	597.1

Equity capital and reserves
Called up share capital	22	375.4	363.8
Share premium account	22	642.6	377.0
Profit and loss account		(506.6)	(359.6)
Other reserves		205.9	205.9

Total shareholders’ funds		717.3	587.1

Minority interests	24	10.8	10.0

		728.1	597.1

The accompanying notes are an integral part of these consolidated financial statements.

Cookson Group plc and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended 31 December 2002, 2001 and 2000

	note	2002	2001 £m	2000 £m
		£m	£m	£m
Net cash inflow from operating activities		131.6	154.4	276.6
Dividends from joint ventures		2.4	6.2	2.4
Returns on investment and servicing of finance

Interest paid		(56.8)	(62.8)	(51.6)
Interest received		0.7	3.3	1.0
Proceeds from close-out of interest rate swaps	18	10.3	28.2	—

		(45.8)	(31.3)	(50.6)
Taxation		10.8	(21.6)	(33.7)
Capital expenditure

Payments to acquire fixed assets		(43.2)	(68.4)	(91.8)
Receipts from disposal of fixed assets		8.0	34.0	3.4

		(35.2)	(34.4)	(88.4)
Acquisitions and disposals

Net proceeds from disposal of subsidiaries and joint ventures	30	3.8	60.1	99.0
Consideration for acquisition of subsidiaries and joint ventures	30	(14.6)	(19.5)	(426.9)
Other, including additional costs for prior years’ disposals		(17.2)	(5.4)	(7.4)

		(28.0)	35.2	(335.3)
Dividends paid		—	(72.3)	(70.0)

Net cash inflow before financing		35.8	36.2	(299.0)
Management of liquid resources
Increase in short-term deposits		(8.9)	—	—
Financing
Issue of shares		277.2	1.7	1.7
Decrease/(increase) in debt		(294.4)	(27.7)	266.0

Increase in cash during the period		9.7	10.2	(31.3)

Consolidated Statements of Total Recognised Gains and Losses

for the years ended 31 December 2002, 2001 and 2000

	2002	2001 as restated (note 1)	2000 as restated (note 1)
	£m	£m	£m
(Loss)/profit for the year	(98.4)	(62.0)	80.8
Exchange adjustments, including nil (2001: £3.9m charge; 2000: £2.5m charge) relating to UK taxation	(51.6)	1.9	25.5

Total net recognised losses for the year	(150.0)	(60.1)	106.3
Prior year adjustment (see notes 1 and 21)	36.5	(9.1)	(18.4)

Total net recognised losses since last consolidated financial statements	(113.5)	(69.2)	87.9

The accompanying notes are an integral part of these financial statements.

Cookson Group plc and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Funds

for the years ended 31 December 2002, 2001 and 2000

	Share premium account	Other reserves	Profit and loss account	Called up share capital	Total shareholders’ funds
	£m	£m	£m	£m	£m
Balance at 31 December 1999—as previously reported	375.3	205.6	(366.0)	362.6	577.5
Deferred tax prior year adjustment to net gains/losses (see notes 1 and 21)	—	—	(15.7)	—	(15.7)
Deferred tax prior year adjustment to exchange adjustments (see notes 1 and 21)	—	—	(2.7)	—	(2.7)

Balance at 31 December 1999—as restated	375.3	205.6	(384.4)	362.6	559.1
Net gain for the year—as previously reported	—	—	75.5	—	75.5
Net gain for the year—deferred tax restatement (see notes 1 and 21)	—	—	5.3	—	5.3
Ordinary shares’ dividends	—	—	(72.2)	—	(72.2)
Ordinary shares issued, net of expenses	0.8	—	—	0.4	1.2
Goodwill written-back on disposals—as previously reported	—	—	31.6	—	31.6
Goodwill written-back on disposals—deferred tax restatement (notes 1 and 21)	—	—	3.8	—	3.8
Exchange adjustments—as previously reported	—	0.3	25.2	—	25.5
Exchange adjustments—deferred tax restatement (see notes 1 and 21)	—	—	0.2	—	0.2

Balance at 31 December 2000—as restated	376.1	205.9	(315.0)	363.0	630.0
Net loss for the year—as previously reported	—	—	(107.6)	—	(107.6)
Net loss for the year—deferred tax restatement (see notes 1 and 21)	—	—	45.6	—	45.6
Ordinary shares’ dividends	—	—	(32.3)	—	(32.3)
Ordinary shares issued, net of expenses	0.9	—	—	0.8	1.7
Goodwill written-back on disposals	—	—	47.8	—	47.8
Exchange adjustments	—	—	1.9	—	1.9

Balance at 31 December 2001—as restated	377.0	205.9	(359.6)	363.8	587.1
Net loss for the year	—	—	(98.4)	—	(98.4)
New shares issued under rights issue 28 August 2002, net of expenses	265.6	—	—	11.6	277.2
Goodwill written-back on disposals	—	—	3.0	—	3.0
Exchange adjustments	—	—	(51.6)	—	(51.6)

Balance at 31 December 2002	642.6	205.9	(506.6)	375.4	717.3

At 31 December 2002 shareholders’ equity has been reduced by £77.1m (2001: £25.5m as restated; 2000: £27.4m as restated) in respect of cumulative exchange adjustments.

	Ordinary shares of 50p each	Deferred shares of 1p each	Ordinary shares of 1p each	Called up share capital
	m	m	m	£m
Balance at 31 December 1999	725.1	—	—	362.6
Ordinary shares issued, net of expenses	0.9	—	—	0.4

Balance at 31 December 2000	726.0	—	—	363.0
Ordinary shares issued, net of expenses	1.6	—	—	0.8

Balance at 31 December 2001	727.6	—	—	363.8
Share capital reorganisation 6 August 2002	(727.6)	727.6	727.6	—
New shares issued under rights issue 28 August 2002	—	—	1,164.1	11.6

Balance at 31 December 2002	—	727.6	1,891.7	375.4

The accompanying notes are an integral part of these consolidated financial statements.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting policies and critical accounting estimates

Accounting policies

Companies Act 1985

These consolidated financial statements do not comprise “statutory accounts” within the meaning of section 240 of the Companies Act 1985 of the UK insofar as such accounts have to comply with the disclosure and other provisions of the Companies Act 1985 of the UK. Statutory accounts for the three years ended 31 December 2002, on which the auditor has given an unqualified audit report, have been delivered to the Registrar of Companies in the UK.

Accounting convention

The financial statements of Cookson Group plc and its subsidiaries (“Group” or “Cookson”) are prepared under the historical cost convention. The consolidated financial statements of the Group have been prepared in accordance with applicable UK accounting standards. Certain amounts in the consolidated Group profit and loss account and its notes have been reclassified to conform with current generally accepted accounting principles in the UK (“UK GAAP”) financial statement disclosure and a description of each of the new UK accounting standards applicable to the Group in 2002 is given in note 36.

The preparation of these financial statements, in conformity with UK GAAP, and with respect to notes 34 and 35, with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Change in accounting policy

The Group adopted, in 2002, Financial Reporting Standard (“FRS”) 19, “Deferred Taxation”. The adoption of FRS 19 gives rise to a cumulative prior year adjustment, details of which are given in note 21. As required by FRS 19, comparative figures for 2001 and 2000 have been restated.

Up to and including 31 December 2001, in accordance with Statement of Standard Accounting Practice (“SSAP”) 15, provision was made, on the liability basis, for taxation deferred due to the excess of capital allowances over depreciation and other timing differences, only to the extent that such tax may become payable in the foreseeable future. Deferred tax assets were recognised to the extent they were expected to reverse without replacement in the foreseeable future. As a consequence of the adoption of FRS 19, provision for deferred tax liabilities is now made on all timing differences which exist at the balance sheet date and deferred tax assets are recognised to the extent that they are considered to be recoverable.

Basis of consolidation

For the purpose of the preparation of the Group accounts, references made to Group subsidiaries relate to subsidiary undertakings of the Group, as defined by the Companies Act 1989. A joint venture is an undertaking in which the Group has a long-term interest and over which it excercises joint control. The Group accounts consolidate the accounts of the Company, its subsidiaries and include, on the gross equity method, the Group’s share of the net assets and profits or losses of joint ventures. The Group accounts include, from the date of acquisition, the results of subsidiaries and joint ventures acquired during the period. Where appropriate, adjustments are made on consolidation in order that the Group accounts are presented on a consistent basis.

A separate profit and loss account dealing with the results of the Company only has not been presented, as permitted by Section 230 (4) of the Companies Act 1985.

Turnover

Turnover represents the invoice value of goods delivered and services provided to third parties less returns, excluding value added taxes.

Research and development

Such expenditure is charged to the profit and loss account in the year in which it is incurred.

Foreign currencies

Profit and loss accounts of overseas companies are translated at average exchange rates for the year. Assets and liabilities denominated in foreign currencies are translated into sterling at rates prevailing at the balance sheet date. Differences arising from the translation, at closing rates, of the net investment in overseas subsidiaries and joint ventures, less the applicable foreign currency borrowings raised to finance such investments, are taken to reserves. Exchange differences on trading and other items are taken to the profit and loss account.

Fixed asset investments

Shares in Group subsidiaries are stated at cost less any impairment in value. The Group’s joint ventures are incorporated into the Group accounts using the gross equity method of accounting, such that the Group’s share of their profit or loss is included in the Group profit and loss account and, in the Group balance sheet, investments in joint ventures are included at the Group’s share of the net assets of each joint venture. The accounting policies of joint ventures are similar in all material aspects to those of the Company and its subsidiaries.

Tangible fixed assets

Details of the Group’s accounting policies and bases are given in note 12.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 1. Accounting policies and critical accounting estimates, continued

Goodwill

Goodwill arising on consolidation is the amount by which the cost of shares in subsidiaries or joint ventures exceeds the fair value of the Group’s share of their net assets at the date of acquisition.

Goodwill arising after 1997 is capitalised and amortised to nil by equal annual instalments over its estimated useful life of up to 20 years. Should the value of this goodwill become recognised as impaired, an impairment charge would be made against operating profit. Any unamortised goodwill relating to businesses sold or terminated is written-off through the profit and loss account as part of the profit or loss on sale or termination.

Goodwill arising before 1998 was written-off to reserves in the year of acquisition. It remains written-off to reserves even if it is subsequently recognised as having become impaired, in compliance with FRS 10, “Goodwill and Intangible Assets”. Such goodwill relating to businesses sold or terminated, whether recognised as impaired or not, is written-off through the profit and loss account as part of the profit or loss on sale or termination of the business to which it relates.

Further details of goodwill at the year end and movements in the year are given in note 11.

Stocks

All stocks stated in the Group balance sheet are valued at the lower of cost (using the first-in-first-out method) and net realisable value. Cost comprises expenditure directly incurred in purchasing or manufacturing stocks together with, where appropriate, attributable overheads based on normal activity levels. Provision is made for obsolete and slow moving items.

In addition to the stocks recorded in the balance sheet, the Group holds precious metals under consignment arrangements, further details of which are given in note 14.

Financial instruments

The Group uses forward foreign currency contracts and interest rate swaps to manage the exposure to fluctuations in foreign exchange and interest rates. Forward foreign exchange currency contracts are designated as hedges at the inception of the contracts and, as a result, gains and losses on these foreign exchange contracts are offset against the foreign exchange gains and losses on the related underlying assets and liabilities. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end, but the fair value is disclosed in note 18. Interest differentials under the contracts are recognised by accruing the net interest payable as it becomes due. Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to the profit and loss account or balance sheet as appropriate.

Translational hedges of foreign currency investments are taken to reserves. Finance costs associated with debt issuances are charged to the profit and loss account over the life of those instruments.

Deferred taxation

Deferred taxation is recognised in respect of all timing differences that have originated, but not reversed, at the balance sheet date, with the exception that deferred taxation assets are only recognised if it is considered more likely than not that there will be suitable future profits from which the reversal of the underlying timing differences can be deducted. Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Critical accounting estimates

Cookson’s principal accounting policies are set out below. The application of certain of these policies requires assumptions or subjective judgements by management, which are based on past experience and other relevant information. Estimates made by applying these assumptions and judgements can affect both reported annual profit and Group assets and liabilities at the balance sheet date. Actual results may ultimately differ from the estimates.

The following are the critical policies where assumptions and judgements made by management could have a significant impact on the Group’s consolidated financial statements.

Goodwill

It is the Group’s policy that, for goodwill arising from the acquisition of businesses after 1997, such goodwill is capitalised and amortised over periods up to twenty years. Management uses its judgement to determine the extent to which this goodwill has a value that will benefit the performance of the Group over future periods. To assist in the making of this judgement, management carries out an assessment, at least annually, of the carrying value of the Group’s capitalised goodwill, using discounted cash flow forecasts. Changes to the assumptions and discount rates used in making these forecasts could significantly alter management’s assessment of the carrying value of this goodwill. Any change in the asset lives applied to capitalised goodwill would have an impact on Group profit.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 1. Accounting policies and critical accounting estimates, continued

Tangible fixed assets

It is Group policy to depreciate tangible fixed assets, except land, on a straight line basis over their estimated useful lives. This ensures that there is an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the useful life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. Variations in asset lives could impact Group profit through an increase or decrease in the depreciation charge.

Current asset provisions

In the course of normal trading activities, management uses its judgement to establish the net realisable value of various elements of working capital—principally stocks, work-in-progress and accounts receivable. Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties. Provision requirements are based on the facts available to management and are also determined by using percentages, based on past practice, applied to certain aged inventory and receivable categories.

In estimating the collectibility of accounts receivables, judgement is required in assessing their likely realisation, including the current credit-worthiness of each customer and related ageing of the past due balances. Specific accounts are assessed in situations where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy.

Environmental provisions

In certain parts of the business, mainly in the United States, the Group has obligations to carry out environmental clean-ups at former and current production sites. Many of these obligations will not arise for a number of years, and the costs are difficult to predict accurately. Management uses its judgement and experience to provide an appropriate amount for the likely cost of such clean-ups.

Pensions and other post-employment benefits

The Group’s results include costs relating to the obligations associated with the provision of pension and other post-retirement benefits to current and former employees. It is management’s responsibility to set the assumptions used in determining the key elements of the costs of meeting such future obligations. These assumptions are set after consultation with the Group’s actuaries and include those used to determine regular service costs and the financing elements related to the pension plans’ assets and liabilities. Whilst management believes that the assumptions used are appropriate, a change in the assumptions used would affect both Group operating profit and net interest cost.

Deferred taxation

The Group has recognised deferred tax assets in respect of unutilised losses and other timing differences arising in certain of the Group’s businesses, primarily the United States. Account has been taken of future forecasts of taxable profit in arriving at the values at which these assets are recognised. If these forecast profits do not materialise, or there are changes in tax rates or to the period over which the losses or timing differences might be recognised, then the value of the deferred tax asset will need to be revised downwards in a future period.

The Group has losses and other timing differences for which no value has been recognised for deferred tax purposes in these financial statements. These can arise in loss-making subsidiaries where the future economic benefit of these timing differences is uncertain. It can also arise where the timing differences are of such a nature that their value is dependent only on certain types of profit being earned, such as capital profits. If trading or other appropriate profits are earned in future in these companies, the timing differences may yield benefit to the Group in the form of reduced tax charge.

See note 21 for further details of the deferred tax assets which have been recognised in these financial statements.

Note 2. Significant acquisitions, disposals and discontinued operations

2002

During 2002, the Group disposed of certain small, non-core, US-based operations for consideration of £4m, including the Dental Products operations of its Precision Products sector. For the year ended 31 December 2002, these operations had aggregate sales of £8m and contributed nil operating profits.

In January 2003, the Group sold the remainder of its Precision Products sector. These have been classified under FRS 3, “Reporting Financial Performance”, as discontinued operations for these accounts (see note 3).

The Group acquired interests in subsidiary and joint ventures for a total consideration, on a debt-free basis, of £15m, including £4m in respect of prior year acquisitions and £2m for other fixed asset investments.

During 2002, the Group spent £43m gross on capital expenditure. The largest items included investment in Enterprise Resource Planning (ERP) projects within the Ceramics division.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 2. Significant acquisitions, disposals and discontinued operations (continued)

2001

During 2001, the Group disposed of its Plastic Mouldings businesses in four separate transactions for a total consideration of £38m. For the year ended 31 December 2001, the Plastic Mouldings businesses had aggregate sales of £81m and contributed operating profits of £4m.

In March 2001, the Group disposed of its non-core Magnesia Chemicals business for £21m. For the year ended 31 December 2000, the business had sales of £24m and contributed operating profit of £3m.

Including the transactions noted above, during 2001 the Group acquired interests in subsidiary and joint ventures for a total consideration, on a debt-free basis, of £20m, including £15m in respect of prior year acquisitions and £1m for other fixed asset investments. The Group sold interests in subsidiary and joint ventures for a consideration of £60m.

During 2001, the Group spent £68m gross on capital expenditure. The largest items included investment in ERP projects within the Electronics and Ceramics divisions.

2000

In February 2000, the Group disposed of Poly-Flex Circuits Inc (“Polyflex”) for £11m. During 2000, Polyflex had sales of £2m and incurred an operating loss of £1m.

In May 2000, the Group disposed of the businesses of FOCAS and NEPTCO, constituting its Telecommunication Products sector, for a total consideration of £87m. During 2000, the sector had sales of £45m and contributed £6m to operating profits.

In August 2000, the Group completed the acquisition of the laminates division of ACHEM Technology Corporation (“Achem”) for a cash consideration of £62m and deferred consideration of £27m on a debt-free basis. Sales and profit before tax for the period from 1 January 2000 to 31 August 2000 were £36m and nil respectively. Sales and operating loss for the last full financial year before acquisition, ended 31 December 1999, were £50m and £1m respectively.

In the second half of 2000, the Group acquired Excell Manufacturing, Inc (“Excell”) and the jewellery products business of Engelhard-CLAL (“ECLAL”) for a total consideration of £44m. Sales and operating profit for the last full financial year before acquisition, ended 31 December 1999, were £122m and £6m respectively.

Including the transactions noted above, during 2000 the Group acquired interests in subsidiary and joint ventures for a total consideration, on a debt-free basis, of £427m, including £290m in respect of prior year acquisitions and £4m for other fixed asset investments. The Group sold interests in subsidiary and joint ventures for a consideration of £99m.

During 2000, the Group spent £92m gross on capital expenditure. The largest items included investment in ERP projects within the Electronics and Ceramics divisions.

Summary of discontinued operations

Discontinued operations incorporate all businesses disposed of before 12 May 2003 and include:

Company	Date of Sale
Polymetallurgical Corporation *	January 2003
General Metal Finishing Co., Inc. *	January 2003
Wauconda Tool and Engineering Co. Inc. *	January 2003
Matrix, Inc. *	January 2003
Brainin Advance Industries, Inc. *	January 2003
Dental Products *	November 2002
Recreational Products **	December 2001
Materials Handling **	October 2001
EPC, Inc. **	August 2001
Magnesia Chemicals	March 2001
Telecommunications Products	May 2000
Poly-Flex Circuits Inc.	February 2000

*	Entities of the Precision Products sector
**	Divisions of Cookson Plastic Mouldings

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 3. Segmental analyses

In each of the following analyses, the costs and net assets of the Group’s corporate activities have been primarily allocated according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division or by geographic location of operations. The Group’s share of results and net assets of joint ventures are not material in relation to the total amount for the Group and are included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2002 was not material.

The results reported in 2002 as discontinued operations comprise mainly the Dental Products operations of the Group's Precision Products business and certain small, non-core Electronics operations. In addition, the remainder of the Group’s Precision Products business, which was sold in January 2003, has been classified under FRS 3 as discontinued operations for these accounts (see note 23). These discontinued businesses previously formed part of the Group’s ongoing operations and comparatives have been restated. In 2001, the results reported as discontinued operations represent those reported as such in 2002, together with those of the Group’s Plastic Mouldings and Magnesia Chemicals businesses. In 2000, the results reported as discontinued operations represent those reported as such in 2002 and 2001, together with those of the Group's Telecommunication Products sector and Polyflex.

The total amount for net assets included below is arrived at after adding back to Group net assets of £728.1m (2001: £597.1m; 2000: £654.9m), borrowings of £470.7m (2001: £773.2m; 2000: £834.1m) and deducting cash and investments, other than those in joint ventures, of £80.3m (2001: £69.9m; 2000: £91.1m).

	2002				2001 as restated
By business	Turnover	Operating (loss)/profit	Net assets	Period end Group employees No.	Turnover	Operating (loss)/profit	Net assets	Period end Group employees No.
	£m	£m	£m		£m	£m	£m
Electronics	694.0	(14.9)	496.0	5,772	851.5	(14.1)	620.9	6,213
Ceramics	704.6	46.1	480.7	8,593	731.1	40.4	521.6	7,967
Precious Metals	322.5	17.0	126.9	2,342	346.5	19.3	138.6	2,427

Ongoing operations	1,721.1	48.2	1,103.6	16,707	1,929.1	45.6	1,281.1	16,607
Goodwill amortisation	—	(37.9)	—	—	—	(38.6)	—	—
Exceptional items	—	(31.4)	—	—	—	(31.2)	—	—
Continuing operations	1,721.1	(21.1)	1,103.6	16,707	1,929.1	(24.2)	1,281.1	16,607
Discontinued operations	70.8	8.6	14.9	540	170.3	13.5	19.3	625

Total	1,791.9	(12.5)	1,118.5	17,247	2,099.4	(10.7)	1,300.4	17,232

	2000 as restated
By business	Turnover	Operating (loss)/profit	Net assets	Period end Group employees No.
	£m	£m	£m
Electronics	1,306.1	134.6	689.1	8,456
Ceramics	738.4	68.6	497.6	8,902
Precious Metals	266.4	22.6	133.9	2,776

Ongoing operations	2,310.9	225.8	1,320.6	20,134
Goodwill amortisation	—	(35.9)	—	—
Exceptional items	—	(38.4)	—	—

Continuing operations	2,310.9	151.5	1,320.6	20,134
Discontinued operations	270.7	27.0	59.4	1,938

Total	2,581.6	178.5	1,380.0	22,072

Of the goodwill amortisation charge of £37.9m (2001: £38.6m; 2000: £35.9m), £19.9m related to Electronics (2001: £20.3m; 2000: £18.6m), £15.2m to Ceramics (2001: £15.4m; 2000: £15.0m) and £2.8m to Precious Metals (2001: £2.9m, 2000: £2.3m). See note 11 for further details.

Of the total exceptional items of £31.4m (2001: £31.2m; 2000: £38.4m), £25.2m related to Electronics (2001: £25.1m; 2000: £14.9m), £4.3m to Ceramics (2001: £6.1m; 2000: £23.5m) and £1.9m to Precious Metals (2001: nil; 2000: nil).

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 3. Segmental analyses (continued)

The average number of Group employees during 2002 was 17,443 (2001: 19,934; 2000: 21,161), of which 5,973 (2001: 7,161; 2000: 7,948) were in Electronics, 8,448 (2001: 8,569; 2000: 8,694) in Ceramics, 2,381 (2001: 2,607; 2000: 2,746) in Precious Metals and 641 (2001: 1,597; 2000: 1,773) in discontinued operations. Group employee numbers relate to the number of employees of Cookson Group plc and its subsidiaries, but exclude those of joint ventures. Of the average number of employees, 2,117 were employed in the United Kingdom (2001: 2,660; 2000: 3,060). Amounts paid to United Kingdom employees were £62.7m (2001: £72.0m; 2000: £81.3m).

	2002				2001 as restated
	By geographic location of Group operations			By customer location	By geographic location of Group operations			By customer location
	Turnover	Operating profit/(loss)	Net assets	Turnover	Turnover	Operating profit/(loss)	Net assets	Turnover
	£m	£m	£m	£m	£m	£m	£m	£m
Geographical
United Kingdom	178.5	3.5	121.3	136.0	214.0	(3.9)	138.1	162.8
Continental Europe	459.9	17.1	203.7	463.0	533.1	21.5	241.8	550.2
United States	688.3	(22.0)	514.2	602.4	784.2	(20.0)	603.0	692.1
Asia-Pacific	278.7	37.3	211.3	347.1	276.6	36.8	234.5	336.7
Rest of the World	115.7	12.3	53.1	172.6	121.2	11.2	63.7	187.3

Ongoing operations	1,721.1	48.2	1,103.6	1,721.1	1,929.1	45.6	1,281.1	1,929.1
Goodwill amortisation	—	(37.9)	—	—	—	(38.6)	—	—
Exceptional items	—	(31.4)	—	—	—	(31.2)	—	—

Continuing operations	1,721.1	(21.1)	1,103.6	1,721.1	1,929.1	(24.2)	1,281.1	1,929.1
Discontinued operations	70.8	8.6	14.9	70.8	170.3	13.5	19.3	170.3

Total	1,791.9	(12.5)	1,118.5	1,791.9	2,099.4	(10.7)	1,300.4	2,099.4

	2000 as restated
	By geographic location of Group operations			By customer location
	Turnover	Operating profit	Net assets	Turnover
	£m	£m	£m	£m
Geographical
United Kingdom	237.4	4.2	177.3	269.6
Continental Europe	501.3	45.9	208.3	472.3
United States	1,061.2	101.6	642.2	1,052.9
Asia-Pacific	334.0	58.9	228.5	323.5
Rest of the World	177.0	15.2	64.3	192.6

Ongoing operations	2,310.9	225.8	1,320.6	2,310.9
Goodwill amortisation	—	(35.9)	—	—
Exceptional items	—	(38.4)	—	—

Continuing Operations	2,310.9	151.5	1,320.6	2,310.9
Discontinued operations	270.7	27.0	59.4	270.7

Total	2,581.6	178.5	1,380.0	2,581.6

Of the goodwill charge of £37.9m (2001: £38.6m; 2000: £35.9m), £3.6m (2001: £3.6m; 2000: £3.0m) was in the United Kingdom, £4.3m (2001: £4.3m; 2000: £6.6m) in Continental Europe, £22.1m (2001: £23.2m; 2000: £18.0m) in the United States, £6.6m (2001: £6.3m; 2000: £7.3m) in Asia-Pacific and £1.3m (2001: £1.2m; 2000: £1.0m) in the Rest of the World.

Of the exceptional items of £31.4m (2001: £31.2m; 2000: £38.4m), £2.4m (2001: £5.7m; 2000: £19.9m) was in the United Kingdom, £9.7m (2001: £1.3m; 2000: £4.2m) in Continental Europe, £19.1m (2001: £22.8m; 2000: £13.1m) in the United States, £0.2m (2001: nil; 2000: nil) in Asia-Pacific and nil (2001: £1.4m; 2000: £1.2m) in the Rest of the World.

The majority of discontinued operations were located in the United States.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 4. Operating profit

	2002			2001 as restated			2000 as restated
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover of Group subsidiaries	1,660.1	68.9	1,729.0	1,848.0	168.4	2,016.4	2,213.2	268.7	2,481.9
Cost of sales of Group subsidiaries:

Raw materials (manufacturing costs)	(745.4)	(29.5)	(774.9)	(867.8)	(75.8)	(943.6)	(986.7)	(120.5)	(1,107.2)

Margin over materials	914.7	39.4	954.1	980.2	92.6	1,072.8	1,226.5	148.2	1,374.7

Other manufacturing costs	(475.6)	(21.3)	(496.9)	(504.1)	(42.0)	(546.1)	(531.3)	(67.8)	(599.1)

Gross margin	439.1	18.1	457.2	476.1	50.6	526.7	695.2	80.4	775.6

Admin., selling and distribution	(392.6)	(9.6)	(402.2)	(433.9)	(37.1)	(471.0)	(477.3)	(53.4)	(530.7)

Cost of sales of Group subsidiaries:	(1,613.6)	(60.4)	(1,674.0)	(1,805.8)	(154.9)	(1,960.7)	(1,995.3)	(241.7)	(2,237.0)
Operating profit before exceptional items and goodwill amortisation	46.5	8.5	55.0	42.2	13.5	55.7	217.9	27.0	244.9
Goodwill amortisation (manufacturing costs)	(37.9)	—	(37.9)	(38.6)	—	(38.6)	(35.9)	—	(35.9)
Exceptional items (manufacturing costs)	(31.4)	—	(31.4)	(31.2)	—	(31.2)	(38.4)	—	(38.4)

Operating (loss)/profit of Group companies	(22.8)	8.5	(14.3)	(27.6)	13.5	(14.1)	143.6	27.0	170.6
Share of joint ventures	1.7	0.1	1.8	3.4	—	3.4	7.9	—	7.9

Total operating (loss)/profit	(21.1)	8.6	(12.5)	(24.2)	13.5	(10.7)	151.5	27.0	178.5

Cost of sales of Group subsidiaries, including exceptional items and goodwill amortisation was £1,341.1m (2001: £1,559.5m; 2000: £2,311.3m).

The following amounts have been charged/(credited) in arriving at Group operating profit:

	note	2002	2001	2000
		£m	£m	£m
Employment costs:

Wages and salaries		435.0	492.4	524.0
Social security costs		47.8	59.4	62.5
Other pension costs	29	17.8	18.9	20.1

Total employment costs, including Directors’ remuneration of £2.7m (2001: £2.5m; 2000: £4.0m)		500.6	570.7	606.6
Research and development costs		33.0	40.6	41.1
Depreciation of tangible fixed assets	12	59.8	62.7	62.4
Amortisation of goodwill	11	37.9	38.6	35.9
Operating lease charges:

Plant and machinery		9.0	8.8	10.6
Property		11.8	10.4	7.5

Total operating lease charges		20.8	19.2	18.1
Net foreign exchange loss/(gain)		1.9	0.2	(0.3)
Remuneration paid to KPMG Audit Plc:

Audit fees		1.9	1.9	2.1
Non-audit fees – provision of taxation services		1.3	1.6	0.5
– services relating to corporate transactions		0.3	0.8	—
– other		0.1	—	1.6

Total remuneration paid to KPMG Audit Plc		3.6	4.3	4.2

Of the audit fees incurred in 2002, £0.4m (2001: £0.4m; 2000: £0.4m) was in the United Kingdom and £1.5m (2001: £1.5m; 2000: £1.7m) outside the United Kingdom.

Of the non-audit fees incurred in 2002, £0.1m (2001: £1.2m; 2000: £0.2m) was in the United Kingdom and £1.6m (2001: £1.2m; 2000: £0.3m) outside the United Kingdom. In addition, in 2002, fees of £1.4m were incurred in the United Kingdom in connection with assistance provided by KPMG Audit Plc relating to the Company’s rights issue. In compliance with the Companies Act, these costs are set-off against the share premium arising on the rights issue (see note 22).

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 5. Operating exceptional items

	2002	2001	2000
	£m	£m	£m
Group rationalisation programme	31.4	31.2	—
Premier integration	—	—	23.5
Enthone integration	—	—	14.9

Total pre-tax operating exceptional items	31.4	31.2	38.4
Taxation attributable	(1.8)	(3.4)	(3.1)

Total after-tax operating exceptional items	29.6	27.8	35.3

The charges of £31.4m in 2002 and £31.2m in 2001 related to the implementation of rationalisation initiatives aimed at ensuring that the cost base of each of the Group’s major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the exceptional charges, £16.2m represents asset write-downs (2001: £11.0m) the majority of which, together with the plant closures, were in the United States and Continental Europe. In accordance with FRS12, "Provisions, Contingent Liabilities and Contingent Assets", the remaining costs of all these initiatives, currently estimated at £1.9m, will be charged when they become fully committed.

Total cash spend in 2002 in respect of operating exceptional items was £20.2m, leaving aggregate provisions made but unspent in respect of the above operating exceptional items of £14.6m as at 31 December 2002. An analysis of the movements in these provisions is given in note 20.

The respective charges in 2000 relating to the integration programmes of Premier and of Enthone, both of which were acquired in 1999, represented the final provision for these costs. Both integration programmes were completed as at December 2002. A total of £61.3m was charged during the life of these programmes. £13.1m of this related to the write-down of redundant assets, mainly manufacturing sites in Europe, and £48.2m related to the costs of rationalising and closing administration offices and over 15 manufacturing locations in both the United States and Europe.

Note 6. Net loss on sale of operations and fixed assets

Net loss on sale of operations

The sale of non-core businesses in 2002, including the Dental Products operations of the Group's Precision Products businesses and some small Electronics operations, all in the United States, produced a net loss of £20.8m, after goodwill written-off of £6.3m. In January 2003, the Group disposed of the remainder of its Precision Products businesses for consideration of £47.6m, generating a net profit of £1.5m after goodwill written-off of £19.4m. Further details can be found in note 30.

The sale of non-core businesses in 2001, including primarily the Group’s Plastic Mouldings and Magnesia Chemicals businesses in the United States, produced a net loss of £57.6m, after goodwill written-off of £63.2m. The net loss is after restatement following the adoption of FRS 19 (see notes 1 and 21).

The sale of non-core business in 2000, including the Group's Telecommunication Products and Polyflex businesses, produced a net loss of £0.8m, after goodwill written-off of £31.6m.

The taxation credit attributable to the losses in 2002 was nil (2001: nil; 2000: £2.8m).

Net (loss)/profit on sale of fixed assets

The net loss on sale of fixed assets of £10.9m in 2002 (2001: £13.3m net profit; 2000: nil) includes a gain of £2.3m (2001: £13.5m; 2000: nil) arising on the sale of the land and buildings of some of the Group’s United Kingdom sites, for which the total consideration received was £8.0m (2001: £28.4m; 2000: nil). At the time of the disposal, the Group entered into operating leaseback arrangements for certain of these sites, the future lease costs of which are included in note 28. Also included in the total net loss for 2002 is a net charge of £5.4m (2001: nil; 2000: nil) in respect of the write-down of certain fixed assets associated with closed facilities and product lines.

In addition, the Group incurred a charge of £7.8m in respect of its Employee Share Ownership Plan (ESOP), comprising a £3.1m write-off (2001: nil; 2000: nil) of options taken out in respect of ESOP share obligations which are no longer likely to be exercised, together with a provision of £4.7m (2001: £2.9m; 2000: nil) against the carrying cost of the Company's ESOP shares. Further details of the ESOP shares are given in note 13.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 7. Interest

	2002	2001	2000
	£m	£m	£m
Interest payable on loans and overdrafts	43.3	48.8	51.3
Interest payable on convertible bonds	5.6	5.6	5.6
Interest and investment income receivable	(0.7)	(3.3)	(1.0)
Amortisation of prepaid financing costs	4.4	0.8	(1.0)

Net interest payable by Company and its subsidiaries	52.6	51.9	54.9
Group share of net interest payable by joint ventures	0.1	0.5	0.2

Total net interest charge for the year	52.7	52.4	55.1

For further information on the impact on interest costs of the close-out, during the year, of interest rate swaps, refer to note 18(ii).
Note 8. Taxation on profit/(loss) on ordinary activities
	2002	2001 as restated (note 1)	2000 as restated (note 1)
	£m	£m	£m
Income/(loss) before taxes and minority interests:
UK	14.0	59.3	4.9
Overseas	(110.9)	(166.7)	117.7

	(96.9)	(107.4)	122.6

Based on taxable profit for the year:
UK Corporation Tax at 30% (2001: 30%; 2000: 30%)	2.7	1.9	8.1
Double taxation relief	(2.5)	(1.5)	(2.4)

	0.2	0.4	5.7
Overseas taxation	21.5	21.7	28.9
Adjustments to prior years’ provisions (including £16.7m credit relating to UK (2001: £5.2m; 2000: £2.1m))	(52.6)	(7.9)	(4.7)

Current tax	(30.9)	14.2	29.9

UK deferred tax (including £0.4m (2001: £3.6m; 2000: £0.1m) relating to prior year)	0.4	6.7	1.1
Overseas deferred tax (including £29.6m (2001: £18.0m credit; 2000: £0.1m charge) relating to prior year)	29.2	(69.8)	7.2

Deferred tax	29.6	(63.1)	8.3

Taxation attributable to profit/(loss) of the Company and its subsidiaries	(1.3)	(48.9)	38.2
Taxation attributable to Group share of joint ventures	0.7	2.0	1.6

Total taxation (credit)/charge for the year	(0.6)	(46.9)	39.8

Included in the income tax credit for 2002 is the benefit of operating loss carryforwards of £15.7m.
Tax reconciliation
Loss on ordinary activities before taxation	(96.9)	(107.4)	122.6

Tax on total profit/(loss) at 30% (2001: 30%; 2000: 30%)	(29.1)	(32.2)	36.8
Overseas tax rate differences	(7.4)	(21.6)	5.8
Goodwill amortisation	7.6	3.3	5.9
Tax exempt gain on sale and leaseback	(1.2)	(4.0)	—
Intra Group financing (including prior year adjustment £9.3m (2001: nil; 2000: nil))	(21.7)	(5.0)	—
Tax effect of intercompany dividends	5.6	3.6	3.9
Other items not deductible for tax purposes	9.7	2.0	—
Other non-taxable items	—	(8.6)	(1.8)
Deferred tax not recognised (see note 21)	49.6	5.5	(6.2)
Other prior year tax	(13.7)	10.1	(4.6)

Total tax charge/(credit)	(0.6)	(46.9)	39.8

The 2001 and 2000 comparatives have been restated for the impact of FRS 19 (see notes 1 and 21).

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 8. Taxation on profit/(loss) on ordinary activities (continued)

During 2002, the Group favourably resolved significant tax issues affecting its UK and US businesses. Furthermore, the Group decided to utilise US tax losses arising in 2001 by way of reduction or repayment of tax liabilities in the previous five years. These actions gave rise to a net cash refund of £20.1m and a significant adjustment to prior year tax provisions in 2002.

The Group operates in a number of countries, each of which have differing taxes, laws and practice. Changes in any of these areas could, adversely or positively, impact the Group’s tax charge in future.

Continuing losses, or insufficiency of taxable profit to absorb all expenses in any subsidiary, could be expected to have the effect of increasing tax charges in the future, relative to 2002, as no effective tax relief would be available for those losses or expenses.

Other significant factors affecting the current and future tax charge are described in note 1.

Note 9. Dividends

	Dividend per share			Charge for the year
	2002	2001	2000	2002	2001	2000
	p	p	p	£m	£m	£m
Interim paid	—	4.5	4.5	—	32.3	32.2
Final proposed	—	—	5.5	—	—	40.0

Total	—	4.5	10.0	—	32.3	72.2

The Board stated in December 2001 that no cash dividends would be paid in 2002 or until certain financial targets had been achieved.

Note 10. Earnings per share

		Before goodwill amortisation and all exceptional items			Basic			Diluted
		2002	2001 as restated (note 1)	2000 as restated (note 1)	2002	2001 as restated (note 1)	2000 as restated (note 1)	2002	2001 as restated (note 1)	2000 as restated (note 1)
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Profit/(loss) on ordinary activities before interest	56.8	59.1	252.8	(44.2)	(55.0)	177.7	(44.2)	(55.0)	177.7
	Interest	(52.7)	(52.4)	(55.1)	(52.7)	(52.4)	(55.1)	(52.7)	(52.4)	(55.1)
	Taxation on profit/(loss) on ordinary activities	(1.2)	39.4	(45.7)	0.6	46.9	(39.8)	0.6	46.9	(39.8)
	Minority interests	(2.1)	(1.5)	(2.0)	(2.1)	(1.5)	(2.0)	(2.1)	(1.5)	(2.0)

	Earnings	0.8	44.6	150.0	(98.4)	(62.0)	80.8	(98.4)	(62.0)	80.8

	Weighted average number of shares (m)	1,129	740	738	1,129	740	738	1,129	741	742

Earnings per share (p)	—as previously reported	—	0.7	20.1	—	(14.9)	10.5	—	(14.9)	10.4
	—as restated	0.1	6.0	20.3	(8.7)	(8.4)	10.9	(8.7)	(8.4)	10.9

Earnings per share have been calculated using an average of 1,129m ordinary shares in issue during the year, as adjusted for the rights issue in August 2002. The 2001 and 2000 comparatives for earnings per share have been restated using the bonus fraction of 1.024 inherent in the rights issue and for the prior year adjustment detailed in note 1.

The Directors believe that the calculation of earnings per share before goodwill amortisation and excluding all exceptional items, together with the associated tax credit on exceptional items of £1.8m (2001: £7.5m; 2000: £5.9m), gives the most appropriate measure of the underlying earnings of the Group for the year. Using this measure, earnings per share amounted to 0.1p per share in 2002. This compared with the 0.7p per share reported in 2001, before restatement to account for the adoption of FRS 19. After restatement, earnings per share in 2001 amounted to 6.0p.

The shares in Cookson Group plc held by the ESOP (note 13(i)) have been excluded from the weighted average number of shares, as the Trustee of the ESOP has waived its rights to receive dividends on the shares held.

Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. These adjustments gave rise to an increase in the weighted average number of ordinary shares of nil (2001: 1m; 2000: 4m).

Basic earnings per share excluding all exceptional items and associated tax credits were (3.3)p, (2001: 0.8p; 2000: 14.7p) using restated figures.

Basic earnings per share for discontinued operations were 0.6p (2001: 2.5p; 2000: 0.9p).

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 11. Goodwill

	Cost	Amortisation	Total
	£m	£m	£m
At 1 January 2002	754.8	(89.9)	664.9
Exchange adjustments	(45.4)	6.7	(38.7)
Amortisation charge for the year	—	(37.9)	(37.9)
Acquisitions	13.3	—	13.3
Divestments	(3.3)	—	(3.3)

At 31 December 2002	719.4	(121.1)	598.3

Goodwill arising after 1997 is capitalised and amortised over its estimated life of up to 20 years. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounts to £430.6m (2001: £433.6m; 2000: £481.4m).

Of the goodwill arising after 1997, £309.9m related to Electronics, £245.7m to Ceramics and £42.7m to Precious Metals. Of the pre-1998 goodwill, £229.5m related to Electronics, £151.4m to Ceramics and £49.7m to Precious Metals.

In accordance with FRS 11, “Impairment of Fixed Assets and Goodwill”, the Company has carried out a review to determine whether there has been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group’s income generating units have been compared to their recoverable amounts, represented by their “value in use” to the Group. “Value in use” was derived from discounted 10 year cash flow projections, using a growth rate of 3% in the years beyond the projection period, and pre-tax discount rates ranging from 10-15%. The projection period is, in the opinion of the Directors, an appropriate period over which to view the future results of its businesses for this purpose. As a result of the review, no impairment charges relating to fixed assets were required to be recognised in 2002, but £87.8m of goodwill related to the Group’s Equipment sector, which had previously been written-off directly to Group reserves, was determined to have become impaired. In accordance with the Group’s accounting policy, no charge to the profit and loss account arose in respect of this impairment.

There was no tax charge or credit in the year associated with goodwill amortisation (2001: £4.1m credit).

Note 12. Tangible fixed assets

	Freehold properties	Leasehold properties	Plant and machinery	Construction in progress	Total
	£m	£m	£m	£m	£m
Cost
At 1 January 2002	187.8	38.2	630.9	50.5	907.4
Exchange adjustments	(13.7)	(1.7)	(24.8)	(3.8)	(44.0)
Reclassifications	9.8	0.4	34.9	(45.1)	—
Additions	1.7	0.4	24.9	16.2	43.2
Acquisitions	—	0.2	3.2	—	3.4
Disposals	(1.2)	(1.9)	(33.4)	(0.2)	(36.7)
Divestments	(4.7)	(0.5)	(7.5)	(0.1)	(12.8)

At 31 December 2002	179.7	35.1	628.2	17.5	860.5

Depreciation
At 1 January 2002	49.3	6.8	364.1	—	420.2
Exchange adjustments	(4.7)	(0.3)	(12.7)	—	(17.7)
Reclassifications	15.9	2.5	(18.4)	—	—
Charge for the year	5.8	1.6	52.4	—	59.8
Disposals/impairments	(1.9)	—	0.6	—	(1.3)
Divestments	(2.5)	(0.5)	(5.2)	—	(8.2)

At 31 December 2002	61.9	10.1	380.8	—	452.8

Net book value at 31 December 2002	117.8	25.0	247.4	17.5	407.7

Net book value at 31 December 2001	138.5	31.4	266.8	50.5	487.2

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 12. Tangible fixed assets (continued)

No depreciation is provided on freehold land, which represents £22.0m (2001: £25.1m) of the total cost of freehold properties. Depreciation on other tangible fixed assets is charged against profit so as to write-off the original cost of the assets, less estimated residual values, in equal instalments over their remaining operating lives. Operating lives of assets used by Group companies are: for freehold properties, between ten and fifty years; for leasehold properties, the term of the lease; and for plant and machinery between one and fifteen years. Included in plant and machinery are the following operating lives: for motor vehicles, between one and five years; for information technology equipment, between one and five years; and for other plant and machinery, between five and fifteen years.

The net book value of the Group’s tangible fixed assets held under finance leases is not material. Further information on operating lease costs can be found in note 28.

Note 13. Fixed asset investments

	2002	2001
	£m	£m
Investments in joint ventures	32.2	33.5

Own shares held for Employee Share Ownership Plan	2.9	5.8
Other investments	34.9	40.5

Other fixed asset investments	37.8	46.3

Total fixed asset investments	70.0	79.8

Other investments include an investment of £25.8m (2001: £29.7m) made by the Group in a revenue-sharing arrangement with Electric Lightwave, Inc. related to a fibre optic cable network between Portland and Los Angeles in the USA. Cash income of £0.8m was received under the arrangement in 2002 and an equal amount was charged as amortisation. The arrangement includes minimum guaranteed revenues for the Group and protection in the event the minimum guaranteed revenues are not paid.

(i) Own shares held for Employee Share Ownership Plan

	Number of shares	Carrying value
	m	£m
At 1 January 2002	4.5	5.8
Additions due to full take up of rights issue (see note 22)	7.1	1.8
Provision	—	(4.7)

At 31 December 2002	11.6	2.9

The shares included in the table above are ordinary shares of the Company and are held by Cookson Investments (Jersey) Limited as Trustee of the Cookson Group Employee Share Ownership Plan. The purchase of these shares was financed by Cookson Group plc out of borrowings included in the Group and Company balance sheets as at 31 December 2002. The market value of these shares at 31 December 2002 was £2.4m (2001: £4.3m). A provision of £4.7m has been made against the carrying cost of these shares, resulting in them being valued at 25 pence each.

(ii) Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of Cookson Group plc and the countries in which they are incorporated are as follows:

*Cookson America, Inc., USA	*Electroplating Engineers of Japan Ltd, Japan (50%)
Cookson Australia Pty Ltd, Australia	*Fry’s Metals Inc., USA
Cookson Ceramics Ltd, England and Wales	*Polyclad Laminates, Inc., USA
Cookson (Europe) SA, Switzerland	*Speedline Technologies, Inc., USA
*Cookson Fukuda Ltd, England and Wales (50%)	*Stern/Leach Company, USA
*Cookson Investments, Inc., USA	*Stern Metals, Inc, USA
*Cookson Investments Ltd, England and Wales	*Vesuvius Crucible Company, USA
Cookson Singapore Pte Ltd, Singapore	*Vesuvius United States Corporation, USA
Cookson Overseas Ltd, England and Wales	Wilkes-Lucas Ltd, England and Wales

Where marked with an asterisk(*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2002. All the above are wholly-owned, unless otherwise stated. A full list of Group companies will be included in the Company’s Annual Return to the Registrar of Companies.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 14. Stocks

	2002	2001
	£m	£m
Raw materials	88.3	109.4
Work in progress	31.9	39.6
Finished goods	69.9	81.7

Total stocks	190.1	230.7

In addition to the stocks recorded in the balance sheet, the Group held precious metals on consignment terms with a total value at 31 December 2002 of £241.3m (2001: £232.9m). The Group also held precious metals on behalf of customers for processing, the total value of which at 31 December 2002 was £36.3m (2001: £22.6m). At 31 December 2002 metal held under consignment comprised 957,274 ounces of gold, 7,986,651 ounces of silver, 28,778 ounces of platinum and 20,889 ounces of palladium.

The Group’s precious metal fabrication operations utilise significant amounts of precious metals, being primarily gold by value. These metals are predominantly held on consignment under arrangements the terms of which provide, inter alia, that the consignor retains title to the metal and both parties have a right of return over the metal without penalty. The metal which the Group fabricates for its customers may be purchased by the Group from the consignor and sold concurrently to the customer, thereby eliminating the Group’s exposure to the risk of market fluctuations in metal prices. Alternatively, the metal may be consigned or sold directly from the consignor to the Group’s customers, the Group charging customers only for the fabrication process, which also eliminates the Group’s exposure to the risk of market fluctuations in metal prices. As the consignors retain title and associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded in the Group balance sheet.

Note 15. Debtors

	2002	2001 as restated (note 1)
	£m	£m
Amounts falling due within one year:

Gross trade debtors	306.6	331.2
Less: non-returnable proceeds (see below)	(10.3)	(15.8)

Net trade debtors	296.3	315.4
Amounts owed by joint ventures	0.6	1.2
Prepayments	17.8	25.1
Deferred taxes (note 21)	16.3	21.0
Corporate taxes recoverable	—	1.9
Other debtors	17.8	15.2

	348.8	379.8
Amounts falling due after more than one year:

Deferred taxes (note 21)	38.8	73.4
Other debtors	28.0	30.3

	66.8	103.7

Total debtors	415.6	483.5

Under US GAAP, the amounts due after more than one year would be shown as non-current. At 31 December 2002 the provision for doubtful or uncollectable debts was £40.7m (2001: £46.2m).

The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over this pool which, at 31 December 2002, comprised £16.8m (2001: £31.4m) of trade debtors of which the cash received to date is £10.3m (2001: £15.8m). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest and that repayment will not be required from the Group in any other way.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 16. Convertible bonds

In 1994, the Company issued £80.0m 7% convertible bonds. Interest on the bonds is payable semi-annually on 2 November and 2 May. Redemption of the bonds will take place on 2 November 2004, unless the bonds have previously been purchased, redeemed or converted. Redemption may now take place at any time at par at the option of the Company. All bonds purchased by the Company or any Group company must be cancelled. Holders of the bonds may convert them into ordinary shares of the Company at a price of 200p, as adjusted for the rights issues in March 1995 and August 2002, representing a premium at the date of issue of 17.55%, at any time prior to 26 October 2004.

Note 17. Borrowings

	2002	2001
	£m	£m
Amounts falling due within one year:
Loans	12.2	14.4
Bank overdrafts	2.3	2.6

	14.5	17.0
Amounts falling due after more than one year:
Loans	376.2	676.2

Total borrowings	390.7	693.2

Analyses of Group loans and bank overdrafts
	2002	2001
	£m	£m
Loans and overdrafts repayable within five years:
Secured	25.7	285.7
Unsecured—senior loan notes	127.3	17.1
Unsecured—other	10.8	15.7
Loans repayable after five years:
Secured	0.2	0.1
Unsecured—senior loan notes	225.7	373.3
Unsecured—other	1.0	1.3

Total	390.7	693.2

	2002	2001
	£m	£m
On demand, or in one year or less	14.5	17.0
Between one and two years	21.9	1.2
Between two and five years	127.4	300.4
In five years or more	226.9	374.6

Total	390.7	693.2

The Group had committed facilities of £725.1m at 31 December 2002 (2001: £921.6m). The Group’s near-term borrowing requirements have been met by a committed syndicated bank facility of £291.0m (2001: £450.0m) maturing in September 2004, which is partially secured by fixed and floating charges over certain assets of some of the Group’s subsidiaries. Drawings under these facilities at 31 December 2002 were £28.1m (2001: £291.1m). Other Group facilities include the convertible bonds of £80.0m (see note 16) and £354.1m (US$570.0m) of senior loan notes. The senior loan notes, which are held by US investors, are due between May 2005 and May 2012.

Following the completion of the rights issue on 28 August 2002 and the sale of non-core assets, the size of the committed syndicated bank facility was reduced in the year from £450.0m as at 31 December 2001 to £291.0m as at 31 December 2002. After the year end, this facility was further reduced to £250.0m following the completion of the sale of the Group’s Precision Products businesses in January 2003.

Total capitalised costs, including those in respect of the syndicated bank facility and the senior loan notes, which have been treated as a reduction in borrowings in the accounts, were £6.7m at 31 December 2002 (2001: £10.7m). Of the £6.7m of capitalised costs, £1.1m related to the senior loan notes and £5.6m related to the syndicated bank facility.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 18. Financial risk management

In this note, short-term debtors and creditors that meet the definition of a financial asset or liability under FRS 13, “Derivatives and Other Financial Instruments”, have been excluded from all numerical disclosures except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

Fair value is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing rates translated at year end exchange rates.

	At 31 December 2002		At 31 December 2001
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations:
Convertible bonds	80.0	68.4	80.0	73.3
Short-term borrowings and current portion of long-term borrowings	14.5	14.5	17.0	17.0
Long-term portion of long-term borrowings	376.2	460.0	676.2	705.9
Cash	(42.5)	(42.5)	(23.6)	(23.6)

Total net financial instruments	428.2	500.4	749.6	772.6

(ii) Interest rate swap hedging

Deferred income of £22.8m in respect of interest rate swaps closed out was brought forward from 2001 and cash proceeds of £10.3m (2001: £28.2m) were received for swaps closed out in the year. Of the resulting aggregate deferred income of £33.1m, £5.6m (2001: £5.4m) was recognised in the profit and loss as a reduction in interest payable, with the remaining £27.5m to be recognised over the term of the senior loan notes hedged by the swaps. It is expected that £4.9m of income will be recognised by way of a reduction in interest payable in 2003.

(iii) Unrecognised gains and losses on interest rate hedges

Total unrecognised gains at the end of the year were £33.7m (2001: £36.3m). This includes the £27.5m (2001: £22.8m) of deferred income referred to in note (ii) above. Changes in the fair value of instruments used as hedges are not recognised in the Group accounts until the hedged position matures.

(iv) Interest rate exposure of financial assets and liabilities

The interest rate profile of the Group’s financial assets and liabilities, after taking into account the effect of interest rate and currency swaps, is set out in the tables below:

	Financial assets (cash)	Financial liabilities (gross borrowings)
	Floating rate	Fixed rate	Floating rate	Total	Net financial (assets)/ liabilities
	£m	£m	£m	£m	£m
Sterling	(12.0)	5.0	(68.7)	(63.7)	(75.7)
United States Dollar	(23.1)	279.5	93.4	372.9	349.8
Euro	—	—	(2.2)	(2.2)	(2.2)
Singapore Dollar	(6.2)	—	86.4	86.4	80.2
Japanese Yen	(0.9)	—	60.2	60.2	59.3
Other	(0.3)	—	17.1	17.1	16.8

At 31 December 2002	(42.5)	284.5	186.2	470.7	428.2

Sterling	(0.5)	80.0	73.3	153.3	152.8
United States Dollar	(8.7)	345.2	—	345.2	336.5
Euro	(3.4)	171.3	(41.4)	129.9	126.5
Singapore Dollar	(3.9)	74.4	15.4	89.8	85.9
Japanese Yen	(0.7)	47.2	10.5	57.7	57.0
Other	(6.4)	—	(2.7)	(2.7)	(9.1)

At 31 December 2001	(23.6)	718.1	55.1	773.2	749.6

The floating rate cash balances bear interest at the interbank offered rate of the appropriate currency less a margin.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 18. Financial risk management (continued)

(iv) Interest rate exposure of financial assets and liabilities (continued)

The interest rate profile of fixed rate financial liabilities is analysed below:

	2002			2001
	Total fixed rate financial liabilities	Weighted average interest rate of fixed rate liabilities	Weighted average period for which rate is fixed	Total fixed rate financial liabilities	Weighted average interest rate of fixed rate liabilities	Weighted average period for which rate is fixed
	£m	%	years	£m	%	years
Sterling	5.0	7.0	3.2	80.0	7.0	2.8
United States Dollar	279.5	7.0	8.0	345.2	5.9	7.9
Euro	—	—	—	171.3	6.5	0.3
Singapore Dollar	—	—	—	74.4	5.7	1.3
Japanese Yen	—	—	—	47.2	2.6	1.3

Weighted average	284.5	7.0	7.9	718.1	5.9	4.6

The floating rate borrowings bear interest at the interbank offered rate of the appropriate currency plus a margin.

(v) Currency exposure of financial assets and liabilities

The table below shows the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and which therefore give rise to exchange gains and losses in the profit and loss account.

	US dollar	Sterling	Euro	Other	Total
	£m	£m	£m	£m	£m
Functional currency:
United States Dollar	—	0.5	—	5.5	6.0
Sterling	0.5	—	10.7	0.1	11.3
Euro	(1.4)	(1.3)	—	1.1	(1.6)
Other	0.1	(1.1)	(0.3)	0.8	(0.5)

At 31 December 2002	(0.8)	(1.9)	10.4	7.5	15.2

Functional currency:
United States Dollar	—	0.2	(0.3)	4.9	4.8
Sterling	11.1	—	33.0	0.6	44.7
Euro	(2.4)	(0.2)	—	0.1	(2.5)
Other	4.8	(0.8)	(2.1)	0.2	2.1

At 31 December 2001	13.5	(0.8)	30.6	5.8	49.1

(vi) Maturity of financial liabilities

	2002	2001
	£m	£m
On demand, or in one year or less	14.5	17.0
Between one and two years	101.9	1.2
Between two and five years	127.4	380.4
In five years or more	226.9	374.6

At 31 December	470.7	773.2

(vii) Borrowing facilities

Of the total borrowing facilities available to the Group, the undrawn committed facilities available at 31 December 2002 were as follows:

	2002	2001
	£m	£m
Expiring in more than one year but not more than two years	262.9	150.0
Expiring in more than two years but not more than five years	—	8.9

At 31 December	262.9	158.9

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 19. Other creditors

	2002	2001
	£m	£m
Amounts falling due within one year:
Trade creditors	152.5	156.6
Amounts owed to joint ventures	0.3	—
Other taxation and social security	28.0	25.6
Accruals and other creditors	148.4	186.3
Corporate taxes	19.7	45.7
Deferred purchase consideration	12.3	—
Earnouts	—	2.4

	361.2	416.6
Amounts falling due after more than one year:

Deferred purchase consideration	19.6	32.6
Other creditors	76.8	59.0

	96.4	91.6

Total other creditors	457.6	508.2

Creditor payment policy

Each operating company in the Group is responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is Group policy that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions.

Note 20. Provisions for liabilities and charges

	Disposal and closure costs	Rationalisation and integration costs	Post- employment benefits other than pensions	Deferred taxation (note 21)	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2002—as previously reported	13.1	19.6	30.8	—	13.9	77.4
Prior year adjustment (see note 21)	—	—	—	13.8	—	13.8

At 1 January 2002—as restated	13.1	19.6	30.8	13.8	13.9	91.2
Exchange adjustments	(0.8)	(0.9)	(1.7)	(0.1)	(1.1)	(4.6)
Reclassifications	—	0.4	(2.6)	—	2.2	—
Transfers	—	0.5	0.5	—	0.2	1.2
Charge/(credit) to profit and loss account	1.4	31.4	1.6	(4.6)	0.8	30.6
Expenditure during the year	(7.0)	(20.2)	(1.7)	—	(2.1)	(31.0)
Asset write-offs	—	(16.2)	—	—	(5.7)	(21.9)
Disposals	0.8	—	—	—	1.5	2.3

At 31 December 2002	7.5	14.6	26.9	9.1	9.7	67.8

The provisions for disposal and closure costs include current best estimates of the costs to be incurred both in the fulfilment of obligations undertaken in connection with business disposals and those involved in the demolition and clean-up of closed sites. The majority of the amounts provided for such events is expected to be utilised over the next two years and the underlying estimates of costs are regularly updated to reflect changed circumstances with regard to individual transactions or projects.

The provisions for rationalisation and integration costs are used to manage the costs of all of the Group’s operating exceptional initiatives. The balance of £14.6m at 31 December 2002 related mainly to future cash expenditure on rationalisation initiatives commenced in 2002.

The Group has certain legacy obligations relating to post-employment benefits, notably healthcare. The costs of providing these benefits are unfunded with the charge to the profit and loss account being based on independent actuarial valuations, using the projected unit method, calculated so as to spread the costs of providing these benefits over the average remaining service life of the active beneficiaries.

The amount shown in respect of “Other” provisions comprises of a number of individual items none of which are individually material in a Group context.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 21. Deferred tax

As restated (note 1)
£m
At 1 January 2002—as previously reported	44.1
Prior year adjustment (see below)	36.5

At 1 January 2002—as restated	80.6
Amount charged to profit and loss account	(29.6)
Acquisitions/disposals	(0.1)
Exchange movements	(5.2)
Transfers	0.3

At 31 December 2002	46.0

The adoption of FRS 19 (see note 1) has resulted in a prior year adjustment of £36.5m credit in the Group’s reserves as at 1 January 2002.

The analysis of the net deferred tax position is as follows:

	2002	2001 as restated (note 1)
	£m	£m
Excess of capital allowances over depreciation	(12.4)	(26.8)
Losses available for relief	27.6	47.6
Unrelieved interest	30.1	28.0
Pensions	1.2	2.7
Goodwill	(36.7)	(39.8)
Provisions for liabilities and charges	18.9	40.1
Other	17.3	28.8

Total net deferred tax asset	46.0	80.6

Included in:
Provisions (note 20)	(9.1)	(13.8)
Debtors (note 15)	55.1	94.4

Total net deferred tax asset	46.0	80.6

Other deferred tax assets of £79.7m (2001: £84.4m) relating to capital losses, £50.2m (2001: £9.7m) relating to operating losses, £23.9m (2001: £5.2m) relating to unrelieved interest and £42.3m (2001: £20.3m) relating to other timing differences have not been recognised in the above analysis on the basis that their future economic benefit is uncertain (see notes 1 and 8).

Note 22. Share capital

(a) Equity called up share capital

	2002	2001
	£m	£m
Authorised:
1,100.0m existing ordinary shares of 50p each	—	550.0
19,349.6m ordinary shares of 1p each	193.5	—
727.6m deferred shares of 49p each	356.5	—

At 31 December	550.0	550.0

Issued and fully paid:
727.6m existing ordinary shares of 50p each	—	363.8
1,891.7m ordinary shares of 1p each	18.9	—
727.6m deferred shares of 49p each	356.5	—

At 31 December	375.4	363.8

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 22. Share capital (continued)

Movements in the issued share capital of the Company during the year were as follows:

	Deferred shares		Ordinary shares
	m	£m	m	£m
In issue at 1 January 2002—existing ordinary shares of 50p each	—	—	727.6	363.8
Share capital reorganisation 6 August 2002	727.6	356.5	—	(356.5)

In issue at 6 August 2002—deferred shares of 49p each/ordinary shares of 1p each	727.6	356.5	727.6	7.3
New shares issued under rights issue 28 August 2002	—	—	1,164.1	11.6

In issue at 31 December 2002	727.6	356.5	1,891.7	18.9

Ordinary shareholders of the Company on the register at the close of business on 1 August 2002 were offered, by way of a rights issue, 1,164.1m new ordinary shares on the basis of eight new ordinary shares of 1p each for every five ordinary shares of 50p each they held. These shares were fully subscribed, resulting in a total proceeds on issue of £277.2m net of expenses. Under the rules of the Company’s share option schemes and following Inland Revenue approval, adjustments were made to the option price and to the number of ordinary shares under option for all options outstanding as at the date of the rights issue.

Prior to the rights issue, the nominal value of 50p of each existing ordinary share exceeded the proposed issue price of 25p of each new share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the rights issue, the existing shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 1p and one deferred share of 49p. This resulted in 727.6m ordinary shares and 727.6m deferred shares being created under a share capital reorganisation.

After the rights issue, as at 31 December 2002, the Company’s issued equity share capital amounted to £375.4m and comprised 1,891.7m ordinary shares of 1p with an aggregate nominal value of £18.9m and 727.6m deferred shares of 49p with an aggregate nominal value of £356.5m.

Each ordinary share of 1p has the same rights (including voting and dividend rights and rights on a return of capital) as each ordinary share of 50p did prior to the share capital reorganisation. The rights attached to the deferred shares, which are not listed, renders them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course. The share capital reorganisation did not affect the Company’s or the Group’s net assets.

Options exercisable over ordinary shares capable of being satisfied through new allotments of shares or through shares held by the Company’s ESOP at 31 December 2002 were as follows:

Type of scheme	Years of grant	Option prices (p)	Latest years of exercise	Number of options outstanding (m)
Executive Option Schemes	1993 - 2002	25.0 - 297.9	2003 - 2012	98.8
Savings related option schemes	1997 - 2002	25.0 - 197.3	2003 - 2008	12.2
US Stock Purchase Plan	2001 - 2002	25.0 - 48.0	2003 - 2004	6.4

(b) Share premium account

At 31 December 2002 the share premium account amounted to £642.6m (2001: £377.0m). The £265.6m increase in this account in the year related to the issue of 1,164.1m ordinary shares at a premium of 24p per share by way of a rights issue on 28 August 2002.

(c) Executive share option schemes

The Group operates four share option schemes for some 300 of the Group’s most senior staff. Executive Directors also participate in these schemes. The ordinary shares allotted under the schemes are issued under the same terms as existing ordinary shares at the market price of the ordinary shares at the time of grant. Normally, the options may only be exercised between three and ten years after the date they were granted. Options may not be transferred or assigned to other persons.

For the period 1995-1996, options were only granted if the growth in earnings per share, before exceptional items and goodwill amortisation (“EPS”), of the Group in the twelve month period preceding the grant matched the average EPS growth of companies in the FTSE 350 during the same period or was at least 10%, whichever was higher. In addition, options can only be exercised if the growth in EPS of the Group for a consecutive three year period has been at least equal to the Retail Price Index (RPI) plus 2%, as amended in March 2000.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 22. Share capital (continued)

(c) Executive share option schemes (continued)

For 1997 to 1999, options were granted without the 1995-1996 pre-grant hurdle. However, they can only be exercised if the higher target of EPS growth of RPI plus 3% is met.

For 1998 and 1999, options were granted under the Cookson Group Approved Executive Share Option Scheme (1992) and the Cookson Group Executive Share Option Scheme (Unapproved) (1992).

For 2000, options were granted under either the Cookson UK Executive Share Option Scheme (1995) or the Cookson Overseas Executive Share Option Scheme (1995). Normally, options may only be exercised if the growth in EPS has been at least equal to the increase in RPI plus 3% annually, for a consecutive three year period.

For 2001 and 2002, options were granted under the Cookson UK Executive Share Option Scheme (1995) or the Cookson Overseas Executive Share Option Scheme (1995) and also under the Cookson Group Approved Executive Share Option Scheme (1992) and the Cookson Group Executive Share Option Scheme (Unapproved) (1992).

(i)	Transactions during the three years ended 31 December 2002 under the 1984 Executive Share Option Scheme, 1986 Overseas Share Options Scheme, Cookson UK Executive Share Option Scheme (1995) and the Cookson Executive Share Option Scheme (1995) were as follows:

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2000	15,279,191	184.9
Granted	8,546,612	190.0
Exercised	(560,495)	134.3
Cancelled/lapsed	(2,762,793)	236.2

Balance outstanding at 1 January 2001	20,502,515	214.2
Granted	6,259,429	131.5
Exercised	(174,546)	113.5
Cancelled/lapsed	(2,437,926)	204.9

Balance outstanding at 1 January 2002	24,149,472	197.1
Granted	37,695,347	25.2
Cancelled/lapsed	(1,803,529)	177.6
Rights issue adjustment	560,018	191.2

Balance outstanding at 31 December 2002	60,601,308	88.9

Options outstanding at 31 December 2002 become exercisable at various dates but in any event by March 2012 at the latest. Under these executive schemes there were 6,233,742 options capable of exercise at 31 December 2002 (2001: 4,765,042; 2000: 5,452,186).

(ii)	In November 1992, the Group established the Cookson Group Executive Share Option Scheme (Unapproved) (1992) and the Cookson Group Approved Executive Share Option Scheme (1992) which operate through an Employee Share Ownership Plan (ESOP). The ESOP is a discretionary trust that purchases Cookson shares in the open market and holds them for the benefit of eligible employees. As a result, the scheme does not give rise to the issue of any new shares. The share purchases made by the trustees of the ESOP are funded by interest-free loans from the Group, which are repaid upon exercise of the options. There were no dividends declared by the Group in 2002 for the Trustee to waive.

Total advances of £12.1m had been made to the trustee of the Cookson ESOP as at 31 December 2002 (2001: £10.3m). The administrative costs of the ESOP are borne by the Group.

The market value of these shares at 31 December 2002 was £2.4m (2001: £4.3m). A provision of £4.7m has been made against the carrying value of these shares, resulting in them being valued at 25 pence each.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 22. Share capital (continued)

(c) Executive share option schemes (continued)

(iii)	Transactions during the three years ended 31 December 2002 for shares to be provided by the ESOP were as follows:

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2000	20,328,567	209.1
Granted	860,517	186.1
Exercised	(114,896)	133.9
Cancelled/lapsed	(775,123)	233.0

Balance outstanding at 1 January 2001	20,299,065	207.3
Granted	9,425,186	119.1
Cancelled/lapsed	(1,366,867)	230.1

Balance outstanding at 1 January 2002	28,357,384	176.8
Granted	11,780,458	64.9
Cancelled/lapsed	(2,836,773)	168.7
Rights issue adjustment	910,359	143.9

Balance outstanding at 31 December 2002	38,211,428	143.4

Options outstanding at 31 December 2002 become exercisable at various dates but in any event by September 2012 at the latest. Under these executive schemes there were 2,967,867 options capable of exercise at 31 December 2002 (2001: 2,706,506; 2000: 2,948,806).

(d) Savings-related option schemes

The Group operates three savings-related option schemes which provide a long-term savings and investment opportunity for employees. The schemes are open to all permanent UK employees (full or part-time) and certain overseas employees. Options granted under the current schemes are exercisable during the six month period following the third or fifth anniversary of their grant depending on the savings contract entered into by the employee. The exercise price is normally equivalent to not less than 80 per cent of the market value of the shares at the time of the grant.

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2000	3,851,003	133.5
Granted	837,581	188.0
Exercised	(218,175)	134.9
Cancelled/lapsed	(838,040)	116.6

Balance outstanding at 1 January 2001	3,632,369	150.0
Granted	5,205,942	56.0
Exercised	(49,447)	112.5
Cancelled/lapsed	(1,367,509)	148.0

Balance outstanding at 1 January 2002	7,421,355	79.6
Granted	8,949,409	25.0
Exercised	(250)	54.7
Cancelled/lapsed	(4,247,177)	80.9
Rights issue adjustment	126,683	72.7

Balance outstanding at 31 December 2002	12,250,020	38.1

Options outstanding at 31 December 2002 are exercisable at the latest by May 2008. Under the savings-related schemes, there were 239,218 options capable of exercise at 31 December 2002 (2001: 567,149; 2000: 35,143).

In addition to the options shown in the table above, on 18 May 1994 shareholders approved the introduction of the Cookson Group US Stock Purchase Plan 1994, a savings-related share option scheme for the Group’s employees in the United States. At 31 December 2002, options were outstanding in respect of 6,352,440 ordinary shares. This comprised 2,240,665 options granted in 2001 at a price of 48.0p and exercisable in January 2003 and 4,111,775 options granted in 2002 at a price of 25.0p exercisable in January 2004.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 23. Post balance sheet event

Following the sale, in 2002, of the Dental Products operations of the Group’s Precision Products sector, in January 2003, the Group completed the disposal of the remainder of that sector’s operations. The consideration for the 2003 transaction was £47.6m ($76.4m), of which £45.4m was in cash and £2.2m in the form of a subordinated note repayable in eight years. The disposal resulted in a profit of £1.5m, after charging £19.4m in respect of goodwill. In 2002, the Precision Products operations sold in 2003 achieved sales of £62.6m and operating profits of £8.6m.

Information in respect of the operations sold in 2002 and 2003 has been included in the Group’s accounts as discontinued operations for 2002, 2001 and 2000.

Note 24. Minority interests

	2002	2001
	£m	£m
At 1 January	10.0	6.7
Exchange adjustments	(0.1)	0.2
Minority shareholders’ share of current year Group profit	2.1	1.5
Dividends paid/other	(1.2)	(0.5)
Disposal of minority interest in Group subsidiaries	—	2.1

At 31 December	10.8	10.0

Minority interests in the Group balance sheet represent the interests of outside shareholders in the equity share capital and reserves of Group subsidiaries.

Note 25. Commitments for capital expenditure

Commitments for capital expenditure which have been contracted for, but which are not provided for in the Group accounts, amounted to £7.5m (2001: £2.7m).

Note 26. Contingencies and guarantees

The Group has given guarantees in respect of bank borrowings of joint ventures amounting to £0.9m at 31 December 2002 (2001: £1.8m).

Guarantees given by the Company in respect of bank borrowings of subsidiary undertakings amounted to £97.9m at 31 December 2002 (2001: £109.8m).

In addition, the Company has, on behalf of the Group, given guarantees to its precious metals consignors amounting to £241.3m (2001: £232.9m), representing the total value of precious metals held on consignment terms at 31 December 2002. Further details of these consignment arrangements are given in note 14.

The Group has given guarantees to certain US state authorities pursuant to environmental laws and regulations that it will honour its obligations to take action to correct the adverse affects on the environment of certain of its current or former businesses or of releases of hazardous substances by the Group or other parties. The cost of such remediation is difficult to estimate, however it is Group policy to provide for such costs once their crystallisation is considered probable. Management believe that, after taking into account such provisions and the Group’s insurance arrangements, the cost of honouring these guarantees is unlikely to have a material adverse effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which it has given to other parties in these transactions certain indemnities, warranties and guarantees. The maximum potential amount of future undiscounted payments under Cookson’s indemnities, warranties and guarantees, as defined by Financial Accounting Standards Board Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), in connection with these disposals and which remain outstanding, amounted to £149.5m at 31 December 2002. Since the completion of the transactions concerned, the number of grounds on which a claim can be brought under these indemities, warranties and guarantees has and continues to diminish. In the past, claims against the Group arising from indemnities, warranties and guarantees given in relation to these disposals have not been material. In addition, the enviromental remediation warranties relating to certain transactions have no time limits and/or monetary caps attached to potential future claims.

The Group continues to monitor and assess its environmental remediation exposure. Management believes that the likelihood of payment under such warranties is remote and will not have a material adverse effect on the Group’s financial condition or results of operations.

Cookson has extensive international operations and several companies within the Group are parties to legal proceedings, certain of which proceedings are insured claims arising in the ordinary course of the operations of the Group company involved and, while the outcome of litigation can never be predicted with certainty, having regard to legal advice received and the Group’s insurance arrangements, management believes that none of these matters will, either individually or in the aggregate, have a material adverse effect on the Group’s financial condition or results of operations.

Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Two of the Group’s subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the total amount paid, including costs, in relation to this litigation has not been material to the Group’s financial position or results of operations.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 26. Contingencies and guarantees (continued)

Product warranty

Provision is made to cover the costs associated with honouring warranty claims in respect of defective or out-of-specification products. The level of provisioning is estimated based on an assessment of future claims with reference to past experience.

Movements in the Group’s product warranty provisions during the year were as follows:

£m
At 1 January 2002	3.5
Expenditure during the year	(1.3)
Charged to profit and loss account	0.7

At 31 December 2002	2.9

Note 27. Corporate donations

Donations in the UK for charitable purposes, including donations to universities, totalled £0.1m in 2002 (2001: £0.1m). Charitable donations throughout the Group in 2002 totalled £0.2m (2001: £0.2m). In accordance with Group policy, no donations were made to political parties in either 2002 or 2001.

Note 28. Group operating lease obligations

Annual committments under non-cancellable operating leases amount to £22.6m (2001: £22.3m), as shown in the following table.

	Land and buildings	Plant and machinery	Other	Total
	£m	£m	£m	£m
Under leases expiring:
Within one year	1.6	0.2	0.9	2.7
2 - 5 years	7.7	3.1	3.9	14.7
Over 5 years	5.2	–	–	5.2

Annual commitments at 31 December 2002	14.5	3.3	4.8	22.6

Under leases expiring:
Within one year	2.2	0.6	1.4	4.2
2 - 5 years	5.0	1.9	5.4	12.3
Over 5 years	5.1	0.6	0.1	5.8

Annual commitments at 31 December 2001	12.3	3.1	6.9	22.3

The Group’s future obligations under non-cancellable operating leases at 31 December 2002 are:

£m
2003	22.6
2004	19.2
2005	15.9
2006	11.9
2007	11.1
Thereafter	98.1

The net book value of the Group’s tangible fixed assets held under finance leases is immaterial.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 29. Pension and other post-employment costs

Pension plans

The Group operates a number of pension plans around the world. Pension costs are charged to the profit and loss account in accordance with SSAP 24 and the pension obligations are therefore recognised over the period of active members’ service. The principal defined benefit pension plans operated by the Group are the plans in the United Kingdom and the United States, the assets of which are held in trustee administered funds. The majority of plans elsewhere in the Group are defined contribution plans, funding payments in respect of which costs are charged against profit as they fall due.

Independent valuations of the Group’s principal plans are carried out, for SSAP 24 purposes, by qualified actuaries every three years for the United Kingdom and annually for the United States. The actuarial assumptions and methods used in these valuations are compatible and are selected so as to lead to the actuaries’ best estimate of the cost to the Group of providing the pension benefits promised under each plan. The latest such valuations were as at 31 December 2000 for the United Kingdom and 31 December 2002 for the United States, which showed the market values of the assets to be £218.1m and £59.4m, respectively. The actuarial value of the assets at those dates represented 110% of accrued benefits (using the projected unit method of valuation) in the United Kingdom and 56% in the United States. The resulting actuarial surplus and the balance sheet accrual is being amortised over the average remaining service life of the active pension plan members. The Group balance sheet for 2002 includes a net accrual of £19.1m (2001: £5.9m), representing the accumulated total amounts expensed by the Group in excess of the amounts funded.

Under the funding policy adopted for the Group’s United Kingdom plan, the Company’s contribution levels are normally based upon triennial valuations carried out by independant qualified actuaries. The Company’s contributions for 2001 and 2002, which have used actuarial assumptions that are more conservative than those necessary to satisfy SSAP 24 requirements, were based upon the last valuation of the Group’s United Kingdom plan carried out at 31 December 2000. Since then, the fall in equity markets during 2001 and 2002 has resulted in a deterioration in the plan’s funding levels. The Company has therefore agreed, in consultation with the plan’s Trustees, to increase its contributions to the plan for 2003 in advance of the completion of the next triennial valuation which is due as at 31 December 2003. This increase, which will amount to £5.0m for 2003, takes into account both the current funding deficit and the long-term nature of the funding of the plan. The Group’s contribution rate and the funding of the plan will be reviewed again with effect from 1 January 2004, once the results of the next full valuation are available.

Under the funding policy adopted for the Group’s US plans, the Group’s contribution levels are normally based upon annual valuations carried out by independant qualified actuaries and are governed by United States funding regulations. As with the United Kingdom Plan, the fall in equity markets during 2001 and 2002 has resulted in a deterioration in the funding levels of the Group’s United States plans. As a consequence of this position, based on provisional valuation estimates of the plans as at the end of 2002, Group contributions to its United States plans will increase by some £1.9m in 2003.

The principal actuarial assumptions used in arriving at the latest full valuations for the Group’s United Kingdom and United States defined benefit plans were:

	UK			USA
	Funding basis		SSAP 24 basis	Funding basis	SSAP 24 basis
	%		%	%	%
Average annual investment returns	6.1	*	6.1	—	7.5
Increase in pensionable remuneration	4.0		4.0	—	4.5
Increase in pensions in payment	2.5		2.5	—	—

*	5.1% for past service post-retirement benefits.

Costs charged through the Group’s profit and loss account in respect of pensions are as follows:

	2002	2001	2000
	£m	£m	£m
Regular cost for UK and USA defined benefit plans	8.7	9.2	6.9
Actuarial variation and interest (credit)/charge for UK and USA defined benefit plans	(0.2)	(1.3)	1.9

Total costs relating to UK and USA defined benefit plans	8.5	7.9	8.8
Costs of other pension plans	9.3	11.0	11.3

Total pension costs	17.8	18.9	20.1

Post-employment plans, other than pensions

The Group has certain legacy obligations relating to post-employment benefits, notably healthcare, mainly in the United States. The costs of providing these benefits are unfunded with the charge to the profit and loss account being based on the independant actuarial valuations, using the projected unit method, calculated so as to spread the costs of providing these benefits over the average remaining service life of the active beneficiaries. A provision is held in the Group balance sheet (see note 20) for the full liability relating to these obligations based on actuarial valuations which satisfy the current requirements of United Kingdom Generally Accepted Accounting Practice.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 29. Pension and other post-employment costs (continued)

Disclosure requirements of FRS 17, “Retirement Benefits”

During the transitional period prior to its full implementation, FRS 17 requires additional disclosures relating to its defined benefit pension and other post-employment obligations. The information required to be disclosed is shown below and is based on the most recent actuarial valuations of the Group’s principal plans, updated as appropriate by independant qualified actuaries and as required by FRS 17, in order to assess the liabilities of the plans at 31 December 2002. Plan assets are stated at their market values at 31 December 2002.

Valuation assumptions

The financial assumptions used to calculate pension liabilities under FRS 17 for each of the Group’s United Kingdom and United States defined benefit plans are:

		UK plan	USA plan
		%	%
Discount rate		5.50	6.75
Inflation rate		2.30	2.50
Rate of pension increases (UK); flat dollar benefit increases (USA)		2.40	—
Rate of salary increases		3.80	4.00
Long-term rate of return	— Equities	8.00	8.50
	— Bonds	4.50	6.25

The financial assumptions used to calculate post-employment liabilities other than pensions under FRS 17 for each of the Group’s UK and US defined benefit plans are:

		UK plan	USA plan
		%	%
Discount rate		6.00	6.75
Healthcare cost trend rate	— average	4.25	5.00
	— 2002 rate	6.25	10.00

Net valuation summary

The assets of the Group’s defined benefit pension plans, together with their estimated accounting deficit arising under FRS 17 calculation methodology are shown in the following table, together with the valuation of the Group’s post-retirement employment obligations:

	Group post-employment benefit plans
Defined benefit pension plans	UK	USA	Total
	£m	£m	£m
Equities	95.2	35.9	131.1
Bonds	56.5	23.5	80.0

Market value of assets	151.7	59.4	211.1
Present value of plan liabilities—UK/USA	(218.5)	(105.6)	(324.1)

Deficit in ROW plans			(10.6)

Gross valuation deficit of defined benefit pension plans			(123.6)
Net accruals held in Group balance sheet			19.1

Unaccrued valuation deficit of defined benefit pension plans			(104.5)
Notional deferred tax in respect of valuation deficit*			31.3

Net valuation deficit of defined benefit pension plans			(73.2)

Post-employment benefit (healthcare) plans
Present value of plan liabilities			(30.3)
Net accruals held in Group balance sheet			26.9
Unaccrued valuation deficit of post-employment benefit plans			(3.4)
Notional deferred tax in respect of valuation deficit*			1.0

Net valuation deficit of Group post-employment benefit plans—FRS 17 basis, net of existing SSAP 24 accruals			(75.6)

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 29. Pension and other post-employment costs (continued)

Net valuation summary (continued)

*	In the previous table, deferred taxation at a notional rate of 30% has been applied to the valuation deficits which are not currently accrued for in the Group accounts. The actual rate at which deferred tax will be applied to any valuation deficits or surpluses which exist when FRS 17 is fully implemented will depend on the Group’s deferred tax position at that time. In calculating that rate management will have regard to the then projected future profitability of its businesses, including projected costs associated with its pension and other post-employment obligations, and the impact which those projections will have on the Group’s ability to recover any deferred tax assets which exist when FRS 17 is implemented.

As set out in note 8, at 31 December 2002 the Group had deferred tax assets unrecognised based on a five year projection of the Group’s profitability. The Group’s current pension and other post-employment liabilities will be recognised over approximately the next twelve years. Therefore, on full implementation of FRS 17, a longer-term projection of Group profitability than that currently used will need to be considered in order to fully assess the deferred tax consequences of FRS 17 valuation results.

The movement, during 2002, on the gross valuation deficit of defined benefit pension plans and the present value of other post-employment benefit plan liabilities, is as follows:

	Pension plans	Unfunded post- employment plans	Total
	£m	£m	£m
Deficit/liability at beginning of year	(48.6)	(28.0)	(76.6)
Current service cost	(10.6)	(0.1)	(10.7)
Employer contributions	9.4	1.7	11.1
Curtailment/settlement costs	1.0	—	1.0
Other finance income/(costs)	0.4	(1.5)	(1.1)
Actuarial loss recognised in STRGL (see below)	(76.1)	(4.3)	(80.4)
Exchange adjustments	0.9	1.9	2.8

Deficit/liability at end of year	(123.6)	(30.3)	(153.9)

Proforma impact of FRS 17 valuation results on 2002 financial statements

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the year to 31 December 2002.

	Pension plans	Unfunded post- employment plans	Total
	£m	£m	£m
Profit and loss account
Current service cost	(10.6)	(0.1)	(10.7)
Curtailment/settlement cost	1.0	—	1.0

Total charge against operating profit	(9.6)	(0.1)	(9.7)
Amounts charged/(credited) to other finance charges:
Expected return on pension plan assets	20.6	—	20.6
Interest on pension plan liabilities	(20.2)	(1.5)	(21.7)

Net charge to profit and loss account	(9.2)	(1.6)	(10.8)

Statement of Total Recognised Gains and Losses (STRGL):
Actual return less expected return on pension plan assets—£m	(58.1)	—
As % of plan assets	27%	n/a
Experience gains/(losses) arising on the plan liabilities—£m	10.9	(1.4)
As % of present value of plan liabilities	(3)%	5%
Changes in assumptions underlying the present value of the plan liabilities	(28.9)	(2.9)

Actuarial loss recognised in the STRGL—£m	(76.1)	(4.3)
As % of present value of scheme liabilities	23%	14%

Cash contributions

The Group’s contributions to its defined benefit pension plans in the accounting period totalled £9.4m. The presently agreed rates of contribution are expected to result in overall company contributions of £16.6m in 2003.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 29. Pension and other post-employment costs (continued)

If FRS 17 had been adopted in the financial statements, the Group’s net assets and profit and loss reserve at 31 December 2002 would be as follows:

2002
£m
Net assets—as reported	717.3
Net valuation deficit of Group post-employment benefit plans—FRS 17 basis, net of existing SSAP 24 accruals	(75.6)

Net assets—as adjusted	641.7

Profit and loss reserve—as reported	(506.6)
Net valuation deficit of Group post-employment benefit plans—FRS 17 basis, net of existing SSAP 24 accruals	(75.6)

Profit and loss reserve—as adjusted	(582.2)

The total profit and loss account charge, including unfunded pension and post-employment healthcare plans, which was recorded in the Group’s financial statements under SSAP 24 for 2002 was £19.4m. The charge which would have been recorded had FRS 17 been adopted is £17.2m.

Note 30. Statement of Group Cash Flows

(i) Basis of preparation

In its financial statements the Group adopts UK Financial Reporting Standard No. 1 (Revised), “Cash Flow Statements” (FRS 1 (Revised)). Its objective and principles are similar to those set out in the US Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (SFAS No. 95). The principal difference between the standards relates to classification. Under FRS 1 (Revised), the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) dividends paid and (g) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating; (b) investing and (c) financing.

Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS No. 95; the payment of dividends would be included as a financing activity. Closure costs paid, included as acquisitions and disposals under FRS 1 (Revised) would be included as operating activities under SFAS No. 95. Cash flows relating to capital expenditure and financial investment, acquisitions and disposals and the management of liquid resources under FRS 1 (Revised) are dealt with under SFAS No. 95 as investing activities.

Summary statement of Group cash flows prepared under US GAAP	2002	2001	2000
	£m	£m	£m
Net cash inflow from operating activities	81.8	102.3	187.3
Net cash outflow from investing activities	(54.9)	6.2	(416.3)
Net cash inflow from financing activities	(17.2)	(98.3)	197.7
Exchange translation effect on cash	0.6	(0.8)	2.9

Net increase/(decrease) in cash and cash equivalents	10.3	9.4	(28.4)
Cash and cash equivalents at beginning of year	21.0	11.6	40.0

Cash and cash equivalents at end of year	31.3	21.0	11.6

In the Statement of Group Cash Flows and related notes “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

(ii) Reconciliation of operating profit to net cash inflow from operating activities

	2002	2001	2000
	£m	£m	£m
Operating profit of Group subsidiaries before exceptional items, but after goodwill amortisation	17.1	17.1	209.0
Depreciation	59.8	62.7	62.4
Goodwill amortisation	37.9	38.6	35.9

Decrease/(increase) in stocks	30.3	94.9	(37.6)
Decrease in debtors	13.5	119.7	33.9
(Decrease)/increase in creditors	(1.5)	(76.2)	39.5

Net decrease in working capital	42.3	138.4	35.8
Other movements	(5.3)	(70.2)	(39.8)
Cash payments in respect of exceptional rationalisation costs	(20.2)	(32.2)	(26.7)

Net cash inflow from operating activities	131.6	154.4	276.6

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 30. Statement of Cash Flows (continued)

(iii) Acquisitions of subsidiaries and joint ventures

Total consideration, on a debt-free basis, of £14.6m was paid in 2002 (2001: £19.5m; 2000: £426.9m) for current and prior years’ acquisitions of subsidiaries and joint ventures.

	2002		2001		2000
	Total	Cash flow effect	Total	Cash flow effect	Total	Cash flow effect
	£m	£m	£m	£m	£m	£m
Book and fair value of net liabilities/(assets) acquired	0.2		—		(82.6)
Purchase consideration and costs:
Paid in cash	2.9	2.9	3.2	3.2	131.7	131.7
Payable	—		6.5		27.6
Net debt assumed	5.0	5.0	—		—

Goodwill arising on current year acquisitions	8.1		9.7		76.7
Changes to goodwill relating to fair value adjustments for prior year acquisitions	1.2		(8.5)		36.4
Adjustments to consideration paid relating to prior year acquisitions	0.2	0.2	0.6	0.6	1.2	1.2
Adjustments to consideration payable relating to prior year acquisitions	3.8		—		—

Net goodwill arising on current year and prior year acquisitions	13.3		1.8		114.3

Other fixed asset investment costs		2.2		0.8		3.9
Earnouts and other costs relating to prior year acquisitions paid in year		4.3		14.9		290.1

Total amounts paid in respect of acquisitions		14.6		19.5		426.9

The contribution from acquisitions to turnover, profits and cash flows in 2002 and 2001 was not material. Contributions from acquisitions in 2000 to turnover in that year were £92.2m; to operating profit before goodwill amortisation and exceptional items £7.9m; and to operating cash flow £2.1m.

(iv) Disposals of subsidiaries and joint ventures

During the year, the total amounts received by the Group in respect of disposals of subsidiaries and joint ventures was £3.8m (2001: £60.1m).

	2002		2001		2000
	Total	Cash flow effect	Total	Cash flow effect	Total	Cash flow effect
	£m	£m	£m	£m	£m	£m
Book value of net assets disposed:
Goodwill	(3.3)		(15.4)		—
Tangible fixed assets	(4.6)		(34.0)		(40.5)
Net current assets	(6.3)		(34.5)		(25.4)

Net assets disposed	(14.2)		(83.9)		(65.9)
Goodwill written-back from reserves	(3.0)		(47.8)		(31.6)
Disposal proceeds, net of costs paid	3.8	3.8	60.1	60.1	97.9	97.9
Disposal proceeds receivable	—		2.1		—
Provision for disposal costs	(0.8)		(5.5)		(1.2)
Additional costs relating to prior years’ disposals	(6.6)		15.6		—

Loss on disposal	(20.8)		(59.4)		(0.8)

Proceeds received relating to prior year disposals		—		—		1.1

Total amounts received in respect of disposals		3.8		60.1		99.0

The contribution from disposals to turnover, profits and cash flows in 2002 was not material. Contributions from disposals in 2001 to turnover in that year were £87.1m (2000: £46.9m); to operating profit before goodwill amortisation and exceptional items £2.6m (2000: £5.5m); and to operating cash flow £3.6m (2000: £3.2m).

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 31. Analysis of net debt

	Short-term deposits	Cash in hand	Overdrafts	Convertible bonds	Other loans and finance leases < 1 year	Other loans and finance leases > 1 year	Total
	£m	£m	£m	£m	£m	£m	£m
Balance outstanding at 1 January 2000	—	50.1	(10.1)	(80.0)	(35.4)	(386.0)	(461.4)
Exchange adjustments	—	3.6	(0.7)	—	(3.0)	(34.0)	(34.1)
Issue costs amortised	—	—	—	—	—	(1.2)	(1.2)
Cash flow on cash balances	—	(13.6)	(17.7)	—	—	—	(31.3)
Cash flow on debt	—	—	—	—	15.7	(281.7)	(266.0)

Balance outstanding at 1 January 2001	—	40.1	(28.5)	(80.0)	(22.7)	(702.9)	(794.0)
Exchange adjustments	—	(2.8)	2.0	—	—	0.1	(0.7)
Issue costs amortised	—	—	—	—	2.6	4.6	7.2
Cash flow on cash balances	—	(13.7)	23.9	—	—	—	10.2
Cash flow on debt	—	—	—	—	5.7	22.0	27.7

Balance outstanding at 1 January 2002	—	23.6	(2.6)	(80.0)	(14.4)	(676.2)	(749.6)
Exchange adjustments	—	0.5	0.1	—	0.4	20.3	21.3
Refinancing and issue costs	—	—	—	—	—	(12.9)	(12.9)
Cash flow on cash balances	8.9	9.5	0.2	—	—	—	18.6
Cash flow on debt	—	—	—	—	1.8	292.6	294.4

Balance outstanding at 31 December 2002	8.9	33.6	(2.3)	(80.0)	(12.2)	(376.2)	(428.2)

Note 32. Segmental information—analysis by division

2002	Electronics	Ceramics	Precious Metals	Discontinued operations	Total
	£m	£m	£m	£m	£m
Sales of Group subsidiaries	640.2	697.4	322.5	68.9	1,729.0
Share of sales of joint ventures	53.8	7.2	—	1.9	62.9

(Loss)/income before goodwill amortisation and exceptional items	(16.7)	46.2	17.0	8.5	55.0
Share of operating income of joint ventures	1.8	(0.1)	—	0.1	1.8
Goodwill amortisation	(19.9)	(15.2)	(2.8)	—	(37.9)
Rationalisation and other costs	(25.2)	(4.3)	(1.9)	—	(31.4)

Operating (loss)/income	(60.0)	26.6	12.3	8.6	(12.5)
Net loss on sale or termination of operations	—	—	—	(20.8)	(20.8)
Net (loss)/profit on sale of fixed assets	(12.3)	1.4	—	—	(10.9)

(Loss)/income before interest and taxes	(72.3)	28.0	12.3	(12.2)	(44.2)

Total assets employed	831.5	685.5	177.2	30.0	1,724.2
Share of net assets of joint ventures	27.9	3.5	—	0.8	32.2
Capital expenditure	11.6	25.0	4.4	0.9	41.9
Depreciation expense	31.5	21.8	4.4	2.1	59.8

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 32. Segmental information—analysis by division (continued)

2001	Electronics	Ceramics	Precious Metals	Discontinued operations	Total
	£m	£m	£m	£m	£m
Sales of Group subsidiaries	785.2	716.3	346.5	168.4	2,016.4
Share of sales of joint ventures	66.3	14.8	—	1.9	83.0

(Loss)/income before goodwill amortisation and exceptional items	(17.4)	40.3	19.3	13.5	55.7
Share of operating income of joint ventures	3.3	0.1	—	—	3.4
Goodwill amortisation	(20.3)	(15.4)	(2.9)	—	(38.6)
Rationalisation and other costs	(25.1)	(6.1)	—	—	(31.2)

Operating (loss)/income	(59.5)	18.9	16.4	13.5	(10.7)
Net loss on sale or termination of operations	—	—	—	(57.6)	(57.6)
Net profit on sale of fixed assets	10.7	2.8	—	(0.2)	13.3

(Loss)/income before interest and taxes	(48.8)	21.7	16.4	(44.3)	(55.0)

Total assets employed	989.5	742.7	195.7	41.8	1,969.7
Share of net assets of joint ventures	30.2	2.8	—	0.5	33.5
Capital expenditure	26.2	33.3	3.6	2.3	65.4
Depreciation expense	35.5	20.4	4.6	2.2	62.7

2000	Electronics	Ceramics	Precious Metals	Discontinued operations	Total
	£m	£m	£m	£m	£m
Sales of Group subsidiaries	1,226.8	720.0	266.4	268.7	2,481.9
Share of sales of joint ventures	79.3	18.4	—	2.0	99.7

Income before goodwill amortisation and exceptional items	128.4	66.9	22.6	27.0	244.9
Share of operating income of joint ventures	6.2	1.7	—	—	7.9
Goodwill amortisation	(18.6)	(15.0)	(2.3)	—	(35.9)
Rationalisation and other costs	(14.9)	(23.5)	—	—	(38.4)

Operating income	101.1	30.1	20.3	27.0	178.5
Net loss on sale or termination of operations and fixed assets	—	—	—	(0.8)	(0.8)

Income before interest and taxes	101.1	30.1	20.3	26.2	177.7

Total assets employed	1,166.3	770.2	204.6	124.1	2,265.2
Share of net assets of joint ventures	39.9	1.0	—	1.1	42.0
Capital expenditure	40.5	40.2	4.0	7.1	91.8
Depreciation expense	32.2	19.4	3.6	7.2	62.4

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 32. Segmental information—analysis by geographical location of operations

2002	UK	Continental Europe	USA	Asia/ Pacific	Rest of the World	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m
Sales of Group subsidiaries	176.5	455.6	688.0	224.3	115.7	68.9	1,729.0
Share of sales of joint ventures	2.0	4.3	0.3	54.4	—	1.9	62.9

Income/(loss) before goodwill amortisation and exceptional items	5.3	17.3	(22.0)	33.6	12.3	8.5	55.0
Share of operating (loss)/income of joint ventures	(1.8)	(0.2)	—	3.7	—	0.1	1.8
Goodwill amortisation	(3.6)	(4.3)	(22.1)	(6.6)	(1.3)	—	(37.9)
Rationalisation and other costs	(2.4)	(9.7)	(19.1)	(0.2)	—	—	(31.4)

Operating (loss)/income	(2.5)	3.1	(63.2)	30.5	11.0	8.6	(12.5)
Net loss on sale or termination of operations	—	—	—	—	—	(20.8)	(20.8)
Net profit/(loss) on sale of fixed assets	2.3	—	(12.3)	(0.6)	(0.3)	—	(10.9)

Income/(loss) before interest and taxes	(0.2)	3.1	(75.5)	29.9	10.7	(12.2)	(44.2)

Total assets employed	350.7	300.4	660.8	75.1	307.2	30.0	1,724.2
Share of net assets of joint ventures	4.8	1.3	0.8	23.5	1.1	0.8	32.3
Capital expenditure	2.3	15.0	12.5	9.2	2.0	0.9	41.9
Depreciation expense	7.6	12.0	25.8	9.8	2.5	2.1	59.8

2001	UK	Continental Europe	USA	Asia/ Pacific	Rest of the World	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m
Sales of Group subsidiaries	210.7	528.8	783.9	210.9	113.7	168.4	2,016.4
Share of sales of joint ventures	3.3	4.3	0.3	65.7	7.5	1.9	83.0

Income before goodwill amortisation and exceptional items	(2.4)	21.7	(20.0)	31.8	11.1	13.5	55.7
Share of operating (loss)/income of joint ventures	(1.5)	(0.2)	–	5.0	0.1	—	3.4
Goodwill amortisation	(3.6)	(4.3)	(23.2)	(6.3)	(1.2)	—	(38.6)
Rationalisation and other costs	(5.7)	(1.3)	(22.8)	–	(1.4)	—	(31.2)

Operating (loss)/income	(13.2)	15.9	(66.0)	30.5	8.6	13.5	(10.7)
Net loss on sale or termination of operations	—	—	—	—	—	(57.6)	(57.6)
Net profit/(loss) on sale of fixed assets	13.5	—	—	—	—	(0.2)	13.3

Income/(loss) before interest and taxes	0.3	15.9	(66.0)	30.5	8.6	(44.3)	(55.0)

Total assets employed	288.6	318.3	913.5	76.1	331.5	41.8	1,969.8
Share of net assets of joint ventures	6.4	1.4	0.3	24.5	0.4	0.5	33.5
Capital expenditure	7.8	16.1	31.7	5.4	2.1	2.3	65.4
Depreciation expense	8.1	11.3	28.6	9.9	2.6	2.2	62.7

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 32. Segmental information—analysis by geographical location of operations (continued)

2000	UK	Continental Europe	USA	Asia/ Pacific	Rest of the World	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m
Sales of Group subsidiaries	231.8	496.7	1,059.2	256.5	168.9	268.8	2,481.9
Share of sales of joint ventures	5.6	4.6	2.0	77.5	8.0	2.0	99.7

Income/(loss) before goodwill amortisation and exceptional items	4.5	45.8	101.6	52.2	13.8	27.0	244.9
Share of operating income of joint ventures	(0.3)	0.1	—	6.7	1.4	—	7.9
Goodwill amortisation	(3.0)	(6.6)	(18.0)	(7.3)	(1.0)	—	(35.9)
Rationalisation and other costs	(19.9)	(4.2)	(13.1)	—	(1.2)	—	(38.4)

Operating (loss)/income	(18.7)	35.1	70.5	51.6	13.0	27.0	178.5
Net loss on sale or termination of operations and fixed assets	—	—	—	—	—	(0.8)	(0.8)

(Loss)/income before interest and taxes	(18.7)	35.1	70.5	51.6	13.0	26.2	177.7

Total assets employed	276.7	427.5	1,001.8	410.1	25.0	124.1	2,265.2
Share of net assets of joint ventures	7.9	1.5	0.5	30.0	1.0	1.1	42.0
Capital expenditure	11.9	14.1	47.3	11.3	0.1	7.1	91.8
Depreciation expense	9.3	9.5	28.9	7.0	0.5	7.2	62.4

Inter-segmental sales are not a material part of total Group sales, whether analysed by division or by geographical location of operations.

As a consequence of the Group’s debt requirements and tax administration being centrally managed it is not considered appropriate to allocate the Group’s net interest charge or tax charge across segments.

Under US GAAP the Group would be required to provide segmental information excluding its share of the sales, operating income and net assets of joint ventures.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 33. Stock compensation costs

In the Group’s financial statements prepared under UK GAAP, no compensation cost is recognised for the share options awarded to employees under the Company’s share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period. Under the requirements of APB Opinion No. 25 the resulting compensation cost, if any, is amortised over the period from the date the options are granted to the date they are first exercisable.

For US GAAP purposes the Group has applied APB Opinion No. 25 in accounting for its share option plans and has recognised compensation cost accordingly. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under the requirements of SFAS No. 123, the Group’s net profit/(loss) under US GAAP would have been changed to the pro forma amounts indicated below:

		2002	2001	2000
Net (loss)/profit (£m)	As reported under US GAAP	(191.5)	(67.5)	74.7
	Pro forma	(195.5)	(67.7)	71.8

Earnings/(loss) per share (pence)	As reported under US GAAP	(17.0)	(9.1)	10.1
	Pro forma	(17.3)	(9.1)	9.7

The fair value of options granted is estimated, based on the stock price at the date of grant, using the Black-Scholes option pricing model with the following assumptions:

		2002	2001	2000
Risk-free interest rate		4.0%	4.1%	5.9%
Volatility		65%	38%	46%
Expected lives	—Executive option schemes	5.7 years	5.7 years	5.7 years
	—Savings-related option schemes	3.0 years	3.0 years	3.0 years
Weighted average fair value of options granted in the year		£0.10	£0.31	£0.69

Note 34. Summary of differences between UK and US GAAP

The Group’s consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from those applicable under US GAAP. The significant differences affecting the Group and the effects of the adjustments on net profit/(loss) for the years ending 31 December 2002, 2001 and 2000 and shareholders’ equity as at 31 December 2002 and 2001 are set out below:

Effect on net (loss)/profit of differences between UK and US GAAP:

	Notes		2002	2001	2000
			£m	£m	£m
Net (loss)/profit per UK GAAP—as previously reported			(98.4)	(107.6)	75.5
Deferred tax prior year restatement (see notes 1 and 21)			—	45.6	5.3

Net (loss)/profit per UK GAAP—as restated			(98.4)	(62.0)	80.8
Adjustments:
Amortisation of goodwill	(a	)	(55.7)	(15.0)	(15.7)
Earnout payments	(a	)	(0.3)	—	(0.6)
Deferred taxation—as previously reported	(b	)	(47.2)	51.6	3.8
Deferred taxation—reversal of effect of prior year restatement (see notes 1 and 21)			—	(45.6)	(5.3)
Pensions and other post-employment benefits	(c	)	3.5	(14.0)	0.1
Capitalised interest	(d	)	0.6	1.0	(1.5)
ESOP-held Company shares	(i	)	4.7	2.9	—
Stock compensation	(k	)	—	0.5	(1.1)
Software costs	(l	)	(1.9)	(2.5)	4.4
Derivative financial instruments	(m	)	0.6	19.3	—
Sale and leaseback	(n	)	(1.7)	(13.3)	—
Other			0.3	—	—
Tax effect on adjustments			2.5	1.7	0.9

Net (loss)/profit per US GAAP before adjustments due to discontinued operations			(193.0)	(75.4)	65.8
Gain on disposal of businesses	(a	)	1.5	7.9	8.9

Net (loss)/profit per US GAAP			(191.5)	(67.5)	74.7

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 34. Summary of differences between UK and US GAAP (continued)

Earnings/(loss) per ordinary share in accordance with US GAAP:

	2002 pence	2001 pence*	2000 pence*
Earnings/(loss) per share under US GAAP from continuing operations:
Basic	(15.9)	(5.9)	7.5
Fully diluted	(15.9)	(5.9)	7.5
Earnings/(loss) per share from discontinued operations:
Basic	(1.1)	(3.2)	2.6
Fully diluted	(1.1)	(3.2)	2.6
Earnings/(loss) per share under US GAAP:
Basic	(17.0)	(9.1)	10.1
Fully diluted	(17.0)	(9.1)	10.1

*	These figures have been restated for the rights issue of August 2002 and for operations discontinued during 2002.

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

	Notes		2002	2001
			£m	£m
Shareholders’ equity per UK GAAP—as previously reported			717.3	550.6
Deferred tax prior year restatement (see notes 1 and 21)			—	36.5

Shareholders’ equity per UK GAAP—as restated			717.3	587.1
Adjustments:
Goodwill	(a	)	217.5	300.1
Deferred taxation—as previously reported	(b	)	—	89.0
Deferred taxation—reversal of effect of prior year restatement (see notes 1 and 21)			—	(36.5)
Pensions and other post-employment benefits—net profit adjustment	(c	)	(2.6)	(6.1)
Pensions—other comprehensive income	(c	)	(71.1)	—
Capitalised interest	(d	)	3.9	3.3
ESOP-held Company shares	(i	)	(2.9)	(5.8)
Software costs	(l	)	—	1.9
Derivative financial instruments	(m	)	19.9	19.3
Sale and leaseback	(n	)	(15.0)	(13.3)
Other items			—	(0.3)
Tax effect on the above adjustments			3.2	1.3

Shareholders’ equity per US GAAP			870.2	940.0

Principal differences between UK and US GAAP

(a) Goodwill: under UK GAAP, goodwill arising on acquisitions made prior to 1 January 1998 has been written off directly to retained surplus in the year of acquisition. Under US GAAP this goodwill would have been capitalised in the balance sheet and amortised through the statement of operations over a period not exceeding 40 years. Following the Group’s adoption in 1998 of UK Financial Reporting Standard No. 10 “Goodwill and Intangible Assets”, goodwill on acquisitions made after 1 January 1998 is capitalised and amortised. For the purposes of calculating the effect of capitalising the pre-1998 goodwill on the balance sheet and amortising the goodwill through the statement of operations, lives of 30 years have been assumed. Goodwill arising after 1 January 1998 was written off over periods up to 20 years for UK and US GAAP.

The Group adopted SFAS No. 142 on 1 January 2002. The standard requires that goodwill and indefinite life intangible assets are no longer amortised, but instead tested for impairment on an annual basis, using a two step test on identified reporting units. In accordance with SFAS No. 142, the Group identified four reporting units in the Electronics business segment, being Assembly Materials, PWB Laminates, PWB Chemistry and Equipment, two reporting units in the Precious Metals business segment, being Jewellery Products and Precision Products and one reporting unit for the Ceramics business segment. As at 1 January 2002, each reporting unit was tested by comparing the fair value of the reporting unit to the carrying value. As a result, there was no indication of impairment.

The Group performed the annual goodwill impairment review on 31 December 2002. The first step of the impairment review, using a discounted cash flow methodology, indicated that goodwill may be impaired in the Equipment reporting unit. As a result of the second step of the impairment review, the Group impaired goodwill to the value of £93.7m in the Equipment reporting unit. In accordance with SFAS No. 142, the amortisation expense of the Group in 2002, the initial year of adoption, was nil (2001: £77.0m; 2000: £78.1m).

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 34. Summary of differences between UK and US GAAP (continued)

Principal differences between UK and US GAAP (continued)

(a) Goodwill (continued): both UK and US GAAP require that the profit or loss on the disposal of a previously acquired business should include the attributable amount of purchased goodwill relating to that business. Under US GAAP the amount of goodwill will have been partially amortised, as explained above, giving rise to a difference in the gain or loss arising on disposal of a business. In 2001 this resulted in an increase to net profit of £7.9m relating to the disposals of Cookson Plastic Mouldings and Magnesia Chemicals. In 2000 this resulted in an increase to net profit of £8.9m, relating to the disposals of Focas, Neptco and Polyflex where, under US GAAP the goodwill had been partially amortised.

Under US GAAP performance-based earnout payments (contingent payments) are charged directly to the profit and loss account, rather than being treated as an adjustment to goodwill.

Since the Group adopted SFAS No. 142, goodwill and intangible assets with indefinite lives have no longer been amortised. If such amortisation had been excluded from results for prior periods, net income (and basic and diluted earnings per share) would have increased by £53.6 million (7.2p) for the year ended 31 December 2001 and £51.6 million (7.0p) for the year ended 31 December 2000.

(b) Deferred taxation: the Group adopted FRS 19 “Deferred Taxation” in 2002 for UK GAAP purposes. Consequently, the consolidated financial statements as of 31 December 2001 and 2000, and the two year period ended 31 December 2001 have been restated, and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. As a consequence of the adoption of FRS 19, provision for deferred tax liabilities is now made on all timing differences which exist at the balance sheet date and deferred tax assets are recognised to the extent that they are considered to be recoverable (see also note 1). Under US GAAP, deferred tax is provided in full, using the liability method; a valuation allowance is established for deferred tax assets to the extent it is “more likely than not” that such assets will not be realised.

In recognising deferred tax assets, UK GAAP provides that if the recovery through profits will require some time into the future then that would indicate uncertainty and in that situation it may not be appropriate to recognise the full deferred tax asset. The Group concluded that under UK GAAP it was not appropriate to recognise deferred tax assets for any amounts that were not expected to be recoverable within the near future. Under US GAAP, there is no prohibition on the number of years that it may take to recover deferred tax assets, except for the consideration of positive and negative evidence. For US GAAP at 31 December 2001, the Group recognised a deferred tax asset on the basis that, looking over a longer period it was able to conclude that the full deferred tax asset, except the portion relating to capital loss carry forwards, for operating losses was more likely than not to be realised.

The components of deferred tax assets and liabilities calculated in accordance with SFAS No. 109 are presented below:

	2002	2001
	£m	£m
Deferred tax assets
Unrelieved interest	54.0	33.3
Operating loss carry forwards	77.9	57.3
Capital loss carry forwards	79.7	84.4
Provisions for liabilities and charges	34.2	47.5
Tax credit carry forwards	13.3	7.4
ACT	7.2	7.2
Other	30.4	58.2
Pensions	5.4	—
Goodwill	0.5	—

Total gross deferred tax assets	302.6	295.3
Less: valuation allowance	(241.0)	(101.6)

Deferred tax assets	61.6	193.7

Deferred tax liabilities
Tangible fixed assets	(12.4)	(41.5)

Goodwill	—	(17.8)

Deferred tax liabilities	(12.4)	(59.3)

Net deferred tax assets	49.2	134.4

At 31 December 2002 the Group had total operating losses carried forward with a gross value of £253.5m. This total includes approximately £94.8m for losses which are available to offset future taxable US income, of which approximately £5.7m will expire in 2018, a further £26.6m will expire in 2020 and the remainder will expire in 2022. A further £85.7m of losses are available to offset future UK taxable income and may be carried forward without time limit. The remaining losses with a gross value of £73.0m include £58.8m which may be carried forward indefinitely, £13.1m which has a maximum life of 5 years and a balance of £1.1m which expires in a maximum of 10 years. The amounts arise in a number of countries and are not individually significant, reflecting the spread of the Group’s operations.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 34. Summary of differences between UK and US GAAP (continued)

Principal differences between UK and US GAAP (continued)

(b) Deferred taxation (continued): at 31 December 2002 the Group had total capital losses carried forward with a gross value of £251.9m. This total includes £51.6m which are available to offset future capital gains in the USA. Approximately £6.3m will expire in 2004 and the remainder will expire at the end of 2005. The balance of the capital losses with a gross value of £200.3m are available to offset future UK capital gains and may be carried forward without time limit.

At 31 December 2002 the Group had total tax credits carried forward with a tax value of £13.3m. This includes £3.8m of research and experimentation credits which expire between 2013 and 2016; £9.0m of foreign tax credits expiring between 2003 and 2006; and £0.5m other credits with unlimited carry forward. In 2002, the net adjustment to the brought forward valuation allowance was an increase of £25.9m.

Under UK GAAP, net deferred tax assets are classified as debtors falling due within one year or after more than one year based on the timing of the expected recoverability of the assets. Net deferred tax liabilities are classified as provisions for liabilities and charges. Under US GAAP, deferred tax liabilities and assets are classified as current or non current and offset based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carry forwards are classified according to the expected reversal date of the carry forward.

(c) Pensions: the Group accounts for pension costs under the rules set out in Statement of Standard Accounting Practice No. 24, “Accounting for Pension Costs” (“SSAP 24”). SSAP 24 is similar to SFAS No. 87 in that it allows for benefit costs to be spread over the employees’ service lives. However, it does differ in a number of repects; a range of different actuarial assumptions and cost attribution methods are permitted; assets can be valued on a discounted income approach, rather than by reference to market values; and there is no prescribed method of spreading actuarial gains and losses when they arise; and there is no requirement for annual actuarial valuations. Also, under US GAAP a minimum pension liability is recognised through other comprehensive income when the accumulated benefit obligation exceeds the fair value of the plan assets.

(d) Capitalised interest: in accordance with UK GAAP, interest costs are charged to the profit and loss account in the year in which they are incurred. Under US GAAP, interest costs relating to the financing of the acquisition of certain qualifying assets should be capitalised and included as part of the cost of acquiring the asset. Interest capitalised under US GAAP is written off over a period of 5 years.

(e) Ordinary dividends: under UK GAAP, the proposed dividends on ordinary shares, as recommended by the Directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP such dividends are deducted from shareholders’ equity at the date of declaration of the dividend.

(f) Current assets and liabilities: current assets under UK GAAP include certain amounts that fall due after more than one year. Under US GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year that would be reclassified to current liabilities under US GAAP. In the Group balance sheet, £66.8m (2001: £103.7m) of amounts receivable would be reclassified from current assets (where they are classified for UK GAAP purposes) to non-current assets under US GAAP. In addition, £14.6m (2001: £19.6m), included for UK GAAP purposes within provisions for liabilities and charges, represents amounts likely to be utilised within one year which would be reclassified as current liabilities under US GAAP.

(g) Exceptional items: under US GAAP, the exceptional charges totalling £61.3m (2001: £68.0m; 2000: £36.1m) disclosed in Notes 3, 4, and 5 would not be disclosed separately as exceptional items. Amounts treated as exceptional for the purposes of calculating earnings per share before exceptional items would not be treated as exceptional under US GAAP.

(h) Income statement presentation: in accordance with UK GAAP, the Group separately presents its share of the sales, operating income less losses, interest and taxes of joint ventures and does not consolidate its share of the sales of joint ventures. Under US GAAP the Group would present its share of the net income of joint ventures on a “one-line” basis. The difference in the presentation of the results of joint ventures would not give rise to any difference in net profit/(loss) between UK GAAP and US GAAP.

(i) Employee Share Ownership Plan: under UK GAAP the Company’s shares held by the ESOP trustee are included as fixed asset investments whereas, under US GAAP they would be classified as a reduction in shareholders’ equity.

(j) Debt issue costs: under UK GAAP the costs associated with the issue of debt are netted off against the relevant borrowings. US GAAP states that such costs should be capitalised and included within debtors. Under both UK GAAP and US GAAP the costs are amortised over the period to redemption increasing the book value of the debt and reducing the value of the debtor, respectively. For the year ended 31 December 2002, unamortised debt issue costs totalled £6.7m (2001: £10.7m). This difference in classification has no effect on shareholders’ equity.

(k) Stock compensation: in the Group’s financial statements prepared under UK GAAP, no compensation cost is accrued for the share options awarded to employees under the Group’s share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period.

(l) Software costs: in the Group financial statements prepared under UK GAAP, certain software costs are charged directly to profit. Under US GAAP, these costs are required to be capitalised and amortised over three years.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 34. Summary of differences between UK and US GAAP (continued)

Principal differences between UK and US GAAP (continued)

(m) Derivative financial instruments: under UK GAAP, derivative financial instruments that reduce exposures on existing transactions may be accounted for using hedge accounting. Under US GAAP, derivative financial instruments must meet specific criteria before hedge accounting can be applied. Instruments that do not meet the specified criteria are recorded to market value. All derivative financial instruments have been recorded on the Group’s balance sheet at market value by way of adjustments through the Group’s statement of operations.

(n) Sale and leaseback: under UK GAAP, gains arising on sale and leaseback transactions are recognised as part of income to the extent that the sale proceeds exceed the book value of the assets concerned. Under US GAAP, such gains are deferred and amortised over the minimum lease term. Under UK GAAP, sale and leaseback transactions are treated as operating leases from the date of sale. Under US GAAP, these transactions are required to be accounted for as finance leases, as the agreements allow the Group to reacquire the properties at market value.

(o) Guarantees: FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) was issued in November 2002. This intepretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN 45 and will apply in its 2003 annual report the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. See note 26 for further details.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 34. Summary of differences between UK and US GAAP (continued)

Principal differences between UK and US GAAP (continued)

Post-retirement benefits

The funded status of the Group’s pension plans, together with that for the Group’s other post-retirement benefit plans under SFAS No. 132 is as follows:

	Pension benefits		Other post-retirement benefits
	2002	2001	2002	2001
	£m	£m	£m	£m
Change in projected benefit obligation
Benefit obligation at the beginning of year	300.5	302.2	20.6	21.9
Service cost	10.0	9.2	0.1	0.1
Interest cost	19.8	18.8	1.5	1.5
Participant contributions	1.4	1.5	—	—
Plan amendments	—	(1.3)	—	—
Actuarial (gain)/loss	17.4	(18.1)	4.3	(1.9)
Acquisitions and Disposals	0.7	(0.1)	—	—
Settlements	(3.3)	—	—	—
Benefits paid	(16.3)	(14.3)	(1.6)	(1.4)
Other movements, including exchange	3.8	2.6	(2.0)	0.4

Benefit obligation at end of year	334.0	300.5	22.9	20.6

Change in plan assets
Fair value at beginning of year	261.0	286.5	—	—
Actual return on plan assets	(39.9)	(20.7)	—	—
Group contributions	6.7	6.1	—	—
Participant contributions	1.4	1.5	—	—
Acquisitions and Disposals	0.7	—	—	—
Settlements	(2.3)	—	—	—
Benefits paid	(16.3)	(14.3)	—	—
Other movements including exchange	(1.5)	1.9	—	—

Fair value of plan assets at end of year	209.8	261.0	—	—

Funded status of plans	(124.2)	(39.5)	(22.9)	(20.6)
Unrecognised net loss/(gain)	96.2	22.4	3.7	(5.2)
Unamortised prior service cost	1.7	3.5	(0.1)	(0.4)
Unrecognised transition obligation/(asset)	0.5	0.9	—	—

	(25.8)	(12.7)	(19.3)	(26.2)
Adjustment to recognise minimum liability:
Intangible assets	(3.5)	3.3	—	—
Accumulated comprehensive income	(71.1)	(8.3)	—	—

Accrued benefit liability	(100.4)	(17.7)	(19.3)	(26.2)

Plan assets consist primarily of investments in UK and US Treasury securities and in equity and other fixed interest securities. Assets of £6.4m, that do not qualify as plan assets under US GAAP, were also held in a US Rabbi Trust. The Trust’s obligations, which do qualify, are included above. There were no plan assets in respect of other post-retirement benefits.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the retirement plans above with accumulated benefit obligations in excess of plan assets were £8.6m, £5.4m and £6.0m respectively at 31 December 2002 and £60.3m, £56.4m and £25.3m respectively at 31 December 2001.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the retirement plans above with plan assets in excess of benefit obligations were £325.4m, £300.3m and £203.8m respectively at 31 December 2002 and £240.2m, £226.0m and £235.7m respectively at 31 December 2001.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 34. Summary of differences between UK and US GAAP (continued)

Post-retirement benefits (continued)

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used in the Group’s major retirement plans were as follows:

	US Plans			UK Plans
	2002	2001	2000	2002	2001	2000
Discount rate	6.75%	7.50%	7.50%	5.50%	6.00%	5.75%
Long-term rate of increase in remuneration	4.00%	4.50%	4.50%	3.80%	4.00%	4.25%
Expected long-term rate of return on assets	7.60%	8.00%	8.00%	6.60%	7.50%	6.25%

The discount rates used to determine the Accumulated Post-retirement Benefit Obligation (APBO) were 6.75% (2001: 7.50%) and 5.50% (2001: 6.0%) in the US and UK plans respectively. In the US the assumed health care cost trend rate used in measuring the APBO was 5.0% (2001: 5.25%). In the UK a rate of 4.25% (2001: 4.25%) was assumed.

The periodic pension cost for the Group’s retirement plans under SFAS No. 87 comprised:

	2000	2001	2002
	£m	£m	£m
Service cost—present value of benefits earned during the year	10.0	9.7	8.3
Interest cost on projected benefit obligations	19.8	19.3	17.6
Expected return on assets	(20.0)	(18.5)	(17.6)
Net amortisation and deferral	2.5	2.1	0.5
Subsidiary company disposals	(0.3)	—	(0.3)

Net periodic pension cost	12.0	12.6	8.5

The service cost shown is net of amounts contributed by employees. The major pension schemes operated by the Group are subject to regular valuations by independent actuaries. Based on the recommendations of the actuaries it is the Group’s policy to make contributions at a level so as to ensure that the assets of the funded schemes are sufficient over the long-term to meet the actuarially determined liabilities. Increased contributions required as a consequence of the current net deficit in the Group funded schemes are not expected to have a material effect on the Group’s results of operations in the foreseeable future.

In addition to the amounts above the Group has charged £9.3m against income in 2002 (2001: £11.0m, 2000: £11.3m) in respect of the costs of operating other retirement schemes, which are generally defined contribution plans.

The components for the Group’s net periodic post-retirement benefit costs other than pensions for the years ended 31 December 2002 and 2001 are as follows:

	Annual (credit)/charge
	2002	2001	2000
	£m	£m	£m
Service cost	0.1	0.1	0.1
Interest cost	1.5	1.5	1.5
Net effect of acquisitions and disposals	(4.8)	—	(1.0)
Net amortisation and deferral	(0.2)	(0.8)	0.3

Net periodic post-retirement benefit cost	(3.4)	0.8	0.9

It is estimated that a one percentage point change in the long-term healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at 31 December 2002 and 2001:

	2002 1 percentage point		2001 1 percentage point
	increase	decrease	increase	decrease
	£m	£m	£m	£m
Accumulated benefit obligation	2.2	(1.9)	2.0	(1.8)
Net periodic cost	0.2	(0.1)	0.1	(0.1)

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 35. New US accounting standards applicable to the Group

Accounting for Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations”, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 was released in August 2001.

FASB began this project in 1994 to address the accounting for the costs of nuclear decommissioning. The FASB subsequently expanded the scope of the project to include closure or removal-type costs in other industries. As a result, SFAS No. 143 applies to all entities.

SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived assets (i.e., the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Because of the extensive use of estimates, most enterprises will record a gain or loss when they settle the obligation. Enterprises are required to adopt SFAS No. 143 for fiscal years beginning after 15 June 2002. The Group has not completed its evaluation of the impact on the consolidated financial statements of adopting this standard.

Rescission of FASB Statements No. 4, 44 and 64

In April 2002, FASB issued SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the recission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for transactions occurring subsequent to May 15, 2002. The Group has not completed its evaluation of the impact of adopting this standard on the consolidated financial statements.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in a note to the consolidated financial statements. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

The Group has adopted the disclosure requirements of FIN 45 (see note 26) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 nullifies EITF No. 94-3. According to SFAS No. 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS No. 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Group believes that the adoption of SFAS No. 146 will not have a significant impact on its consolidated financial statements.

Accounting for Stock Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB statement No. 123”. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Group has not decided yet if it will adopt the transition provisions of SFAS No. 148.

COOKSON GROUP PLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Note 35. New US accounting standards applicable to the Group (continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or to hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity’s activities, (ii) the obligation to absorb the expected losses of the entity if they occur, or (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests.

FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the “primary beneficiary” of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

The Group is currently determining the impact these provisions will have on its financial statements.

Note 36. New UK accounting standards applicable to the Group

Financial Reporting Standard 17: Retirement Benefits

FRS 17 sets out revised requirements for the accounting and disclosure of an employers’ retirement benefit obligations and related funding. Increasing levels of disclosure, of amounts measured in accordance with the standard, have been required over the years 2001 through 2002, prior to full adoption for the year ending 31 December 2005. The additional disclosures required by FRS 17 during the transitional period prior to its full implementation are shown in note 29. When fully implemented, FRS 17 will require plan assets and liabilities to be measured at market value in line with US GAAP. Any surplus or deficit, net of deferred tax, will be recognised immediately on the balance sheet. Actuarial gains or losses will be recognised through the Statement of Total Recognised Gains and Losses, rather than the profit and loss account.

Financial Reporting Standard 19: Deferred Tax

FRS 19 requires full provision, subject to certain exceptions, to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. The Group adopted FRS 19 effective 1 January 2002. The impact on its financial statements is shown in note 21.

Cookson Group plc and Subsidiaries

Schedule II

Valuation and qualifying accounts

	Balance at beginning of period	Additions charged to costs and expenses	Charged to other accounts		Deductions		Balance at end of period
	£m	£m	£m		£m		£m
Provision for uncollectable or doubtful debts

Year ended 31 December 2000	40.2	8.6	0.2	(c)	(2.1	)(a)	49.0
			2.1	(b)

Year ended 31 December 2001	49.0	8.3	0.0	(c)	(11.8	)(a)	46.2
			0.7	(b)

Year ended 31 December 2002	46.2	10.9	0.0	(c)	(13.4	)(a)	40.6
			(3.1	)(b)

(a)	Represents the excess of amounts written-off over recoveries
(b)	Related to exchange movements
(c)	Related to subsidiaries acquired

Cookson Group plc and Subsidiaries

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Dated: 12 May 2003	Cookson Group plc

	By:	/s/ DENNIS H MILLARD
	Name: Title:	Dennis H Millard Group Finance Director

Cookson Group plc and Subsidiaries

Certification for Form 20-F

I, Stephen L Howard, certify that:

1.	I have reviewed this annual report on Form 20-F of Cookson Group plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 12 May 2003

/s/ STEPHEN L HOWARD
Group Chief Executive

Cookson Group plc and Subsidiaries

Certification for Form 20-F

I, Dennis H Millard, certify that:

1.	I have reviewed this annual report on Form 20-F of Cookson Group plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 12 May 2003

/s/ DENNIS H MILLARD
Group Finance Director