Form 20-F
period 2003-12-31
COOKSON GROUP PLC
filed 2004-05-25
CIK 905420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-21784

COOKSON GROUP plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

265 Strand, London WC2R 1DB

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

1,891,881,477 ordinary shares, nominal value £0.01 per share.

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

- i -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless the context otherwise requires, references to “Cookson”, “Cookson Group”, the “Group” or “Company” mean Cookson Group plc and its subsidiaries and joint ventures. References to “pounds sterling”, “pounds”, “£”, “pence” and “p” are to the currency of the United Kingdom and references to “$”, “US$”, “US dollars”, “dollars”, “cents” and “¢” are to the currency of the USA. This annual report contains translations of pounds sterling into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from pounds sterling into US dollars at these rates, at any particular rate or at all. Unless otherwise indicated, all translations in this annual report of pounds sterling into US dollars are at the rate of £1.00 : $1.79, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on 31 December 2003. See Item 3 – “Exchange Rate Information” for historical information regarding the noon buying rate for pounds sterling. On 20 May 2004 the noon buying rate was £1.00 : $1.77

Cookson Group plc maintains its financial books and records in pounds sterling and presents its consolidated financial statements in conformity with accounting principles generally accepted in the United Kingdom, or UK GAAP. The principal differences between UK GAAP and US GAAP applicable to Cookson, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ equity to US GAAP, are described in note 33 to the consolidated financial statements included elsewhere in this annual report.

Cookson’s logo and some of the titles and logos of the products and services mentioned in this annual report are the Group’s trademarks. Each trade mark, trade name or service mark of any other company appearing in this annual report belongs to its holder.

For definitions of certain technical terms used herein, please refer to the Appendix to this annual report.

- ii -

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this annual report that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbour provided by section 21E of the Exchange Act and section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document are necessarily based on assumptions reflecting the views of Cookson and its management and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in Item 3—“Key Information—Risk Factors”. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic and business cycles; the terms and conditions of Cookson’s financing arrangements; foreign currency rate fluctuations; competition in Cookson’s principal markets; acquisitions and dispositions of businesses or assets; and trends in Cookson’s principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents the Group files from time to time with the US Securities and Exchange Commission.

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

- iii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected financial data

The selected historical financial data for the financial years ended and as at 31 December 2003, 2002 and 2001 is extracted from the Group’s consolidated financial statements included elsewhere in this annual report. The selected historical financial data for the years ended and as at 31 December 2000 and 1999 has been prepared on the same basis as the Group’s consolidated financial statements included in this annual report and, in the opinion of management, includes all adjustments necessary for a fair presentation of the Group’s financial position and results of operations for such periods.

The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to the Group, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ equity to US GAAP, as at and for the years ended 31 December 2003, 2002 and 2001 as applicable, see note 33 to the consolidated financial statements.

The following selected historical financial data should be read in conjunction with the consolidated financial statements and related notes and Item 5—“Operating and Financial Review and Prospects” included elsewhere in this annual report. The financial data for the latest financial year is also expressed in US dollars translated at a rate of £1.00 : $1.79, which was the exchange rate on 31 December 2003. On 20 May 2004, the noon buying rate was £1.00 : $1.77

Selected financial data (continued)

Consolidated income statement data(5)

	Year ended 31 December
	2003 US$m	2003 £m		2002 £m		2001 £m		2000 £m	1999 £m
UK GAAP
Turnover
Continuing operations	2,906.8	1,623.9		1,633.1		1,801.5		2,014.9	1,328.4
Discontinued operations	103.5	57.8		158.8		297.9		566.7	581.7

Total turnover	3,010.3	1,681.7		1,791.9		2,099.4		2,581.6	1,910.1
Less joint ventures
Continuing operations	(73.7)	(41.2)		(45.6)		(61.5)		(74.8)	(17.7)
Discontinued operations	—	—		(17.3)		(21.5)		(24.9)	(30.0)

Share of joint ventures	(73.7)	(41.2)		(62.9)		(83.0)		(99.7)	(47.7)
Turnover of Group subsidiaries
Continuing operations	2,833.1	1,582.7		1,587.5		1,740.0		1,940.1	1,310.7
Discontinued operations	103.5	57.8		141.5		276.4		541.8	551.7

Total turnover of Group subsidiaries	2,936.6	1,640.5		1,729.0		2,016.4		2,481.9	1,862.4

Operating profit/(loss)
Continuing operations of Group subsidiaries before exceptional items	141.8	79.2		71.5		79.7		182.1	110.2
Share of joint ventures	3.6	2.0		1.7		4.0		5.6	1.5
Exceptional items	(39.7)	(22.2)		(31.4)		(14.1)		(38.4)	(44.6)
Goodwill amortisation(1)	(62.1)	(34.7)		(37.9)		(37.3)		(34.3)	(11.7)

Continuing operations	43.6	24.3		3.9		32.3		115.0	55.4

Discontinued operations of Group subsidiaries before exceptional items	(30.4)	(17.0)		(16.5)		(24.0)		62.8	57.9
Share of discontinued joint ventures	—	—		0.1		(0.6)		2.3	2.9
Exceptional items	—	—		—		(17.1)		—	(1.0)
Goodwill amortisation(1)	—	—		—		(1.3)		(1.6)	(1.2)

Discontinued operations(5)	(30.4)	(17.0)		(16.4)		(43.0)		63.5	58.6

Total operating profit/(loss)(2)	13.2	7.3		(12.5)		(10.7)		178.5	114.0

Net (loss)/profit
Continuing net (loss)/profit	(23.3)	(13.0)		(56.5)		44.2		45.1	17.8
Discontinued net (loss)/profit	(342.8)	(191.5)		(41.9)		(106.2)		35.7	12.3

Total net (loss)/profit	(366.1)	(204.5)		(98.4)		(62.0)		80.8	30.1

UK GAAP
Dividends per ordinary share	—	—		—		4.5p		10.0p	9.5p
(Loss)/earnings per ordinary share from continuing operations	(1.3)¢	(0.7	)p	(5.0	)p	6.0p		6.1p	2.5p
(Loss)/earnings per ordinary share from discontinued operations	(18.2)¢	(10.2	)p	(3.7	)p	(14.4	)p	4.8p	1.7p

Total (loss)/earnings per ordinary share(3)	(19.5)¢	(10.9	)p	(8.7	)p	(8.4	)p	10.9p	4.2p

Fully diluted (loss)/earnings per ordinary share from continuing operations	(1.3)¢	(0.7	)p	(5.0	)p	6.0p		6.1p	2.5p
Fully diluted (loss)/earnings per ordinary share from discontinued operations	(18.2)¢	(10.2	)p	(3.7	)p	(14.4	)p	4.8p	1.7p

Total fully diluted (loss)/earnings per ordinary share(3)	(19.5)¢	(10.9	)p	(8.7	)p	(8.4	)p	10.9p	4.2p

Selected financial data (continued)

Consolidated income statement data (continued)(5)

	Year ended 31 December
	2003 US$m		2003 £m		2002 £m		2001 £m		2000 £m	1999 £m
US GAAP
Turnover of Group subsidiaries
Continuing operations	2,833.1		1,582.7		1,587.5		1,740.0		1,940.1	1,310.7
Discontinued operations	103.5		57.8		141.5		276.4		541.8	551.7

Total turnover of Group subsidiaries	2,936.6		1,640.5		1,729.0		2,016.4		2,481.9	1,862.4

Net (loss)/profit
Continuing net (loss)/profit	(19.1)		(10.7)		(151.1)		30.8		37.1	9.2
Discontinued net (loss)/profit	(117.1)		(65.4)		(40.4)		(98.3)		37.6	5.4

Total net (loss)/profit	(136.2)		(76.1)		(191.5)		(67.5)		74.7	14.6

US GAAP
Dividends per ordinary share	—		—		—		4.5p		10.0p	9.5p
Earnings/(loss) per ordinary share from continuing operations	(1.1	)¢	(0.6	)p	(13.4	)p	4.2p		5.0p	1.3p
(Loss)/earnings per ordinary share from discontinued operations	(6.1	)¢	(3.4	)p	(3.6	)p	(13.3	)p	5.1p	0.8p

Total (loss)/earnings per ordinary share(3)(4)	(7.2	)¢	(4.0	)p	(17.0	)p	(9.1	)p	10.1p	2.1p

Fully diluted earnings/(loss) per ordinary share from continuing operations	(1.1	)¢	(0.6	)p	(13.4	)p	4.2p		5.0p	1.3p
Fully diluted (loss)/earnings per ordinary share from discontinued operations	(6.1	)¢	(3.4	)p	(3.6	)p	(13.3	)p	5.1p	0.8p

Total fully diluted (loss)/earnings per ordinary share(3)(4)	(7.2	)¢	(4.0	)p	(17.0	)p	(9.1	)p	10.1p	2.1p

Consolidated balance sheet data
	As at 31 December
	2003 US$m		2003 £m		2002 £m		2001 £m		2000 £m	1999 £m
UK GAAP
Total assets	2,763.0		1,543.6		1,727.1		1,969.7		2,247.3	2,020.8

Net assets	1,127.3		629.8		728.1		597.1		637.0	564.3

Called up share capital	672.0		375.4		375.4		363.8		363.0	362.6

Share premium account	1,150.3		642.6		642.6		377.0		376.1	375.3

Shareholders’ equity	1,106.2		618.0		717.3		587.1		630.3	559.4

Number of ordinary shares (million)	1,892.0		1,892.0		1,891.7		727.6		725.9	725.1

US GAAP
Total assets	3,257.1		1,819.5		1,987.1		2,352.5		2,630.1	2,109.5

Shareholders’ equity	1,381.2		771.6		843.5		940.0		1,056.5	1,023.3

Notes:

(1)	The Group adopted in 1998 the requirements of FRS 10, which required the capitalisation and subsequent amortisation of goodwill arising on acquired businesses. As permitted by that standard, no goodwill previously written-off directly to reserves was reinstated.

(2)	Total operating (loss)/profit represents operating (loss)/profit after goodwill amortisation and operating exceptional items and includes the Group’s share of operating profit of joint ventures, which in 2003 amounted to £2.0 million (2002: £1.8 million; 2001: £3.4 million; 2000: £7.9 million; 1999: £4.4 million).

(3)	Comparative figures for earnings per share for 2001, 2000 and 1999 have been restated using the bonus fraction of 1.024 inherent in the rights issue of August 2002.

(4)	In 2002, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No.142. Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortised, but instead tested for impairment at least annually. If such amortisation were excluded from results for prior periods, net income (and earnings per share) would be increased by £53.6 million (7.2p) for the year ended 31 December 2001 (2000: £51.6 million (7.0p), 1999: £29.4 million (4.1p)).

(5)	Comparative figures have been restated for disposed businesses.

Exchange rates

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling, principally US dollars. Accordingly, fluctuations in the value of pounds sterling relative to the US dollar can have a significant effect on the translation into sterling of US dollar assets, liabilities, revenues and expenses.

The following table presents, for the periods and dates indicated, information concerning the noon buying rate of US dollars per pound sterling. These amounts are indicative only and are not necessarily the same rates at which the Group translated dollars into pounds sterling during any of the financial periods discussed in this annual report. Unless otherwise stated, financial information is presented in this annual report in pounds sterling. The noon buying rate on 20 May 2004 was £1.00 : $1.77.

Fiscal year	Period end US$	Average(1) US$	High US$	Low US$
1999	1.62	1.62	1.67	1.58
2000	1.49	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.50	1.61	1.41
2003	1.79	1.61	1.79	1.55

Prior months	High US$	Low US$
November 2003	1.72	1.67
December 2003	1.79	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004	1.87	1.79
April 2004	1.86	1.77
May 2004 (through to 20 May)	1.79	1.75

Note:

(1)	The average of the noon buying rates on the last day of each month during the period.

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

Risks related to the Group’s business

Economic and market cycles

The Group supplies advanced materials and services primarily to the electronics and steel industries on a global basis and to the jewellery industry predominantly in the USA and Europe. These markets and economies are subject to cyclical changes in demand and the related consequences of inventory build up and destocking by customers, in addition to associated pricing pressures. Business cycles and general economic conditions have had and may have a significant impact on the Group’s sales and business results. In 2000, the Group’s businesses benefited from a strong cyclical upturn, particularly in its electronics markets, whereas in 2001 and 2002 weak economic conditions and a sharp downturn in the global electronics industry, combined with the weakness in the US steel industry, negatively affected demand for the products and services of the Group’s major businesses. Although the general economic environment improved in 2003 compared to 2002, the Group will continue to be subject to economic and market cycles over time and such cyclical downturns may have a material adverse impact on its businesses.

Industry conditions

The Group’s financial results are largely dependent upon the performance and growth of the various industries and major markets in which its three divisions operate. Each of the Group’s major markets experienced an economic downturn in 2002. The downturn was particularly severe in the electronics industry which had a significant negative impact on the Group’s profits. Supported by a recent improvement in trading activity, management anticipates that the electronics industry will, in time, recover from the downturn but if the recovery does not occur as anticipated, the prospects for an improvement of the Group’s turnover and profits could be materially adversely affected.

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

Technological change

The markets in which many of the Group’s businesses operate experience changes due to the introduction of new technologies. The Group’s continued success depends upon its ability to continue to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with customer demands. The Group may encounter resource constraints or technical or other difficulties that could delay the introduction of new products or services in the future. In addition, the Group may not be able to develop and introduce new products or enhancements to its existing products in a timely manner that satisfy customer needs, achieve market acceptance or address technological changes in target markets. Furthermore, products or technologies developed by the Group’s competitors may render the Group’s products or technologies non-competitive or obsolete and, if patented, may result in the Group being unable to develop competitive products and technologies.

Hazardous materials and product liability claims

The Group’s current and former businesses have used and/or continue to use a wide range of hazardous materials, including antimony, asbestos, chromium, lead, tin, other base metals and a number of chemical products, including solvents and resins, in the manufacture of industrial and consumer products. Some of these materials are known or alleged to cause disease, personal injury or, if exposure is excessive, death. Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to such materials, and further claims may be brought in the future. Certain of the Group’s subsidiaries are subject to suits in the USA relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. These suits also name many other product manufacturers. To date, there have been no liability verdicts against either of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the amounts paid, including costs, in relation to this litigation have not had a material adverse effect on the Group’s financial position or results of operations. Management believes, taking into account legal advice received and the Group’s financial provisions, that none of the currently pending or potential claims will, either individually or in the aggregate, have a material adverse effect on the Group’s financial condition or results of operations. However, the outcome of litigation cannot be predicted with certainty and there can be no assurance that any future claims will not have such an effect.

Environmental, health and safety and welfare regulations and liabilities

The Group is subject to applicable laws and regulations in all of the jurisdictions in which it operates, relating to pollution, the protection of the environment, human health and safety, the generation, storage, handling, transportation, treatment and disposal of hazardous substances and waste materials and remediation of any land or water contaminated by such substances. In the ordinary course of business, Group companies are subject to inspections and monitoring by the relevant enforcement authorities. The Group’s businesses require relevant permits for their operations, which are subject to renewal, modification and, in some circumstances, revocation. Violations of permit requirements or other provisions of environmental laws, for example, as a result of spills or other releases of hazardous substances into the environment, could result in restrictions on plant operations, the imposition of more stringent permitting conditions, damages, fines or other sanctions, as well as increased costs and capital expenditures arising from the requirement to comply with the terms of such permits or laws. The Group also may incur additional liabilities as a result of fines and civil or criminal sanctions, third-party claims for property damage or personal injury, clean-up costs (including those resulting from spills and contamination by prior owners) or temporary or permanent discontinuance of operations on environmental grounds. In addition, future changes in environmental laws, regulations or case law may result in increased environmental liabilities that could have a material adverse effect on the Group’s business, results of operations and financial condition.

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

Financial indebtedness

As at 31 December 2003, the Group had gross borrowings of £415.3 million. The Group may need to borrow additional amounts in the future to meet its anticipated working capital and capital expenditure needs and for general corporate activity. The level of the Group’s indebtedness and/or the restrictive covenants and security arrangements contained in its material debt facility agreements could: limit the Group’s flexibility in managing its businesses or its reaction to changes in the industries in which it operates; place the Group at a competitive disadvantage compared to any competitors that have less debt; increase the Group’s vulnerability to and ability to withstand general adverse economic and industry conditions as well as to withstand cyclical downturns in demand for its products; limit the Group’s ability to obtain future financing both on a secured and unsecured basis or otherwise on terms acceptable to the Group; and affect its ability to obtain raw materials, particularly precious metals, on a consignment basis. The Group intends to reduce and/or refinance its indebtedness on commercially acceptable terms when it falls due. If the Group is unable to do this, its current business, future prospects, financial condition and results of operations may be materially adversely affected. For additional information regarding the Group’s indebtedness and a summary of its material debt agreements, see Item 5 – “Operating and Financial Review and Prospects – Liquidity and capital resources”.

Compliance with covenants in debt agreements

The Group’s ability to meet the financial ratios and tests and comply with restrictive covenants contained in its current or future debt agreements may be affected by events such as a significant deterioration in economic or market conditions in the Group’s major markets or by a significant change in foreign currency exchange rates which resulted in a material adverse change in the financial position of the Group. As a result, there can be no assurance that the Group will be able to remain in compliance with those covenants or that, in such circumstances, its lenders will be willing to waive or amend any covenants. In the event of a default under any of its financing arrangements, the Group’s lenders could terminate their commitments to lend to the Group or accelerate the repayment of debt and declare all amounts borrowed due and payable. If any of these events occur, there can be no assurance that the Group’s assets would be sufficient to repay in full all of its indebtedness or that it would be able to find alternative financing to enable it to continue operations. Even if the Group could obtain alternative financing, there can be no assurance that it would be on terms that are favourable or acceptable to the Group. For additional information regarding the Group’s indebtedness and a summary of its material debt agreements, see Item 5 – “Operating and Financial Review and Prospects – Liquidity and capital resources”.

Precious metal consignment arrangements

The Group’s precious metal fabrication operations utilise significant quantities of precious metals, primarily gold by value. These metals are held on consignment under arrangements whereby the consignor retains title to the metal and has a right of physical return of the metal without penalty. As the consignors retain title and the associated risks and benefits of ownership under these arrangements, neither the value of the physical metal nor the associated liabilities are recorded in the Group’s balance sheet. The utilisation of consigned precious metals is established practice in the precious metals industry. Consignors are party to either committed or uncommitted arrangements. Under uncommitted arrangements, the consignor is under no obligation to supply the precious metal to the division’s fabrication operations and has the right, with limited or, in some cases, no notice, to demand physical return of its consigned metal. If uncommitted precious metals consignors decide to reduce or withdraw the facilities for whatever reason, whether related to the Group or otherwise, or require a return of the consigned metal, the Group’s precious metal fabrication operations may suffer shortages of raw materials or may require precious metals to be supplied in a way which would increase Group borrowings and costs and have a material adverse effect on the Group’s financial condition or on its ability to compete. For additional information regarding the Group’s consignment arrangements, see Item 5 – “Operating and Financial Review and Prospects – Liquidity and capital resources”.

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

Raw materials

Tin, fibreglass cloth, resins, solvents, alumina, copper, graphite, silver and gold are among the principal raw materials that the Group uses. The Group’s businesses may be affected by fluctuations in the price and supply of such raw materials. The Group’s ability to pass on increases or decreases in the cost of raw materials to its customers is, to a large extent, dependent upon market conditions and terms of trade. In addition, some of the raw materials the Group uses may become scarce or unavailable. If the Group cannot obtain suitable and cost effective substitutes, there could be a material adverse effect on the Group’s business and results of operations. While the Group does have in place policies to purchase from more than one supplier where feasible and there are alternative sources of supply for most of its raw materials, there can be no assurance that the Group will continue to be able to secure adequate raw materials at commercially appropriate prices.

Product liability

A large proportion of the Group’s products is used in the manufacturing processes of the Group’s industrial customers. If a product of the Group or the Group’s industrial customer does not conform to agreed specifications or is otherwise defective, the Group may be subject to claims by its customers arising from end-product defects, damage to production equipment of its customers or other such claims. In addition, a number of the Group’s products are incorporated into products sold directly or indirectly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by UK, US and other authorities and potential liabilities to consumers of these products, even if the Group did not itself provide these products directly to consumers.

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

Operational risks

The Group has in excess of 110 manufacturing facilities based primarily in the USA, Europe and Asia-Pacific. These facilities are subject to a variety of operational risks, the occurrence of which could result in a substantial interruption to a facility and a potential loss of customers and sales. These risks include the failure of equipment, natural disasters, compliance with customer quality control requirements and the need to comply with directives of, and maintain all necessary permits from, government agencies. In addition, the Group’s facilities may be materially adversely affected by raw material supply disruptions, labour force shortages or work stoppages and events impeding or increasing the cost of transporting the Group’s products. The occurrence of major operational problems may have a material adverse effect on the respective facilities experiencing such problems and on their results of operations and productivity and on the profitability of a particular manufacturing facility, though not necessarily on the Group as a whole.

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

Intellectual property rights

The Group relies on a combination of trade secrets, patents, confidentiality procedures and agreements and copyright and trade mark laws to protect its proprietary rights. The existence of complex factual and legal issues may give rise to uncertainty as to the validity, scope and enforceability of a particular patent or practice. If the Group fails to protect, maintain and enforce its existing intellectual property, it may result in the loss of the Group’s exclusive right to use technologies and processes which are included or used in its businesses. In addition, the laws of certain foreign countries in which the Group operates may not protect proprietary rights to the same extent as those of the UK or the USA.

The Group has applied for patents in a number of jurisdictions, including in Europe and the USA. These applications are at various stages in the application process and patents may not be issued, or may be issued in a form narrower than the Group’s applications. If some of the patents or patent applications are not granted, expire or are successfully attacked, the Group may be unable to exclude competitors from using the technology covered by them. The Group has also acquired patents and patent applications from other parties. The Group could become subject to lawsuits in which it is alleged that it has infringed the intellectual property rights of others or the Group could commence lawsuits against others whom it believes are infringing upon its rights. The Group’s involvement in intellectual property litigation could result in significant expense, and/or materially adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of the Group’s technical and management personnel.

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

Risks related to Cookson Group plc’s shares

Price volatility

The trading price of Cookson Group plc’s ordinary shares may be volatile and subject to wide fluctuations. The ordinary share price may fluctuate as a result of a variety of factors, including the operating and share price performance of other companies in the industries and markets in which the Group operates; speculation about the Group’s business in the media or the investment community; changes to the Group’s sales or profit estimates; the publication of research reports by analysts; and general market conditions.

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

History and development of Cookson

Cookson is a leading materials technology company that provides materials and services to customers worldwide. The Group traces its history back to 1704, with the Cookson Group name having been adopted in 1982. The current senior management team came together in 1997 and has guided the Group through a significant transformation from a diverse industrial conglomerate to the focused materials technology company it is today.

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

•	Electronics Cookson’s Electronics division is a leading provider of materials and services to fabricators and assemblers of printed circuit boards (PCBs) and to the semiconductor packaging industry. It also supplies specialist materials for non-electronic applications. During 2003, the Electronics division contributed 37% of the Group’s total turnover from continuing operations.

•	Ceramics Cookson’s Ceramics division is a world leader in the development, manufacturing and marketing of high performance speciality refractory products. These products are highly specialised, mainly consumable flow control and heat containment products used in demanding applications, primarily in the iron and steel industry, and in industries that require refractory material for high temperature, abrasion-resistant and corrosion-resistant applications, such as the glass-making and foundry industries. During 2003, the Ceramics division contributed 44% of the Group’s total turnover from continuing operations.

•	Precious Metals Cookson’s Precious Metals division is a leading supplier of precious metals fabricated into casting grains, wire, sheet, tubing, chain and jewellery components known as “findings”. It is also a manufacturer of semi-finished and finished jewellery items. During 2003, the Precious Metals division contributed 19% of the Group’s total turnover from continuing operations.

Cookson Group plc is a registered public limited company organised, registered and domiciled under the laws of England and Wales (registration no. 251977). Cookson Group plc was incorporated on 12 November 1930. The Group’s principal executive offices are located at 265 Strand, London, WC2R 1DB, England and its telephone number is +44 (0)20 7061 6500. The headquarters of the Electronics, Ceramics and Precious Metals divisions are located in Providence, Rhode Island, USA; Brussels, Belgium; and Providence, Rhode Island, USA, respectively.

Cookson’s ordinary shares are listed on the Official List of the UK Listing Authority and trade on the London Stock Exchange under the symbol “CKSN.L”. Cookson also has American depositary receipts traded in the USA over-the-counter under the symbol “CKSNY” with Citibank acting as depositary.

Group strategy

Cookson’s objective is to be a leading, global provider of materials, enabling technology and process improvements for its customers in each of its three divisions. The Group’s strategy requires that each division distinguishes itself from its direct competitors by offering a broad range of high quality products, enhanced by a full service and technical support package.

Management believes that each of Cookson’s businesses must have the potential and the capability to achieve the following criteria:

•	market and technological leadership;

•	above average growth;

•	global reach;

•	robust cash flow; and

•	returns, over time, exceeding the Group’s cost of capital.

Specifically, in the near-term, management intends to focus on:

•	Growing the Electronics division The Board believes that the Electronics division is likely to be the main driver of the Group’s growth, both in the near-term and for the foreseeable future. Management anticipates that this growth will occur organically and through limited acquisitions. Management believes the organic growth will come from the recovery in volumes from the severely depressed 2001-2002 levels that began in the second half of 2003; the benefits of a considerably reduced operating cost base; new products and integrated package offerings and introductions; and increased penetration of the rapidly developing electronics markets, particularly in Asia-Pacific. Where acquisitions are pursued, they are likely to be of smaller entities that have developed sound and innovative technology which will supplement the division’s own technology and product development capabilities.

•	Creating and enhancing value in the Ceramics division After completing a period of significant integration activity following the acquisition in 1999 of Premier Refractories International Inc. (“Premier”), the Ceramics division intends to focus on generating organic growth and enhancing margins by extracting the benefits from this activity; continuing new product development; building on its capability to offer product and service packages; increasing its penetration of emerging markets, particularly in China, India, Russia, Ukraine, Eastern Europe and South America; and exiting insufficiently profitable product areas. Small, bolt-on acquisitions will also be pursued as necessary.

•	Improving performance of the Precious Metals division Following a challenging year in 2003, the focus of the Precious Metals division will be on defending and improving its leading market positions; expanding its product range and the markets it serves; and achieving further operational efficiencies.

•	Operational excellence and cash generation In addition to pursuing the strategies above, the Group’s management will remain focused on productivity, working capital levels, cash flow generation and investment returns to ensure that all operations remain as efficient as possible.

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

Structure of the Cookson Group

Operating structure

Cookson Group plc is the parent holding company of a group of companies. Cookson has 32 direct and indirect holding companies and over 200 trading entities and participates in several joint ventures and strategic alliances. In 2003, Cookson had turnover from continuing operations of £1,624 million and 15,653 employees at the end of that year (2003 average: 16,472). The Group operates in more than 35 countries and sells its products and services in over 100 countries. Cookson currently has more than 110 manufacturing facilities, supported by networks of sales and distribution locations. The Group is organised into three principal operating divisions – Electronics, Ceramics and Precious Metals.

Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of Cookson Group plc and the countries in which they are incorporated are as follows:

*Cookson America, Inc., USA

  Cookson Australia Pty Ltd, Australia

*Cookson Ceramics Ltd, England and Wales

  Cookson (Europe) SA, Switzerland

  Cookson Fukuda Ltd, England and Wales (50%)

*Cookson Investments, Inc., USA

*Cookson Investments Ltd, England and Wales

*Cookson Singapore Pte Ltd, Singapore

  Cookson Overseas Ltd, England and Wales

*Electroplating Engineers of Japan Ltd, Japan (50%)

*Fry’s Metals Inc., USA

*Polyclad Laminates, Inc., USA

*Stern/Leach Company, USA

*Stern Metals, Inc, USA

*Vesuvius Crucible Company, USA

*Vesuvius U.S.A. Corporation, USA

*Wilkes-Lucas Ltd, England and Wales

Where marked with an asterisk(*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2003. All the above are wholly-owned, unless otherwise stated.

Geographic breakdown of operations

The geographic breakdown of Group turnover from continuing operations by customer location for the financial years ended 31 December 2003, 2002 and 2001 is summarised in the table below and has been extracted without material adjustment from the financial information of the Group set out in the consolidated financial statements included elsewhere in this annual report.

Turnover by geographic location of customer(1)(2)

	Year ended 31 December
	2003 £m	2002 £m	2001 £m
Location
USA	519.6	536.2	651.0
Continental Europe	471.2	457.1	530.7
Asia-Pacific	331.5	331.8	287.9
Rest of the World	178.0	172.6	173.2
United Kingdom	123.6	135.4	158.7

Continuing operations	1,623.9	1,633.1	1,801.5
Discontinued operations	57.8	158.8	297.9

Total	1,681.7	1,791.9	2,099.4

Notes:

(1)	Turnover includes the Group’s share of joint ventures.

(2)	Comparative figures have been restated for disposed businesses.

Cookson Electronics division

2003 percentage of Group sales of continuing operations	37%
Number of employees as at 31 December 2003	4,837 (2003 average: 4,983)
Principal operating locations	The Americas, Europe and Asia-Pacific
Number of manufacturing facilities	40

Business description

Cookson Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards (“PCBs”), assemblers of semiconductor packages and the electrical and industrial markets. The end-markets for customers’ products are the avionics, automotive, computing, industrial coatings, industrial electronics, joining materials, military electronics, semiconductor and telecommunications markets. Cookson Electronics comprises three sectors: Laminates, Chemistry and Assembly Materials.

Cookson Electronics delivers integrated process solutions by providing products and services to its customers across their manufacturing processes.

Laminates

The Laminates sector supplies one of the industry’s most comprehensive ranges of laminates and other materials used in the fabrication of PCBs. Operating under the name Polyclad, the sector manufactures high performance laminates, prepregs and other substrate materials used in the fabrication of the structure of a PCB. Polyclad’s technologies aim to enhance thermal performance, reduce process cycle times, increase reliability, reduce costs and improve yields.

The Laminates sector, which contributed 19% of the Electronics division’s turnover from continuing operations in 2003 (2002: 19%), operates primarily in North America, Europe and Asia-Pacific and is headquartered in Londonderry, New Hampshire, USA.

Chemistry

The Chemistry sector manufactures speciality chemicals for the electronics and surface metal finishing industries, primarily under the name Enthone. Amongst the main products for PCB fabrication are photoresists, etching chemicals and metallisation chemicals. Enthone is also a leading supplier of chemicals to the semiconductor wafer fabrication market for use in the copper damascene process.

Enthone also supplies products for other applications such as performance coatings for high-density computer memory disks, metallic coatings to shield plastic housings of electronic devices against electromagnetic interference and high performance coatings for electronic connectors. It is a leading provider of corrosion, wear-resistant and decorative coatings for numerous non-electronic applications including: electroless nickel for corrosion protection and wear-resistance of automobile parts, oil and gas industry equipment, medical instruments and aerospace components; coatings and topcoats to protect ferrous metals; and decorative finishes for automobiles, furniture, household appliances, jewellery and other precious metals products.

The Chemistry sector, which contributed approximately 41% of the Electronics division’s turnover from continuing operations in 2003 (2002: 39%), operates primarily in North America, Europe and Asia-Pacific and is headquartered in West Haven, Connecticut, USA.

Assembly Materials

The Assembly Materials sector is a leading global supplier of materials to assemblers of PCBs and the semiconductor packaging industry. It also supplies non-electronic, industrial markets.

The sector’s products are used primarily to attach electronic components, such as semiconductors and capacitors, onto bare PCBs and to form the necessary electrical and physical connections between the board and its components. Principal product lines in PCB assembly include: solder (bar, paste, powder and spheres); fluxes; adhesives; cleaning chemistries; and stencils. The Assembly Materials sector supplies the semiconductor packaging industry with epoxy moulding compounds, underfill, encapsulant materials and solder spheres used to connect the package to the PCB and to provide electrical and thermal insulation and also supplies certain industrial applications. Also part of this sector is SCS, which provides conformal coating services to a number of industries.

The Assembly Materials sector contributed approximately 40% of the Electronics division’s turnover from continuing operations in 2003 (2002: 42%). It has operations located in North America, South America, Europe and Asia-Pacific and is headquartered in Jersey City, New Jersey, USA.

Industry overview

Market characteristics

The value of global end-market sales in the electronics industry is estimated to be around $900 billion. The industry’s products touch nearly every facet of day-to-day life. Although the electronics industry is cyclical, it is considered to be a high growth industry. Following a cyclical peak in 2000, the industry suffered from an acute and unprecedented downturn in 2001 and 2002, with a broad recovery in the global industry beginning to take hold in the second half of 2003.

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

Complementing this group of OEMs are contract equipment manufacturers (“CEMs”), who produce products for many OEMs and for companies which consider their core competency to be design, distribution and marketing of technologically advanced products rather than manufacturing. The CEM segment of the electronics manufacturing industry has grown significantly over the last decade as OEMs have outsourced more of their production. The growth in this segment has come largely through the acquisition of existing OEM manufacturing facilities by CEMs and the increase in the number of electronic devices used by consumers and industry.

The manufacture of electronic goods effectively begins with the semiconductor fabrication and component manufacturing processes. The semiconductor market is a high growth, cyclical market, with a sales value in excess of $160 billion in 2003. Cookson supplies products such as copper plating and wafer-bumping chemistry, epoxy moulding compounds, underfill, encapsulant materials and solder spheres to this market.

To produce any electronic device, semiconductors and other components such as resistors and transistors need to be attached to a bare fabricated PCB. Bare PCBs are produced by both OEMs and independent manufacturers. The Electronics division provides laminates and chemicals to PCB fabricators.

The general trend is for merchant or independent manufacturers to supply bare PCBs to both OEM and CEM assemblers, unless there is a significant technical reason requiring the OEM to protect its printed circuit design in which case the OEM produces its own bare boards. PCB assemblers attach the semiconductors and components to the bare boards to make the finished PCB. Cookson Electronics supplies materials such as solders, fluxes and adhesives, and services to enable OEMs and CEMs to assemble finished PCBs.

Finished PCBs are used as components in the assembly of end-market products such as computers and mobile phones.

Electronics market trends

Management estimates that the electronic materials markets served by its products are valued according to sales at approximately $6 billion.

Despite the severe downturn experienced by the electronics industry in 2001 and 2002, the industry began to show signs of recovery in 2003. Management believes the electronics materials market remains a growth industry for the long-term, driven by increasing levels of electronic content in consumer, automotive and industrial applications. Management expects the continued demand for communications and computing applications to sustain demand for electronic goods.

There are a number of trends across the global electronics manufacturing industry that the division’s management believes will support long-term growth, including: the rate of change in increased functionality; the speed of data transmission; the portability of electronic devices; and the continual reduction in cost per feature. Additionally, the rate of customer consolidation and geographic expansion, particularly in Asia-Pacific, provide further avenues for growth for large global players.

Competitive environment of the electronics industry

The Electronics division does not have any competitor that competes with it across all of its businesses, but faces competition in each of its individual markets from a number of companies. Innovation, global presence and scale drive competition in the electronics industry. The demand for products to be smaller, faster, lighter and cheaper requires a competitive response which addresses operational efficiency, global standards and improved end-use performance. These result in relatively high barriers to entry, including:

•	Scale Customer consolidation has resulted in a desire for fewer, larger, full service suppliers. As customers consolidate and reduce costs they need suppliers which can deliver a complete range of products and services on a global basis.

•	Operational efficiency The ability to operate in low cost markets and to drive innovative process improvements requires customers to seek suppliers that can improve efficiency and solve the complex engineering issues that arise out of manufacturing around the world.

•	Cost of innovation The global customer wants state-of-the-art materials and processes that enable it to reduce the total cost of manufacturing. Today, the ability to design new products, obtain customer qualification and deliver this with a consistent level of quality on a global basis is essential to meeting customers’ demands. Additionally, the ability to invest in new technologies such as environmentally friendly manufacturing is essential. The significant resources required for this commitment limit the position of small and regional competitors.

Management believes that the Group’s Electronics division is in a strong competitive position for the following reasons:

•	Precision manufacturing In order to achieve increased functionality, manufacturing techniques require increased precision in component manufacture and increased PCB features, such as higher layer counts with finer lines and tighter spacing. Additionally, very accurate placement and joining capabilities are required. To address these requirements, the division provides, amongst other products, patented semiconductor materials for new copper metal component manufacture, ultra-thin high performance laminate substrates for PCBs and high speed and tight tolerance soldering products.

•	Asia-Pacific presence Management believes that the division’s established infrastructure in the Asia-Pacific region means it is well placed to meet the needs of its customers – both global and domestic – in that region. All three sectors have a significant manufacturing and distribution presence in Asia-Pacific, including China where rapid expansion is occurring. By the end of the fourth quarter of 2003, Asia-Pacific contributed some 40% of the division’s total turnover.

•	Reduced cost base The division has significantly reduced its cost base in response to the unprecedented industry downturn in 2001 and 2002, particularly in the Laminates sector in the USA and Europe which were the hardest hit by the downturn.

•	Strong customer relationships The division has developed strong relationships with its major multinational customers and believes it is able to transfer its knowledge and service skills to any geographic markets that those customers may enter. Cookson Electronics launched a new customer-focused education and marketing programme in 2003 called “Shared Intelligence” which is designed to enhance the division’s ability to solve its customers’ problems.

Whilst innovation in electronic end market products is often rapid, innovation in electronic materials is predominantly of an evolutionary nature. Management believes this also reduces the risk that substitute products could make the Electronics division’s products obsolete.

Suppliers, sales and distribution

The Electronics division obtains raw materials from a variety of suppliers. Some raw materials are globally traded commodities (e.g. copper, tin) and others are proprietary products (e.g. epoxy for moulding compounds and fibreglass cloth). While these proprietary products do not represent a significant part of the division’s raw material purchases, there is some exposure to pricing pressure from the suppliers of such products.

Cookson Electronics sells to its customers through a variety of channels, although it has direct relationships with all of its major customers. Some Cookson Electronics products are sold through third party distributors but the majority are sold directly to customers.

Cookson Ceramics division

2003 percentage of Group sales of continuing operations	44%
Number of employees as at 31 December 2003	8,624 (2003 average: 8,548)
Principal operating locations	The Americas, Europe and Asia-Pacific
Number of manufacturing facilities	62

Business description

Known throughout its markets as Vesuvius, Cookson’s Ceramics division is the world leader in the supply of advanced flow control refractory products to the iron and steel industry. It is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes.

The division operates in four sectors: Iron and Steel; Glass; Foundry; and Industrial Processes.

Iron and Steel

The Iron and Steel sector supplies refractory products which control and protect the stream of molten steel through the continuous casting process. To cast high grade steel, the flow of steel through the caster must be protected from contamination and the flow-rate must be precisely controlled. Each flow control product must be capable of withstanding the enormous thermal and mechanical stresses associated with a process that operates at temperatures of up to 1600°C. The sector also supplies lining materials for the major steelmaking vessels, including furnaces, converters, ladles and tundishes. Key products include ladle shrouds, slidegate refractories, submerged entry shrouds, tube changers and monolithic and brick lining.

The Iron and Steel sector contributed 65% of the Ceramics division’s 2003 turnover from continuing operations (2002: 65%) and has operations primarily in the Americas, Europe and Asia-Pacific.

Glass

The Glass sector is a leading manufacturer of refractory products used in both glass production and glass treatment. Key products include fused cast blocks for the lining of glass melting furnaces, tin bath blocks used in the float glass process and tempering rolls used in glass tempering. The sector is also the world’s leading supplier of crucibles used in the production of photovoltaic cells for solar energy.

The Glass sector contributed 11% of the Ceramics division’s 2003 turnover from continuing operations (2002: 11%) and has operations in the USA, Europe and Asia-Pacific.

Foundry

The Foundry sector supplies non-ferrous and ferrous foundries with an extensive range of refractories. Key products include monolithic and brick linings for furnaces, flow control products, crucibles used to melt and transfer molten metals and ceramic filters which reduce flaws and control turbulent flow during mould filling.

The sector contributed 8% of the Ceramics division’s 2003 turnover from continuing operations (2002: 11%) and has operations in the USA, Europe and Asia-Pacific.

Industrial Processes

The Industrial Processes sector supplies a wide variety of applications for a diverse range of industries, including hydrocarbon processing, cement, petrochemical, mineral processing and incineration. Products include monolithics, bricks and other refractory specialities such as ceramic fibres and carbon products.

The Industrial Processes sector contributed 16% of the Ceramics division’s 2003 turnover from continuing operations (2002: 13%) and has operations in the USA and Europe.

Industry overview

Refractory products used in the iron and steel industry

Steel can be produced in two ways: by processing iron ore using the integrated route or by melting scrap steel in an electric arc furnace. Molten steel must then be cast into semi-finished steel preforms, such as billets, blooms or slabs, by either a continuous casting or ingot casting process. Refractories are products that enable both processes to work and be refined as necessary. Refractories are required to withstand the corrosive properties and thermal shock of molten iron and steel at temperatures of up to 1600oC at various stages of the manufacture and casting of iron and steel. A wide range of refractory products are used in iron and steel-making. Refractories address two main areas:

•	Raw iron and steel production Lining refractories are used to protect the metal shell of steel-making vessels from high temperature molten iron or steel. These linings, either monolithics or bricks, have applications in coke ovens, hot blast stoves, blast furnaces, transfer ladles, basic oxygen furnaces and electric arc furnaces.

•        Continuous casting Three main groups of refractory consumables are used in the continuous casting process:

•	Linings for ladles and tundishes (including bricks and monolithics used as linings for insulation, safety and to protect the working surface of the vessel);

•	Stream protection products used to facilitate the flow of molten steel and to prevent oxidation of the metal whilst it is being transferred from the ladle to the tundish (e.g. ladle shrouds) and from the tundish to the mould (e.g. submerged entry shrouds and submerged entry nozzles); and

•	Flow control refractories and systems which are custom-designed to optimise the performance of the ladle and the tundish. These can make a significant contribution towards improving the quality of the cast steel and the productivity of the steel casting plant.

The majority of these products are consumable (i.e. have a relatively short working life, sometimes as short as 4-5 hours) and are key components of the continuous casting process as they can have a major impact on both plant efficiency and steel quality.

The Ceramics division is the leading global supplier of stream protection and flow control refractory systems for iron and steel production and it is a significant player in linings for ladles and tundishes.

Refractory products used in the glass industry

The glass industry uses refractories for melting furnace and regenerator systems and in glass treatment processes.

•	Melting furnace and regenerator systems Refractories used in glass production need to withstand similar temperatures to those for iron and steel applications but must address different issues arising from the different chemical properties of the raw materials used in glass. The refractories usually last for the full life of the melting furnace, which is currently around 10-12 years in the production of container and flat glass.

•	Glass treatment These processes operate at lower temperatures and require several different types of refractories such as rolls and cooling and shaping aids.

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

The Ceramics division produces a variety of products for the above applications.

Refractory market trends

Over the last decade, world production of steel has grown by an average of 2% per annum and in 2003 world steel production amounted to 965 million tonnes. In 2003, approximately 13% of the world’s steel was produced in North America and 17% in the European Union. Asia-Pacific contributed 44% of world production in 2003, of which China, the world’s largest producing country, produced 23%.

About 85% of world steel production is made by the continuous cast process with the balance of production being in ingots. However, this proportion varies between markets. Generally, in the developed world markets, over 95% of production is continuously cast whereas in some less developed but nonetheless large markets, such as Russia and Ukraine, as little as 40% of steel production is continuously cast.

Several trends suggest that the historic dominance of iron and steel production in North America, Western Europe and Japan is being steadily eroded. These trends include:

•	Growth of steel industry in developing countries There is a growing shift in production of raw steel from mature markets towards emerging markets and regions such as China, India, Russia, Eastern Europe, South America and the Middle East as a result of local demand (particularly for automotive and construction applications), raw material availability and relatively low labour costs. Management believes that this trend provides the Ceramics division with significant further growth opportunities to consolidate and enlarge its leading market position through increased penetration into those countries.

•	Continuous casting Since its introduction in the 1960s, continuous casting has largely replaced ingot casting. Almost all new capacity is continuous casting and ingot casting capacity in developing countries is being gradually converted to continuous casting.

•	New technologies The trend is away from conventional integrated slab casters to more efficient mini-mills utilising new thin slab casting technology which reduces the processing costs of steel strips. Steel manufacturers continue to develop manufacturing technologies which result in greater efficiency and cost savings.

•	Consolidation and privatisation Historically, the steel industry in many countries outside the USA has been state-owned and operated. Current trends are towards private ownership and, more recently, industry consolidation, particularly amongst European steel manufacturers. The latter has been driven by the need to rationalise capacity, increase efficiency and to concentrate supply sources. In the USA, the trend towards consolidation is more recent and has occurred in response to both imports and uncompetitive domestic practices which have had a dramatic impact on the profitability and solvency of the US steel industry.

•	Focus on quality The drive for increased productivity and higher quality steel also requires more metallurgical treatment in the ladle. This is also increasing the market for high technology refractories in the secondary steelmaking stage (i.e. rolling of preforms into final shapes).

The Ceramics division has one global competitor across its full range of iron and steel product lines (the Austrian-based RHI AG) and other competitors who compete with certain of its products on a regional basis in iron and steel, glass, foundry and industrial processes. Given the division’s market position and global reach, management believes that the Ceramics division is well placed to take advantage of these trends for the following reasons:

•	Growth of steel industry in developing countries The Ceramics division has an established manufacturing or distribution presence in all of the key emerging markets. As more of the capacity in those markets is converted to continuous casting, steel producers in those regions will require the division’s advanced refractory products.

•	Continuous casting The growth of continuous casting favours the consumption of greater volumes of high performance refractory consumables such as flow control and stream protection products which play to the Ceramics division’s strengths.

•	New technologies The Ceramics division, with its extensive research capability and industry knowledge, is well placed to take advantage of the move towards new technologies, such as thin slab and direct strip steel production, which require different and more complex refractory solutions to those employed by more traditional steelmaking methods.

•	Consolidation and privatisation The Ceramics division’s leading, global market position and wide product range enable it to offer product and service packages and solutions on a large, integrated, cross-border basis to satisfy the needs of, and to provide full line refractory management capability to, global steel manufacturers with local support capability.

•	Quality Through the continuous improvement of its products, technologies and services, the Ceramics division is focused on improving process technology and quality throughout its global network of manufacturing plants.

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

Cookson Precious Metals division

2003 percentage of Group sales of continuing operations	19%
Number of employees as at 31 December 2003	2,192 (2003 average: 2,271)
Principal operating locations	USA and Europe
Number of manufacturing facilities	12

Business description

Cookson Precious Metals is a leading manufacturer of fabricated precious metal products for the jewellery industry. Unique in its ability to span all three stages of the jewellery manufacturing value chain – from semi-finished mill goods to components to finished items – the division’s success has been based on developing strong relationships with its customers, involving close collaboration to meet accelerated jewellery fashion cycles. Metals used include gold, silver and platinum.

Products manufactured by Cookson Precious Metals are as follows:

Semi-finished mill products are precious metals which have been processed into products such as sheet, wire, tubing and casting grains.

Findings and components are products manufactured out of semi-finished mill products and include beads, clasps, chain, pins, posts, earnuts and balls.

Finished goods are produced in the final stage of the jewellery manufacturing value chain. They include earrings, rings and chains. Other finished goods supplied by Cookson Precious Metals include ear-piercing systems, recognition award and incentive jewellery, sterling silver giftware and objets d’art.

Customers – both direct and indirect – include the world’s leading designer jewellers, jewellery manufacturers, mass market retailers, high street jewellers, independent craftsmen, artisans and goldsmiths. The division is also a leading supplier of blanks for coins and medals to the US Mint and of trophies and other recognition awards to leading sports teams and companies.

Industry overview

Gold is the primary precious metal measured by value used in jewellery production. The most important other precious metals used are silver, platinum and palladium. Around 80% of the world’s annual gold production by volume is used in the fabrication of jewellery products. In 2003, some 3,000 tonnes of gold bullion were fabricated into jewellery products. Gold bullion production and jewellery fabrication do not always occur in the same geographic regions. For example, Africa is the largest net exporter of gold bullion, and Europe is a large net importer. However, Europe is a large net exporter of fabricated jewellery products, and North America is the largest net importer of fabricated jewellery products.

The process of converting gold bullion, silver or platinum into a finished jewellery product for the end consumer involves four main steps, each of which adds value to the basic metal:

•	gold is initially converted into semi-finished products through a variety of milling techniques, which are sold to manufacturers of finished jewellery;

•	these manufacturers convert semi-finished products into components to suit their specific needs, using some of the products in their own finished jewellery production and selling some on to smaller, independent and artisan jewellery manufacturers;

•	the components are then turned into finished products and sold to a variety of wholesalers and retailers, serving all market segments from mass-retail to luxury brands; and

•	the retailers also add value to the product by way of branding, presentation, quality assurance and end customer service.

Jewellery market trends

As discussed above, demand for products differs across geographic markets. However, some trends are affecting the industry generally:

•	Gold price Since the start of 2002 the gold price has risen from under $300 per ounce to over $400 per ounce. This price increase has tended to be sporadic rather than gradual, with a number of distinct “spikes” occurring often in response to the wide geographical or economic climate. Such volatility in the price of gold can dissuade wholesalers and retailers from holding inventories containing gold, as was the experience of the US jewellery industry in 2003.

•	Customer preferences The jewellery industry is fashion-led and customer preferences and fashions change over time. Most recently, while metal jewellery items (such as silver, white gold and platinum) have been favoured over traditional yellow gold.

•	Consolidation Consolidation and increased sophistication in the retail industry has increased demand for services as well as competitive pricing, which will favour larger players, such as Cookson, that can offer full service and product range capability.

•	Mass market The mass-market segment is the fastest growing consumer segment. This offers opportunities for larger players which have a broad product portfolio and efficient large-scale production and distribution capabilities.

•	Changing cycles Fashion cycles in the jewellery industry have been accelerating, requiring manufacturers to bring new designs to market more quickly in order to meet shorter term demands. Accelerating cycles also require manufacturers to develop more efficient design, production, distribution and inventory management processes, again favouring larger players with the scale to warrant the investment in information technology that can address the market’s needs.

Management believes that Cookson, as a large player in the industry, is well-positioned to take advantage of these trends.

Competitive environment of the jewellery market

In the USA and Europe, the division’s key jewellery markets, the manufacture of jewellery is highly fragmented. For each of its product groups and in each of its geographic markets, Cookson is a leading player in the manufacture of semi-finished products and components. The division does not have any competitor that competes with it across all of its markets, but faces competition in each of its individual markets from a number of companies.

Management considers the key criteria for success to be the following:

•	Technological differentiation The ability to manufacture, develop and produce these products using new technologies to increase the customer’s efficiency and range of application can command premium pricing and a greater share of individual customer’s business.

•	Product and service differentiation The ability to address multiple issues faced by customers creates significant advantage for large scale, sophisticated producers.

•	Cost efficient manufacturing The ability to use industrial production techniques rather than those of the artisan allows a manufacturer to meet the needs of the fast growing mass-market segment.

•	Time to market The ability to bring new products to market quickly is becoming increasingly important in order to accommodate the accelerating fashion cycles.

Management believes that the Precious Metals division’s business has developed significant capabilities across all four of these key criteria.

The potential exists for increased volumes of semi-finished and finished jewellery to be manufactured in low labour cost economies rather than in Cookson’s main production areas in the USA and Europe. Management believes for the following reasons that the impact of this trend can be mitigated:

•	Security Rigorous security is a significant factor in the efficient manufacture of jewellery products since the products are small but have a high value. Security procedures are more difficult to implement where transportation across large distances and across borders is involved.

•	Available financing Precious metal consignment facilities are not as readily available to support developing country manufacturers as in developed countries.

•	Distribution costs Distribution costs from offshore manufacturing sites can significantly diminish some labour cost advantages.

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

Cookson rarely acquires the precious metals it uses. Rather, it usually obtains the precious metals from its customers or on consignment from one of a group of consignor banks or precious metal trading houses with whom it has an existing consignment relationship. Cookson does not take ownership of the metal, meaning it has minimal exposure to price fluctuations; the risk remains with the customer or the consignor. For further information about the consignment facility, see Item 5 – “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

The customer base of the division is fragmented. Although there are some significant customers with power over pricing terms, many are smaller manufacturers, goldsmiths and artisan jewellers. Their ability to dictate aggressive pricing terms is relatively limited, although they are assured of good value by the proliferation of suppliers they can approach. Sales to customers are made directly from service centres that the division operates in various jewellery manufacturing centres. Additionally, catalogues and websites generate significant sales for the division.

Note regarding recent press comment on the disposal of Cookson Precious Metals

The following is the text of a press release made by Cookson on 15 March 2004:

“Cookson Group plc notes the recent press speculation regarding a disposal of its Precious Metals businesses.

The Board of Cookson confirms that it is in the early stages of evaluating the various strategic options open to it in respect of its Precious Metals division. No decision has been taken regarding which option it will pursue.”

This remains the case as of the date of this report.

Research and development

The Group is committed to achieving technological improvement of its business processes and products so that it will continue to be competitive in each of its markets in terms of quality and cost, thereby improving margins and sales. In 2003, expenditure on research and development, as defined by the UK Statement of Standard Accounting Practice No.13 (Revised), amounted to £32.3 million (2002: £33.0 million; 2001: £40.6 million).

Electronics division

The Electronics division’s research and development expenditure as a percentage of turnover from continuing operations was 2.0% in 2003 (2002: 2.1%; 2001: 2.8%). The division has 12 research and development facilities located in the USA, Europe and Asia-Pacific which employ 125 R&D professionals.

Ceramics division

The Ceramics division’s research and development expenditure as a percentage of turnover from continuing operations was 1.9% in 2003 (2002: 1.5%; 2001: 1.4%). The division has 8 research and development facilities and 190 R&D professionals located in the USA and Europe.

Precious Metals division

The Precious Metals division’s research and development expenditure as a percentage of turnover from continuing operations was less than 0.1% in 2003 (2002: 0.1%; 2001: 0.4%). The nature of the division’s activities does not necessitate the extensive research and development support required by the Electronics and Ceramics divisions.

Property, plant and equipment

Cookson owns or leases land and buildings and plant and machinery throughout the world, the principal regions where operating locations are situated being the USA, Asia-Pacific, Continental Europe and the UK. As of 31 December 2003, owned property and plant and equipment were included in the consolidated balance sheet at a net book value of £100.1 million and £212.7 million, respectively.

A brief description of each of the properties that is material to the Group as a whole is set forth below:

•	Polyclad Laminates, Inc. owns an 86,900 square foot property at Franklin Industrial Park in Franklin, New Hampshire, USA. The majority of this property is used for manufacturing and warehouse purposes with the remainder used for laboratory and office space.

•	Fry’s Metals Inc. owns a 174,000 square foot property in Jersey City, New Jersey, USA. This property is used primarily for manufacturing, office and laboratory space.

•	Polyclad Laminates Taiwan Company Limited owns a 194,000 square foot property in Taoyuan, Taiwan. This property is used primarily for manufacturing purposes.

•	The Stern/Leach Company owns a 220,000 square foot property in Attleboro, Massachusetts, USA. This property is used primarily for manufacturing purposes.

Commitments for capital expenditure as at 31 December 2003 were £9.8 million.

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

Management believes its property, plant and equipment to be adequate for their respective purposes and suitably utilised according to the individual nature of each property and the requirements of the businesses conducted within each one.

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

Cookson has various trade mark registrations and pending applications for registration. The registrations and applications for registration include those for the marks “Cookson”, “Vesuvius”, “Polyclad” and “Enthone” in a number of jurisdictions.

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

The following discussion of the financial condition and results of operations of Cookson Group plc should be read in conjunction with the consolidated financial statements and related notes thereto located elsewhere in this document. The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to Cookson, together with a reconciliation of the Group’s net loss and shareholders’ equity to US GAAP for the years ended, and as at, 31 December 2003, 2002 and 2001 as applicable, see note 33 to the consolidated financial statements.

Note 33 also details the differences in presentation of the consolidated profit and loss account and the Group’s rationale for presenting its results in the formats contained herein.

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

Market overview

Electronics

During the second half of 2003, a broad recovery in the global electronics industry began to take hold with demand increasing across many end markets. The improving condition of worldwide economies in general, and the USA in particular, also had a positive impact on electronics production. Computing and communications equipment continued to be the main drivers of the industry. Personal computer shipments increased during the course of the year whilst shipments of mobile handsets grew strongly, achieving record levels in the fourth quarter of 2003. The consumer electronics markets were strong and demand for automotive, industrial, medical and military electronics also improved in the second half of 2003.

The electronics materials industry, which is at the “front end” of the manufacturing chain for these end markets, and in which Cookson Electronics is a leading player, was led out of its two and a half year depression by semiconductor manufacturing which showed signs of recovery in the first half of 2003. This, in turn, resulted in a resurgence in demand for Cookson’s PCB fabrication materials in the fourth quarter of 2003, particularly for laminates which usually lag changes in output of semiconductors by several months.

The division’s customer base continued to migrate to Asia-Pacific during 2003; this region accounted for 36% of the Electronics division’s sales in 2003 and in the fourth quarter rose to some 40%. The strongest growth in end market production in this region was in China which grew by around 25% compared to the wider Asia-Pacific region’s average growth of 10%.

The USA – which had been hit hardest by the industry downturn in terms of both end market production and in the PCB industry – experienced an improvement in the fourth quarter of the year, boosted by a recovery in computer output. European markets had fallen less severely in 2001 and 2002 than those of the USA, having been sustained by mobile handset production, and were generally flat in 2003.

Ceramics

The industries which the Ceramics division principally serves experienced lacklustre economic conditions in the first half of 2003. However, by the end of 2003 a recovery began to take hold in many of the division’s markets, particularly in the steel and glass industries.

Whilst global steel production increased by approximately 7% in 2003, the established steelmaking markets of the USA and the European Union were broadly unchanged compared to 2002, with improving trends evident during the latter part of the year. The rationalisation and restructuring which commenced in the US steel industry in 2001 and 2002 continued. Following a ruling by the World Trade Organisation, tariffs that had been imposed on some imports of steel into the USA were lifted, although the impact of both their introduction and removal was generally limited. Steel prices rose in the USA during the last quarter of 2003 and further increases are expected in 2004. The weakness of the US dollar has also contributed to stability in the US steel industry by making imported steel more expensive.

Asia-Pacific was the fastest growing steelmaking region, spearheaded by a 21% increase in Chinese production which accounted for 23% of the global total in 2003. Steel production also increased in other emerging markets including India, Russia, Ukraine, Brazil and the Middle East. In some of these markets, steel continues to be made using low technology methods which do not yet require the sophisticated refractory products supplied by the division. Excluding these markets, steel production in the division’s served markets grew by some 2% during 2003.

Precious Metals

In 2003, the Precious Metals businesses on both sides of the Atlantic faced significant challenges. Demand for jewellery is to a large extent determined by consumer confidence and consumer preferences. In both the USA and Europe, consumer confidence remained weak in the first half of 2003 and, although there was some improvement in the second half of 2003, the traditional holiday season sales surge was less pronounced than expected. In addition, demand for the division’s largest end market product – gold fabricated jewellery – remained relatively soft. This was due to a current fashion trend that has seen consumers favour white metal and gemstone jewellery items over karat gold items, and also to the sharply higher and volatile gold price experienced throughout 2003.

Across the US retail industry, major de-stocking programmes took place in the first half of 2003 which impacted the jewellery industry. In particular, this included inventory reductions by the major retail chains which are the division’s largest direct and indirect customer base in the USA. The impact on the division’s business is illustrated by a sharp reduction in the volume of gold processed during the first half of 2003, which was 16% lower than in the previous year.

Geographic breakdown of the Group’s results

Turnover and operating (loss)/profit by geographical location of continuing operations(1)(2)

	Year ended 31 December 2003
	Turnover £m	Operating (loss)/profit before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
USA	546.4	(1.4)	(7.4)	(19.0)	(27.8)
Continental Europe	486.1	21.4	(10.7)	(4.7)	6.0
Asia-Pacific	289.2	44.3	(3.0)	(5.7)	35.6
United Kingdom	166.2	2.8	(1.0)	(3.6)	(1.8)
Rest of the World	136.0	14.1	(0.1)	(1.7)	12.3

Continuing operations	1,623.9	81.2	(22.2)	(34.7)	24.3

	Year ended 31 December 2002
	Turnover £m	Operating profit/(loss) before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
USA	622.1	5.6	(19.1)	(22.1)	(35.6)
Continental Europe	454.0	18.9	(9.7)	(4.3)	4.9
Asia-Pacific	263.4	37.4	(0.2)	(6.6)	30.6
United Kingdom	177.9	(1.3)	(2.4)	(3.6)	(7.3)
Rest of the World	115.7	12.6	—	(1.3)	11.3

Continuing operations	1,633.1	73.2	(31.4)	(37.9)	3.9

	Year ended 31 December 2001
	Turnover £m	Operating profit/(loss) before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
USA	700.3	13.6	(22.8)	(23.2)	(32.4)
Continental Europe	521.0	24.5	(1.3)	(4.3)	18.9
Asia-Pacific	256.8	36.2	—	(6.3)	29.9
United Kingdom	202.2	(2.1)	(5.7)	(3.6)	(11.4)
Rest of the World	121.2	11.5	(1.4)	(1.2)	8.9

Continuing operations	1,801.5	83.7	(31.2)	(38.6)	13.9

Notes:

(1)	Includes the Group’s share of turnover and operating (loss)/profit attributable to joint ventures.

(2)	Comparative figures have been restated for disposed businesses.

The USA is the Group’s principal operating market and the Group’s US businesses are the largest contributors to total turnover from continuing operations, directly contributing 34%, 38% and 39% of the total turnover from continuing operations during 2003, 2002 and 2001, respectively. The sharp decline in the relative contribution of the US businesses to total Group turnover from continuing operations principally reflects poor US economic and market conditions in 2003 and 2002 compared with 2001 and the relative growth of the Group’s businesses in Europe and Asia-Pacific since 2000. This was principally attributable to improved market conditions and the effect of acquisitions.

In general, the Asia-Pacific businesses tend to have lower operating costs than those in other regions and the Group’s businesses in Asia-Pacific achieved the Group’s highest operating profit margin of 15%, 14% and 14% on turnover from continuing operations during 2003, 2002 and 2001, respectively.

Acquisitions and disposals

The years 2001-2003 were a period of consolidation for the Group, with disposals of non-core and loss-making businesses taking precedence over the acquisition of new businesses. A significant proportion of the acquisition expenditure in the period related to deferred consideration on businesses acquired before 1 January 2001, with the balance taken up by smaller bolt-on acquisitions. Total expenditure on acquiring subsidiaries and joint ventures in the years ended 31 December 2003, 2002 and 2001 was £19.1 million, £14.6 million and £19.5 million, respectively, of which £12.7 million, £4.3 million and £14.9 million respectively was deferred consideration.

Disposals in the years 2001-2003 had a significant effect on the shape of the Group. In November 2003, the Electronics division sold its Speedline businesses for £1.0 million in cash following two and a half years of operating losses. In January 2003, the Group completed the sale of its Precision Products businesses, which, prior to their disposal, formed a sector within the Precious Metals division, for cash consideration of £44.7 million and a subordinated note of £2.1 million receivable in 2011. Other disposals of non-core and loss-making businesses raised cash proceeds of £10.5 million and overall costs of £6.5 million were incurred on disposals in the year. Net proceeds from the disposal of subsidiaries and joint ventures in 2003 were £49.7 million.

In 2002, the Group made small disposals of non-core businesses for net consideration of £3.8 million, including the Dental Products operations of the Precision Products sector.

In 2001, the Group disposed of the Cookson Plastic Mouldings businesses in four transactions for a total consideration of £37.5 million. Earlier, in March 2001, the Ceramics division disposed of its non-core Magnesia Chemicals business for £21.3 million. Total cash proceeds from the sale of subsidiaries and joint ventures in 2001 amounted to £60.1 million.

Cost-saving and efficiency improvement initiatives

Management has, in the last three years, initiated a number of programmes aimed both at improving the overall operational efficiency of its businesses and at integrating earlier acquisitions.

In response to the significant downturn in its major markets in 2002 and 2001, management implemented a number of cost-saving initiatives in each year aimed at bringing the Group’s cost base more into line with the reduced levels of demand experienced during the year and conserving cash. The cost-saving initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. These initiatives resulted in a charge to the Group of £22.2 million in 2003 (2002: £31.4 million), of which £7.3 million (2002: £16.2 million) represented asset write-downs. The majority of these write-downs resulted from cost-saving initiatives in the USA, where the majority of plant closures also occurred. Together with the programmes to integrate Cookson’s acquired businesses already underway, the initiatives resulted in a reduction of Cookson’s workforce by approximately 3,500 employees since the start of 2001. Furthermore, in addition to the planned workforce reduction, Cookson has closed, permanently or on a temporary basis, a number of its facilities.

The costs and savings resulting from the above programmes may affect the underlying margin trends which would otherwise have been experienced in the Group’s businesses, making meaningful comparisons between periods difficult.

Critical accounting policies

Management’s discussion and analysis of the financial condition and results of operations is based on the Group’s consolidated financial statements, which have been prepared in accordance with UK GAAP. In preparing the Group’s consolidated financial statements, management is required to make certain estimates, judgements and assumptions that it believes are reasonable, based upon the information available. The estimates and assumptions affect the reported amount of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and related disclosure of contingent assets and liabilities. To aid in the understanding of the consolidated financial statements, management has identified Cookson’s critical accounting estimates, which are important to the portrayal of the financial condition and results of operations and require management’s subjective judgements. On an ongoing basis, management evaluates its judgements using historical experience and various other methods considered to be reasonable under the circumstances. Furthermore, if different conditions result from those assumptions used in the judgements, actual results may differ significantly from management’s estimates.

For a discussion of the principal differences between UK GAAP and US GAAP as applied to Cookson, see note 33 to the consolidated financial statements included elsewhere in this document.

Goodwill

It is the Group’s policy that, for goodwill arising from the acquisition of businesses after 1997, such goodwill is capitalised and amortised over a period up to twenty years. Management uses its judgement to determine the extent to which this goodwill has a value that will benefit the performance of the Group over future periods. To assist in making this judgement, management carries out an assessment, at least annually, of the carrying value of the Group’s capitalised goodwill, using discounted cash flow forecasts. Changes to the assumptions and discount rates used in making these forecasts could significantly alter management’s assessment of the carrying value of this goodwill. Any change in the asset lives applied to capitalised goodwill would have an impact on Group profit.

Tangible fixed assets

It is Group policy to depreciate tangible fixed assets, except land, on a straight line basis over their estimated useful lives. This ensures that there is an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the useful life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. Variations in asset lives could impact significantly Group profit through an increase or decrease in the depreciation charge. The Group reviews its tangible fixed assets for indicators of impairment at least annually. Where an indicator of impairment is identified, an impairment review is undertaken. The carrying value of tangible fixed assets is compared to its recoverable amount, represented by its “value in use” to the Group. “Value in use” is derived from discounted cash flow projections.

Current asset provisions

In the course of normal trading activities, management uses its judgement to establish the net realisable value of various elements of working capital, principally stocks and trade debtors. Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties.

Provision requirements are based on the facts available to management and are also determined by using percentages, based on past practice, applied to certain aged inventory and debtor categories.

In estimating the collectability of trade debtors, judgement is required in assessing their likely realisation, including the current credit worthiness of each customer and related ageing of the past due balances. Specific accounts are assessed in situations where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy.

Environmental provisions

In certain parts of the business, mainly in the USA, the Group has obligations to carry out environmental clean-ups at former and current production sites. Many of these obligations will not arise for a number of years and the costs are difficult to predict accurately. Management uses its judgement and experience to provide an appropriate amount for the likely cost of such clean-ups.

Pensions and other post-employment benefits

The Group’s results include costs relating to the obligations associated with the provision of pension and other post-employment benefits to current and former employees. It is management’s responsibility to set the assumptions used in determining the key elements of the costs of meeting such future obligations. These assumptions are set after consultation with the Group’s actuaries and include those used to determine regular service costs and the financing elements related to the plans’ assets and liabilities. Whilst management believes that the assumptions used are appropriate, a change in the assumptions used would affect Group profit.

Deferred taxation

The Group has recognised deferred tax assets in respect of unutilised losses and other timing differences arising in certain of the Group’s businesses, primarily in the USA. Account has been taken of future forecasts of taxable profit in arriving at the values at which these assets are recognised. If these forecast profits do not materialise or change, or there are changes in tax rates or to the period over which the losses or timing difference might be recognised, then the value of the deferred tax asset will need to be revised downwards or upwards in a future period.

The Group has losses and other timing differences for which no value has been recognised for deferred tax purposes in these financial statements. These can arise in loss-making subsidiaries where the future economic benefit of these timing differences is uncertain. It can also arise where the timing differences are of such a nature that their value is dependent only on certain types of profit being earned, such as capital profits. If trading or other appropriate profits are earned in future in these companies, the timing differences may yield benefit to the Group in the form of a reduced tax charge.

Results of continuing operations

2003 compared to 2002

Turnover

Turnover of continuing operations in 2003 decreased by 1% to £1,623.9 million from £1,633.1 million in 2002. The turnover attributable to discontinued operations was £57.8 million in 2003 compared to £158.8 million in 2002. Total Group turnover in 2003 was £1,681.7 million, a decrease of 6% on 2002.

Turnover and operating (loss)/profit of continuing operations by division/sector(1)(2)

	Year ended 31 December 2003
	Turnover £m	Operating (loss)/profit before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
Laminates	115.7	(17.4)	(11.3)	(1.8)	(30.5)
Chemistry	247.4	22.2	(2.4)	(12.1)	(7.7)
Assembly Materials	240.9	17.8	(4.8)	(3.6)	(9.4)

Electronics	604.0	22.6	(18.5)	(17.5)	(13.4)
Ceramics	711.1	50.0	(0.8)	(15.1)	34.1
Precious Metals	308.8	8.6	(2.9)	(2.1)	3.6

Continuing operations	1,623.9	81.2	(22.2)	(34.7)	24.3

	Year ended 31 December 2002
	Turnover £m	Operating (loss)/profit before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
Laminates	114.1	(34.3)	(19.3)	(2.0)	(55.6)
Chemistry	240.9	16.1	(0.9)	(12.8)	2.4
Assembly Materials	256.3	28.5	(5.0)	(5.1)	18.4

Electronics	611.3	10.3	(25.2)	(19.9)	(34.8)
Ceramics	699.7	46.2	(4.3)	(15.2)	26.7
Precious Metals	322.1	16.7	(1.9)	(2.8)	12.0

Continuing operations	1,633.1	73.2	(31.4)	(37.9)	3.9

Notes:

(1)	Includes the Group’s share of turnover and operating (loss)/profit attributable to joint ventures.

(2)	Comparative figures have been restated for disposed businesses.

Electronics division

The Electronics division’s turnover decreased by 1% in 2003 to £604.0 million compared to 2002. Electronics’ contribution to Group turnover from continuing operations was maintained in 2003 at 37%.

The division made substantial progress in the year with significant momentum evident in the fourth quarter of 2003, when turnover growth over the fourth quarter of 2002 was 11%. The momentum was most pronounced in the Laminates sector. Volumes here recovered significantly in the fourth quarter of 2003 as PCB fabrication began to emerge from recession. Laminates turnover for 2003 as a whole was up by 1% on the prior year but up by 28% in the fourth quarter. The Chemistry sector also experienced a surge in turnover in the fourth quarter of 2003, with a 10% increase on the same quarter in 2002. Chemistry’s sales for the year were 3% higher in 2003 than 2002. The Assembly Materials sector recorded a 6% decrease in turnover in 2003 compared to the prior year, yet also benefited from a robust fourth quarter, with sales higher by 8% than the corresponding quarter in 2002.

The relative acceleration in trading shown by each of the Electronics sectors is in line with the product range and customers served by each. The Assembly Materials sector usually lags the other two sectors out of recession as its main products are used in PCB assembly rather than fabrication. It is therefore the last in the supply chain to benefit from any wider industry recovery.

Ceramics division

The Ceramics division’s turnover increased by 2% in 2003 to £711.1 million compared to 2002. Ceramics’ contribution to Group turnover from continuing operations increased from 43% in 2002 to 44% in 2003.

Some 65% of the division’s turnover is produced by the Iron and Steel sector and this is directly linked to the level of steel produced in the markets within which it operates, principally the USA and Europe. These established markets were relatively stable during the year and it was the emerging markets such as China, India, Russia and the Ukraine, which recorded the largest increases in sales. New production and sales locations were commissioned during 2003 to meet this demand. The Industrial Processes sector, which provides a wide variety of refractory applications and generally follows GDP trends, recorded an increase in turnover of 9% in 2003, with improved sales into the mining, cement, construction and installation industries, particularly in Asia-Pacific. The Foundry sector experienced a slight decline in turnover in 2003 compared to 2002, driven by weak conditions in its core UK and US markets. By contrast, the foundry market in Asia-Pacific was buoyant, led by the flourishing automotive industry in China. The Glass sector increased turnover by 7% in 2003, again supported by the strength of the Chinese automotive and architectural markets.

Precious Metals division

The Precious Metals division’s turnover decreased by 4% in 2003 to £308.8 million compared to 2002. Precious Metals’ contribution to Group turnover from continuing operations fell from 20% in 2002 to 19% in 2003.

Across the US retail industry, major de-stocking programmes took place in the first half of 2003 which negatively impacted the division’s US operations. There was a second half pick-up in orders due to the holiday season but this failed to reverse the impact of the de-stocking programmes. The US operations ended 2003 with turnover down 12% on the prior year (and net sales value lower by 15%). In Europe, the division’s Spanish operations performed well but this was offset by declines in the UK and, in particular, France. The European operations recorded an overall increase in turnover of 5% in 2003.

Group operating profit before exceptional items and goodwill amortisation

Despite turnover being 1% lower than 2002, operating profit before exceptional items and goodwill amortisation for Group continuing operations increased by £8.0 million in 2003 to £81.2 million.

Discontinued operations recorded an operating loss before and after exceptional items and goodwill amortisation of £17.0 million in 2003 compared to £16.4 million in 2002.

Electronics division

Despite a £7.3 million year-on-year reduction in turnover, the Electronics division recorded an improvement of £12.3 million, or 120%, in its operating profit before exceptional items and goodwill amortisation for 2003 compared with 2002. This improvement reflected the broad recovery in the global electronics industry and was accelerated by the extensive cost-cutting measures undertaken by the division since the end of 2000.

The most pronounced improvement in operating profit before exceptional items and goodwill amortisation was shown by the Laminates sector. Despite a turnover increase of just £1.6 million in 2003 compared to 2002, the sector reduced its operating loss before exceptional items and goodwill amortisation by £16.9 million to £17.4 million and operated at near break-even by the end of 2003. The extensive cost-cutting programmes initiated in 2002, which saw the workforce in the USA and Europe more than halved, were shown to be delivering the operational gearing that they were designed to provide. The Chemistry sector’s operating profit before exceptional items and goodwill amortisation rose by £8.1 million in 2003 to £22.2 million, an increase of 38% compared to the prior year. The sector’s results were due to its success in launching new, higher margin products targeted at the microelectronics, semiconductor and automotive markets, balanced with tight cost controls and more effective utilisation of manufacturing facilities. The Assembly Materials sector returned operating profit before exceptional items and goodwill amortisation of £17.8 million in 2003, which was unfavourable to 2002 by £10.7 million. Performance was held back by a number of factors: the impact of SARS in Asia-Pacific; the increase in the price of key raw material tin in the fourth quarter of 2003 which was not able immediately to be passed on in all cases; and a disappointing year from SCS, the conformal coating business that had previously been a part of Speedline.

Ceramics division

The operating profit before exceptional items and goodwill amortisation of the Ceramics division in 2003 of £50.0 million was £3.8 million, or 8%, higher than 2002. The division’s results were positively impacted by the solidity of its largest sector, Iron and Steel, which improved profitability by 19% in 2003 on the back of relatively flat sales. This improvement was supported by a focus on new technology introductions and on providing customers with total process solutions to solve their operating problems and minimise their refractory costs. Conversely, the Industrial Processes sector reported a decrease in profitability. The Foundry sector improved its operating profit before exceptional items and goodwill amortisation by 42% due to its buoyant Asia-Pacific operations and the Glass sector’s profitability remained stable.

Precious Metals division

The Precious Metals division’s operating profit before exceptional items and goodwill amortisation of £8.6 million in 2003 was 49% lower than 2002. The decrease arose predominantly in the US operations due to the lost revenues caused by the de-stocking process in the first half of 2003. The division’s profitability also suffered in general from the current fashion trend that has seen consumers favour lower margin white metal and gemstone jewellery items over karat gold products. The significant rationalisation programmes undertaken in the USA and, particularly, in Europe mitigated the division’s fall in profitability. The European operations operated broadly at break-even in 2003, the same as in 2002.

Goodwill amortisation

In 2003, the Group’s goodwill amortisation charge was £34.7 million compared with £37.9 million in 2002, a decrease of 8%. The reduction was due to the disposal of businesses in 2003 and exchange adjustments.

Operating exceptional items

In 2003, operating exceptional items of £22.2 million were charged (2002: £31.4 million) as a result of the implementation of cost-saving initiatives aimed at ensuring that the cost base of each of the Group’s major businesses is aligned with prevailing and near-term market conditions. The charge included £7.3 million of asset write-offs (2002: £16.2 million). Of the total exceptional items of £22.2 million, £11.3 million related to rationalisation programmes within Electronics’ Laminates sector to optimise the manufacturing capacity of that sector in the USA and Europe and £4.8 million to its Assembly Materials sector. In 2002, the Laminates sector incurred rationalisation costs of £19.3 million.

Group operating profit/(loss)

Group operating profit of continuing operations improved by 523% to £24.3 million in 2003 from £3.9 million in 2002. The major reasons for this are discussed above. The total Group operating profit for 2003, including discontinued operations, was £7.3 million. In 2002 the Group recorded an operating loss of £12.5 million.

Group net interest expense

Net interest expense decreased from £52.7 million in 2002 to £31.6 million in 2003. This arose primarily from the Group’s average borrowings being significantly lower than 2002. This was due to the rights issue in August 2002; the sale of Precision Products in January 2003; positive free cash flow generation and a favourable exchange rate translation impact of £2.2 million as the majority of the Group’s borrowings in 2003 were denominated in US dollars.

Exceptional interest charge

An exceptional interest charge of £2.4 million arose in 2003 (2002: nil) from write-off of fees relating to the £450 million syndicated credit facility that was raised in 2001 and replaced in December 2003 with a new £188 million syndicated credit facility.

Net profit/(loss) on sale of fixed assets

The net profit on sale of fixed assets of £5.1 million in 2003 arose predominantly as a result of property sales in Asia-Pacific and Europe. The net loss in 2002 of £10.9 million included a gain of £2.3 million on the sale and leaseback of some UK sites, a net loss of £5.4 million related to closed facilities and product lines and a charge of £7.8 million against the carrying value of the Group’s Employee Stock Ownership Plan (ESOP) shares.

Net loss on sale or closure of operations

In 2003, the net loss on sale or closure of operations was £165.7 million, consisting of a net loss before goodwill of £23.2 million and a write-back/off of goodwill of £142.5 million. The loss arose primarily from the following disposals:

•	Precision Products: In January 2003, the Precision Products sector of the Precious Metals division was sold, resulting in a net surplus on disposal of £18.1 million and a write-back/off of goodwill of £19.4 million;

•	Speedline: In November 2003, Speedline – the PCB assembly equipment sector of the Electronics division – was sold, resulting in a net loss on disposal of £26.6 million and a write-back/off of goodwill of £114.9 million, £87.8 million of which had been impaired in 2002; and

•	French brickmaking business: In December 2003, the Ceramics division sold its loss-making French brickmaking business, resulting in a net loss on disposal of £7.2 million and a write-off of goodwill of £8.2 million.

The disposal of non-core operations in 2002 incurred a net loss of £20.8 million after goodwill written-off of £6.3 million.

Group profit/(loss) before taxation

As a result of the factors described above, the Group’s loss before taxation and after exceptional items and goodwill amortisation was £187.3 million in 2003, compared to a loss of £96.9 million in 2002.

Group taxation

The Group recorded a net tax charge of £9.8 million on profit before tax, exceptional items and goodwill amortisation; this represents an effective tax rate of 30%, the same rate as in 2002. In addition, a tax charge of £5.0 million arose in 2003 on net exceptional charges and goodwill amortisation. Group tax in 2002 was a credit of £0.6 million, after a credit of £1.8 million on exceptional items and goodwill amortisation.

Group net loss

The Group’s net loss for 2003 was £204.5 million compared with a net loss of £98.4 million in 2002.

2002 compared to 2001

Turnover

Turnover for 2002 decreased by 9% to £1,633.1 million from £1,801.5 million in 2002. During 2002, turnover attributable to discontinued operations was £158.8 million compared to £297.9 million in 2001. Total Group turnover in 2002 was £1,791.9 million, a decrease of 15% on 2001.

Turnover and operating (loss)/profit of continuing operations by division/sector(1)(2)

	Year ended 31 December 2002
	Turnover £m	Operating (loss)/profit before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
Laminates	114.1	(34.3)	(19.3)	(2.0)	(55.6)
Chemistry	240.9	16.1	(0.9)	(12.8)	2.4
Assembly Materials	256.3	28.5	(5.0)	(5.1)	18.4

Electronics	611.3	10.3	(25.2)	(19.9)	(34.8)
Ceramics	699.7	46.2	(4.3)	(15.2)	26.7
Precious Metals	322.1	16.7	(1.9)	(2.8)	12.0

Continuing operations	1,633.1	73.2	(31.4)	(37.9)	3.9

	Year ended 31 December 2001
	Turnover £m	Operating (loss)/ profit before goodwill amortisation and exceptional items £m	Exceptional items £m	Goodwill amortisation £m	Operating (loss)/profit £m
Laminates	172.3	(25.8)	(2.4)	(2.0)	(30.2)
Chemistry	263.7	16.4	—	(12.9)	3.5
Assembly Materials	292.6	28.0	(3.6)	(4.1)	20.3

Electronics	728.6	18.6	(6.0)	(19.0)	(6.4)
Ceramics	726.5	44.1	(8.1)	(15.4)	20.6
Precious Metals	346.4	21.0	—	(2.9)	18.1

Continuing operations	1,801.5	83.7	(14.1)	(37.3)	32.3

Notes:

(1)	Includes the Group’s share of turnover and operating (loss)/profit attributable to joint ventures.

(2)	Comparative figures have been restated for those businesses disposed of during the year.

Electronics division

In 2002, turnover decreased by 16% to £611.3 million versus 2001. The division’s contribution to Group turnover from continuing operations decreased from 40% in 2001 to 37% in 2002. Following sharp falls in activity in 2001 and 2002, the rate of decrease in industry demand began to abate in the first half of 2002 and the level of destocking stabilised. This was evidenced by turnover in the Electronics division being broadly consistent for the last three half-year periods.

In the division’s Laminates sector, turnover for 2002 was down 34% on 2001 following a sharp fall in demand for PCBs. However, for the Chemistry sector, where demand for its non-PCB products was less affected, turnover for 2002 was only 9% lower than 2001. The Assembly Materials sector was also relatively less impacted by the downturn in the electronics industry, due to its broader product range and market reach, and turnover for 2002 was 12% lower than 2001.

Ceramics division

The Ceramics division’s turnover for 2002 was down by 4% on 2001 to £699.7 million. The division’s relative contribution to Group turnover of continuing operations increased from 40% in 2001 to 43% in 2002.

Some 65% of the division’s turnover is linked to the level of steel produced in the markets within which it operates, principally the USA and Europe. A fall in US and UK steel production, which took hold in the fourth quarter of 2001 and continued into the first half of 2002, contributed to a decrease in demand for many of the division’s products. This resulted in a 10% fall in turnover in the division’s Iron and Steel sector in the first half of 2002 compared with the first half of 2001. However, steel production recovered in the USA and in Continental Europe in the second half of 2002 and turnover for the Iron and Steel sector increased by 3% in the second half of 2002 over the same period in 2001. As a result, the sector’s turnover for 2002 was 4% lower than 2001.

Turnover in 2002 in the Foundry sector, which is indirectly linked to the level of US and European steel production, decreased by 6% compared to 2001. In the Glass sector, turnover was down £3 million, or 5%, for the year although, with previously deferred furnace-lining projects coming on stream and strong growth in solar crucibles, turnover for this sector grew by 8% in the second half of 2002 over that of 2001. Turnover in the Industrial Processes sector in 2002 decreased by 1% compared with 2001.

Precious Metals division

The Precious Metals division’s turnover was down 7% in 2002 to £322.1 million compared to 2001. The division’s relative contribution to Group turnover increased from 18% in 2001 to 19% in 2002.

Traditionally, the division’s turnover is higher in the second half of the year than in the first half due to a build-up in inventory by both jewellery manufacturing customers and retailers prior to the late November/December holiday season. In 2001, this increase did not arise, mainly due to the events of September 11, and the market remained soft in the first half of 2002. Furthermore, the customary inventory build-up did not take place in the second half of 2002 and, due to continued weakness in jewellery demand in the division’s key markets in the USA and Europe, turnover in the second half was down 7% on 2001.

Group operating profit before exceptional items and goodwill amortisation

Operating profit before exceptional items and goodwill amortisation of continuing operations decreased by £10.5 million, or 13%, in 2002 compared to the prior year. This decrease was due to a further deterioration in the Laminates sector of the Electronics division and the downturn in the Precious Metals division. Offsetting this downturn was the effect of cost-cutting programmes. The impact of these programmes was particularly evident in the second half of 2002, with operating profit before exceptional items and goodwill amortisation of continuing operations of £45.5 million. This was up by £26.6 million on the second half of 2001. The increased rate at which the cost-cutting benefits accrued during 2002 was also evidenced by operating profit before exceptional items and goodwill amortisation in the fourth quarter of the year of £30.1 million in comparison to a loss of £9.3 million in the fourth quarter of 2001.

Discontinued operations produced an operating loss before and after exceptional items and goodwill amortisation of £16.4 million in 2002. In 2001, the operating loss of discontinued operations before exceptional items and goodwill amortisation was £24.6 million. The operating loss of discontinued operations in 2001 after exceptional items and goodwill amortisation was £43.0 million.

Electronics division

Despite a £117.3 million year-on-year reduction in turnover, the Electronics division recorded an operating profit before exceptional items and goodwill amortisation of £10.3 million for 2002 compared with £18.6 million in 2001. The significant downturn was in the Laminates sector where the rapidly slowed demand outpaced the effects of rationalisation. The loss of prime margin from the lower turnover in the other sectors was almost entirely offset by extensive cost-cutting measures. Between the end of 2000 and the end of 2002, the Electronics division’s headcount was reduced by some 2,700 employees, representing 32% of its workforce, and 13 facilities were closed or decommissioned.

The particularly sharp falls in turnover experienced by the Laminates sector resulted in it registering an operating loss before exceptional items and goodwill amortisation in 2002 of £34.3 million, compared to a loss of £25.8 million in 2001. Both the Assembly Materials and Chemistry sectors, however, were profitable in 2002 and by the fourth quarter of 2002 the level of return on sales (as defined by operating profit before exceptionals and goodwill amortisation divided by sales) achieved by both sectors was similar to that of the fourth quarter of 2000.

Ceramics division

The operating profit before exceptional items and goodwill amortisation of the Ceramics division in 2002 of £46.2 million was 5% higher than 2001. Despite turnover being £26.8 million lower than 2001, a £2.1 million improvement in operating profit before exceptional items and goodwill amortisation was achieved. This was a result of both a better geographic sales mix and a reduction in the division’s cost base due to a combination of cost-cutting initiatives and the now-completed three-year programme to integrate the Premier acquisition. The full benefits of these measures, together with a 2% increase in turnover, resulted in operating profit before exceptional items and goodwill amortisation in the second half of 2002 being £27.8 million (75%) higher than the second half of 2001. In the fourth quarter of 2002, the level of profitability improved further and, on sales of £190.7 million, return on sales (as defined by operating profit before exceptionals and goodwill amortisation divided by sales) for the division of 9% was at virtually the same level as that achieved in 2000.

Precious Metals division

The Precious Metals division’s operating profit before exceptional items and goodwill amortisation was £4.3 million, or 20%, lower in 2002 than 2001 at £16.7 million. The decrease arose entirely in the first half of 2002 as in the second half operating profit before exceptional items and goodwill amortisation was the same as the second half of 2001. This improvement in profitability was primarily due to increased higher value-added sales in the USA and a reduction in headcount, principally in the European activities, as part of the Cookson–CLAL integration programme that was initiated in 2001.

Goodwill amortisation

In 2002, the Group’s goodwill amortisation charge was £37.9 million compared with £38.6 million in 2001, a decrease of 2%. Of the goodwill amortisation charge in 2002, £19.9 million (2001: £19.0 million) related to the Electronics division, £15.2 million (2001: £15.4 million) to the Ceramics division, £2.8 million (2001: £2.9 million) to the Precious Metals division and nil (2001: £1.3 million) to discontinued operations.

Operating exceptional items

Operating exceptional items of £31.4 million were charged as a result of cost-saving initiatives instigated in 2001 and 2002 and included £16.2 million of asset write-offs. Of the total charge, £25.2 million arose in the Electronics division, primarily related to programmes to optimise the manufacturing capacity of the Laminates sector in the USA and Europe. Of the £31.2 million charge in 2001, £17.1 million related to rationalisation programmes in the Group’s Speedline businesses, which were disposed of in 2003.

Group operating profit/(loss)

Group operating profit from continuing operations after exceptional items and goodwill amortisation fell by 72% to £3.9 million in 2002 from £13.9 million in 2001. The major reasons for this are discussed above.

Total Group operating loss, including the results of discontinued operations, increased from £10.7 million in 2001 to £12.5 million in 2002.

Net (loss)/profit on sale of fixed assets

The net loss on sale of fixed assets of £10.9 million in 2002 includes a gain of £2.3 million on sales of land and buildings offset by an increase in the provision against the carrying value of the Company’s ESOP shares and a write-off of certain fixed assets associated with closed facilities and product lines. The net profit in 2001 of £13.3 million primarily arose from sales of land and buildings.

Net loss on sale or closure of operations

In 2002, the net loss on sale or closure of operations was £20.8 million which includes £6.3 million of goodwill written-off. This primarily relates to the sale of the Dental Products businesses of the Precision Products sector and the disposal of certain small non-core activities in the Electronics division. The charge in 2001 of £57.6 million, primarily related to the sale of the Magnesia Chemicals and Plastic Mouldings businesses.

Group net interest expense

Net interest expense increased marginally from £52.4 million in 2001 to £52.7 million in 2002. A decrease in interest paid on lower borrowings, due to both positive cash flow before financing and the £277.2 million net proceeds from the rights issue in August 2002, was offset by both higher average interest rates and a £3.6 million increase in amortisation of financing fees to £4.4 million. The Group entered 2003 with significantly lower borrowings than 2002.

Group loss before taxation

As a result of the factors described above, the Group’s loss before taxation was £96.9 million in 2002 compared with a loss of £107.4 million in 2001.

Group taxation

The Group recorded a net tax credit of £0.6 million in 2002. Following the adoption of FRS 19 “Deferred Taxation”, the tax charge in 2001 was a credit of £46.9 million.

Group net (loss)/profit

The Group’s net loss for 2002 was £98.4 million compared with net loss before dividends of £62.0 million in 2001.

Liquidity and capital resources

Cash flow statements

Cash flows from operating activities

In 2003, the Group generated a £107.5 million net cash inflow from operating activities, compared to a £132.8 million inflow generated in 2002. A feature of the strong cash flow performance in 2003 was a £10.3 million reduction in trade working capital (2002: £42.3 million reduction). The continued improvement in working capital in 2003 arose from tight supply chain management and cash conservation initiatives implemented throughout the Group. Cash outflows on rationalisation costs, included in net cash inflow from operating activities, were £14.0 million in 2003 compared to £20.2 million in 2002.

Capital expenditure

Payments to acquire fixed assets in 2003 increased by 12% to £48.5 million from £43.2 million in 2002, principally attributable to increases in expected future capacity requirements. Capital expenditure payments were 0.9 times depreciation compared with 0.7 times in 2002. Receipts from the disposal of fixed assets were £5.8 million in 2003, down from £8.0 million in 2002.

Operating cash flow

Operating cash flow for 2003, being net cash inflow from operating activities plus dividends received from joint ventures and receipts from the disposal of fixed assets, less capital expenditure, amounted to £67.0 million. This compares to Group operating profit before exceptional items and goodwill amortisation of £64.2 million. The high rate of cash conversion (i.e. operating cash flow as a percentage of operating profit before exceptional items and goodwill amortisation) achieved in 2003 has been a consistent feature of Cookson’s performance in the last 5 years with the cash conversion rate over the period averaging 98%.

Net interest paid

Net cash outflows for interest paid in 2003 were £29.1 million compared with £45.8 million in 2002. The decrease was primarily due to a significant reduction in net borrowings, lower interest rates than in 2002 and a favourable exchange rate impact, partly offset by £5.0 million lower cash proceeds in 2003, from the close-out of long dated interest rate swaps.

Taxation

The net tax payment for 2003 was £20.7 million. In 2002 £10.8 million was received primarily due to a refund of tax paid in prior periods as a result of the carry-back of losses, mainly in the Group’s US businesses.

Free cash flow

As a result of the above, free cash flow before and after dividends was £15.7 million in 2003 compared with £63.8 million in 2002.

Acquisitions and disposals

In 2003, net cash inflow from acquisitions and disposals was £21.5 million. This comprised: an inflow of £49.7 million related to the disposal of businesses, principally the Precision Products sector in January 2003; £19.1 million outflow for certain small acquisitions and prior period deferred consideration payments; and £9.1 million related to costs for certain prior period business disposals. The net cash outflow on acquisitions and disposals in 2002 was £28.0 million, primarily related to costs for prior period disposals.

Dividends paid

No dividends were paid in 2003 or 2002.

Net cash inflow before and after financing

The aggregate effect of the above resulted in net cash inflow before financing of £37.2 million for 2003 compared to £35.8 million in 2002.

Capital commitments

Commitments for capital expenditure as at 31 December 2003 were £9.8 million (2002: £7.5 million).

Group borrowings

The Group assesses its net debt position by subtracting cash and short-term deposits from gross debt and bonds outstanding. The following table presents the Group’s net debt position at the end of the last three fiscal years:

Net debt position

	As at 31 December
	2003 £m	2002 £m	2001 £m
Gross debt	335.3	390.7	693.2
Convertible bonds(1)	80.0	80.0	80.0
Cash	(56.8)	(42.5)	(23.6)

Net debt	358.5	428.2	749.6

Note:

(1)	Relates to the issue value of the £80.0 million 7% convertible bonds issued on 28 September 1994.

Group financing and consignment arrangements

The Group had committed borrowing facilities of £586.4 million as at 31 December 2003 (2002: £725.1 million). The Group’s near-term borrowing requirements have been met by a committed syndicated bank facility of £188.0 million (2002: £291.0 million). Drawings under this facility as at 31 December 2003 were nil (2002: £28.1 million). At 31 December 2003, the Group had short-term debt of £95.0 million, long-term debt of £320.3 million and cash and short-term deposits of £56.8 million. The Group has uncommitted facilities, including overdraft and money market facilities, which are used primarily to support the Group’s cash management structures. As at December 2003, the average interest payable on all the Group’s borrowings, excluding the amortisation of fees, was 6.0%.

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

£188 million secured multicurrency credit agreement

Following negotiations, Cookson entered into a syndicated £188.0 million secured multicurrency credit agreement on 5 December 2003 arranged by Banc of America Securities Limited, Barclays Capital, Citigroup Global Capital Markets, HSBC Bank PLC, Lloyds TSB Capital Markets and the Royal Bank of Scotland PLC with several of Cookson’s subsidiaries as guarantors (the “Credit Agreement”). The Credit Agreement is secured on certain assets of the guarantors.

The Credit Agreement consists of two tranches: a £108.0 million revolving credit facility for general corporate purposes with a maturity of December 2006; and a delayed start term facility of £80.0 million with a maturity of December 2005 which will be made available, if necessary, to repay the Group’s convertible bonds which mature in November 2004. The new facility, which is secured by fixed and floating charges over certain assets of some of the Group’s subsidiaries, replaced the secured facility that was due to mature in September 2004 and has been structured as an amendment and restatement of that facility.

The Credit Agreement has provisions for mandatory repayment, subject to thresholds and conditions set out in therein, upon the receipt of net proceeds of disposals, insurance proceeds or the proceeds of any debt capital markets issue or upon the occurrence of a change of control at Cookson.

Interest on drawings under the facility will be payable at a rate equal to the aggregate of LIBOR for the relevant interest period and the applicable margin. The margin is variable and is determined by the ratio of consolidated net borrowings to earnings before interest, taxation, depreciation and amortisation (“EBITDA”).

The Credit Agreement contains various covenants including financial cover covenants (i.e. interest cover and consolidated net borrowings to EBITDA) and other covenants such as certain restrictions on borrowings, disposals, acquisitions, the granting of loans and guarantees, the grant of security and the level of indebtedness at subsidiary company level. The Credit Agreement also contains standard events of default.

US private placement notes

The 1997 Notes

The 1997 Notes were issued by Cookson on 30 October 1997 in an aggregate principal amount of US$170.0 million. The 1997 Notes were issued in two series, the US$130.0 million, 6.89% Series A Senior Notes with the unpaid principal amount due on 1 November 2007 and the US$40.0 million, 6.97% Series B Senior Note with the unpaid principal amount due on 1 November 2009. Interest is payable semi-annually in May and November. The terms of the 1997 Notes are contained in a note purchase agreement (the “1997 Note Purchase Agreement”). Cookson may at any time repay all or any part of the 1997 Notes (subject to a 3% aggregate threshold) on payment of 100% of the principal amount so prepaid plus a make-whole amount.

The 1997 Note Purchase Agreement contains certain restrictions with respect to, among other things, incurring additional indebtedness, incurring priority indebtedness, disposing of assets, transactions with subsidiaries and other affiliates and mergers and consolidations.

The 2000 Notes

The 2000 Notes were issued by Cookson on 2 May 2000 in an aggregate principal amount of US$400.0 million. The 2000 Notes were issued in four series, US$25.0 million, 7.65% Series A Senior Notes with the unpaid principal amount due on 2 May 2005, US$50.0 million, 7.79% Series B Senior Notes with the unpaid principal amount due on 2 May 2007, US$135.0 million, 7.94% Series C Senior Notes with the unpaid principal amount due on 2 May 2010 and US$190.0 million, 8.07% Series D Senior Notes with the unpaid principal amount due on 2 May 2012. The terms of the 2000 Notes are set out in a note purchase agreement (the “2000 Note Purchase Agreement”). The terms of the 2000 Note Purchase Agreement are substantially the same as the terms in the 1997 Note Purchase Agreement.

Convertible bonds

The Group issued the £80.0 million, 7% convertible bonds due 2004 convertible into ordinary shares of Cookson Group plc on 28 September 1994.

The convertible bonds are in bearer or registered form in denominations of £1,000, £50,000 and £100,000 each and are convertible from 7 November 1994 into ordinary shares at an initial conversion price of 298 pence per ordinary share. The conversion price is subject to adjustment in certain circumstances, notably rights issues by the company, and is currently 200 pence. Unless previously purchased, redeemed or converted, the convertible bonds will be redeemed at their principal amount on 2 November 2004. There are £80.0 million of convertible bonds outstanding at present.

Consignment arrangements

Cookson has entered into various committed and uncommitted precious metals consignment arrangements with precious metals consigning entities (the “Consignors”).

Under uncommitted arrangements, the Consignor is under no obligation to supply metal to the division’s fabrication operations and has the right, with limited or, in some cases, no notice to demand physical return of its consigned metal. The consignment arrangements also contain events of default including failure to deliver or pay, failure to restore headroom, failure of Cookson’s guarantee to cover the value of consigned metals, insolvency (of Consignee or Cookson) and cross default (of Consignee or Cookson) on terms as set out in the relevant consignment arrangement. Upon the occurrence of an event of default, the Consignor is entitled to receive all metals consigned by it which are held by the Consignee on consignment, such obligation being capable of satisfaction by either physical redelivery of consigned metals or payment of the purchase price.

When finished products containing consigned metal are sold to a customer, the metal content is also sold to that customer at the prevailing market price and the same amount is “bought” by Cookson in the market at the same price to cover the position. As the Consignors retain title and associated risks and benefits of ownership, the physical metal so held is not recorded in the Group’s balance sheet. Similarly, the obligations in respect of the consigned metals are not recorded as a liability on the Group’s balance sheet.

Metals are held on consignment by the relevant Cookson business (the “Consignee”) and the Consignor retains title to the metal and has a right of physical return of the metal without penalty unless the Consignee purchases such metal at a market price for such metals plus a premium. The Consignee pays a consignment fee on the value of the metals consigned to it which have not been returned or purchased. Consignment fees are charged by the Consignor. The consignment arrangements contain a restriction on the maximum value of metals which can be consigned. If this maximum value is exceeded the Consignee must either redeliver metals or purchase metals to comply with the maximum value. Consignees cannot create security in favour of third parties over consigned metals. Consigned metals may be co-mingled with other metals.

The Group held precious metals on consignment terms with a total value at 31 December 2003 of £196.9 million (2002: £241.3 million). At 31 December 2003, metal held under consignment comprised 702,724 ounces of gold, 6,625,403 ounces of silver, 20,466 ounces of platinum and 16,078 ounces of palladium.

Contractual obligations and commitments

	As at 31 December 2003, payments due by period
	Total £m	Less than 1 year £m	1 to 3 years £m	3 to 5 years £m	After 5 years £m
Short and long-term debt	415.3	95.0	112.0	3.0	205.3
Operating leases:
Land and buildings	139.1	11.2	16.2	14.7	97.1
Other	22.2	8.8	9.4	2.2	1.7
Capital commitments	9.8	9.8	—	—	—

Total	586.4	124.8	137.6	19.9	304.1

Commitments

As at 31 December 2003 £m
Lines of credit(1)	586.4
Guarantees(2)	0.8
Asset securitisation programme(3)	15.9

Notes:

(1)	Of the £586.4 million committed lines of credit, £188.0 million was undrawn as at 31 December 2003. Of these lines of credit, £80.0 million expires within one year, £94.0 million expires in more than one but not more than two years, with £208.5 million expiring in two to five years and £203.9 million expiring after five years.

(2)	Guarantees of obligations of joint ventures in total for the Group at the end of 2003 amounted to £0.8 million (2002: £0.9 million).

(3)	The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over the pool, which, as at 31 December 2003, comprised £15.9 million (2002: £16.8 million) of trade debtors, of which the cash received to date is £11.2 million (2002: £10.3 million). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the financing have confirmed in writing, that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest, and that repayment will not be required from the Group in any way.

Treasury policy

The Group’s treasury policy, which has been approved by the Board, seeks to ensure that adequate financial resources are available for the development of the Group’s businesses whilst managing its currency, interest rate and counterparty risks without engaging in speculative transactions. The Group’s policy in respect of the major areas of treasury activity is set out below.

Currency translation exposure

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

Credit risk

Cash deposits and other financial instruments give rise to credit risk, which represents the loss that would be recognised if a counterparty failed to perform as contracted. The counterparties to the Group’s financial instruments are reputable financial institutions and the credit rating of these counterparties is monitored on a regular basis in accordance with Board approved guidelines.

Currency

Cookson reports its results in pounds sterling. A substantial portion of the Group’s sales and earnings are denominated in US dollars and in currencies other than pounds sterling. It is the Group’s policy to translate the profit and loss statements of overseas operations into pounds sterling using average annual exchange rates and to translate the balance sheets using year end rates. The principal exchange rates used were as follows:

	Average rate			Year end rate
	2003	2002	2001	2003	2002	2001
US dollar ($ per £)	1.63	1.50	1.44	1.79	1.61	1.46
Euro (€ per £)	1.45	1.59	1.61	1.42	1.53	1.63
Singapore dollars (S$ per £)	2.84	2.69	2.58	3.04	2.79	2.69
Japanese yen (¥ per £)	189	188	174	192	191	191

In 2003, movements in currency translation rates resulted in a £1 million unfavourable impact on operating profit before exceptional items and goodwill amortisation. In 2002, there was an £1 million unfavourable impact; in 2001 there was an £8 million favourable impact.

Research and development

The Group is committed to technological improvement of businesses and products so that it will continue both to be competitive in terms of quality and cost and so that it can improve sales and margins. It also seeks to forge close technological partnerships with customers and suppliers in order to improve productivity. In 2003, 2002 and 2001, expenditure on research and development amounted to £32.3 million, £33.0 million and £40.6 million, respectively. The Group is engaged primarily in development activities pertaining to its existing products and technologies. The Group’s policy is to write-off research and development costs as incurred in accordance with the UK Statement of Standard Accounting Practice No.13 (Revised).

Further details on research and development are given in Item 4 – “Information on the Company – Research and Development”.

US GAAP reconciliation

The Group’s consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK and US GAAP as applicable to Cookson, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ equity, as at and for the years ended 31 December 2003, 2002 and 2001 as applicable, see note 33 to the consolidated financial statements included elsewhere in this document.

Accounting policies and recent accounting pronouncements

For a summary of the Group’s accounting policies and recent accounting pronouncements which may affect the future reporting of its financial condition and results of operation, see notes 1, 33 and 34 to the consolidated financial statements included elsewhere in this document.

Current trading and prospects

First quarter 2004 trading update

On 28 April 2004, the Group released the following quarterly trading update:

“Positive progress was made by Cookson and by each of its three divisions in the first quarter of 2004. Details of divisional and Group performance are provided below.

Electronics

The Electronics division continued to benefit from the recovery in the electronics industry that began to take hold in the second half of 2003, as well as from the actions taken over the past three years to reduce its cost base, optimise capacity and enhance its leading market positions.

Sales of £159 million for the first quarter of 2004 were 18% higher than the same quarter last year at constant exchange rates and up 10% at reported rates. First quarter sales were also marginally higher than the fourth quarter of 2003 at constant exchange rates. Activity in the Asia-Pacific region continued to grow strongly; in the USA, a gradual improvement has been underway since the end of the third quarter of 2003; however, in Europe no improvement in underlying demand has yet been seen. As a result of increased levels of activity and a lower cost base, operating profit of £11 million for the first quarter of 2004 was more than £9 million higher than the same period last year, at both constant and reported exchange rates.

The performance of each sector was as follows:

Laminates First quarter sales of £32 million were 21% higher than the same quarter last year at constant exchange rates. Having operated at a loss of some £5 million in the first quarter of 2003 and near break-even in Q4 2003, the sector’s profitability continued to improve and a modest profit was recorded in the month of March 2004. Further improvements are expected to arise in the second quarter as the programme to optimise production capacity at the sector’s US West Coast facility nears completion and in-house production of the fast-growing GETEK® product range increases in both the USA and Asia-Pacific.

Chemistry Sales of £65 million for the first quarter were 16% higher than last year at constant exchange rates. Profitability improved markedly, more than doubling year-on-year, although profits were boosted in the first quarter by a surge in high margin sales in the sector’s Japanese joint venture.

Assembly Materials First quarter sales were 18% ahead of last year at constant exchange rates at £62 million. Sales were inflated by a 45% year-on-year increase in the price of tin – a key raw material – although the sector was better able to pass on the impact of this than in the fourth quarter of 2003. As a result, profits improved strongly over the first quarter of last year.

Ceramics

Steel production, to which approximately 70% of the Ceramics division’s activities are linked, increased by 1% and 2% respectively in its two largest markets – the USA and Europe – over the first quarter of last year. Production of steel increased by 14% in the fast growing Asia-Pacific region and was also up strongly in other emerging markets where the division has a growing presence. Trading conditions in the Foundry and Industrial Processes sectors were generally stable, whereas the Glass sector enjoyed good growth. As a consequence, the Ceramics division’s sales of £170 million were 4% higher than the first quarter last year at constant exchange rates, although marginally lower at reported exchange rates. The increase in sales, together with an improvement in margin over materials, resulted in the division’s operating profit rising to £12 million in the first quarter, some 20% higher at constant exchange rates than the same period last year and up 11% at reported exchange rates.

Precious Metals

Trading conditions in the Precious Metals division improved in the first quarter over the same quarter last year and the de-stocking by jewellery retailers in the USA – which began to impact sales severely in the latter part of the first quarter of 2003 – did not reoccur. As a result, sales of £76 million in the first quarter were 4% up on the same period last year at constant exchange rates and were marginally lower at reported exchange rates. Higher sales and the benefits of the cost cutting programme undertaken in 2003 led to operating profit of some £1 million compared to a near break-even position in the first quarter last year.

The previously announced programme to reorganise the European Precious Metals operations is proceeding. Further details of the costs and benefits associated with this programme will be provided when finalised. On 15 March 2004, it was announced that the Group is in the very early stages of evaluating strategic options regarding the Precious Metals division; this process is continuing.

Group

Operating profit for the Group’s continuing operations for the first quarter of 2004 was £24 million, which was £13 million higher at constant exchange rates than the same quarter a year ago. Profit before tax for the Group in the first quarter was £18 million, compared to a loss of £1 million in the first quarter of 2003. The £19 million improvement in profit before tax comprised:

- the £13 million increase in operating profit of the Group’s continuing operations;

- the eradication of £5 million of losses incurred by Speedline, which was sold last year;

- £2 million lower interest charges on lower borrowings; and

- a £1 million negative exchange rate translation effect.

Outlook

Cookson continues to perform in line with management expectations and has exited the first quarter with strong order books. It is anticipated that the underlying trading conditions experienced in the first quarter should be maintained in the second quarter.

Notes:

(1)	All financial information is preliminary and unaudited.

(2)	Operating profit and profit before tax are stated before all exceptional items and goodwill amortisation.”

April 2004 trading update

On 14 May 2004, the Group Chief Executive made an address at Cookson’s Annual General Meeting. An extract of this address, relating to current trading and prospects, was released on the same day as follows:

“On 28 April we provided an update on trading. The news in that update was encouraging, with positive progress made in the first quarter across the Company. The highlight of the quarter was the continuation of the robust recovery of our Electronics business. The Ceramics and Precious Metals divisions also achieved higher first quarter sales and profits compared to a year ago. As a result of the strong operational improvement, the eradication of the losses incurred by Speedline, which was sold last year, and lower interest charges on reduced borrowings, we saw a substantial improvement in profitability in the first quarter, recording a pre-tax profit of £18 million for the Group compared to a pre-tax loss of £1 million a year ago.

Looking ahead to the second quarter of this year, in our 28 April statement we said that the business continued to perform in line with management expectations and that we had exited the first quarter with strong order books. Results for the month of April have confirmed this trend and we anticipate that the underlying trading conditions experienced in the first quarter should be maintained in the second quarter.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The current Directors of Cookson (as at 20 May 2004) and their age, position and term of office are:

Name	Age	Position	Term expires(1)
Robert Beeston	62	Chairman	May 2006
Stephen Howard	51	Group Chief Executive	May 2007(2)
Gian Carlo Cozzani	63	President/Chief Executive Officer (Ceramics Division)	May 2005
Dennis Millard	55	Group Finance Director	May 2005
Kent Atkinson	59	Non-executive Director	May 2006
June de Moller	56	Non-executive Director	May 2005
Barry W Perry	57	Non-executive Director	May 2005
John Sussens	58	Non-executive Director	May 2005(3)

Notes:

(1)	These dates refer to the date of the Annual General Meeting (AGM) on which each Director is due to stand for re-election under Cookson’s Articles of Association.

(2)	On 5 May 2004, Cookson Group plc announced that Mr Howard intends to relinquish the role of Group Chief Executive, after the identification and appointment of a successor. The process of identifying a successor has commenced and the Board envisages that an appointment will be made during the course of 2004. Accordingly, it is expected that Mr Howard will leave the Company and resign as a Director on or before 31 December 2004. The Company expects to enter into a supplemental arrangement with Mr Howard governing his duties during the balance of his tenure and the terms of his departure. This arrangement is expected to provide for the continuation of existing salary, benefits, pension, incentive renumeration and access arrangements through Mr Howard’s departure date and the reimbursement of various expenses.

(3)	Mr Sussens was appointed to the Board on 1 May 2004.

Directors’ biographies

Robert Beeston was appointed to the Cookson Board in April 2003 and became Chairman at the conclusion of the 2003 AGM. Mr Beeston is a non-executive director and Chairman of the Remuneration Committee of D S Smith Plc. Before joining Cookson, Mr Beeston was Chief Executive Officer of FKI plc. Prior to that, he was Managing Director of BTR Valve Group.

Stephen Howard was appointed Group Chief Executive in 1997, having been an executive Director of Cookson since 1992. Mr Howard joined the Group in 1985 and is a non-executive director of Slough Estates plc, Novar plc and Habitat for Humanity Great Britain. He was formerly Joint Group Managing Director. Prior to joining Cookson, Mr Howard was a lawyer, specialising in corporate merger and acquisition activities.

Gian Carlo Cozzani joined Cookson in 1988 and became an executive Director in 1999. Prior to joining Cookson, Mr Cozzani spent 23 years with Exxon Chemical, with various responsibilities, ranging from sales to general management.

Dennis Millard joined Cookson and was appointed Group Finance Director in 1996. Mr Millard is a non-executive director and Chairman of the Audit Committee of Exel plc. Before joining Cookson, Mr Millard was Finance Director of Medeva plc, a UK-based international pharmaceutical company. Prior to that Mr Millard was Director, Finance and Planning of Plate Glass and Shatterprufe Industries, a major South African industrial group.

Kent Atkinson joined the Cookson Board in April 2003 and, in May 2003, was appointed Chairman of the Audit Committee. In February 2004 he became Senior Non-executive Director. Mr Atkinson is Senior non-executive director and Chairman of the Audit Committee of Coca-Cola HBC SA and a non-executive director and Chairman of the Audit Committee of Marconi Corporation plc. Mr Atkinson was Group Finance Director of Lloyds TSB Group plc for eight years until June 2002 and served that company as a non-executive director until April 2003.

June de Moller was appointed to the Cookson Board in 1999 and is Chairman of the Remuneration Committee. Mrs de Moller is a non-executive director of J Sainsbury plc, London Merchant Securities plc and Archant Limited. Mrs de Moller also serves as a director of 35 Cadogan Square Management Limited, Aldeburgh Productions, and The Home of Rest for Horses.

Barry W Perry was appointed to the Cookson Board in 2002. Mr Perry is Chairman and Chief Executive Officer of Engelhard Corporation and is also a non-executive director of Arrow Electronics, Inc.

John Sussens was appointed to the Cookson Board on 1 May 2004. Mr Sussens is currently the Managing Director of Misys plc and was previously a non-executive Director of Chubb plc.

Each of the Directors may be contacted at Cookson Group plc, 265 Strand, London WC2R 1DB, England.

There are no family relationships between any of the Directors.

No Director was employed under an arrangement or understanding with major shareholders, customers, suppliers or others.

Compensation

Remuneration policy for non-executive Directors

The Board considers the remuneration policy for the non-executive Directors. Non-executive Directors’ fees were increased on 1 April 2003 from £28,000 per annum to £30,000 per annum, and the supplementary fee payable to the Chairman of the Audit Committee was increased on the same date from £10,000 per annum to £15,000 per annum. The Chairman of the Remuneration Committee receives an additional fee of £10,000 per annum. With effect from 24 February 2004, a supplementary fee of £5,000 per annum is being paid to the senior independent non-executive Director.

The Group Chairman’s remuneration is determined by the Remuneration Committee. It is subject to periodic review and for 2003 it stood at £164,000 per annum.

Neither the Group Chairman, who is not an executive Director, nor the other non-executive Directors are members of the Group’s pension plans, nor do they participate in the Group’s incentive schemes.

Remuneration policy for executive Directors

The Remuneration Committee of the Board has established employment and remuneration policies for the Group’s executive Directors to foster sound behaviour within a high-performance culture. In formulating remuneration policy, the Committee has regard to the international scale and nature of the Group’s operations and particularly to employment practices in the UK and USA where the majority of those Directors are based.

The remuneration policy for 2004 and subsequent years is designed to retain existing high calibre executives and to be competitive in attracting new talent to the Group. The remuneration packages of executive Directors have been designed to ensure that a substantial proportion of remuneration is linked to performance. Overall, the objective of the policy is to align Directors’ interests with those of shareholders generally in maximising shareholder value.

Annual salary and benefits

Base salary is set by reference to market rates in the relevant country for jobs of similar complexity and responsibility. During the year, the Committee carried out a benchmarking exercise to review executive Directors’ remuneration against these markets. The salaries of individual executive Directors are reviewed annually.

Pension and life assurance benefits provided for executive Directors reflect market practice in the countries in which they are employed. They participate in these programmes largely on the same basis as all other Group senior managers, with any additional individual arrangements being specified by contract. Medical and disability insurance, company car or car allowance and other benefits are also provided to the executive Directors. These benefits are comparable to those provided to senior executives in similar companies. The executive Directors are also eligible to participate in the Group’s savings-related share option schemes.

Variable remuneration

During the year the Committee commissioned independent advice on the structure and application of the Company’s incentive programmes. Having regard to this advice and to current best practice, the Committee changed the incentive arrangements available for executive Directors. In particular, the Mid-Term Incentive (“MTI”) plan and the executive share option schemes have been replaced by a new Long-Term Incentive Plan (“LTIP”) for future years.

Annual incentive

The annual incentive for executive Directors is based on achievement against financial targets (for 2004 the targets are based on either profit or a combination of profit and cash flow). The maximum bonus payable under the annual incentive plan for 2004 is 125% of base salary for the Group Chief Executive and 100% for the other executive Directors. Bonuses of 62.5% and 50% respectively are payable for on-target performance. There is also a threshold level of performance target below which no awards will be payable.

Long-term incentives

Historically, Cookson’s long-term incentive arrangements have been based around the MTI plan and the executive share option schemes. Under the MTI plan, executives were eligible to receive a bonus (paid partly in cash and partly in deferred shares) based upon the achievement of cumulative profit and cash flow targets over a three year period. Under the option schemes, executives received awards of options on a regular basis. These options are exercisable between the third and tenth anniversary of grant, contingent upon certain growth targets in earnings per share being achieved.

During the year the Remuneration Committee undertook a review of Cookson’s incentive arrangements and as a result it proposed and obtained shareholder approval for a new LTIP at the 2004 AGM. This is designed to simplify the current long-term incentive arrangements and, as it will reward executives delivering superior Total Shareholder Return (“TSR” – defined as the increase in the value of a share including reinvested dividends), it would, in the Committee’s view, more closely align executive remuneration with shareholders’ interests.

The new LTIP has two elements. Firstly, executive Directors will be eligible to receive a conditional annual award of shares worth up to 100% of base salary (“Performance Shares”). Secondly, executive Directors can elect to invest all or part of their annual incentive in ordinary shares of the Company in return for which they will receive a conditional award of ordinary shares equal in value to the pre-tax equivalent of the annual incentive so invested (“Matching Shares”).

Performance Shares and Matching Shares will vest after three years, with the amount of shares vesting being based on a sliding scale where the Company’s TSR is ranked relative to that of its comparator group, subject to Committee discretion as to the treatment of shares of departed participants. It is intended that the Company’s comparator group will be the FTSE Mid 250 excluding Investment Trusts. For Performance Shares, 25% of the original conditional shares awarded will vest where the Company’s TSR is equivalent to the median performance of the comparator group and 100% of shares will vest for performance in the top quintile (20%). For Matching Shares, where the Company’s TSR is equivalent to the median performance of the comparator group, executive Directors will be awarded 0.5 Matching Shares for every share originally purchased on a pre-tax basis; whereas for performance in the top quintile, 2.25 Matching Shares for every share originally purchased will be awarded. An executive Director’s Matching Shares award will only vest if the shares originally purchased have been retained. No Performance Shares or Matching Shares will vest for below median performance. Prior to the vesting of any TSR related awards, the Committee has also specified that, as an additional hurdle, it will need to be satisfied that this vesting is justified by the underlying financial performance of the Company over the performance period. The actual results will be independently verified against the performance conditions of the LTIP before any award vests to ensure correct calculation under the rules of the LTIP. The Committee does not intend to make awards of Performance Shares in excess of 70% of base salary for 2004.

External appointments

Executive Directors are permitted to hold positions as non-executive directors of other companies provided that these do not lead to conflicts of interest. The Board sanctions each such request on a case by case basis. Fees received may be retained by the executive Director concerned.

Remuneration summary 2003

The following table discloses information relating to the remuneration of all Directors who served during 2003:

	Base salary and non- executive Directors’ fees £	Benefits in kind(2) £	Annual incentive bonuses(3) £	2003 total remuneration £	2002 total remuneration £
Chairman (non-executive)
Robert Beeston (from 24 April 2003)	111,856	—	—	111,856	—
Sir Bryan Nicholson (retired 24 April 2003)	57,940	2,272	—	60,212	195,741
Executive Directors
Gian Carlo Cozzani	332,020	26,201	215,813	574,034	440,511
Stephen Howard	667,874	103,935	250,453	1,022,262	986,884
Dennis Millard	327,600	29,357	98,280	455,237	420,456
Raymond Sharpe (resigned 19 May 2004)	368,121	42,728	110,436	521,285	523,232
Non-executive Directors
Anthony Alexander (retired 14 May 2004)	33,327	—	—	33,327	38,000
Kent Atkinson (from 1 April 2003)	32,481	—	—	32,481	—
Robert Beeston (from 1 April 2003 - 23 April 2003)	2,077	—	—	2,077	—
June de Moller	39,500	—	—	39,500	38,000
Barry W Perry	29,500	—	—	29,500	28,000
Rick Haythornthwaite (retired 24 April 2003)	9,077	—	—	9,077	28,000

Total Directors’ remuneration(1)	2,011,373	204,493	674,982	2,890,848	2,698,824

Notes:

(1)	Directors’ remuneration which is received in non-sterling denominations is converted to sterling in the above table using the average exchange rate for the year.

(2)	Benefits in kind comprise mainly the assessed benefits arising from the contractual payments of medical insurance, life assurance, school fees, non-business related subscriptions and the provision of a company car.

(3)	The annual incentive bonuses awarded to Messrs Howard, Millard and Sharpe for 2003 were based on the achievement of Group cash flow targets. They received no bonus entitlement in relation to Group profit. Mr Cozzani’s annual incentive bonus was based on the achievement of Group and Ceramics division cash flow targets and Ceramics division profit targets.

(4)	In addition to the above, ex gratia pensions of £9,691 (2002: £9,353) were paid to former Directors in 2003.

In 2003, the remuneration paid to the non-executive Directors, including the Group Chairman, and the executive Directors was in line with the remuneration policies outlined above. Features of the various elements of remuneration for the executive Directors were as follows:

Base salary

Following the freeze on base salaries in 2002, executive Directors’ base salaries were increased from 1 January 2003 by 4%. With effect from 1 January 2004 increases ranging from 4% to 7% were given following a review of market data and in line with increases given to other senior executives in the Group.

Annual incentive

Each year the Remuneration Committee establishes financial performance criteria for the forthcoming year, linked to Group budgets. 2003 incentive targets for the executive Directors were based on profit (70% of incentive) and cash flow objectives (30% of incentive). The executive Directors were assessed solely against Group performance criteria, except for Mr Cozzani who had half of his incentive based on the performance of the Ceramics division. The incentive has a Threshold level of performance below which no award is paid, a Target level at which the Group Chief Executive is entitled to a payment of 62.5% of base salary and the remaining executive Directors to 50% of base salary, and a Maximum performance level at which the maximum award entitlement is earned.

The Group as a whole did not achieve its Threshold level of performance with respect to the profit element; however the Ceramics division reached its Maximum level of performance. As a result, the only executive Director who earned an entitlement for this part of the annual incentive was Mr Cozzani. Despite falling short of profit targets, the Group did generate positive net cash flow before financing that reached the Maximum level of cash flow performance and the Ceramics division achieved the Maximum level of cash flow target. The achievement of annual incentive targets is reflected in the annual bonuses payable to the executive Directors in 2003, which are recorded in the Directors’ remuneration table above.

Long-term incentives

Under the old long-term incentive plan (the “MTI plan”) the achievement of target financial performance, measured over rolling three year periods, was rewarded in a mix of cash and deferred shares. The Remuneration Committee was responsible each year for establishing financial performance criteria for the next three-year period, reflecting anticipated business conditions and agreed plans and priorities. For the period 2001-2003, the MTI plan performance measures for the executive Directors were based half on profit and half on cash flow targets. Group results were below the threshold performance level for profit set by the Committee but met the target set for cash flow performance. As a consequence, the executive Directors, all of whose MTI plan incentive was based on Group results, were entitled to an award for the cash flow element under this particular plan. This award was payable two-thirds in deferred shares and one-third in cash. The number of deferred shares allocated was calculated on the basis of the market value of Cookson shares at the time of the award. Various restrictions apply to the deferred shares, principally that Directors cannot sell them within two years of the end of the performance period. The shares will be released to the executive Directors on or shortly after 31 December 2005, subject to their continued employment. Early release provisions also apply in certain circumstances (for example retirement).

No payment was made to the executive Directors in 2003 under the 2000-2002 MTI plan as the necessary financial targets were not met for this period.

Details of the individual awards for executive Directors under this cycle of the MTI plan are shown below:

	Performance period of schemes in which interests were held at 1 January 2003	Performance period of schemes in which interests were awarded or vested during 2003		Details of entitlements under the award which vested during the year			Details of the basis of incentive awards under each scheme interest
Executive Director		Awarded	Vested	Value of cash payments £	Value of deferred share entitlement (subject to fulfilment of further service requirement)(1) £
Gian Carlo Cozzani	2001-2003 2002-2004	2003-2005	2001-2003	33,294	66,589		Achievement of levels of performance over a set threshold results in the delivery of incentives, as a percentage of average annual base salary over the three year period, ranging from 20% to 50% (in respect of the profit-based target) and from 20% to 50% (in respect of the cash flow-based target) for each executive Director. Delivery of these awards is one-third in cash, with two-thirds in Company shares over which restrictions apply such that Directors cannot sell them within two years.
Stephen Howard	2001-2003 2002-2004	2003-2005	2001-2003	66,973	133,946	(2)
Dennis Millard	2001-2003 2002-2004	2003-2005	2001-2003	32,851	65,702
Raymond Sharpe (resigned 19 May 2004)	2001-2003 2002-2004	2003-2005	2001-2003	36,918	73,835	(3)

Notes:

(1)	On 7 May 2004 Messrs Howard, Cozzani, Millard and Sharpe received awards of restricted shares of 304,422, 151,338, 149,322 and 167,807 respectively under the 2001-2003 MTI plan. The number of shares awarded was calculated on the basis of the market value of ordinary shares at the time of the award.

(2)	The Remuneration Committee intends to waive the further service and two year holding requirements on or shortly before Mr Howard’s termination date as part of an expected arrangement regarding his terms of departure.

(3)	This entitlement lapses due to Mr Sharpe’s resignation on 19 May 2004.

Share options

Under the Executive Share Option Scheme, the level of share option grants made in 2003 was based upon an individual’s contribution and potential. Share options were granted at the market price prevailing at the time of grant. Options granted under this Scheme have normally only become exercisable if the growth in earnings per share before goodwill amortisation and exceptional items has been at least equal to the increase in the UK Retail Price Index plus 3% per annum (2% per annum for options granted in 1995 and 1996) for a consecutive three-year period. When options were granted in November 2002 and September 2003, additional performance criteria were set for executive Directors and, in order for options held by executive Directors at the vesting date to become exercisable both of the following criteria must also be met:

(i)	the average mid-market closing price for a period of 30 consecutive dealing days (effectively 6 weeks) must exceed 50p during the three-year period commencing from the date of the grant; and

(ii)	for the 2002 grant, the Group’s cumulative earnings per share before goodwill amortisation and exceptional items for the financial years 2003-2005 must exceed 9.6p; or

for the 2003 grant, the Group’s cumulative earnings per share before goodwill amortisation and exceptional items for the financial years 2004-2006 must exceed 10p.

Share options granted to executive Directors in respect of 1p ordinary shares of Cookson Group plc are shown below. All grants made prior to November 2002, the exercise price for which exceeds the market price at 31 December 2003, of 40p (2002: 20.25p), are shown in aggregate. The mid-market closing price of the Group’s shares ranged between 16.25p and 40p during 2003.

Executive Director	Year of grant		At 1 January 2003 No.	Granted/ (lapsed) during the year No.	At 31 December 2003 No.	Weighted average option exercise price(1) p	Earliest year in which exercisable	Latest year in which options expire
Gian Carlo Cozzani	1993-2002		2,038,402	(85,503)	1,952,899	178	2003	2012
	2002		1,156,951	—	1,156,951	25	2005	2012
	2003		—	228,908	228,908	36	2006	2013

			3,195,353	143,405	3,338,758

Stephen Howard	1993-2002	(6)	4,933,431	(255,532)	4,677,899	174	2003	2012
	2002	(7)	2,691,553	—	2,691,553	25	2005	2012
	2003	(7)	—	445,429	445,429	36	2006	2013

			7,624,984	189,897	7,814,881

Dennis Millard	1996-2002		2,134,098	—	2,134,098	174	2003	2012
	2002		1,260,000	—	1,260,000	25	2005	2012
	2003		—	227,500	227,500	36	2006	2013

			3,394,098	227,500	3,621,598

Raymond Sharpe(2)(4)(5)	1993-2002		2,969,620	(137,282)	2,832,338	178	2003	2004
	2001	*	7,242	(7,242)	—	n/a	n/a	n/a
	2002		1,560,830	—	1,560,830	25	2005	2012
	2002	*	13,002	—	13,002	25	2004	2004
	2003		—	258,270	258,270	36	2006	2013
	2003	*	—	8,069	8,069	37.5	2005	2005

			4,550,694	121,815	4,672,509

Total, all executive Directors			18,765,129	682,617	19,447,746

Notes:

(1)	The option price of executive options is normally set on the trading day prior to grant at the then market price. For savings related options under the US Stock Purchase Plan the price is based on the market price on the grant date.

(2)	Options granted under the Company’s savings related option schemes are denoted by an asterisk (*).

(3)	Full details of Directors’ shareholdings and options to subscribe for shares are given in the Company’s Register of Directors’ Interests, which is open to inspection at the Group’s registered office during business hours.

(4)	On 26 January 2004, 11,052 of the 13,002 options granted to Mr R P Sharpe in 2002 at 25p per share under the terms of the US Stock Purchase Plan were exercised and the remaining 1,950 options lapsed. The mid-market closing price of Cookson shares on 26 January 2004 was 47.75p.

(5)	Mr Sharpe resigned as a Director on 19 May 2004, giving notice of termination in accordance with his contract. His options will lapse in accordance with the rules of the relevant schemes on the cessation of his employment in 2004.

(6)	Mr Howard has agreed to waive all unexercised options in this category as part of the expected arrangement regarding his terms of departure.

(7)	The remuneration Committee intends to allow the exercise of options in these categories in the period up to 31 December 2005, at which time they will lapse, subject to the average mid-market closing price for a period of 30 consecutive days exceeding 50p.

(8)	There were no other changes to interests in share options of the executive Directors in the period from 1 January 2004 to 6 May 2004.

Pension arrangements

The non-executive Directors, including the Group Chairman, do not participate in any of the Group’s pension plans.

Executive Directors employed under UK contracts participate in an Inland Revenue approved final salary occupational pension plan which provides for a maximum pension of two-thirds of final pensionable salary at a normal pensionable age of 62 years. Pensionable salary for new executive plan members in the UK is base salary. For certain longer-serving UK-based senior executives, pensionable salary includes an element of their annual incentive entitlement. For executive Directors who are subject to the Inland Revenue Earnings Cap (“Cap”) on pensionable earnings, which restricts the amount of benefit payable from the Inland Revenue approved pension arrangement, the Group has agreed to provide pension benefits as if they were not subject to the Cap. These additional benefit promises are currently unfunded.

Executive Directors employed under US contracts participate in either final salary occupational pension plans, which provide for a pension of approximately 50% of final pensionable salary, subject to completion of 35 years’ service at the normal pensionable age of 65 years, or a cash balance plan. Pensionable salary in US schemes comprises the member’s basic salary, together with annual incentive payment, but excludes other non-cash taxable benefits, including long-term incentive compensation. The inclusion of annual incentive in pensionable salary is consistent with market practice in the USA. As in the UK, the employing companies have agreed to provide additional benefits on an unfunded basis to certain US executives.

Each of the above plans makes provision for pensions to be payable in the event of retirement on health grounds and for pensions to be paid to a spouse on the death of the member. In the UK, in-service life assurance cover is provided by the pension plans, whereas in the US separate arrangements are made for such cover. To the extent that individual executive Directors have pension arrangements which differ from the general provisions, these are summarised in the following section of this report, which discloses information relating to the pension entitlements of each executive Director who served during 2003:

	Projected per annum pension payable at NRD based on service to 31 December 2003(1) £	Increase in 2003 of per annum pension payable at NRD £	Transfer value of per annum pension payable at NRD		Change during 2003 in transfer value less members’ contributions(2) £
Executive Director			2003 £	2002 £
Gian Carlo Cozzani(3)	n/a	n/a	n/a	n/a	n/a
Stephen Howard(4)(5)(8)(9)	232,705	20,016	1,030,569	885,963	140,151
Dennis Millard(7)(8)	110,156	15,417	1,134,398	849,100	270,515
Raymond Sharpe(4)(6)(8)(9)	140,235	6,485	773,238	698,075	75,163

Notes:

(1)	These amounts are calculated under the accrued benefit method, that is the annual pension payable at normal retirement date (“NRD”), which is age 65 except where noted, to which each Director is currently entitled, based upon the number of years they have already served with the Group and their current salary levels.

(2)	These amounts represent the difference between the net present capital value measured at 31 December 2003, which would be needed to provide for the payment at NRD of the accrued pension benefit as at 31 December 2003, less the net present capital value measured as at 31 December 2002, less the member’s contributions.

(3)	Pension provision for Mr Cozzani is made under defined contribution arrangements with external providers. Employer contributions in 2003 were £152,478.

(4)	Pension arrangements for Messrs Howard and Sharpe in respect of their respective US contracts, in common with those for other senior Group executives in the USA, are covered under the Retirement Security Plan and the 401K Savings Plan of Cookson Electronics, Inc., each with an associated pension commitment. In addition to the 401K Savings Plan, similar investment funds exist to provide for Mr Sharpe’s pension arrangements through another Group company. Employer contributions to these plans in 2003 were £13,114 for Mr Howard and £18,636 for Mr Sharpe.

(5)	Pension benefit is provided for Mr Howard in the USA by a defined contribution account which will increase in value for each year of future service by 5% of his compensation for each year, together with applicable interest earnings. The defined contribution account provides for lump sum payments to be taken in lieu of regular pension payments. Mr Howard is also participating in the Cookson Group Pension Plan in respect of his UK contract, accruing 1/30th of his UK pensionable salary for each year of service. This pensionable salary is limited to the current Inland Revenue Earnings Cap. The figures in the table above are based on Mr Howard’s total accrued benefits in the UK and the USA.

(6)	Pension benefit for Mr Sharpe would have increased for each year of future service by 1.25% of final average compensation plus 0.45% of final average compensation in excess of US Social Security Compensation.

(7)	Mr Millard will be entitled to a pension at age 62, after 15 years’ service, of two-thirds of basic salary plus one-third of average annual bonus over his last three years’ service, less retirement benefits payable in respect of previous employment. The accrual rate before age 62 is defined in his service contract according to a progressive formula, commencing at 1/45th of pensionable salary for each year of service. The pension benefit, once in payment, will increase by the lower of 5% per annum or the increase in the Retail Price Index. That element of the arrangement which is above the Cap is, in common with certain other executives, currently unfunded.

(8)	The transfer value of the net-of-inflation increase in accrued benefits during 2003, less any member contributions was £84,723 for Mr Howard, £116,662 for Mr Millard and £29,450 for Mr Sharpe.

(9)	Mr Sharpe resigned as a Director on 19 May 2004 and his service will end on 18 August 2004. Mr Howard’s service will end on or before 31 December 2004.

Board practices

Non-executive Directors’ service contracts

In accordance with the Code, each non-executive Director is appointed for an initial fixed term of three years and, thereafter, subject to approval of the Board, for a further three-year term. Non-executive Directors are not entitled to receive compensation for loss of office at any time.

Non-executive Director	Date of appointment	Unexpired term	Notice period
Anthony Alexander (1)	1 December 1996	n/a	n/a

Kent Atkinson	1 April 2003	To AGM in 2006	Not required

June de Moller	1 April 1999	To AGM in 2005	Not required

Barry W Perry	1 January 2002	To AGM in 2005	Not required

John Sussens	1 May 2004	To AGM in 2005	Not required

Notes:

(1)	Mr Alexander retired from the Board on 14 May 2004.

The Group Chairman was appointed on 1 April 2003 for a fixed period which expires at the conclusion of the AGM in 2008. He is entitled to 12 months notice from the Company. Any compensation for loss of office would be based upon his annual fee.

Executive Directors’ service contracts

The Board has determined that any new executive Director would be appointed with a notice period not exceeding one year, although in certain circumstances the Board would consider a longer initial fixed term.

It has been the Company’s practice for many years generally to employ executives on local terms while giving due consideration to global market practices. Where executive Directors are primarily employed outside the UK, their contracts reflect local law and employment practice for senior executives in the territory concerned.

The Board recognises that market practice changes over time. With this in mind, Mr Cozzani, President/CEO, Ceramics division, Mr Millard, Group Finance Director, and Mr Sharpe, CEO, Electronics division all agreed with the Remuneration Committee changes (taking effect between February 2004 and 31 December 2004) to their employment contractual arrangements. As a result of these changes, it was agreed that, by 31 December 2004 all three contracts would have a contractual notice period from their employer not exceeding twelve months and any contractual payment in lieu of notice in the event of termination without cause would be subject to mitigation in respect of new employment. Moreover the previous “change of control” entitlements would no longer apply.

Mr Cozzani has an employment contract governed by Illinois, USA law and a secondment agreement governed by Belgian law. He is based in Belgium, and mandatory Belgian employment law will continue to determine any severance payment, which will be offset against his Illinois contractual entitlement. His Illinois contract originates from his employment with Vesuvius Crucible Company.

The changes to be made to the contracts of Messrs Cozzani, Millard and Sharpe took account of current UK corporate governance guidance and were similar to the provisions which the Committee agreed for Mr S L Howard, Group Chief Executive, last year. No compensation has been paid or is payable to any of the Directors in respect of the changes to their contracts of employment.

A summary of the main conditions of the contracts of the executive Directors is as follows:

Executive Director	Date and jurisdiction of contract(s)	Unexpired term	Notice period	Basis of compensation on termination by employer without cause
Gian Carlo Cozzani	23 February 2004 (Illinois, USA) 5 May 1997 (Belgium)	24 months, reduced to 12 months as from 31 December 2004	24 months until 30 December 2004; 12 months from 31 December 2004 to 6 October 2005, thereafter no notice required under contract but 6 months required under Belgian law	At all times subject to offset of any amounts mandatorily payable under Belgian law: salary and annual incentive compensation (based on percentage level paid in most recent prior payment year) for the applicable contractual notice period, payable half in a lump sum and the balance in equal monthly instalments commencing half way through the applicable contractual notice period, mitigated by any salary earned from new employment.

Stephen Howard	1 January 2003 (UK) 1 January 2003 (Rhode Island, USA)	12 months	12 months	One times salary, benefits and average of last three years’ annual and MTI plan incentive payments, payable half in a lump sum and the balance in six separate monthly instalments commencing six months after leaving, mitigated by any salary earned from new employment. Pension accrual for one year.

Dennis Millard	19 February 2004 (UK)	24 months reduced to 12 months as from 31 December 2004	24 months until 30 December 2004; 12 months as from 31 December 2004	Under agreed mitigation formula applicable until 30 December 2004, one and one third times salary and value of benefits, payable as a lump sum, and two thirds of accrued annual and MTI plan incentive payments, payable in accordance with scheme rules, plus pensionable service credit of two years. From 31 December 2004, one times salary, benefits and average of last three years’ annual and MTI plan incentive payments, payable half in a lump sum and the balance in six separate monthly instalments commencing six months after leaving, mitigated by any salary earned from new employment. Pension accrual for two years.

Raymond Sharpe	23 February 2004 (Rhode Island, USA)	24 months, reduced to 12 months as from 31 December 2004	24 months until 30 December 2004; 12 months as from 31 December 2004	Under agreed liquidated damages formula applicable until 30 December 2004, two times salary plus average annual incentive (based on percentage levels paid in previous two years) payable half as a lump sum and then twelve separate monthly instalments from the first anniversary of leaving: plus pension accrual and continuation of health and welfare benefits for two years. From 31 December 2004, one times salary, certain benefits and average of last three years’ annual and MTI plan incentive payments, payable half in a lump sum and the balance in six separate monthly instalments commencing six months after leaving, mitigated by any salary earned from new employment. Pension accrual and continuation of health and welfare benefits for two years, subject to mitigation.

Notes:

(1)	Mr Howard will leave the Company on or before 31 December 2004. The provisions given above for employer termination do not apply. See page 33, footnote (2).
(2)	Mr Sharpe gave three months’ notice of resignation, in accordance with his contract, on 19 May 2004. The provisions given above for employer termination do not apply.

Retirement and election or re-election of Directors

All Directors are subject to periodic retirement, and election or re-election at the Company’s AGM, in accordance with the Group’s Articles of Association.

Board committees

The principal committees of the Board are the Audit, Remuneration and Nominations Committees. Each committee has written terms of reference agreed by the Board. These are available to view on the Company’s website. Other committees of the board include the Finance Committee, the Share Schemes Committee, the Executive Committee and the Chief Executive’s Committee.

Audit Committee

The Audit Committee members are the non-executive Directors, namely Mr Atkinson, Mrs de Moller, Mr Perry and Mr Sussens. The Committee is currently chaired by Mr Atkinson. The Group Chief Executive, the Group Finance Director, the Group Head of Audit and the external auditors are normally invited to attend meetings. The Committee meets regularly with the external auditors without any executives being present. The principal roles of the Committee are to assist the Board in the discharge of its responsibilities in respect of statutory and other financial reporting and in respect of its review of the effectiveness of the Group’s internal controls and risk management systems; and to help strengthen the independent position of the external auditors by providing a direct channel of communication between the external auditors and the non-executive Directors.

During the year under review, the Audit Committee met four times and reviewed, amongst other matters, the annual and interim financial results (including associated statements), updates on the Group’s International Financial Reporting Standards conversion project, internal audit reports and management control issues, the scope of the audit and its cost effectiveness and the extent to which the external auditors’ remuneration for non-audit services might affect their independence and objectivity in carrying out the audit. The Committee has established a framework whereby it considers for approval non-audit services carried out by the external auditors and has established procedures for the receipt, retention and treatment of complaints received by the Group including accounting, internal controls, auditing matters and confidential communications from employees. The Group Head of Audit reports directly to the Committee Chairman, and the Audit Committee reviews and approves the internal audit work programme for each year.

The Directors are responsible for the establishment and maintenance of the Group’s system of internal control. The Group has complied with the provisions of Section 1 of the Combined Code on Corporate Governance annexed to the Listing Rules of the UK Listing Authority (“the Code”) which apply to internal control. These require that the Directors review the effectiveness of the Group’s system of internal controls, including financial, operational and compliance controls, and risk management systems. Whilst no system of internal control can provide absolute assurance against material misstatement or loss, the Group’s system is designed to provide the Directors with reasonable assurance that problems are identified on a timely basis and are dealt with appropriately. Subject thereto, based on their review of the Group’s system of internal controls, which include disclosure controls and procedures, the Directors consider them to be effective. Since the date of the Directors’ review, there have been no significant changes in internal controls or other matters which could significantly affect them.

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

The internal control system is monitored and supported by the Group’s internal audit function which operates on a global basis. This function assists management and the Board in the effective discharge of their responsibility for internal control by conducting reviews of Cookson businesses and reporting objectively both on the adequacy and effectiveness of the system of internal control in place, with a particular emphasis on financial controls and as to whether those businesses are in compliance with applicable Group policies and procedures. The Group Head of Audit is responsible for developing the function, within the framework of common Group policies and standards and for carrying out assignments in accordance with an annual audit plan approved by the Audit Committee. The Audit Committee receives reports from the Group Head of Audit on a regular basis and reports, in turn, to the Board on the results of its review.

As part of the Board’s process for reviewing the effectiveness of the system of internal control, it delegates the following matters to the Audit Committee to be carried out during the year:

•	review of external and internal audit work plans;

•	consideration of reports from management and internal audit on the system of internal control and any material control weaknesses; and

•	discussions with management on the actions taken on problem areas identified by Board members, in internal audit reports or in external audit management letters.

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the agenda, papers and minutes of all Audit Committee meetings.

In addition to the above, the Board considers significant financing and investment decisions concerning the Group, including the giving of guarantees and indemnities, and monitors policy and control mechanisms for managing treasury risk. The Board also reviews the role of insurance and other measures used in managing risks across the Group, receives regular reports on any major issues that have arisen during the year and makes an annual assessment of how the risks have changed during the period under review.

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

Remuneration Committee

The Remuneration Committee members are the non-executive Directors, namely Mr Atkinson, Mrs de Moller, Mr Perry and Mr Sussens. The Committee is chaired by Mrs de Moller. The Committee’s principal roles are to recommend and monitor the level and structure of remuneration for senior management and to set the appropriate remuneration for the Group Chairman, executive Directors and Group Secretary.

Mr Beeston also served as a member of the Audit and Remuneration Committees during the year. In accordance with changes in best practice following the Higgs review and the publication of the new Combined Code both Committees have now adopted revised terms of reference and Mr Beeston, as Group Chairman, has subsequently resigned his membership of these Committees.

Nominations Committee

The Nominations Committee advises the Board on appointments to and retirements and resignations from the Board. The members of the Committee are the Group Chairman, the Group Chief Executive and any three non-executive Directors. The Committee meets as and when required and is chaired by the Group Chairman, or a non-executive Director. The Group Chairman would not act as Chairman of the Committee where the Committee was dealing with the appointment of a successor to the Chairmanship. In view of the decision of Mr Alexander to retire from the Board at the 2004 AGM, the Nominations Committee drew up a specification for the role of non-executive Director to replace him, and utilised the services of an external search consultancy to search for a suitable successor. Mr John Sussens was duly appointed to the Board on 1 May 2004. The Committee is currently engaged in searching for a new Group Chief Executive to succeed Mr Howard.

Finance Committee

The Finance Committee is chaired by the Group Chairman, its other members being the Group Chief Executive, Group Finance Director and Group Treasurer. The Committee meets as and when required, primarily to consider for approval treasury-related matters.

Share Schemes Committee

The Share Schemes Committee’s membership consists of any two Directors. It meets as and when required to undertake administrative matters in relation to the Group’s share schemes.

Executive Committee

The Executive Committee is chaired by the Group Chief Executive and comprises the executive Directors, the Group Secretary and the Chairman of the Precious Metals division. The Executive Committee supports the Group Chief Executive in addressing Group-wide issues, reviewing performance and determining Group operational strategy.

Chief Executive’s Committee

The Chief Executive’s Committee, consisting of the Group Chief Executive, the Group Finance Director and at least one other member of the Executive Committee, is responsible for reviewing and approving capital expenditure, acquisitions and disposals at certain levels as determined by the Board. Responsibility for day-to-day operational management is delegated to the divisional Chief Executives.

Employees

The table below shows the number of employees within each division as at 31 December 2003, 2002 and 2001:

	2003 No.	2002 No.	2001 No.
Laminates	1,316	1,327	1,766
Chemistry	1,505	1,669	1,377
Assembly Materials	2,016	2,109	2,246

Electronics	4,837	5,105	5,389
Ceramics	8,624	8,451	7,820
Precious Metals	2,192	2,361	2,428

Continuing operations	15,653	15,917	15,637
Discontinued operations	—	1,355	2,015

Total	15,653	17,272	17,652

Note:

(1)	Comparative figures have been restated for disposed businesses.

(2)	Employee numbers relate to Cookson Group plc and its subsidiaries but exclude employees of the Group’s joint ventures.

The major reason for the reduction in employees in the Group over the past three years has been the disposal of businesses, reported as discontinued operations in the above table.

Directors’ share ownership

The beneficial interests of the Directors and their families in the 1p ordinary shares of Cookson Group plc were as shown below.

Director	At 20 May 2004 No.	Percentage of total shares in issue %(1)	At 31 December 2003 No.	At 31 December 2002 No.
Robert Beeston	500,000	0.03	500,000	—	(4)
Stephen Howard(2)	713,976	0.04	713,976	713,976
Gian Carlo Cozzani(2)	158,028	0.01	158,028	158,028
Dennis Millard(2)	399,999	0.02	399,999	399,999
Raymond Sharpe(2)	489,759	0.03	478,707	478,707
Anthony Alexander	312,000	0.02	312,000	312,000
Kent Atkinson	—	—	—	—	(4)
June De Moller	45,500	—	45,500	45,500
Barry W Perry	26,000	—	26,000	26,000
John Sussens	—	—	—	—	(4)

All Directors	2,645,262	0.14	2,634,210	2,134,210

Notes:

(1)	Based on 1,895,244,486 ordinary shares in issue as at 20 May 2004.

(2)	In addition to the share ownership disclosed above, on 7 May 2004 Messrs Howard, Cozzani, Millard and Sharpe received awards of restricted shares of 304,422, 151,338, 149,322 and 167,807 respectively under the 2001-2003 MTI plan. The number of shares awarded was calculated on the basis of the market value of ordinary shares at the time of the award.

(3)	In addition to the above interests, those Directors who are employees of the Company each have an interest as potential beneficiaries in ordinary shares of the Company held by Cookson Investments (Jersey) Limited as Trustee of the Cookson Group Employee Share Ownership Plan (“ESOP”). The balance of ordinary shares held by the ESOP at 31 December 2003 and 20 May 2004 was 11,617,700 (2002: 11,645,829).

(4)	The interests of Messrs Atkinson, Beeston and Sussens are shown from their dates of appointment.

(5)	There were no other changes to the Director’s ordinary shareholdings in the period 1 January 2004 to 20 May 2004.

None of the Directors or their spouses or minor children held non-beneficial interests in the ordinary shares of the Group during the year.

Directors’ shareholdings of the 49p deferred shares of Cookson Group plc are not disclosed as these shares carry no right to dividends or voting and are therefore rendered effectively worthless.

Share option schemes

Some of the features of the Cookson Group share option schemes are summarised below. All the schemes have a maximum life of 10 years unless otherwise extended by the shareholders or Directors, after which no further awards can be made. Exercise of options granted under the schemes described below is generally subject to the satisfaction of performance conditions which are set at the date of grant. These currently relate to Cookson’s earnings per share.

During the year, the Remuneration Committee undertook a review of the Group’s MTI Plan and Executive Share Option Scheme and decided to replace them both with a new Long-Term Incentive Plan.

The Cookson UK Executive Share Option Scheme (1995)

The Cookson UK Executive Share Option Scheme 1995 (the “UK Scheme”) is a UK Inland Revenue approved scheme under which options over ordinary shares are granted to eligible participants. Its principal terms are:

(i)	The Directors may select any executive Director or employee or any member of the Group who works at least 20 hours per week (25 hours in the case of a Director) other than anyone within 2 years of retirement or anyone with a material interest in a close company who is therefore prohibited from participating due to UK Inland Revenue rules.

(ii)	Participants may not hold tax approved options under this scheme (or any other Inland Revenue approved scheme) over more than £30,000 worth of shares as valued at the date the options were granted.

(iii)	On the occurrence of a take-over, scheme of arrangement, merger or other corporate re-organisation, options can generally be exercised early. Alternatively, participants may be allowed to exchange their options and/or awards for options or awards over shares in the acquiring company. Performance conditions, where relevant, will not apply in these circumstances.

The Cookson Executive Share Option Scheme 1995

The Cookson Executive Share Option Scheme 1995 (the “Executive Scheme”), under which options over Cookson’s ordinary shares are granted, has provisions similar to those of the UK Scheme. The principal differences from the UK Scheme are:

(i)	To be eligible to participate under the Executive Scheme, a person must be an executive Director or employee of the Group.

(ii)	The Executive Scheme contains a schedule containing additional provisions for US participants, including:

(a)	options granted to US employees may be either tax qualified incentive stock options or non-qualified options;

(b)	options may be granted to US employees even though they may be within 2 years of retirement; and

(c)	prior to being granted any options, US employees may be obligated to agree to certain restrictions on the sale of shares following the exercise of options.

Cookson also has the Cookson Group Approved Executive Share Option Scheme (1992) and the CG-Cookson Matthey Ceramics Executive Share Option Scheme (1995), which have terms similar to the UK Scheme and the Cookson Group Unapproved Executive Share Option Scheme (1992) and The CG-Cookson Matthey Ceramics Overseas Executive Share Option Scheme (1995), which have terms similar to the Executive Scheme. No further options can be granted under these schemes.

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

The Cookson Group US Stock Purchase Plan 2004

This plan is designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. Under this plan, individuals may not be granted options under the plan if they own ordinary shares constituting 5% or more of the voting power of the Group.

(i)	An eligible employee or executive Director who applies for an option under the plan must agree to savings being deducted from his or her net pay. Regular deductions are made over a one-year period (not more than $25,000 in any year). Shares may only be acquired under the Plan on exercise of the option using the savings together with interest on such savings, although participants may supplement their savings from their own funds if, due to exchange rate movements, they cannot purchase the full number of shares subject to their options.

(ii)	The price payable for each ordinary share will be a price in sterling determined by the Directors, provided that it will not be less than 85% of the middle market quotation of the ordinary shares on the date of grant.

(iii)	An option grant under the Plan will be exercised no later than 18 months after the date of grant provided the option holder is still employed by the Group. Special provisions apply in the case of death, injury, disability, workforce reduction or job elimination, retirement under the employing company’s retirement plan or where the business which employs the option holder is transferred out of the group. Special exercise provisions also apply in the event of a take-over, reconstruction or winding-up of the Group.

Cookson also has the Cookson Group US Stock Purchase Plan 1994 which has terms similar to the Cookson Group US Stock Purchase Plan 2004. No further options can be granted under this scheme.

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

Major shareholders

During the twelve month periods below, the Group has been notified in accordance with sections 198-208 of the Companies Act 1985, of the following interests of 3% or more in its issued ordinary shares.

	Ordinary shares held
	Number (million)%
20 May 2004(1)
Fidelity Investments Ltd	237.9	12.6
Hermes Administration Services Limited	131.6	6.9
Legal & General Investment Management Ltd	57.1	3.0
31 March 2004(2)
Fidelity Investments Ltd	262.8	13.9
Hermes Administration Services Limited	129.2	6.8
Aviva plc (including Morley Fund Management)	60.7	3.2
Legal & General Investment Management Ltd	57.1	3.0
31 March 2003(3)
Fidelity Investments Ltd	283.7	15.0
Aviva plc (including Morley Fund Management)	152.5	8.1
Hermes Administration Services Limited	134.3	7.1
Henderson Global Investors Ltd	97.1	5.1
Aegon UK plc	93.4	4.9
Franklin Resources Inc. (including Templeton Worldwide, Inc,)	71.9	3.8
Legal & General Investment Management Ltd	68.6	3.6
31 March 2002(4)
Fidelity Investments Ltd	73.6	10.1
Franklin Resources Inc. (including Templeton Worldwide, Inc,)	72.3	9.9
CGNU plc (including Morley Fund Management)	72.2	9.9
Aegon UK plc (including Scottish Equitable plc)	50.6	6.9
AXA Investment Managers UK Ltd (on behalf of AXA SA)	32.0	4.4
Standard Life Investments	25.5	3.5
Clerical Medical Investments Management Ltd	23.6	3.2
31 March 2001(5)
Franklin Resources Inc. (including Templeton Worldwide, Inc,)	104.7	14.4
AXA UAP S.A.	38.7	5.3
CGNU plc	29.2	4.0
Standard Life Insurance	24.0	3.3

Notes:

(1)	Based on 1,895.2 million ordinary shares issued and outstanding as of 20 May 2004.

(2)	Based on 1,894.8 million ordinary shares issued and outstanding as of 31 March 2004.

(3)	Based on 1,891.7 million ordinary shares issued and outstanding as of 31 March 2003.

(4)	Based on 727.6 million ordinary shares issued and outstanding as of 31 March 2002.

(5)	Based on 727.3 million ordinary shares issued and outstanding as of 31 March 2001.

Additionally, 11.6 million ordinary shares were held as at 20 May 2004 by Cookson Investments (Jersey) Limited as trustee of the Cookson Group Employee Share Ownership Plan (“ESOP”). The potential beneficiaries of the ESOP are the employees and former employees of the Group and their dependants and, accordingly, the executive Directors are collectively interested in these shares. The Company’s existing ordinary shares carry equal voting rights.

As at 20 May 2004, the Company had 8,045 registered shareholders. As at 20 May 2004, a total of 1,094,251 (0.06%) ordinary shares were held by 378 shareholders with registered addresses in the USA.

To the best of its knowledge, Cookson is neither directly or indirectly owned or controlled by one or more corporations or by any government and is not aware of any arrangements the operation of which might result in a change of control.

Related party transactions

Cookson Group plc and its subsidiaries are party to normal intercompany financing arrangements and other normal intercompany transactions. Otherwise, there are no transactions or loans that occurred which would be required to be reported under this item, with the exceptions that (i) when Mr Kent Atkinson joined the Group on 1 April 2003, he declared an interest by virtue of his directorship of Lloyds TSB Group plc in certain of the Group’s contracts; and (ii) the Company proposes to enter into a future arrangement with Mr Howard on or before 31 December 2004 regarding the terms of his departure. See Item 6 for details. The Group has agreements for banking and other services with Lloyds TSB Group plc which were entered into prior to Mr Atkinson’s appointment. Mr Atkinson retired as a non-executive director of Lloyds TSB Group plc on 16 April 2003.

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

Legal claims have been brought against certain Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Certain of the Group’s subsidiaries are subject to suits in the USA relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the amounts paid, including costs, in relation to this litigation has not been material to the Group’s financial position or results of operations.

Dividend policy

Where interim dividends are paid in respect of a fiscal year, such dividends are normally declared at the Group’s interim results announcement. The final dividend for a fiscal year is normally proposed by the Directors in the following February and paid in June after approval by shareholders at the Company’s Annual General Meeting, which normally takes place in April or May.

No dividends were paid in 2003 or 2002 or are proposed for 2003. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid until certain financial targets had been achieved. This policy will remain under review.

There can be no assurance on whether cash dividends or similar payments will be paid out in the foreseeable future or of their amount.

The following table shows the dividends declared on each ordinary share (as increased, where appropriate, by the associated UK tax credit but before deduction of withholding taxes as described in Item 10 “Additional Information – Taxation”) for the fiscal years 1999 through 2003. The ordinary dividends, which are declared in pence per share in respect of each fiscal year have been translated into US cents per share at the noon buying rate at each respective payment date.

Dividends declared per ordinary share

	Year ended 31 December
	2003	2002	2001	2000	1999(1)
Pence per share
Interim	—	—	4.5	4.5	4.3
Final	—	—	—	5.5	5.2

Total	—	—	4.5	10.0	9.5

US cents per share
Interim	—	—	6.5	6.4	7.0
Final	—	—	—	7.8	8.1

Total	—	—	6.5	14.2	15.1

Note:

(1)	ACT was abolished for dividends paid after 5 April 1999 (see Item 10 “Additional Information – Taxation”).

Significant changes

Refer to Item 5 – “Current trading and prospects”.

ITEM 9.	THE OFFER AND THE LISTING

Offer and listing details

Note: this Form 20-F is an annual report under the Securities Exchange Act of 1934.

Price history of stock

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the 1p ordinary shares of Cookson Group plc, as derived from the Daily Official List of the London Stock Exchange.

		£		US$
Fiscal year		High	Low	High	Low
1999	Year	2.60	1.23	4.16	1.99
2000	Year	2.61	1.54	4.30	2.43
2001	Year	1.93	0.36	2.82	0.54
2002	1st Quarter	1.02	0.69	1.47	0.99
	2nd Quarter	0.99	0.49	1.44	0.75
	3rd Quarter	0.54	0.19	0.83	0.30
	4th Quarter	0.26	0.16	0.40	0.25
2003	1st Quarter	0.23	0.16	0.38	0.26
	2nd Quarter	0.30	0.17	0.49	0.26
	3rd Quarter	0.36	0.24	0.57	0.39
	4th Quarter	0.40	0.32	0.71	0.53
	November	0.40	0.35	0.66	0.59
	December	0.40	0.35	0.71	0.61
2004	January	0.48	0.37	0.87	0.68
	February	0.50	0.42	0.92	0.79
	March	0.47	0.40	0.86	0.72
	April	0.48	0.46	0.85	0.81
	May (through to 20 May)	0.46	0.40	0.82	0.71

Note:

(1)	US dollar equivalents are derived using the noon buying rates on the date of the relevant high or low respectively.

Markets

The principal trading market for Cookson Group plc ordinary shares is the London Stock Exchange where the shares trade on a system known as SETSmm. SETSmm is an electronic order book supported by continuous liquidity provision from marketmakers. The shares of Cookson Group plc are listed under the symbol “CKSN.L.”

Cookson Group plc has an unlisted American Depositary Receipt (“ADR”) Programmes sponsored by Citibank. An ADR is a negotiable certificate representing ownership of shares in Cookson Group plc. Each ADR represents five ordinary shares of 1 pence each in Cookson Group plc. Cookson ADRs are traded in US dollars on an “over the counter” or “OTC” basis under the ADR ticker symbol “CKSNY”.

ITEM 10.	ADDITIONAL INFORMATION

Share capital

	2003 £m	2002 £m
Authorised:
19,349.6m ordinary shares of 1p each	193.5	193.5
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	550.0	550.0

Issued and fully paid:
1,892.0m ordinary shares of 1p each (2002: 1,891.7m)	18.9	18.9
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	375.4	375.4

The deferred shares carry no right to dividends or voting and are not listed and are therefore rendered effectively worthless.

Movements in the issued share capital of the Group during the year were as follows:

	Deferred shares of 49p each		Ordinary shares of 1p each
	m	£m	m	£m
In issue at 1 January 2003	727.6	356.5	1,891.7	18.9
Exercises of options	—	—	0.3	—

In issue at 31 December 2003	727.6	356.5	1,892.0	18.9

For further information on movements in share capital during 2001-2003, refer to the “Consolidated Statement of Changes in Shareholders’ Equity” in the consolidated financial statements included elsewhere in this document.

Articles of association

Set out below is a summary of the principal provisions of the Articles of Association of Cookson Group plc:

Directors’ powers in relation to related party contracts

A Director may not vote in respect of any contract, arrangement of proposal in which the Director has any material interest otherwise than by virtue of securities or debentures of or otherwise in or through the Company. This is subject to certain exceptions relating to proposals (a) giving the Director any security, guarantee or indemnity in respect of obligations incurred at the request of or for the benefit of the Company or its subsidiaries; (b) giving any security, guarantee or indemnity in respect of a debt or other obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility; (c) concerning an offer of securities or debentures of or by the Company or any of its subsidiaries in which the Director may be entitled to participate or will be interest as an underwriter; (d) concerning any other company in which the Director has a beneficial interest of less than 1% of the issued shares of any class of the company or of the voting rights available to members of the company; (e) concerning the adoption, modification or operation of a superannuation fund, retirement, death or disability benefit scheme or employees’ share scheme under which the Director will be provided with the same benefits as other employees; and (f) concerning any liability or other insurance which the company is empowered to purchase and/or maintain for the benefit of Directors or any group of persons including the Directors.

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

Voting

Subject to the restrictions described below, on a show of hands every member who is present in person at a Company meeting will have one vote regardless of the number of ordinary shares held. On a poll every member present in person or by proxy will have one vote for each ordinary share of which he is the holder. No member will, unless the Directors otherwise determine, be entitled in respect of any ordinary share held by him, to vote either personally or by proxy at a shareholders’ meeting, or to exercise any other right conferred by membership in relation to shareholders’ meetings if:

(i)	any call, or other sum presently payable by him to Cookson in respect of that share, remains unpaid; or

(ii)	he, or any person who appears to be interested in the shares held by him, has been served with a notice pursuant to section 212 of the Companies Act 1985 (“the Act”), and is in default for the prescribed period.

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

Convocation of Annual General Meetings (AGMs)

The Company must hold an AGM every year at such time (within a period of not more than 15 months after the previous year’s AGM) as the Directors determine. The Directors can convene an Extraordinary General Meeting at any time, and in the accordance with general law, must call one on a shareholder’s requisition.

Ownership disclosure threshold

In accordance with sections 198-208 of the Companies Act 1985, members are required to serve notice on the Company if their interest in the 1p ordinary shares of the Company breaches the 3% threshold of the total issued 1p ordinary shares.

Material contracts

The Group’s material contracts are discussed within Items 3-11 in this annual report.

Exchange controls

Other than withholding tax (see below – “Taxation – US taxation”), there are currently no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Cookson Group plc ordinary shares or American Depositary shares. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ordinary shares in connection with the creation of but not subsequent dealing in American depositary receipts. This is in lieu of the normal 0.5% stamp duty on all purchases of ordinary shares.

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

For the purposes of this discussion, the term “US Holder” means a beneficial owner of ordinary shares that is (i) a citizen or resident of the USA for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the USA or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the USA is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

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

Taxation of chargeable gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, US Holders will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a permanent establishment and the ordinary shares are or have been held by or for the purposes of the permanent establishment, in which case such US Holder would be liable to UK tax on chargeable gains on any disposition of ordinary shares.

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

Ordinary shares held by an individual US Holder whose domicile is determined to be the USA for the purposes of the estate tax treaty between the UK and US, and who is not a national of the United Kingdom for the purposes of that treaty generally, will not be subject to UK inheritance tax on the individual’s death or on a gift of ordinary shares during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, except where the ordinary shares (a) are part of the business property of a permanent establishment of an enterprise of the individual in the UK or (b) pertains to a fixed base in the UK of the individual used for the performance of independent personal services.

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

US taxation

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares by a US Holder. This summary deals only with holders of shares that are US Holders and that hold the shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

The summary assumes that the Company is not a passive foreign investment company (a “PFIC”), which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the USA, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the USA and the UK (the “Treaty”), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

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

For taxable years that begin after 31 December 2002 and on or before 31 December 2008, dividends paid by the Company will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the Treaty. A US Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Effect of UK Withholding Taxes

A new Treaty (“New Treaty”) entered into force on 31 March 2003. The New Treaty did not apply to dividend payments until 1 May 2003. In addition, until 1 May 2004, if US Holders would have been entitled to greater benefits under the prior Treaty, US Holders could have elected to continue to apply the prior Treaty.

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

Prior Treaty – effect of UK Tax Credit

An individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from the Company is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend. Although a US Holder that receives a dividend from the Company will not be entitled to this UK tax credit, under the Treaty the US Holder may treat an amount equal to this credit (the “Tax Credit Amount”) as a tax paid to the UK taxing authorities, for which the US Holder may claim a US foreign tax credit (as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833, Treaty-Based Return Position Disclosure, with its income tax return for the relevant year.

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

Sale or other disposition

Upon a sale or other disposition of ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the ordinary shares. This capital gain or loss will be a long-term capital gain or loss if the US Holder’s holding period in the ordinary shares exceeds one year. For capital sales taken into account in the period after 5 May 2003 and beginning before 2009, long-term capital gains will be taxable to a non-corporate US Holder at a special reduced rate.

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

Passive Foreign Investment Company considerations

The Company does not believe that it should be treated as a PFIC for US federal income tax purposes but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be treated as a PFIC, US Holders of ordinary shares would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by the Company would not be eligible for the special reduced rate of tax described above under “Dividends”. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

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

Documents on display

Copies of the documents filed with the SEC may be viewed at the SEC’s public reference rooms at 450 Fifth Street, N.W., Room 1200, Washington D.C. 20549. Please call the SEC at +1 800 SEC-0330 for more information on the public reference rooms and their copy charges.

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

	Expected maturity date
	2004 £m	2005 £m	2006 £m	Thereafter £m	Total £m	Fair value £m
Convertible bonds
Capital value of bonds in issue	80.0	—	—	—	80.0	82.0
Fixed interest rate	7.0%				7.0%

	80.0	—	—	—	80.0	82.0

Loans falling due after more than one year
US$130 million senior loan notes	—	—	—	72.6	72.6	83.4
Fixed interest rate (annual)				6.9%	6.9%
US$40 million senior loan notes	—	—	—	22.3	22.3	26.3
Fixed interest rate (annual)				7.0%	7.0%
US$25 million senior loan notes	—	14.0	—	—	14.0	15.1
Fixed interest rate (annual)		7.7%			7.7%
US$50 million senior loan notes	—	—	—	27.9	27.9	32.4
Fixed interest rate (annual)				7.8%	7.8%
US$135 million senior loan notes	—	—	—	75.4	75.4	92.2
Fixed interest rate (annual)				7.9%	7.9%
US$190 million senior loan notes	—	—	—	106.2	106.2	133.2
Fixed interest rate (annual)				8.1%	8.1%
Other loans(1)	15.0	0.6	—	4.4	20.0	20.0

	15.0	14.6	—	308.8	338.4	402.6

Interest rate swaps
US dollars	—	67.0	—	—	67.0	(0.8)
Received Fixed interest rate (annual)		3.1%			3.1%
Pounds sterling	75.0	—	—	—	75.0	—
Received Fixed interest rate (annual)	4.8%				4.8%

Note:

(1)	The item “Other loans” in the table above comprises a number of different loans, denominated in several currencies, some of which are at fixed interest rates and some at variable interest rates.

Foreign currency profile

The foreign currency profile of the Group’s financial assets and liabilities after taking into account the effect of currency swaps is set out in the table below.

	(Financial assets - cash) £m	Financial liabilities - gross borrowings £m	Net financial (assets)/ liabilities £m
Pounds sterling	(10.0)	20.1	10.1
US dollar	(26.2)	290.0	263.8
Euro	(5.6)	(11.3)	(16.9)
Singapore dollar	(0.5)	79.4	78.9
Japanese yen	(2.1)	28.7	26.6
Other	(12.4)	8.4	(4.0)

At 31 December 2003	(56.8)	415.3	358.5

Pounds sterling	(12.0)	(63.7)	(75.7)
US dollar	(23.1)	372.9	349.8
Euro	—	(2.2)	(2.2)
Singapore dollar	(6.2)	86.4	80.2
Japanese yen	(0.9)	60.2	59.3
Other	(0.3)	17.1	16.8

At 31 December 2002	(42.5)	470.7	428.2

Pounds sterling	(0.5)	153.3	152.8
US dollar	(8.7)	345.2	336.5
Euro	(3.4)	129.9	126.5
Singapore dollar	(3.9)	89.8	85.9
Japanese yen	(0.7)	57.7	57.0
Other	(6.4)	(2.7)	(9.1)

At 31 December 2001	(23.6)	773.2	749.6

Sensitivity analysis

The analysis below presents the sensitivity of the fair value of the Group’s financial instruments to selected changes in interest rates and currency exchange rates. The ranges chosen reflect the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model. The carrying amounts, estimated fair values and sensitivity analysis of the Group’s outstanding financial instruments as at 31 December 2003 are as follows:

			Fair value change		Fair value change
Primary financial instruments held or issued to finance the Group’s operations	Carrying amount £m	Estimated fair value £m	+1% Movement in interest rates £m	-1% Movement in interest rates £m	+10% strengthening of sterling £m	-10% weakening of sterling £m
Cash and short-term deposits	(56.8)	(56.8)	—	—	2.6	(3.2)
Short-term borrowings and current portion of long-term debt	15.0	15.0	—	—	(2.6)	3.2
Convertible bonds	80.0	82.0	—	—	—	—
Long-term borrowings	323.4	387.6	(18.6)	19.8	(38.8)	47.4
Capitalised costs	(3.1)	—	—	—	—	—

	358.5	427.8	(18.6)	19.8	(38.8)	47.4

Interest rate hedges – swaps	—	(0.8)	—	—	—	—

Interest rate risk sensitivity

The sensitivity analysis above assumes an instantaneous 1% (100 basis points) move in interest rates of all currencies from their levels at 31 December 2003, with all other variables held constant.

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £1.0 million.

Foreign currency risk sensitivity

The sensitivity analysis above assumes an instantaneous 10% change in foreign currency exchange rates against pound sterling from their levels at 31 December 2003, with all other variables (including interest rates) held constant.

The currency mix of debt at the year-end was held 68% in US dollars, 19% in Singapore dollars, 7% in Japanese yen, 4% in pounds sterling and 2% in other currencies.

Market value changes from movements in currency exchange rates in long-term debt, currency swaps and forward foreign exchange contracts hedging overseas investments, along with similar movements in the values of the investments being hedged, are taken through the Group’s statement of total recognised gains and losses in accordance with the UK’s Statement of Standard Accounting Practice No.20 and Financial Reporting Standard No.3.

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

The Group’s controls and procedures and its evaluation thereof are fully discussed in Item 6 – “Directors, Senior Management and Employees – Audit Committee”.

Disclosure controls and procedures

The Group’s chief executive officer and chief finance officer have evaluated the Group’s disclosure controls and procedures as effective as at 31 December 2003, the end of the period covered by this annual report.

Management’s annual report on internal control over financial reporting

Not applicable.

Attestation report on management’s assessment of internal control over financial reporting

Not applicable.

Changes in internal control over financial reporting

In their evaluation of the Group’s internal control over financial reporting, the Group’s chief executive officer and chief finance officer have concluded that there were no changes in internal control over financial reporting that occurred during the year ended 31 December 2003 that materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board remains satisfied that various members of the Audit Committee have recent and relevant financial experience. The Board has determined that Mr Kent Atkinson, Chairman of the Audit Committee, is the audit committee financial expert for the purposes of the US Sarbanes-Oxley Act of 2002.

ITEM 16B.	CODE OF ETHICS

Cookson Group plc has adopted a code of ethics (the “Code of Conduct”) that applies to all employees of the organisation. A copy of the Code of Conduct is available on the Group’s website or may be obtained free of charge upon written request of the Group Secretary, Cookson Group plc, 265 Strand, London WC2R 1DB, England. The Group has also filed the Code of Conduct as an exhibit to the 2002 annual report with the SEC and it is available on the SEC’s website (www.sec.gov). Cookson has not made any amendments to its code of ethics during the year ended 31 December 2003 and has not granted any waivers therefrom.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Group’s principal accountant for the purposes of Regulation S-X is KPMG Audit Plc. The following table shows the aggregate fees billed for 2003 and 2002 by KPMG Audit Plc and its associates.

	2003 £m	2002 £m
Audit fees	1.9	1.9
Audit-related fees	—	—
Tax fees	0.7	1.3
All other fees	0.4	1.8

Aggregate fees billed by KPMG Audit Plc and its associates	3.0	5.0

Tax fees comprise compliance, tax advice and tax planning services.

Other fees relate to corporate transactions and Group projects including accounting advice on the implementation of International Financial Reporting Standards. In 2002, £1.4m of other fees were incurred in connection with assistance provided by KPMG Audit Plc relating to the Company’s rights issue. In compliance with the Companies Act 1985, these costs were set-off against the share premium arising on the rights issue rather than charged against profit.

Audit Committee pre-approval policies and procedures for non-audit services

The Audit Committee has established a framework whereby it considers for approval non-audit services to be carried out by KPMG Audit Plc and its associates. Within this framework, the Committee considers each proposal for non-audit services with respect to any adverse impact on the independence of KMPG Audit Plc and its associates. 100% of the non-audit fees billed by KPMG Audit Plc and its associates were pre-approved by the Audit Committee in the year ended 31 December 2003.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended 31 December 2003, the period covered by this annual report, Cookson Group plc and its affiliates made no purchases of its own shares or other units of any class of its equity securities.

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

ITEM 19.	EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit number	Description

1.1O	Memorandum and Articles of Association of Cookson.

2.1+	Form of American Depositary Receipt (included in Deposit Agreement).

2.2+	Form of Deposit Agreement between Cookson, Citibank NA, as depositary, and the holders and beneficial owners of American Depositary Receipts dated 14 September 1998.

4.1#	Service Agreements of Mr Stephen Howard.

4.2O	Service Agreement of Mr Dennis Millard.

4.3O	Service Agreement of Mr Raymond Sharpe.

4.4#O	Service Agreements of Mr Gian Carlo Cozzani.

4.5OΩ	£188 million Amendment and Restatement Agreement Relating to the £450 million Multicurrency Credit Agreement between Cookson as Borrower, various subsidiaries of Cookson as Guarantors, Banc of America Securities Limited, Barclays Capital, Citigroup Global Capital Markets, HSBC Bank plc, Lloyds TSB Capital Markets and The Royal Bank of Scotland plc as Mandated Lead Arrangers, Lloyds TSB Capital Markets as Facility Agent and Security Agent and the Banks named therein as Lenders dated 5 December 2003.

8.1O	List of Significant Subsidiaries.

11.1#	Code of Conduct. A copy of the Code of Conduct can be obtained free of charge by writing to the Group Secretary at Cookson Group plc, 265 Strand, London WC2R 1DB, England.

12.1O	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1O	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2001 and is incorporated herein by reference.

#	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2002 and is incorporated herein by reference.

Ω	Confidential treatment requested. Confidential material has been redacted and has been separately submitted to the Commission.

O	Filed herewith.

APPENDIX: GLOSSARY OF TECHNICAL TERMS

ball grid array (BGA)	A packaging technology in which a device’s external connections are arranged as an array of conducting pads on the base of the package. Small balls of solder are attached to the conducting pads.

blast furnace	A chimney-like furnace used in integrated steel production to smelt iron from iron ore.

chip on board	A process in which unpackaged semiconductors are physically and electrically attached to a circuit board, and are then encapsulated with a “glob” of protective material such as epoxy.

continuous casting	A method of pouring steel directly from the furnace into a billet, bloom or slab directly from its molten form. Avoids the need for large, expensive mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform.

Steel is poured from the ladle into a tundish which stands on top of the continuous caster. As steel carefully flows from the tundish down into the caster’s mould, it solidifies into a ribbon of red-hot steel. At the bottom of the caster, torches cut the continuously flowing steel to form slabs or blooms.

dry film photoresist	A material which is laminated to the copper of a substrate before being photographically exposed. As the film is developed, unexposed areas are washed away then the copper is etched with acid. The exposed photoresist protects the copper underneath it and forms the circuit as the rest of the copper is washed away.

electric arc furnace	A steelmaking furnace which generally uses scrap as 100% of the charge. Heat is supplied from electricity that arcs from graphite electrodes lowered into the metal bath.

etching	The process of selectively removing any material not protected by a resist using an appropriate solvent or acid. In some cases the unwanted material is removed using an electrolytic process.

findings	Jewellery components such as pins, clasps, posts, beads, balls and clips.

flip chip	A generic name for processes in which unpackaged integrated circuits are mounted directly onto a substrate with their component-sides facing the substrate.

FR4	The most commonly used insulating base material for circuit boards. FR4 is made from woven glass fibres bonded together with an epoxy. The board is cured using a combination of temperature and pressure which causes the glass fibres to melt and bond together, thereby giving the board strength and rigidity.

ingot casting	A steel production method in which liquid steel is poured into moulds, where it slowly solidifies. Once the steel is solid, the mould is stripped and the ingots go through a rolling or forging process.

ladle	Vessel used to transfer molten metal from the furnace to the tundish.

laminate	A material constructed from thin layers of copper foil and prepreg which forms the base of a PCB.

metallisation chemistry	Materials used to fill the via connecting holes in a substrate which firstly make the epoxy within the hole conducting and then plate it with copper so that it will connect the inner layers of the circuit.

microvia	A hole with a diameter of 150 microns or less.

mini mill	A steel mill that uses electric arc furnace technology.

monolithics	Refractory mixes in the form of castables, plastics and sprayed refractories used principally as a protective lining for ladles and tundishes. Join-free application reduces heat loss, gas permeability and thermal stress forces.

prepreg	Non-conducting semi-cured layers of FR4 used to separate conducting layers in a multilayer circuit board

printed circuit board	A type of circuit board which has conducting tracks superimposed or “printed” on one or both sides. Also called Printed Wire Board (PWB).

process chemistries	High specialised chemicals used in the manufacture of PCBs. Includes solder masks, final finishes and plated through-hole technologies.

refractory products	Products which provide a heat and chemical buffer in devices such as steelmaking vessels, furnaces, kilns and ovens, allowing the process to operate at extremely high temperatures without damaging the outer shell. Refractories also protect the installation against damage caused by abrasion, pressure, chemical attack and rapid changes in temperature as well facilitating heat retention, thus allowing the unit to operate more efficiently without major heat loss.

slide gate refractories	Zirconia, high alumina, alumina-zirconia and magnesia refractories for greater pouring accuracy, reduced slag carry over, simpler automation and increased hold times, all contributing to the production of higher quality steel.

solar crucible	A highly specialised crucible used to cast wafer-grade silicon for use in the manufacture of photovoltaic cells.

solder	An alloy of tin and other metals with a comparatively low melting point used to join less fusible metals.

solder mask	A layer applied to the surface of a substrate that prevents solder from sticking to areas that do not need to be soldered.

substrate	Generic name for the base layer of a circuit board.

surface finishing	A layer – typically of tin, silver, gold, tin-lead or polymer – used to coat the copper areas of a substrate which are to be soldered. This must be done because copper does not solder readily.

surface mount technology	A technique for populating circuit boards in which packaged components are mounted directly onto the surface of the substrate. A layer of solder paste is screen printed onto the pads and the components are attached by pushing their leads into the paste. When all of the components have been attached, the solder paste is melted using either reflow soldering or vapour-phase soldering.

through-hole assembly	A technique for assembling circuit boards in which component leads are inserted into plated through-holes. When all of the components have been inserted, they are soldered to the board, usually using a wave soldering technique.

tundish	The shallow refractory-lined basin on top of the continuous caster. It receives the liquid steel from the ladle, prior to the cast, allowing the operator to precisely regulate the flow of metal into the mould.

tweel	A fused silica damming device used to control glass flow in the float bath during the float glass production process.

via	A hole used to connect two or more conducting layers in a substrate. After drilling, a metallisation step is required to file or line the via with conducting material.

wafer	A paper-thin slice cut from a cylindrical crystal of pure semiconductor.

Cookson Group plc and Subsidiaries

Independent Auditors’ Report

To the Board of Directors

of Cookson Group plc

We have audited the consolidated balance sheets of Cookson Group plc and subsidiaries (the “Group”) as at 31 December 2003 and 2002, and the related consolidated profit and loss account and the consolidated statements of changes in shareholders’ funds, cash flows and total recognised gains and losses for each of the years in the three year period ended 31 December 2003. In connection with our audits of the consolidated financial statements, we have also audited the related consolidated financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cookson Group plc and subsidiaries as at 31 December 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended 31 December 2003 in conformity with generally accepted accounting principles in the United Kingdom. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

24 May 2004

-F1-

Cookson Group plc and Subsidiaries

Consolidated Profit and Loss Account

for the years ended 31 December 2002 and 2001

	note	2003
		Before exceptional items and goodwill amortisation £m	Exceptional items and goodwill amortisation (notes 5,6,11) £m	Total £m
Turnover	3,4
Continuing operations		1,623.9	—	1,623.9
Discontinued operations		57.8	—	57.8

Total turnover		1,681.7	—	1,681.7
Share of joint ventures - continuing		(41.2)	—	(41.2)
- discontinued		—	—	—

Turnover of Group subsidiaries		1,640.5	—	1,640.5

Operating profit/(loss)	3,4
Continuing operations before goodwill amortisation		79.2	(22.2)	57.0
Goodwill amortisation	11	—	(34.7)	(34.7)

Continuing operations		79.2	(56.9)	22.3
Discontinued operations		(17.0)	—	(17.0)

Group operating profit/(loss)		62.2	(56.9)	5.3
Share of joint ventures - continuing		2.0	—	2.0
- discontinued		—	—	—

Total operating profit/(loss)		64.2	(56.9)	7.3

Net loss on sale of operations	6
(Loss)/profit before goodwill written-back/off		—	(23.2)	(23.2)
Goodwill written-back/off		—	(142.5)	(142.5)

		—	(165.7)	(165.7)
Net profit/(loss) on sale of fixed assets	6	—	5.1	5.1

Profit/(loss) on ordinary activities before interest		64.2	(217.5)	(153.3)
Net interest	7	(31.6)	(2.4)	(34.0)

Profit/(loss) on ordinary activities before taxation		32.6	(219.9)	(187.3)
Taxation on profit/(loss) on ordinary activities	8	(9.8)	(5.0)	(14.8)

Profit/(loss) on ordinary activities after taxation		22.8	(224.9)	(202.1)
Minority interests	23	(2.4)	—	(2.4)

Profit/(loss) for the year		20.4	(224.9)	(204.5)
Dividends	9	—	—	—

Net loss transferred to reserves		20.4	(224.9)	(204.5)

Earnings per share - basic and diluted	10	1.1p		(10.9	)p

The accompanying notes are an integral part of these consolidated financial statements.

-F2-

Cookson Group plc and Subsidiaries

Consolidated Profit and Loss Account

for the years ended 31 December 2002 and 2001

2002				2001
Before exceptional items and goodwill amortisation £m	Exceptional items and goodwill amortisation (notes 5,6,11) £m	Total £m		Before exceptional items and goodwill amortisation £m	Exceptional items and goodwill amortisation (notes 5,6,11) £m	Total £m
1,633.1	—	1,633.1		1,801.5	—	1,801.5
158.8	—	158.8		297.9	—	297.9

1,791.9	—	1,791.9		2,099.4	—	2,099.4
(45.6)	—	(45.6)		(61.5)	—	(61.5)
(17.3)	—	(17.3)		(21.5)	—	(21.5)

1,729.0	—	1,729.0		2,016.4	—	2,016.4

71.5	(31.4)	40.1		79.7	(31.2)	48.5
—	(37.9)	(37.9)		—	(38.6)	(38.6)

71.5	(69.3)	2.2		79.7	(69.8)	9.9
(16.5)	—	(16.5)		(24.0)	—	(24.0)

55.0	(69.3)	(14.3)		55.7	(69.8)	(14.1)
1.7	—	1.7		4.0	—	4.0
0.1	—	0.1		(0.6)	—	(0.6)

56.8	(69.3)	(12.5)		59.1	(69.8)	(10.7)

—	(14.5)	(14.5)		—	5.6	5.6
—	(6.3)	(6.3)		—	(63.2)	(63.2)

—	(20.8)	(20.8)		—	(57.6)	(57.6)
—	(10.9)	(10.9)		—	13.3	13.3

56.8	(101.0)	(44.2)		59.1	(114.1)	(55.0)
(52.7)	—	(52.7)		(52.4)	—	(52.4)

4.1	(101.0)	(96.9)		6.7	(114.1)	(107.4)
(1.2)	1.8	0.6		39.4	7.5	46.9

2.9	(99.2)	(96.3)		46.1	(106.6)	(60.5)
(2.1)	—	(2.1)		(1.5)	—	(1.5)

0.8	(99.2)	(98.4)		44.6	(106.6)	(62.0)
—	—	—		(32.3)	—	(32.3)

0.8	(99.2)	(98.4)		12.3	(106.6)	(94.3)

0.1p		(8.7	)p	6.0p		(8.4	)p

-F3-

Cookson Group plc and Subsidiaries

Consolidated Balance Sheets

as at 31 December 2003 and 2002

	note	2003 £m	2002 £m
Fixed assets
Goodwill	11	505.6	598.3
Other intangible assets	11	8.4	—
Tangible assets	12	350.7	407.7

Investment in joint ventures:
Share of gross assets		30.6	52.3
Share of gross liabilities		(11.8)	(20.1)

		18.8	32.2
Other investments		33.2	37.8

Total investments	13	52.0	70.0

Total fixed assets		916.7	1,076.0
Current assets
Stocks	14	172.9	190.1
Debtors - amounts falling due within one year	15	335.0	351.7
- amounts falling due after more than one year	15	62.2	66.8
Cash and short-term deposits		56.8	42.5

Total current assets		626.9	651.1

Creditors: amounts falling due within one year
Borrowings	17	(15.0)	(13.7)
Convertible bonds	16	(80.0)	—
Other creditors	19	(335.5)	(364.1)

Total current liabilities		(430.5)	(377.8)

Net current assets/(liabilities)		196.4	273.3

Total assets less current liabilities		1,113.1	1,349.3
Creditors: amounts falling due after more than one year
Borrowings	17	(320.3)	(377.0)
Convertible bonds	16	—	(80.0)
Other creditors	19	(91.7)	(96.4)
Provisions for liabilities and charges	20	(71.3)	(67.8)

		629.8	728.1

Equity capital and reserves
Called up share capital	22	375.4	375.4
Share premium account	22	642.6	642.6
Profit and loss account		(605.9)	(506.6)
Other reserves		205.9	205.9

Total shareholders’ equity		618.0	717.3
Minority interests	23	11.8	10.8

		629.8	728.1

The accompanying notes are an integral part of these consolidated financial statements.

-F4-

Cookson Group plc and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended 31 December 2003, 2002 and 2001

	note	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities	29	107.5	132.8	154.9
Dividends from joint ventures		2.2	2.4	6.2

Capital expenditure
Payments to acquire fixed assets		(48.5)	(43.2)	(68.4)
Receipts from disposal of fixed assets		5.8	8.0	34.0

		(42.7)	(35.2)	(34.4)

Returns on investment and servicing of finance
Interest paid		(35.1)	(56.8)	(62.8)
Interest received		0.7	0.7	3.3
Proceeds from close-out of interest rate swaps	18	5.3	10.3	28.2
Dividends paid to minority interests		(1.5)	(1.2)	(0.5)

		(30.6)	(47.0)	(31.8)
Taxation		(20.7)	10.8	(21.6)

Acquisitions and disposals
Net proceeds from disposal of subsidiaries and joint ventures	29	49.7	3.8	60.1
Consideration for acquisition of subsidiaries and joint ventures	29	(19.1)	(14.6)	(19.5)
Other, including additional costs for prior years’ disposals		(9.1)	(17.2)	(5.4)

		21.5	(28.0)	35.2
Dividends paid		—	—	(72.3)

Net cash inflow before financing		37.2	35.8	36.2
Management of liquid resources
Increase in short-term deposits		—	(8.9)	—
Financing
Issue of shares		—	277.2	1.7
Refinancing costs paid		(1.5)	(8.5)	(1.5)
Decrease in debt		(21.9)	(285.9)	(26.2)

Increase in cash during the year		13.8	9.7	10.2

Consolidated Statements of Total Recognised Gains and Losses

for the years ended 31 December 2003, 2002 and 2001

	2003 £m	2002 £m	2001 £m
Net loss for the year	(204.5)	(98.4)	(62.0)
Exchange adjustments, including nil (2002: nil; 2001:£3.9m charge) relating to UK taxation	(7.6)	(51.6)	1.9

Total net recognised losses for the year	(212.1)	(150.0)	(60.1)

The accompanying notes are an integral part of these consolidated financial statements.

-F5-

Cookson Group plc and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended 31 December 2003, 2002 and 2001

	Share premium account £m	Other reserves £m	Profit and loss account £m	Called up share capital £m	Total shareholders’ equity £m
Balance at 31 December 2000	376.1	205.9	(315.0)	363.0	630.0
Net loss for the year	—	—	(62.0)	—	(62.0)
Dividends on ordinary shares	—	—	(32.3)	—	(32.3)
Ordinary shares issued, net of expenses	0.9	—	—	0.8	1.7
Goodwill written-back on disposals	—	—	47.8	—	47.8
Exchange adjustments	—	—	1.9	—	1.9

Balance at 31 December 2001	377.0	205.9	(359.6)	363.8	587.1
Net loss for the year	—	—	(98.4)	—	(98.4)
New shares issued under rights issue 28 August 2002, net of expenses	265.6	—	—	11.6	277.2
Goodwill written-back on disposals	—	—	3.0	—	3.0
Exchange adjustments	—	—	(51.6)	—	(51.6)

Balance at 31 December 2002	642.6	205.9	(506.6)	375.4	717.3
Net loss for the year	—	—	(204.5)	—	(204.5)
Goodwill written-back on disposals	—	—	112.8	—	112.8
Exchange adjustments	—	—	(7.6)	—	(7.6)

Balance at 31 December 2003	642.6	205.9	(605.9)	375.4	618.0

At 31 December 2003 shareholders’ equity has been reduced by £84.7m (2002: £77.1m; 2001: £25.5m) in respect of cumulative exchange adjustments.

	Ordinary shares of 50p each m	Deferred shares of 49p each m	Ordinary shares of 1p each m	Called up share capital £m
Balance at 31 December 2000	726.0	—	—	363.0
Ordinary shares issued, net of expense	1.6	—	—	0.8

Balance at 31 December 2001	727.6	—	—	363.8
Share capital reorganisation 6 August 2002	(727.6)	727.6	727.6	—
New shares issued under rights issue 28 August 2002	—	—	1,164.1	11.6

Balance at 31 December 2002	—	727.6	1,891.7	375.4
Ordinary shares issued, net of expenses	—	—	0.3	—

Balance at 31 December 2003	—	727.6	1,892.0	375.4

The accompanying notes are an integral part of these consolidated financial statements.

-F6-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1. Accounting policies and critical accounting estimates

Accounting policies

Companies Act 1985 These consolidated financial statements do not comprise “statutory accounts” within the meaning of section 240 of the Companies Act 1985 of the UK insofar as such accounts have to comply with the disclosure and other provisions of the Companies Act 1985 of the UK. The Company’s auditor has given an unqualified audit report on its Statutory accounts for the three years ended 31 December 2003.

Accounting convention The consolidated financial statements of Cookson Group plc and its subsidiaries are prepared under the historical cost convention. They have been prepared in accordance with applicable UK accounting standards.

The preparation of these financial statements, in conformity with UK GAAP, and with respect to notes 33 and 34 with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basis of consolidation For the purpose of the preparation of the Group accounts, references made to Group subsidiaries relate to subsidiary undertakings of the Group, as defined by the Companies Act 1989. A joint venture is an undertaking in which the Group has a long-term interest and over which it excercises joint control. The Group accounts consolidate the accounts of the Company and its subsidiaries and include, on the gross equity method, the Group’s share of the net assets and profits or losses of joint ventures. The Group accounts include, from the date of acquisition, the results of subsidiaries and joint ventures acquired during the period and exclude, from the date of disposal, the results of subsidiaries and joint ventures disposed of during the period. Where appropriate, adjustments are made on consolidation in order that the Group accounts are presented on a consistent basis.

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

Fixed asset investments The Group’s joint ventures are incorporated into the Group accounts using the gross equity method of accounting, such that the Group’s share of their profit or loss is included in the Group profit and loss account and, in the Group balance sheet, investments in joint ventures are included at the Group’s share of the net assets of each joint venture. The accounting policies of joint ventures are similar in all material aspects to those of the Company and its subsidiaries. Further details of fixed asset investments at the year end and movements in the year are given in note 13.

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

-F7-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1. Accounting policies and critical accounting estimates (continued)

Financial instruments The Group uses forward foreign currency contracts and interest rate swaps to manage the exposure to fluctuations in foreign exchange and interest rates in its borrowings. These instruments are accounted for as hedges when designated as such at the inception of contracts and, as a result, gains and losses on these foreign exchange contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end, but the fair value is disclosed in note 18. Interest differentials under the contracts are recognised by accruing the net interest payable as it becomes due. Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to the profit and loss account or balance sheet as appropriate.

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

Critical accounting estimates

The application of certain of Cookson’s principal accounting policies requires assumptions or subjective judgements by management, which are based on past experience and other relevant information. Estimates made by applying these assumptions and judgements are sometimes based on the outcome of future events and can affect both reported annual profit and Group assets and liabilities at the balance sheet date. Actual results may ultimately differ from the estimates.

The following are the critical policies where assumptions and judgements made by management could have a significant impact on the Group’s consolidated financial statements.

Goodwill It is the Group’s policy that, for goodwill arising from the acquisition of businesses after 1997, such goodwill is capitalised and amortised over a period up to twenty years. Management uses its judgement to determine the extent to which this goodwill has a value that will benefit the performance of the Group over future periods. To assist in the making of this judgement, management carries out an assessment, at least annually, of the carrying value of the Group’s capitalised goodwill, using discounted cash flow forecasts. Changes to the assumptions and discount rates used in making these forecasts could significantly alter management’s assessment of the carrying value of this goodwill. Any change in the asset lives applied to capitalised goodwill would have an impact on Group profit.

Tangible fixed assets It is Group policy to depreciate tangible fixed assets, except land, on a straight line basis over their estimated useful lives. This ensures that there is an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the useful life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. Variations in asset lives could impact significantly Group profit through an increase or decrease in the depreciation charge. The Group reviews its tangible fixed assets for indicators of impairment at least annually. Where an indicator of impairment is identified, an impairment review is undertaken. The carrying value of tangible fixed assets is compared to its recoverable amount, represented by its “value in use” to the Group. “Value in use” is derived from discounted cash flow projections.

Current asset provisions In the course of normal trading activities, management uses its judgement to establish the net realisable value of various elements of working capital – principally stocks and trade debtors.

Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties. Provision requirements are based on the facts available to management and are also determined by using percentages, based on past practice, applied to certain aged inventory and debtor categories.

In estimating the collectibility of trade debtors, judgement is required in assessing their likely realisation, including the current credit-worthiness of each customer and related ageing of the past due balances. Specific accounts are assessed in situations where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy.

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

Pensions and other post-employment benefits The Group’s results include costs relating to the obligations associated with the provision of pension and other post-employment benefits to current and former employees. It is management’s responsibility to set the assumptions used in determining the key elements of the costs of meeting such future obligations. These assumptions are set after consultation with the Group’s actuaries and include those used to determine regular service costs and the financing elements related to the plans’ assets and liabilities. Whilst management believes that the assumptions used are appropriate, a change in the assumptions used would affect Group profit.

-F8-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1. Accounting policies and critical accounting estimates (continued)

Critical accounting estimates (continued)

Deferred taxation The Group has recognised deferred tax assets in respect of unutilised losses and other timing differences arising in certain of the Group’s businesses, primarily the USA. Account has been taken of future forecasts of taxable profit in arriving at the values at which these assets are recognised. If these forecast profits do not materialise or change, or there are changes in tax rates or to the period over which the losses or timing differences might be recognised, then the value of the deferred tax asset will need to be revised downwards or upwards in a future period.

The Group has losses and other timing differences for which no value has been recognised for deferred tax purposes in these financial statements. These can arise in loss-making subsidiaries where the future economic benefit of these timing differences is uncertain. It can also arise where the timing differences are of such a nature that their value is dependent only on certain types of profit being earned, such as capital profits. If trading or other appropriate profits are earned in the future in these companies, the timing differences may yield benefit to the Group in the form of reduced tax charge. See note 21 for further details of the deferred tax assets which have been recognised in these financial statements.

Note 2. Significant acquisitions, disposals and discontinued operations

2003

During 2003, the Group acquired interests in subsidiaries, joint ventures and other intangible assets for a total consideration of £19.1m, on a debt free basis, including £12.7m in respect of prior year acquisitions. The contribution from acquisitions to turnover, profits and cash flows in 2003 was not material.

In January 2003, the Group completed the disposal of the Precision Products sector of the Precious Metals division for cash consideration of £44.7m and a subordinated note of £2.1m receivable in 2011. The Precision Products sector was largely based in the USA and contributed turnover of £62.6m in the year ended 31 December 2002 and an operating profit of £8.6m.

In November 2003, the Electronics division disposed of its Speedline businesses for cash consideration of £1.0m and deferred consideration of £4.7m. Speedline was largely based in the USA with satellite operations in Europe and Asia. During 2003, Speedline’s sales were £51.7m and it made an operating loss of £16.1m.

Other disposals of non-core and loss-making businesses raised cash proceeds of £10.5m in 2003 and overall costs of £6.5m were incurred on disposals in the year. Net proceeds from the disposal of subsidiaries and joint ventures in 2003 were £49.7m. The contribution from all businesses disposed of in 2003 to Group turnover was £57.8m and they produced a net operating loss of £17.0m.

During 2003, the Group spent £48.5m gross on capital expenditure. The largest items included upgraded production facilities for the Laminates and Chemistry sectors of the Electronics division and new production plants in China and Eastern Europe in the Ceramics division.

2002

During 2002, the Group acquired interests in subsidiaries, joint ventures and other intangible assets for a total consideration of £14.6m, on a debt free basis, including £4.3m in respect of prior year acquisitions. The contribution from acquisitions to turnover, profits and cash flows in 2002 was not material.

During 2002, the Group disposed of some non-core, US-based operations for net consideration of £3.8m, including the Dental Products operations of its Precision Products sector. For the year ended 31 December 2002, these operations had aggregate turnover of £8.2m and contributed nil operating profits.

During 2002, the Group spent £43.2m gross on capital expenditure. The largest items included investment in Enterprise Resource Planning (ERP) projects within the Ceramics division.

2001

During 2001, the Group acquired interests in subsidiaries, joint ventures and other intangible assets for a total consideration of £19.5m, on a debt free basis, including £14.9m in respect of prior year acquisitions. The contribution from acquisitions to turnover, profits and cash flows in 2001 was not material.

In March 2001, the Ceramics division disposed of its non-core Magnesia Chemicals business in the USA for £21.3m. For the year ended 31 December 2000, the business had sales of £23.6m and contributed operating profit of £3.2m.

During the second half of 2001, the Group disposed of the Cookson Plastic Mouldings businesses in four separate transactions for net cash consideration of £35.4m and deferred consideration of £2.1m. For the year ended 31 December 2001, Cookson Plastic Mouldings, based mainly in the USA, had aggregate sales of £81.2m and contributed operating profits of £3.7m.

Other disposals of non-core and loss-making businesses raised net cash proceeds of £3.4m in 2001. Net proceeds from the disposal of subsidiaries and joint ventures in 2003 were £60.1m. The contribution from all businesses disposed of in 2003 to Group turnover was £87.1m and they produced a net operating profit of £2.6m.

During 2001, the Group spent £68.4m gross on capital expenditure. The largest items included investment in ERP projects within the Electronics and Ceramics divisions.

-F9-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2. Significant acquisitions, disposals and discontinued operations (continued)

Summary of discontinued operations

Discontinued operations incorporate all businesses disposed of before 20 May 2004 and include:

Company	Date of Sale
Premier Refractories France, SA	December 2003
Speedline Technologies, Japan(1)	November 2003
Speedline Technologies, GmbH(1)	November 2003
Speedline Technologies, Inc.(1)	November 2003
Speedline Technologies, Pte Ltd.(1)	November 2003
Ebara-Udylite Co., Ltd (45% joint venture)	October 2003
Polymetallurgical Corporation(2)	January 2003
General Metal Finishing Co., Inc.(2)	January 2003
Wauconda Tool and Engineering Co., Inc.(2)	January 2003
Matrix, Inc.(2)	January 2003
Brainin Advance Industries, Inc.(2)	January 2003
Dental Products(2)	November 2002
Recreational Products(3)	December 2001
Materials Handling(3)	October 2001
EPC, Inc.(3)	August 2001
Magnesia Chemicals	March 2001

Notes:

(1)	Entities of Speedline.

(2)	Entities of the Precision Products sector.

(3)	Divisions of Cookson Plastic Mouldings.

-F10-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3. Segmental analyses

In each of the following analyses, the costs and net assets of the Group’s corporate activities have been allocated according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division/sector or by geographic location of operations. The Group’s share of results and net assets of joint ventures are not material in relation to the total amount for the Group and are included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2003, 2002 and 2001 was not material. The Directors believe that the new segmental analysis of businesses given below, showing the separate sectors of the Electronics division, gives a fairer presentation of the Group’s results.

The results reported for 2003 as discontinued operations mainly comprise the Electronics division’s Speedline business. Speedline was largely based in the USA, with satellite operations in Europe and Asia. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division. These discontinued operations previously formed part of the Group’s continuing operations and comparatives have been restated accordingly.

The results reported for 2002 as discontinued operations include all the businesses disposed of in 2003 referred to above and the Dental Products operations of the Precision Products sector and some non-core Electronics operations, all based in the USA and disposed of in 2002. The results reported for 2001 as discontinued operations include all the businesses disposed of in 2003 and 2002 referred to above and the Magnesia Chemicals business of the Ceramics division, based in the USA, and the Cookson Plastic Mouldings businesses, based in the USA and UK, all disposed of in 2001.

The total amount for net assets included below is arrived at after adding back to Group net assets of £629.8m (2002: £728.1m; 2001: £597.1m), borrowings of £415.3m (2002: £470.7m; 2001: £773.2m) and deducting cash and investments, other than those in joint ventures, of £90.0m (2002: £80.3m; 2001: £69.9m).

	2003				2002
By division/sector	Turnover £m	Operating profit/(loss) £m	Net assets £m	Period end Group employees No.	Turnover £m	Operating profit/(loss) £m	Net Assets £m	Period end Group employees No.
Laminates	115.7	(17.4)	78.4	1,316	114.1	(34.3)	83.0	1,327
Chemistry	247.4	22.2	225.4	1,505	240.9	16.1	254.2	1,669
Assembly Materials	240.9	17.8	116.3	2,016	256.3	28.5	131.3	2,109

Electronics	604.0	22.6	420.1	4,837	611.3	10.3	468.5	5,105
Ceramics	711.1	50.0	439.2	8,624	699.7	46.2	464.3	8,451
Precious Metals	308.8	8.6	110.3	2,192	322.1	16.7	115.7	2,361

	1,623.9	81.2	969.6	15,653	1,633.1	73.2	1,048.5	15,917
Goodwill amortisation	—	(34.7)	—	—	—	(37.9)	—	—
Exceptional items	—	(22.2)	—	—	—	(31.4)	—	—

Continuing operations	1,623.9	24.3	969.6	15,653	1,633.1	3.9	1,048.5	15,917
Discontinued operations	57.8	(17.0)	(14.5)	—	158.8	(16.4)	70.0	1,355

Total	1,681.7	7.3	955.1	15,653	1,791.9	(12.5)	1,118.5	17,272

					2001
By division/sector					Turnover £m	Operating profit/(loss) £m	Net Assets £m	Period end Group employees No.
Laminates					172.3	(25.8)	109.4	1,766
Chemistry					263.7	16.4	287.4	1,377
Assembly Materials					292.6	28.0	169.8	2,246

Electronics					728.6	18.6	566.6	5,389
Ceramics					726.5	44.1	505.5	7,820
Precious Metals					346.4	21.0	125.4	2,428

					1,801.5	83.7	1,197.5	15,637
Goodwill amortisation					—	(37.3)	—	—
Exceptional items					—	(14.1)	—	—

Continuing operations					1,801.5	32.3	1,197.5	15,637
Discontinued operations					297.9	(43.0)	102.9	2,015

Total					2,099.4	(10.7)	1,300.4	17,652

-F11-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3. Segmental analyses (continued)

Of the goodwill amortisation charge of £34.7m (2002: £37.9m; 2001: £38.6m), £17.5m related to Electronics (2002: £19.9m; 2001: £19.0m), £15.1m to Ceramics (2002: £15.2m; 2001: £15.4m), £2.1m to Precious Metals (2002: £2.8m; 2001: £2.9m) and nil (2002: nil; 2001: £1.3m) to discontinued operations. Of the Electronics goodwill amortisation charge of £17.5m, £1.8m related to Laminates (2002: £2.0m; 2001: £2.0m), £12.1m to Chemistry (2002: £12.8m, 2001: £12.9m) and £3.6m to Assembly Materials (2002: £5.1m, 2001: £4.1m). See note 11 for further details.

Of the total exceptional items of £22.2m (2002: £31.4m; 2001: £31.2m), £18.5m related to Electronics (2002: £25.2m; 2001: £6.0m), £0.8m to Ceramics (2002: £4.3m; 2001: £8.1m), £2.9m to Precious Metals (2002: £1.9m; 2001: nil) and nil (2002: nil; 2001: £17.1m) to discontinued operations. Of the Electronics exceptional items of £18.5m, £11.3m related to Laminates (2002: £19.3m; 2001: £2.4m), £2.4m to Chemistry (2002: £0.9m; 2001: nil) and £4.8m to Assembly Materials (2002: £5.0m; 2001: £3.6m).

The average number of Group employees during 2003 was 16,472 (2002: 17,443; 2001: 19,934), of which 4,983 (2002: 5,255; 2001: 6,027) were in Electronics, 8,548 (2002: 8,305; 2001: 8,349) in Ceramics, 2,271 (2002: 2,383; 2001: 2,610) in Precious Metals and 670 (2002: 1,500; 2001: 2,948) in discontinued operations. Of the Electronics average employees, 1,591 related to Laminates (2002: 1,709; 2001: 2,220), 1,341 to Chemistry (2002: 1,365; 2001: 1,446) and 2,051 to Assembly Materials (2002: 2,181; 2001: 2,361). Group employee numbers relate to the number of employees of Cookson Group plc and its subsidiaries, but exclude those of joint ventures. Of the average number of employees, 1,884 were employed in the UK (2002: 2,117; 2001: 2,660). The aggregate amount paid to UK employees was £57.4m (2002: £62.7m; 2001: £72.0m).

	2003				2002
	By geographic location of Group operations			By customer location	By geographic location of Group operations			By customer location
Geographical	Turnover £m	Operating profit/(loss) £m	Net assets £m	Turnover £m	Turnover £m	Operating (loss)/profit £m	Net Assets £m	Turnover £m
United Kingdom	166.2	2.8	105.8	123.6	177.9	(1.3)	120.0	135.4
Continental Europe	486.1	21.4	204.4	471.2	454.0	18.9	195.1	457.1
USA	546.4	(1.4)	399.6	519.6	622.1	5.6	473.6	536.2
Asia-Pacific	289.2	44.3	197.3	331.5	263.4	37.4	207.5	331.8
Rest of the World	136.0	14.1	62.5	178.0	115.7	12.6	52.3	172.6

	1,623.9	81.2	969.6	1,623.9	1,633.1	73.2	1,048.5	1,633.1
Goodwill amortisation	—	(34.7)	—	—	—	(37.9)	—	—
Exceptional items	—	(22.2)	—	—	—	(31.4)	—	—

Continuing operations	1,623.9	24.3	969.6	1,623.9	1,633.1	3.9	1,048.5	1,633.1
Discontinued operations	57.8	(17.0)	(14.5)	57.8	158.8	(16.4)	70.0	158.8

Total	1,681.7	7.3	955.1	1,681.7	1,791.9	(12.5)	1,118.5	1,791.9

					2001
					By geographic location of Group operations			By customer location
Geographical					Turnover £m	Operating (loss)/profit £m	Net Assets £m	Turnover £m
United Kingdom					202.2	(2.1)	134.2	158.7
Continental Europe					521.0	24.5	234.0	530.7
USA					700.3	13.6	547.8	651.0
Asia-Pacific					256.8	36.2	220.0	287.9
Rest of the World					121.2	11.5	61.5	173.2

					1,801.5	83.7	1,197.5	1,801.5
Goodwill amortisation					—	(37.3)	—	—
Exceptional items					—	(14.1)	—	—

Continuing operations					1,801.5	32.3	1,197.5	1,801.5
Discontinued operations					297.9	(43.0)	102.9	297.9

Total					2,099.4	(10.7)	1,300.4	2,099.4

Of the goodwill amortisation charge of continuing operations of £34.7m (2002: £37.9m; 2001: £37.3m), £3.6m (2002: £3.6m; 2001: £3.6m) was in the UK, £4.7m (2002: £4.3m; 2001: £4.3m) in Continental Europe, £19.0m (2002: £22.1m; 2001: £21.9m) in the USA, £5.7m (2002: £6.6m; 2001: £6.3m) in Asia-Pacific and £1.7m (2002: £1.3m; 2001: £1.2m) in the Rest of the World.

Of the exceptional items of continuing operations of £22.2m (2002: £31.4m; 2001: £14.1m), £1.0m (2002: £2.4m; 2001: £5.7m) was in the UK, £10.7m (2002: £9.7m; 2001: £1.3m) in Continental Europe, £7.4m (2002: £19.1m; 2001: £5.7m) in the USA, £3.0m (2002: £0.2m; 2001: nil) in Asia-Pacific and £0.1m (2002: nil; 2001: £1.4m) in the Rest of the World. The majority of discontinued operations were located in the USA.

-F12-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4. Operating profit/(loss)

	2003			2002			2001
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	1,582.7	57.8	1,640.5	1,587.5	141.5	1,729.0	1,740.0	276.4	2,016.4

Cost of sales of Group subsidiaries:
Manufacturing costs – raw materials	(696.7)	(29.3)	(726.0)	(707.7)	(67.2)	(774.9)	(804.6)	(139.0)	(943.6)

Margin over materials	886.0	28.5	914.5	879.8	74.3	954.1	935.4	137.4	1,072.8

Manufacturing costs – other	(450.4)	(17.8)	(468.2)	(455.9)	(41.0)	(496.9)	(486.0)	(60.1)	(546.1)

Gross margin	435.6	10.7	446.3	423.9	33.3	457.2	449.4	77.3	526.7

Administration, selling and distribution costs	(356.4)	(27.7)	(384.1)	(352.4)	(49.8)	(402.2)	(369.7)	(101.3)	(471.0)

Total operating costs of Group subsidiaries	(1,503.5)	(74.8)	(1,578.3)	(1,516.0)	(158.0)	(1,674.0)	(1,660.3)	(300.4)	(1,960.7)

Operating profit before exceptional items and goodwill amortisation	79.2	(17.0)	62.2	71.5	(16.5)	55.0	79.7	(24.0)	55.7
Goodwill amortisation (manufacturing costs)	(34.7)	—	(34.7)	(37.9)	—	(37.9)	(37.3)	(1.3)	(38.6)
Exceptional items (manufacturing costs)	(22.2)	—	(22.2)	(31.4)	—	(31.4)	(14.1)	(17.1)	(31.2)

Operating profit/(loss) of Group subsidiaries	22.3	(17.0)	5.3	2.2	(16.5)	(14.3)	28.3	(42.4)	(14.1)
Share of joint ventures	2.0	—	2.0	1.7	0.1	1.8	4.0	(0.6)	3.4

Total operating profit/(loss)	24.3	(17.0)	7.3	3.9	(16.4)	(12.5)	32.3	(43.0)	(10.7)

Cost of sales of Group subsidiaries, including exceptional items and goodwill amortisation was £1,251.1m (2002: £1,341.1m; 2001: £1,559.5m).

-F13-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4. Operating profit/(loss) (continued)

The following amounts have been charged/(credited) in arriving at Group operating profit:

	2003 £m	2002 £m	2001 £m
Employment costs:

Wages and salaries	400.6	435.0	492.4
Social security costs	50.0	47.8	59.4
Other pension costs	18.8	17.8	18.9

Total employment costs, including Directors’ remuneration of £3.4m (2002: £2.7m; 2001: £2.5m)	469.4	500.6	570.7
Research and development costs	32.3	33.0	40.6
Depreciation of tangible fixed assets	52.6	59.8	62.7
Amortisation of goodwill	34.7	37.9	38.6
Operating lease charges:

Plant and machinery	6.9	9.0	8.8
Property	12.2	8.6	7.5
Other	3.1	3.2	2.9

Total operating lease charges	22.2	20.8	19.2
Net foreign exchange loss	3.2	1.9	0.2

Amounts paid to KPMG Audit Plc and its associates
Audit fees

Cookson Group plc	0.2	0.2	0.2
Group subsidiaries	1.7	1.7	1.7

	1.9	1.9	1.9
Non-audit fees

Taxation services	0.7	1.3	1.6
Corporate transactions	—	0.3	0.8
Other	0.4	0.1	—

	1.1	1.7	2.4

Total remuneration paid to KPMG Audit Plc and its associates	3.0	3.6	4.3

Of the audit fees incurred in 2003, £0.4m (2002: £0.4m, 2001: £0.4m) was in the UK. Of the non-audit fees incurred in 2003, £0.4m (2002: £0.1m, 2001: £1.2m) was in the UK.

In 2002, fees of £1.4m were incurred in connection with assistance provided by KPMG Audit Plc relating to the Group’s rights issue. In compliance with the Companies Act, these costs were set-off against the share premium arising on the rights issue.

Note 5. Operating exceptional items

	2003£m	2002£m	2001£m
Group rationalisation programme	22.2	31.4	31.2
Taxation attributable	(2.6)	(1.8)	(3.4)

Total after-tax operating exceptional items	19.6	29.6	27.8

The charges of £22.2m in 2003 (2002: £31.4m; 2001: £31.2m) were the result of the implementation of initiatives aimed at ensuring that the cost base of each of the Group’s major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the exceptional charges, £7.3m represents asset write-downs (2002: £16.2m; 2001: £11.0m) the majority of which, together with the plant closures, were in the USA and Continental Europe. Note 31 sets out the charge by division/sector and geographical location.

Total cash spend in 2003 in respect of operating exceptional items was £14.0m, leaving aggregate provisions made but unspent in respect of the above operating exceptional items of £13.4m as at 31 December 2003. An analysis of the movements in these provisions is given in note 20.

-F14-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6. Net loss on sale of operations and fixed assets

Net loss on sale of operations

The sale of non-core businesses in 2003 produced a net loss of £165.7m, after goodwill written-off of £142.5m. These included the Electronics division’s Speedline businesses, sold for a loss of £141.5m after a goodwill write-off of £114.9m in November 2003. Speedline was largely based in the USA, with satellite operations in Europe and Asia. Further details of this and other disposals are shown in note 2. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division.

The disposal of operations in 2002 incurred a net loss of £20.8m, after goodwill written-off of £6.3m. The businesses disposed included the Dental Products operations of the Precision Products sector and some non-core Electronics operations, all in the USA.

The sale of non-core businesses in 2001, including primarily the Group’s Plastic Mouldings and Magnesia Chemicals businesses in the USA, produced a net loss of £57.6m, after goodwill written-off of £63.2m.

The taxation credit attributable to the losses in 2003 was £7.6m (2002: nil; 2001: nil).

Net profit/(loss) on sale of fixed assets

The net profit on sale of fixed assets of £5.1m in 2003 (2002: £10.9m net loss, 2001: £13.3m net profit) arose predominantly on the sale of properties in Asia and Europe. Net consideration of £5.8m was received for these properties. The net loss of £10.9m in 2002 included a profit of £2.3m arising on the sale and leaseback of some UK sites, for which net consideration of £8.0m was received, a net loss of £5.4m related to closed facilities and product lines and a charge of £7.8m against the carrying value of the Group’s ESOP shares. Of the net profit of £13.3m in 2001, £13.5m arose on the sale and leaseback of some UK sites for which consideration of £28.4m was received.

Note 7. Interest

	2003£m	2002£m	2001£m
Interest payable on loans and overdrafts	23.0	43.3	48.8
Interest payable on convertible bonds	5.6	5.6	5.6
Interest and investment income receivable	(0.7)	(0.7)	(3.3)
Amortisation of prepaid financing costs	3.7	4.4	0.8

Net interest payable	31.6	52.6	51.9
Group share of net interest payable by joint ventures	—	0.1	0.5

Total net interest charge for the year - operating	31.6	52.7	52.4
Exceptional amortisation of prepaid financing costs	2.4	—	—

Total net interest charge for the year	34.0	52.7	52.4

Further information on the impact on interest costs of the close-out, during the year, of interest rate swaps is shown in note 18(ii).

The exceptional amortisation of prepaid financing costs of £2.4m relates to the write-off of unamortised costs for the Group’s £450.0m syndicated bank facility that was raised in 2001. This was replaced by a new facility of £188.0m during the year. See note 17 for further details.

-F15-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8. Taxation on profit/(loss) on ordinary activities

	2003 £m	2002 £m	2001 £m
Income/(loss) before taxes and minority interests
UK	1.0	14.0	59.3
Overseas	(188.3)	(110.9)	(166.7)

	(187.3)	(96.9)	(107.4)

Based on taxable profit for the year
UK Corporation Tax at 30% (2002: 30%; 2001: 30%)	3.3	2.7	1.9
Double taxation relief	(4.1)	(2.5)	(1.5)

	(0.8)	0.2	0.4
Overseas taxation	20.7	21.5	21.7
Adjustments to prior years’ provisions, including £0.9m credit relating to UK (2002: £16.7m; 2001: £5.2m)	(5.7)	(52.6)	(7.9)

Current tax	14.2	(30.9)	14.2

UK deferred tax, including nil relating to prior year (2002: £0.4m; 2001: £3.6m)	—	0.4	6.7
Overseas deferred tax, including £1.3m credit relating to prior year (2002: £29.6m; 2001: £18.0m)	(0.6)	29.2	(69.8)

Deferred tax	(0.6)	29.6	(63.1)

Taxation attributable to profit/(loss) of Cookson Group plc and its subsidiaries	13.6	(1.3)	(48.9)
Taxation attributable to Group share of joint ventures	1.2	0.7	2.0

Total taxation charge/(credit) for the year	14.8	(0.6)	(46.9)

Tax reconciliation
Loss on ordinary activities before taxation	(187.3)	(96.9)	(107.4)

Tax on total loss at 30% (2002: 30%, 2001: 30%)	(56.2)	(29.1)	(32.2)
Overseas tax rate differences	(10.2)	(7.4)	(21.6)
Goodwill amortisation	10.4	7.6	3.3
Sale and leaseback	(0.4)	(1.2)	(4.0)
Intra Group financing, including prior year adjustment of nil (2002: £9.3m; 2001: nil)	2.1	(21.7)	(5.0)
Tax effect of intercompany dividends	8.0	5.6	3.6
Other items not deductible/(taxable) for tax purposes	1.7	9.7	2.0
Other non-taxable items	(1.2)	—	(8.6)
Disposal of investments	44.3	—	—
Deferred tax not recognised (see note 21)	22.0	49.6	5.5
Other prior year tax	(5.7)	(13.7)	10.1

Total taxation charge/(credit) for the year	14.8	(0.6)	(46.9)

The Group operates in a number of countries, each of which has differing tax rates, laws and practice. Changes in any of these areas could, adversely or positively, impact the Group’s tax charge in future.

Continuing losses, or insufficiency of taxable profit to absorb all expenses, in any subsidiary could have the effect of increasing tax charges in future, relative to 2003, as no effective tax relief would be available for those losses or expenses.

Other significant factors affecting the current and future tax charge are described in note 1.

-F16-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9. Dividends

	Dividends per share			Charge for the year
	2003 p	2002 p	2001 p	2003 £m	2002 £m	2001 £m
Interim paid	—	—	4.5	—	—	32.3
Final proposed	—	—	—	—	—	—

Total	—	—	4.5	—	—	32.3

No dividends were paid in 2003 or 2002 or are proposed for 2003. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid until certain financial targets had been achieved. This policy will remain under review.

Note 10. Earnings per share

	Before goodwill amortisation and all exceptional items			Basic			Diluted
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Profit/(loss) on ordinary activities before interest	64.2	56.8	59.1	(153.3)	(44.2)	(55.0)	(153.3)	(44.2)	(55.0)
Interest	(31.6)	(52.7)	(52.4)	(34.0)	(52.7)	(52.4)	(34.0)	(52.7)	(52.4)
Taxation on profit/(loss) on ordinary activities	(9.8)	(1.2)	39.4	(14.8)	0.6	46.9	(14.8)	0.6	46.9
Minority interests	(2.4)	(2.1)	(1.5)	(2.4)	(2.1)	(1.5)	(2.4)	(2.1)	(1.5)

Earnings	20.4	0.8	44.6	(204.5)	(98.4)	(62.0)	(204.5)	(98.4)	(62.0)

Weighted average number of shares (m)	1,880	1,129	740	1,880	1,129	740	1,880	1,129	741

Earnings per share (p)	1.1	0.1	6.0	(10.9)	(8.7)	(8.4)	(10.9)	(8.7)	(8.4)

Earnings per share have been calculated using an average of 1,180m ordinary shares in issue during the year in 2003 (2002: 1,129m; 2001: 740m as adjusted for the rights issue in August 2002). The shares in Cookson Group plc held by the ESOP (note 13(i)) have been excluded from the weighted average number of shares, as the Trustee of the ESOP has waived its rights to receive dividends on the shares held.

The Directors believe that the calculation of earnings per share before goodwill amortisation and excluding all exceptional items, together with the associated tax credit on goodwill amortisation and exceptional items of £5.0m (2002: £1.8m credit; 2001: £7.5m credit), gives the most appropriate measure of the underlying earnings of the Group for the year. Using this measure, earnings per share amounted to 1.1p in 2003 (2002: 0.1p; 2001: 6.0p).

Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. There were no dilutive shares in 2003 (2002: nil; 2001: 1m).

Basic earnings per share for discontinued operations were (1.3)p (2002: (1.8)p; 2001: (6.5)p).

-F17-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11. Goodwill and other intangible assets

	Goodwill			Other intangibles £m	Total £m
	Cost £m	Amortisation £m	Total £m
At 1 January 2003	719.4	(121.1)	598.3	—	598.3
Exchange adjustments	(34.8)	2.1	(32.7)	(0.6)	(33.3)
Amortisation charge for the year	—	(34.7)	(34.7)	—	(34.7)
Acquisitions	4.4	—	4.4	9.0	13.4
Divestments	(29.7)	—	(29.7)	—	(29.7)

At 31 December 2003	659.3	(153.7)	505.6	8.4	514.0

Goodwill arising after 1997 is capitalised and amortised over its estimated life of 20 years or a shorter period if deemed appropriate by the Directors. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounts to £317.8m (2002: £430.6m).

Of the goodwill and other intangible assets arising after 1997, £270.7m related to Electronics, £213.0m to Ceramics and £30.3m to Precious Metals. Of the £270.7m related to Electronics, £33.5m related to Laminates, £185.0 to Chemistry and £52.2m to Assembly Materials.

Of the pre-1998 goodwill, £127.5m related to Electronics, £152.3m to Ceramics and £38.0m to Precious Metals. Of the £127.5m related to Electronics, £40.0m related to Laminates and £87.5m to Assembly Materials.

In accordance with FRS 11, “Impairment of Fixed Assets and Goodwill”, the Group has carried out a review to determine whether there has been an impairment of its tangible fixed assets, goodwill or other intangibles. The carrying values of tangible fixed assets, goodwill and other intangibles of each of the Group’s income generating units have been compared to their recoverable amounts, represented by their “value in use” to the Group. “Value in use” was derived from discounted 10 year cash flow projections, using a growth rate of 3% in the years beyond the projection period, and pre-tax discount rates ranging from 10-15%. The projection period is, in the opinion of the Directors, an appropriate period over which to view the future results of its businesses for this purpose. As a result of the review, no impairment charges relating to tangible fixed assets, goodwill or other intangibles were required to be recognised in 2003.

The taxation credit associated with goodwill amortisation was £0.3m (2002: nil; 2001: nil).

Other intangible assets arose during the year on the purchase of a perpetual licensing agreement in the USA. This is being amortised over its 10 year estimated useful life.

-F18-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12. Tangible fixed assets

	Freehold properties £m	Leasehold properties £m	Plant and machinery £m	Construction in progress £m	Total £m
Cost
At 1 January 2003	179.7	35.1	628.2	17.5	860.5
Exchange adjustments	(5.7)	(2.5)	(24.6)	(4.6)	(37.4)
Reclassifications	4.2	0.4	5.1	(9.7)	—
Additions	1.3	0.4	31.3	15.5	48.5
Acquisitions	—	0.1	0.3	—	0.4
Disposals	(5.5)	(2.1)	(38.8)	(1.1)	(47.5)
Divestments	(12.9)	(2.7)	(58.6)	—	(74.2)

At 31 December 2003	161.1	28.7	542.9	17.6	750.3

Depreciation
At 1 January 2003	61.9	10.1	380.8	—	452.8
Exchange adjustments	(1.2)	(0.7)	(18.5)	—	(20.4)
Reclassifications	0.3	(0.1)	(0.2)	—	—
Charge for the year	5.9	1.7	45.0	—	52.6
Disposals/impairments	(0.9)	(0.8)	(34.8)	—	(36.5)
Divestments	(5.0)	(1.8)	(42.1)	—	(48.9)

At 31 December 2003	61.0	8.4	330.2	—	399.6

Net book value at 31 December 2003	100.1	20.3	212.7	17.6	350.7

Net book value at 31 December 2002	117.8	25.0	247.4	17.5	407.7

No depreciation is provided on freehold land, which represents £22.0m (2002: £22.0m) of the total cost of freehold properties. Depreciation on other tangible fixed assets is charged against profit so as to write-off the original cost of the assets, less estimated residual values, in equal instalments over their remaining operating lives. Operating lives of assets used by Group companies are: for freehold properties - between ten and fifty years; for leasehold properties - the term of the lease; and for plant and machinery - between one and fifteen years. Included in plant and machinery are the following operating lives: for motor vehicles - between one and five years; for information technology equipment - between one and five years; and for other plant and machinery - between five and fifteen years.

The net book value of the Group’s tangible fixed assets held under finance leases is not material. Further information on operating lease costs can be found in note 27.

Note 13. Fixed asset investments

	2003 £m	2002 £m
Investments in joint ventures	18.8	32.2

Own shares held for Employee Share Ownership Plan	2.9	2.9
Other investments	30.3	34.9

Other fixed asset investments	33.2	37.8

Total fixed asset investments	52.0	70.0

Other investments include an investment of £22.0m (2002: £25.8m) made by the Group in an 18 year revenue-sharing arrangement with Electric Lightwave, Inc. related to a fibre optic cable network between Portland and Los Angeles in the USA. Cash income of £1.2m was received under the arrangement in 2003 (2002: £0.8m). The arrangement includes minimum guaranteed revenues for the Group and protection in the event the minimum guaranteed revenues are not paid.

(i) Own shares held for Employee Share Ownership Plan (ESOP)

At 31 December 2003 Cookson Investments (Jersey) Limited held 11.6m (2002: 11.6m) ordinary shares of 1p each in Cookson Group plc as Trustee of the Cookson Group ESOP. The purchase of these shares was financed by Cookson Group plc out of Group borrowings. The market value of these shares at 31 December 2003 was £4.7m (2002: £2.4m). A provision of £4.7m was made in 2002 against the carrying value of the ESOP shares, resulting in them being valued at 25p each at both 31 December 2003 and 2002.

-F19-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13. Fixed asset investments (continued)

(ii) Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of Cookson Group plc at 31 December 2003 and the countries in which they are incorporated were as follows:

*Cookson America, Inc., USA	*Electroplating Engineers of Japan Ltd, Japan (50%)
Cookson Australia Pty Ltd, Australia	*Fry’s Metals Inc., USA
*Cookson Ceramics Ltd, England and Wales	*Polyclad Laminates, Inc., USA
Cookson (Europe) SA, Switzerland	*Stern/Leach Company, USA
*Cookson Investments, Inc., USA	*Stern Metals, Inc., USA
*Cookson Investments Ltd, England and Wales	*Vesuvius Crucible Company, USA
*Cookson Singapore Pte Ltd, Singapore	*Vesuvius U.S.A. Corporation, USA
Cookson Overseas Ltd, England and Wales	*Wilkes-Lucas Ltd, England and Wales
Cookson Fukuda Ltd, England and Wales (50%)

Where marked with an asterisk(*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2003. All of the above are wholly-owned, unless otherwise stated.

Note 14. Stocks

	2003 £m	2002 £m
Raw materials	71.5	88.3
Work in progress	35.4	31.9
Finished goods	66.0	69.9

Total stocks	172.9	190.1

In addition to the stocks recorded in the balance sheet, the Group held precious metals on consignment terms with a total value at 31 December 2003 of £196.9m (2002: £241.3m). The Group also held precious metals on behalf of customers for processing, the total value of which at 31 December 2003 was £34.4m (2002: £36.3m). At 31 December 2003 metal held under consignment comprised 702,724 ounces of gold, 6,625,403 ounces of silver, 20,466 ounces of platinum and 16,078 ounces of palladium.

The Group’s precious metal fabrication operations utilise significant amounts of precious metals, being primarily gold by value. These metals are predominantly held on consignment under arrangements the terms of which provide, inter alia, that the consignor retains title to the metal and has a right of return over the metal without penalty. Consignors are party to either committed or uncommitted arrangements. Under uncommitted arrangements, the consignor is under no obligation to supply the precious metal to the Group’s fabrication operations and has the right, with limited or in some cases no, notice to demand physical return of the consigned metal. The metal which the Group fabricates for its customers may be purchased by the Group from the consignor and sold concurrently to the customer, thereby eliminating the Group’s exposure to the risk of market fluctuations in metal prices. Alternatively, the metal may be consigned or sold directly from the consignor to the Group’s customers, the Group charging customers only for the fabrication process, which also eliminates the Group’s exposure to the risk of market fluctuations in metal prices. As the consignors retain title and associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded in the Group balance sheet. Consignment fees are charged by the consignor and totalled £5.7m in 2003 (2002: £6.2m; 2001: £8.0m).

-F20-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15. Debtors

	2003 £m	2002 £m
Amounts falling due within one year:

Gross trade debtors	275.6	306.6
Less: non-returnable proceeds (see below)	(11.2)	(10.3)

Net trade debtors	264.4	296.3
Amounts owed by joint ventures	0.1	0.6
Prepayments	17.3	17.8
Pension prepayment	6.9	—
Deferred taxes (note 21)	19.6	16.3
Corporate taxes recoverable	3.0	2.9
Other debtors	23.7	17.8

	335.0	351.7
Amounts falling due after more than one year:

Deferred taxes (note 21)	33.9	38.8
Pension prepayment	20.1	19.7
Other debtors	8.2	8.3

	62.2	66.8

Total debtors	397.2	418.5

Under US GAAP, the amounts due after more than one year would be shown as non-current. At 31 December 2003 the provision for doubtful or uncollectable debts was £38.0m (2002: £40.7m).

The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over this pool which, at 31 December 2003, comprised £15.9m (2002: £16.8m) of trade debtors of which the cash received to date is £11.2m (2002: £10.3m). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest and that repayment will not be required from the Group in any other way.

Note 16. Convertible bonds

In 1994, Cookson Group plc issued £80.0m 7% convertible bonds. Interest on the bonds is payable semi-annually on 2 November and 2 May. Redemption of the bonds will take place on 2 November 2004, unless the bonds have previously been purchased, redeemed or converted. Redemption may now take place at any time at par at the option of the Company. All bonds purchased by the Company or any Group company must be cancelled. Holders of the bonds may convert them into ordinary shares of the Company at a price of 200p, as adjusted for the rights issues in March 1995 and August 2002, representing a premium at the date of issue of 17.55%, at any time prior to 26 October 2004.

-F21-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17. Borrowings

	2003 £m	2002 £m
Amounts falling due within one year:
Loans	11.0	12.1
Bank overdrafts	4.0	1.6

	15.0	13.7
Amounts falling due after more than one year:

Loans	323.4	383.7
Capitalised costs	(3.1)	(6.7)

	320.3	377.0

Total borrowings	335.3	390.7

Analyses of Group loans and bank overdrafts

	2003 £m	2002 £m
Loans and overdrafts repayable within five years:
Secured	4.1	31.6
Unsecured – senior loan notes	114.5	127.3
Unsecured – other	14.5	10.6
Loans repayable after five years:
Secured	0.2	0.2
Unsecured – senior loan notes	203.9	226.7
Unsecured – other	1.2	1.0
Capitalised costs	(3.1)	(6.7)

Total	335.3	390.7

	2003 £m	2002 £m
On demand, or in one year or less	15.0	13.7
Between one and two years	14.6	28.4
Between two and five years	103.5	127.4
In five years or more	205.3	227.9
Capitalised costs	(3.1)	(6.7)

Total	335.3	390.7

The Group had committed facilities of £586.4m at 31 December 2003 (2002: £725.1m). The Group’s near-term borrowing requirements have been met by a committed syndicated bank facility of £188.0m (2002: £291.0m). The new facility consists of two tranches: a £108.0m revolving credit facility with a maturity of December 2006; and a delayed start short-term facility of £80.0m with a maturity of December 2005 which will only be made available, if necessary, to repay the Group’s convertible bonds which mature in November 2004. The new facility, which is secured by fixed and floating charges over certain assets of some of the Group’s subsidiaries, replaced the secured facility that was due to mature in September 2004. Drawings under this facility as at 31 December 2003 were nil (2002: £28.1m). Other Group facilities include the convertible bonds of £80.0m (see note 16) and £318.4m (US$570.0m) of senior loan notes. The senior loan notes, which are held by US investors, are due for repayment between May 2005 and May 2012.

Total capitalised costs, including those in respect of the syndicated bank facility and the senior loan notes, which have been treated as a reduction in borrowings in the accounts, were £3.1m as at 31 December 2003 (2002: £6.7m). Of the £3.1m of capitalised costs, £0.9m related to the senior loan notes and £2.2m related to the syndicated bank facility.

-F22-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18. Financial risk management

Short-term debtors and creditors that meet the definition of a financial asset or liability under FRS 13, “Derivatives and Other Financial Instruments: Disclosures”, are included in note 18(v) Currency exposure of financial assets and liabilities.

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

	At 31 December 2003		At 31 December 2002
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group’s operations:
Convertible bonds	80.0	82.0	80.0	68.4
Short-term borrowings and current portion of long-term borrowings	15.0	15.0	13.7	13.7
Long-term portion of long-term borrowings	323.4	387.6	383.7	466.4
Capitalised costs	(3.1)	—	(6.7)	—
Cash	(56.8)	(56.8)	(42.5)	(42.5)

Total net financial instruments	358.5	427.8	428.2	506.0

(ii) Interest rate swap hedging

Deferred income of £27.5m in respect of interest rate swaps closed out was brought forward from 2002 and cash proceeds of £5.3m (2002: £10.3m; 2001: £28.2m) were received for swaps closed out in the year. Of the resulting aggregate deferred income of £32.8m, £5.0m (2002: £5.6m; 2001: £5.4m) was recognised in the profit and loss account as a reduction in interest payable and the remaining £27.8m will be recognised over the term of the senior loan notes hedged by the swaps. It is expected that £5.4m of income will be recognised in 2004.

(iii) Unrecognised gains and losses on interest rate hedges

Total unrecognised gains at the end of the year were £28.6m (2002: £33.7m). This includes the £27.8m (2002: £27.5m) of deferred income referred to in note (ii) above. Changes in the fair value of instruments used as hedges are not recognised in the Group accounts until the hedged position matures.

(iv) Interest rate exposure of financial assets and liabilities

The interest rate profile of the Group’s financial assets and liabilities, after taking into account the effect of interest rate and currency swaps, is set out in the tables below:

	Financial assets (cash)	Financial liabilities (gross borrowings)			Net financial (assets)/ liabilities £m
	Floating rate £m	Fixed rate £m	Floating rate £m	Total £m
Sterling	(10.0)	—	20.1	20.1	10.1
US dollar	(26.2)	251.4	38.6	290.0	263.8
Euro	(5.6)	—	(11.3)	(11.3)	(16.9)
Singapore dollar	(0.5)	—	79.4	79.4	78.9
Japanese yen	(2.1)	—	28.7	28.7	26.6
Other	(12.4)	—	8.4	8.4	(4.0)

At 31 December 2003	(56.8)	251.4	163.9	415.3	358.5

Sterling	(12.0)	5.0	(68.7)	(63.7)	(75.7)
US dollar	(23.1)	279.5	93.4	372.9	349.8
Euro	—	—	(2.2)	(2.2)	(2.2)
Singapore dollar	(6.2)	—	86.4	86.4	80.2
Japanese yen	(0.9)	—	60.2	60.2	59.3
Other	(0.3)	—	17.1	17.1	16.8

At 31 December 2002	(42.5)	284.5	186.2	470.7	428.2

The floating rate cash balances bear interest at the interbank offered rate of the appropriate currency less a margin.

-F23-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18. Financial risk management (continued)

The interest rate profile of fixed rate financial liabilities is analysed below:

	2003			2002
	Total fixed rate financial liabilities £m	Weighted average interest rate of fixed rate liabilities %	Weighted average period for which rate is fixed years	Total fixed rate financial liabilities £m	Weighted average interest rate of fixed rate liabilities %	Weighted average period for which rate is fixed years
Sterling	—	—	—	5.0	7.0	3.2
US dollar	251.4	6.9	7.0	279.5	7.0	8.0

Weighted average	251.4	6.9	7.0	284.5	7.0	7.9

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

	US dollar £m	Sterling £m	Euro £m	Other £m	Total £m
Functional currency:
US dollar	—	0.4	(0.1)	11.0	11.3
Sterling	1.6	—	(0.1)	—	1.5
Euro	2.7	(0.9)	—	0.6	2.4
Other	(7.8)	(1.2)	0.9	1.1	(7.0)

At 31 December 2003	(3.5)	(1.7)	0.7	12.7	8.2

Functional currency:
US dollar	—	0.5	—	5.5	6.0
Sterling	0.5	—	10.7	0.1	11.3
Euro	(1.4)	(1.3)	—	1.1	(1.6)
Other	0.1	(1.1)	(0.3)	0.8	(0.5)

At 31 December 2002	(0.8)	(1.9)	10.4	7.5	15.2

(vi) Maturity of financial liabilities

	2003 £m	2002 £m
On demand, or in one year or less	95.0	13.7
Between one and two years	14.6	108.4
Between two and five years	103.5	127.4
In five years or more	205.3	227.9
Capitalised costs	(3.1)	(6.7)

At 31 December	415.3	470.7

(vii) Borrowing facilities

Of the total borrowing facilities available to the Group, the undrawn committed facilities available at 31 December 2003 were as follows:

	2003 £m	2002 £m
Expiring in more than one year but not more than two years	80.0	262.9
Expiring in more than two years but not more than five years	108.0	—

At 31 December	188.0	262.9

-F24-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19. Other creditors

	2003 £m	2002 £m
Amounts falling due within one year:
Trade creditors	150.0	152.5
Amounts owed to joint ventures	1.1	0.3
Other taxation and social security	25.1	28.0
Pension creditors	16.5	15.0
Accruals and other creditors	117.6	133.4
Corporate taxes	15.5	22.6
Deferred purchase consideration	9.7	12.3

	335.5	364.1
Amounts falling due after more than one year:

Deferred purchase consideration	12.4	19.6
Pension creditors	22.4	23.8
Other creditors	56.9	53.0

	91.7	96.4

Total other creditors	427.2	460.5

Creditor payment policy

Each operating company in the Group is responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is Group policy that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions.

Note 20. Provisions for liabilities and charges

	Disposal and closure costs £m	Rationalisation and integration costs £m	Post- employment benefits other than pensions £m	Deferred taxation (note 21) £m	Other £m	Total £m
At 1 January 2003	7.5	14.6	26.9	9.1	9.7	67.8
Exchange adjustments	(1.4)	(1.1)	(2.0)	—	(0.3)	(4.8)
Reclassifications	0.4	(1.0)	—	—	0.6	—
Charge to profit and loss account	4.1	22.2	1.3	2.4	0.3	30.3
Expenditure during the year	(5.1)	(14.0)	(3.1)	—	(2.8)	(25.0)
Asset write-offs/transfers	0.4	(7.3)	0.6	—	(1.2)	(7.5)
Disposals	10.5	—	—	—	—	10.5

At 31 December 2003	16.4	13.4	23.7	11.5	6.3	71.3

The provisions for disposal and closure costs include management’s current best estimates of the costs to be incurred both in the fulfilment of obligations undertaken in connection with business disposals and those involved in the clean-up of closed sites. The majority of the amounts provided for such events is expected to be utilised over the next three years and the underlying estimates of costs are regularly updated to reflect changed circumstances with regard to individual transactions or projects.

The provisions for rationalisation and integration costs are used to manage the costs of all of the Group’s operating exceptional initiatives. The balance of £13.4m at 31 December 2003 related mainly to future cash expenditure on rationalisation initiatives commenced in 2003 and 2002.

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

-F25-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21. Deferred tax

£m
At 1 January 2003	46.0
Amount charged to profit and loss account	0.6
Acquisitions/disposals	(1.5)
Exchange movements	(3.1)

At 31 December 2003	42.0

The analysis of the net deferred tax position is as follows:

	2003 £m	2002 £m
Excess of capital allowances over depreciation	(7.7)	(12.4)
Losses available for relief	33.1	27.6
Unrelieved interest	24.0	30.1
Pension costs	3.9	1.2
Goodwill	(30.8)	(36.7)
Other timing differences	19.5	36.2

Total net deferred tax asset	42.0	46.0

Included in:
Provisions (note 20)	(11.5)	(9.1)
Debtors (note 15)	53.5	55.1

Total net deferred tax asset	42.0	46.0

Other deferred tax assets of £73.1m (2002: £79.7m) relating to capital losses, £75.7m (2002: £50.2m) relating to operating losses, £34.4m (2002: £23.9m) relating to unrelieved interest and £56.3m (2002: £42.3m) relating to other timing differences have not been recognised in the above analysis on the basis that their future economic benefit is uncertain (see notes 1 and 8). In total, £43.4m (2002: £79.2m) of net unrecognised deferred tax assets arose during the year.

Note 22. Share capital

(a) Equity called up share capital

	2003 £m	2002 £m
Authorised:
19,349.6m ordinary shares of 1p each	193.5	193.5
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	550.0	550.0

Issued and fully paid:
1,892.0m ordinary shares of 1p each (2002: 1,891.7m)	18.9	18.9
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	375.4	375.4

The deferred shares carry no right to dividends or voting and are not listed and are therefore rendered effectively worthless.

Movements in the issued share capital of the Company during the year were as follows:

	Deferred shares of 49p each		Ordinary shares of 1p each
	m	£m	m	£m
In issue at 1 January 2003	727.6	356.5	1,891.7	18.9
Exercises of options	—	—	0.3	—

In issue at 31 December 2003	727.6	356.5	1,892.0	18.9

-F26-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22. Share capital (continued)

Options exercisable over ordinary shares and capable of being satisfied through new allotments of shares or through shares held by the Group’s ESOP at 31 December 2003 were as follows:

Type of scheme	Years of grant	Option prices (p)	Latest years of exercise	Number of options outstanding (m)
Executive Option Scheme	1994-2003	25.0-297.9	2004-2013	103.1
Saving related option schemes	1998-2003	25.0-188.0	2004-2009	12.0
US Stock Purchase Plan	2002-2003	25.0-37.5	2004-2005	5.0

(b) Share premium account

At 31 December 2003 and 2002 the share premium account amounted to £642.6m. The share option exercises during 2003, shown above, had no effect on the reported balance.

(c) Executive share option schemes

The Group has established a number of Share Option Schemes since 1984 from which share options have been granted. As at 31 December 2003, the Executive Share Option Scheme 1984 and the Overseas Executive Share Option Scheme 1986 had no options outstanding as a result of options being exercised, lapsed or cancelled in the past.

The Group now operates four share option schemes for some 300 of the Group’s most senior staff. Executive Directors also participate in these schemes.

In November 1992, the Group established the Cookson Group Executive Share Option Scheme (Unapproved) (1992) and the Cookson Group Approved Executive Share Option Scheme (1992). In 1995, two further schemes were established, the Cookson UK Executive Share Option Scheme (1995) and the Cookson Executive Share Option Scheme (1995).

During the year, the Remuneration Committee undertook a review of the Group’s incentive arrangements and decided that no more grants would be made under the executive option schemes.

The ordinary shares allotted under the schemes are issued under the same terms as existing ordinary shares at the market price of the ordinary shares at the time of grant. Normally, the options may only be exercised between three and ten years after the date they were granted. Options may not be transferred or assigned to other persons.

For the period 1995-1996, options were only granted if the growth in earnings per share, before exceptional items and goodwill amortisation (“EPS”), of the Group in the twelve month period preceding the grant matched the average EPS growth of companies in the FTSE 350 during the same period or was at least 10%, whichever was higher. In addition, options awarded in this period can only be exercised if the growth in EPS of the Group for a consecutive three year period has been at least equal to the Retail Price Index (RPI) plus 2%, as amended in March 2000.

For options granted after 1996, the 1995-1996 pre-grant hurdle was discontinued. However, they can only be exercised if the higher target of EPS growth of RPI plus 3% is met.

For 1998 and 1999, options were granted under the Cookson Group Approved Executive Share Option Scheme (1992) and the Cookson Group Executive Share Option Scheme (Unapproved) (1992).

For 2000, options were granted under either the Cookson UK Executive Share Option Scheme (1995) or the Cookson Executive Share Option Scheme (1995). Normally, options may only be exercised if the growth in EPS has been at least equal to the increase in RPI plus 3% annually, for a consecutive three year period.

For 2001 and 2002, options were granted under the Cookson UK Executive Share Option Scheme (1995), the Cookson Executive Share Option Scheme (1995), Cookson Group Approved Executive Share Option Scheme (1992) and the Cookson Group Executive Share Option Scheme (Unapproved) (1992).

For 2003, options were granted under the Cookson UK Executive Share Option Scheme (1995) or the Cookson Executive Share Option Scheme (1995).

The Group has two alternatives for fulfilling its obligations for issuing shares from the share options schemes. The first method is to allot new shares and the alternative is to transfer existing shares from the Employee Share Ownership Plan (ESOP).

-F27-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22. Share capital (continued)

(i)	Transactions during the three years ended 31 December 2003 which are expected to be satisfied by issuing new shares are as follows:

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2001	20,502,515	214.2
Granted	6,259,429	131.5
Exercised	(174,546)	113.5
Cancelled/lapsed	(2,437,926)	204.9

Balance outstanding at 1 January 2002	24,149,472	197.1
Granted	33,797,489	25.2
Cancelled/lapsed	(1,803,529)	177.6
Rights issue adjustment	560,018	191.2

Balance outstanding at 1 January 2003	56,703,450	93.1
Granted	8,397,047	36.1
Sourcing of shares transferred to ESOP	(10,188,788)	248.0
Cancelled/lapsed	(3,079,895)	149.3

Balance outstanding at 31 December 2003	51,831,814	50.2

(ii)	The ESOP is a discretionary trust that purchases Cookson shares in the open market and holds them for the benefit of eligible employees. As a result, the scheme does not give rise to the issue of any new shares. The share purchases made by the trustees of the ESOP are funded by interest-free loans from the Group, which are repaid upon exercise of the options.

Total advances of £12.5m had been made to the trustee of the Cookson ESOP as at 31 December 2003 (2002: £12.5m). The administrative costs of the ESOP are borne by the Group. The ESOP currently owns 11,617,700 shares.

The market value of these shares at 31 December 2003 was £4.7m (2002: £2.4m). A provision of £9.6m has been made against the carrying value of these shares, resulting in them being valued at 25 pence each.

(iii)	Transactions during the three years ended 31 December 2003 for shares which are expected to be provided by the ESOP were as follows:

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2001	20,299,065	207.3
Granted	9,425,186	119.1
Cancelled/lapsed	(1,366,867)	230.1

Balance outstanding at 1 January 2002	28,357,384	176.8
Granted	15,678,316	65.5
Cancelled/lapsed	(2,836,773)	168.7
Rights issue adjustment	910,359	143.9

Balance outstanding at 1 January 2003	42,109,286	132.5
Granted	1,744,321	36.0
Sourcing of shares transferred in from newly issued	10,188,788	248.0
Cancelled/lapsed	(2,726,253)	208.3

Balance outstanding at 31 December 2003	51,316,142	148.1

Options outstanding at 31 December 2003 for both 1992 schemes become exercisable at various dates but in any event by September 2013 at the latest. Under these executive schemes there were 2,967,867 options capable of exercise at 31 December 2003 (2002: 2,967,867; 2001: 2,706,506).

The options outstanding at 31 December 2003 for both 1995 schemes become exercisable at various dates but in any event by March 2013 at the latest. Under these executive schemes there were 4,091,459 options capable of exercise at 31 December 2003 (2002: 6,233,742; 2001: 4,765,042).

-F28-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22. Share capital (continued)

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

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2001	3,632,369	150.0
Granted	5,205,942	56.0
Exercised	(49,447)	112.5
Cancelled/lapsed	(1,367,509)	148.0

Balance outstanding at 1 January 2002	7,421,355	79.6
Granted	13,407,771	25.0
Exercised	(250)	54.7
Cancelled/lapsed	(4,247,177)	80.9
Rights issue adjustment	126,683	72.7

Balance outstanding at 1 January 2003	16,708,382	36.5
Granted	2,903,977	35.0
Exercised	(3,840)	25.0
Cancelled/lapsed	(2,878,024)	49.0

Balance outstanding at 31 December 2003	16,730,495	32.1

Options outstanding at 31 December 2003 are exercisable at the latest by May 2009. Under the savings-related schemes, there were 758,368 options capable of exercise at 31 December 2003 (2002: 239,218; 2001: 567,149).

In addition to the options shown in the table above, on 18 May 1994 shareholders approved the introduction of the Cookson Group US Stock Purchase Plan 1994, a savings-related share option scheme for the Group’s employees in the USA. At 31 December 2003, options were outstanding in respect of 5,049,576 ordinary shares. This comprised 2,731,751 options granted in 2002 at a price of 25.0p and exercisable in January 2004 and 2,317,825 options granted in 2003 at a price of 37.5p exercisable in January 2005.

Note 23. Minority interests

	2003 £m	2002 £m
At 1 January	10.8	10.0
Exchange adjustments	0.1	(0.1)
Minority shareholders’ share of current year Group profit	2.4	2.1
Dividends paid	(1.5)	(1.2)

At 31 December	11.8	10.8

Minority interests in the Group balance sheet represent the interests of outside shareholders in the equity share capital and reserves of Group subsidiaries.

Note 24. Commitments for capital expenditure

Commitments for capital expenditure which have been contracted for, but which are not provided for in the Group accounts, amounted to £9.8m (2002: £7.5m).

-F29-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 25. Contingencies and guarantees

Guarantees of borrowings for the Group at the end of 2003 amounted to £0.8m (2002: £0.9m) and those given by the Company amounted to £106.8m (2002: £97.9m).

In addition, the Company has, on behalf of the Group, given guarantees to its precious metals consignors amounting to £196.9m (2002: £241.3m), representing the value of precious metals held on consignment terms at 31 December 2003. Further details of these consignment arrangements are given in note 14.

The Group has given guarantees to certain US state authorities pursuant to environmental laws and regulations that it will honour its obligations to take action to correct the adverse effects on the environment of certain of its current or former businesses or of releases of hazardous substances by the Group or other parties. The cost of such remediation is difficult to estimate, however it is Group policy to provide for such costs once their crystallisation is considered probable. Management believes that, after taking into account such provisions and the Group’s insurance arrangements, the cost of honouring these guarantees is unlikely to have a material adverse effect on the Group’s financial position.

Warranty exposure on disposed businesses

In recent years, the Group has carried out a programme of strategic disposals, in the course of which it has given to other parties in these transactions certain indemnities, warranties and guarantees. The maximum potential amount of future undiscounted payments under Cookson’s indemnities, warranties and guarantees, as defined by Financial Accounting Standards Board Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), in connection with these disposals and which remain outstanding, amounted to £137.0m at 31 December 2003. Since the completion of the transactions concerned, the number of grounds on which a claim can be brought under these indemnities, warranties and guarantees has and continues to diminish. In the past, claims against the Group arising from indemnities, warranties and guarantees given in relation to these disposals have not been material. In addition, the environmental remediation warranties relating to certain transactions have no time limits and/or monetary caps attached to potential future claims.

The Group continues to monitor and assess its environmental remediation exposure. Management believes that the likelihood of payment under such warranties is remote and will not have a material adverse effect on the Group’s financial condition or results of operations.

Cookson has extensive international operations and several companies within the Group are parties to legal proceedings, certain of which proceedings are insured claims arising in the ordinary course of the operations of the Group company involved. While the outcome of litigation can never be predicted with certainty, having regard to legal advice received and the Group’s insurance arrangements, management believes that none of these matters will, either individually or in the aggregate, have a material adverse effect on the Group’s financial condition or results of operations.

Legal claims have been brought against Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Two of the Group’s subsidiaries are subject to suits in the USA relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against either of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the amounts paid, including costs, in relation to this litigation have not been material to the Group’s financial position or results of operations.

Product warranty

Provision is made to cover the costs associated with honouring warranty claims in respect of defective or out-of-specification products. The level of provisioning is estimated based on an assessment of future claims with reference to past experience.

Movements in the Group’s product warranty provisions during 2003 and 2002 were as follows:

	2003 £m	2002 £m
At 1 January	2.9	3.5
Acquisitions/disposals	(0.8)	—
Expenditure during the year	(0.5)	(1.3)
Charged to the profit and loss account	0.4	0.7

At 31 December	2.0	2.9

Note 26. Corporate donations

Donations in the UK for charitable purposes, including donations to universities, totalled £0.1m in 2003 (2002: £0.1m). Charitable donations throughout the Group in 2003 totalled £0.2m (2002: £0.2m). In accordance with Group policy, no donations were made to political parties in either 2003 or 2002.

-F30-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 27. Group operating lease obligations

Annual commitments under non-cancellable operating leases amount to £20.0m (2002: £22.6m), as shown in the following table.

	Land and buildings £m	Plant and machinery £m	Other £m	Total £m
Under leases expiring:
Within one year	1.6	1.2	0.9	3.7
2-5 years	4.1	3.4	2.8	10.3
Over 5 years	5.5	0.3	0.2	6.0

Annual commitments at 31 December 2003	11.2	4.9	3.9	20.0

Under leases expiring:
Within one year	1.6	0.2	0.9	2.7
2-5 years	7.7	3.1	3.9	14.7
Over 5 years	5.2	—	—	5.2

Annual commitments at 31 December 2002	14.5	3.3	4.8	22.6

The Group’s future obligations under non-cancellable operating leases at 31 December 2003 are:

£m
2004	20.0
2005	14.2
2006	11.5
2007	9.0
2008	7.8
Thereafter	98.8

The net book value of the Group’s tangible fixed assets held under finance leases is immaterial.

28. Pensions and other post-employment obligations

Pension plans

The Group operates a number of pension plans around the world and accounts for them in accordance with SSAP 24 “Accounting for Pension Costs”. The Group has both defined benefit and defined contribution plans (the two types of pension arrangements defined in SSAP 24).

Defined benefit pension plans

The Group’s principal defined benefit pension plans are in the UK and USA. The assets of these plans are held in trustee-administered funds and pension costs are charged to the profit and loss account over the service lives of the active plan members. Plan assets can increase in value due to capital growth, dividend income and funding contributions made by the Group and plan members. The chief causes of reduction in plan assets are capital depreciation and pension disbursements to retirees. The Group regularly engages qualified actuaries to carry out independent valuations of its UK and US defined benefit plans. The actuarial assumptions and methods used in these valuations are compatible and are used by the actuaries to compute the regular annual cost to the Group of providing the pension benefits under each plan. There are other defined benefit pension plans in other territories but these are not material in relation to the Group as a whole.

UK defined benefit pension plans

The UK has one main defined benefit pension plan (“the UK Plan”) and two smaller plans. Actuarial valuations of the UK Plan are carried out every three years. The last full valuation was carried out as at 31 December 2000. A valuation as at 31 December 2003 is currently underway but will not be finalised until May 2004. As at 31 December 2000, the market value of the UK Plan assets was £218.1m and this represented 110% of accrued plan benefits at the time (using the projected unit method of valuation). In 2001, 2002 and 2003 the actuarial surplus has been released to the profit and loss account in proportion to the average remaining service life of the active UK Plan members.

Preliminary findings from the current actuarial valuation are that the assets of the UK Plan will represent approximately 70% of the accrued plan benefits as at 31 December 2003. Given the fall in the equity markets since December 2000 and changes in actuarial assumptions, it was considered likely that the UK Plan would have an actuarial deficit at this date. This has also been heralded by the actuarial updates carried out to support the Group’s disclosures for FRS 17 “Retirement Benefits” (see below). Whilst accepting that the valuation assumptions for FRS 17 are different than those under SSAP 24, the Directors agreed in early 2003, in consultation with the UK Plan’s trustees, to make additional funding contributions of £5.0m during the year. This level of additional funding will be reviewed when the current valuation is completed.

-F31-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

28. Pensions and other post-employment obligations (continued)

US defined benefit pension plans

Actuarial valuations of the US defined benefit pension plans are carried out every year. The last full valuation was carried out as at 1 January 2003, at which date the market value of the plan assets was £59.4m. This represented 60% of accrued plan benefits at that date (using the projected unit method of valuation). In 2003 the actuarial deficit has been charged to the profit and loss account in proportion to the average remaining service life of the active pension plan members.

Funding levels for the Group’s US defined benefit pension plans are normally based upon annual valuations carried out by independent qualified actuaries and are governed by US government regulations.

Certain of the Group’s US defined benefit plans have characteristics similar to defined contribution plans, however with a minimum performance level guaranteed by the Group on the members’ accounts. Such plans are dealt with for the purposes of SSAP 24 and FRS 17 disclosure as defined benefit plans. The “cash balance rate” assumption in the table below refers to the assumed minimum guaranteed return on members’ accounts.

Actuarial assumptions used for defined benefit pension plans

The principal actuarial assumptions used in arriving at the latest full valuations for the Group’s UK and US plans were:

	UK plans			US plans
	Funding basis %		SSAP 24 basis %	Funding basis %	SSAP 24 basis %
Average annual investment returns	6.10	*	6.10	—	6.75
Increase in pensionable remuneration	4.00		4.00	—	4.00
Increase in pensions in payment	2.50		2.50	—	—
Cash balance rate	—		—	—	5.25

*	5.10% for past service post-retirement benefits

Defined contribution pension plans

The majority of the Group’s pension plans outside the UK and USA are defined contribution plans. Funding payments in respect of such plans are charged against profit as they fall due.

Pension costs calculated in accordance with SSAP 24

Costs charged through the Group’s profit and loss account in respect of pensions are as follows:

	2003 £m	2002 £m
Regular costs for UK and USA defined benefit plans	7.8	8.7
Actuarial variation and interest charge/(credit) for UK and USA defined benefit plans	1.0	(0.2)

Total costs relating to UK and USA defined benefit plans	8.8	8.5
Costs of other pension plans	10.0	9.3

Total pension costs	18.8	17.8

Post-employment plans other than pensions

The Group has certain legacy post-employment plans other than pensions, largely relating to healthcare benefits in the USA. The costs of providing these benefits are not funded externally by the Group, instead a provision is held in the Group balance sheet (see note 20) to record the current liability, calculated in accordance with UK generally accepted accounting practice.

The level of the Group’s provision is based on independent actuarial valuations, using the projected unit method, and the annual charge to the profit and loss account is calculated so as to spread the costs of providing the benefits over the average remaining service life of the active beneficiaries. The charge to the profit and loss account for post-employment plans other than pensions in the year was £1.3m (2002: £1.6m).

Disclosure requirements of FRS 17, “Retirement Benefits”

The additional disclosures required by FRS 17 during the transitional period prior to its full implementation are shown below. They are based on the most recent actuarial valuations of the Group’s principal defined benefit plans, updated as appropriate by independent qualified actuaries and as required by FRS 17, in order to assess the liabilities of the plans at 31 December 2003. Scheme assets are stated at their market values at 31 December 2003.

-F32-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

28. Pensions and other post-employment obligations (continued)

Valuation assumptions

The financial assumptions used to calculate pension liabilities under FRS 17 for the Group’s UK and US defined benefit plans are:

	2003		2002
	UK plans %	USA plans %	UK plans %	USA plans %
Discount rate	5.40	6.25	5.50	6.75
Inflation rate	2.50	2.50	2.30	2.50
Rate of pension increases	2.50	—	2.40	—
Rate of salary increases	4.00	4.00	3.80	4.00
Long-term rate of return - equities	8.30	8.75	8.00	8.50
- bonds	4.80	5.75	4.50	6.25

The financial assumptions used to calculate liabilities for the post-employment plans other than pensions under FRS 17 for each of the Group’s UK and US plans are:

	2003		2002
	UK plan %	USA plans %	UK plan %	USA plans %
Discount rate	5.40	6.25	6.00	6.75
Healthcare cost trend rate - long-term	4.30	5.00	4.25	5.00
- next year	8.00	9.00	6.25	10.00

-F33-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

28. Pensions and other post-employment obligations (continued)

Net valuation summary

The assets of the Group’s defined benefit pension plans, together with their estimated accounting deficits arising under FRS 17 calculation methodology, are shown in the following table, together with the valuation of the Group’s post-retirement plan obligations:

2003	Group post-employment benefit plans
	UK £m	USA £m	ROW £m	Total £m
Defined benefit pension plans
Equities	122.1	41.1	—	163.2
Bonds	61.5	21.6	—	83.1
Other	2.3	—	6.2	8.5

Market value of assets	185.9	62.7	6.2	254.8
Present value of plan liabilities	(267.7)	(101.1)	(19.4)	(388.2)

Plan deficits	(81.8)	(38.4)	(13.2)	(133.4)
Net accruals held in Group balance sheet				11.9

Unaccrued valuation deficit of defined benefit pension plans				(121.5)
Notional deferred tax in respect of valuation deficit				36.5

Net valuation deficit of defined benefit pension plans				(85.0)

Post-employment benefit (healthcare) plans

Present value of plan liabilities	(4.5)	(22.6)	(1.4)	(28.5)
Net provisions held in Group balance sheet	3.3	19.0	1.4	23.7

Unprovided valuation deficit of post-employment benefit plans	(1.2)	(3.6)	—	(4.8)
Notional deferred tax in respect of valuation deficit				1.4

Net valuation deficit of Group post-employment benefit plans – FRS 17 basis, net of existing SSAP 24 accruals				(88.4)

2002	Group post-employment benefit plans
	UK £m	USA £m	ROW £m	Total £m
Defined benefit pension plans
Equities	95.2	35.9	—	131.1
Bonds	56.5	23.5	—	80.0
Other	—	—	5.1	5.1

Market value of assets	151.7	59.4	5.1	216.2
Present value of plan liabilities	(218.5)	(105.6)	(15.7)	(339.8)

Plan deficits	(66.8)	(46.2)	(10.6)	(123.6)
Net accruals held in Group balance sheet				19.1

Unaccrued valuation deficit of defined benefit pension plans				(104.5)
Notional deferred tax in respect of valuation deficit				31.3

Net valuation deficit of defined benefit pension plans				(73.2)

Post-employment benefit (healthcare) plans

Present value of plan liabilities	(2.9)	(26.0)	(1.4)	(30.3)
Net provisions held in Group balance sheet	3.4	22.1	1.4	26.9

Unprovided valuation deficit of post-employment benefit plans	0.5	(3.9)	—	(3.4)
Notional deferred tax in respect of valuation deficit				1.0

Net valuation deficit of Group post-employment benefit plans – FRS 17 basis, net of existing SSAP 24 accruals				(75.6)

Deferred taxation at a notional rate of 30% has been applied to the valuation deficits which are not currently accrued for in the Group accounts. The actual rate at which deferred tax will be applied to any valuation deficits or surpluses which exists when FRS 17 is fully implemented will depend on the Group’s deferred tax position at that time. In calculating that rate, management will have regard to the then projected future profitability of its businesses, including projected costs associated with its pension and other post-employment obligations, and the impact which those projections will have on the Group’s ability to recover any deferred tax assets which exist when FRS 17 is implemented. As set out in note 21, at 31 December 2003 the Group had deferred tax assets unrecognised based on a five year projection of the Group’s profitability. The Group’s current pension and other post-employment liabilities will be recognised over approximately the next twelve years. Therefore, on full implementation of FRS 17, a longer-term projection of Group profitability than that currently used will need to be considered in order to fully assess the deferred tax consequences of FRS 17 valuation results.

-F34-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

28. Pensions and other post-employment obligations (continued)

The movement during 2003 on the gross valuation deficit of defined benefit pension plans and the present value of other post-employment benefit plan liabilities is as follows:

	2003			2002
	Pension plans £m	Other post- employment plans £m	Total £m	Pension plans £m	Other post- employment plans £m	Total £m
Deficit/liability at beginning of year	(123.6)	(30.3)	(153.9)	(48.6)	(28.0)	(76.6)
Current service cost	(10.0)	(0.2)	(10.2)	(10.6)	(0.1)	(10.7)
Employer contributions	12.6	3.1	15.7	9.4	1.7	11.1
New pension adoption	(2.2)	—	(2.2)	—	—	—
Curtailment/settlement costs	2.1	—	2.1	1.0	—	1.0
Past service costs	0.7	—	0.7	—	—	—
Other finance income/(costs)	(4.4)	(1.5)	(5.9)	0.4	(1.5)	(1.1)
Actuarial loss recognised in STRGL	(12.0)	(2.0)	(14.0)	(76.1)	(4.3)	(80.4)
Exchange adjustments	3.4	2.4	5.8	0.9	1.9	2.8

Deficit/liability at end of year	(133.4)	(28.5)	(161.9)	(123.6)	(30.3)	(153.9)

Proforma impact of FRS 17 valuation results on 2003 financial statements

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the year ended 31 December 2003.

	2003			2002
	Pension plans £m	Unfunded post- employment plans £m	Total £m	Pension plans £m	Unfunded post- employment plans £m	Total £m
Profit and loss account:
Current service cost	(10.0)	(0.2)	(10.2)	(10.6)	(0.1)	(10.7)
Past service costs	0.7	—	0.7	—	—	—
Curtailment/settlement cost	2.1	—	2.1	1.0	—	1.0

Total charge against operating profit	(7.2)	(0.2)	(7.4)	(9.6)	(0.1)	(9.7)
Amounts charged/(credited) to other finance charges	(4.4)	(1.5)	(5.9)	0.4	(1.5)	(1.1)

Expected return on plan assets	14.6	—	14.6	20.6	—	20.6
Interest on plan liabilities	(19.0)	(1.5)	(20.5)	(20.2)	(1.5)	(21.7)

Net charge to profit and loss account	(11.6)	(1.7)	(13.3)	(9.2)	(1.6)	(10.8)

Statement of Total Recognised Gains and Losses (STRGL):
Actual return less expected return on pension plan assets - £m	19.6	—	19.6	(58.1)	—	(58.1)
As % of plan assets	8%	—	8%	(27)%	—	(27)%
Experience (losses)/gains arising on the plan liabilities - £m	(4.2)	0.1	(4.1)	10.9	(1.4)	9.5
As % of present value of plan liabilities	(1)%	—	(1)%	3%	(5)%	3%
Changes in assumptions underlying the present value of the plan liabilities - £m	(27.4)	(2.1)	(29.5)	(28.9)	(2.9)	(31.8)

Actuarial loss recognised in the STRGL - £m	(12.0)	(2.0)	(14.0)	(76.1)	(4.3)	(80.4)
As % of present value of plan liabilities	(3)%	(7)%	(3)%	(22)%	(14)%	(22)%

Note 29. Consolidated Statement of Group Cash Flows

(i) Basis of preparation

In its financial statements the Group adopts UK Financial Reporting Standard No.1 (Revised), “Cash Flow Statements” (FRS 1 (Revised)). Its objective and principles are similar to those set out in the US Statement of Financial Accounting Standards No.95, “Statement of Cash Flows” (SFAS No.95). The principal difference between the standards relates to classification. Under FRS 1 (Revised), the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) dividends paid and (g) financing. SFAS No.95 requires only three categories of cash flow activity being (a) operating; (b) investing and (c) financing.

-F35-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29. Consolidated Statement of Group Cash Flows (continued)

Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS No.95; the payment of dividends would be included as a financing activity. Closure costs paid, included as acquisitions and disposals under FRS 1 (Revised), would be included as operating activities under SFAS No.95. Cash flows relating to capital expenditure and financial investment, acquisitions and disposals and the management of liquid resources under FRS 1 (Revised) are dealt with under SFAS No.95 as investing activities.

Summary statement of Group cash flows prepared under US GAAP

	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities per US GAAP	49.3	81.8	102.3
Net cash (outflow)/inflow from investing activities	(12.1)	(54.9)	6.2
Net cash outflow from financing activities	(23.4)	(17.2)	(98.3)
Exchange translation effect on cash	(1.0)	1.3	(0.8)

Net increase in cash and cash equivalents	12.8	11.0	9.4
Cash and cash equivalents at beginning of year	32.0	21.0	11.6

Cash and cash equivalents at end of year	44.8	32.0	21.0

In the Consolidated Statements of Group Cash Flows and related notes, “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

(ii) Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m	2001 £m
Operating profit of Group subsidiaries before exceptional items, but after goodwill amortisation	27.5	17.1	17.1
Depreciation	52.6	59.8	62.7
Goodwill amortisation	34.7	37.9	38.6

Decrease/(increase) in stocks	(9.2)	30.3	94.9
Decrease in debtors	9.3	13.5	119.7
(Decrease)/increase in creditors	10.2	(1.5)	(76.2)

Net decrease in working capital	10.3	42.3	138.4
Other movements	(3.6)	(4.1)	(69.7)
Cash payments in respect of exceptional rationalisation costs	(14.0)	(20.2)	(32.2)

Net cash inflow from operating activities per UK GAAP	107.5	132.8	154.9

-F36-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29. Consolidated Statement of Group Cash Flows (continued)

(iii) Acquisitions of subsidiaries and joint ventures

Total consideration, on a debt-free basis, of £19.1m was paid in 2003 (2002: £14.6m; 2001: £19.5m) for current and prior years’ acquisitions of subsidiaries and joint ventures. The contribution from acquisitions to turnover, profits and cash flows in 2003, 2002 and 2001 was not material.

	2003		2002		2001
	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m
Book and fair value of net liabilities/(assets) acquired	(0.5)		0.2		—
Purchase consideration and costs:
Paid in cash	6.4	6.4	2.9	2.9	3.2	3.2
Payable	3.4		—		6.5
Net debt assumed	—		5.0	5.0	—

Goodwill and other intangibles arising on current year acquisitions	9.3		8.1		9.7
Changes to goodwill and other intangibles relating to fair value adjustments for prior year acquisitions	4.1		1.2		(8.5)
Adjustments to consideration paid relating to prior year acquisitions	—		0.2	0.2	0.6	0.6
Adjustments to consideration payable relating to prior acquisitions	—		3.8		—

Net goodwill and other intangibles arising on current year and prior year acquisitions	13.4		13.3		1.8

Other fixed asset investment costs				2.2		0.8
Earnouts and other costs relating to prior year acquisitions		12.7		4.3		14.9

Total amounts paid in respect of acquisitions		19.1		14.6		19.5

(iv) Disposals of subsidiaries and joint ventures

During the year, the total amounts received by the Group in respect of disposals of subsidiaries and joint ventures was £49.7m (2002: £3.8m).

	2003		2002		2001
	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m
Book value of net assets disposed:
Goodwill	(29.7)		(3.3)		(15.4)
Tangible fixed assets	(25.3)		(4.6)		(34.0)
Net current assets	(45.8)		(6.3		(34.5)

Net assets disposed	(100.8)		(14.2)		(83.9)
Goodwill written-back from reserves	(112.8)		(3.0)		(47.8)
Disposal proceeds received	56.2	56.2	3.8	3.8	60.1	60.1
Disposal proceeds receivable	7.0		—		2.1
Disposal costs paid	(3.0)	(3.0)	—	—	—	—
Provision for disposal costs	(8.0)		(0.8)		(5.5)
Additional costs relating to prior years’ disposals	(4.3)		(6.6)		15.6

Loss on disposal	(165.7)		(20.8)		(59.4)

Repayment of asset securitisation proceeds on disposal	(3.5)	(3.5)		—		—

Total amounts received in respect of disposals		49.7		3.8		60.1

Contributions from disposals in 2003 to turnover in that year were £57.8m (2002: £8.2m; 2001: £87.1m); to operating profit before goodwill amortisation and exceptional items £17.0m loss (2002: nil; 2001: £2.6m profit); and to operating cash flow £22.2m (2002: £0.1m; 2001: £3.6m).

-F37-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30. Analysis of net debt

	Short-term deposits £m	Cash in hand £m	Overdrafts £m	Convertible bonds £m	Other loans and finance leases <1 year £m	Other loans and finance leases >1 year £m	Total £m
Balance outstanding at 1 January 2001	—	40.1	(28.5)	(80.0)	(22.7)	(702.9)	(794.0)
Exchange adjustments	—	(2.8)	2.0	—	—	0.1	(0.7)
Refinancing and issue costs amortised	—	—	—	—	2.6	4.6	7.2
Cash flow on cash balances	—	(13.7)	23.9	—	—	—	10.2
Cash flow on debt	—	—	—	—	5.7	22.0	27.7

Balance outstanding at 1 January 2002	—	23.6	(2.6)	(80.0)	(14.4)	(676.2)	(749.6)
Exchange adjustments	—	0.5	0.1	—	0.4	19.9	20.9
Refinancing and issue costs amortised	—	—	—	—	—	(12.9)	(12.9)
Cash flow on cash balances	8.9	9.5	0.9	—	—	—	19.3
Cash flow on debt	—	—	—	—	1.9	292.2	294.1

Balance outstanding at 1 January 2003	8.9	33.6	(1.6)	(80.0)	(12.1)	(377.0)	(428.2)
Exchange adjustments	(0.9)	(1.1)	0.1	—	1.1	38.4	37.6
Refinancing and issue costs amortised	—	—	—	—	—	(3.6)	(3.6)
Cash flow on cash balances	—	16.3	(2.5)	—	—	—	13.8
Cash flow on debt	—	—	—	—	—	21.9	21.9

Balance outstanding at 31 December 2003	8.0	48.8	(4.0)	(80.0)	(11.0)	(320.3)	(358.5)

-F38-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31. Segmental information – analysis by division

2003	Laminates £m	Chemistry £m	Assembly Materials £m	Electronics £m	Ceramics £m	Precious Metals £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	113.4	216.6	237.0	567.0	706.9	308.8	57.8	1,640.5
Share of turnover of joint ventures	2.3	30.8	3.9	37.0	4.2	—	—	41.2

Operating (loss)/profit before goodwill amortisation and exceptional items	(15.7)	19.5	16.9	20.7	49.9	8.6	(17.0)	62.2
Share of operating (loss)/profit of joint ventures	(1.7)	2.7	0.9	1.9	0.1	—	—	2.0
Goodwill amortisation	(1.8)	(12.1)	(3.6)	(17.5)	(15.1)	(2.1)	—	(34.7)
Rationalisation and other costs	(11.3)	(2.4)	(4.8)	(18.5)	(0.8)	(2.9)	—	(22.2)

Operating (loss)/profit	(30.5)	7.7	9.4	(13.4)	34.1	3.6	(17.0)	7.3
Net loss on sale or termination of operations	—	—	—	—	—	—	(165.7)	(165.7)
Net profit on sale of fixed assets	—	2.5	1.3	3.8	1.3	—	—	5.1

(Loss)/income before interest and taxes	(30.5)	10.2	10.7	(9.6)	35.4	3.6	(182.7)	(153.3)

Total assets employed	148.5	344.2	201.3	694.0	670.4	172.5	6.7	1,543.6
Share of net assets of joint ventures	3.2	11.4	2.2	16.8	2.0	—	—	18.8
Capital expenditure	7.7	4.8	4.1	16.6	27.9	2.6	1.4	48.5
Depreciation expense	8.2	4.9	9.3	22.4	23.1	4.9	2.2	52.6

2002	Laminates £m	Chemistry £m	Assembly Materials £m	Electronics £m	Ceramics £m	Precious Metals £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	112.1	212.6	248.2	572.9	692.5	322.1	141.5	1,729.0
Share of turnover of joint ventures	2.0	28.3	8.1	38.4	7.2	—	17.3	62.9

Operating (loss)/profit before goodwill amortisation and exceptional items	(32.5)	14.8	26.6	8.9	46.3	16.7	(16.9)	55.0
Share of operating (loss)/profit of joint ventures	(1.8)	1.3	1.9	1.4	(0.1)	—	0.5	1.8
Goodwill amortisation	(2.0)	(12.8)	(5.1)	(19.9)	(15.2)	(2.8)	—	(37.9)
Rationalisation and other costs	(19.3)	(0.9)	(5.0)	(25.2)	(4.3)	(1.9)	—	(31.4)

Operating (loss)/profit	(55.6)	2.4	18.4	(34.8)	26.7	12.0	(16.4)	(12.5)
Net loss on sale or termination of operations	—	—	—	—	—	—	(20.8)	(20.8)
Net (loss)/profit on sale of fixed assets	—	(1.0)	(11.3)	(12.3)	1.4	—	—	(10.9)

(Loss)/income before interest and taxes	(55.6)	1.4	7.1	(47.1)	28.1	12.0	(37.2)	(44.2)

Total assets employed	158.6	355.2	230.2	744.0	687.3	174.9	120.9	1,727.1
Share of net assets of joint ventures	14.6	10.1	3.2	27.9	3.5	0.8	—	32.2
Capital expenditure	3.8	3.8	3.5	11.1	25.2	4.5	2.4	43.2
Depreciation expense	9.5	4.9	13.4	27.8	21.9	4.5	5.6	59.8

-F39-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31. Segmental information – analysis by division (continued)

2001	Laminates £m	Chemistry £m	Assembly Materials £m	Electronics £m	Ceramics £m	Precious Metals £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	169.0	227.0	285.9	681.9	711.7	346.4	276.4	2,016.4
Share of turnover of joint ventures	3.3	36.7	6.7	46.7	14.8	—	21.5	83.0

Operating (loss)/profit before goodwill amortisation and exceptional items	(24.3)	12.4	26.6	14.7	44.0	21.0	(24.0)	55.7
Share of operating (loss)/profit of joint ventures	(1.5)	4.0	1.4	3.9	0.1	—	(0.6)	3.4
Goodwill amortisation	(2.0)	(12.9)	(4.1)	(19.0)	(15.4)	(2.9)	(1.3)	(38.6)
Rationalisation and other costs	(2.4)	—	(3.6)	(6.0)	(8.1)	—	(17.1)	(31.2)

Operating (loss)/profit	(30.2)	3.5	20.3	(6.4)	20.6	18.1	(43.0)	(10.7)
Net loss on sale or termination of operations	—	—	—	—	—	—	(57.6)	(57.6)
Net profit/(loss) on sale of fixed assets	—	10.7	—	10.7	2.8	—	(0.2)	13.3

(Loss)/income before interest and taxes	(30.2)	14.2	20.3	4.3	23.4	18.1	(100.8)	(55.0)

Total assets employed	192.1	406.5	265.6	864.2	749.4	192.6	163.5	1,969.7
Share of net assets of joint ventures	6.3	10.6	3.0	19.9	1.5	—	12.1	33.5
Capital expenditure	7.8	9.0	7.1	23.9	33.5	3.7	7.3	68.4
Depreciation expense	12.4	4.1	14.7	31.2	20.5	4.6	6.4	62.7

-F40-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31. Segmental information – analysis by geographical location

2003	UK £m	Continental Europe £m	USA £m	Asia- Pacific £m	Rest of the World £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	163.9	484.9	546.4	251.5	136.0	57.8	1,640.5
Share of turnover of joint ventures	2.3	1.2	—	37.7	—	—	41.2

Operating profit/(loss) before goodwill amortisation and exceptional items	4.5	17.7	(1.4)	44.3	14.1	(17.0)	62.2
Share of operating (loss)/profit of joint ventures	(1.7)	3.7	—	—	—	—	2.0
Goodwill amortisation	(3.6)	(4.7)	(19.0)	(5.7)	(1.7)	—	(34.7)
Rationalisation and other costs	(1.0)	(10.7)	(7.4)	(3.0)	(0.1)	—	(22.2)

Operating (loss)/profit	(1.8)	6.0	(27.8)	35.6	12.3	(17.0)	7.3
Net loss on sale or termination of operations	—	—	—	—	—	(165.7)	(165.7)
Net profit on sale of fixed assets	1.3	1.0	0.3	2.5	—	—	5.1

(Loss)/income before interest and taxes	(0.5)	7.0	(27.5)	38.1	12.3	(182.7)	(153.3)

Total assets employed	298.7	349.7	538.1	85.0	265.4	6.7	1,543.6
Share of net assets of joint ventures	3.2	—	0.7	14.9	—	—	18.8
Capital expenditure	3.8	17.6	14.4	8.5	2.8	1.4	48.5
Depreciation expense	6.1	11.7	21.1	9.0	2.5	2.2	52.6

2002	UK £m	Continental Europe £m	USA £m	Asia- Pacific £m	Rest of the World £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	175.9	449.7	622.1	224.1	115.7	141.5	1,729.0
Share of turnover of joint ventures	2.0	4.3	—	39.3	—	17.3	62.9

Operating profit/(loss) before goodwill amortisation and exceptional items	0.5	19.1	5.6	34.1	12.6	(16.9)	55.0
Share of operating (loss)/profit of joint ventures	(1.8)	(0.2)	—	3.3	—	0.5	1.8
Goodwill amortisation	(3.6)	(4.3)	(22.1)	(6.6)	(1.3)	—	(37.9)
Rationalisation and other costs	(2.4)	(9.7)	(19.1)	(0.2)	—	—	(31.4)

Operating (loss)/profit	(7.3)	4.9	(35.6)	30.6	11.3	(16.4)	(12.5)
Net loss on sale or termination of operations	—	—	—	—	—	(20.8)	(20.8)
Net profit/(loss) on sale of fixed assets	2.3	—	(12.3)	(0.6)	(0.3)	—	(10.9)

(Loss)/income before interest and taxes	(5.0)	4.9	(47.9)	30.0	11.0	(37.2)	(44.2)

Total assets employed	345.9	284.4	603.9	75.5	296.5	120.9	1,727.1
Share of net assets of joint ventures	4.8	1.3	0.9	24.5	0.8	—	32.3
Capital expenditure	2.3	14.3	12.3	9.8	2.1	2.4	43.2
Depreciation expense	7.6	11.7	22.5	9.8	2.6	5.6	59.8

-F41-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31. Segmental information – analysis by geographical location (continued)

2001	UK £m	Continental Europe £m	USA £m	Asia- Pacific £m	Rest of the World £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	198.9	516.7	700.3	210.7	113.4	276.4	2,016.4
Share of turnover of joint ventures	3.3	4.3	—	46.1	7.8	21.5	83.0

Operating (loss)/profit before goodwill amortisation and exceptional items	(0.6)	24.7	13.6	30.6	11.4	(24.0)	55.7
Share of operating (loss)/profit of joint ventures	(1.5)	(0.2)	—	5.6	0.1	(0.6)	3.4
Goodwill amortisation	(3.6)	(4.3)	(21.9)	(6.3)	(1.2)	(1.3)	(38.6)
Rationalisation and other costs	(5.7)	(1.3)	(5.7)	—	(1.4)	(17.1)	(31.2)

Operating (loss)/profit	(11.4)	18.9	(14.0)	29.9	8.9	(43.0)	(10.7)
Net loss on sale or termination of operations	—	—	—	—	—	(57.6)	(57.6)
Net profit/(loss) on sale of fixed assets	13.5	—	—	—	—	(0.2)	13.3

Income/(loss) before interest and taxes	2.1	18.9	(14.0)	29.9	8.9	(100.8)	(55.0)

Total assets employed	291.2	308.4	811.6	78.1	316.9	163.5	1,969.7
Share of net assets of joint ventures	6.4	—	0.9	13.7	0.4	12.1	33.5
Capital expenditure	5.4	15.9	32.5	5.4	1.9	7.3	68.4
Depreciation expense	7.9	11.0	24.9	9.7	2.8	6.4	62.7

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

Note 32. Stock compensation costs

In the Group’s financial statements prepared under UK GAAP, no compensation cost is recognised for the share options awarded to employees under the Company’s share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period. Under the requirements of APB Opinion No.25 the resulting compensation cost, if any, is amortised over the period from the date the options are granted to the date they are first exercisable.

For US GAAP purposes the Group has applied APB Opinion No.25 in accounting for its share option plans and has recognised compensation cost accordingly. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under the requirements of SFAS No.123, the Group’s net loss under US GAAP would have been changed to the pro forma amounts indicated below:

	2003	2002	2001
Net loss under US GAAP, as reported (see note 33) – £m	(76.1)	(191.5)	(67.5)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects – £m	2.3	—	(0.5)
Less: Total stock-based employee compensation expense determined under fair value base method for all awards, net of related tax effects – £m	(1.3)	(4.0)	0.3

Pro forma net loss – £m	(75.1)	(195.5)	(67.7)

Loss per share (pence) Basic and diluted under US GAAP, as reported (see note 33)	(4.0)	(17.0)	(9.1)
Basic and diluted under US GAAP, pro forma	(4.0)	(17.3)	(9.1)

The fair value of options granted is estimated, based on the stock price at the date of grant, using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	4.2%	4.0%	4.1%
Volatility	45%	65%	38%
Expected lives - Executive option schemes	5.7 years	5.7 years	5.7 years
- Savings-related option schemes	3.0 years	3.0 years	3.0 years
Weighted average fair value of options granted in the year	£0.19	£0.10	£0.31

-F42-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP

The Group’s consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from those applicable under US GAAP. The significant differences affecting the Group and the effects of the adjustments on net loss for the years ending 31 December 2003, 2002 and 2001 and shareholders’ equity as at 31 December 2003 and 2002 are set out below:

Net loss reconciliation

	note	2003 £m	2002 £m	2001 £m
Net loss per UK GAAP		(204.5)	(98.4)	(62.0)
Adjustments
Non-capitalised goodwill	(a)	(4.2)	—	—
Goodwill	(a)	33.4	(55.7)	(15.0)
Earnout payments	(a)	—	(0.3)	—
Deferred taxation	(b)	—	(47.2)	6.0
Pensions and other post-employment benefits	(c)	(17.5)	3.5	(14.0)
Capitalised interest	(d)	(0.2)	0.6	1.0
ESOP-held Company shares	(j)	—	4.7	2.9
Stock compensation	(k)	(2.3)	—	0.5
Software costs	(l)	—	(1.9)	(2.5)
Derivative financial instruments	(m)	(3.0)	0.6	19.3
Sale and leaseback	(n)	0.6	(1.7)	(13.3)
Provision for guarantees	(o)	(0.3)	—	—
Asset retirement obligations	(p)	(0.3)	—	—
Cost associated with disposal activities	(q)	2.8	—	—
Impairment of long lived assets	(r)	1.9	—	—
Other		(0.6)	0.3	—
Tax effect on adjustments		(0.4)	2.5	1.7

Net loss per US GAAP before adjustments due to discontinued operations		(194.6)	(193.0)	(75.4)
Adjustment to net loss on sale or termination of operations	(s)	118.5	1.5	7.9

Net loss per US GAAP		(76.1)	(191.5)	(67.5)

(Loss)/earnings per ordinary share in accordance with US GAAP(1):

	2003 pence	2002 pence	2001 pence
(Loss)/earnings per share under US GAAP from continuing operations:
Basic(2)	(0.6)	(13.4)	4.2
Fully diluted(3)	(0.6)	(13.4)	4.2
Loss per share from discontinued operations:
Basic(2)	(3.4)	(3.6)	(13.3)
Fully diluted(4)	(3.4)	(3.6)	(13.3)
Loss per share under US GAAP:
Basic(2)	(4.0)	(17.0)	(9.1)
Fully diluted(4)	(4.0)	(17.0)	(9.1)

Notes:

(1)	These figures have been restated for the rights issue of August 2002 and for operations discontinued during 2003.

(2)	The weighted average number of shares used in the above basic earnings per share calculations for the year ended 31 December 2003 was 1,880m (2002: 1,129m; 2001: 740m).

(3)	The weighted average number of shares used in the above fully diluted earnings per share calculations for continuing operations the year ended 31 December 2003 was 1,880m (2002: 1,129m; 2001: 741m).

(4)	The weighted average number of shares used in the above fully diluted earnings per share calculations for discontinued operations and total earnings per share for the year ended 31 December 2003 was 1,880m (2002: 1,129m; 2001: 740m).

-F43-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

Shareholders’ equity reconciliation

	note		2003 £m	2002 £m
Shareholders’ equity per UK GAAP			618.0	717.3
Adjustments
Goodwill and other intangibles	(a	)	237.8	217.5
Pensions and other post-employment benefits – net profit adjustment	(c	)	(24.4)	(2.6)
Pensions – other comprehensive income	(c	)	(69.3)	(71.1)
Capitalised interest	(d	)	3.7	3.9
ESOP-held Company shares	(i	)	(2.9)	(2.9)
Derivative financial instruments	(m	)	16.9	19.9
Sale and leaseback	(n	)	(14.4)	(15.0)
Provision for guarantees	(o	)	(0.3)	—
Asset retirement obligations	(p	)	(0.3)	—
Cost associated with disposal activities	(q	)	2.8	—
Impairment of long lived assets	(r	)	1.9	—
Tax effect on adjustments			2.7	3.2
Other			(0.6)	—

Shareholders’ equity per US GAAP			771.6	870.2

Principal differences between UK and US GAAP

(a)	Goodwill

Under UK GAAP, goodwill arising on acquisitions made prior to 1 January 1998 has been written-off directly to retained earnings in the year of acquisition. Under US GAAP this goodwill would have been capitalised in the balance sheet and amortised through the statement of operations over a period not exceeding 40 years. Following the Group’s adoption in 1998 of UK Financial Reporting Standard No.10 “Goodwill and Intangible Assets” (FRS 10), goodwill on acquisitions made after 1 January 1998 is capitalised and amortised. Goodwill arising after 1 January 1998 was written off over periods of up to 20 years for UK and US GAAP.

The Group adopted SFAS No.142 on 1 January 2002. The standard requires that goodwill and indefinite life intangible assets are no longer amortised, but instead tested for impairment on an annual basis, using a two step test on identified reporting units. In accordance with SFAS No.142, the Group identified three reporting units in the Electronics business segment, being the Laminates, Chemistry and Assembly Materials sectors; one reporting unit in the Precious Metals business segment; and one reporting unit for the Ceramics business segment. As at 1 January 2002, each reporting unit was tested by comparing the fair value of the reporting unit to the carrying value. As a result, there was no indication of impairment.

The Group performed its first annual goodwill impairment review on 31 December 2002. The first step of the impairment review, using a discounted cash flow methodology, indicated that goodwill relating to the Electronics division’s Speedline businesses might be impaired. As a result of the second step of the impairment review, the Group impaired goodwill in the Speedline businesses to the value of £93.7m.

The Group performed the annual goodwill impairment review on 31 December 2003. The first step of the impairment review, using a discounted cash flow methodology, indicated that none of the goodwill balance is impaired. As a result, the second step of the impairment review was not necessary.

In accordance with SFAS No.142, the goodwill amortisation expense of the Group in 2003 was nil (2002: nil; 2001: £77.0m).

Both UK and US GAAP require that the profit or loss on the disposal of a previously acquired business should include the attributable amount of purchased goodwill relating to that business. Under US GAAP the amount of goodwill will have been partially amortised, as explained above, giving rise to a difference in the gain or loss arising on disposal of a business. In 2003 this resulted in an increase to net profit of £118.5m, largely relating to the disposal of the Speedline businesses but also to the disposal of the Precision Products sector. In 2002 this resulted in an increase of £1.5m to net profit. In 2001 this resulted in an increase to net profit of £7.9m relating to the disposals of Cookson Plastic Mouldings and Magnesia Chemicals.

Since the Group adopted SFAS No.142, goodwill and intangible assets with indefinite lives have no longer been amortised. If such amortisation had been excluded from results for prior periods, net income (and basic and diluted earnings per share) would have increased by £53.6 million (7.2p) for the year ended 31 December 2001.

-F44-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

(b)	Deferred taxation

In recognising deferred tax assets, UK GAAP provides that if the recovery through profits will require some time into the future then that would indicate uncertainty and in that situation it may not be appropriate to recognise the full deferred tax asset. The Group concluded that under UK GAAP it was not appropriate to recognise deferred tax assets for any amounts that were not expected to be recoverable within the near future. Under US GAAP, there is no prohibition on the number of years that it may take to recover deferred tax assets, except for the consideration of positive and negative evidence. For US GAAP at 31 December 2003, the Group recognised a deferred tax asset on the basis that, looking over a longer period, it was able to conclude that the full deferred tax asset, except the portion relating to capital loss carry forwards, for operating losses was more likely than not to be realised.

The components of deferred tax assets and liabilities calculated in accordance with SFAS No.109 are presented below:

	2003 £m	2002 £m
Deferred tax assets
Unrelieved interest	58.4	54.0
Operating loss carry forwards	107.0	77.9
Capital loss carry forwards	73.1	79.7
Provisions for liabilities and charges	30.2	34.2
Tax credit carry forwards	9.0	13.3
ACT	7.2	7.2
Pensions	4.8	5.4
Goodwill	—	0.5
Other	39.4	30.4

Total gross deferred tax assets	329.1	302.6
Less: valuation allowance	(250.5)	(241.0)

Deferred tax assets	78.6	61.6

Deferred tax liabilities
Tangible fixed assets	(6.8)	(12.4)
Unremitted earnings	(13.9)	—
Goodwill	(13.2)	—

Deferred tax liabilities	(33.9)	(12.4)

Net deferred tax assets	44.7	49.2

At 31 December 2003 the Group had total operating losses carried forward with a gross value of £334.2m. This total includes approximately £124.0m for losses which are available to offset future taxable US income, of which approximately £4.3m will expire in 2018, a further £22.0m will expire in 2020 and the remainder will expire in 2023. A further £114.8m of losses are available to offset future UK taxable income and may be carried forward without time limit. The remaining losses with a gross value of £95.4m include £76.4m which may be carried forward indefinitely, £15.2m which has a maximum life of 5 years and a balance of £3.8m which expires in a maximum of 10 years. The amounts arise in a number of countries and are not individually significant, reflecting the spread of the Group’s operations.

At 31 December 2003 the Group had total capital losses carried forward with a gross value of £233.9m. This total includes £37.0m which are available to offset future capital gains in the USA and will expire at the end of 2005. The balance of the capital losses with a gross value of £196.9m are available to offset future UK capital gains and may be carried forward without time limit.

At 31 December 2003 the Group had total US tax credits carried forward with a tax value of £9.6m. This includes £5.3m of research and experimentation credits which expire between 2018 and 2023; £3.8m of foreign tax credits expiring between 2004 and 2006; and £0.5m other credits with unlimited carry forward. In 2003, the net valuation allowance increased by £9.5m (2002: increase of £139.4m; 2001: increase of £7.2m).

Under UK GAAP, net deferred tax assets are classified as debtors falling due within one year or after more than one year based on the timing of the expected recoverability of the assets. Net deferred tax liabilities are classified as provisions for liabilities and charges. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current and offset based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carry forwards are classified according to the expected reversal date of the carry forward.

-F45-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

(c)	Pensions

The Group accounts for pension costs under the rules set out in the UK Statement of Standard Accounting Practice No.24, “Accounting for Pension Costs” (SSAP 24). SSAP 24 is similar to SFAS No.87 in that it allows for benefit costs to be spread over the employees’ service lives. However, it does differ in a number of respects; a range of different actuarial assumptions and cost attribution methods are permitted; assets can be valued on a discounted income approach, rather than by reference to market values; there is no prescribed method of spreading actuarial gains and losses when they arise; and there is no requirement for annual actuarial valuations. Also, under US GAAP a minimum pension liability is recognised through other comprehensive income when the accumulated benefit obligation exceeds the fair value of the plan assets. Detailed US GAAP disclosures on the Group’s pension and other post-employment benefit schemes are shown below within note 33.

(d)	Capitalised interest

In accordance with UK GAAP, interest costs are charged to the profit and loss account in the year in which they are incurred. Under US GAAP, interest costs relating to the financing of the acquisition of certain qualifying assets should be capitalised and included as part of the cost of acquiring the asset. Interest capitalised under US GAAP is written off over a period of 5 years, which approximates to the lives of the assets concerned.

(e)	Ordinary dividends

Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the Directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP such dividends are deducted from shareholders’ equity at the date of declaration of the dividend.

(f)	Current assets and liabilities

Current assets under UK GAAP include certain amounts that fall due after more than one year. Under US GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year that would be reclassified to current liabilities under US GAAP. In the Group balance sheet, £62.2m (2002: £66.8m) of amounts receivable would be reclassified from current assets (where they are classified for UK GAAP purposes) to non-current assets under US GAAP. In addition, £13.4m (2002: £14.6m), included for UK GAAP purposes within provisions for liabilities and charges, represents amounts likely to be utilised within one year which would be reclassified as current liabilities under US GAAP.

(g)	Exceptional items

Under US GAAP, the exceptional charges totalling £187.8m (2002: £61.3m; 2001: £68.0m) disclosed in Notes 3, 4, and 5 would not be disclosed separately as exceptional items. Amounts treated as exceptional for the purposes of calculating earnings per share before exceptional items would not be treated as exceptional under US GAAP.

(h)	Income statement presentation

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

(i)	Employee Share Ownership Plan (ESOP)

Under UK GAAP the Company’s shares held by the ESOP trustee are included as fixed asset investments whereas, under US GAAP they would be classified as a reduction in shareholders’ equity.

(j)	Debt issue costs

Under UK GAAP the costs associated with the issue of debt are netted off against the relevant borrowings. US GAAP states that such costs should be capitalised and included within debtors. Under both UK GAAP and US GAAP the costs are amortised over the period to redemption increasing the book value of the debt and reducing the value of the debtor, respectively. For the year ended 31 December 2003, unamortised debt issue costs totalled £3.1m (2002: £6.7m). This difference in classification has no effect on shareholders’ equity.

(k)	Stock compensation

In the Group’s financial statements prepared under UK GAAP, no compensation cost is accrued for the share options awarded to employees under the Group’s share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the measurement date.

(l)	Software costs

In the Group financial statements prepared under UK GAAP, certain software costs are charged directly to profit. Under US GAAP, these costs are required to be capitalised and amortised over three years.

(m)	Derivative financial instruments

Under UK GAAP, derivative financial instruments that reduce exposures on existing transactions may be accounted for using hedge accounting. Under US GAAP, derivative financial instruments must meet specific criteria before hedge accounting can be applied. Instruments that do not meet the specified criteria are recorded to market value. Under US GAAP, all derivative financial instruments have been recorded on the Group’s balance sheet at market value by way of adjustments through the Group’s statement of operations.

(n)	Sale and leaseback

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

-F46-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

(o)	Guarantees

FASB Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) was issued in November 2002. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN 45 and has applied in its 2003 annual report the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. See note 25 for further details.

(p)	Asset retirement obligations

Under UK GAAP, costs associated with asset retirement may remain unaccounted for until the asset is retired. Under US GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or use of the asset, are required to be recognised where a fair value of the cost can be estimated. Such estimates are generally determined based upon estimated future cash flows discounted using a credit adjusted risk-free interest rate.

(q)	Costs associated with disposal activities

Under UK GAAP, costs associated with disposal activities are recognised at the date of commitment to an exit or disposal plan. Under US GAAP, costs associated with disposal activities are only recognised when the liability is irrevocably incurred. In particular, this gives rise to GAAP differences in respect of rationalisation provisions relating to contract termination costs that do not meet the criteria of a liability under SFAS No.146.

(r)	Impairment of long lived assets

Under UK GAAP long lived assets that no longer are used and held for scrap are impaired and the value is written down. Under US GAAP, assets must be ready for immediate disposal to be written-off, and discounted cash flow forecasts must be performed in respect of the asset to identify whether the asset is impaired or not. This additional requirement gives rise to a potential timing difference in respect of when an asset is classified as impaired under UK GAAP.

(s)	Adjustment to net loss on sale or termination of operations

Under both UK GAAP and US GAAP, the net gain or loss on sale or termination of operations represents the difference between consideration received and net assets disposed, including goodwill. For the reasons outlined above, net assets disposed, including goodwill, can be materially different when stated under UK GAAP and US GAAP.

For the year ended 31 December 2003, the Group’s recorded loss on the disposal of Speedline was £113.3m higher under UK GAAP than US GAAP. The major reason for this difference was goodwill previously written-off to reserves under UK GAAP of £101.2m. This was recycled back through the profit and loss account under UK GAAP as part of the net assets disposed. All of this goodwill was written-off to nil under US GAAP in the year ended 31 December 2002.

Presentation of the Consolidated Profit and Loss Account

The Group’s UK GAAP financial statements have been prepared using formats and disclosures expressly permitted by UK GAAP. In 2003, the American Institute of Certified Public Accountants’ International Practices Task Force issued guidance for non-US companies, such as Cookson Group plc, concerning certain presentational aspects of its UK GAAP financial statements and in particular its consolidated profit and loss account.

The Group presents its consolidated profit and loss account in a typical UK three-column format with exceptional items and goodwill amortisation (and taxation thereon) shown separately in the central column. The reasons for disclosing these items in the central column are given below:

(i)	Non-operating exceptional items

The items shown as non-operating exceptional items, i.e. the net loss on sale of operations and the net profit/(loss) on sale of fixed assets, are required under the UK’s FRS 3 “Reporting Financial Performance” to be shown on the face of the Consolidated Profit and Loss Account.

(ii)	Operating exceptional items

The items shown as operating exceptional items relate to material rationalisation costs. These are permitted by FRS 3 to be shown on the face of the consolidated profit and loss account by virtue of their size or incidence if the financial statements are to give a true and fair view. In the opinion of the Directors, excluding these operating exceptional items gives the most appropriate measure of the underlying earnings of the Group.

(iii)	Exceptional interest

The Group disclosed an exceptional interest charge for the first time in the year ended 31 December 2003. This related to the write-off of unamortised costs for the Group’s £450.0m syndicated bank facility that was raised in 2001. This was replaced by a new facility of £188.0m during the year.

-F47-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

(iv)	Goodwill amortisation

The Group and most of its UK peers began amortising goodwill in accordance with the UK’s FRS 10 “Goodwill and Intangible Assets” with effect from 1 January 1998. Prior to that, all goodwill arising on acquisitions was written-off to reserves in the year of acquisition. As a result, the Group’s goodwill asset is located partly on the face of the balance sheet and partly within reserves, as disclosed in Note 11. Until the pre-1998 goodwill has materially left the Group (through disposal, impairment or some other means), any amortisation charged by the Group under FRS 10 will inevitably be unrepresentative of its total goodwill asset. The Directors therefore decided, with effect from 1 January 1998, to disclose operating results before goodwill amortisation on the face of the Group’s consolidated profit and loss account, to help both periodic and company-to-company comparisons. The Group has consistently applied this policy since that date and is typical of its UK peer group in so doing.

In addition to the above items, which are disclosed separately on the face of the consolidated profit and loss account, the Group also discloses a separate subtotal for its turnover of Group subsidiaries less raw materials costs in note 4. This subtotal is not required under UK GAAP. The Directors believe that the margin so calculated – described as “margin over materials” in the financial statements – provides useful information to the investment community with respect to the value added by the Group’s manufacturing operations. Material costs for the Group’s subsidiaries have historically accounted for some 40-50% of turnover.

The following income statement has been prepared using the Group’s UK GAAP profit and loss account numbers.

	2003 £m	2002 £m	2001 £m
Net revenue	1,582.7	1,587.5	1,740.0
Cost of sales	(1,204.0)	(1,232.9)	(1,342.0)
Sales, general and administrative expenses	(356.4)	(352.4)	(369.7)
Net profit/(loss) on sale of fixed assets	5.1	(10.9)	13.3

Operating income	27.4	(8.7)	41.6
Net interest	(32.8)	(48.0)	(45.0)
Share of profit of joint ventures	2.0	1.7	4.0

(Loss)/income from continuing operations before income tax expense	(3.4)	(55.0)	0.6
Income tax (expense)/credit	(7.2)	0.6	45.1
Minority interests	(2.4)	(2.1)	(1.5)

(Loss)/income from continuing operations	(13.0)	(56.5)	44.2
Loss from discontinued operations	(191.5)	(41.9)	(106.2)

Net loss	(204.5)	(98.4)	(62.0)

-F48-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

Pensions and other post-retirement benefits

The funded status of the Group’s pension plans using a measurement date of 31 December, together with that for the Group’s other post-retirement benefit plans under SFAS No. 132, is as follows:

	Pension benefits		Other post-retirement benefits
	2003 £m	2002 £m	2003 £m	2002 £m
Change in projected benefit obligation
Benefit obligation at 1 January	334.0	300.5	22.9	20.6
Service cost	9.8	10.0	0.2	0.1
Interest cost	18.8	19.8	1.5	1.5
Participant contributions	1.4	1.4	—	—
Actuarial loss	38.1	17.4	2.4	4.3
Acquisitions and disposals	—	0.7	—	—
First time adoption	11.7	—	5.7	—
Settlements/curtailments	(2.4)	(3.3)	—	—
Benefits paid	(16.4)	(16.3)	(1.8)	(1.6)
Other movements, including exchange	(10.0)	3.8	(2.4)	(2.0)

Benefit obligation at 31 December	385.0	334.0	28.5	22.9

Change in plan assets
Fair value at 1 January	209.8	261.0	—	—
Actual return on plan assets	39.1	(39.9)	—	—
Group contributions	12.6	6.7	—	—
Participant contributions	1.4	1.4	—	—
Acquisitions and disposals	—	0.7	—	—
First time adoption	7.7	—	—	—
Settlements/curtailments	—	(2.3)	—	—
Benefits paid	(16.4)	(16.3)	—	—
Other movements including exchange	(6.2)	(1.5)	—	—

Fair value of plan assets at 31 December	248.0	209.8	—	—

Funded status of plans	(137.0)	(124.2)	(28.5)	(22.9)
Unrecognised net loss	98.2	96.2	5.5	3.7
Unamortised prior service cost	1.7	1.7	(0.1)	(0.1)
Unrecognised transition obligation	0.2	0.5	—	—

	(36.9)	(25.8)	(23.1)	(19.3)
Adjustment to recognise minimum liability
Intangible assets	(2.9)	(3.5)	—	—
Accumulated comprehensive income	(69.3)	(71.1)	—	—

Accrued benefit liability	(109.1)	(100.4)	(23.1)	(19.3)

Plan assets consist primarily of investments in UK and US Treasury securities and in equity and other fixed interest securities. Assets of £6.8m (2002: £6.4m), that do not qualify as plan assets under US GAAP, were also held in a US Rabbi Trust. The Trust’s obligations are included above. There were no plan assets in respect of other post-retirement benefits.

As at 31 December 2003, the majority of the Group’s defined benefit assets and liabilities were represented by the Group’s principal pension plans in the UK and the USA. Combined assets of these plans were £248.6m and comprised £163.2m in equities, £83.1m in fixed income securities and £2.3m in other assets. The weighting of the major components of the plans’ asset portfolios is prescribed in written investment policies. For the main UK plan, this weighting at 31 December 2003 was 66% equities and 34% fixed income securities; for the US plans it was 65% equities and 35% fixed income securities.

Each of the Group’s principal pension plans is managed by trustees who, in turn, employ external investment managers to invest the assets of the plans in accordance with the relevant investment policy. The services of a third-party professional investment advisor are used in the periodic review of the respective plan investment policies and the performance of each investment manager. The overall brief of the investment managers is to maximise investment returns in terms of both income and capital growth without exposing the plans to any undue risk and to ensure that the production of short-term returns does not undermine the long-term performance required to finance the liabilities of the plans.

-F49-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

In each of the Group’s principal pension plans, neither investments in, nor loans to Cookson Group plc are held, in accordance with their respective investment policies.

The weighted average asset allocation at 31 December 2003 and 2002 by asset category is as follows:

	2003	2002
Equities	64%	61%
Bonds	33%	37%
Other	3%	2%

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the retirement plans above with accumulated benefit obligations in excess of plan assets were £374.8m, £343.6m and £241.0m respectively at 31 December 2003 and £325.4m, £300.3m and £203.8m respectively at 31 December 2002.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the retirement plans above with plan assets in excess of benefit obligations were £10.2m, £5.6m and £7.0m respectively at 31 December 2003 and £8.6m, £5.4m and £6.0m respectively at 31 December 2002.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used in the Group’s major retirement plans were as follows:

	US plans			UK plans
	2003	2002	2001	2003	2002	2001
Discount rate	6.25%	6.75%	7.50%	5.40%	5.50%	6.00%
Long-term rate of increase in remuneration	4.00%	4.00%	4.50%	4.00%	3.80%	4.00%
Expected long-term rate of return on assets	7.70%	7.60%	8.00%	7.10%	6.60%	7.50%

The expected long-term rate of return on plan assets is based on an estimate of long-term returns for equities and bonds, weighted by the actual allocation of assets in each class. The rate for bonds is based on the current yield on government securities with an additional risk premium for equities.

The 2003 assumptions are used to determine the benefit obligation and 2004 cost. The 2002 assumptions are used to determine net benefit cost for 2003.

The discount rates used to determine the Accumulated Post-retirement Benefit Obligation (APBO) were 6.25% (2002: 6.75%) and 5.40% (2002: 5.50%) in the US and UK plans respectively. In the US the assumed health care cost trend rate used in measuring the APBO was 9.00% in 2004 reducing to 5.00% in 2008 and thereafter (2002: 5.00%). In the UK a rate of 8.00% in 2004 reducing to 4.30% in 2011 and thereafter (2002: 4.25%) was assumed.

The periodic pension cost for the Group’s retirement plans under SFAS No. 87 comprised:

	2003 £m	2002 £m	2001 £m
Service cost – present value of benefits earned during the year	9.8	10.0	9.7
Interest cost on projected benefit obligations	18.8	19.8	19.3
Expected return on assets	(14.1)	(20.0)	(18.5)
Amortisation of prior year service cost	1.4	2.0	2.0
Amortisation of transition obligation	0.2	0.2	0.2
Amortisation of net (gain)/losses	4.5	0.3	(0.1)
Adjustment for first time adoption	4.4	(0.3)	—

Net periodic pension cost	25.0	12.0	12.6

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

In addition to the amounts above the Group has charged £8.0m against income in 2003 (2002: £9.3m, 2001: £11.0m) in respect of the costs of operating other retirement schemes, which are generally defined contribution plans.

-F50-

Cookson Group plc and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33. Summary of differences between UK and US GAAP (continued)

Contributions

Contributions of approximately £9m (including a special additional funding contribution of £5m) were paid to the main UK plan during 2003. Contributions are expected to continue at this level during 2004 until the actuarial valuation as at 31 December 2003 is complete, at which time the level of funding contributions will be reviewed.

The components for the Group’s net periodic post-retirement benefit costs other than pensions for the years ended 31 December 2003, 2002 and 2001 are as follows:

	Annual (credit)/charge
	2003 £m	2002 £m	2001 £m
Service cost	0.2	0.1	0.1
Interest cost	1.5	1.5	1.5
Amortisation of prior year service costs	—	—	(0.4)
Amortisation of net (gain)/loss	0.1	(0.2)	(0.4)
Net effect of acquisitions and disposals	4.3	(4.8)	—
Prior year adjustment	1.4	—	—

Net periodic post-retirement benefit cost	7.5	(3.4)	0.8

It is estimated that a one percentage point change in the long-term healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at 31 December 2003 and 2002:

	2003		2002
	1 percentage point		1 percentage point
	Increase £m	Decrease £m	Increase £m	Decrease £m
Accumulated benefit obligation	2.4	(2.0)	2.2	(1.9)
Net periodic cost	0.2	(0.1)	0.2	(0.1)

Note 34. New US accounting standards applicable to the Group

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46, Revised “Consolidation of Variable Interest Entities” (FIN 46R). This interpretation addresses the consolidation of variable interest entities (VIEs), which include entities that have one or more of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (ii) the equity investors lack the essential characteristics of a controlling financial interest (as defined by FIN 46R); and (iii) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of FIN 46R is mandatory for enterprises with VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004.

FIN 46R has not, and is not, expected to have a material effect on the results or net assets of the Group.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” that was issued on 30 April 2003, amends and clarifies accounting for certain derivative instruments (particularly contracts with certain embedded derivative instruments) and hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Except where its provisions clarify SFAS No. 133 implementation issues previously effective, the standard applies prospectively for contracts entered into, and hedging activities designated after 30 June 2003. The adoption of SFAS No. 149 did not have a material effect on the results or net assets of the Group.

Accounting for Pensions and Post Retirement Benefits

SFAS No. 132 (Revised 2003) “Employers’ Disclosure about Pensions and other Post-Retirement Benefits” was issued on 23 December 2003 and is effective, subject to certain exemptions, for fiscal years ending on or after 15 December 2003. The Group has complied with the new disclosure requirements in this Form 20-F.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

SFAS No. 150 was issued in May 2003 and amends the accounting and classification for certain financial instruments such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. SFAS No. 150 could affect companies’ ratios, performance measures and certain share buy-back programmes. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

-F51-

Cookson Group plc and Subsidiaries

Schedule II

Valuation and qualifying accounts

	Balance at beginning of period £m	Additions charged to costs and expenses £m	Charged to other accounts (1) £m	Deductions(2) £m	Balance at end of period £m
Provision for uncollectible or doubtful debts
Year ended 31 December 2001	49.0	8.3	0.7	(11.8)	46.2
Year ended 31 December 2002	46.2	10.9	(3.1)	(13.4)	40.6
Year ended 31 December 2003	40.6	6.7	(2.8)	(6.5)	38.0

Notes:

(1)	Related to exchange movements.

(2)	Represents the excess of amounts written-off over recoveries.

-F52-

Cookson Group plc and Subsidiaries

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Dated: 24 May 2004	Cookson Group plc

	By:	/s/ Dennis H Millard

	Name:	Dennis H Millard
	Title:	Group Finance Director

-F53-