Form 20-F
period 2004-12-31
COOKSON GROUP PLC
filed 2005-06-03
CIK 905420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2004

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

Ordinary shares, nominal value £0.10 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of period covered by the Annual Report:

1,895,463,968 ordinary shares, nominal value £0.01 per share.

727,558,546 deferred shares, nominal value £0.49 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☒  Item 17    ☐  Item 18

- i -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless the context otherwise requires, references to “Cookson”, “Cookson Group”, or the “Group” mean Cookson Group plc and its subsidiaries and joint ventures and references to “Company” mean Cookson Group plc. References to “pounds sterling”, “pounds”, “£”, “pence” and “p” are to the currency of the United Kingdom and references to “$”, “US$”, “US dollars”, “dollars”, “cents” and “¢” are to the currency of the USA. This annual report contains translations of pounds sterling into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from pounds sterling into US dollars at these rates, at any particular rate or at all. Unless otherwise indicated, all translations in this annual report of pounds sterling into US dollars are at the rate of £1.00 : $1.92, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on 31 December 2004. See Item 3 – Key Information - Exchange Rates for historical information regarding the noon buying rate for pounds sterling. On 19 May 2005 the noon buying rate was £1.00 : $1.84.

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

Proposed share consolidation

A resolution allowing the Company to consolidate all of its ordinary shares into shares of a higher nominal value was approved at the Annual General Meeting on 26 May 2005. The consolidation, which took effect from the close of business on 26 May 2005, resulted in Shareholders exchanging 10 existing 1p ordinary shares for 1 new 10p ordinary share. As explained further in Item 5 – “Operating and Financial Review and Prospects”, the consolidation did not affect the rights previously enjoyed by Shareholders, nor did it materially affect the proportion of the issued share capital that they held in the Company.

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

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files from time to time with the US Securities and Exchange Commission.

Such forward-looking statements speak only as of the date on which they are made. Except as required by the rules of the UK Listing Authority and the London Stock Exchange and applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

- iii -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected financial data

The selected historical financial data for the financial years ended and as at 31 December 2004, 2003 and 2002 is extracted from the Group’s consolidated financial statements included elsewhere in this annual report. The selected historical financial data for the years ended and as at 31 December 2001 and 2000 has been prepared on the same basis as the Group’s consolidated financial statements included in this annual report and, in the opinion of management, includes all adjustments necessary for a fair presentation of the Group’s financial position and results of operations for such periods.

The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to the Group, together with a reconciliation of the Group’s net (loss)/profit (for the years ended 31 December 2004, 2003 and 2002) and shareholders’ equity to US GAAP (as at 31 December 2004 and 2003) as applicable, see note 33 to the consolidated financial statements.

The following selected historical financial data should be read in conjunction with the consolidated financial statements and related notes and Item 5—“Operating and Financial Review and Prospects” included elsewhere in this annual report. The financial data for the latest financial year is also expressed in US dollars translated at a rate of £1.00 : $1.92, which was the exchange rate on 31 December 2004. On 19 May 2005, the noon buying rate was £1.00 : $1.84.

A resolution allowing the Company to consolidate all of its ordinary shares into shares of a higher nominal value was approved at the Annual General Meeting on 26 May 2005. The consolidation, which took effect from the close of business on 26 May 2005, resulted in Shareholders exchanging 10 existing 1p ordinary shares for 1 new 10p ordinary share. As explained further in Item 5 – “Operating and Financial Review and Prospects”, the consolidation did not affect the rights previously enjoyed by Shareholders, nor did it materially affect the proportion of the issued share capital that they held in the Company.

Selected financial data (continued)

Consolidated income statement data(3)

	Year ended 31 December
	2004 US$m	2004 £m		2003 £m		2002 as restated(4) £m		2001 as restated(4) £m		2000 £m
UK GAAP
Turnover
Continuing operations	3,260.5	1,698.2		1,623.9		1,633.1		1,801.5		2,014.9
Discontinued operations	—	—		57.8		158.8		297.9		566.7

Total turnover	3,260.5	1,698.2		1,681.7		1,791.9		2,099.4		2,581.6
Less joint ventures
Continuing operations	(86.7)	(45.2)		(41.2)		(45.6)		(61.5)		(74.8)
Discontinued operations	—	—		—		(17.3)		(21.5)		(24.9)

Share of joint ventures	(86.7)	(45.2)		(41.2)		(62.9)		(83.0)		(99.7)
Turnover of Group subsidiaries
Continuing operations	3,173.8	1,653.0		1,582.7		1,587.5		1,740.0		1,940.1
Discontinued operations	—	—		57.8		141.5		276.4		541.8

Total turnover of Group subsidiaries	3,173.8	1,653.0		1,640.5		1,729.0		2,016.4		2,481.9

Operating profit/(loss)
Continuing operations of Group subsidiaries before exceptional items	221.9	115.6		79.2		71.9		79.7		182.1
Share of joint ventures	7.7	4.0		2.0		1.3		4.0		5.6
Exceptional items	(43.6)	(22.7)		(22.2)		(31.4)		(14.1)		(38.4)
Amortisation of intangibles	(62.4)	(32.5)		(34.7)		(37.9)		(37.3)		(34.3)

Continuing operations	123.6	64.4		24.3		3.9		32.3		115.0

Discontinued operations of Group subsidiaries before exceptional items	—	—		(17.0)		(16.9)		(24.0)		62.8
Share of discontinued joint ventures	—	—		—		0.5		(0.6)		2.3
Exceptional items	—	—		—		—		(17.1)		—
Amortisation of intangibles	—	—		—		—		(1.3)		(1.6)

Discontinued operations(3)	—	—		(17.0)		(16.4)		(43.0)		63.5

Total operating profit/(loss)(1)	123.6	64.4		7.3		(12.5)		(10.7)		178.5

Net (loss)/profit
Continuing net (loss)/profit	(96.4)	(50.2)		(13.0)		(51.8)		47.1		45.1
Discontinued net (loss)/profit	—	—		(191.5)		(41.9)		(106.2)		35.7

Total net (loss)/profit	(96.4)	(50.2)		(204.5)		(93.7)		(59.1)		80.8

UK GAAP
Dividends per ordinary share	—	—		—		—		4.5p		10.0p

(Loss)/earnings per ordinary share from continuing operations	(5.2)¢	(2.7	)p	(0.7	)p	(4.6	)p	6.4p		6.1p
(Loss)/earnings per ordinary share from discontinued operations	—	—		(10.2	)p	(3.7	)p	(14.4	)p	4.8p

Total (loss)/earnings per ordinary share	(5.2)¢	(2.7	)p	(10.9	)p	(8.3	)p	(8.0	)p	10.9p

Fully diluted (loss)/earnings per ordinary share from continuing operations	(5.2)¢	(2.7	)p	(0.7	)p	(4.6	)p	6.4p		6.1p
Fully diluted (loss)/earnings per ordinary share from discontinued operations	—	—		(10.2	)p	(3.7	)p	(14.4	)p	4.8p

Total fully diluted (loss)/earnings per ordinary share	(5.2)¢	(2.7	)p	(10.9	)p	(8.3	)p	(8.0	)p	10.9p

Selected financial data (continued)

Consolidated income statement data (continued)(3)

	Year ended 31 December
	2004 US$m		2004 £m		2003 as restated(5)(6) £m		2002 as restated(5)(6) £m		2001 as restated(6) £m		2000 as restated(6) £m
US GAAP
Turnover of Group subsidiaries
Continuing operations	3,116.6		1,622.2		1,550.8		1,553.0		1,701.0		1,908.7

Net (loss)/profit
Continuing net profit/(loss)	14.6		7.6		(11.7)		(159.6)		29.4		36.3
Discontinued net (loss)/profit	(53.6)		(27.9)		(64.5)		(41.6)		(96.9)		38.4

Total net (loss)/profit	(39.0)		(20.3)		(76.2)		(201.2)		(67.5)		74.7

US GAAP
Dividends per ordinary share	—		—		—		—		45.0p		100.0p
Earnings/(loss) per ordinary share from continuing operations	48.4	¢	25.2	p	(6.2	)p	(143.5	)p	39.8p		49.1p
(Loss)/earnings per ordinary share from discontinued operations	(69.2	)¢	(36.0	)p	(34.3	)p	(34.7	)p	(131.0	)p	52.1p

Total (loss)/earnings per ordinary share(2)	(20.8	)¢	(10.8	)p	(40.5	)p	(178.2	)p	(91.2	)p	101.2p

Fully diluted earnings/(loss) per ordinary share from continuing operations	48.4	¢	25.2p		(6.2	)p	(143.5	)p	39.7p		48.9p
Fully diluted (loss)/earnings per ordinary share from discontinued operations	(69.2	)¢	(36.0	)p	(34.3	)p	(34.7	)p	(130.8	)p	51.8p

Total fully diluted (loss)/earnings per ordinary share(2)	(20.8	)¢	(10.8	)p	(40.5	)p	(178.2	)p	(91.1	)p	100.7p

Consolidated balance sheet data

	As at 31 December
	2004 US$m		2004 £m		2003 as restated(4)(5) £m		2002 as restated(4)(5) £m		2001 as restated(4) £m		2000 as restated(4) £m
UK GAAP
Total assets	2,677.2		1,394.4		1,540.7		1,724.2		1,963.9		2,238.6

Net assets	1,096.5		571.1		626.9		725.2		591.3		628.3

Called up share capital	721.0		375.5		375.4		375.4		363.8		363.0

Share premium account	1,235.3		643.4		642.6		642.6		377.0		376.1

Shareholders’ equity	1,074.0		559.4		615.1		714.4		581.3		621.6

Number of ordinary shares (million)	1,895.5		1,895.5		1,892.0		1,891.7		727.6		725.9

US GAAP
Total assets	3,248.0		1,690.6		1,815.6		1,983.2		2,348.6		2,626.2

Shareholders’ equity	1,350.0		702.7		758.5		830.5		936.1		1,052.6

Notes:

(1)	Total operating profit/(loss) represents operating profit/(loss) operating exceptional items and amortisation of intangibles and includes the Group’s share of operating profit of joint ventures, which in 2004 amounted to £4.0m (2003: £2.0 million; 2002: £1.7 million; 2001: £4.0 million; 2000: £5.6 million).
(2)	In 2002, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No.142. Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortised, but instead tested for impairment at least annually. If such amortisation were excluded from results for prior periods, net income (and earnings per share) would be increased by £53.6 million (72p) for the year ended 31 December 2001 (2000: £51.6 million (70p)).
(3)	Comparative figures have been restated for divested businesses considered sufficiently material to warrant disclosure as a separate discontinued operation.
(4)	In 2004 the Group adopted the requirements of Urgent Issues Task Force (“UITF”) Abstract 38 which required that own shares held by the Group’s Employees Share Ownership Plan (“ESOP”) be disclosed as a deduction from equity, rather then as a fixed asset investment, resulting in a restatement for all comparative years. Impairment charges of £4.7m in 2002 and £2.9m in 2001, originally recorded as non-operating exceptional charges have been reversed accordingly. The balance sheet effect of the restatement has been a reduction of shareholders’ equity of £2.9m in 2003, £2.9m in 2002, £5.8m in 2001 and £8.7m in 2000.
(5)	These figures are shown after the restatement of income tax for US GAAP purposes. The impact of this restatement has been to reduce basic and diluted EPS by 0.1p for 2003 to a loss of 40.5p and by 8.6p for 2002 to a loss of 178.2p.
(6)	These figures have been restated as a result of the share consolidation approved at the Annual General Meeting on 26 May 2005, The consolidation, which took effect from the close of business on 26 May 2005, resulted in shareholders exchanging 10 existing ordinary 1p shares for 1 new 10p ordinary share.

Exchange rates

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling, principally US dollars and other currencies that have historically “shadowed” the US dollar. Accordingly, fluctuations in the value of pounds sterling relative to the US dollar can have a significant effect on the translation into sterling of US dollar assets, liabilities, revenues and expenses.

The following table presents, for the periods and dates indicated, information concerning the noon buying rate in New York City cable transfers in pounds sterling as certified for customs into US dollars. These amounts are indicative only and are not necessarily the same rates at which the Group translated dollars into pounds sterling during any of the financial periods discussed in this annual report. Unless otherwise stated, financial information is presented in this annual report in pounds sterling. The noon buying rate on 19 May 2005 was £1.00 : $1.84.

Fiscal year	Period end US$	Average(1) US$	High US$	Low US$
2000	1.49	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.50	1.61	1.41
2003	1.79	1.61	1.79	1.55
2004	1.92	1.83	1.95	1.75

Prior months	High US$	Low US$
November 2004	1.91	1.83
December 2004	1.95	1.92
January 2005	1.91	1.86
February 2005	1.92	1.86
March 2005	1.93	1.87
April 2005	1.92	1.87
May 2005 (through to 19 May)	1.90	1.84

Note:

(1)	The average of the noon buying rates during the period.

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

Risks related to the Group’s business

Economic and market cycles

The Group supplies materials and services primarily to the electronics and steel industries on a global basis and to the jewellery industry predominantly in the United States and Europe. These markets and economies are subject to cyclical changes in demand and the related consequences of inventory build up and destocking by customers, in addition to associated pricing pressures. Business cycles and general economic conditions have had and may have a significant impact on the Group’s sales and business results. In 2002, weak economic conditions and a downturn in the global electronics industry, combined with weakness in the US steel industry, negatively affected demand for the products and services of the Group’s major businesses. In 2003, the general economic environment improved compared with 2002, especially in the second half of the year. In 2004, further improvement in the general economic environment was experienced. The electronics industry began to recover in the second half of 2003 and demand for PCB materials increased sharply, as evidenced by the Electronic Division’s sales growth in that period. Over time, the Group will continue to be subject to economic and market cycles and such cyclical downturns may have a material adverse impact on its businesses.

Industry conditions

The Group’s financial results are largely dependent upon the performance and growth of the various industries and major markets in which its three divisions operate. Each of the Group’s major markets experienced an economic downturn in 2002. The downturn was particularly severe in the electronics industry which had a significant negative impact on the Group’s profits. The improvement in trading activity in 2004 indicated that the electronics industry had recovered from the downturn, but if a similar downturn should occur in future, the Group’s turnover and profits could be materially adversely affected.

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

Technological change

The markets in which many of the Group’s businesses operate experience rapid changes due to the introduction of new technologies. The Group’s continued success depends upon its ability to continue to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with customer demands. The Group may encounter resource constraints or technical or other difficulties that could delay the introduction of new products or services in the future. In addition, the Group may not be able to develop and introduce new products or enhancements to its existing products in a timely manner that satisfy customer needs, achieve market acceptance or address technological changes in target markets. Furthermore, products or technologies developed by the Group’s competitors may render the Group’s products or technologies non-competitive or obsolete and, if patented, may result in the Group being unable to develop competitive products or technologies.

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

Pension and other post-employment plans

The Group operates defined contribution and defined benefit pension plans, principally in the UK and USA. If accounted for in accordance with FRS 17, the valuation of these plans, net of notional deferred tax and balance sheet accruals, would reflect a deficit of £99 million as at 31 December 2004 (2003: £85 million). The increase in net liability arises primarily from changes in the actuarial assumptions used to discount the present value of future liabilities which more than offset the increase in the market value of the assets of the funds since the end of 2003. The triennial actuarial valuation of the main UK plan was completed in 2004 and has led to an actuarial funding deficit of £94 million as at 31 December 2003. After consultation with the trustees of the Company’s UK plan, normal cash contributions were supplemented with an additional “top up” payment of £6.5 million in 2004 (2003: £5.0 million). Further “top up” payments of £10.0 million and £10.5 million are due to be made in 2005 and 2006 respectively. The US plans undergo actuarial valuations every year and the FRS 17 deficit as at 31 December 2004 was £36 million (2003: £38 million). Funding of the US plan is made in accordance with US government regulations. The Group has various post-employment healthcare plans which, based on actuarial estimates, have future liabilities of £28.7 million against which there is a balance sheet provision of £21.9 million. Whilst all of these liabilities are unfunded, the profit and loss account bears the appropriate cost to meet them. The funding level of the Group’s pension plans and the Group’s liabilities in respect of its post-retirement heathcare plans are subject to change resulting from movements in the actuarial assumptions underlying the calculation of plan liabilities and, in the case of pension plans, the market value of plan investments. Significant adverse changes in these underlying factors could have a material adverse effect on the Group’s results of operations and financial condition.

Financial indebtedness

As at 31 December 2004, the Group had gross borrowings of £354.3 million. The Group may need to borrow additional amounts in the future to meet its anticipated working capital and capital expenditure needs, to fund the requirements of its post-retirements schemes and for general corporate activity. The level of the Group’s indebtedness and/or the covenants contained in its material debt facility agreements could: limit the Group’s flexibility in managing its businesses or its reaction to changes in the industries in which it operates; place the Group at a competitive disadvantage compared to any competitors that have less debt; increase the Group’s vulnerability to and ability to withstand general adverse economic and industry conditions as well as to withstand cyclical downturns in demand for its products; limit the Group’s ability to obtain future financing both on a secured and unsecured basis or otherwise on terms acceptable to the Group; and affect its ability to obtain raw materials, particularly precious metals, on a consignment basis. The Group intends to reduce and/or refinance its indebtedness on commercially acceptable terms when it falls due. If the Group is unable to do this, its current business, future prospects, financial condition and results of operations may be materially adversely affected. For additional information regarding the Group’s indebtedness and a summary of its material debt agreements, see Item 5— “Operating and Financial Review and Prospects”.

Compliance with covenants in debt agreements

The Group’s ability to meet the financial ratios and tests and comply with covenants contained in its current or future debt agreements may be affected by events such as a significant deterioration in economic or market conditions in the Group’s major markets or by a significant change in foreign currency exchange rates which resulted in a material adverse change in the financial position of the Group. As a result, there can be no assurance that the Group will be able to remain in compliance with those covenants or that, in such circumstances, its lenders will be willing to waive or amend any covenants. In the event of a default under any of its financing arrangements, the Group’s lenders could terminate their commitments to lend to the Group or accelerate the repayment of debt and declare all amounts borrowed due and payable. If any of these events occur, there can be no assurance that the Group’s assets would be sufficient to repay in full all of its indebtedness or that it would be able to find alternative financing to enable it to continue operations. Even if the Group could obtain alternative financing, there can be no assurance that it would be on terms that are favourable or acceptable to the Group. For additional information regarding the Group’s indebtedness and a summary of its material debt agreements, see Item 5—“Operating and Financial Review and Prospects”.

Precious metal consignment arrangements

The Group’s precious metal fabrication operations utilise significant quantities of precious metals, primarily gold by value. These metals are held on consignment under arrangements whereby the consignor retains title to the metal and has a right of physical return of the metal without penalty. As the consignors retain title and the associated risks and benefits of ownership under these arrangements, neither the value of the physical metal nor the associated liabilities are recorded in the Group’s balance sheet. The utilisation of consigned precious metals is established practice in the precious metals industry. Consignors are party to either committed or uncommitted arrangements. Under uncommitted arrangements, the consignor is under no obligation to supply the precious metal to the Group’s fabrication operations and has the right, with limited or, in some cases, no notice to demand physical return of its consigned metal. If precious metals consignors decide to reduce or withdraw the facilities for whatever reason, whether related to the Group or otherwise, or require a return of the consigned metal, the Group’s precious metal fabrication operations may suffer shortages of raw materials or may require precious metals to be supplied in a way which would increase Group borrowings and costs and have a material adverse effect on the Group’s financial condition or on its ability to compete. For additional information regarding the Group’s consignment arrangements, see Item 5—“Operating and Financial Review and Prospects “.

Interest rate risk

The Group’s indebtedness is composed of both fixed and floating rate debt. As a result, the Group is exposed to the effects of interest rate movements. Whilst the Group attempts to manage the risk associated with interest rate movements through hedging and funding activity, fluctuations in interest rates could adversely affect the Group’s financial results.

Currency exchange rate fluctuations

The Group is exposed to short-term volatility and long-term realignments of currency exchange rates because: (i) a significant percentage of the Group’s sales and expenditures are realised and incurred in currencies other than pounds sterling (“profit and loss translation risk”); (ii) a significant percentage of the Group’s assets and liabilities are held in currencies other than pounds sterling (“balance sheet translation risk”); (iii) transactions are carried out by Group companies in currencies other than the reporting currency of the respective Group company (“transactional foreign exchange risk”); and (iv) competitors with a different currency exposure profile may gain competitive advantage if less negatively impacted by currency movements (“economic risk”). The principal currencies to which the Group has significant exposures are the US dollar, euro, Singapore dollar, Hong Kong dollar, Chinese renminbi and Japanese yen. While the Group attempts to manage transactional and balance sheet translation risks associated with currency exchange rate fluctuations through its hedging and funding policies, fluctuations in the value of currencies in which it operates may nevertheless materially adversely affect the Group’s financial condition and results of operations.

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

Product liability

A large proportion of the Group’s products are used in the manufacturing processes of the Group’s industrial customers. If a product of the Group or the Group’s industrial customer does not conform to agreed specifications or is otherwise defective, the Group may be subject to claims by its customers arising from end-product defects, damage to production equipment of its customers, injury to individuals including customer’s employees or other such claims. In addition, a number of the Group’s products are incorporated into products sold directly or indirectly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulations by UK and foreign authorities and potential liabilities to consumers of these products, even if the Group did not itself provide these products directly to consumers.

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

Operational risks

The Group has 68 major operating facilities based primarily in North America, Europe and Asia. These facilities are subject to a variety of operational risks, the occurrence of which could result in a substantial interruption to a facility and a potential loss of customers and sales. These risks include the failure of equipment, natural disasters, compliance with customer quality control requirements and the need to comply with directives of, and maintain all necessary permits from, government agencies. In addition, the Group’s facilities may be materially adversely affected by raw material supply disruptions, labour force shortages or work stoppages and events impeding or increasing the cost of transporting the Group’s products. The occurrence of operational problems may have a material adverse effect on the respective facilities experiencing such problems and on their results of operations and productivity and on the profitability of the particular manufacturing facility, though not necessarily on the Group as a whole.

Warranties and liabilities relating to divestments

The Group has divested its interests in certain companies and businesses and may divest additional interests in the future. Various indemnifications, representations and warranties have been given with respect to the businesses of the divested companies at the time of their divestment, and other obligations or liabilities may exist or arise in the future associated with such divestments. Management believes that sufficient provisions are in place to meet possible claims resulting from these indemnifications, representations and warranties or to cover other obligations or liabilities which exist or may arise in the future. However, if any liabilities arising out of these transactions significantly exceed the amounts provided for, the Group’s results and financial condition could be materially adversely affected.

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

Cookson has implemented certain US share option plans (the “Plans”) pursuant to which it has granted certain of its US employees options to purchase ordinary shares in the Company at specified prices. Any offer or sale of options or ordinary shares of the Company pursuant to the Plans must comply with US federal and state securities laws and any non-compliance may result in a number of remedies being available to regulatory authorities and the employees who were granted options, including, without limitation, civil penalties and/or rights of rescission. The grant of certain options under the Plans may not have been in compliance with the relevant provisions of the US federal or state securities laws, in which case Cookson intends to take appropriate remedial steps with respect to any such Plans.

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

Dividends

The Company intends to return to the dividend list as soon as possible, with dividends paid on a sustainable basis from free cash flow. However, there can be no assurance on whether cash dividends or similar payments will be paid out in the foreseeable future or of their amount as this depends on a variety of factors, including the level of profitability of the Group, the amount of cash available and the Group’s capital expenditure and other cash requirements and constraints at the time.

ITEM 4. INFORMATION ON THE COMPANY

History and development of Cookson

Cookson is a leading materials science company that provides materials and services to customers worldwide. The Group traces its history back to 1704, with the Cookson Group name having been adopted in 1982. Beginning in 1997, the Group has undergone a significant transformation from a diverse industrial conglomerate to the more focused materials science company it is today.

In effecting this transformation, Cookson has made several large acquisitions within its core operations and divested a number of non-core businesses. It has also rationalised its manufacturing and distribution facilities, discontinued certain product lines and streamlined Group and divisional administrative functions. Cookson is now organised into three operating divisions: Ceramics, Electronics and Precious Metals.

•	Ceramics Cookson’s Ceramics division is a world leader in the development, manufacturing and marketing of high performance speciality refractory products. Many of these products are highly specialised, mainly consumable flow control and heat containment products used in demanding applications, primarily in the iron and steel industry; and in industries that require refractory material for high temperature, abrasion-resistant and corrosion-resistant applications, such as the glass-making and foundry industries. During 2004, the Ceramics division contributed 44% of the Group’s total turnover from continuing operations.

•	Electronics Cookson’s Electronics division is a leading provider of materials and services to fabricators and assemblers of printed circuit boards (PCBs) and to the semiconductor packaging industry. It also supplies specialist materials for non-electronic applications. During 2004, the Electronics division contributed 39% of the Group’s total turnover from continuing operations.

•	Precious Metals Cookson’s Precious Metals division is a leading supplier of precious metals fabricated into casting grains, wire, sheet, tubing, chain and jewellery components known as “findings”. It is also a manufacturer of semi-finished and finished jewellery items. During 2004, the Precious Metals division contributed 17% of the Group’s total turnover from continuing operations.

Cookson Group plc is a registered public limited company organised, registered and domiciled under the laws of England and Wales (registration no. 251977). Cookson Group plc was incorporated on 12 November 1930. The Group’s principal executive offices are located at 265 Strand, London, WC2R 1DB, England. Its telephone number is +44 (0)20 7061 6500. The headquarters of the Ceramics division are located in Brussels, Belgium; and the headquarters of the Electronics and Precious Metals divisions are located in Providence, Rhode Island, USA.

Cookson’s ordinary shares are listed on the Official List of the UK Listing Authority and trade on the London Stock Exchange under the symbol “CKSN.L”. Cookson also has American depositary receipts traded in the USA over-the-counter under the symbol “CKSNY” with Citibank, NA acting as depositary.

Group strategy

Cookson’s objective is to be a leading, global provider of materials, enabling technology and process improvements for its customers in each of its three divisions. The Group’s strategy requires that each division distinguishes itself from its direct competitors by offering a broad range of high quality products, enhanced by a full service and technical support package.

Management believes that Cookson’s businesses should have the potential and the capability to achieve the following criteria:

•	market and technological leadership;

•	global reach;

•	robust cash flow; and

•	returns, over time, exceeding the Group’s cost of capital.

In the second half of 2004, Cookson undertook a complete strategic review, the result of which was presented to the financial markets on 18 January 2005. As a result of the review, the Group intends to pursue a strategy which focuses on developing the performance of core businesses by capitalising on existing strong market shares and technological expertise and investing further in growing markets. Operational improvement plans are being introduced at all businesses which are designed to produce marked gains in competitiveness, profitability and cash generation. These plans revolve around the following principles:

•	Products and markets The Group will endeavour to focus on higher technology, higher margin products, maintaining a high R&D spend and exiting commodity activities.

•	Investment and restructuring The Group has a well balanced geographic match between its production facilities and customer markets. This is critical because in most of its activities the Group needs to be a “just-in-time” supplier. In 2004, 37% of Group sales originated from NAFTA, 36% from the EU and 27% from the Rest of the World, principally Asia-Pacific. The Group anticipates strongest market growth in Asia-Pacific and the Rest of the World. NAFTA is expected to show continued, albeit modest, growth whilst Europe is expected to decline slowly. The Group will therefore endeavour to progressively adapt its production capacities to the evolution of its geographic markets, investing in new production capacity in emerging markets while restructuring as necessary in mature markets.

•	Cost reduction The Group intends to simplify its structure and take out costs, particularly overhead costs. The Group endeavours to focus on improving the effectiveness of its materials purchasing as nearly 50% of cost of sales is in raw materials.

Objectives

By focusing on its activities this way, the Group should create the right platform from which it can develop higher growth, higher margin businesses required to achieve the margin targets outlined in the strategic review: 10% return on sales by 2007 for both the Ceramics and Electronics divisions and 15% return on net sales value (i.e. excluding the precious metal content) for the Precious Metals division.

The Group also plans to reduce debt significantly over the next 2-3 years through a combination of stronger operational cash flow – from improved profitability and working capital management – and from a disposal programme which aims to raise over £100 million from the sale of a number of non-core businesses from across all three divisions. The sale of the fraternity rings business, from the Precious Metals division, in December 2004 for £3 million was the first step in this programme.

Cookson is also repositioning itself from its historical perception as a highly cyclical stock and intends to resume a sustainable dividend payment as soon as possible, with dividends funded from free cash flow.

In the process of formulating the Group’s strategy, the Board not only considers the performance of each division and the potential each has to achieve the above criteria but also reviews other strategic options that could be pursued in order to maximise shareholder value and achieve a greater degree of operating and financing flexibility. These options include, amongst others, the divestment or merger of one or more of the Group’s divisions or individual business units.

Structure of the Cookson Group

Operating structure

Cookson Group plc is the parent holding company of a group of companies. Cookson has 32 direct and indirect holding companies and over 200 trading entities and participates in several joint ventures and strategic alliances. In 2004, Cookson had turnover from continuing operations of £1,698 million and 15,824 employees at the end of that year (2004 average: 16,263). The Group operates in more than 35 countries and sells its products and services in over 100 countries. Cookson currently has 68 major manufacturing facilities, supported by networks of sales and distribution locations. The Group is organised into three principal operating divisions – Ceramics, Electronics and Precious Metals.

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

*Cookson Ceramics Ltd, England and Wales

  Cookson (Europe) SA, Switzerland

*Cookson Investments, Inc., USA

*Cookson Investments Ltd, England and Wales

*Cookson Singapore Pte Ltd, Singapore

  Cookson Overseas Ltd, England and Wales

  Cookson Precious Metals Ltd, England and Wales

*Electroplating Engineers of Japan Ltd, Japan (50%)

*Fry’s Metals Inc., USA

*Polyclad Laminates, Inc., USA

*Stern/Leach Company, USA

*Stern Metals, Inc, USA

*Vesuvius Crucible Company, USA

*Vesuvius USA Corporation, USA

*Wilkes-Lucas Ltd, England and Wales

Where marked with an asterisk(*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2004. All of the above are wholly-owned, unless otherwise stated.

Geographic breakdown of operations

The geographic breakdown of Group turnover from continuing operations by customer location for the financial years ended 31 December 2004, 2003 and 2002 is summarised in the table below and has been extracted without material adjustment from the financial information of the Group set out in the consolidated financial statements included elsewhere in this annual report.

Turnover by geographic location of customer(1)(2)

	Year ended 31 December
	2004 £m	2003 £m	2002 £m
Location
USA	511.5	519.6	536.2
Continental Europe	449.8	471.2	457.1
Asia-Pacific	410.2	331.5	331.8
United Kingdom	144.7	123.6	135.4
Rest of the World	182.0	178.0	172.6

Continuing operations	1,698.2	1,623.9	1,633.1
Discontinued operations	—	57.8	158.8

Total	1,698.2	1,681.7	1,791.9

Notes:

(1)	Turnover includes the Group’s share of joint ventures.
(2)	Comparative figures have been restated for divested businesses.

Cookson Ceramics division

2004 percentage of Group sales of continuing operations	44%
Number of employees as at 31 December 2004	8,926 (2004 average: 9,293)
Principal operating locations	The Americas, Europe and Asia-Pacific
Number of major manufacturing facilities	30

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

The Iron and Steel sector contributed 65% of the Ceramics division’s 2004 turnover from continuing operations (2003: 65%) and has operations primarily in the Americas, Europe and Asia-Pacific.

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

The Glass sector contributed 12% of the Ceramics division’s 2004 turnover from continuing operations (2003: 11%) and has operations in the USA, Europe and Asia-Pacific.

Foundry

The Foundry sector supplies non-ferrous and ferrous foundries with an extensive range of refractories. Key products include monolithic and brick linings for furnaces, flow control products, crucibles used to melt and transfer molten metals and ceramic filters which reduce flaws and control turbulent flow during mould filling.

The sector contributed 9% of the Ceramics division’s 2004 turnover from continuing operations (2003: 8%) and has operations in the USA, Europe and Asia-Pacific.

Industrial Processes

The Industrial Processes sector supplies a wide variety of applications for a diverse range of industries, including hydrocarbon processing, cement, petrochemical, mineral processing and incineration. Products include monolithics, bricks and other refractory specialities such as ceramic fibres and carbon products.

The Industrial Processes sector contributed 14% of the Ceramics division’s 2004 turnover from continuing operations (2003: 16%) and has operations in the USA and Europe.

Industry overview

Refractory products used in the iron and steel industry

Steel can be produced in two ways: by processing iron ore using the integrated route or by melting scrap steel in an electric arc furnace. Molten steel must then be cast into semi-finished steel preforms, such as billets, blooms or slabs, by either a continuous casting or ingot casting process. Refractories are products that enable both processes to work and be refined as necessary. Refractories are required to withstand the corrosive properties and thermal shock of molten iron and steel at temperatures of up to 1600°C at various stages of the manufacture and casting of iron and steel. A wide range of refractory products are used in iron and steel-making, in two main areas:

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

Refractory market trends

Over the last decade, world production of steel has grown by an average of 3% per annum and in 2004 world steel production surpassed 1 billion tonnes for the first time. In 2004, approximately 13% of the world’s steel was produced in North America and 16% in the European Union. Asia-Pacific contributed approximately 45% of world production in 2004, of which China, the world’s largest steel producing country, produced over 25%.

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

Cookson Electronics division

2004 percentage of Group sales of continuing operations	39%
Number of employees as at 31 December 2004	4,919 (2004 average: 4,872)
Principal operating locations	The Americas, Europe and Asia-Pacific
Number of major manufacturing facilities	34

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

The sector’s products are used primarily to attach electronic components, such as semiconductors and capacitors, onto bare PCBs and to form the necessary electrical and physical connections between the board and its components. Principal product lines involved with PCB assembly include: solder (bar, paste, powder and spheres); fluxes; adhesives; cleaning chemistries; and stencils. The Assembly Materials sector supplies the semiconductor packaging industry with epoxy moulding compounds, underfill, encapsulant materials and solder spheres used to connect the package to the PCB and to provide electrical and thermal insulation and also supplies certain industrial applications. Also part of this sector is SCS, which provides conformal coating services to a number of industries.

The Assembly Materials sector contributed 45% of the Electronics division’s turnover from continuing operations in 2004 (2003: 40%). It has operations located in North America, South America, Europe and Asia-Pacific and is headquartered in Jersey City, New Jersey, USA.

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

The Chemistry sector, which contributed 34% of the Electronics division’s turnover from continuing operations in 2004 (2003: 41%), operates primarily in North America, Europe and Asia-Pacific and is headquartered in West Haven, Connecticut, USA.

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

The Laminates sector, which contributed 21% of the Electronics division’s turnover from continuing operations in 2004 (2003: 19%), operates primarily in North America, Europe and Asia-Pacific and is headquartered in Franklin, New Hampshire, USA.

Industry overview

Market characteristics

The value of global end-market sales in the electronics industry is estimated to be around $1,000 billion. The industry’s products touch nearly every facet of day-to-day life. Although the electronics industry is cyclical, it is considered to be a high growth industry. Following a cyclical peak in 2000, the industry suffered from an acute and unprecedented downturn in 2001 and 2002, with a broad recovery in the global industry beginning to take hold in the second half of 2003 and continuing into 2004.

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

The manufacture of electronic goods effectively begins with the semiconductor fabrication and component manufacturing processes. The semiconductor market is a high growth, cyclical market, with a sales value of approximately $200 billion in 2004. Cookson supplies products such as copper plating and wafer-bumping chemistry, epoxy moulding compounds, underfill, encapsulant materials and solder spheres to this market.

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

Electronics market trends

Management estimates that the electronic materials markets served by its products are valued according to sales at approximately $7 billion.

Despite the severe downturn experienced by the electronics industry in 2001 and 2002, the industry began to recover in 2003, and this continued into 2004. Management believes the electronics materials market remains a growth industry for the long-term, driven by increasing levels of electronic content in consumer, automotive and industrial applications. Management expects the continued demand for communications and computing applications to sustain demand for electronic goods.

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

Competitive environment of the electronics industry

The Electronics division does not have any competitor that competes with it across all of its businesses, but faces competition in each of its individual markets from a number of companies. Innovation, global presence and scale drive competition in the electronics industry. The demand for products to be smaller, faster, lighter and cheaper requires a competitive response which addresses operational efficiency, global standards and improved end-use performance. These result in relatively high barriers to entry, including:

•	Scale As customers consolidate and reduce costs they need suppliers which can deliver a complete range of products and services on a global basis.

•	Operational efficiency The ability to operate in low cost markets and to drive innovative process improvements requires customers to seek suppliers that can improve efficiency and solve the complex engineering issues that arise out of manufacturing around the world.

•	Cost of innovation The global customer wants state-of-the-art materials and processes that enable it to reduce the total cost of manufacturing. Today, the ability to design new products, obtain customer qualification and deliver this with a consistent level of quality on a global basis is essential to meeting customers’ demands. Additionally, the ability to invest in new technologies such as environmentally friendly manufacturing is essential. The significant resources required for this commitment limit the position of small and regional competitors.

Management believes that the Group’s Electronics division is in a strong competitive position for the following reasons:

•	Precision manufacturing In order to achieve increased functionality, manufacturing techniques require increased precision in component manufacture and increased PCB features, such as higher layer counts with finer lines and tighter spacing. Additionally, very accurate placement and joining capabilities are required. To address these requirements, the division provides, amongst other products, patented semiconductor materials for new copper metal component manufacture, ultra-thin high performance laminate substrates for PCBs and high speed and tight tolerance soldering products.

•	Asia-Pacific presence Management believes that the division’s established infrastructure in the Asia-Pacific region means it is well placed to meet the needs of its customers – both global and domestic – in that region. All three sectors have a significant manufacturing and distribution presence in Asia-Pacific, including China where rapid expansion is occurring. In 2004, Asia-Pacific contributed 36% of the division’s total turnover.

•	Reduced cost base The division has significantly reduced its cost base in response to the unprecedented industry downturn in 2001 and 2002, particularly in the Laminates sector in the USA and Europe which were the hardest hit by the downturn.

•	Strong customer relationships The division has developed strong relationships with its major multinational customers and believes it is able to transfer its knowledge and service skills to any geographic markets that those customers may enter.

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

Cookson Precious Metals division

2004 percentage of Group sales of continuing operations	17%
Number of employees as at 31 December 2004	1,979 (2004 average: 2,098)
Principal operating locations	USA and Europe
Number of major manufacturing facilities	4

Business description

Cookson Precious Metals is a leading manufacturer of fabricated precious metal products for the jewellery industry. It has the ability to span all three stages of the jewellery manufacturing value chain – from semi-finished mill goods to components to finished items – the division’s success has been based on developing strong relationships with its customers, involving close collaboration to meet accelerated jewellery fashion cycles. Metals used include gold, silver, platinum and palladium.

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

Industry overview

Gold is the primary precious metal measured by value used in jewellery production. The most important other precious metals used are silver, platinum and palladium. Around 80% of the world’s annual gold production by volume is used in the fabrication of jewellery products. In 2004, some 3,000 tonnes of gold bullion were fabricated into jewellery products. Gold bullion production and jewellery fabrication do not always occur in the same geographic regions. For example, Africa is the largest net exporter of gold bullion, and Europe is a large net importer. However, Europe is a large net exporter of fabricated jewellery products, and North America is the largest net importer of fabricated jewellery products.

The process of converting gold bullion, silver or platinum into a finished jewellery product for the end consumer involves four main steps, each of which adds value to the basic metal:

•	gold is initially converted into semi-finished products through a variety of milling techniques, which are sold to manufacturers of finished jewellery;

•	these manufacturers convert semi-finished products into components to suit their specific needs, using some of the products in their own finished jewellery production and selling some on to smaller, independent and artisan jewellery manufacturers;

•	the components are then turned into finished products and sold to a variety of wholesalers and retailers, serving all market segments from mass-retail to luxury brands; and

•	the retailers also add value to the product by way of branding, presentation, quality assurance and end customer service.

Jewellery market trends

As discussed above, demand for products differs across geographic markets. However, some trends are affecting the industry generally:

•	Gold price At the start of 2002 the gold price was $300 per ounce. At the end of 2002 it was $347 per ounce; at the end of 2003 it was $416 per ounce; and at the end of 2004 it was $437 per ounce. This price increase has tended to be sporadic rather than gradual, with a number of distinct “spikes” occurring often in response to the wider political or economic climate. Such volatility in the price of gold can dissuade wholesalers and retailers from holding inventories containing gold, as was the experience of the US jewellery industry in 2003.

•	Customer preferences The jewellery industry is fashion-led and customer preferences and fashions change over time. Most recently, metal jewellery items (such as silver, white gold and platinum) have been favoured over traditional yellow gold.

•	Consolidation Consolidation and increased sophistication in the retail industry has increased demand for services as well as competitive pricing, which will favour larger players, such as Cookson, that can offer full service and product range capability.

•	Mass-market The mass-market segment is the fastest growing consumer segment. This offers opportunities for larger players which have a broad product portfolio and efficient large-scale production and distribution capabilities.

•	Changing cycles Fashion cycles in the jewellery industry have been accelerating, requiring manufacturers to bring new designs to market more quickly in order to meet shorter term demands. Accelerating cycles also require manufacturers to develop more efficient design, production, distribution and inventory management processes, again favouring larger players with the scale to warrant the investment in information technology that can address the market’s needs.

Management believes that Cookson, as a large player in the industry, is well positioned to take advantage of these trends.

Competitive environment of the jewellery market

In the USA and Europe, the division’s key jewellery markets, the manufacture of jewellery is highly fragmented. For each of its product groups and in each of its geographic markets, Cookson is a leading player in the manufacture of semi-finished products, findings and components. The division does not have any competitor that competes with it across all of its markets, but faces competition in each of its individual markets from a number of companies.

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

Cookson rarely acquires the precious metals it uses. Rather, it usually obtains the precious metals from its customers or on consignment from one of a group of consignor banks or precious metal trading houses with whom it has an existing consignment relationship. Cookson does not take ownership of metal under consignment, meaning it has minimal exposure to price fluctuations; the risk remains with the customer or the consignor. For further information about the consignment facility, see Item 5 – “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

The customer base of the division is fragmented, and, although there are some significant customers with power over pricing terms, many are smaller manufacturers, goldsmiths and artisan jewellers. The ability to dictate aggressive pricing terms is relatively limited. Sales to customers in Europe are made directly from service centres that the division operates in various jewellery manufacturing centres. Additionally, catalogues and websites generate significant sales for the division.

Research and development

The Group is committed to achieving technological improvement of its business processes and products so that it will continue to be competitive in each of its markets in terms of quality and cost, thereby improving margins and sales. In 2004, expenditure on research and development (“R&D”), as defined by the UK Statement of Standard Accounting Practice No.13 (Revised), amounted to £24.3 million (2003: £32.3 million, including £6.6 million for discontinued operations; 2002: £33.0 million, including £9.6 million for discontinued operations). This level of expenditure represented 1.4% of Group turnover from continuing operations (2003: 1.6%; 2002: 1.4%).

Ceramics division

The Ceramics division’s research and development expenditure as a percentage of the division’s turnover from continuing operations was 1.7% in 2004 (2003: 1.9%, 2002: 1.5%). The division has 8 research and development facilities and 200 R&D professionals located in the USA and Europe.

Electronics division

The Electronics division’s research and development expenditure as a percentage of the division’s turnover from continuing operations was 1.8% in 2004 (2003: 2.0%, 2002: 2.1%). The division has 13 research and development facilities located in the USA, Europe and Asia-Pacific which employ 152 R&D professionals.

Precious Metals division

The Precious Metals division’s research and development expenditure as a percentage of the division’s turnover from continuing operations was less than 0.1% in 2004 (2003: 0.1%; 2002: 0.1%). The nature of the division’s activities does not necessitate the extensive research and development support required by the Electronics and Ceramics divisions.

Property, plant and equipment

Cookson owns or leases land and buildings and plant and machinery throughout the world, the principal regions where operating locations are situated being the USA, Asia-Pacific, Continental Europe and the UK. As of 31 December 2004, owned property, together with plant and equipment were included in the consolidated balance sheet at a net book value of £93.7 million and £186.4 million, respectively.

Whilst the Group leases or owns a number of significant properties around the world, no individual site’s loss would have a critical effect on the Group’s operations.

Commitments for capital expenditure as at 31 December 2004 were £10.0 million.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of Cookson should be read in conjunction with the consolidated financial statements and related notes thereto located elsewhere in this document. The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as applicable to Cookson, together with a reconciliation of the Group’s net loss and shareholders’ equity to US GAAP for the years ended, and as at, 31 December 2004, 2003 and 2002 as applicable, see note 33 to the consolidated financial statements.

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

Market overview

Ceramics

The Ceramics division benefited from improved market conditions in its major markets that began to take hold in the second half of 2003 and continued throughout 2004.

The division’s largest sector is Iron and Steel, resulting in some two-thirds of its sales and profits being linked to steel production volumes. In 2004 global steel production rose by almost 9%, surpassing one billion tonnes for the first time. China confirmed its position as the world’s leading steel producer with year-on-year growth of 23% and accounted for over 25% of the world’s total production in 2004. Excluding China, global production was 4.5% higher in 2004 with the USA, the EU, Russia, Ukraine and Brazil each growing by around 5%, whilst Japan and South Korea were some 3% higher. Steel prices rose strongly in 2004, strengthening the industry’s financial position.

The steel industry continued to consolidate in 2004. Mittal Steel – formerly LNM – is now the world’s largest steelmaker with capacity of some 70 million tonnes across 14 countries. The world’s top six producers represented 23% of global steel output in 2004, up from 19% in the previous year.

The end markets of the Foundry, Glass and Industrial Products sectors are generally linked to GDP growth and therefore benefited from a year of overall global economic growth. The most important markets for these sectors are construction and automotive, both of which experienced improving market conditions in 2004.

Electronics

The improved market conditions that became evident in the last quarter of 2003 continued throughout 2004 for much of the global electronics industry.

Amongst the industry’s end markets, the established market drivers of PCs and mobile handsets grew strongly. Worldwide PC shipments grew by nearly 12% in 2004, accelerated by better performance and wireless accessibility. Mobile handset volumes were nearly 30% higher than in 2003 and recorded the highest ever shipment level in the fourth quarter of 2004. Hard disk drive unit volumes grew by 24% versus 2003, fuelled by soaring demand for DVD recorders, game consoles and MP3 players. Consumer electronic devices continue to drive the electronics industry to an ever-increasing degree.

Regionally, Asia-Pacific experienced the strongest industry growth in terms of both production and local end market demand. PC shipments, for example, grew by 16% over 2003, driven in particular by growth in China and India. North America also exhibited good year-on-year growth while Europe was more subdued.

The transition to lead-free products accelerated in 2004 in line with new regulations in the EU which come into force in 2005-2006. The use of lead-free products is a significant change, not just for the Assembly Materials sector whose solder products have traditionally contained lead. Non-lead solders melt at higher temperatures and so all other PCB components, including laminates and fabrication chemistries, must also be able to withstand these temperatures.

Precious Metals

In 2004, the Precious Metals division faced challenges in both its leading markets, the USA and Europe. Demand for finished jewellery products is influenced to a large extent by both consumer confidence and consumer preferences. The fourth quarter is the most important for many retail businesses and consumer confidence was depressed in the USA and Europe throughout much of this period. This was reflected in the experience of retailers in general in these regions where the normal Christmas shopping season began later and was shorter in duration than anticipated, leading to disappointing results across the retail sector.

The preference of buyers and wearers of jewellery for white metals and gemstone jewellery rather than yellow gold items, which had been noted in 2003, continued in 2004.

The price of precious metals – particularly gold – also has an impact on jewellery demand as retailers are reluctant to hold inventory when prices are high. Gold traded in a range from $375/ounce to $455/ounce during the year, reaching its peak in early December. The price of silver reached a high for the year of $8.22 in early April before falling to its low point of $5.44 in mid-May.

The major destocking programme, led by the largest US jewellery retailer Wal-Mart, which took place in the first half of 2003, was not repeated during 2004.

Geographic breakdown of the Group’s results

Turnover and operating profit by geographical location of continuing operations (1)(2)

	Year ended 31 December 2004
	Turnover £m	Operating profit before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating (loss)/profit £m
USA	551.5	16.5	(5.7)	(17.7)	(6.9)
Continental Europe	485.2	32.4	(15.7)	(4.3)	12.4
Asia-Pacific	360.2	56.4	(0.3)	(5.3)	50.8
United Kingdom	159.3	2.0	(1.0)	(3.6)	(2.6)
Rest of the World	142.0	12.3	—	(1.6)	10.7

Continuing operations	1,698.2	119.6	(22.7)	(32.5)	64.4

	Year ended 31 December 2003
	Turnover £m	Operating (loss)/profit before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating (loss)/profit £m
USA	546.4	(1.4)	(7.4)	(19.0)	(27.8)
Continental Europe	486.1	21.4	(10.7)	(4.7)	6.0
Asia-Pacific	289.2	44.3	(3.0)	(5.7)	35.6
United Kingdom	166.2	2.8	(1.0)	(3.6)	(1.8)
Rest of the World	136.0	14.1	(0.1)	(1.7)	12.3

Continuing operations	1,623.9	81.2	(22.2)	(34.7)	24.3

	Year ended 31 December 2002
	Turnover £m	Operating profit/(loss) before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating (loss)/profit £m
USA	622.1	5.6	(19.1)	(22.1)	(35.6)
Continental Europe	454.0	18.9	(9.7)	(4.3)	4.9
Asia-Pacific	263.4	37.4	(0.2)	(6.6)	30.6
United Kingdom	177.9	(1.3)	(2.4)	(3.6)	(7.3)
Rest of the World	115.7	12.6	—	(1.3)	11.3

Continuing operations	1,633.1	73.2	(31.4)	(37.9)	3.9

Notes:

(1)	Includes the Group’s share of turnover and operating profit/(loss) attributable to joint ventures.
(2)	Comparative figures have been restated for divested businesses.

The USA is the Group’s principal operating market and the Group’s US businesses are the largest contributors to total turnover from continuing operations, directly contributing 32%, 34% and 38% of the total turnover from continuing operations during 2004, 2003 and 2002, respectively. The decline in the relative contribution of the US businesses to total Group turnover from continuing operations principally reflects poor US economic and market conditions for our products in 2002 and 2003 and a decrease in the value of the US dollar versus sterling and the relative growth of the Group’s businesses in Asia-Pacific since 2001. This was principally attributable to improved market conditions and the effect of acquisitions.

In general, the Asia-Pacific businesses tend to have lower operating costs than those in other regions and the Group’s businesses in Asia-Pacific achieved the Group’s highest operating profit margin of 16%, 15%, and 14% on turnover from continuing operations during 2004, 2003 and 2002, respectively.

Acquisitions and divestments

The years 2002-2004 were a period of consolidation for the Group, with divestments of non-core and loss-making businesses taking precedence over the acquisition of new businesses. A significant proportion of the acquisition expenditure in the period related to deferred consideration on businesses acquired before 1 January 2002, with the balance taken up by smaller bolt-on acquisitions. Total expenditure on acquiring subsidiaries and joint ventures in the years ended 31 December 2004, 2003 and 2002 was £12.0 million, £19.1 million and £14.6 million, respectively, of which £10.0 million, £12.7 million and £4.3 million respectively was deferred consideration.

Divestments in the years 2002-2004 affected the shape and focus of the Group. In December 2004, the Ceramics division sold its loss-making European Silica-Zircon brick business in glass melting furnaces, although this and the other divestments in the year were not sufficiently material to warrant disclosure as a separate discontinued operation. Net cash proceeds for divestments in 2004 were £1.4 million.

In 2003, the Electronics division sold its Speedline businesses for £1.0 million in cash following two and a half years of operating losses. Also in 2003, the Group completed the sale of its Precision Products businesses, which, prior to their divestment, formed a sector within the Precious Metals division, for cash consideration of £44.7 million and a subordinated note of £2.1 million receivable in 2011. Other divestments of non-core and loss-making businesses in 2003 raised cash proceeds of £10.5 million and overall costs of £6.5 million were incurred on divestments in the year. Net proceeds from the divestment of subsidiaries and joint ventures in 2003 were £49.7 million.

In 2002, the Group made small divestments of non-core businesses for net consideration of £3.8 million, including the Dental Products operations of the Precision Products sector.

Cost-saving and efficiency improvement initiatives

Management has, in the last four years, initiated a number of programmes aimed both at improving the overall operational efficiency of its businesses and at integrating earlier acquisitions.

In response to the significant downturn in its major markets in 2002 and 2001, management implemented a number of cost-saving initiatives aimed both at bringing the Group’s cost base more into line with the reduced levels of demand and at conserving cash. The cost-saving initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. These initiatives, together with similar ones initiated in 2003 and 2004 aimed at optimising the Group’s cost base and conserving cash, resulted in a charge to the Group of £22.7 million in 2004 (2003: £22.2 million; 2002: £31.4 million), of which £7.9 million (2003: £7.3 million; 2002: £16.2 million) represented asset write-downs. The majority of these write-downs resulted from cost-saving initiatives in the USA and Europe, where the majority of plant closures occurred. Together with the programmes to integrate Cookson’s acquired businesses already underway, the initiatives resulted in a reduction of Cookson’s workforce by approximately 1,900 employees since the start of 2002.

The costs and savings resulting from the above programmes may affect the underlying margin trends which would otherwise have been experienced in the Group’s businesses, making meaningful comparisons between periods difficult.

Results of continuing operations

2004 compared to 2003

Turnover

Turnover of continuing operations in 2004 increased by 5% to £1,698.2 million from £1,623.9 million in 2003. There was no turnover attributable to discontinued operations in 2004, compared with £57.8 million in 2003. Total Group turnover in 2004 was £1,698.2 (2003:£1,681.7m), an increase of 1% on 2003.

Turnover and operating profit of continuing operations by division/sector (1)

	Year ended 31 December 2004
	Turnover £m	Operating profit/ (loss) before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating profit/(loss) £m
Ceramics	739.4	56.8	(2.9)	(13.6)	40.3
Electronics	626.0	49.5	(9.9)	(16.9)	22.7
Assembly Materials	280.1	22.2	(0.2)	(3.3)	18.7
Chemistry	214.2	27.2	(0.8)	(11.2)	15.2
Laminates	131.7	0.1	(8.9)	(2.4)	(11.2)
Precious Metals	287.6	9.3	(9.9)	(2.0)	(2.6)
Joint ventures	45.2	4.0	—	—	4.0

Continuing operations	1,698.2	119.6	(22.7)	(32.5)	64.4

	Year ended 31 December 2003
	Turnover £m	Operating profit/ (loss) before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating profit/(loss) £m
Ceramics	706.9	49.8	(0.8)	(15.1)	33.9
Electronics	567.0	20.8	(18.5)	(17.5)	(15.2)
Assembly Materials	236.7	16.2	(4.8)	(3.6)	7.8
Chemistry	216.9	20.2	(2.4)	(12.1)	5.7
Laminates	113.4	(15.6)	(11.3)	(1.8)	(28.7)
Precious Metals	308.8	8.6	(2.9)	(2.1)	3.6
Joint ventures	41.2	2.0	—	—	2.0

Continuing operations	1,623.9	81.2	(22.2)	(34.7)	24.3

Notes:

(1)	Comparative figures have been restated for material divested businesses.

Ceramics division

The Ceramics division’s turnover increased by 5% in 2004 to £739.4 million compared to £706.9 million in 2003. Ceramics’ contribution to Group turnover from continuing operations (including the turnover of Ceramics joint ventures) was maintained in 2004 at 44%.

Some 65% of the division’s turnover is produced by the Iron and Steel sector and this is directly linked to the level of steel produced in the markets within which it operates. 2004 saw a buoyant global steel industry and the emerging markets such as Russia, India and particularly China showed the most robust growth, as steelmakers continued to convert to the Ceramics division’s more technologically-advanced product range.

The glass sector enjoyed continued strong growth in 2004, with turnover up by 11% over 2003, driven by the construction and automotive markets. The Foundry and Industrial Processes sectors recorded sales growth in line with GDP growth rates in the countries in which they operated.

Electronics division

The Electronics division’s turnover increased by 10% in 2004 to £626.0 million compared to £576.0 million in 2003. Electronics’ contribution to Group turnover from continuing operations (including the turnover of Electronics joint ventures) increased from 37% in 2003 to 39% in 2004.

The Electronics division’s turnover and profits grew significantly over the previous year in 2004 as a result of more favourable market conditions, new product introductions, market share gains and a lower cost base. Assembly Materials was the division’s largest sector, accounting for 45% of turnover (£280.1 million) an increase of 18% over 2003, although approximately two-thirds of this was due to higher tin prices. Chemistry, the most profitable sector, accounted for 34% of divisional turnover (with sales unchanged on the previous year at £214.2 million). Laminates contributed 21% of the division’s turnover, or £131.7 million, an increase of 16% over 2003.

Asia-Pacific continued to be the division’s fastest growing region and was responsible for 36% of turnover, an increase of five percentage points over 2003. To support this growth, new production and support facilities were opened in China and India during the course of the year. Europe (including the UK) accounted for 31% of turnover, the USA 29% and the Rest of the World 4%.

Precious Metals division

The Precious Metals division’s turnover decreased by 7% in 2004 to £287.6 million compared to £308.0 million in 2003. Precious Metals’ contribution to Group turnover from continuing operations fell from 19% in 2003 to 17% in 2004.

Turnover for the division’s US operations decreased by 3%, largely as a result of the weakening US dollar. The major destocking programme seen in 2003 did not recur. In Europe, however, turnover fell by 11% as a result of the programme to discontinue metal production in France including the closure of two manufacturing and four distribution facilities and the relocation on the French sales force. In addition, some retail outlets in Spain were closed.

Joint ventures

Joint venture turnover of £45.2 million was up by 10% on 2003’s level of £41.2 million. The majority of joint venture results related to the Chemistry sector’s joint venture in Japan which recorded turnover of £39.6 million (2003: £30.5 million).

Group operating profit before exceptional items and amortisation of intangibles

Operating profit before exceptional items and amortisation of intangibles for Group continuing operations increased by £38.4 million in 2004 to £119.6 million from £81.2 million in 2003.

There were no business divestments in 2004 that were sufficiently material to warrant disclosure as a separate discontinued operation. Discontinued operations in 2003 recorded an operating loss both before and after exceptional items and amortisation of intangibles of £17.0 million.

Ceramics division

Operating profit before exceptional items and amortisation of intangibles for the Ceramics division in 2004 of £56.8 million was £7.0 million, or 14%, higher than the £49.8 million in 2003. The division’s results were positively impacted by the solidity of its largest sector, Iron and Steel, which improved profitability slightly, supported by a focus on new technology introductions and on providing customers with total process solutions to solve their operating problems and minimise their refractory costs. The glass sector enjoyed rapid incremental growth in profitability in 2004 driven by increased sales volumes. The Foundry and Industrial processes sectors reported flat operating profit before exceptional items and amortisation of intangibles in the year.

Electronics division

In line with the £59.0 million year-on-year increase in turnover, the Electronics division recorded an improvement of £28.7 million, or 138%, in its operating profit before exceptional items and amortisation of intangibles for 2004 compared with the £20.8 million in 2003. This improvement reflected the broad recovery in the global electronics industry and was accelerated by the extensive cost-cutting measures undertaken by the division since the end of 2000.

The Assembly Materials sector returned operating profit before exceptional items and amortisation of intangibles of £22.2 million in 2004, favourable to 2003 by £6.0 million. Performance was robust in the electronics and industrial businesses, with the move to lead-free solder products continuing to be an important driver. The conformal coating business, SCS, rebounded from a disappointing year in 2003 but the semiconductor packaging materials business had flat revenues in 2004. The Chemistry sector’s operating profit before exceptional items and amortisation of intangibles rose by £7.0 million in 2004 to £27.2 million, an increase of 35% compared to the prior year. The sector’s results were due to its success in launching new, higher margin products targeted at the microelectronics, semiconductor and automotive markets, balanced with tight cost controls and effective utilisation of manufacturing facilities. Of particular note, the sector achieved significant market penetration in aluminium wheel plating in China. The most pronounced improvement in operating profit before exceptional items and amortisation of intangibles was again shown by the Laminates sector. In line with a turnover increase of £18.3 million in 2004 compared to 2003, the sector reduced its operating loss before exceptional items and amortisation of intangibles by £15.7 million and operated marginally in profit (£0.1 million) for the first time since 2000.

Precious Metals division

The Precious Metals division’s operating profit before exceptional items and amortisation of intangibles of £9.3 million in 2004 was 8% higher than the £8.6 million in 2003. The increase arose predominantly in the European operations due to the eradication of trading losses through the French rationalisation programme. The current fashion trend that has seen consumers favour lower margin white metal and gemstone jewellery items over karat gold products was addressed by an increase in silver capacity during 2004. The significant rationalisation programmes undertaken in the USA and, particularly, in Europe improved the division’s profitability. The European operations operated at a modest profit in 2004, compared to break-even in 2003.

Joint ventures

Joint venture operating profit before exceptional items and amortisation of intangibles increased by £2.0 million to £4.0 million in 2004. This was largely due to the Chemistry sector’s joint venture in Japan which recorded operating profit of £3.5 million (2003: £2.0 million). In addition, the Laminates sector’s UK joint venture with Fukuda, which was wound-up during 2004, contributed an operating loss of £0.4 million (2003: loss of £1.8 million).

Amortisation of intangibles

In 2004, the Group’s amortisation charge for intangibles was £32.5 million compared with £34.7 million in 2003, a decrease of 6%. The reduction was due to the divestment of businesses in 2004 and exchange rate fluctuations.

Operating exceptional items

In 2004, operating exceptional charges of £22.7 million (2003: £22.2 million) arose, comprising £7.9 million of asset write-offs and £14.8 million of cash-related costs. Of the total charge for 2004: £2.9 million arose in the Ceramics division for the rationalisation of three manufacturing facilities in the USA; £9.9 million related to programmes to optimise the manufacturing capacity and product offering of the Laminates sector of the Electronics division in the USA and Europe and to reorganise the divisional and sector management structures; and £9.9 million arose in respect of the programme to reorganise the Precious Metals division’s European operations.

Group operating profit

Group operating profit of continuing operations improved by 165% to £64.4 million in 2004 from £24.3 million in 2003. The major reasons for this are discussed above. The total Group operating profit for 2004, including discontinued operations, was £64.4 million compared to £7.3 million in 2003, an improvement of 782%.

Group net interest expense

Net interest expense decreased from £31.6 million in 2003 to £26.5 million in 2004. This arose primarily from a lower charge for amortisation of refinancing fees and a favourable exchange rate impact of £2.8 million. The average interest rate on drawn borrowings, excluding the amortisation of refinancing fees and the deferred income from interest rate swaps, was 6.8%, similar to that of 2003. In March 2005, a new committed and unsecured £200 million bank facility was arranged which replaced the existing £148 million facility. The margins on the new facility are at a lower level than the previous facilities.

Exceptional interest charge

No exceptional interest charge arose in 2004. A charge of £2.4 million arose in 2003 from the write-off of unamortised fees relating to an earlier bank facility.

Net (loss)/profit on fixed assets

A net loss of £16.8 million in 2004 (2003: £5.1 million profit) was due primarily to a £17.9 million write-down in the value of the Group’s investment in a revenue sharing arrangement put in place in 1998 with ELI Inc. over a fibre optic cable network in the USA. The net profit on sale of fixed assets of £5.1 million in 2003 arose predominantly as a result of property sales in Asia-Pacific and Europe.

Net loss on business divestments

A net loss on business divestments of £39.8 million arose in 2004 (2003: £165.7 million), consisting of a net loss before goodwill of £27.5 million and a write-back/off of goodwill of £12.3 million, primarily from the following:

•	sale of two brickmaking plants in Europe in the Ceramics division (£33.2 million); and

•	winding up of the Cookson Fukuda joint venture in the UK in which the Group had a 50% share (£7.4 million).

The net loss in 2003 of £165.7 million was mainly in respect of the sale of the Speedline and Precision Products businesses.

Group loss before taxation

The loss on ordinary activities before tax for 2004 of £18.7 million was £168.6 million favourable to the loss of £187.3 million recorded in 2003. This significant improvement arose, as set out above, from higher operating profits, lower interest and decreased losses on business divestments.

Group taxation

The Group recorded a total tax charge of £27.4 million (2003: £14.8 million). This comprised a charge of £26.2 million (2003: £9.8 million) on profit before tax, exceptional items and amortisation of intangibles, representing an effective rate of 28% (2003: 30%); and exceptional tax charges and net tax charge on exceptional items and goodwill of £1.2 million (2003: £5.0 million). The Group wrote-down its deferred tax assets by £10.0 million in light of a reassessment of expected future geographical profit contributions during the year (2003: no write-down). This was partly offset by £3.6 million of tax credits arising from divestments and operating exceptional costs and the release of £5.2 million from fair value tax provisions in respect of a prior period acquisition.

Group net loss

The Group recorded a loss for the year of £50.2 million, after taking into account exceptional items and amortisation of intangibles after tax of £113.0 million (2003: £224.9 million). This was £154.3 million lower than the £204.5 million loss incurred in 2003.

2003 compared to 2002

Turnover

Turnover of continuing operations in 2003 decreased by 1% to £1,623.9 million from £1,633.1 million in 2002. The turnover attributable to discontinued operations was £57.8 million in 2003 compared to £158.8 million in 2002. Total Group turnover in 2003 was £1,681.7 million, a decrease of 6% on 2002.

Turnover and operating profit of continuing operations by division/sector (1)

	Year ended 31 December 2003
	Turnover £m	Operating profit/(loss) before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating profit/(loss) £m
Ceramics	706.9	49.8	(0.8)	(15.1)	34.0
Electronics	567.0	20.8	(18.5)	(17.5)	(15.3)
Assembly Materials	236.7	16.2	(4.8)	(3.6)	8.5
Chemistry	216.9	20.2	(2.4)	(12.1)	5.0
Laminates	113.4	(15.6)	(11.3)	(1.8)	(28.8)
Precious Metals	308.8	8.6	(2.9)	(2.1)	3.6
Joint ventures	41.2	2.0	—	—	2.0

Continuing operations	1,623.9	81.2	(22.2)	(34.7)	24.3

	Year ended 31 December 2002
	Turnover £m	Operating profit/(loss) before exceptional items and amortisation of intangibles £m	Exceptional items £m	Amortisation of intangibles £m	Operating profit/(loss) £m
Ceramics	692.5	46.3	(4.3)	(15.2)	26.8
Electronics	572.9	8.9	(25.2)	(19.9)	(36.2)
Assembly Materials	248.2	26.6	(5.0)	(5.1)	16.5
Chemistry	212.6	14.8	(0.9)	(12.8)	1.1
Laminates	112.1	(32.5)	(19.3)	(2.0)	(53.8)
Precious Metals	322.1	16.7	(1.9)	(2.8)	12.0
Joint ventures	45.6	1.3	—	—	1.3

Continuing operations	1,633.1	73.2	(31.4)	(37.9)	3.9

Notes:

(1)	Comparative figures have been restated for divested businesses.

Ceramics division

The Ceramics division’s turnover increased by 2% in 2003 to £706.9 million compared to 2002. Ceramics’ contribution to Group turnover from continuing operations (including turnover of Ceramics joint ventures) increased from 43% in 2002 to 44% in 2003.

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

Electronics division

The Electronics division’s turnover decreased by 1% in 2003 to £567.0 million compared to 2002. Electronics’ contribution to Group turnover from continuing operations (including turnover of Electronics joint ventures) was maintained in 2003 at 37%.

The division made substantial progress in the year with significant momentum evident in the fourth quarter of 2003, when turnover growth over the fourth quarter of 2002 was 11%. The Assembly Materials sector recorded a 4% decrease in turnover in 2003 compared to the prior year, yet also benefited from a robust fourth quarter, with sales higher by 11% than the corresponding quarter in 2002. The Chemistry sector also experienced a surge in turnover in the fourth quarter of 2003, with a 3% increase on the same quarter in 2002. Chemistry’s sales for the year were 2% higher in 2003 than 2002. The momentum was most pronounced in the Laminates sector. Volumes here recovered significantly in the fourth quarter of 2003 as PCB fabrication began to emerge from recession. Laminates turnover for 2003 as a whole was up by 1% on the prior year but up by 29% in the fourth quarter.

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

Joint ventures

Joint venture turnover of £41.2 million decreased by 10% on 2002’s level of £45.6 million. The majority of joint venture turnover related to the Chemistry sector’s joint venture in Japan which recorded sales of £30.5 million (2002: £27.6 million).

Group operating profit before exceptional items and amortisation of intangibles

Despite turnover being 1% lower than 2002, operating profit before exceptional items and amortisation of intangibles for Group continuing operations increased by £8.0 million in 2003 to £81.2 million.

Discontinued operations recorded an operating loss before and after exceptional items and amortisation of intangibles of £17.0 million in 2003 compared to £16.4 million in 2002.

Ceramics division

The operating profit before exceptional items and amortisation of intangibles of the Ceramics division in 2003 of £49.8 million was £3.5 million, or 8%, higher than 2002. The division’s results were positively impacted by the solidity of its largest sector, Iron and Steel, which improved profitability by 18% in 2003 on the back of relatively flat sales. This improvement was supported by a focus on new technology introductions and on providing customers with total process solutions to solve their operating problems and minimise their refractory costs. Conversely, the Industrial Processes sector reported a decrease in profitability. The Foundry sector improved its operating profit before exceptional items and amortisation of intangibles by 42% due to its buoyant Asia-Pacific operations and the Glass sector’s profitability remained stable.

Electronics division

Despite a £5.9 million year-on-year reduction in turnover, the Electronics division recorded an improvement of £11.9 million, or 134%, in its operating profit before exceptional items and amortisation of intangibles for 2003 compared with 2002. This improvement reflected the broad recovery in the global electronics industry and was accelerated by the extensive cost-cutting measures undertaken by the division since the end of 2000.

The Assembly Materials sector returned operating profit before exceptional items and amortisation of intangibles of £16.2 million in 2003, which was unfavourable to 2002 by £10.4 million. Performance was held back by a number of factors: the impact of SARS in Asia-Pacific; the increase in the price of key raw material tin in the fourth quarter of 2003 which was not able immediately to be passed on in all cases; and a disappointing year from SCS, the conformal coating business that had previously been a part of Speedline. The Chemistry sector’s operating profit before exceptional items and amortisation of intangibles rose by £5.3 million in 2003 to £20.2 million, an increase of 36% compared to the prior year. The sector’s results were due to its success in launching new, higher margin products targeted at the microelectronics, semiconductor and automotive markets, balanced with tight cost controls and more effective utilisation of manufacturing facilities. The most pronounced improvement in operating profit before exceptional items and amortisation of intangibles was shown by the Laminates sector. Despite a turnover increase of just £1.3 million in 2003 compared to 2002, the sector reduced its operating loss before exceptional items and amortisation of intangibles by £16.9 million to £15.6 million and operated at near break-even by the end of 2003. The extensive cost-cutting programmes initiated in 2002, which saw the workforce in the USA and Europe more than halved, were shown to be delivering the operational gearing that they were designed to provide.

Precious Metals division

The Precious Metals division’s operating profit before exceptional items and amortisation of intangibles of £8.6 million in 2003 was 49% lower than 2002. The decrease arose predominantly in the US operations due to the lost revenues caused by the de-stocking process in the first half of 2003. The division’s profitability also suffered in general from the current fashion trend that has seen consumers favour lower margin white metal and gemstone jewellery items over karat gold products. The significant rationalisation programmes undertaken in the USA and, particularly, in Europe mitigated the division’s fall in profitability. The European operations operated broadly at break-even in 2003, the same as in 2002.

Joint ventures

Joint venture operating profit before exceptional items and amortisation of intangibles increased by £0.7 million to £2.0 million in 2003, with sound results in the Electronics division’s Asian joint ventures offset by losses in the Laminates sector’s UK joint venture with Fukuda.

Amortisation of intangibles

In 2003, the Group’s amortisation charge for intangibles was £34.7 million compared with £37.9 million in 2002, a decrease of 8%. The reduction was due to the divestment of businesses in 2003 and exchange adjustments.

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

Exceptional interest charge

An exceptional interest charge of £2.4 million arose in 2003 (2002: nil) from the write-off of fees relating to the £450 million syndicated credit facility that was raised in 2001 and replaced in December 2003 with a new £188 million syndicated credit facility.

Net profit/(loss) on sale of fixed assets

The net profit on sale of fixed assets of £5.1 million in 2003 arose predominantly as a result of property sales in Asia-Pacific and Europe. The net loss in 2002 of £6.2 million included a gain of £2.3 million on the sale and leaseback of some UK sites and a net loss of £5.4 million related to closed facilities and product lines.

Net loss on sale or closure of operations

In 2003, the net loss on sale or closure of operations was £165.7 million, consisting of a net loss before goodwill of £23.2 million and a write-back/off of goodwill of £142.5 million. The loss arose primarily from the following divestments:

•	Precision Products: in January 2003, the Precision Products sector of the Precious Metals division was sold, resulting in a net surplus on divestment of £18.1 million and a write-back/off of goodwill of £19.4 million;

•	Speedline: in November 2003, Speedline – the PCB assembly equipment sector of the Electronics division – was sold, resulting in a net loss on divestment of £26.6 million and a write-back/off of goodwill of £114.9 million, £87.8 million of which had been impaired in 2002; and

•	French brickmaking business: in December 2003, the Ceramics division sold its loss-making French brickmaking business, resulting in a net loss on divestment of £7.2 million and a write-off of goodwill of £8.2 million.

The divestment of non-core operations in 2002 incurred a net loss of £20.8 million after goodwill written-off of £6.3 million.

Group loss before taxation

As a result of the factors described above, the Group’s loss before taxation and after exceptional items and amortisation of intangibles was £187.3 million in 2003, compared to a loss of £96.9 million in 2002.

Group taxation

The Group recorded a net tax charge of £9.8 million on profit before tax, exceptional items and amortisation of intangibles; this represents an effective tax rate of 30%, the same rate as in 2002. In addition, a tax charge of £5.0 million arose in 2003 on net exceptional charges and amortisation of intangibles. Group tax in 2002 was a credit of £0.6 million, after a credit of £1.8 million on exceptional items and amortisation of intangibles.

Group net loss

The Group’s net loss for 2003 was £204.5 million compared with a net loss of £98.4 million in 2002.

Liquidity and capital resources

Cash flow statements

Cash flows from operating activities

In 2004, the Group generated £145.5 million of net cash inflow from operating activities, £38.0 million more than 2003. This increase arose from a £47.5 million increase in earnings before interest, taxation, depreciation and amortisation (“EBITDA”) to £162.3 million; a cash outflow of £17.0 million for trade working capital in 2004 compared with an inflow of £10.3 million in 2003; a net increase in cash inflow for operating provisions and accruals of £18.0 million; and a similar cash spend for rationalisation costs of £14.2 million.

EBITDA is a commonly used non-GAAP performance measure. Management believes that EBITDA provides useful information to investors because it provides a clearer picture of the Company’s operating performance by excluding items relating to the Company’s financings and investing activities.

In the first half of 2004, cash outflows for trade working capital were £53.7 million in response to significantly higher levels of trading activity at the end of June 2004 compared with the end of December 2003. In the second half of 2004, cash inflows from trade working capital of £36.7 million were generated due to both normal fourth quarter seasonal inflows and continued attention paid to the management of working capital. The latter is evidenced by the percentage of average trade working capital to sales decreasing from 22.8% in 2003 to 21.3% in 2004.

Cash outlaid for rationalisation costs of £14.2 million arose primarily in the Electronics division (£6.6 million) and in the Precious Metals division (£6.4 million) in respect of programmes which commenced in 2004 and in prior years. Some £10 million is expected to be outlaid in 2005 for rationalisation programmes which commenced in 2004.

Capital expenditure

Payments to acquire fixed assets were £42.3 million in 2004, £6.2 million lower than 2003 and representing 0.9 times depreciation (2003: 0.9 times). Receipts from the disposal of fixed assets, primarily for properties, were £1.5 million in 2004, down from £5.8 million in 2003.

Interest and dividends paid to minority shareholders

Net cash outflows for interest in 2004 were £31.6 million compared with £29.1 million in 2003. The £2.5 million year-on-year increase comprised a decrease in payments on borrowings of £2.8 million offset by a cash inflow for the close-out of long-dated interest rate swaps of £5.3 million in 2003.

Dividends paid to minorities of £3.1 million (2003: £1.5 million) rose in line with increased profits.

Taxation

Tax cash outflows for 2004 were £20.7 million, the same as in 2003.

Free cash flow

Free cash flow – being net cash flow before financing, acquisitions and divestments – improved from £15.7 million in 2003 to £51.6 million in 2004, with the increase arising primarily from higher operating profitability. In the second half, free cash flow increased strongly compared with both the prior year and the first half of 2004 due to higher profits and significantly higher cash inflows from trade working capital.

Free cash flow is a commonly used non-GAAP performance measure. Management believes that free cash flow provides useful information to investors because it provides a clearer picture of the Company’s cash flows.

Acquisitions

In 2004, net cash outflow for acquisitions was £12.0 million (2003: £19.1 million), of which £10.0 million was in respect of deferred consideration for prior period acquisitions with the balance for the acquisition of a small Ceramics business in China. The balance owing for deferred consideration for prior period acquisitions is £13.4 million, of which £7.9 million falls due in 2005.

Divestments

Net cash inflow from divestments amounted to £1.4 million (2003: £49.7 million) and relates to the sale of certain of the Ceramics division’s brick plants in Europe and the fraternity ring business of the Precious Metals division, partly offset by the costs of winding up the Cookson Fukuda joint venture. In 2003, the cash inflows from divestments related primarily to the sale of the Precision Products sector. In addition, outlays in respect of costs arising from prior years’ divestments amounted to £10.0 million (2003: £9.1 million).

Net cash inflow before financing and decrease in net debt

The aggregate effect of the above cash flows resulted in net cash inflow before financing of £31.0 million for 2004 (2003: £37.2 million). This, together with a positive translation effect of £21.8 million due primarily to a decrease in the value of US dollar denominated borrowings, resulted in a decrease in net debt of £51.6 million to £306.9 million.

Capital Purchase commitments

Commitments for capital expenditure in the ordinary course of business and consisting of many individual projects as at 31 December 2004 was £10.0 million (2003: £9.8 million).

Group borrowings

The Group assesses its net debt position by subtracting cash and short-term deposits from gross debt and bonds outstanding. The following table presents the Group’s net debt position at the end of the last three fiscal years:

Net debt position

	As at 31 December
	2004 £m	2003 £m	2002 £m
Gross debt	354.3	335.3	390.7
Convertible bonds(1)	—	80.0	80.0
Cash	(47.4)	(56.8)	(42.5)

Net debt	306.9	358.5	428.2

Note:

(1)	Relates to the issue value of the £80.0 million 7% convertible bonds issued on 28 September 1994. Redemption of the bonds took place at par on 2 November 2004.

Group financing and consignment arrangements

The Group had committed facilities of £444.7m as at 31 December 2004 (2003: £586.4m). The Group’s near term borrowing requirements have been met by a committed syndicated bank facility of £148.0m (2003: £188.0m). The facility consists of two tranches: a £108.0m revolving credit facility with a maturity of December 2006; and a term facility of £40.0m (2003: £80.0m) with a maturity of March 2006. The facility was secured by fixed and floating charges over certain assets of some of the Group’s subsidiaries. Drawings under this facility as at 31 December 2004 were £40.0m (2003: £nil). The Group has uncommitted facilities, including overdraft and money market facilities, which are used primarily to support the Group’s cash management structures. As at December 2004, the average interest payable on all the Group’s borrowings, excluding the amortisation of fees and the deferred income from interest rate swaps was 6.8%.

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

£200 million unsecured multicurrency credit agreement

On 1 March 2005 the Group signed a new syndicated £200.0 million multicurrency revolving credit facility arranged by Bank of America N.A, Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc Capital Markets, The Royal Bank of Scotland plc, Scotiabank Europe plc and Société Générale to replace the £148.0 million facility which was due to mature in 2006. The new facility is for a term of three years, with options to extend for a further two years. The facility is unsecured, with all security and guarantees under the previous facility being fully released. Borrowings under the facility will be for general corporate purposes.

The Credit Agreement has customary provisions for mandatory prepayment, subject to thresholds and conditions set out in the Credit Agreement, upon the occurrence of a change of control at Cookson.

Interest on drawings under the facility will be payable at a rate equal to the aggregate of London Interbank Offered Rate (“LIBOR”) for the relevant interest period and the applicable margin. The margin is variable and is determined by the ratio of consolidated net borrowings to earnings before interest, taxation, depreciation and amortisation (“EBITDA”).

The Credit Agreement contains various covenants including financial cover covenants (i.e. interest cover and consolidated net borrowings to earnings before interest, taxation, depreciation and amortisation (“EBITDA”)) and other covenants such as certain restrictions on divestments, mergers, acquisitions, the granting of loans and guarantees, the grant of security, the level of indebtedness at subsidiary company level. The Credit Agreement also contains standard events of default.

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

The 2000 Notes

The 2000 Notes were issued by Cookson on 2 May 2000 in an aggregate principal amount of US$400.0 million. The 2000 Notes were issued in four series, US$25.0 million, 7.69% Series A Senior Notes with the unpaid principal amount due on 2 May 2005, US$50.0 million, 7.79% Series B Senior Notes with the unpaid principal amount due on 2 May 2007, US$135.0 million, 7.94% Series C Senior Notes with the unpaid principal amount due on 2 May 2010 and US$190.0 million, 8.07% Series D Senior Notes with the unpaid principal amount due on 2 May 2012. The terms of the 2000 Notes are set out in a note purchase agreement (the “2000 Note Purchase Agreement”). The terms of the 2000 Note Purchase Agreement are substantially the same as the terms in the 1997 Note Purchase Agreement. The Group repaid US$25.0 million of series A Senior Loan notes on 2 May 2005.

Convertible bonds

On 28 September 1994, the Group issued the £80.0 million, 7% convertible bonds due 2004, convertible into ordinary shares of the Cookson Group plc. Redemption of the bonds took place at par on 2 November 2004.

Off balance sheet arrangements

Consignment Arrangements

Cookson has entered into various committed and uncommitted precious metals consignment arrangements with precious metals consigning entities (the “Consignors”).

Under committed arrangements, the Consignor is obliged to supply metal to the Group’s fabrication operations, up to a maximum agreed facility value, and is required to give 12 months notice to cancel its commitment and to demand physical return of its consigned metal. Under uncommitted arrangements, the Consignor is under no obligation to supply metal to the Group’s fabrication operations and has the right, with limited or, in some cases, no notice to demand physical return of its consigned metal. The consignment arrangements also contain events of default including failure to deliver or pay, failure to restore headroom, failure of Cookson’s guarantee to cover the value of consigned metals, insolvency (of Consignee or Cookson) and cross default (of Consignee or Cookson) on terms as set out in the relevant consignment arrangement. Upon the occurrence of an event of default, the Consignor is entitled to receive all metals consigned by it which are held by the Consignee on consignment, such obligation being capable of satisfaction by either physical redelivery of consigned metals or payment of the purchase price.

When finished products containing consigned metal are sold to a customer, the metal content is also sold to that customer at the prevailing market price and the same amount is purchased by Cookson from a Consignor at the same price. As the Consignors retain title and associated risks and benefits of ownership, the physical metal so held is not recorded in the Group’s balance sheet. Similarly, the obligations in respect of the consigned metals are not recorded as a liability on the Group’s balance sheet.

Metals are held on consignment by the relevant Cookson business (the “Consignee”) and the Consignor retains title to the metal and has a right of physical return of the metal without penalty unless the Consignee purchases such metal at a market price for such metals plus a premium. The Consignee pays a consignment fee to the consignor on the value of the metals consigned to it which have not been returned or purchased. The consignment arrangements contain a restriction on the maximum value of metals which can be consigned. If this maximum value is exceeded the Consignee must either redeliver metals or purchase metals to comply with the maximum value. Consignees cannot create security in favour of third parties over consigned metals. Consigned metals may be co-mingled with other metals.

The Group held precious metals on consignment terms with a total value at 31 December 2004 of £185.6 million (2003: £196.9 million). At 31 December 2004, metal held under consignment comprised 648,586 ounces of gold, 7,554,244 ounces of silver, 20,549 ounces of platinum and 18,427 ounces of palladium. These arrangements do not appear as part of the Group’s consolidated financial statements.

Contractual obligations and commitments

	As at 31 December 2004, payments due by period
	Total £m	Less than 1 year £m	1 to 3 years £m	3 to 5 years £m	After 5 years £m
Short and long-term debt	354.3	28.2	38.8	116.7	170.6
Operating lease obligations:
Land and buildings	139.6	11.1	18.5	15.1	94.9
Other	15.8	7.4	7.1	1.1	0.2
Capital purchase commitments	10.0	10.0	—	—	—
Pension benefits	190.7	17.0	35.5	37.2	101.0
Other post-retirement benefits	18.9	1.9	3.8	3.8	9.4

Total	729.3	75.6	103.7	173.9	376.1

Commitments

As at 31 December 2004 £m
Lines of credit(1)	444.7
Guarantees(2)	1.4
Asset securitisation programme(3)	13.9

Notes:

(1)	Of the £444.7 million committed lines of credit, £108.0 million was undrawn as at 31 December 2004. Of these lines of credit, £13.0 million expire within one year, £148.0 million expire in more that one but not more than two years, with £184.8 million expiring in two to five years and £98.9 million expiring after five years.
(2)	Guarantees of obligations of joint ventures in total for the Group at the end of 2004 amounted to £1.4 million (2003: £0.8 million).
(3)	The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over the pool, which, as at 31 December 2004, comprised £13.9 million (2003: £15.9 million) of trade debtors, of which the cash received to date is £10.7 million (2003: £11.2 million). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the financing have confirmed in writing, that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest, and that repayment will not be required from the Group in any way.
(4)	The table above does not disclose future interest payable as this cannot be reliably forecast, given the nature of the Group’s financing arrangements.

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

Goodwill

It is the Group’s policy that, for goodwill arising from the acquisition of businesses after 1997, such goodwill is capitalised and amortised over a period up to twenty years. Management uses its judgement to determine the extent to which this goodwill has a value that will benefit the performance of the Group over future periods. To assist in making this judgement, management carries out an assessment, at least annually, of the carrying value of the Group’s capitalised goodwill, using discounted cash flow forecasts to derive the “value in use” to the Group of the capitalize goodwill. “Value in use” was derived from discounted 10 year cash flow projections, using a growth rate of 3% in the years beyond the projection period, and pre-tax discount rates ranging from 10-14%. The projection period is, in the opinion of the Directors, an appropriate period over which to view the future results of its businesses for this purpose. Changes to the assumptions and discount rates used in making these forecasts could significantly alter management’s assessment of the carrying value of this goodwill. Any change in the asset lives applied to capitalised goodwill would have an impact on Group profit.

Tangible fixed assets

It is Group policy to depreciate tangible fixed assets, except land, on a straight line basis over their estimated useful lives. This applies an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the useful life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. Variations in asset lives could impact significantly Group profit through an increase or decrease in the depreciation charge.

Current asset provisions

In the course of normal trading activities, management uses its judgement to establish the net realisable value of various elements of working capital, principally stocks and trade debtors. Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties.

Provision requirements are based on the facts available to management and are also determined by using profiles, based on past practice, applied to certain aged inventory and debtor categories.

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

Environmental provisions

In certain parts of the business, mainly in the USA, the Group has obligations to carry out environmental clean-ups at former and current production sites. Many of these obligations will not arise for a number of years and the costs are difficult to predict accurately. Management uses its judgement and experience to make provision in the accounts for an appropriate amount for the likely cost of such clean-ups.

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

Consolidation of ordinary Company shares

An ordinary resolution that allowed the Company to consolidate all of its ordinary shares into shares of a higher nominal value was approved at the Annual General Meeting on 26 May 2005. The consolidation resulted in Shareholders exchanging 10 existing 1p ordinary shares for 1 new 10p ordinary share. As explained below, this consolidation did not affect the rights previously enjoyed by Shareholders, nor did it materially affect the proportion of the issued share capital that they held in the Company.

The Board considered it desirable to consolidate the ordinary shares of the Company as it was expected that this would reduce the volatility in the share price, thereby enabling a more consistent valuation for the Company. At the levels at which the shares had traded over the prior two years, small absolute movements in the share price represented large percentage movements resulting in considerable volatility. In addition, the Board believed that the bid-offer spread on shares priced at low absolute levels could be disproportionate to the share price, to the detriment of Shareholders.

The effect of the share capital consolidation was that Shareholders on the register of members of the Company at the close of business on the record date (26 May 2005) exchanged 10 existing ordinary shares of 1p each in the capital of the Company (each an “Existing Ordinary Share”) for 1 new ordinary share of 10p each (each a “New Ordinary Share”) and so on in proportion for any other number of Existing Ordinary Shares then held. The proportion of the issued share capital of the Company held by each Shareholder following the share capital consolidation was, save for fractional entitlements, unchanged. Apart from having a different nominal value, each New Ordinary Share carries the same rights as an Existing Ordinary Share.

If a shareholding was not exactly divisible by 10, the share capital consolidation generated an entitlement to a fraction of a New Ordinary Share. Fractional entitlements arising from the share consolidation will be aggregated and sold in the market on 27 May 2005 on behalf of the relevant Shareholders. Cheques in respect of the proceeds of sale are expected to be despatched by 6 June 2005. The value of any Shareholder’s fractional entitlement does not exceed the value of one New Ordinary Share.

Application was made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading. Dealings in the New Ordinary Shares commenced on 27 May 2005. Share certificates in respect of the New Ordinary Shares are expected to be sent by 6 June 2005 to those Shareholders who hold their shares in certificated form. These will replace existing share certificates, which should then be destroyed. Pending the receipt of new certificates, transfers of New Ordinary Shares held in certificated form will be certified against the register of members of the Company. Shareholders who held their entitlement to Ordinary Shares in uncertificated form through CREST had their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on 27 May 2005.

The Board proposes to adjust all options and awards that are currently outstanding under the Company’s employee share plans to reflect the consolidation, subject to the rules of each plan and (where relevant) Inland Revenue approval. The adjustment will reduce the number of outstanding options and awards to 10% of the current level and multiply each exercise price by a factor of 10. The adjustments to be made are designed to have no economic impact on the value of the options and awards.

For the purposes of UK taxation of chargeable gains, a Shareholder should not have been treated as making a disposal of all or part of his holding of Existing Ordinary Shares by reason of the share capital consolidation. The New Ordinary Shares should be treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as, the holding of Existing Ordinary Shares from which they derive. On a subsequent disposal of the whole or part of the New Ordinary Shares comprised in the new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.

A Shareholder who receives cash from the sale of fractional entitlements should in practice not be treated as making a disposal of all or part of his or her holding of Existing Ordinary Shares. Instead, on a subsequent disposal, the cash received will generally be deducted from the base cost of the New Ordinary Shares.

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

Currency transaction exposure

This arises where actual sales and purchases are made by a business unit in a currency other than its own functional currency. It is Group policy that all material foreign currency transaction exposures are hedged using appropriate instruments such as forward foreign exchange contracts.

Interest rate risk

The Group’s policy is to borrow a mix of fixed and floating rate debt. Where appropriate, the Group will manage its interest rate exposures using interest rate swap agreements or other instruments. Significant interest rate and currency hedging programmes require the approval of the Finance Committee of the Board.

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

	Average rate			Year end rate
	2004	2003	2002	2004	2003	2002
US dollar ($ per £)	1.83	1.63	1.50	1.92	1.79	1.61
Euro (€ per £)	1.48	1.45	1.59	1.41	1.42	1.53
Singapore dollars (S$ per £)	3.09	2.84	2.69	3.15	3.04	2.79
Hong Kong dollar (HK$ per £)	14.25	12.69	11.70	14.94	13.90	12.55
Chinese Renminbi (RMB per £)	15.08	13.49	12.41	15.90	14.82	13.33
Japanese yen (¥ per £)	198	189	188	198	192	191

In 2004, movements in currency translation rates resulted in a £6 million unfavourable impact on operating profit before exceptional items and amortisation of intangibles. In both 2003 and 2002, there was an £1 million unfavourable impact.

Research and development

The Group is committed to technological improvement of businesses and products so that it will continue both to be competitive in terms of quality and cost and so that it can improve sales and margins. It also seeks to forge close technological partnerships with customers and suppliers in order to improve productivity. In 2004, 2003 and 2002, expenditure on research and development amounted to £24.3 million, £32.3 million and £33.0 million respectively. The Group is engaged primarily in development activities pertaining to its existing products and technologies. The Group’s policy is to write-off research and development costs as incurred in accordance with the UK Statement of Standard Accounting Practice No.13 (Revised).

Further details on research and development are given in Item 4 – “Information on the Company – Research and Development”.

US GAAP reconciliation

The Group’s consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK and US GAAP as applicable to Cookson, together with a reconciliation of the Group’s net (loss)/profit and shareholders’ equity, as at and for the years ended 31 December 2004, 2003 and 2002 as applicable, see note 33 to the consolidated financial statements included elsewhere in this document. As reported in note 33(b) to the consolidated financial statements included elsewhere in this document, the Group has identified additional adjustments to its reconciliation of UK GAAP profit for the financial year and shareholders’ equity at the end of the financial year to their equivalent amounts under US GAAP. These adjustments relate to deferred taxation on tax deductible goodwill. As a result the US GAAP reconciliations have been restated for the periods concerned, 2002 and 2003. These reconciliation adjustments represent non-cash items and do not affect the Group’s UK GAAP accounts. Management has considered the implications of these adjustments for its evaluation of the effectiveness of the Group’s disclosure controls and procedures over deferred taxation and has, as a consequence, made certain non-material enhancements aimed at preventing a recurrence of such adjustments.

Accounting policies and recent accounting pronouncements

For a summary of the Group’s accounting policies see notes 1 and 33 to the consolidated financial statements included elsewhere in this document.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No.46, Revised “Consolidation of Variable Interest Entities” (FIN 46R). This interpretation addresses the consolidation of variable interest entities (VIEs), which include entities that have one or more of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (ii) the equity investors lack the essential characteristics of a controlling financial interest (as defined by FIN 46R); and (iii) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of FIN 46R is mandatory for enterprises with VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004.

FIN 46R has not had a material effect on the results or net assets of the Group.

SFAS No. 123 (revised) Share-based Payment

SFAS No. 123 (revised) addresses the accounting for share-based payment transactions in which an enterprise receives employees services in exchange for financial instruments which may be classified as (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s instruments. SFAS No. 123 (revised) requires the grant-date fair value of the award to be recognised in the income statement over the requisite service period (usually the vesting period). SFAS No. 123 (revised) removes an entity’s ability to account for such awards using the intrinsic value method of accounting allowed in APB Opinion No. 25, which was permitted under SFAS No. 123, as originally issued. The statement is effective for years ending after 15 June 2005. The Group has not yet completed evaluating the effect of this standard on its financial statement.

SFAS No. 151 Inventory Costs – amendments to ARB No. 43, Chapter 4

SFAS No. 151 was issued in November 2004 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires these items to be recognised as current period cost and requires that allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of production facilities. The standard applies to inventory costs incurred during reporting periods beginning after 15 June 2005. Adoption of this standard is not expected to have any significant impact on the Group’s financial statements.

SFAS No. 152 Accounting for Real Estate Timesharing Transactions

SFAS No. 152 was issued in December 2004 and amends FASB Statements No. 66 and 67. It provides that real estate time-sharing transactions should be accounted for as non-retail land sales. SFAS No. 152 is effective for reporting periods beginning after 15 June 2005. The adoption of SFAS No. 152 is not expected to have any significant impact on the Group’s financial statements.

SFAS No. 153 Exchange of Non-monetary Assets – an amendment of APB Opinion No 29

SFAS No. 153 was issued in December 2004 and addresses the accounting for non-monetary exchange of productive assets, allowing exchanges that do not have commercial substance to be exempt from fair value measurement and eliminating the previous exemption from fair value measurement for non-monetary exchanges of similar productive assets. The standard applies to non-monetary asset exchanges occurring during reporting periods beginning after 15 June 2005. Adoption of this standard is not expected to have any significant impact on the Group’s financial statements.

FIN No. 47 Accounting for Conditional Asset Retirement Obligations

FIN No. 47 was issued in March 2005 and clarifies the timing of recognition and calculation of liabilities under SFAS No. 143 Accounting for Asset Retirement Obligations. FIN No. 47 is effective for reporting periods beginning after 15 December 2005. The adoption of FIN 47 is not expected to have any significant impact on the Group’s financial statements.

Current trading and prospects

The following is full text of a trading update issued by the Group on Friday 6 May 5005.

“First quarter 2005 trading update

Group

Turnover for the first quarter of 2005 was £387 million which was 1% lower than the same quarter a year ago with increases by the Ceramics and Electronics divisions being offset by a decrease in the Precious Metals division. Group operating profit before exceptional items of £21 million in the first quarter was £2 million lower than the first quarter of 2004 with an increase by the Ceramics division being offset by lower year-on-year contributions from the Electronics and Precious Metals divisions and from joint ventures.

Profit before tax and exceptional items of £13 million was £1.5 million lower than the first quarter last year at reported exchange rates. Profit before tax but after exceptional items was £10 million which was £6 million higher than last year. The charge for exceptional items consisted of £2 million for restructuring initiatives and a £1 million write-off of unamortised bank financing fees following the successful renegotiation of the Group’s banking facilities in March 2005.

Ceramics

Steel production, to which approximately 70% of the Ceramics division’s activities are linked, was virtually unchanged in its two largest markets - NAFTA and Europe - but increased by 14% in the fast growing Asia-Pacific region mainly due to a 24% rise in China. As a consequence of both increased volumes and higher average selling prices – primarily to recover raw material cost increases – turnover for the Ceramics division’s Steel sector rose by 7% in the first quarter of 2005 over 2004.

Conditions in the Foundry and Industrial Processes sectors were generally sound and, collectively, turnover for these sectors was unchanged over 2005. Turnover in the Glass sector – excluding that of the European brick businesses sold last year – was up on last year. Low margin construction projects, where the division provides installation services to certain customers for re-lining work, decreased from the relatively high levels last year.

As a consequence, the Ceramics division’s turnover of £175 million was 3% higher than the first quarter last year and up 6% on a like-for-like basis, i.e. excluding turnover of the European brick businesses. The increase in sales volumes and prices, together with lower overhead costs, more than offset higher raw material costs resulting in the division’s operating profit rising £1.5 million to £13.5 million in the first quarter.

The plant rationalisation programme in the NAFTA region, which commenced in 2004, is nearing completion and the newly installed capacity in Mexico will be fully commissioned by the end of the first half. The planned restructuring of the division’s South African operations is now underway and includes the relocation of all activities on to a single site. An operating exceptional charge of £1 million was raised in the first quarter for both of these initiatives and the financial benefits will begin to be fully derived from the third quarter of 2005.

Electronics

Turnover for the Electronics division of £152 million was 4% higher than the same quarter last year but, excluding the impact of passing on higher tin prices, turnover was up by 1%. Consistent with last year, activity levels in the Asia-Pacific region were buoyant. In both the USA and Europe, however, underlying demand weakened in January and February though stabilised in March.

Operating profit for the Electronics division for the first quarter of £7 million was £2 million lower than 2004. This shortfall was primarily due to lower profits from the Chemistry sector’s semi-conductor copper activities and from the Laminates sector’s European operations. Collectively, these areas contributed a £3 million operating profit shortfall vs. last year.

The performance of each sector was as follows:

Assembly Materials first quarter turnover of £67 million was 10% ahead of last year; however, excluding the impact of the c.30% year-on-year increase in the price of tin that was substantially passed on to customers, turnover for the sector increased by 2%. Operating profit was virtually unchanged in comparison with last year with profit growth in the sector’s core activities being held back by lower sales and profits for high margin semi-conductor packaging products.

Chemistry sales of £52 million for the first quarter were 4% lower than last year for two principal reasons. Firstly, a decision was made to forego sales of certain low margin precious metals decorative coating products. Secondly, the sector experienced temporary de-stocking by its distributor of high margin copper damascene products for the semi-conductor market following a build up in inventory in the fourth quarter of 2004. This was exacerbated by the fact that there was an exceptionally high off-take of copper damascene in the first quarter last year when the distributor was also building inventory. The underlying demand for copper damascene, however, remains robust. Profitability was therefore negatively affected by these largely one-off events and operating profit was, as a result, lower than in the first quarter last year.

Laminates first quarter sales of £33 million were 7% higher than the same quarter last year, with strong growth in the Asia-Pacific region being pegged back by sales declines in the USA and, in particular, the European operations. The sector, however, operated marginally below break-even in the first quarter of the year, with virtually the entire profit shortfall vs. last year arising from the European operations. As outlined in the 2004 Preliminary Results announcement in March, the manufacturing site in Germany is in the process of being downsized under a Social Plan agreed with local unions. This will result in the production of laminates for the European market being centred on the plant in Sweden. The exceptional charge for this initiative of £7 million was taken in December 2004 and cost savings of some £3 million per annum will begin to accrue from the second half of the year. Further improvements in profitability are also expected to arise when production of the GETEK® range begins to ramp up in both the USA and Asia-Pacific.

Precious Metals

Trading conditions for the Precious Metals division remained difficult in the first quarter following a weak fourth quarter 2004 holiday buying season. In the division’s US activities, sales were well down on a relatively buoyant first quarter last year with customer re-stocking levels at a low ebb. For the division’s European operations, sales were also well down on the first quarter of 2004 due to both a weak retail environment in the UK and to some loss of market share in France following the significant downsizing in 2004 of its manufacturing facilities. As a consequence, turnover for the division of £60 million and net sales value of £23 million (turnover less precious metals content) were down 22% on the first quarter of 2004.

Despite the sharp fall in turnover and net sales value, the negative impact on profits was mitigated by the significant benefits of the recently completed restructuring of the European operations and operating profit for the first quarter of £0.5 million was £0.5 million lower than last year.

In response to the weak market conditions in the US and to Tiffany increasing its level of in-house manufacture, management is now implementing an 8% reduction in its US workforce and consolidating the majority of its North American activities on to a single site, realising annualised savings of £3 million which will begin to flow from the second half of the year. This has resulted in a one-off exceptional charge of £1 million in the quarter.

Joint ventures

Attributable profits after tax of the Group’s Joint Ventures were nil in the first quarter of 2005 with the Chemistry sector’s Japanese joint venture accounting for all of the £1 million shortfall over the first quarter of 2004. This shortfall was anticipated following an exceptionally high level of equipment sales and profits in the first quarter of 2004.

Outlook

Trading conditions in the steel and electronics industries are expected to remain basically unchanged for the second quarter and management has assumed a similar pattern for the remainder of the year. For the Precious Metals division, it has been assumed that market conditions will not deteriorate any further and that there will be a more normal holiday buying season. Based on these assumptions, and in light of the cost saving and market share initiatives both currently underway and planned for the second half of the year, the expectation for an improvement in profitability for the year as a whole remains unchanged”.

Board and Senior Management changes

The following is the text of an announcement regarding Board and Senior Management changes issued by the Group on 26 May 2005.

“Cookson Group plc, the international materials science company, announces the following Board and senior management changes.

Mike Butterworth

Mike Butterworth is to join the Board as a Director with effect from 15 June 2005, and will assume the role of Group Finance Director on 1 August 2005.

Mike Butterworth, 44, was Group Finance Director of Incepta Group plc, the international marketing and communications group, from 2001 until May 2005. He previously spent five years as Group Financial Controller at BBA Group plc, the international aviation and materials technology group. He qualified as a chartered accountant with Arthur Andersen.

In assuming the role of Group Finance Director, he will succeed Dennis Millard whose intended departure was announced in March 2005. Dennis Millard will step down from the Board and leave the Company on 31 July 2005.

There are no disclosures required in respect of Mr Butterworth under paragraph 6.F.2 (b) to (g) of the Listing Rules.

Jeff Hewitt

Jeff Hewitt is to join the Board as a Non-executive Director, and assume the role of Chairman of the Audit Committee, with effect from 1 June 2005.

Jeff Hewitt, 57, is currently Deputy Chairman and Group Finance Director of Electrocomponents plc, the international high service distributor of electronic, electrical, industrial and commercial supplies. He is also a Non-executive Director and Senior Independent Director of Roxboro Group plc, the international specialist electronics products group, and is a chartered accountant.

There are no disclosures required in respect of Mr Hewitt under paragraph 6.F.2 (b) to (g) of the Listing Rules.

Gian Carlo Cozzani

Gian Carlo Cozzani, 64, Executive Director and Chief Executive Officer of the Ceramics Division, is to step down from the Board on his 65th birthday on 6 October 2005, and will retire from the Company shortly thereafter.

Gian Carlo Cozzani has been with Cookson since 1988, and an Executive Director since 1999.

François Wanecq has been appointed as the designated successor to Gian Carlo Cozzani as Chief Executive Officer of the Ceramics Division.

François Wanecq held a series of senior management roles at ArjoWiggins Group, the global paper group, from 1995 to 2004. He was a Board director of Arjo Wiggins Appleton plc from 1999 to 2001, and was Chairman of the management board of ArjoWiggins sas from 2001 to 2004.

From 1985 to 1995, he was Managing Director of the technical ceramics division of Saint-Gobain SA, the global industrial materials group, and previously spent seven years with the French Ministry for Industry, as head of the research and production department at the Oil and Gas Directorate.

Nick Salmon, Chief Executive of Cookson, commented:

“We are delighted to welcome Mike Butterworth to the Board as our new Group Finance Director. He has demonstrated exceptional financial and commercial acumen in his career to date, and his years at BBA Group provide directly relevant experience in businesses of a similar nature to Cookson’s. He is therefore very well qualified to carry on the excellent work undertaken by Dennis Millard.

“We are also very fortunate to have recruited François Wanecq as the designated successor to Gian Carlo Cozzani as head of our Ceramics Division. He has an extensive international industrial and management track record, including a decade of directly relevant experience within the ceramics industry”.

Bob Beeston, Chairman of Cookson, commented:

“I am very pleased that we have been able to secure Jeff Hewitt’s services as a non-executive Director. He has a wealth of UK plc board experience, in both an executive and non-executive capacity, and has exactly the right credentials to assume the important role of Chairman of the Audit Committee.”

“I would like to repeat our thanks to Dennis Millard for his outstanding contribution to Cookson as Group Finance Director over nine years. He will leave Cookson on a very sound financial footing, and we wish him well for the future.”

“Gian Carlo Cozzani has been an excellent leader of Cookson’s ceramics businesses for many years, and a valued colleague. We wish him all the very best for his retirement.

I would also like to endorse Nick Salmon’s words of welcome to both Mike Butterworth and François Wanecq.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The current Directors of Cookson (as at 19 May 2005) and their age, position and term of office are:

Name	Age	Position	Term expires(1)
Robert Beeston	63	Chairman	May 2006
Nick Salmon	52	Chief Executive	May 2008
Gian Carlo Cozzani	64	President/Chief Executive Officer (Ceramics Division)	May 2008	(2)
Dennis Millard	56	Group Finance Director	May 2008	(3)
Jeff Hewitt	57	Non-executive Director	May 2006
Barry W Perry	58	Non-executive Director	May 2008
Jan Oosterveld	61	Non-executive Director	May 2008
John Sussens	59	Non-executive Director	May 2008

Notes:

(1)	These dates refer to the date of the Annual General Meeting (AGM) on which each Director is due to stand for re-election under Cookson’s Articles of Association.
(2)	On 26 May 2005 the Group announced that Mr Cozzani would be stepping down from the Board on his 65th birthday on 6 October 2005, and would retire from the Company shortly thereafter.
(3)	On 15 March 2005 the Group announced that Mr Millard had informed the Board of his intention to step down from the Board and leave the Company during the course of 2005. On 26 May 2005 the Group announced that Mr Millard would be leaving the Company on 31 July 2005.

In addition, the Group has announced the following new Board appointment:

Mike Butterworth

Mike Butterworth is to join the Board as a Director with effect from 15 June 2005, and will assume the role of Group Finance Director on 1 August 2005.

Mike Butterworth, 44, was Group Finance Director of Incepta Group plc, the international marketing and communications group, from 2001 until May 2005. He previously spent five years as Group Financial Controller at BBA Group plc, the international aviation and materials technology group. He qualified as a chartered accountant with Arthur Andersen.

In assuming the role of Group Finance Director, he will succeed Dennis Millard whose intended departure was announced in March 2005. Dennis Millard will step down from the Board and leave the Company on 31 July 2005.

Directors’ biographies

Robert Beeston was appointed to the Cookson Board in April 2003 and became Chairman at the conclusion of the 2003 AGM. Mr Beeston is a non-executive director and Chairman of the Remuneration Committee of D S Smith Plc. Before joining Cookson, Mr Beeston was Chief Executive Officer of FKI plc. Prior to that, he was Managing Director of BTR Valve Group.

Nick Salmon was appointed Chief Executive in July 2004. Mr Salmon was appointed a non-executive director of United Utilities plc in April 2005. Prior to joining Cookson, Nick was Executive Vice President at Alstom SA, the global energy and transport infrastructure group. Previously he was the CEO at Babcock International plc, the engineering services group and held earlier positions with GEC and China Light and Power.

Gian Carlo Cozzani joined Cookson in 1988 as Vice President, Sales and Marketing, was appointed President/CEO of the Ceramics division in 1994 and became an executive Director in 1999. Prior to joining Cookson, Mr Cozzani spent 23 years with Exxon Chemical, with various responsibilities, ranging from sales to general management. Mr Cozzani is to step down from the Board on his 65th birthday on 6 October 2005, and will retire from the Company shortly thereafter.

Dennis Millard joined Cookson and was appointed Group Finance Director in 1996. Mr Millard is a non-executive director and Chairman of the Audit Committee of Exel plc. Before joining Cookson, Mr Millard was Finance Director of Medeva plc, a UK-based international pharmaceutical company. Prior to that Mr Millard was Director, Finance and Planning of Plate Glass and Shatterprufe Industries, a major South African industrial group. Mr Millard will be stepping down from the Board on 31 July 2005.

Jeff Hewitt was appointed to the Cookson Board on 1 June 2005 and is Chairman of the Audit Committee. He is currently Deputy Chairman and Group Finance Director of Electrocomponents plc, the international high service distributor of electronic, electrical, industrial and commercial supplies. He is also a Non-executive Director and Senior Independent Director of Roxboro Group plc, the international specialist electronics products group. He is a chartered accountant.

Barry Perry was appointed to the Cookson Board in January 2002. Mr Perry served as acting Chairman of the Audit Committee following the resignation of Kent Atkinson on 15 April 2005 and prior to the appointment of Jeff Hewitt as the new Audit Committee Chairman on 1 June 2005. Mr Perry is Chairman and Chief Executive Officer of Engelhard Corporation, a US based surface and materials science company. Mr Perry previously held senior executive positions with Rhone-Poulenc and with General Electric Co in the USA. Barry is also a non-executive director of Arrow Electronics, Inc.

Jan Oosterveld was appointed to the Cookson Board in June 2004. Mr Oosterveld spent the majority of his career at Royal Philips Electronics, latterly serving as a member of the Group Management Committee. He is a non-executive director of Continental AG, Crucell N.V., Barco N.V. and Atos Origin S.A. and Professor at IESE Business School in Barcelona.

John Sussens was appointed to the Cookson Board in May 2004 and is Chairman of the Remuneration Committee and Senior Independent Director. He is currently a non-executive director of Admiral Group plc, Anglo & Overseas Trust plc, Phoenix IT Group plc and Searchspace Group Ltd. Mr Sussens was previously Managing Director of Misys plc, the global software products and solutions company and a non-executive Director of Chubb plc.

Each of the Directors may be contacted at Cookson Group plc, 265 Strand, London WC2R 1DB, England.

There are no family relationships between any of the Directors or Senior Management.

No Director was employed under an arrangement or understanding with major shareholders, customers, suppliers or others.

Compensation

Remuneration of the Chairman and non-executive Directors

The Board considers the remuneration policy for the non-executive Directors. Non-executive Directors’ fees have not been increased during the year and remain at £30,000 per annum, with a supplementary fee payable to the Chairman of the Audit Committee, which remains at £15,000 per annum.

The Chairman of the Remuneration Committee receives an additional fee of £10,000 per annum. A supplementary fee of £5,000 per annum is paid to the Senior Independent Director. The Group Chairman’s remuneration is determined by the Remuneration Committee. It is subject to periodic review. Neither the Group Chairman, who is not an executive Director, nor the other non-executive Directors are members of the Group’s pension plans, nor do they participate in the Group’s incentive schemes.

Remuneration of executive Directors

The Committee has established employment and remuneration practices for the Company’s executive Directors aimed at fostering sound ethical behaviour within a culture focused upon high performance. In formulating remuneration policy, the Committee has regard to the international scale and nature of the Group’s operations. The remuneration packages of executive Directors have been designed to ensure that a substantial proportion of remuneration is linked to performance. Prior to implementation of the new remuneration programme during 2004, consideration was given to the size of potential rewards under the various elements, as modelled by New Bridge Street Consultants (NBS), to confirm that these were in line with market practice and were appropriate given the nature of the performance that was being sought. Overall, the objective of the policy is to align Directors’ interests with those of shareholders generally in maximising shareholder value.

Annual salary and benefits

Base salary is set by reference to market rates in the relevant country for jobs of similar complexity and responsibility. The salaries of the Chairman, Chief Executive and Group Finance Director are benchmarked against the median salaries of a comparator group which takes into account the Company’s size in terms of turnover, its business activity and the international nature of the Company. This comparator group currently includes the following companies: AMEC, Aggregate Industries, Bodycote International, BPB, British Vita, Enodis, GKN, Invensys, Kidde, Morgan Crucible Company, Novar, Rexam, Smiths Group, Spectris, Spirax-Sarco Engineering, Tomkins, Weir Group and the John Wood Group. Given the complexities of matching the role of Mr Cozzani, an expatriate based in Belgium, additional Belgian, UK and US data sources are used to benchmark this salary.

The salaries of individual executive Directors are normally reviewed on 1 January each year. With effect from 1 January 2005 Messrs Millard and Salmon were given increases of 3% following a review of market data and in line with increases given to other senior managers in the Group.

Pension and life assurance benefits provided for executive Directors reflect market practice in the countries in which they are employed. Medical and disability insurance, company car allowances and other benefits are also provided to the executive Directors. The executive Directors are also eligible to participate in the Group’s savings-related share option schemes.

Variable remuneration

The remuneration programme is structured such that variable, performance related remuneration potentially represents more than half of total remuneration.

Annual incentive

In line with the Group’s other senior executives, the executive Directors are eligible to receive an annual incentive calculated as a percentage of base salary and based on achievement against specified financial targets. Each year the Committee establishes the financial performance criteria for the forthcoming year. These criteria are set by reference to Group budgets.

For 2004, the executive Directors’ annual incentive awards were based on Group profit before tax, amortisation of intangibles and non-operating exceptional items. Messrs Howard, Millard and Salmon were all assessed solely against this criterion. The divisional CEOs, Messrs Cozzani and Sharpe, had half of their incentive based upon Group profit and the remainder based upon the performance of their divisions – Ceramics and Electronics – respectively. 70% of that portion of their bonus based on divisional performance was assessed against their divisions’ operating profit targets and 30% against their divisions’ operating cash flow targets.

The Annual Incentive has a Threshold level of performance below which no award is paid, a Target level at which executive Directors are entitled to a payment equal to 50% of their base salary and a Maximum performance level at which a maximum award worth 100% of base salary is earned. The former Chief Executive Mr Howard was entitled to a payment of 62.5% of base salary at Target and a Maximum award of 125% of base salary.

For 2004, the Group as a whole, and the Ceramics and the Electronics divisions all reached the Maximum level of performance target with respect to both profit and cash flow objectives. This level of achievement of annual incentive targets is reflected in the annual bonuses payable to the executive Directors in 2004, which are recorded in the Directors’ remuneration table.

The Remuneration Committee has determined that for 2005 the executive Directors’ annual incentive will be based on Group profit before tax, amortisation of intangibles and all exceptional items. Mr Cozzani’s bonus will once again be based half on this Group profit objective and half on the performance of the Ceramics division. This latter divisional element will be based on divisional operating profit adjusted for performance against key operating cash flow targets.

Long-term incentive

At the 2004 AGM, shareholders approved a new Long-Term Incentive Plan (“LTIP”) to replace both the existing Mid-Term Incentive Plan (the “MTI Plan”) and executive share option schemes. The LTIP rewards executives for delivering superior Total Shareholder Return (“TSR” – defined as the increase in the value of a share including reinvested dividends) and is intended to align executive remuneration more closely with shareholders’ interests.

The LTIP has two elements. Firstly, executive Directors are eligible to receive a conditional annual award of shares worth up to 100% of base salary (“Performance Shares”). Secondly, executive Directors can elect to invest all or part of their annual incentive in ordinary shares of the Company (“Bonus Investment Shares”) in return for which they receive a conditional award of ordinary shares equal in value to the pre-tax equivalent of the annual incentive so invested (“Matching Shares”).

Performance Shares and Matching Shares vest after three years, with the proportion of shares vesting being based on the Company’s TSR performance over that three-year period relative to that of the constituent companies of its comparator group. For awards made during the year, the comparator group used for the Company was the FTSE Mid 250 excluding Investment Trusts. This performance measure was chosen to enhance the link between the interests of Directors and shareholders. The same comparator group was used for awards made in 2005.

Vesting of the Performance Shares and Matching Shares will be as follows:

TSR ranking relative to FTSE Mid 250 excluding Investment Trusts	Performance Shares Vesting Percentage	Matching Shares Vesting Ratio (Matching Shares: Bonus Investment Shares)
Below Median	0%	0
Median	25%	0.5:1
Upper Quintile (top 20%)	100%	2.25:1
Between Median and Upper Quintile	Pro rata between 25% and 100%	Pro rata between 0.5:1 and 2.25:1

An executive Director’s Matching Shares award will only vest if the Bonus Investment Shares originally purchased have been retained. No Performance Shares or Matching Shares will vest for below median performance.

To determine whether the performance conditions have been met, the TSR of each of the comparator companies will be measured. Measurement will take place over a performance period commencing on the first day of Cookson’s financial year in which the award is granted. Thus for grants made in 2004 the performance period commenced on 1 January 2004 and will end three years later, i.e. 31 December 2006. TSR will be measured as the percentage increase in a return index (net of tax) between the beginning and end of the performance period. The return index at the beginning of the performance period is the average return index on each weekday in the three-month period prior to the start of the performance period, and the same three-month averaging method will be used to ascertain the return index at the end of the performance period. The companies will then be ranked, in descending order, according to their TSR. If Cookson is ranked at or above median against the comparator group then some proportion of the awards will be eligible to vest. The Committee will appoint an external remuneration consultant to assess whether the Company has met the performance conditions at the end of the performance period. This consultant will be asked to confirm the companies that make up the index and to ensure that the Company’s performance has been measured in accordance with the rules of the LTIP.

Prior to the vesting of any award, the Committee has also stipulated that, as an additional hurdle, it will need to be satisfied that vesting has been justified by the underlying financial performance of the Company over the performance period.

The Remuneration Committee determined that in 2004, the first year of the LTIP, allocations of Performance Shares to the executive Directors should be limited to the value of 70% of base salary. Allocations were made to these individuals in June 2004, with the exception of Mr Salmon who received an award based on his pro-rated 2004 salary upon joining the Company in July. None of the Directors purchased shares under the Matching Share element of the LTIP in 2004.

On 4 April 2005 allocations were made to executive Directors for the 2005 LTIP award. Allocations of Performance Shares were made equivalent to 100% of each executive Directors’ base salary. Mr Salmon also chose to participate in the Matching Shares element of the LTIP, investing 50% of his 2004 Annual Incentive bonus and receiving a Company match of shares.

In addition to the Board, senior divisional and corporate executives also participated in either one or both of the Performance and Matching Share elements of the 2005 LTIP.

External appointments

Executive Directors are permitted to hold positions as non-executive directors of other companies provided that these do not lead to conflicts of interest. The Board sanctions each such request on a case by case basis. Fees received are retained by the executive Director concerned. In 2004 Mr Millard served as a non-executive director and Chairman of the Audit Committee on the Board of Exel plc and received fees of £50,000. Mr Howard served as a non-executive director of Novar plc and Slough Estates plc, for which he was entitled to annual fees of £33,000 and £34,633 respectively. Mr Salmon began serving as a non-executive director of United Utilities plc in April 2005. He receives an annual fee of £45,000 for this appointment.

No Directors have had any material interest in a contract of significance (other than service agreements) with the Group or any subsidiary company during the year.

Remuneration summary 2004

The following table details the remuneration payable to each Director in respect of the year ended 31 December 2004, together with comparative totals in respect of the year ended 31 December 2003.

	Base salary and non-executive Directors’ fees £	Benefits in kind(2) £	Annual incentive bonuses(3) £	2004 total remuneration £	2003 total remuneration £
Chairman (non-executive)
Robert Beeston	164,000	—	—	164,000	113,933
Executive Directors
Gian Carlo Cozzani	338,560	60,635	338,560	737,755	574,034
Dennis Millard	350,000	30,243	350,000	730,243	455,237
Nick Salmon (from 19 July 2004)	204,808	13,838	204,808	423,454	—
Non-executive Directors
Kent Atkinson	49,269	—	—	49,269	32,481
Jan Oosterveld (from 15 June 2004)	16,385	—	—	16,385	—
Barry Perry	30,000	—	—	30,000	29,500
John Sussens (from 1 May 2004)	24,436	—	—	24,436	—
Directors retiring in 2004
Anthony Alexander (retired 14 May 2004)	11,192	—	—	11,192	33,327
June de Moller (retired 1 October 2004)	28,154	—	—	28,154	39,500
Stephen Howard (retired 4 November 2004)	565,044	127,613	706,307	1,398,964	1,022,262
Raymond Sharpe (resigned 19 May 2004)	130,845	16,145	130,845	277,835	521,285

Total Directors’ remuneration(1)	1,912,693	248,474	1,730,520	3,891,687	2,821,559

Notes:

(1)	Directors’ remuneration which is received in non-sterling denominations is converted to sterling in the above table using the average exchange rates for the year.
(2)	Benefits in kind comprise mainly the assessed benefits arising from the contractual payments of medical insurance, life assurance, school fees, non-business-related subscriptions and the provision of a company car.
(3)	The Annual Incentive bonuses awarded to Messrs Howard, Millard and Salmon for 2004 were based on the achievement of Group profit targets. Messrs Cozzani and Sharpe’s Annual Incentive bonuses were based on the achievement of Group profit targets and divisional profit and cash flow targets based upon the performance of Ceramics and Electronics respectively. Annual Incentive bonus awards to Messrs Howard and Sharpe were pro-rated to their date of leaving and Mr Salmon’s was pro-rated from his date of joining.
(4)	Details of the annual fees payable to non-executive Directors can be found above.
(5)	In addition to the above, ex gratia pensions of £9,917 (2003: £9,691) were paid to former Directors in 2004.

Long-term incentives

Historically, Cookson’s long-term incentive arrangements were based around the Mid-Term Incentive Plan (“MTI Plan”) and the Company’s executive share option schemes. During 2003 the Remuneration Committee undertook a review of Cookson’s incentive arrangements and decided that the new LTIP should be implemented to replace the MTI plan and executive share option schemes. The Executive Directors have not participated in any new MTI Plan cycles since January 2003 and no options have been granted under any executive share option schemes since September 2003.

LTIP allocations

Messrs Cozzani, Millard, Howard and Salmon received allocations of Performance Shares under the new LTIP during the year. Details of these awards are shown below:

	Allocations as at 31 Dec 2003 No.[3]	Number of Performance Shares allocated during the year	Number of Matching Shares allocated during the year	Total allocations outstanding as at 31 Dec 2004 No.	Market price of shares on date before award (p)[1]	Performance period	Vesting date
Current executive Directors

G C Cozzani	—	559,147	—	559,147	42.25	01/01/04-31/12/06	24/06/07
D H Millard	—	579,882	—	579,882	42.25	01/01/04-31/12/06	24/06/07
N R Salmon	—	401,022	—	401,022	35.75	01/01/04-31/12/06	29/07/07
Former executive Director
S L Howard[2]	—	1,104,900	—	1,104,900	42.25	01/01/04-31/12/06	24/06/07

Notes:

(1)	The allocations were calculated based upon the closing mid-market price of Cookson shares on the day before the awards were made. Allocations to Messrs Cozzani, Howard and Millard were made on 24 June 2004 and to Mr Salmon on 29 July 2004. Cookson’s mid-market closing price on these dates was 42.75p and 34.5p respectively. The performance criteria which apply to the vesting of these share allocations are summarised above.
(2)	It has been agreed that Mr Howard will retain the allocation of Performance Shares made to him in 2004 under the LTIP. Should the award vest he will be eligible to receive a pro-rata award based upon the length of his participation in the plan, i.e. ten months to 4 November 2004.
(3)	As the LTIP was only introduced in 2004, no LTIP interests existed at 1 January 2004.
(4)	On 4 April 2005, allocations of 851,724; 906,918 and 1,166,038 respectively were made to Messrs Cozzani, Millard and Salmon, as part of the 2005 cycle of the LTIP. In addition Mr Salmon elected to invest part of his 2004 Annual Incentive in Cookson shares and so received an allocation of 579,645 Matching Shares under the Matching element of the LTIP. These allocations were calculated based upon the closing mid-market price of Cookson shares on 1 April 2005.
(5)	The share allocations disclosed in the above table reflect the allocations on the date of award. Following the recent share consolidation the Board intends to adjust all options and awards that are currently outstanding under the Company’s employee share plans to reflect the consolidation, subject to the rules of each plan and (where relevant) Inland Revenue approval. The adjustment will reduce the outstanding allocations of shares to approximately 10% of the current level.

Former long-term incentive arrangements

MTI Plan allocations

Under the MTI Plan, executives were eligible to receive a bonus (paid partly in cash and partly in deferred shares) based upon the achievement of target financial performance, measured over a three-year period. The executive Directors have not participated in any new cycles of the MTI Plan since 2003. For existing cycles, performance targets based on either the Group’s cumulative profit or cumulative profit and cash flow performance were set by the Committee for each three-year MTI Plan period. The achievement of target financial performance under the MTI Plan is rewarded with a mix of cash and deferred shares. The MTI Plan operated on a rolling three-year basis and the final remaining cycle will culminate at the end of 2005.

On 31 December 2003 awards vested under the 2001-2003 MTI Plan cycle. Executive Directors received a bonus payable partly in cash and partly in deferred shares based upon achievement against Group profit and cash flow targets. Details of these awards were included in the 2003 Annual Report. These deferred shares are due to vest on 31 December 2005.

For the period 2002-2004, the MTI Plan performance measures for the executive Directors were based half on profit and half on cash flow targets. Group results were below the target performance levels for profit and cash flow set by the Committee and therefore no payouts were made under this cycle of the MTI Plan. Interests under this cycle of the MTI Plan have therefore lapsed.

Any awards due under the 2003-2005 MTI Plan cycle will be made following the completion of the performance period for this award on 31 December 2005 and will be based upon the achievement of Group cumulative profit targets.

Details of the status of executive Directors’ participation in the outstanding MTI Plan cycles are shown in the following table:

	Performance period of cycles in which interests were held at 1 Jan 2004	Performance period of cycles in which interests vested during 2004[1]	Number of deferred shares awarded under the 2001-2003 MTI cycle[1,2]	Performance period of cycles in which interests lapsed during 2004	Performance period of cycles in which interests were held at 31 Dec 2004[6]	Details of the basis of incentive under each cycle
Current executive Directors						Achievement of levels of performance over a set threshold results in the delivery of incentives, as a percentage of average annual base salary over the 3 year period, ranging from 40% to 100% for each executive Director. Delivery of these awards is one-third in cash, two-thirds in Company shares over which restrictions apply such that Directors cannot sell them within two years.
G C Cozzani	2001-2003 2002-2004 2003-2005	2001-2003	151,388	2002-2004	2003-2005
D H Millard	2001-2003 2002-2004 2003-2005	2001-2003	149,322	2002-2004	2003-2005
Former executive Directors
S L Howard[3]	2001-2003 2002-2004 2003-2005	2001-2003	304,422	2002-2004	2003-2005
R P Sharpe[4]	2001-2003 2002-2004 2003-2005	2001-2003	167,807	2001-2003 2002-2004 2003-2005

Notes:

(1)	The MTI Plan award for 2001-2003 was based on the achievement of Group cash flow targets. No bonus entitlement arose relating to Group profit targets. Payment was made one-third in cash and two-thirds in deferred shares. As disclosed in the 2003 Annual Report, cash payments to Messrs Cozzani, Millard, Howard and Sharpe in respect of the 2001-2003 MTI Plan cycle ending 31 December 2003 were £33,294, £32,851, £66,973 and £36,918 respectively, a total of £170,036. These payments were made in March 2004. The deferred shares were allocated on 7 May 2004. Details of these allocations are included in the above table. These shares will be released to the executive Directors on or shortly after 31 December 2005, subject to their continued employment. Early release provisions also apply in certain circumstances (for example retirement).
(2)	Deferred shares are those allocated under the 2001-2003 cycle of the MTI Plan.
(3)	It has been agreed that Mr Howard will retain his allocation of deferred shares under the 2001-2003 MTI Plan cycle. He was also eligible for an award, should any have arisen, in respect of the 2002-2004 cycle of the MTI Plan and will remain eligible to receive any future award that arises under the 2003-2005 MTI Plan cycle.
(4)	Mr Sharpe was awarded a deferred share allocation of 167,807 shares under the 2001-2003 MTI Plan cycle in 2004. This share allocation lapsed along with his entitlement to any future awards under the 2002-2004 or 2003-2005 MTI Plan cycles with his departure from the Company on 18 August 2004.
(5)	As he only joined the Group in 2004, Mr Salmon has no entitlement to any awards under the MTI Plan.
(6)	At 31 December 2004, Messrs Cozzani, Millard and Howard had unvested interests outstanding under the 2003-2005 cycle of the MTI Plan.
(7)	The share allocations disclosed in the above table reflect the allocations on the date of award. Following the recent share consolidation the Board intends to adjust all options and awards that are currently outstanding under the employee share plans to reflect the consolidation, subject to the rules of each plan and (where relevant) Inland Revenue approval. The adjustment will reduce the outstanding allocation of shares to 10% of the current level.

Share options

Share options in respect of the ordinary shares of the Company remain outstanding under the Group’s executive share option schemes. The last executive share option grant was made in 2003. Under these schemes, share options were granted at the market price prevailing at the time of grant. Options normally only become exercisable if the growth in earnings per share before amortisation of intangibles and exceptional items has been at least equal to the increase in the UK Retail Price Index plus 3% per annum (2% per annum for options granted in 1995 and 1996) for a consecutive three year period. When options were granted in November 2002 and September 2003 the performance criteria were made more demanding for executive Directors and, in order for options to vest, both of the following criteria must also be met:

(i)	the average mid-market closing price for a period of 30 consecutive dealing days (effectively six weeks) must exceed 50.0p during the three-year period commencing from the date of the grant; and

(ii)	for the 2002 grant, the Group’s cumulative earnings per share before amortisation of intangibles and exceptional items for the financial years 2003-2005 must exceed 9.6p; or

for the 2003 grant, the Group’s cumulative earnings per share before amortisation of intangibles and exceptional items for the financial years 2004-2006 must exceed 10.0p.

Share options granted to Directors are shown below. All grants made prior to November 2002, the exercise price for which exceeds the market price at 31 December 2004 of 35.5p (2003: 40.0p), are shown in aggregate. The mid-market closing price of the Company’s shares ranged between 30.0p and 49.5p during 2004.

	Year of grant		At 1 Jan 2004 No.	Exercised/lapsed during the year No.		At 31 Dec 2004 No.[3]	Weighted average option exercise price[1] (p)	Earliest year in which exercisable	Latest year in which options expire
Current executive Directors
G C Cozzani	1994-2002 2002 2003		1,952,899 1,156,951 228,908	(81,337 — —)		1,871,562 1,156,951 228,908	178 25 36	2005 2005 2006	2012 2012 2013

			3,338,758	(81,337)		3,257,421

D H Millard	1996-2002 2002 2003		2,134,098 1,260,000 227,500	— — —		2,134,098 1,260,000 227,500	174 25 36	2005 2005 2006	2012 2012 2013

			3,621,598	—		3,621,598

Former executive Directors
S L Howard[4]	1994-2002 2002 2003		4,677,899 2,691,553 445,429	(4,677,899 — —)		— 2,691,553 445,429	174 25 36	n/a 2005 2005	n/a 2005 2005

			7,814,881	(4,677,899)		3,136,982

R P Sharpe[5,6]	1994-2002 2002 2002 2003 2003	* *	2,832,338 1,560,830 13,002 258,270 8,069	(2,832,338 (1,560,830 (13,002 (258,270 (8,069	) ) ) ) )	— — — — —	178 25 25 36 37.5	n/a n/a n/a n/a n/a	n/a n/a n/a n/a n/a

			4,672,509	(4,672,509)		—

Total, all Directors			19,447,746	9,431,745		10,016,001

Notes:

(1)	The option price of executive options was normally set on the trading day prior to grant at the then market price. For savings related options under the UK Stock Purchase Plan the price is based on the market price on the grant date. Performance criteria related to the exercise of executive options are summarised above.
(2)	Options granted under the Company’s savings related option schemes are denoted by an asterisk(*).
(3)	The interests of Messrs Howard and Sharpe are shown on the dates of their cessation of employment with the Company, 4 November 2004 and 18 August 2004 respectively.
(4)	The Company has agreed special arrangements with Mr Howard with regard to his executive share options. All options granted prior to November 2002 lapsed when Mr Howard left the Company on 4 November 2004. With regard to options granted to Mr Howard in November 2002 and September 2003, the Board has agreed to waive the EPS performance conditions as permitted under the scheme rules, so that the options can only be exercised if the average mid-market closing price of Cookson’s shares for a period of 30 consecutive dealing days exceeds 50.0p prior to the new option lapse date of 31 December 2005.
(5)	On 26 January 2004, 11,052 of the 13,002 options granted to Mr R P Sharpe in 2002 at 25.0p per share under the US Stock Purchase Plan were exercised, the remaining 1,950 options lapsed. The mid-market closing price of Cookson shares on 26 January 2004 was 47.75p, Mr Sharpe therefore made a theoretical gain of £2,514. As a result, the total gain made by Directors in respect of the exercise of their options during 2004 was £2,514.
(6)	All of Mr Sharpe’s outstanding options lapsed on 18 August 2004, the date he left the Company.
(7)	Mr Salmon does not hold any share options.
(8)	There were no changes to the interests in the share options of the Directors in the period from 1 January 2005 to 19 May 2005.
(9)	The share options disclosed in the above table reflect the share options as awarded. Following the recent share consolidation the Board intends to adjust all options that are currently outstanding under the Company’s executive option schemes to reflect the consolidation, subject to the rules of each scheme and (where relevant) Inland Revenue approval. The adjustment will reduce each option award to approximately 10% of the current level.

Pension arrangements

The pension arrangements for each individual director are as follows:

Mr Cozzani’s pension is provided for through defined contribution arrangements with external providers. On retirement he will be entitled to the accumulated value of his defined contribution fund. The Group’s contributions in 2004 were £164,776.

Mr Millard’s pension is being provided in the UK through a combination of the tax-approved pension plan and the unfunded unapproved retirement benefits scheme. Based on a progressive formula, on retirement at age 62, he would be entitled to a pension of 66.7% of his base salary. In accordance with Group practice at the time of his appointment, Mr Millard’s annual bonus is pensionable. Therefore, at retirement he would also be entitled to 33.3% of averaged annual bonus for his last full three years’ service. Mr Millard’s pension entitlement will be payable less any retained benefits in respect of previous employment. Once in payment the pension will increase each year by the rise in the Retail Price Index up to a maximum increase of 5% per annum.

Mr Salmon is not entitled to participate in any of the Group’s pension arrangements. In accordance with his contract he receives a pension allowance of 25% of his base salary to enable him to make his own pension provision.

Former Directors

Mr Howard’s pension was provided for under the US cash balance retirement security plan, the 401K savings plan of Cookson Electronics Inc and the US top-hat pension plan. Together, these aimed to provide Mr Howard with a lump sum, in lieu of regular pension payments, equivalent to a pension of 50% of his final pensionable salary on completion of at least 35 years’ service at age 65. In accordance with US practice prior to his appointment as a Director, Mr Howard’s annual incentive was pensionable. He was also a member of the UK defined benefit arrangement (for pension benefits up to the Earnings Cap) up until his resignation on 4 November 2004. As Mr Howard had participated in the UK plan for less than two years he received a refund of his contributions.

Mr Sharpe’s pension was provided for under the US cash balance retirement security plan, the 401K savings plan of Cookson Electronics Inc and the US top-hat pension plan. In addition to the 401K, similar investment funds existed to provide Mr Sharpe’s pension arrangements through another Group company. Together these aimed to provide Mr Sharpe with a lump sum, in lieu of regular pension payments, of 50% of his final pensionable salary on completion of at least 35 years service at age 65. In accordance with US practice prior to his appointment as a Director, Mr Sharpe’s annual incentive was pensionable.

	Projected per annum pension payable at NRD based on service to 31 Dec 2004[1] £	Net of inflation increase in 2004 of per annum pension payable at NRD £	Transfer value of per annum pension payable at NRD		Change during 2004 in transfer value less members’ contributions[2] £
			2004 £	2003 £
Executive Directors
G C Cozzani[3]	n/a	n/a	n/a	n/a	n/a
D H Millard[10]	130,462	16,451	1,800,193	1,134,398	636,652
N R Salmon[9]	n/a	n/a	n/a	n/a	n/a
Former executive Directors
S L Howard[4,5,6,10]	205,362	(33,578)	1,193,331	1,030,569	157,247
R P Sharpe[4,7,8,10]	130,885	(13,136)	944,593	773,238	171,355

Notes:

(1)	These amounts are calculated under the accrued benefit method, that is the annual pension payable at normal retirement date (“NRD”), which is age 65 except where noted, to which each Director is currently entitled, based upon the number of years they have already served with the Group and their current salary levels.
(2)	These amounts represent the difference between the net present capital value measured at 31 December 2004 which would be needed to provide for the payment at NRD of the accrued pension benefit as at 31 December 2004, less the net present capital value measured as at 31 December 2003, less the member’s contributions.
(3)	Pension provision is made under defined contribution arrangements with external providers. The Group’s contributions in 2004 were £164,776.
(4)	Messrs Howard and Sharpe also participated in defined contribution arrangements. Group contributions into these plans in 2004 were £8,227 for Mr Howard and £18,853 for Mr Sharpe.
(5)	In addition to the amounts in the above table, Mr Howard’s departure from the Company during the year triggered the vesting provisions of a deferred compensation arrangement. Under this arrangement, Mr Howard became entitled to receive an annuity purchased by the Group with the proceeds of a “rabbi” trust established as part of the arrangement. This type of deferred compensation arrangement is common practice in the USA. The arrangement provided that in the event of Mr Howard leaving service in certain circumstances, the proceeds of the trust fund (or $700,000 if greater) would be used to purchase an annuity for the benefit of Mr Howard. As at 31 December 2004, the value of the fund was $622,787.
(6)	The figures in the table above are based on Mr Howard’s total accrued benefits in the UK and USA. Upon his departure, Mr Howard had been a participant of the UK pensions plan for less than two years, and so under the rules of this plan he received a refund of his contributions (£7,748). This amount was paid net of tax. His accrued benefit under the UK plan (£2,475 p.a. as at 31 December 2003) therefore lapsed on 4 November 2004.
(7)	Mr Sharpe’s total annual pension amount in payment at 1 January 2005 was $115,670 p.a. This amount is less than his accrued pension at 31 December 2004, due to the fact that the figures shown above, produced as at 31 December 2004, are based on Mr Sharpe retiring at age 65. In actual fact Mr Sharpe retired earlier at the age of 56, and as such his pension benefit was correspondingly reduced to reflect the longer expected period of payment. The transfer value amount in respect of Mr Sharpe’s pension benefits as at 1 January 2005 was $1,692,200.
(8)	Pension benefit for Mr Sharpe was increasing for each year of future service by 1.25% of final average compensation plus 0.45% of final average compensation in excess of US Social Security Compensation.
(9)	Mr Salmon does not participate in any Group Pension Scheme, instead he receives a pension allowance in the form of a salary supplement of 25% of his base salary. An amount up to the Inland Revenue limit for contributions is paid into an Inland Revenue approved pension plan nominated by the employee, with the excess currently being paid as a salary supplement. Mr Salmon’s pro-rated salary supplement in 2004 amounted to £51,164.
(10)	The transfer value of the net-of-inflation increase in accrued benefits during 2004, less any member contributions, was £(6,695) for Mr Howard, £197,840 for Mr Millard and £62,794 for Mr Sharpe.

Board practices

Non-executive Directors

Each non-executive Director is appointed for an initial fixed term of three years subject to their election at the Company’s first AGM following their appointment. Thereafter, subject to approval of the Board and their re-election at the appropriate AGM, they are appointed for a further three year term. Non-executive Directors are not entitled to receive compensation for loss of office at any time.

	Date of appointment	Date of retirement	Unexpired term	Notice period
Current non-executive Directors

J L Hewitt	01/06/05	—	To AGM in 2009	Not required
J P Oosterveld	15/06/04	—	To AGM in 2007	Not required
B W Perry	01/01/02	—	To AGM in 2008	Not required
J G Sussens	01/05/04	—	To AGM in 2007	Not required

Former non-executive Directors

A G L Alexander	01/12/96	14/05/04	To AGM in 2006	Not required
M K Atkinson	01/04/03	15/04/05	To AGM in 2006	Not required
J F de Moller	01/04/99	01/10/04	To AGM in 2005	Not required

The Group Chairman, Mr R G Beeston, was appointed on 1 April 2003 for a fixed period which expires at the conclusion of the AGM in 2008. He is entitled to 12 months’ notice from the Group. Any compensation for loss of office would be based upon his annual fee.

All Directors are subject to retirement, and election or re-election, in accordance with the Company’s Articles of Association.

The Board sets the remuneration of the non-executive Directors after considering the role and responsibilities of each Director and the practice of other companies. The Group Chairman’s remuneration is set by the Remuneration Committee.

Directors’ service contracts

It has been the Group’s general practice for many years to employ executives on local terms while giving due consideration to global market practices. Where executive Directors are primarily employed outside the UK, their contracts reflect local law and employment practice for senior executives in the territory concerned. Mr Cozzani has an employment contract governed by Illinois, USA law and a secondment agreement governed by Belgian law. He is based in Belgium and mandatory Belgian employment law will continue to determine any severance payment, which will be offset against his Illinois contractual entitlement. His Illinois contract originates from his employment with Vesuvius Crucible Company.

The Board has determined that any new executive Director would be appointed with a notice period not exceeding one year, although in certain circumstances the Board would consider a longer initial term. All the current executive Directors have contractual notice periods not exceeding 12 months. Mr Millard has a pension provision which entitled him to pension accrual for two years should his contract have been terminated without cause. None of the Directors’ contracts contain any change of control provisions. All the Directors’ contracts contain a duty to mitigate should they find alternative employment during their notice period.

A summary of the main conditions of the contracts of the executive Directors is as follows:

Executive Director	Date and jurisdiction of contract(s)	Unexpired term	Notice period for employer	Basis of compensation on termination without cause
G C Cozzani	23/02/04 (Illinois, USA) 05/05/97 (Belgium)	12 months	12 months from 31/12/04 to 06/10/05, thereafter no notice required under contract but six months required under Belgian law.

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

D H Millard	19/02/04 (UK)	12 months	12 months	One times salary, benefits and average of last three years’ annual and MTI plan incentive payments, payable half in a lump sum and the balance in six separate monthly instalments commencing six months after leaving, mitigated by any salary earned from new employment. Pension accrual for two years.

N R Salmon	14/06/04 (UK)	12 months	12 months	One times salary, pension allowance and benefits payable half in a lump sum and the balance in six separate monthly instalments commencing six months after leaving, mitigated by any salary earned from new employment.

Former executive Directors

On 5 May 2004, the Group announced that Mr S L Howard intended to relinquish his role as Group Chief Executive. The Group agreed that he would work up to 31 December 2004, but that he would be free to leave once a successor had been appointed. Mr Howard left the Group on 4 November 2004.

Mr Howard had two contracts (one UK and one Rhode Island, USA) both dated 1 January 2003. Mr Howard’s contracts could be terminated by the Group giving 12 months’ notice or by Mr Howard giving the Group three months’ notice.

It was agreed prior to his departure that Mr Howard would remain eligible for a pro-rated vesting of his 2004 Performance Share Allocation, should the performance conditions be met for the 2004 LTIP. Agreement was also reached on the treatment of his executive share options. The majority of his options lapsed on the date of his departure (4 November 2004) but it was agreed that he should retain the right to exercise options granted to him in November 2002 and September 2003, subject to the following performance condition. In order for these options to become exercisable, the average mid-market closing price of Cookson’s shares for a period of 30 consecutive dealing days must exceed 50p prior to the option lapse date of 31 December 2005. Further details of Mr Howard’s LTIP and executive share option entitlements can be found in the “LTIP allocations” and “Share options” tables above.

On 19 May 2004, the Group announced that Mr R P Sharpe had resigned as a Director of the Group with immediate effect. He left the Group on 18 August 2004. Mr Sharpe had a Rhode Island, USA contract dated 23 February 2004. At the time of his departure Mr Sharpe’s contract could be terminated by the Group giving him 24 months’ notice. However, agreement had already been reached on the reduction of this notice period to 12 months to take effect on 31 December 2004.

Board Committees

The principal Committees of the Board are the Audit, Remuneration and Nominations Committees. Each Committee has written terms of reference agreed by the Board. These are available to view on the Group’s website.

The Audit Committee members are the non-executive Directors, namely Mr J L Hewitt, Mr J P Oosterveld, Mr B W Perry and Mr J G Sussens. During the year the Committee was chaired by Mr Atkinson. Mr Atkinson retired from the Group on 15 April 2005. Mr Perry then served as acting Chairman of the Audit Committee until 1 June 2005, when Mr Hewitt joined the Board as a non-executive Director and assumed the role of Chairman of the Audit Committee.

The Group Finance Director, the Group Head of Internal Audit and the Group’s Auditor KPMG Audit Plc are normally invited to attend meetings and other executives are invited to attend as and when appropriate. The Committee meets regularly with the Group’s Auditor without any executives being present. The principal roles of the Committee are:

•	assisting the Board in the discharge of its responsibilities in respect of statutory and other financial reporting and in respect of its review of the effectiveness of the Group’s internal controls and risk management systems;

•	monitoring and reviewing the effectiveness of the Group’s internal audit function;

•	making recommendations to the Board on the appointment and dismissal of the Auditor;

•	approving the remuneration and terms of engagement of the Auditor;

•	monitoring and reviewing the Auditor’s independence, objectivity and effectiveness, taking into account professional and regulatory requirements; and

•	helping to strengthen the independent position of the Auditor by providing a direct channel of communication between them and the non-executive Directors.

The Committee has established procedures for the receipt, retention and treatment of complaints received by the Group including accounting, internal controls, auditing matters and confidential communications from employees.

The Group Head of Internal Audit reports directly to the Committee Chairman and the Committee reviews and approves the internal audit work programme for each year.

During the year under review, the Committee met four times and reviewed, amongst other matters, the Group’s published financial results; updates on the Group’s International Financial Reporting Standards conversion project; updates on the Group’s preparedness for complying with the requirements of Section 404 of the Sarbanes-Oxley Act; internal audit reports and management control issues; the scope of the external audit and its cost effectiveness; and the extent to which the Auditor’s remuneration for non-audit services might affect their independence and objectivity in carrying out the audit. More specifically, the responsibilities of the Committee were discharged as follows:

•	at its meetings in July 2004 and March 2005, the Committee reviewed the Group’s Interim Report and preliminary announcement/Annual Report and Accounts, respectively. On both occasions, the Committee received reports from the Auditor identifying any accounting or judgemental issues thereon requiring its attention;

•	at its meeting in May 2004, the Committee reviewed the Group’s Annual Report on Form 20-F, which is filed each year with the US Securities and Exchange Commission, together with a report from the Auditor identifying any accounting or judgemental issues thereon requiring its attention;

•	a quarterly report from the Group Head of Internal Audit was presented at each of the four meetings. In addition, at the December 2004 meeting, the Group Head of Internal Audit submitted the function’s internal audit plans for 2005;

•	the Auditor presented their audit plans at the December 2004 meeting;

•	reports were presented at each of the four meetings detailing the Group’s preparations to comply with the requirements of International Financial Reporting Standards and Section 404 of the Sarbanes-Oxley Act together with, where appropriate, reports from the Auditor in order to allow the Committee to consider any matters which required a Board decision in relation to either project;

•	from time to time, executives were required to make presentations to the Committee or to the full Board on the subject of risk, its identification, management and control; and information on significant litigation involving the Group.

As noted above, one of the duties of the Committee is to make recommendations to the Board in relation to the appointment of the Auditor. A number of factors concerning the Auditor are taken into account by the Committee in assessing whether to recommend them for re-appointment. These include:

•	the quality both of reports provided to the Committee and the Board and of advice given;

•	the level of understanding demonstrated of the Group’s businesses; and

•	the objectivity of the Auditor’s views on the controls around the Group and their ability to coordinate a global audit working to tight deadlines.

The Committee has put in place safeguards to ensure that the independence of the external audit is not compromised. Such safeguards include:

•	seeking confirmation that the Auditor is independent of the Group in their own professional judgement; and

•	considering all the relationships between the Auditor and the Group, including those relating to the provision of non-audit services and whether this impairs, or appears to impair, the Auditor’s judgement or independence.

The Group has a policy governing the conduct of non-audit work by the Auditor. Under that policy the Auditor is prohibited from performing services where they:

•	may be required to audit their own work;

•	participate in activities that would normally be undertaken by management;

•	are remunerated through a “success fee” structure, where success is dependent upon the audit; or

•	act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the Auditor undertaking non-audit work. The Auditor is permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work in the best interests of the Group. 100% of the non-audit fees billed by KPMG Audit plc and its associates were pre-approved by the Audit Committee in the year ended 31 December 2004.

The Directors are responsible for the establishment and maintenance of the Group’s system of internal control.

The Company has complied with the provisions of Section 1 of the Combined Code on Corporate Governance annexed to Listing Rules of the UK Listing Authority (“the Code”) which apply to internal control and which require that the Directors review the effectiveness of the Group’s system of internal controls, including financial, operational and compliance controls, and risk management systems. Whilst no system of internal control can provide absolute assurance against material misstatement or loss, the Group’s system is designed to provide the Directors with reasonable assurance that problems are identified on a timely basis and are dealt with appropriately. Subject thereto, based on their review of the Group’s system of internal controls, which include disclosure controls and procedures, the Directors consider them to be effective. Since the date of the review, there have been no significant changes in internal controls or other matters which could significantly affect them.

There is a continuous process for identifying, evaluating and managing the significant risks faced by Cookson.

The Group operates a risk management process designed to identify the key risks facing each business and reports to the Audit Committee on how those risks are being managed. As a basis for this report, each of the Group’s major business units produces a “risk map” which identifies their key risks and assesses the likelihood of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to a desired level.

The internal control system is monitored and supported by the Group’s internal audit function, which operates on a global basis. This function assists management and the Board in the effective discharge of their responsibility for internal control by conducting reviews of Cookson businesses and reporting objectively both on the adequacy and effectiveness of the system of internal control in place, with a particular emphasis on financial controls, and as to whether those businesses are in compliance with applicable Group policies and procedures. The Group Head of Internal Audit is responsible for developing the function, within the framework of common Group policies and standards, and for carrying out assignments in accordance with an annual audit plan approved by the Audit Committee. The Audit Committee receives reports from the Group Head of Internal Audit on a regular basis and reports to the Board on the results of its review.

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

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the agenda, papers and minutes of Audit Committee meetings.

In addition to the above, the Board considers significant financing and investment decisions concerning the Group, including the giving of guarantees and indemnities, and monitors policy and control mechanisms for managing treasury risk. The Board also reviews the role of insurance and other measures used in managing risks across the Group, receives regular reports on any major issues that have arisen during the year and makes an annual assessment of how the risks have changed over the period under review.

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

The Remuneration Committee members are the non-executive Directors, namely Mr J L Hewitt, Mr J P Oosterveld, Mr B W Perry, and Mr J G Sussens who also chairs the Committee. The Committee’s principal roles are to recommend and monitor the level and structure of remuneration for senior management and to set the appropriate remuneration for the Group Chairman, executive Directors and Group Secretary.

The Nominations Committee advises the Board on appointments to and retirements and resignations from the Board. The members of the Committee are the Group Chairman, the Chief Executive and any three non-executive Directors. The Committee meets as and when required and is chaired by the Group Chairman or a non-executive Director. The Group Chairman would not act as Chairman of the Committee where the Committee was dealing with the appointment of a successor to the Chairmanship. Formal meetings are held to discuss relevant matters and there is also a significant level of ongoing discussion between members of the Committee, particularly when a recruitment exercise is taking place.

During the year under review a new Chief Executive and two new non-executive Directors were appointed to the Board. When considering the appointment of new Directors, the Committee draws up specifications, taking into consideration the existing balance of skills, knowledge and experience on the Board and the ongoing requirements of the Group. It utilises the services of an external recruitment consultancy to identify appropriate candidates, interviews those short-listed and then makes recommendations for each appointment to the full Board. Care is taken to ensure that all proposed appointees have sufficient time available to devote to the role. Following the announcement of the resignations of Messrs Atkinson and Millard, the Committee undertook searches for a new non-executive Director and a new Group Finance Director. Details of the new appointments for these positions are given above.

The Nominations Committee also met during the year to review the Group’s succession plans. The Board as a whole considered the Committee’s conclusions. As part of the Board’s performance evaluation process, Directors identified a number of potential areas for improvement in the Board’s composition. The Committee will take account of these in recruiting for any new appointments.

The Board delegates certain responsibilities on an ad hoc basis to the Finance and Share Schemes Committees.

The Finance Committee is chaired by the Group Chairman, its other members being the Chief Executive, Group Finance Director and Group Treasurer. The Committee meets as and when required to consider approval for treasury-related matters.

The Share Schemes Committee’s membership consists of any two Directors. It meets as and when required to undertake administrative matters in relation to the Group’s share schemes.

In addition to the Committees of the Board described above, the Group has an Executive Committee which supports the Chief Executive in addressing Group-wide issues, reviewing performance and determining Group operational policies and initiatives. This Committee is chaired by the Chief Executive and comprises the Group Finance Director, the Group Secretary, the Chief Executives of each of the Group’s three divisions and the President of Cookson America Inc.

Formal authority is also designated to the Central Executive comprising the Chief Executive, Group Finance Director and Group Secretary. The Central Executive is responsible for reviewing and approving capital expenditure, acquisitions and disposals at certain levels as determined by the Board. Responsibility for day-to-day operational management is delegated to the divisional Chief Executives.

Employees

The table below shows the number of employees within each division as at 31 December 2004, 2003 and 2002:

	2004 No.	2003 No.	2002 No.
Ceramics	8,926	8,624	8,451
Electronics	4,919	4,837	5,105
Assembly Materials	1,980	2,016	2,109
Chemistry	1,327	1,316	1,327
Laminates	1,612	1,505	1,669
Precious Metals	1,979	2,192	2,361

Continuing operations	15,824	15,653	15,917
Discontinued operations	—	—	1,355

Total	15,824	15,653	17,272

Note:

(1)	Comparative figures have been restated for disposed businesses.
(2)	Employee numbers relate to Cookson Group plc and its subsidiaries but exclude employees of the Group’s joint ventures.

The major reason for the reduction in employees in the Group from 2002 to 2003 was the disposal of businesses, reported as discontinued operations in the above table.

Directors’ share ownership

The beneficial interests of the Directors and their families in the 1p ordinary shares of Cookson Group plc up to 19 May 2005 were as shown below.

	At 19 May 2005 No.	Percentage of total shares in issue %(1)	At 31 December 2004 No.	At 31 December 2003 No.
Current Directors
Robert Beeston	500,000	0.03	500,000	500,000
Gian Carlo Cozzani	158,028	0.01	158,028	158,028
Dennis Millard	399,999	0.02	399,999	399,999
Jan Oosterveld[3]	25,000	—	25,000	—
Barry W Perry	26,000	—	26,000	26,000
Nick Salmon[2]	152,780	0.01	—	—
John Sussens[2]	25,000	—	25,000	—

All Directors	1,286,807	0.07	1,134,027	1,084,027

Notes:

(1)	Based on 1,896,771,212 ordinary shares in issue as at 19 May 2005.
(2)	The interests of Messrs Oosterveld, Salmon and Sussens are shown from the dates of their appointment, 15 June, 19 July and 1 May 2004 respectively.
(3)	In addition, Mr Oosterveld bought a further 15,000 1p ordinary shares on 26 May 2005 taking his total holding to 40,000 1p ordinary shares.
(4)	Mr Hewitt joined the Board of Directors on 1 June 2005, he does not currently hold any shares in Cookson.
(5)	In addition to the above interests, those Directors who are employees of the Group each have an interest as potential beneficiaries in ordinary shares of the Company held by Cookson Investments (Jersey) Limited as Trustee of the Cookson Group Employee Share Ownership Plan (“ESOP”). The balance of ordinary shares held by the ESOP at 31 December 2004 was 11,617,700 and at 19 May 2005 was 11,541,905 (2003: 11,617,700).
(6)	Share holdings disclosed in the above table reflect Directors’ holdings prior to the recent share consolidation. Shareholders on the register of members of the Company at the close of the business on the record date (26 May 2005) exchanged 10 existing ordinary shares of 1p each in the capital of the Company for 1 new ordinary share of 10p each and so on in proportion for any other number of existing ordinary shares held.

None of the Directors or their spouses or minor children held non-beneficial interests in the ordinary shares of the Group during the year.

Directors’ shareholdings of the 49p deferred shares of Cookson Group plc are not disclosed as these shares carry no right to dividends or voting and are therefore rendered effectively worthless.

Share/share option arrangements

Some of the features of the Cookson Group share option schemes are summarised below. Following the Remuneration Committee’s review in 2003 the new LTIP was implemented to replace the MTI Plan and executive share options schemes. There has been no participation in any new MTI Plan cycles since January 2003 and no executive options have been granted since September 2003. All the share option schemes have a maximum life of 10 years unless otherwise extended by the shareholders or Directors, after which no further awards can be made. Details of the Group’s other share schemes, the LTIP and MTI Plan are given under “Item 6 – Compensation Long Term Incentive” and under “Item 6- Long-Term Incentives”

The Cookson UK Executive Share Option Scheme (1995)

The Cookson UK Executive Share Option Scheme 1995 (the “UK Scheme”) is a UK Inland Revenue approved scheme under which options over ordinary shares were granted to eligible participants. Its principal terms are:

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

The Cookson Executive Share Option Scheme 1995

The Cookson Executive Share Option Scheme 1995 (the “Executive Scheme”), under which options over Cookson’s ordinary shares were granted, has provisions similar to those of the UK Scheme. The principal differences from the UK Scheme are:

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

Cookson also operated the Cookson Group Approved Executive Share Option Scheme (1992) and the CG-Cookson Matthey Ceramics Executive Share Option Scheme (1995), which had terms similar to the UK Scheme and the Cookson Group Unapproved Executive Share Option Scheme (1992) and The CG-Cookson Matthey Ceramics Overseas Executive Share Option Scheme (1995), which had terms similar to the Executive Scheme. No further options can be granted under these schemes.

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

No further options can be granted under the Cookson Group Share Savings Scheme (1991) (as amended in 1999), the Cookson Group International Share Savings Scheme (1992), the Cookson Fukuda Share Savings Scheme (1995) or the Cookson Fukuda 2001 Sharesave Scheme.

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

The Fukuda Share Saving Schemes

Due to UK tax legislation and Inland Revenue practice, it was not possible to amend the 1991 Cookson Group Share Savings Scheme so as to extend it to employees of Cookson Fukuda Ltd. Therefore a specific scheme was set up to enable options over ordinary shares of Cookson to be granted to Cookson Fukuda’s employees. The primary provisions of the Fukuda schemes are similar to the Cookson Group SAYE schemes. Following the closure of Cookson Fukuda no further options will be granted under these schemes.

The Cookson Group US Stock Purchase Plan 2004

This plan is designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. Under this plan, individuals may not be granted options under the plan if they own ordinary shares constituting 5% or more of the voting power of the Group.

(i)	An eligible employee or executive Director who applies for an option under the plan must agree to savings being deducted from his or her net pay. Regular deductions are made over a one-year period (not more than $25,000 in any year). Shares may only be acquired under the Plan on exercise of the option using the savings together with interest on such savings, although participants may supplement their savings from their own funds if, due to exchange rate movements, they cannot purchase the full number of shares subject to their options.

(ii)	The price payable for each ordinary share will be a price in sterling determined by the Directors, provided that it will not be less than 85% of the middle market quotation of the ordinary shares on the date of grant.

(iii)	An option grant under the Plan will be exercised not later than 18 months after the date of grant provided the option holder is still employed by the Group. Special provisions apply in the case of death, injury, disability, workforce reduction or job elimination, retirement under the employing company’s retirement plan or where the business which employs the option holder is transferred out of the group. Special exercise provisions also apply in the event of a take-over, reconstruction or winding-up of the Group.

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

	Ordinary shares held
	Number (million)%
19 May 2005(1)
Schroder Investment Management	200.8	10.6
Standard Life Investments	181.2	9.6
Hermes Administration Services Limited	120.7	6.4
Aviva plc (including Morley Fund Management)	99.6	5.3
Fidelity Investments Ltd	85.6	4.5
Barclays Global Investors	74.5	3.9
Legal & General Investment Management Ltd	57.1	3.0

31 March 2005(2)
Schroder Investment Management	200.8	10.6
Hermes Administration Services Limited	120.7	6.4
Standard Life Investments	114.1	6.0
Fidelity Investments Ltd	111.6	5.9
Aviva plc (including Morley Fund Management)	99.6	5.3
Barclays Global Investors	74.5	3.9
Legal & General Investment Management Ltd	57.1	3.0

31 March 2004(3)
Fidelity Investments Ltd	262.8	13.9
Hermes Administration Services Limited	129.2	6.8
Aviva plc (including Morley Fund Management)	60.7	3.2
Legal & General Investment Management Ltd	57.1	3.0

31 March 2003(4)
Fidelity Investments Ltd	283.7	15.0
Aviva plc (including Morley Fund Management)	152.5	8.1
Hermes Administration Services Limited	134.3	7.1
Henderson Global Investors Ltd	97.1	5.1
Aegon UK plc	93.4	4.9
Franklin Resources Inc. (including Templeton Worldwide, Inc.)	71.9	3.8
Legal & General Investment Management Ltd	68.6	3.6

31 March 2002(5)
Fidelity Investments Ltd	73.6	10.1
Franklin Resources Inc. (including Templeton Worldwide, Inc.)	72.3	9.9
CGNU plc (including Morley Fund Management)	72.2	9.9
Aegon UK plc (including Scottish Equitable plc)	50.6	6.9
AXA Investment Managers UK Ltd (on behalf of AXA SA)	32.0	4.4
Standard Life Investments	25.5	3.5
Clerical Medical Investments Management Ltd	23.6	3.2

Notes:

(1)	Based on 1,896.8 million ordinary shares issued and outstanding as of 19 May 2005.
(2)	Based on 1,896.7 million ordinary shares issued and outstanding as of 31 March 2005.
(3)	Based on 1,894.8 million ordinary shares issued and outstanding as of 31 March 2004.
(4)	Based on 1,891.7 million ordinary shares issued and outstanding as of 31 March 2003.
(5)	Based on 727.6 million ordinary shares issued and outstanding as of 31 March 2002.

Additionally, 11.6 million ordinary shares were held as at 19 May 2005 by Cookson Investments (Jersey) Limited as trustee of the Cookson Group Employee Share Ownership Plan (“ESOP”). The potential beneficiaries of the ESOP are the employees and former employees of the Group and their dependants and, accordingly, the executive Directors are collectively interested in these shares. The Company’s existing ordinary shares carry equal voting rights.

As at 19 May 2005, the Company had 7,730 registered shareholders. As at 19 May 2005, Cookson had 722 registered shareholders (either in the form of shares or American Depository Shares.) with registered addresses in the USA.

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

ITEM 8. FINANCIAL STATEMENTS

Consolidated statements and other financial information

Reference is made to Item 17 for a list of all financial statements filed as part of this annual report.

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

Dividend policy

No dividends were paid in 2004 or 2003 or are proposed for 2004. In January 2005, the Board stated that it intended to return to sustained dividend payment as soon as possible and that dividends would be funded through free cash flow and would be linked to the Group’s underlying earnings.

However, there can be no assurance on whether cash dividends or similar payments will be paid out in the foreseeable future or of their amount.

The following table shows the dividends declared on each ordinary share (as increased, where appropriate, by the associated UK tax credit but before deduction of withholding taxes as described in Item 10 “Additional Information”) for the fiscal years 2000 through 2004. The ordinary dividends, which are declared in pence per share in respect of each fiscal year, have been translated into US cents per share at the noon buying rate at each respective payment date.

Dividends declared per ordinary share

	Year ended 31 December
	2004	2003	2002	2001(1)	2000(1)
Pence per share
Interim	—	—	—	4.4	4.4
Final	—	—	—	—	5.4

Total	—	—	—	4.4	9.8

US cents per share
Interim	—	—	—	6.4	9.3
Final	—	—	—	—	7.7

Total	—	—	—	6.4	14.0

Notes :

(1)	As adjusted for the rights issue in 2002.

Significant changes

Refer to Item 5 – “Operating and Financial Review and Prospects”.

ITEM 9. THE OFFER AND THE LISTING

Offer and listing details

Price history of Ordinary Shares on the London Stock Exchange

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares of Cookson Group plc, as derived from the Daily Official List of the London Stock Exchange.

		£		US$
Fiscal year		High	Low	High	Low
2000	Year	2.61	1.54	4.30	2.43
2001	Year	1.93	0.36	2.82	0.54
2002	Year	1.02	0.16	1.47	0.25
2003	1st Quarter	0.23	0.16	0.38	0.26
	2nd Quarter	0.30	0.17	0.49	0.26
	3rd Quarter	0.36	0.24	0.57	0.39
	4th Quarter	0.40	0.32	0.71	0.53
2004	1st Quarter	0.50	0.37	0.92	0.68
	2nd Quarter	0.48	0.40	0.85	0.73
	3rd Quarter	0.40	0.30	0.73	0.54
	4th Quarter	0.37	0.31	0.69	0.56
	November	0.37	0.32	0.69	0.59
	December	0.36	0.34	0.68	0.64
2005	January	0.37	0.33	0.69	0.62
	February	0.37	0.34	0.70	0.65
	March	0.41	0.35	0.78	0.67
	April	0.41	0.36	0.77	0.68
	May (through to 19 May)	0.35	0.29	0.67	0.53

Note:

(1)	US dollar equivalents are derived using the noon buying rates on the date of the relevant high or low respectively.

Markets

The principal trading market for Cookson Group plc ordinary shares is the London Stock Exchange where the shares trade on a system known as SETSmm. SETSmm is an electronic order book supported by continuous liquidity provision from marketmakers. The shares of Cookson Group plc are listed under the symbol “CKSN.L.”

Cookson Group plc has an unlisted American Depositary Receipt Programme sponsored by Citibank. An American Depository Share (“ADS”) is a negotiable certificate representing ownership of shares in Cookson Group plc. During the year each ADS represented five ordinary shares of 1 pence each in Cookson Group plc. Following the share consolidation after the close of business on 26 May 2005 the ADSs were adjusted so that two ADSs now represent one New Cookson Ordinary Share. Cookson ADSs are traded in US dollars on an “over the counter” or “OTC” basis under the ADS ticker symbol “CKSNY”.

ITEM 10. ADDITIONAL INFORMATION

Share capital

	2004 £m	2003 £m
Authorised:
19,349.6m ordinary shares of 1p each	193.5	193.5
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	550.0	550.0

Issued and fully paid:
1,895.5m ordinary shares of 1p each (2003: 1,892.0m)	19.0	18.9
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	375.5	375.4

The deferred shares carry no right to dividends or voting and are not listed and are therefore rendered effectively worthless.

Movements in the issued share capital of the Group during the year were as follows:

	Deferred shares of 49p each		Ordinary shares of 1p each
	m	£m	m	£m
In issue at 1 January 2004	727.6	356.5	1,892.0	18.9
Exercises of options	—	—	3.5	0.1

In issue at 31 December 2004	727.6	356.5	1,895.5	19.0

A resolution allowing the Company to consolidate all of its ordinary shares into shares of a higher nominal value was approved at the Annual General Meeting on 26 May 2005. The consolidation which took effect from the close of business on 26 May 2005 resulted in Shareholders exchanging 10 existing 1p ordinary shares for 1 new 10p ordinary share. Cookson’s issued share capital therefore reduced from 1,896.8m ordinary shares of 1p each and 727.6m deferred shares of 49p each to 189.7m ordinary shares of 10p each and 727.6m deferred shares of 49p each.

For further information on movements in share capital during 2002-2004, refer to the “Consolidated Statement of Changes in Shareholders’ Equity” in the consolidated financial statements included elsewhere in this document.

Articles of association

Set out below is a summary of the principal provisions of the Articles of Association of Cookson Group plc:

Directors’ powers in relation to related party contracts

A Director may not vote in respect of any contract, arrangement of proposal in which the Director has any material interest otherwise than by virtue of securities or debentures of or otherwise in or through the Company. This is subject to certain exceptions relating to proposals (a) giving the Director any security, guarantee or indemnity in respect of obligations incurred at the request of or for the benefit of the Company or its subsidiaries; (b) giving any security, guarantee or indemnity in respect of a debt or other obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility; (c) concerning an offer of securities or debentures of or by the Company or any of its subsidiaries in which the Director may be entitled to participate or will be interested as an underwriter; (d) concerning any other company in which the Director has a beneficial interest of less than 1% of the issued shares of any class of the company or of the voting rights available to members of the company; (e) concerning the adoption, modification or operation of a superannuation fund, retirement, death or disability benefit scheme or employees’ share scheme under which the Director will be provided with the same benefits as other employees; and (f) concerning any liability or other insurance which the company is empowered to purchase and/or maintain for the benefit of Directors or any group of persons including the Directors.

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

The Directors may also, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefore, refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion will not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

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

Ownership disclosure threshold

In accordance with sections 198-208 of the Companies Act 1985, members are required to serve notice on the Company if their interest in the ordinary shares of the Company breaches the 3% threshold of the total issued ordinary shares.

Material contracts

The Group’s material contracts are discussed within Items 3-11 in this annual report.

Exchange controls

Other than withholding tax (see below – “Taxation – US taxation”), there are currently no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Cookson Group plc ordinary shares or American Depositary shares. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ordinary shares in connection with the creation of but not subsequent dealing in American depositary shares. This is in lieu of the normal 0.5% stamp duty on all purchases of ordinary shares.

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

UK taxation

The following discussion is intended only as a general guide to current UK tax legislation, what is understood to be current HM Revenue and Customs practice and the terms of the Treaty and the New Treaty (both as defined below under “US Taxation”), all of which are subject to change at any time, possibly with retroactive effect. HM Revenue and Customs is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to US Holders owning (directly or indirectly) less than 10% of the voting shares of the Company and who are the beneficial owners of their ordinary shares. The discussion may not apply to certain shareholders, such as dealers in securities, or ADS holders. Any person who is in any doubt as to his tax position should consult his own professional adviser.

Taxation of chargeable gains

Shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five tax years of the disposal will not be liable for UK tax on chargeable gains realised on the disposal of their ordinary shares unless such ordinary shares are used, held or acquired for the purposes of trade, profession or vocation carried on in the UK, through a branch or agency in the case of an individual shareholder, of through a permanent establishment in the case of a corporate shareholder. Such shareholders may be subject to foreign taxation on any gain under local law.

Taxation of dividends

The Company will not be required to withhold tax at source when paying a dividend on the ordinary shares to a US Holder.

Inheritance tax

The ordinary shares are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability for UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold ordinary shares bringing them within the charge to inheritance tax.

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

Stamp duty and stamp duty reserve tax

Any conveyance or transfer on sale of ordinary shares or agreement to transfer ordinary shares for consideration (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax (“SDRT”). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty, generally at the rate of 0.5% of the consideration paid (rounded up to the next multiple of £5). Stamp duty is usually paid by the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5% of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly-stamped transfer within six years of the date of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

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

Dividends

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes), will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the ordinary shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by the Company with respect to ordinary shares will constitute ordinary dividend income. US Holders should consult their own tax advisors with respect to the appropriate US Federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the Treaty. A US Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Sale or other disposition

A US Holder’s tax basis in an ordinary share will generally be its US dollar cost. The US dollar cost of an ordinary share purchased with pounds sterling will generally be the US dollar value of the purchase price on the date of purchase or, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the ordinary shares. This capital gain or loss will be a long-term capital gain or loss if the US Holder’s holding period in the ordinary shares exceeds one year. However, regardless of a US Holder’s actual holding period, any loss may be long-term capital loss to the US Holder, to the extent that the US Holder receives a dividend that qualifies for the reduced rate described above under “Dividends” and exceeds 10% of the US Holders basis in its ordinary shares. Any gain or loss will generally be US source.

The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

See “Passive Foreign Investment Company Considerations” below for a discussion of more adverse rules that will apply to a sale or other disposition of ordinary shares if the Company is or becomes a PFIC for US federal income tax purposes.

Disposition of Foreign Currency

Foreign currency received on the sale or other disposition of an ordinary share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase ordinary shares or upon exchange for US dollars) will be US source ordinary income or loss.

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

Documents on display

Copies of the documents filed with the SEC may be viewed at the SEC’s public reference rooms at 100F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at +1 800 SEC-0330 for more information on the public reference rooms and their copy charges.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information about the Group’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in pounds sterling, which is the Company’s reporting currency. This item should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and Item 8 – “Financial Statements”.

	Expected maturity date
	2005 £m	2006 £m	2007 £m	Thereafter £m	Total £m	Fair value £m
Loans falling due after more than one year
US$130 million senior loan notes	—	—	67.7		67.7	74.2
Fixed interest rate (annual)			6.9%
US$40 million senior loan notes	—	—	—	20.8	20.8	23.7
Fixed interest rate (annual)				7.0%
US$25 million senior loan notes	13.0		—		13.0	13.3
Fixed interest rate (annual)	7.7%
US$50 million senior loan notes	—	—	26.0		26.0	28.6
Fixed interest rate (annual)			7.8%
US$135 million senior loan notes	—	—	—	70.3	70.3	83.0
Fixed interest rate (annual)				7.9%
US$190 million senior loan notes	—	—	—	98.9	98.9	121.4
Fixed interest rate (annual)				8.1%
Other loans(1)	15.2	40.9	2.2	1.4	59.7	59.7

	28.2	40.9	95.9	191.4	356.4	403.9

Note:

(1)	The item “Other loans” in the table above comprises a number of different loans, denominated in several currencies at variable rates of interest.

Foreign currency profile

The foreign currency profile of the Group’s financial assets and liabilities after taking into account the effect of currency swaps is set out in the table below.

	(Financial assets - cash) £m	Financial liabilities - gross borrowings £m	Net financial (assets)/ liabilities £m
Pounds sterling	(6.5)	26.8	20.3
US dollar	(24.9)	234.0	209.1
Euro	(2.5)	57.5	55.0
Singapore dollar	—	—	—
Japanese yen	(1.7)	22.7	21.0
Chinese Renminbi	(4.4)	0.7	(3.7)
Other	(7.4)	12.6	5.2

At 31 December 2004	(47.4)	354.3	306.9

Pounds sterling	(10.0)	20.1	10.1
US dollar	(26.2)	290.0	263.8
Euro	(5.6)	(11.3)	(16.9)
Singapore dollar	(0.5)	79.4	78.9
Japanese yen	(2.1)	28.7	26.6
Chinese Renminbi	(3.9)	2.2	(1.7)
Other	(8.5)	6.2	(2.3)

At 31 December 2003	(56.8)	415.3	358.5

Pounds sterling	(12.0)	(63.7)	(75.7)
US dollar	(23.1)	372.9	349.8
Euro	—	(2.2)	(2.2)
Singapore dollar	(6.2)	86.4	80.2
Japanese yen	(0.9)	60.2	59.3
Chinese Renminbi	—	—	—
Other	(0.3)	17.1	16.8

At 31 December 2002	(42.5)	470.7	428.2

Sensitivity analysis

The analysis below presents the sensitivity of the fair value of the Group’s financial instruments to selected changes in interest rates and currency exchange rates. The ranges chosen reflect the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates. The carrying amounts, estimated fair values and sensitivity analysis of the Group’s outstanding financial instruments as at 31 December 2004 are as follows:

			Fair value change		Fair value change
Primary financial instruments held or issued to finance the Group’s operations	Carrying amount £m	Estimated fair value £m	+1% Movement in interest rates £m	-1% Movement in interest rates £m	+10% strengthening of sterling £m	-10% weakening of sterling £m
Cash and short-term deposits	(47.4)	(47.4)	—	—	3.0	(3.7)
Short-term borrowings and current portion of long-term debt	28.2	28.5	(0.1)	0.1	(4.5)	5.4
Long-term borrowings	328.2	375.4	(14.4)	15.2	(33.1)	40.4
Capitalised costs	(2.1)	—	—	—	—	—

	306.9	356.5	(14.5)	15.3	(34.6)	42.1

Interest rate risk sensitivity

The sensitivity analysis above assumes an instantaneous 1% (100 basis points) move in interest rates of all currencies from their levels at 31 December 2004, with all other variables held constant.

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £0.3 million.

Foreign currency risk sensitivity

The sensitivity analysis above assumes an instantaneous 10% change in foreign currency exchange rates against pound sterling from their levels at 31 December 2004, with all other variables (including interest rates) held constant.

The currency mix of debt at the year-end was held 66% in US dollars, 16% in Euros, 6% in Japanese yen, 8% in pounds sterling and 4% in other currencies.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Group’s controls and procedures and its evaluation thereof are fully discussed in Item 6 – “Directors, Senior Management and Employees”.

Disclosure controls and procedures

The Group’s chief executive officer and chief finance officer have evaluated the Group’s disclosure controls and procedures as at 31 December 2004, the end of the period covered by this annual report. Whilst no system of internal control can provide absolute assurance against material misstatement or loss, the Group’s system is designed to provide the Directors with reasonable assurance that problems are identified on a timely basis and are dealt with appropriately. Subject thereto, based on their review of the Group’s system of internal controls, which include disclosure controls and procedures, the Directors consider them to be effective.

Management’s annual report on internal control over financial reporting

Not applicable.

Attestation report on management’s assessment of internal control over financial reporting

Not applicable.

Changes in internal control over financial reporting

In their evaluation of the Group’s internal control over financial reporting, the Group’s chief executive officer and chief financial officer have concluded that there were no changes in internal control over financial reporting that occurred during the year ended 31 December 2004 that materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board remains satisfied that various members of the Audit Committee have recent and relevant financial experience. The Board has determined that Mr Kent Atkinson, Chairman of the Audit Committee, was the Audit Committee financial expert for the purposes of the US Sarbanes-Oxley Act of 2002 until his resignation on 15 April 2005. Mr Barry Perry acted as Chairman of the Audit Committee following the resignation of Kent Atkinson on 15 April 2005, until 1 June 2005 when Mr Jeff Hewitt joined the Board as a non-executive Director and assumed the role of Chairman of the Audit Committee. It is expected that the Board will designate him as the Audit Committee financial expert.

ITEM 16B. CODE OF ETHICS

Cookson Group plc has adopted a code of ethics (the “Code of Conduct”) that applies to all employees of the organisation. A copy of the Code of Conduct is available on the Group’s website or may be obtained free of charge upon written request of the Group Secretary, Cookson Group plc, 265 Strand, London WC2R 1DB, England. The Group has also filed the Code of Conduct as an exhibit to the 2002 annual report with the SEC and it is available on the SEC’s website (www.sec.gov). Cookson has not made any amendments to its code of ethics during the year ended 31 December 2004 and has not granted any waivers therefrom.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Group’s principal accountant for the purposes of Regulation S-X is KPMG Audit Plc. The following table shows the aggregate fees billed for 2004 and 2003 by KPMG Audit Plc and its associates.

	2004 £m	2003 £m
Audit fees	2.0	1.9
Audit-related fees	—	—
Tax fees	0.6	0.7
All other fees	0.4	0.4

Aggregate fees billed by KPMG Audit Plc and its associates	3.0	3.0

Tax fees comprise compliance, tax advice and tax planning services.

Other fees relate to corporate transactions and Group projects including advice on the Sarbanes-Oxley Act and on the implementation of International Financial Reporting Standards.

Audit Committee pre-approval policies and procedures for non-audit services

The Audit Committee has established a framework whereby it considers for approval non-audit services to be carried out by KPMG Audit Plc and its associates. This framework ensures that each proposal for non-audit services is considered with respect to any adverse impact on the independence of KMPG Audit Plc and its associates. 100% of the non-audit fees billed by KPMG Audit Plc and its associates were pre-approved by the Audit Committee in the year ended 31 December 2004.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended 31 December 2004, the period covered by this annual report, Cookson Group plc and its affiliates made no purchases of its own shares or other units of any class of its equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following audited financial statements and related schedules, together with the report of KPMG Audit Plc thereon are filed as part of this Annual Report:

All other schedules have been omitted since they are not required under the applicable instructions or the information is shown in the financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Registrant has responded to Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit number	Description
1.1*	Memorandum and Articles of Association of Cookson.

2.1+	Form of American Depositary Receipt (included in Deposit Agreement).

2.2+	Form of Deposit Agreement between Cookson, Citibank NA, as depositary, and the holders and beneficial owners of American Depositary Receipts dated 14 September 1998.

2.3m	Amendment No. 1 to Deposit Agreement between Cookson, Citibank NA, as depositary, and the holders and beneficial owners of American Depositary Receipts dated 3 June 2005.

4.1*	Service Agreement of Mr Dennis Millard.

4.2#*	Service Agreements of Mr Gian Carlo Cozzani.

4.3m	Service Agreement of Mr Nicholas Salmon.

4.4m	Service Agreement of Mr Michael Butterworth

4.5m	£200 million Facility Agreement for Cookson Group plc, arranged by Bank of America, N.A., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc Capital Markets, The Royal Bank of Scotland plc, Scotiabank Europe plc and Société Générale with Lloyds TSB Bank plc Capital Markets acting as Agent dated 1 March 2005.

4.6m	The Cookson Group Long-Term Incentive Plan 2004 Scheme Rules.

4.7m	The Cookson Group US Stock Purchase Plan 2004 Scheme Rules.

8.1m	List of Significant Subsidiaries.

11.1#	Code of Conduct. A copy of the Code of Conduct can be obtained free of charge by writing to the Group Secretary at Cookson Group plc, 265 Strand, London WC2R 1DB, England.

12.1m	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1m	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2001 and is incorporated herein by reference.
#	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2002 and is incorporated herein by reference.
*	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2003 and is incorporated herein by reference.
Ω	Confidential treatment requested. Confidential material has been redacted and has been separately submitted to the Commission.
m	Filed herewith.

APPENDIX: GLOSSARY OF TECHNICAL TERMS

ball grid array (BGA)	A packaging technology in which a device’s external connections are arranged as an array of conducting pads on the base of the package. Small balls of solder are attached to the conducting pads.

blast furnace	A chimney-like furnace used in integrated steel production to smelt iron from iron ore.

chip on board	A process in which unpackaged semiconductors are physically and electrically attached to a circuit board, and are then encapsulated with a “glob” of protective material such as epoxy.

continuous casting	A method of pouring steel directly from the furnace into a billet, bloom or slab directly from its molten form. Avoids the need for large, expensive mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform.

Steel is poured from the ladle into a tundish which stands on top of the continuous caster. As steel carefully flows from the tundish down into the caster’s mould, it solidifies into a ribbon of red-hot steel. At the bottom of the caster, torches cut the continuously flowing steel to form slabs or blooms.

dry film photoresist	A material which is laminated to the copper of a substrate before being photographically exposed. As the film is developed, unexposed areas are washed away then the copper is etched with acid. The exposed photoresist protects the copper underneath it and forms the circuit as the rest of the copper is washed away.

electric arc furnace	A steelmaking furnace which generally uses scrap as 100% of the charge. Heat is supplied from electricity that arcs from graphite electrodes lowered into the metal bath.

etching	The process of selectively removing any material not protected by a resist using an appropriate solvent or acid. In some cases the unwanted material is removed using an electrolytic process.

findings	Jewellery components such as pins, clasps, posts, beads, balls and clips.

flip chip	A generic name for processes in which unpackaged integrated circuits are mounted directly onto a substrate with their component-sides facing the substrate.

float line	Production method for flat glass: raw materials are melted in a furnace to form molten glass which then flows over a bath of molten tin.

FR4	The most commonly used insulating base material for circuit boards. FR4 is made from woven glass fibres bonded together with an epoxy. The board is cured using a combination of temperature and pressure which causes the glass fibres to melt and bond together, thereby giving the board strength and rigidity.

ingot casting	A steel production method in which liquid steel is poured into moulds, where it slowly solidifies. Once the steel is solid, the mould is stripped and the ingots go through a rolling or forging process.

ladle	Vessel used to transfer molten metal from the furnace to the tundish.

laminate	A material constructed from thin layers of copper foil and prepreg which forms the base of a PCB.

metallisation chemistry	Materials used to fill the via connecting holes in a substrate which firstly make the epoxy within the hole conducting and then plate it with copper so that it will connect the inner layers of the circuit.

microvia	A hole with a diameter of 150 microns or less.

mini mill	A steel mill that uses electric arc furnace technology.

monolithics	Refractory mixes in the form of castables, plastics and sprayed refractories used principally as a protective lining for ladles and tundishes. Join-free application reduces heat loss, gas permeability and thermal stress forces.

PCB assembly	Process by which components (such as semiconductors) are attached to a PCB.

prepreg	Non-conducting semi-cured layers of FR4 used to separate conducting layers in a multilayer circuit board.

printed circuit board (PCB)	A type of circuit board which has conducting tracks superimposed or “printed” on one or both sides. Also called Printed Wire Board (PWB). May refer to a board either before or after the assembly process.

process chemistries	Highly specialised chemicals used in the manufacture of PCBs. Includes solder masks, final finishes and plated through-hole technologies.

refractory products	Products which provide a heat and chemical buffer in devices such as steelmaking vessels, furnaces, kilns and ovens, allowing the process to operate at extremely high temperatures without damaging the outer shell. Refractories also protect the installation against damage caused by abrasion, pressure, chemical attack and rapid changes in temperature as well facilitating heat retention, thus allowing the unit to operate more efficiently without major heat loss.

Six Sigma	A disciplined, data-driven business improvement system designed to eliminate defects from a process.

slide gate refractories	Zirconia, high alumina, alumina-zirconia and magnesia refractories for greater pouring accuracy, reduced slag carry over, simpler automation and increased hold times, all contributing to the production of higher quality steel.

solar crucible	A highly specialised crucible used to cast wafer-grade silicon for use in the manufacture of photovoltaic cells.

solder	An alloy of tin and other metals with a comparatively low melting point used to join less fusible metals.

solder mask	A layer applied to the surface of a substrate that prevents solder from sticking to areas that do not need to be soldered.

substrate	Generic name for the base layer of a circuit board.

surface finishing	A layer – typically of tin, silver, gold, tin-lead or polymer – used to coat the copper areas of a substrate which are to be soldered. This must be done because copper does not solder readily.

surface mount technology	A technique for populating circuit boards in which packaged components are mounted directly onto the surface of the substrate. A layer of solder paste is screen printed onto the pads and the components are attached by pushing their leads into the paste. When all of the components have been attached, the solder paste is melted using either reflow soldering or vapour-phase soldering.

through-hole assembly	A technique for assembling circuit boards in which component leads are inserted into plated through-holes. When all of the components have been inserted, they are soldered to the board, usually using a wave soldering technique.

tundish	The shallow refractory-lined basin on top of the continuous caster. It receives the liquid steel from the ladle, prior to the cast, allowing the operator to precisely regulate the flow of metal into the mould.

tweel	A fused silica damming device used to control glass flow in the float bath during the float glass production process.

via	A hole used to connect two or more conducting layers in a substrate. After drilling, a metallisation step is required to file or line the via with conducting material.

VISO	Brand name for isostatically pressed products manufactured by the Ceramics division to control the flow of molten metal in continuous casting. Includes ladle shrouds, subentry nozzles and tube changers.

wafer	A paper-thin slice cut from a cylindrical crystal of pure semiconductor.

Zyarock	Brand name for high performance ceramic products used in the glass tempering industry.

Cookson Group plc and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members

Cookson Group plc:

We have audited the accompanying consolidated balance sheets of Cookson Group plc and subsidiaries (“Cookson”) as of 31 December 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statements of cash flows, consolidated statements of total recognised gains and losses and consolidated statement of changes in shareholders’ equity for each of the years in the three year period ended 31 December 2004 presented on pages F2 to F51. These consolidated financial statements are the responsibility of Cookson’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cookson as of 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2004, in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in note 1 to the financial statements, Cookson has adopted UITF Abstract 38 “Accounting for ESOP trusts” in the year ended 31 December 2004. Consequently as more fully described in note 33 to the financial statements, the Group’s consolidated financial statements as of 31 December 2003 and 2002, and for each of the years in the two year period ended 31 December 2003 referred to above have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

As more fully described in Note 33 to the financial statements, the US GAAP information as of 31 December 2003 and 2002 and for the two years ending 31 December 2003 has been restated for corrections relating to income tax.

KPMG Audit Plc

Chartered Accountants

London

3 June 2005

-F1-

Cookson Group plc and Subsidiaries

Consolidated Profit and Loss Account

for the years ended 31 December 2004, 2003 and 2002

	note	2004				2003				2002
		Before exceptional items and amortisation of intangibles £m	Exceptional items and amortisation of intangibles (notes 5,6,11) £m	Total £m		Before exceptional items and amortisation of intangibles £m	Exceptional items and amortisation of intangibles (notes 5,6,11) £m	Total £m		Before exceptional items and amortisation of intangibles £m	Exceptional items and amortisation of intangibles as restated (notes 1,5,6,11) £m	Total as restated (note 1) £m
Turnover	3,4
Continuing operations		1,698.2	—	1,698.2		1,623.9	—	1,623.9		1,633.1	—	1,633.1
Discontinued operations		—	—	—		57.8	—	57.8		158.8	—	158.8

Total turnover		1,698.2	—	1,698.2		1,681.7	—	1,681.7		1,791.9	—	1,791.9
Share of joint ventures – continuing		(45.2)	—	(45.2)		(41.2)	—	(41.2)		(45.6)	—	(45.6)
– discontinued		—	—	—		—	—	—		(17.3)	—	(17.3)

Turnover of Group subsidiaries		1,653.0	—	1,653.0		1,640.5	—	1,640.5		1,729.0	—	1,729.0

Operating profit/(loss)	3,4
Continuing operations before amortisation of intangibles		115.6	(22.7)	92.9		79.2	(22.2)	57.0		71.9	(31.4)	40.5
Amortisation of intangibles	11	—	(32.5)	(32.5)		—	(34.7)	(34.7)		—	(37.9)	(37.9)

Continuing operations		115.6	(55.2)	60.4		79.2	(56.9)	22.3		71.9	(69.3)	2.6
Discontinued operations		—	—	—		(17.0)	—	(17.0)		(16.9)	—	(16.9)

Group operating profit/(loss)		115.6	(55.2)	60.4		62.2	(56.9)	5.3		55.0	(69.3)	(14.3)
Share of joint ventures – continuing		4.0	—	4.0		2.0	—	2.0		1.3	—	1.3
– discontinued		—	—	—		—	—	—		0.5	—	0.5

Total operating profit/(loss)		119.6	(55.2)	64.4		64.2	(56.9)	7.3		56.8	(69.3)	(12.5)

Net loss on business divestments	6
Loss before goodwill written-back/off		—	(27.5)	(27.5)		—	(23.2)	(23.2)		—	(14.5)	(14.5)
Goodwill written-back/off		—	(12.3)	(12.3)		—	(142.5)	(142.5)		—	(6.3)	(6.3)
		—	(39.8)	(39.8)		—	(165.7)	(165.7)		—	(20.8)	(20.8)
Net (loss)/profit on fixed assets	6
Profit/(loss) on disposal of fixed assets		—	1.1	1.1		—	5.1	5.1		—	(6.2)	(6.2)
Amounts written-off fixed asset investments		—	(17.9)	(17.9)		—	—	—		—	—	—
		—	(16.8)	(16.8)		—	5.1	5.1		—	(6.2)	(6.2)

Profit/(loss) on ordinary activities before interest		119.6	(111.8)	7.8		64.2	(217.5)	(153.3)		56.8	(96.3)	(39.5)
Net interest	7	(26.5)	—	(26.5)		(31.6)	(2.4)	(34.0)		(52.7)	—	(52.7)

Profit/(loss) on ordinary activities before taxation		93.1	(111.8)	(18.7)		32.6	(219.9)	(187.3)		4.1	(96.3)	(92.2)
Taxation on profit/(loss) on ordinary activities	8	(26.2)	(1.2)	(27.4)		(9.8)	(5.0)	(14.8)		(1.2)	1.8	0.6

Profit/(loss) on ordinary activities after taxation		66.9	(113.0)	(46.1)		22.8	(224.9)	(202.1)		2.9	(94.5)	(91.6)
Minority interests	24	(4.1)	—	(4.1)		(2.4)	—	(2.4)		(2.1)	—	(2.1)

Profit/(loss) for the year		62.8	(113.0)	(50.2)		20.4	(224.9)	(204.5)		0.8	(94.5)	(93.7)
Dividends	9	—	—	—		—	—	—		—	—	—

Net loss transferred to reserves		62.8	(113.0)	(50.2)		20.4	(224.9)	(204.5)		0.8	(94.5)	(93.7)

Earnings per share - basic and diluted	10			(2.7	)p			(10.9	)p			(8.3	)p

The accompanying notes are an integral part of these consolidated financial statements.

-F2-

Cookson Group plc and Subsidiaries

Consolidated Balance Sheets

as at 31 December 2004 and 2003

	note	2004 £m	2003 as restated (note 1) £m
Fixed assets
Goodwill	11	446.6	505.6
Other intangible assets	11	6.9	8.4
Tangible assets	12	319.6	350.7
Investment in joint ventures:
Share of gross assets		22.1	30.6
Share of gross liabilities		(7.4)	(11.8)
		14.7	18.8
Other investments		10.3	30.3
Total investments	13	25.0	49.1

Total fixed assets		798.1	913.8
Current assets
Stocks	14	174.0	172.9
Debtors - amounts falling due within one year	15	313.1	335.0
- amounts falling due after more than one year	15	61.8	62.2
Cash and short-term deposits		47.4	56.8

Total current assets		596.3	626.9
Creditors: amounts falling due within one year
Borrowings	17	(28.2)	(15.0)
Convertible bonds	16	—	(80.0)
Other creditors	19	(333.9)	(335.5)
Total current liabilities		(362.1)	(430.5)

Net current assets		234.2	196.4

Total assets less current liabilities		1,032.3	1,110.2
Creditors: amounts falling due after more than one year
Borrowings	17	(326.1)	(320.3)
Other creditors	19	(77.8)	(91.7)
Provisions for liabilities and charges	20	(57.3)	(71.3)

		571.1	626.9

Equity capital and reserves
Called up share capital	22	375.5	375.4
Share premium account	22	643.4	642.6
Profit and loss account	23	(665.4)	(608.8)
Other reserves	23	205.9	205.9

Total shareholders’ equity		559.4	615.1

Minority interests	24	11.7	11.8

		571.1	629.9

The accompanying notes are an integral part of these consolidated financial statements.

-F3-

Cookson Group plc and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended 31 December 2004, 2003 and 2002

	note	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities	29	145.5	107.5	132.8

Dividends from joint ventures		2.3	2.2	2.4

Capital expenditure
Payments to acquire fixed assets		(42.3)	(48.5)	(43.2)
Receipts from disposal of fixed assets		1.5	5.8	8.0
		(40.8)	(42.7)	(35.2)

Returns on investment and servicing of finance
Interest paid		(32.4)	(35.1)	(56.8)
Interest received		0.9	0.7	0.7
Proceeds from close-out of interest rate swaps	18	(0.1)	5.3	10.3
Dividends paid to minority interests		(3.1)	(1.5)	(1.2)
		(34.7)	(30.6)	(47.0)

Taxation		(20.7)	(20.7)	10.8

Acquisitions and disposals
Net proceeds from disposal of subsidiaries and joint ventures	29	1.4	49.7	3.8
Consideration for acquisition of subsidiaries and joint ventures	29	(12.0)	(19.1)	(14.6)
Other, including additional costs for prior years’ disposals		(10.0)	(9.1)	(17.2)
		(20.6)	21.5	(28.0)

Net cash inflow before financing		31.0	37.2	35.8

Management of liquid resources
Decrease/(increase) in short-term deposits		3.4	—	(8.9)

Financing
Issue of shares		0.9	—	277.2
Refinancing costs paid		(1.1)	(1.5)	(8.5)
Decrease in debt		(39.7)	(21.9)	(285.9)

Decrease/(increase) in cash during the year		(5.5)	13.8	9.7

Consolidated Statements of Total Recognised Gains and Losses

for the years ended 31 December 2004, 2003 and 2002

	2004 £m	2003 £m	2002 £m
Net loss for the year – as previously stated	(50.2)	(204.5)	(98.4)
Exchange adjustments	(8.7)	(7.6)	(51.6)

Total net recognised losses for the year	(58.9)	(212.1)	(150.0)
Prior year adjustment (see note 1)	9.5	—	—

Total net recognised losses since last Annual Report	(49.4)	(212.1)	(150.0)

The accompanying notes are an integral part of these consolidated financial statements.

-F4-

Cookson Group plc and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended 31 December 2004, 2003 and 2002

	Share premium account £m	Other reserves £m	Profit and loss account £m	Called up share capital £m	Total shareholders’ equity £m
Balance at 1 January 2002
– As previously stated	377.0	205.9	(359.6)	363.8	587.1
– Prior year adjustment (see note 1)	—	—	(7.6)	—	(7.6)

As restated	377.0	205.9	(367.2)	363.8	579.5
Net loss for the year – as restated (see note 1)	—	—	(93.7)	—	(93.7)
New shares issued under rights issue 28 August 2002, net of expenses	265.6	—	—	11.6	277.2
Goodwill written-back on disposals	—	—	3.0	—	3.0
Exchange adjustments	—	—	(51.6)	—	(51.6)

Balance at 31 December 2002 – as restated (note 1)	642.6	205.9	(509.5)	375.4	714.4
Net loss for the year	—	—	(204.5)	—	(204.5)
Goodwill written-back on disposals	—	—	112.8	—	112.8
Exchange adjustments	—	—	(7.6)	—	(7.6)

Balance at 31 December 2003 – as restated (note 1)	642.6	205.9	(608.8)	375.4	615.1
Net loss for the year	—	—	(50.2)	—	(50.2)
Goodwill written-back on disposals	—	—	2.3	—	2.3
Exchange adjustments	—	—	(8.7)	—	(8.7)
New shares issued under exercises of options, net of expenses	0.8	—	—	0.1	0.9

Balance at 31 December 2004	643.4	205.9	(665.4)	375.5	559.4

At 31 December 2004 shareholders’ equity has been reduced by £93.4m (2003: £84.7m; 2002: £77.1m) in respect of cumulative exchange adjustments.

	Ordinary shares of 50p each m	Deferred shares of 49p each m	Ordinary shares of 1p each m	Called up share capital £m
Balance at 31 December 2001	727.6	—	—	363.8
Ordinary shares issued, net of expense	(727.6)	727.6	727.6	—
New shares issued under rights issue 28 August 2002	—	—	1,164.1	11.6

Balance at 31 December 2002	—	727.6	1,891.7	375.4
Ordinary shares issued, net of expenses	—	—	0.3	—

Balance at 31 December 2003	—	727.6	1,892.0	375.4
Ordinary shares issued, net of expenses	—	—	3.5	0.1

Balance at 31 December 2004	—	727.6	1,895.5	375.5

The accompanying notes are an integral part of these consolidated financial statements.

-F5-

Cookson Group plc and Subsidiaries

Note 1. Accounting policies and critical accounting estimates

Accounting policies

The following principle accounting policies have been applied consistently when dealing with all items which are material in relation to the Group’s accounts.

Companies Act 1985 These consolidated financial statements do not comprise “statutory accounts” within the meaning of section 240 of the Companies Act 1985 of the UK insofar as such accounts have to comply with the disclosure and other provisions of the Companies Act 1985 of the UK. The Group’s auditor has given an unqualified audit report on its statutory accounts for the three years ended 31 December 2004.

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

Restatement of prior year comparatives: change in accounting policy The Company adopted in 2004 the requirements of Urgent Issues Task Force (UITF) Abstract 38 “Accounting for ESOP Trusts”. UITF Abstract 38 gives rise to a prior year adjustment, details of which are given in note 23. As required by Financial Reporting Standard (FRS) 3 “Reporting Financial Performance”, comparative figures for 2003 and 2002 have been restated.

Basis of consolidation For the purpose of the preparation of the Group accounts, references made to Group subsidiaries relate to subsidiary undertakings of the Group, as defined by the Companies Act 1989. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group accounts consolidate the accounts of Cookson Group plc and its subsidiaries and include, on the gross equity method, the Group’s share of the net assets, turnover and profits or losses of joint ventures. The Group accounts include, from the date of acquisition, the results of subsidiaries and joint ventures acquired during the year. Where appropriate, adjustments are made on consolidation in order that the Group accounts are presented on a consistent basis.

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

Goodwill arising after 1997 is capitalised and amortised to nil by equal annual instalments over its estimated useful life of up to 20 years. Should the value of this goodwill become recognised as impaired, an impairment charge would be made against operating profit. Any unamortised goodwill relating to businesses sold or terminated is written-off through the profit and loss account as part of the profit or loss on business divestments.

Goodwill arising before 1998 was written-off to reserves in the year of acquisition. It remains written-off to reserves even if it is subsequently recognised as having become impaired, in compliance with FRS 10, “Goodwill and Intangible Assets”. Such goodwill relating to businesses sold or terminated, whether recognised as having become impaired or not, is written-off through the profit and loss account as part of the profit or loss on business divestments.

Further details of goodwill at the year end and movements in the year are given in note 11.

Tangible fixed assets Details of the Group’s accounting policies and bases are given in note 12.

Fixed asset investments The Group’s joint ventures are incorporated into the Group accounts using the gross equity method of accounting, such that the Group’s share of their profit or loss is included in the Group profit and loss account and, in the Group balance sheet, investments in joint ventures are included at the Group’s share of the net assets of each joint venture. The accounting policies of joint ventures are similar in all material aspects to those of Cookson Group plc and its subsidiaries. Further details of fixed asset investments at the year end and movements in the year are given in note 13.

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

-F6-

Cookson Group plc and Subsidiaries

Note 1. Accounting policies and critical accounting estimates (continued)

Financial instruments The Group primarily uses forward foreign currency contracts and interest rate swaps to manage the exposure to fluctuations in foreign exchange and interest rates in its borrowings. These instruments are accounted for as hedges when designated as such at the inception of contracts and, as a result, gains and losses on these foreign exchange contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end, but the fair value is disclosed in note 18. Interest differentials under the contracts are recognised by accruing the net interest payable as it becomes due. Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to the profit and loss account or balance sheet as appropriate.

Hedges of foreign currency net investments are taken to reserves. Finance costs associated with debt issuances are charged to the profit and loss account over the life of those instruments.

Deferred taxation Deferred taxation is recognised without discounting in respect of all timing differences that have originated, but not reversed, at the balance sheet date, with the exception that deferred taxation assets are only recognised if it is considered more likely than not that there will be suitable future profits from which the reversal of the underlying timing differences can be deducted. Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Critical accounting estimates

The application of certain of Cookson’s principal accounting policies requires assumptions or subjective judgements by management, which are based on past experience and other relevant information. Estimates made by applying these assumptions and judgements are sometimes based on the outcome of future events and can affect both reported annual profit and Group assets and liabilities at the balance sheet date. Actual results may differ from the estimates.

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

Tangible fixed assets It is Group policy to depreciate tangible fixed assets, except land, on a straight line basis over their estimated useful lives. This applies an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the useful life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. Variations in asset lives could impact significantly Group profit through an increase or decrease in the depreciation charge.

Current asset provisions In the course of normal trading activities, management uses its judgement to establish the net realisable value of various elements of working capital – principally stocks and trade debtors.

Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties. Provision requirements are based on the facts available to management and are also determined by using profiles, based on past practice, applied to certain aged inventory and debtor categories.

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

-F7-

Cookson Group plc and Subsidiaries

Note 2. Significant acquisitions, disposals and discontinued operations

2004

During 2004, the Group acquired interests in subsidiaries, joint ventures and other intangible assets for a total consideration of £2.0m, on a debt free basis, and £10.0m in respect of prior year acquisitions. The contribution from acquisitions to turnover, profits and cash flows in 2004 was not material.

Net proceeds from the divestments of subsidiaries and joint ventures in 2004 were £1.4m. The contribution from businesses divested to Group turnover, profits and cash flows in 2004 was not material. Business divestments in 2004 were not sufficiently material to warrant disclosure as a separate discontinued operation.

During 2004, the Group spent £42.3m gross on capital expenditure. The largest items included new production facilities in China for the Ceramics division and the Laminates sector of the Electronics division.

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

Summary of business divestments

The divestment of continuing non-core businesses in 2004 produced a net loss of £39.8m, including goodwill written-off of £12.3m. These included the sale of the Ceramics division’s loss-making European silica-zircon brick business used in glass melting furnaces, sold at a loss of £33.2m, and the Laminates sector’s UK joint venture with Fukuda, wound-up at a cost of £7.4m. Business divestments in 2004 were not sufficiently material to warrant disclosure as a separate discontinued operation.

Discontinued operations incorporate all material businesses disposed of before 19 May 2005 and include:

Company	Date of Sale
Premier Refractories France, SA	December 2003
Speedline Technologies, Japan(1)	November 2003
Speedline Technologies, GmbH(1)	November 2003
Speedline Technologies, Inc.(1)	November 2003
Speedline Technologies, Pte Ltd.(1)	November 2003
Ebara-Udylite Co., Ltd (45% joint venture)	October 2003
Polymetallurgical Corporation(2)	January 2003
General Metal Finishing Co., Inc.(2)	January 2003
Wauconda Tool and Engineering Co., Inc.(2)	January 2003
Matrix, Inc.(2)	January 2003
Brainin Advance Industries, Inc.(2)	January 2003
Dental Products(2)	November 2002

Notes:

(1)	Entities of Speedline.
(2)	Entities of the Precision Products sector.

-F8-

Cookson Group plc and Subsidiaries

Note 3. Segmental analyses

In each of the following analyses, the costs and net assets of the Group’s corporate activities have been allocated primarily according to the relative turnover contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division or by geographic location of operations. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2004, 2003 and 2002 was not material.

Certain small divestments were made in 2004 which were not sufficiently material to warrant disclosure as a separate discontinued operation. Further details of these divestments, and their results for the year ended 31 December 2004, are shown in note 29.

The results reported for 2003 as discontinued operations mainly comprise the Electronics division’s Speedline businesses. Speedline was largely based in the USA, with satellite operations in Europe and Asia. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division. These discontinued operations previously formed part of the Group’s continuing operations. The results reported for 2002 as discontinued operations include all the businesses disposed of in 2003 referred to above and the Dental Products operations of the Precision Products sector and some non-core Electronics operations, all based in the USA and disposed of in 2002.

The total amount for net assets included below is arrived at after adding back to Group net assets less Group liabilities of £571.1m (2003: £626.9m; 2002: £728.1m), borrowings of £354.3m (2003: £415.3m; 2002: £470.7m) and deducting cash and investments, other than those in joint ventures, of £57.7m (2003: £87.1m after restatement – see note 1; 2002: £80.3m after restatement – see note 1).

	2004				2003
By division/sector	Turnover £m	Operating profit/(loss) £m	Net assets £m	Period end Group employees No.	Turnover £m	Operating profit/(loss) £m	Net assets £m	Period end Group employees No.
Ceramics	739.4	56.8	384.1	8,926	706.9	49.8	437.2	8,624
Electronics	626.0	49.5	383.1	4,919	567.0	20.8	403.3	4,837
Assembly Materials	280.1	22.2	109.3	1,980	236.7	16.2	114.0	2,016
Chemistry	214.2	27.2	199.1	1,327	216.9	20.2	214.0	1,316
Laminates	131.7	0.1	74.7	1,612	113.4	(15.6)	75.3	1,505
Precious Metals	287.6	9.3	93.4	1,979	308.8	8.6	110.3	2,192
Joint ventures	45.2	4.0	14.7	—	41.2	2.0	18.8	—

	1,698.2	119.6	875.3	15,824	1,623.9	81.2	969.6	15,653
Amortisation of intangibles	—	(32.5)	—	—	—	(34.7)	—	—
Exceptional items	—	(22.7)	—	—	—	(22.2)	—	—

Continuing operations	1,698.2	64.4	875.3	15,824	1,623.9	24.3	969.6	15,653
Discontinued operations	—	—	(7.6)	—	57.8	(17.0)	(14.5)	—

Total	1,698.2	64.4	867.7	15,824	1,681.7	7.3	955.1	15,653

					2002
By division/sector					Turnover £m	Operating profit/(loss) £m	Net Assets £m	Period end Group employees No.
Ceramics					692.5	46.3	460.8	8,451
Electronics					572.9	8.9	440.6	5,105
Assembly Materials					248.2	26.6	128.1	2,109
Chemistry					212.6	14.8	244.1	1,327
Laminates					112.1	(32.5)	68.4	1,669
Precious Metals					322.1	16.7	114.9	2,361
Joint ventures					45.6	1.3	32.2	—

					1,633.1	73.2	1,048.5	15,917
Amortisation of intangibles					—	(37.9)	—	—
Exceptional items					—	(31.4)	—	—

Continuing operations					1,633.1	3.9	1,048.5	15,917
Discontinued operations					158.8	(16.4)	70.0	1,355

Total					1,791.9	(12.5)	1,118.5	17,272

-F9-

Cookson Group plc and Subsidiaries

Note 3. Segmental analyses (continued)

Of the continuing joint venture turnover of £45.2m (2003: £41.2m; 2002: £45.6m), £3.3m related to Ceramics (2003: £4.2m; 2002: £7.2m) and £41.9m to Electronics (2003: £37.0m; 2002: £38.4m). The majority of joint venture results related to a Chemistry sector joint venture in Japan which recorded turnover of £39.6m (2003: £30.5m; 2002: £27.6m) and operating profit of £3.5m (2003: £2.0m, 2002: £1.3m) in the year. The Laminates sector’s UK joint venture with Fukuda, which was wound-up during 2004, contributed turnover of £1.1m (2003: £2.3m; 2002: £2.0m) and an operating loss of £0.4m (2003: loss of £1.8m; 2002: loss of £1.8m) in the year.

Of the amortisation charge of £32.5m (2003: £34.7m; 2002: £37.9m), £13.6m related to Ceramics (2003: £15.1m; 2002: £15.2m), £16.9m to Electronics (2003: £17.5m; 2002: £19.9m), and £2.0m to Precious Metals (2003: £2.1m, 2002: £2.8m). Of the Electronics goodwill amortisation charge of £16.9m, £3.3m related to Assembly Materials (2003: £3.6m; 2002: £5.1m), £11.2m to Chemistry (2003: £12.1m; 2002: £12.8m) and £2.4m to Laminates (2003: £1.8m; 2002: £2.0m). See note 11 for further details.

Of the total exceptional items of £22.7m (2003: £22.2m; 2002: £31.4m), £2.9m related to Ceramics (2003: £0.8m; 2002: £4.3m), £9.9m to Electronics (2003: £18.5m; 2002: £25.2m), and £9.9m to Precious Metals (2003: £2.9m; 2002: £1.9m). Of the Electronics exceptional items of £9.9m, £0.2m related to Assembly Materials (2003: £4.8m; 2002: £5.0m), £0.8m to Chemistry (2003: £2.4m; 2002: £0.9m) and £8.9m to Laminates (2003: £11.3m; 2002: £19.3m).

The average number of Group employees during 2004 was 16,263 (2003: 16,472; 2002: 17,443), of which 9,293 (2003: 8,548; 2002: 8,305) were in Ceramics, 4,872 (2003: 4,983; 2002: 5,255) in Electronics, 2,098 (2003: 2,271; 2002: 2,383) in Precious Metals and nil (2003: 670; 2002: 1,500) in discontinued operations. Of the Electronics average employees of 4,872, 2,000 related to Assembly Materials (2003: 2,051; 2002: 2,181), 1,322 to Chemistry (2003: 1,341; 2002: 1,365) and 1,550 to Laminates (2003: 1,591; 2002: 1,709). Group employee numbers relate to the number of employees of Cookson Group plc and its subsidiaries, but exclude those of joint ventures. Of the average number of employees, 1,756 were employed in the UK (2003: 1,884; 2002: 2,117).

	2004				2003
	By geographic location of Group operations			By customer location	By geographic location of Group operations			By customer location
Geographical	Turnover £m	Operating profit/(loss) £m	Net assets £m	Turnover £m	Turnover £m	Operating profit/(loss) £m	Net assets £m	Turnover £m
United Kingdom	159.3	2.0	88.7	144.7	166.2	2.8	105.8	123.6
Continental Europe	485.2	32.4	175.3	449.8	486.1	21.4	204.4	471.2
USA	551.5	16.5	346.0	511.5	546.4	(1.4)	399.6	519.6
Asia-Pacific	360.2	56.4	198.5	410.2	289.2	44.3	197.3	331.5
Rest of the World	142.0	12.3	66.8	182.0	136.0	14.1	62.5	178.0

	1,698.2	119.6	875.3	1,698.2	1,623.9	81.2	969.6	1,623.9
Amortisation of intangibles	—	(32.5)	—	—	—	(34.7)	—	—
Exceptional items	—	(22.7)	—	—	—	(22.2)	—	—

Continuing operations	1,698.2	64.4	875.3	1,698.2	1,623.9	24.3	969.6	1,623.9
Discontinued operations	—	—	(7.6)	—	57.8	(17.0)	(14.5)	57.8

Total	1,698.2	64.4	867.7	1,698.2	1,681.7	7.3	955.1	1,681.7

	2002
Geographical	By geographic location of Group operations			By customer location
	Turnover £m	Operating (loss)/profit £m	Net assets £m	Turnover £m
United Kingdom	177.9	(1.3)	120.0	135.4
Continental Europe	454.0	18.9	195.1	457.1
USA	622.1	5.6	473.6	536.2
Asia-Pacific	263.4	37.4	207.5	331.8
Rest of the World	115.7	12.6	52.3	172.6

	1,633.1	73.2	1,048.5	1,633.1
Goodwill amortisation	—	(37.9)	—	—
Exceptional items	—	(31.4)	—	—

Continuing operations	1,633.1	3.9	1,048.5	1,633.1
Discontinued operations	158.8	(16.4)	70.0	158.8

Total	1,791.9	(12.5)	1,118.5	1,791.9

-F10-

Cookson Group plc and Subsidiaries

Of the amortisation charge of £32.5m (2003: £34.7m; 2002: £37.9m), £3.6m (2003: £3.6m; 2002: £3.6m) was in the UK, £4.3m (2003: £4.7m; 2002: £4.3m) in Continental Europe, £17.7m (2003: £19.0m; 2002: £22.1m) in the USA, £5.3m (2003: £5.7m; 2002: £6.6m) in Asia-Pacific and £1.6m (2003: £1.7m; 2002: £1.3m) in the Rest of the World.

Of the exceptional items of £22.7m (2003: £22.2m; 2002: £31.4m), £1.0m (2003: £1.0m; 2002: £2.4m) was in the UK, £15.7m (2003: £10.7m; 2002: £9.7m) in Continental Europe, £5.7m (2003: £7.4m; 2002: £19.1m) in the USA, £0.3m (2003: £3.0m; 2002: £0.2m) in Asia-Pacific and nil (2003: £0.1m; 2002: nil) in the Rest of the World.

Note 4. Operating profit/(loss)

	2004			2003			2002
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	1,653.0	—	1,653.0	1,582.7	57.8	1,640.5	1,587.5	141.5	1,729.0
Cost of sales of Group subsidiaries:
Manufacturing costs – raw materials	(756.2)	—	(756.2)	(696.7)	(29.3)	(726.0)	(707.3)	(67.6)	(774.9)
Manufacturing costs – other	(447.1)	—	(447.1)	(450.4)	(17.8)	(468.2)	(455.9)	(41.0)	(496.9)
Administration, selling and distribution costs	(334.1)	—	(334.1)	(356.4)	(27.7)	(384.1)	(352.4)	(49.8)	(402.2)
	(1,537.4)	—	(1,537.4)	(1,503.5)	(74.8)	(1,578.3)	(1,515.6)	(158.4)	(1,674.0)

Operating profit before exceptional items and amortisation of intangibles	115.6	—	115.6	79.2	(17.0)	62.2	71.9	(16.9)	55.0
Amortisation of intangibles (manufacturing costs)	(32.5)	—	(32.5)	(34.7)	—	(34.7)	(37.9)	—	(37.9)
Exceptional items (manufacturing costs)	(22.7)	—	(22.7)	(22.2)	—	(22.2)	(31.4)	—	(31.4)

Operating profit/(loss) of Group subsidiaries	60.4	—	60.4	22.3	(17.0)	5.3	2.6	(16.9)	(14.3)
Share of joint ventures	4.0	—	4.0	2.0	—	2.0	1.3	0.5	1.8

Total operating profit/(loss)	64.4	—	64.4	24.3	(17.0)	7.3	3.9	(16.4)	(12.5)

Cost of sales of Group subsidiaries, including exceptional items and goodwill amortisation was £1,592.6m (2003: £1,635.2m; 2002: £1,743.3m).

-F11-

Cookson Group plc and Subsidiaries

Note 4. Operating profit/(loss) (continued)

The following amounts have been charged/(credited) in arriving at Group operating profit:

	2004 £m	2003 £m	2002 £m
Employment costs
Wages and salaries	376.8	400.6	435.0
Social security costs	43.7	50.0	47.8
Other pension costs	23.2	18.8	17.8
Total employment costs, including £60.4m paid to UK employees (2003: £57.4m; 2002: £62.7m).	443.7	469.4	500.6
Research and development costs
Continuing operations	24.3	25.7	23.4
Discontinued operations	—	6.6	9.6
Total research and development costs	24.3	32.3	33.0
Depreciation of tangible fixed assets	46.7	52.6	59.8
Amortisation of intangibles	32.5	34.7	37.9
Operating lease charges
Plant and machinery	4.8	6.9	9.0
Property	12.5	12.2	8.6
Other	4.2	3.1	3.2
Total operating lease charges	21.5	22.2	20.8
Net foreign exchange loss	1.2	3.2	1.9

Amounts paid to KPMG Audit Plc and its associates

Audit fees
Cookson Group plc	0.3	0.2	0.2
Group subsidiaries	1.7	1.7	1.7
	2.0	1.9	1.9

Non-audit fees
Taxation services	0.6	0.7	1.3
Corporate transactions	—	—	0.3
Other	0.4	0.4	0.1
	1.0	1.1	1.7

Total remuneration paid to KPMG Audit Plc and its associates	3.0	3.0	3.6

In 2002, fees of £1.4m were incurred in connection with assistance provided by KPMG Audit Plc relating to the Group’s rights issue. In compliance with the Companies Act, these costs were set-off against the share premium arising on the rights issue.

Note 5. Operating exceptional items

	2004 £m	2003 £m	2002 £m
Group rationalisation programmes	22.7	22.2	31.4
Taxation credit attributable	(1.0)	(2.6)	(1.8)

Total after-tax operating exceptional items	21.7	19.6	29.6

The charges of £22.7m in 2004 (2003: £22.2m; 2002: £31.4m) were the result of the implementation of initiatives aimed at ensuring that the cost base of each of the Group’s major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the exceptional charges, £7.9m represents asset write-downs (2003: £7.3m; 2002: £16.2m) the majority of which, together with the plant closures, were in the USA and Continental Europe. Note 31 sets out the charge by division/sector and geographical location.

Total cash spend in 2004 in respect of operating exceptional items was £14.2m (2003: £14.0m; 2002: £20.2), leaving aggregate provisions made but unspent in respect of the above operating exceptional items of £15.1m as at 31 December 2004 (2003: £13.4; 2002: £14.6m). An analysis of the movements in these provisions is given in note 20.

-F12-

Cookson Group plc and Subsidiaries

Note 6. Net loss on business divestments and fixed assets

Net loss on business divestments

The divestment of continuing non-core businesses in 2004 produced a net loss of £39.8m, including goodwill written-off of £12.3m. These included the sale of the Ceramics division’s loss making European silica-zircon brick business used in glass melting furnaces, sold at a loss of £33.2m, and the Laminates sector’s UK joint venture with Fukuda, wound-up at a cost of £7.4m. These divestments were not sufficiently material to warrant disclosure as a separate discontinued operation.

The divestment of non-core businesses in 2003 produced a net loss of £165.7m, after goodwill written-off of £142.5m. These included the Electronics division’s Speedline businesses, sold for a loss of £141.5m after a goodwill write-off of £114.9m in November 2003. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division.

The disposal of operations in 2002 incurred a net loss of £20.8m, after goodwill written-off of £6.3m. The businesses disposed included the Dental Products operations of the Precision Products sector and some non-core Electronics operations, all in the USA.

The taxation credit attributable to business divestments in 2004 was £2.6m (2003: £7.6m charge; 2002: nil).

Net profit/(loss) on fixed assets

The net loss on fixed assets of £16.8m in 2004 (2003: £5.1m gain; 2002 £6.2m loss) included a write-down of £17.9m related to the Group’s investment in a 20-year revenue-sharing arrangement with Electric Lightwave, Inc. (see note 13). Other sales of fixed assets during the year earned profits of £1.1m after the receipt of £1.5m net cash consideration.

The net profit on sale of fixed assets of £5.1m in 2003 arose predominantly on the sale of properties in Asia and Europe. Net consideration of £5.8m was received for these properties. The net loss of £6.2m in 2002 included a profit of £2.3m arising on the sale and leaseback of some UK sites, for which net consideration of £8.0m was received, a net loss of £5.4m related to closed facilities and product lines and a £3.1m write-off of options taken out in respect of executive share option obligations no longer likely to be exercised.

The taxation charge attributable to the sale of fixed assets was nil (2003: nil).

Note 7. Net interest

	2004 £m	2003 £m	2002 £m
Interest and fees payable on loans and overdrafts	27.1	28.0	48.9
Interest payable on convertible bond	4.7	5.6	5.6
Interest and investment income receivable	(0.9)	(0.7)	(0.7)
Amortisation of prepaid financing costs ongoing	1.0	3.7	4.4

Net interest payable by the Company and its subsidiaries	31.9	36.6	58.2
Deferred income relating to close-out interest rate swaps	(5.4)	(5.0)	(5.6)
Group share of net interest payable by joint ventures	—	—	0.1

Total net interest charge for the year - operating	26.5	31.6	52.7
Exceptional amortisation of prepaid financing costs	—	2.4	—

Total net interest charge for the year	26.5	34.0	52.7

Further information on the impact on interest costs of the close-out, during the year, of interest rate swaps is shown in note 18(iv).

The exceptional amortisation of prepaid financing costs of £2.4m in 2003 related to the write-off of unamortised costs for the Group’s £450.0m syndicated bank facility, raised in 2001. This was replaced by a new facility of £188.0m during that year. See note 17 for further details.

-F13-

Cookson Group plc and Subsidiaries

Note 8. Taxation on profit/(loss) on ordinary activities

	2004 £m	2003 £m	2002 £m
Income/(loss) before taxes and minority interests
UK	(7.4)	1.0	14.0
Overseas	(11.3)	(188.3)	(106.2)

	(18.7)	(187.3)	(92.2)

Based on taxable profit for the year
UK Corporation Tax at 30% (2003: 30%; 2002: 30%)	16.3	3.3	2.7
Double taxation relief	(16.1)	(4.1)	(2.5)

	0.2	(0.8)	0.2
Overseas taxation	18.0	20.7	21.5
Adjustments to prior years’ provisions (including £0.8m credit relating to UK (2003: £0.9m; 2002: £16.7m))	(6.3)	(5.7)	(52.6)

Current tax	11.9	14.2	(30.9)
UK deferred tax, including nil relating to prior year (2003: nil; 2002: £0.4m)	—	—	0.4
Overseas deferred tax, including £0.3m charge (2003: £1.3m credit; 2002: £29.6m credit ) relating to prior year	13.8	(0.6)	29.2
Deferred tax	13.8	(0.6)	29.6

Taxation attributable to profit/(loss) of Cookson Group plc and its subsidiaries	25.7	13.6	(1.3)
Taxation attributable to Group share of joint ventures	1.7	1.2	0.7

Total taxation charge/(credit) for the year	27.4	14.8	(0.6)

Tax reconciliation
Loss on ordinary activities before taxation	(18.7)	(187.3)	(96.9)

Tax on total loss at 30% (2003: 30%; 2002: 30%)	(5.6)	(56.2)	(29.1)
Overseas tax rate differences	(12.0)	(10.2)	(7.4)
Amortisation of intangibles	9.7	10.4	7.6
Sale and leaseback	—	(0.4)	(1.2)
Intra Group financing, including prior year adjustment of nil (2003: nil; 2002:£9.3m)	—	2.1	(21.7)
Tax effect of intercompany dividends	3.6	8.0	5.6
Other items not deductible for tax purposes	15.8	1.7	9.7
Other non-taxable items	(9.3)	(1.2)	—
Disposal of investments	14.5	44.3	—
Deferred tax not recognised	17.0	22.0	49.6
Prior year tax	(6.3)	(5.7)	(13.7)

Total taxation charge/(credit) for the year	27.4	14.8	(0.6)

For the purpose of the above reconciliation, tax on profits of joint ventures has been treated as wholly current, and therefore the total current tax charge is £13.6m (2003: £15.4m; 2002: £30.2m credit).

In 2004, the Group wrote-down its deferred tax assets by £10.0m (2003: nil; 2002: nil) in the light of a reassessment of expected future geographical profit contributions. It also released £5.2m (2003: nil; 2002: nil) of fair value tax provisions in respect of a prior period acquisition.

In 2003 and 2002 the Group utilised US tax losses arising in prior years by way of reduction or repayment of tax liabilities arising in the previous five years. These actions gave rise to a cash refund of £3.3m in 2003 and £21.6m in 2002 and significant adjustments to prior year tax provisions. No similar utilisation of losses occurred in 2004.

The Group operates in a number of countries, each of which has differing tax rates, laws and practice. Changes in any of these areas could, adversely or positively, impact the Group’s tax charge in future.

Continuing losses or insufficiency of taxable profit to absorb all expenses, in any subsidiary could have the effect of increasing tax charges in future, relative to 2004, as no effective tax relief would be available for those losses or expenses.

Other significant factors affecting the current and future tax charge are described in note 1.

-F14-

Cookson Group plc and Subsidiaries

Note 9. Dividends

No dividends were paid in 2004, 2003 or 2002 or are proposed for 2004.

Note 10. Earnings per share

	Before exceptional items and amortisation of intangibles			Basic			Diluted
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 as restated (note 1) £m	2004 £m	2003 £m	2002 as restated (note 1) £m
Profit/(loss) on ordinary activities before interest, tax and minority interests	119.6	64.2	56.8	7.8	(153.3)	(39.5)	7.8	(153.3)	(39.5)
Interest	(26.5)	(31.6)	(52.7)	(26.5)	(34.0)	(52.7)	(26.5)	(34.0)	(52.7)
Taxation on profit/(loss) on ordinary activities	(26.2)	(9.8)	(1.2)	(27.4)	(14.8)	0.6	(27.4)	(14.8)	0.6
Minority interests	(4.1)	(2.4)	(2.1)	(4.1)	(2.4)	(2.1)	(4.1)	(2.4)	(2.1)

Earnings	62.8	20.4	0.8	(50.2)	(204.5)	(93.7)	(50.2)	(204.5)	(93.7)

Weighted average number of shares (m)	1,883	1,880	1,129	1,883	1,880	1,129	1,883	1,880	1,129

Earnings per share (p)	3.3	1.1	0.1	(2.7)	(10.9)	(8.3)	(2.7)	(10.9)	(8.3)

Earnings per share have been calculated using a weighted average of 1,883m ordinary shares in issue during the year in 2004 (2003: 1,880m; 2002: 1,129m as adjusted for the rights issue in August 2002). The shares in Cookson Group plc held by the ESOP (note 22(c)) have been excluded from the weighted average number of shares, as the Trustee of the ESOP has waived its rights to receive dividends on the shares held.

The Group believes that the calculation of earnings per share before exceptional items and amortisation of intangibles, together with the associated tax charge of £1.2m (2003: £5.0m; 2002: £1.8m credit), gives the most appropriate measure of the underlying earnings of the Group for the year facilitating comparability over time.

Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. There were no dilutive shares in 2004 (2003: nil; 2002: nil).

Basic earnings per share for discontinued operations were nil in 2004 (2003: (1.3)p; 2002: (1.8)p).

-F15-

Cookson Group plc and Subsidiaries

Note 11. Goodwill and other intangible assets

	Goodwill
	Cost £m	Amortisation £m	Total £m	Other intangibles £m	Total £m
At 1 January 2004	659.3	(153.7)	505.6	8.4	514.0
Exchange adjustments	(24.4)	5.6	(18.8)	(0.7)	(19.5)
Amortisation charge for the year	—	(31.7)	(31.7)	(0.8)	(32.5)
Acquisitions (see note 29)	1.4	—	1.4	—	1.4
Divestments (see note 29)	(9.9)	—	(9.9)	—	(9.9)

At 31 December 2004	626.4	(179.8)	446.6	6.9	453.5

Goodwill arising after 1997 is capitalised and amortised over its estimated life of 20 years or a shorter period if deemed appropriate by the Directors. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounts to £315.5m (2003: £317.8m).

Of the goodwill arising after 1997, £185.1m related to Ceramics, £235.9m to Electronics, and £25.6m to Precious Metals. Of the £235.9m related to Electronics, £47.1m related to Assembly Materials, £165.8m to Chemistry and £23.0m to Laminates.

Of the pre-1998 goodwill, £152.3m related to Ceramics, £125.2m to Electronics, and £38.0m to Precious Metals. Of the £125.2m related to Electronics, £87.5m related to Assembly Materials and £37.7m to Laminates.

In accordance with FRS 11 “Impairment of Fixed Assets and Goodwill”, the Group has carried out a review to determine whether there has been an impairment of its tangible fixed assets, goodwill or other intangibles. The carrying values of tangible fixed assets, goodwill and other intangibles of each of the Group’s income generating units have been compared to their recoverable amounts, represented by their “value in use” to the Group. “Value in use” was derived from discounted 10 year cash flow projections, using a growth rate of 3% in the years beyond the projection period, and pre-tax discount rates ranging from 10-14%. The projection period is, in the opinion of the Directors, an appropriate period over which to view the future results of its businesses for this purpose. As a result of the review, no impairment charges relating to tangible fixed assets, goodwill or other intangibles were required to be recognised in 2004.

The taxation credit associated with goodwill amortisation was £0.1m (2003: £0.3m; 2002: nil).

Other intangible assets arose during 2003 on the purchase of a perpetual licensing agreement in the USA. This is being amortised over its 10 year estimated useful life.

-F16-

Cookson Group plc and Subsidiaries

Note 12. Tangible fixed assets

Group	Freehold properties £m	Leasehold properties £m	Plant and machinery £m	Construction in progress £m	Total £m
Cost
At 1 January 2004	161.1	28.7	542.9	17.6	750.3
Exchange adjustments	(6.2)	(1.0)	(15.3)	(0.8)	(23.3)
Reclassifications	6.5	(0.1)	3.4	(9.8)	—
Additions	4.2	1.1	26.0	11.0	42.3
Acquisitions	—	0.6	0.7	—	1.3
Disposals	(4.8)	(0.1)	(30.1)	—	(35.0)
Divestments (see note 29)	(2.6)	—	(11.8)	—	(14.4)

At 31 December 2004	158.2	29.2	515.8	18.0	721.2

Depreciation
At 1 January 2004	61.0	8.4	330.2	—	399.6
Exchange adjustments	(2.3)	(0.4)	(10.8)	—	(13.5)
Reclassifications	1.6	(1.5)	(0.1)	—	—
Charge for the year	5.6	1.3	39.8	—	46.7
Disposals	(1.1)	(0.1)	(24.0)	—	(25.2)
Divestments (see note 29)	(0.3)	—	(5.7)	—	(6.0)

At 31 December 2004	64.5	7.7	329.4	—	401.6

Net book value
At 31 December 2004	93.7	21.5	186.4	18.0	319.6

At 31 December 2003	100.1	20.3	212.7	17.6	350.7

No depreciation is provided on freehold land, which represents £19.3m (2003: £22.0m; 2002: £22.0m) of the total cost of freehold properties. Depreciation on other tangible fixed assets is charged against profit so as to write-off the original cost of the assets, less estimated residual values, in equal instalments over their remaining operating lives. Operating lives of assets used by Group companies are: for freehold properties - between 10 and 50 years; for leasehold properties - the term of the lease; and for plant and machinery - between one and 15 years. Included in plant and machinery are the following operating lives: for motor vehicles - between one and five years; for information technology equipment - between one and five years; and for other plant and machinery, between five and 15 years.

The net book value of the Group’s tangible fixed assets held under finance leases is not material. Further information on operating leases can be found in note 27.

Note 13. Fixed asset investments

	2004 £m	2003 as restated (note 1) £m
Investments in joint ventures	14.7	18.8
Investments in subsidiaries	—	—
Other fixed asset investments	10.3	30.3

Total fixed asset investments	25.0	49.1

During 2004, the Group wound-up the Laminates sector’s joint venture with Fukuda. Investments in joint ventures of £3.0m were written-off as part of the transaction.

Other fixed asset investments include an investment made by the Group in 1998 in a 20 year revenue-sharing arrangement with Electric Lightwave, Inc. related to a fibre optic cable network between Portland and Los Angeles in the USA. During 2004, it became clear that the minimum guaranteed revenues enshrined in the arrangement were not likely to be fully recoverable in future. As a result, the Group’s investment was reassessed using a discounted cash flow model with a pre-tax discount factor of 12%. An impairment write-down of £17.9m was booked to bring the carrying value down to £3.1m.

-F17-

Cookson Group plc and Subsidiaries

Note 13. Fixed asset investments (continued)

Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of Cookson Group plc and the countries in which they are incorporated are as follows:

*Cookson America, Inc., USA	*Electroplating Engineers of Japan Ltd, Japan (50%)
Cookson Australia Pty Ltd, Australia	*Fry’s Metals Inc., USA
*Cookson Ceramics Ltd, England and Wales	*Polyclad Laminates, Inc., USA
Cookson (Europe) SA, Switzerland	*Stern/Leach Company, USA
*Cookson Investments, Inc. USA	*Stern Metals, Inc., USA
*Cookson Investments Ltd, England and Wales	*Vesuvius Crucible Company, USA
*Cookson Singapore Pte Ltd, Singapore	*Vesuvius USA Corporation, USA
Cookson Overseas Ltd, England and Wales	*Wilkes-Lucas Ltd, England and Wales
Cookson Precious Metals Ltd, England and Wales

Where marked with an asterisk (*), the ordinary capital of the above companies was owned by a Cookson Group plc subsidiary at 31 December 2004. All of the above are wholly-owned, unless otherwise stated. A full list of Group companies will be included in the Company’s Annual Return to the Registrar of Companies.

The major minority interests in Group subsidiaries are held in the following entities. The Group interest held and the countries in which the subsidiaries are incorporated are as follows:

Hau-Mei Electroplating Technology Company Limited, China (51%)

Vesuvius Ceska Republika, a.s., Czech Republic (60%)

Vesuvius India Limited, India (56%)

Note 14. Stocks

	2004 £m	2003 £m
Raw materials	73.5	71.5
Work in progress	29.9	35.4
Finished goods	70.6	66.0

Total stocks	174.0	172.9

In addition to the stocks recorded in the balance sheet, the Group held precious metals on consignment terms with a total value at 31 December 2004 of £185.6m (2003: £196.9m). The Group also held precious metals on behalf of customers for processing, the total value of which at 31 December 2004 was £39.3m (2003: £34.4m). At 31 December 2004 metal held under consignment comprised 648,586 ounces of gold, 7,554,244 ounces of silver, 20,549 ounces of platinum and 18,427 ounces of palladium.

The Group’s precious metal fabrication operations utilise significant amounts of precious metals, being primarily gold by value. These metals are predominantly held on consignment under arrangements the terms of which provide, inter alia, that the consignor retains title to the metal and has a right of return over the metal without penalty. Consignors are party to either committed or uncommitted arrangements. Under uncommitted arrangements, the consignor is under no obligation to supply the precious metal to the Group’s fabrication operations and has the right, with limited or in some cases, no notice to demand physical return of the consigned metal. The metal which the Group fabricates for its customers may be purchased by the Group from the consignor and sold concurrently to the customer, thereby eliminating the Group’s exposure to the risk of market fluctuations in metal prices. Alternatively, the metal may be consigned or sold directly from the consignor to the Group’s customers, the Group charging customers only for the fabrication process, which also eliminates the Group’s exposure to the risk of market fluctuations in metal prices. As the consignors retain title and associated risks and benefits of ownership under these arrangements, the physical metal so held is not recorded in the Group balance sheet. Consignment fees are charged by the consignor and totalled £5.7m in 2004 (2003: £5.7m; 2002:£6.2m) and are recorded in cost of goods sold.

-F18-

Cookson Group plc and Subsidiaries

Note 15. Debtors

	2004 £m	2003 £m
Amounts falling due within one year:
Gross trade debtors	274.4	275.6
Less: non-returnable proceeds (see below)	(10.7)	(11.2)
Net trade debtors	263.7	264.4
Amounts owed by joint ventures	0.1	0.1
Prepayments	13.0	17.3
Pension prepayment	6.6	6.9
Deferred taxes (note 21)	13.2	19.6
Corporate taxes recoverable	0.9	3.0
Other debtors	15.6	23.7

	313.1	335.0

Amounts falling due after more than one year:
Deferred taxes (note 21)	22.1	33.9
Pension prepayment	26.9	20.1
Corporate taxes recoverable	2.2	—
Other debtors	10.6	8.2
	61.8	62.2

Total debtors	374.9	397.2

Under US GAAP, the amounts due after more than one year would be shown as non-current. At 31 December 2004 the provision for doubtful or uncollectable debts was £26.7m (2003: £38.0m).

The Group operates an asset securitisation programme in respect of certain of its US trade debtors. Under the terms of this programme, an interest in a pool of trade debtors is sold to a bank in exchange for cash, on which interest is payable to the bank. A security interest has been granted to the bank over this pool which, at 31 December 2004, comprised £13.9m (2003: £15.9m) of trade debtors of which the cash received to date is £10.7m (2003: £11.2m). The Group is not obliged (and does not intend) to support any losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will seek repayment of cash advanced only from the remainder of the pool of debts in which they hold an interest and that repayment will not be required from the Group in any other way.

Note 16. Convertible bonds

In 1994, Cookson Group plc issued £80.0m 7% convertible bonds. Interest on the bonds was payable semi-annually on 2 November and 2 May. Redemption of the bonds took place at par on 2 November 2004.

-F19-

Cookson Group plc and Subsidiaries

Note 17. Borrowings

	2004 £m	2003 £m
Amounts falling due within one year
Loans	24.8	11.0
Bank overdrafts	3.4	4.0

	28.2	15.0
Amounts falling due after more than one year
Loans	328.2	323.4
Capitalised costs	(2.1)	(3.1)
	326.1	320.3

Total borrowings	354.3	335.3

Analyses of Group loans and bank overdrafts
	2004 £m	2003 £m
Loans and overdrafts repayable within five years
Secured	41.1	4.1
Unsecured – senior loan notes	127.5	114.5
– other	17.2	14.5
Loans repayable after five years
Secured	—	0.2
Unsecured – senior loan notes	169.2	203.9
– other	1.4	1.2
Capitalised costs	(2.1)	(3.1)

Total	354.3	335.3

	2004 £m	2003 £m
On demand, or in one year or less	28.2	15.0
Between one and two years	40.9	14.6
Between two and five years	116.7	103.5
In five years or more	170.6	205.3
Capitalised costs	(2.1)	(3.1)

Total	354.3	335.3

The Group had committed facilities of £444.7m as at 31 December 2004 (2003: £586.4m). The Group’s near term borrowing requirements have been met by a committed syndicated bank facility of £148.0m (2003: £188.0m). The facility consists of two tranches: a £108.0m revolving credit facility with a maturity of December 2006; and a term facility of £40.0m (2003: £80.0m) with a maturity of March 2006 which was utilised to repay the Group’s convertible bonds which matured in November 2004. The facility was partially secured by fixed and floating charges over certain assets of some of the Group’s subsidiaries. Drawings under this facility as at 31 December 2004 were £40.0m (2003: nil). Other Group facilities include £296.7m (US$570m) of senior loan notes. The senior loan notes, which are held by US investors, are due for repayment between May 2005 and May 2012.

Total capitalised costs, including those in respect of the syndicated bank facility and the senior loan notes, which have been treated as a reduction in borrowings in the accounts, were £2.1m as at 31 December 2004 (2003: £3.1m). Of the £2.1m of capitalised costs, £0.8m related to the senior loan notes and £1.3m related to the syndicated bank facility.

On 1 March 2005 the Group signed a new £200.0m multicurrency revolving credit facility to replace the £148.0m facility which was due to mature in 2006. The new facility is for a term of three years, with options to extend for a further two years. The facility is unsecured, with all security and guarantees under the previous facility being fully released. Borrowings under the facility will be for general corporate purposes.

-F20-

Cookson Group plc and Subsidiaries

Note 18. Financial risk management

Short-term debtors and creditors that meet the definition of a financial asset or liability under FRS 13 “Derivatives and Other Financial Instruments: Disclosures” are set out in note 18 (iii) Currency exposure of financial assets and liabilities.

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

	At 31 December 2004		At 31 December 2003
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group’s operations:
Convertible bonds	—	—	80.0	82.0
Short-term borrowings and current portion of long-term borrowings	28.2	28.5	15.0	15.0
Long-term portion of long-term borrowings	328.2	375.4	323.4	387.6
Capitalised costs	(2.1)	—	(3.1)	—
Cash	(47.4)	(47.4)	(56.8)	(56.8)

Total net financial instruments	306.9	356.5	358.5	427.8

(ii) Interest rate exposure of financial assets and liabilities

The interest rate profile of the Group’s financial assets and liabilities, after taking into account the effect of interest rate and currency swaps, is set out in the tables below:

	Financial assets (cash)	Financial liabilities (gross borrowings)			Net financial (assets)/ liabilities £m
	Floating rate £m	Fixed rate £m	Floating rate £m	Total £m
Sterling	(6.5)	—	26.8	26.8	20.3
United States Dollar	(24.9)	283.7	(49.7)	234.0	209.1
Euro	(2.5)	—	57.5	57.5	55.0
Singapore Dollar	—	—	—	—	—
Japanese Yen	(1.7)	—	22.7	22.7	21.0
Chinese Renminbi	(4.4)	—	0.7	0.7	(3.7)
Other	(7.4)	—	12.6	12.6	5.2

At 31 December 2004	(47.4)	283.7	70.6	354.3	306.9

Sterling	(10.0)	—	20.1	20.1	10.1
United States Dollar	(26.2)	251.4	38.6	290.0	263.8
Euro	(5.6)	—	(11.3)	(11.3)	(16.9)
Singapore Dollar	(0.5)	—	79.4	79.4	78.9
Japanese Yen	(2.1)	—	28.7	28.7	26.6
Chinese Renminbi	(3.9)	—	2.2	2.2	(1.7)
Other	(8.5)	—	6.2	6.2	(2.3)

At 31 December 2003	(56.8)	251.4	163.9	415.3	358.5

The floating rate cash balances bear interest at the interbank offered rate of the appropriate currency less a margin.

The interest rate profile of fixed rate financial liabilities is analysed below:

	2004			2003
	Total fixed rate financial liabilities £m	Weighted average interest rate of fixed rate liabilities %	Weighted average period for which rate is fixed years	Total fixed rate financial liabilities £m	Weighted average interest rate of fixed rate liabilities %	Weighted average period for which rate is fixed years
United States Dollar	283.7	7.6	5.1	251.4	7.9	6.5

The weighted average fixed interest rate of financial liabilities excludes the impact of the deferred income from interest rate swaps credited to the profit and loss account in the year.

The floating rate borrowings bear interest at the interbank offered rate of the appropriate currency plus a margin.

-F21-

Cookson Group plc and Subsidiaries

(iii) Currency exposure of financial assets and liabilities

The table below shows the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and which therefore give rise to exchange gains and losses in the profit and loss account.

	US Dollar £m	Sterling £m	Euro £m	Other £m	Total £m
Functional currency:
United States Dollar	—	(0.1)	(0.5)	(0.8)	(1.4)
Sterling	(0.1)	—	8.1	—	8.0
Euro	1.6	(1.8)	—	0.3	0.1
Other	5.9	(0.5)	4.2	(6.0)	3.6

At 31 December 2004	7.4	(2.4)	11.8	(6.5)	10.3

Functional currency:
United States Dollar	—	0.4	(0.1)	11.0	11.3
Sterling	1.6	—	(0.1)	—	1.5
Euro	2.7	(0.9)	—	0.6	2.4
Other	(7.8)	(1.2)	0.9	1.1	(7.0)

At 31 December 2003	(3.5)	(1.7)	0.7	12.7	8.2

(iv) Interest rate swap hedging

Deferred income of £27.8m in respect of interest rate swaps closed out was brought forward from 2003 and cash of £0.1m was paid (2003: £5.3m received) for swaps closed out in the year. Of the resulting aggregate deferred income of £27.7m, £5.4m (2003: £5.0m) was recognised in the profit and loss account as a reduction in interest payable, leaving a balance of £22.3m of deferred income as at 31 December 2004 (2003: £27.8m). £4.1m is included in other creditors falling due within one year and £18.2m is included in other creditors falling due after more than one year.

(v) Unrecognised gains and losses on interest rate hedges

Total unrecognised gains at the end of the year were £22.3m (2003: £28.6m). This primarily relates to the £22.3m (2003: £27.8m) of deferred income referred to in note (iv) above. In accordance with UK GAAP changes in the fair value of instruments used as hedges are not recognised in the Group accounts until the hedged position matures.

(vi) Maturity of financial liabilities

	2004 £m	2003 £m
On demand, or in one year or less	28.2	95.0
Between one and two years	40.9	14.6
Between two and five years	116.7	103.5
In five years or more	170.6	205.3
Capitalised costs	(2.1)	(3.1)

At 31 December	354.3	415.3

(vii) Borrowing facilities

Of the total borrowing facilities available to the Group, the undrawn committed facilities available at 31 December 2004 were as follows:

	2004 £m	2003 £m
Expiring in more than one year but not more than two years	108.0	80.0
Expiring in more than two years but not more than five years	—	108.0

At 31 December	108.0	188.0

Taking account of the new facility, together with the Group’s existing senior loan notes, total committed borrowing facilities available to the Group now amount to £496.7m.

-F22-

Cookson Group plc and Subsidiaries

Note 19. Other creditors

	2004 £m	2003 £m
Amounts falling due within one year:
Trade creditors	152.7	150.0
Amounts owed to joint ventures	—	1.1
Other taxation and social security	22.2	25.1
Pension creditors	19.5	16.5
Accruals and other creditors	120.0	117.6
Corporate taxes	11.6	15.5
Deferred purchase consideration	7.9	9.7

	333.9	335.5

Amounts falling due after more than one year:
Deferred purchase consideration	5.5	12.4
Pension creditors	19.5	22.4
Other creditors	52.8	56.9
	77.8	91.7

Total other creditors	411.7	427.2

Note 20. Provisions for liabilities and charges

	Disposal and closure costs £m	Rationalisation and integration costs £m	Post - employment benefits other than pensions £m	Deferred taxation (note 21) £m	Other £m	Total £m
At 1 January 2004	16.4	13.4	23.7	11.5	6.3	71.3
Exchange adjustments	(0.7)	(0.1)	(1.3)	(0.1)	(0.3)	(2.5)
Reclassifications/transfers	(3.7)	(0.4)	—	—	(0.6)	(4.7)
Charge/(credit) to profit and loss account	—	22.7	1.4	(2.8)	—	21.3
Expenditure during the year	(6.0)	(14.2)	(1.9)	—	(0.7)	(22.8)
Asset write-offs	(1.0)	(6.3)	—	—	(0.6)	(7.9)
Divestments	2.6	—	—	—	—	2.6

At 31 December 2004	7.6	15.1	21.9	8.6	4.1	57.3

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

The provisions for rationalisation and integration costs are used to manage the costs of all of the Group’s operating exceptional initiatives. The balance of £15.1m at 31 December 2004 related mainly to future cash expenditure on rationalisation initiatives commenced in 2004.

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

-F23-

Cookson Group plc and Subsidiaries

Note 21. Deferred tax

£m
At 1 January 2004	42.0
Exchange movements	(1.5)
Amount charged to profit and loss account	(13.8)

At 31 December 2004	26.7

The analysis of the net deferred tax position is as follows:

	2004 £m	2003 £m
Excess of capital allowances over depreciation	(9.1)	(7.7)
Losses available for relief	33.8	33.1
Unrelieved interest	21.2	24.0
Pension costs	2.4	3.9
Goodwill	(31.5)	(30.8)
Other timing differences	9.9	19.5

Total net deferred tax asset	26.7	42.0

Included in:
Provisions (note 20)	(8.6)	(11.5)
Debtors (note 15)	35.3	53.5

Total net deferred tax asset	26.7	42.0

The total net deferred tax asset not recognised at 31 December 2004 was £262.1m (2003: £239.5m). This consisted of £70.5m (2003: £73.1m) relating to capital losses, £102.6m (2003: £75.7m) relating to operating losses, £40.9m (2003: £34.4m) relating to unrelieved interest and £48.1m (2003: £56.3m) relating to other categories. These have not been recognised in the above analysis on the basis that their future economic benefit is uncertain (see notes 1 and 8). In total, there was an increase of £22.6m (2003: £43.4m) in net unrecognised deferred tax assets during the year.

Note 22. Share capital

(a) Equity called up share capital

	2004 £m	2003 £m
Authorised:
19,349.6m ordinary shares of 1p each	193.5	193.5
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	550.0	550.0

Issued and fully paid:
1,895.5m ordinary shares of 1p each (2003: 1,892.0m)	19.0	18.9
727.6m deferred shares of 49p each	356.5	356.5

At 31 December	375.5	375.4

The deferred shares carry no right to dividends or voting and are not listed and are therefore rendered effectively worthless.

Movements in the issued share capital of the Company during the year were as follows:

	Deferred shares of 49p each		Ordinary shares of 1p each
	m	£m	m	£m
In issue at 1 January 2004	727.6	356.5	1,892.0	18.9
Exercises of options	—	—	3.5	0.1

In issue at 31 December 2004	727.6	356.5	1895.5	19.0

-F24-

Cookson Group plc and Subsidiaries

Note 22. Share capital (continued)

Options exercisable over ordinary shares and capable of being satisfied through new allotments of shares or through shares held by the Group’s ESOP at 31 December 2004 were as follows:

Type of scheme	Years of award / grant	Option / allocation prices (p)	Latest years of exercise / vesting	Number of options / allocations outstanding (m)
Long Term Incentive Plan	2004	35.8-42.3	2007	4.2
Mid Term Incentive Plan	2004	42.0-44.0	2005	2.2
Executive Option Scheme	1994-2003	25.0-298.0	2005-2013	75.4
Saving related option schemes	1999-2004	25.0-183.0	2005-2009	18.3
US Stock Purchase Plan	2003-2004	26.1-37.5	2005-2006	5.6

(b) Share premium account

At 31 December 2004 the share premium account amounted to £643.4m (2003: £642.6m). The share option exercises during 2004, shown in note 22(a), increased the balance on the account by £0.8m.

(c) Executive share option schemes, Mid-Term Incentive Plan and Long-Term Incentive Plan

The Group has a number of established share option schemes from which share options have been granted. The schemes usually have a three-year vesting period followed, if vested, by a seven year exercise period. As at 31 December 2004, the Executive Share Option Scheme 1984 and the Overseas Executive Share Option Scheme 1986 had no options outstanding as a result of options being exercised, lapsed or cancelled in the past. Options were still outstanding, however, for allotments made under the Cookson Group Executive Share Option Scheme (Unapproved) (1992), the Cookson Group Approved Executive Share Option Scheme (1992), the Cookson UK Executive Share Option Scheme (1995) and the Cookson Executive Share Option Scheme (1995).

The ordinary shares allotted under executive share option schemes are issued under the same terms as existing ordinary shares at the market price of the ordinary shares at the time of grant. Normally, the options may only be exercised between three and ten years after the date they were granted. Options may not be transferred or assigned to other persons.

For the years 1995 and 1996, options were only granted if the growth in earnings per share, before exceptional items and amortisation of intangibles (“EPS”), of the Group in the twelve month period preceding the grant matched the average EPS growth of companies in the FTSE 350 during the same period or was at least 10%, whichever was higher. In addition, options awarded during this period can only be exercised if the growth in EPS of the Group for a consecutive three year period has been at least equal to the Retail Price Index (RPI) plus 2%, as amended in March 2000.

For options granted in 1997, 1998 and 1999, the 1995-1996 pre-grant hurdle was discontinued. However, these options can only be exercised if the higher target of EPS growth of RPI plus 3% is met.

Options granted in 2000, 2001, 2002 and 2003 may only be exercised if the growth in EPS has been at least equal to the increase in RPI plus 3% annually, for a consecutive three year period.

During 2003, the Remuneration Committee undertook a review of the Group’s incentive arrangements and decided that no further grants would be made under executive option schemes.

The Group has two alternatives for fulfilling its obligations for issuing shares from the share options schemes and allocating shares for the Mid-Term Incentive Plan and Long-Term Incentive Plan. The first method is to allot new shares and the alternative is to transfer existing shares from the Employee Share Ownership Plan (ESOP) – see below.

The Group also operates a Mid-Term Incentive Plan under which executives are eligible to receive a bonus (paid partly in cash and partly in deferred shares) based upon the achievement of target financial performance, measured over a three-year period. Any shares allocated are deferred such that they vest on the second anniversary of the end of the performance period. In 2004 the Group implemented a new Long-Term Incentive Plan (“LTIP”) to replace the MTI Plan and executive share option schemes. Further details about the LTIP are given under Item 6 – “Directors, Senior management and Employees”. Allocations of performance and matching shares under the LTIP vest after three years with the proportion of shares vesting being based on the Group’s TSR performance over that three-year period relative to that of the FTSE 250. 25% of the Performance Shares allocated will vest for median performance and 100% at upper quintile. Matching share allocations will vest at a ratio of 0.5 matching shares for every Bonus Investment Share purchased for performance at median and 2.25 matching shares for every 1 Bonus Investment Share purchased for performance at upper quintile. Shares will vest for performance between median and upper quintile on a straight-line basis.

At the Company’s AGM on 26 May 2005 a resolution was passed to consolidate Cookson’s ordinary shares into shares of a higher nominal value. The consolidation, which took effect from the close of business on 26 May 2005 resulted in shareholders exchanging 10 existing 1p ordinary shares for 1 new 10p ordinary share. Following the Consolidation the Company intends to adjust all outstanding share options and awards to reflect the consolidation, subject to the rules of each plan and (where) relevant Inland Revenue approval. The adjustment will reduce the number of outstanding options and awards to 10% of the current level and, for share option plans, multiply each exercise price by a factor of 10. Adjustments are designed to have no economic impact on the value of options and awards.

-F25-

Cookson Group plc and Subsidiaries

Note 22. Share capital (continued)

(i)	Transactions during the three years ended 31 December 2004 which are expected to be satisfied by issuing new shares are as follows:

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2002	24,149,472	197.1
Granted	33,797,489	25.2
Cancelled/lapsed	(1,803,529)	177.6
Rights issue adjustment	560,018	191.2

Balance outstanding at 31 December 2002	56,703,450	93.1
Granted	8,397,047	36.1
Sourcing of shares transferred to ESOP	(10,188,788)	248.0
Cancelled/lapsed	(3,079,895)	149.3

Balance outstanding at 31 December 2003	51,831,814	50.2
Allocated	4,180,781	41.6
Cancelled/lapsed	(7,164,419)	56.9
Exercised	(827,534)	25.0

Balance outstanding at 31 December 2004	48,020,642	48.9

(ii)	The ESOP is a discretionary trust that purchases Cookson shares in the open market and holds them for the benefit of eligible employees. As a result, the scheme does not give rise to the issue of any new shares. The share purchases made by the trustees of the ESOP are funded by interest-free loans from the Group, which are repaid upon exercise of the options.

Total advances of £12.5m had been made to the trustee of the Cookson ESOP as at 31 December 2004 (2003: £12.5m). The administrative costs of the ESOP are borne by the Group. The ESOP currently owns 11,541,905 shares.

The market value of these shares at 31 December 2004 was £4.1m (2003: £4.7m). In accordance with Urgent Issues Tax Force (UITF) Abstract 38 “Accounting for ESOP Trusts”, these shares are now recorded at gross cost as a deduction from equity.

Transactions during the three years ended 31 December 2004 for shares which are expected to be provided by the ESOP were as follows:

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2002	28,357,384	176.8
Granted	15,678,316	65.5
Cancelled/lapsed	(2,836,773)	168.7
Rights issue adjustment	910,359	143.9

Balance outstanding at 31 December 2002	42,109,286	132.5
Granted	1,744,321	36.0
Sourcing of shares transferred in from newly issued	10,188,788	248.0
Cancelled/lapsed	(2,726,253)	208.3

Balance outstanding at 31 December 2003	51,316,142	148.1
Allocated	2,151,922	42.8
Cancelled/lapsed	(19,459,347)	134.3

Balance outstanding at 31 December 2004	34,008,717	149.3

In addition under the LTIP, an allocation of 3,504,326 shares was made to Directors on 4 April 2005 and 6,498,622 shares to senior executives on 12 May 2005.

Options outstanding at 31 December 2004 for both 1992 schemes become exercisable at various dates but in any event by September 2013 at the latest. Under these executive schemes there were 5,320,557 options capable of exercise at 31 December 2004 (2003: 2,967,867; 2002: 2,967,867).

The options outstanding at 31 December 2004 for both 1995 schemes become exercisable at various dates but in any event by March 2013 at the latest. Under these executive schemes there were 12,950,854 options capable of exercise at 31 December 2004 (2003: 4,091,459; 2002: 6,233,742).

-F26-

Cookson Group plc and Subsidiaries

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

	Number of options	Weighted average exercise price (p)
Balance outstanding at 1 January 2002	7,421,355	79.6
Granted	13,407,771	25.0
Exercised	(250)	54.7
Cancelled/lapsed	(4,247,177)	80.9
Rights issue adjustment	126,683	72.7

Balance outstanding at 1 January 2003	16,708,382	36.5
Granted	2,903,977	35.0
Exercised	(3,840)	25.0
Cancelled/lapsed	(2,878,024)	49.0

Balance outstanding at 1 January 2004	16,730,495	32.1
Granted	4,458,469	27.0
Exercised	(339,799)	25.1
Cancelled/lapsed	(2,532,707)	44.4

Balance outstanding at 31 December 2004	18,316,458	29.3

Options outstanding at 31 December 2004 are exercisable at the latest by May 2009. Under the savings-related schemes, there were 411,943 options capable of exercise at 31 December 2004 (2003: 758,368; 2002: 239,218).

In addition to the options shown in the table above, the Group operates a savings-related share option scheme for the Group’s employees in the USA. At 31 December 2004, options were outstanding in respect of 5,602,547 ordinary shares. This comprised 2,317,825 options granted in 2003 at a price of 37.5p and exercisable in 2005 and 3,285,212 options granted in 2004 at a price of 26.1p exercisable in 2006.

Note 23. Reserves

	Profit and loss account as restated (note 1)				Other reserves £m	Total reserves as restated (note 1) £m
(Deficit)/surplus	Pre-1998 goodwill £m	ESOP shares £m	Other £m	Total £m
At 1 January 2004
– As previously stated	(317.8)	—	(288.1)	(605.9)	205.9	(400.0)
– Prior year adjustment (see below)	—	(12.4)	9.5	(2.9)	—	(2.9)

As restated	(317.8)	(12.4)	(278.6)	(608.8)	205.9	(402.9)
Exchange adjustments	—	—	(8.7)	(8.7)	—	(8.7)
Net loss transferred from profit and loss account	—	—	(50.2)	(50.2)	—	(50.2)
Goodwill written-back on divestments	2.3	—	—	2.3	—	2.3

At 31 December 2004	(315.5)	(12.4)	(337.5)	(665.4)	205.9	(459.5)

Prior year adjustment

The Group has made a prior period adjustment during 2004 following the release of Urgent Issues Task Force (UITF) Abstract 38 “Accounting for ESOP Trusts”. This Abstract superseded UITF 13, which required that own shares in the Company held through its Employee Share Ownership Plan (ESOP) be disclosed as a fixed asset investment on the face of the Group’s balance sheet. Due consideration needed to be made at each reporting period to the existence of impairment in the carrying value of the investment. UITF Abstract 38 now requires that such shares be held as a deduction from equity, at the gross cost paid by the Group for the shares. The adoption of UITF Abstract 38 has given rise to a cumulative prior year adjustment to the opening profit and loss account of £2.9m debit at 1 January 2004 (1 January 2003: £2.9m; 1 January 2002: £7.6m). This represents the previously stated carrying value of the ESOP shares at each period end. Between 1998 and 2001 £4.8m of provisions had been charged through the profit and loss account to recognise impairment in the carrying value of the ESOP shares and in 2002 an additional £4.7m of provision was charged to recognise further impairment. This has been reversed in the comparative figures for 2002, in compliance with FRS 3. The gross cost of the ESOP shares at 31 December 2004, 2003 and 2002 was £12.4m.

-F27-

Cookson Group plc and Subsidiaries

Note 24. Minority interests

Group	2004 £m	2003 £m
At 1 January	11.8	10.8
Exchange adjustments	0.3	0.1
Divestments	(1.4)	—
Minority shareholders’ share of current year Group profit	4.1	2.4
Dividends paid	(3.1)	(1.5)

At 31 December	11.7	11.8

Minority interests in the Group balance sheet represent the interests of outside shareholders in the equity share capital and reserves of Group subsidiaries.

Note 25. Commitments for capital expenditure, contingencies and guarantees

Commitments for capital expenditure which have been contracted for, but which are not provided for in the Group accounts, amounted to £10.0m (2003: £9.8m). Guarantees of borrowings for the Group at the end of 2004 amounted to £1.4m (2003: £0.8m).

In addition, the Group has given guarantees to its precious metals consignors amounting to £185.7m (2003: £196.9m), representing all of the value of precious metals held on consignment terms at 31 December 2004. Further details of these consignment arrangements are given in note 14.

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

Warranty exposure on disposed businesses

In recent years, the Group has carried out a programme of strategic disposals, in the course of which it has given to other parties in these transactions certain indemnities, warranties and guarantees. The maximum potential amount of future undiscounted payments under Cookson’s indemnities, warranties and guarantees, as defined by Financial Accounting Standards Board Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), in connection with these disposals and which remain outstanding, amounted to £124.7m at 31 December 2004. Since the completion of the transactions concerned, the number of grounds on which a claim can be brought under these indemnities, warranties and guarantees has and continues to diminish. In the past, claims against the Group arising from indemnities, warranties and guarantees given in relation to these disposals have not been material. In addition, the environmental remediation warranties relating to certain transactions have no time limits and/or monetary caps attached to potential future claims.

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

Legal claims have been brought against Group companies by third parties alleging that persons have been harmed by exposure to hazardous materials. Two of the Group’s subsidiaries are subject to suits in the USA relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Group. To date, there have been no liability verdicts against any of these subsidiaries. A number of suits have been withdrawn, dismissed or settled, and the amount paid, including costs, in relation to this litigation has not been material to the Group’s financial position or results of operations.

Product warranty

Provision is made to cover the costs associated with honouring warranty claims in respect of defective or out-of-specification products. The level of provisioning is estimated based on an assessment of future claims with reference to past experience.

Movements in the Group’s product warranty provisions during 2004 and 2003 were as follows:

	2004 £m	2003 £m
At 1 January	2.0	2.9
Acquisitions/disposals	(0.2)	(0.8)
Expenditure during the year	(0.5)	(0.5)
Charged to the profit and loss account	0.7	0.4

At 31 December	2.0	2.0

-F28-

Cookson Group plc and Subsidiaries

Note 26. Corporate donations

Donations in the UK for charitable purposes, including donations to universities, totalled £0.1m in 2004 (2003: £0.1m). Charitable donations throughout the Group in 2004 totalled £0.2m (2003: £0.2m). In accordance with Group policy, no donations were made to political parties in either 2004 or 2003.

Note 27. Group operating lease obligations

Annual commitments under non-cancellable operating leases amount to £18.5m (2003: £20.0m), as shown in the following table.

	Land and buildings £m	Plant and machinery £m	Other £m	Total £m
Under leases expiring:
Within one year	1.6	0.6	1.0	3.2
2-5 years	3.4	2.4	3.3	9.1
Over 5 years	6.1	—	0.1	6.2

Annual commitments at 31 December 2004	11.1	3.0	4.4	18.5

Under leases expiring:
Within one year	1.6	1.2	0.9	3.7
2-5 years	4.1	3.4	2.8	10.3
Over 5 years	5.5	0.3	0.2	6.0

Annual commitments at 31 December 2003	11.2	4.9	3.9	20.0

The Group’s future obligations under non-cancellable operating leases at 31 December 2004 are:

£m
2005	18.5
2006	14.2
2007	11.4
2008	8.6
2009	7.6
Thereafter	95.1

The net book value of the Group’s tangible fixed assets held under finance leases is immaterial.

28. Pensions and other post-employment obligations

Pension plans

The Group operates a number of pension plans around the world and accounts for them in accordance with SSAP 24 “Accounting for Pension Costs”. The Group has both defined benefit and defined contribution plans.

Defined benefit pension plans

The Group’s principal defined benefit pension plans are in the UK and USA. The assets of these plans are held in trustee-administered funds and pension costs are charged to the profit and loss account over the service lives of the active plan members. Plan assets are not included in the Group’s reported assets. They can increase in value due to capital growth, dividend income and funding contributions made by the Group and plan members. The chief causes of reduction in plan assets are capital depreciation and pension disbursements to retirees. The Group regularly engages qualified actuaries to carry out independent valuations of its UK and US defined benefit plans. The actuarial assumptions and methods used in these valuations are compatible and are used by the actuaries to compute the regular annual cost to the Group of providing the pension benefits under each plan. There are other defined benefit pension plans in other territories but these are not material in relation to the Group as a whole.

UK defined benefit pension plans

The UK has one main defined benefit pension plan (“the UK Plan”) and two smaller plans. Actuarial valuations of the UK Plan are carried out every three years. The last full valuation was carried out as at 31 December 2003. At that date, the market value of plan assets was £179.6m and this represented 81% of accrued plan benefits at the time (using the projected unit method of valuation). In 2004, the actuarial deficit has been charged to the profit and loss account in proportion to the average remaining service life of the active plan members.

Given the fall in the equity markets since 2000 and certain changes in actuarial assumptions, it was considered likely that the UK Plan would have an actuarial deficit at this date. This was also heralded by the actuarial updates carried out to support the Group’s disclosures for FRS 17 “Retirement Benefits” (see below). Whilst accepting that the valuation assumptions for FRS 17 are different than those under SSAP 24, the Directors agreed in early 2003, in consultation with the UK Plan’s trustees, to make additional funding contributions of £5.0m during that year. This level of funding was increased by agreement to £6.5m in 2004, with further payments of £10.0m and £10.5m in 2005 and 2006, respectively.

-F29-

Cookson Group plc and Subsidiaries

28. Pensions and other post-employment obligations (continued)

US defined benefit pension plans

Actuarial valuations of the US defined benefit pension plans are carried out every year. The last full valuation was carried out as at 31 December 2003, at which date the market value of the plan assets was £62.7m. This represented 65% of accrued plan benefits at that date (using the projected unit method of valuation). In 2004 the actuarial deficit has been charged to the profit and loss account in proportion to the average remaining service life of the active pension plan members.

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

Actuarial assumptions used for defined benefit pension plans

The principal actuarial assumptions used in arriving at the latest full valuations for the Group’s UK and US plans were:

	UK			USA
	Funding basis %		SSAP 24 basis %	Funding basis %	SSAP 24 basis %
Pre-retirement investment returns	6.30		7.80	—	6.25
Post-retirement investment returns	6.30	*	6.10	—	6.25
Increase in pensionable remuneration	4.30		4.00	—	4.00
Increase in pensions in payment	2.70		2.50	—	—
Cash balance rate	—		—	—	5.25

*	5.30% for past service post-retirement benefits

Defined contribution pension plans

The majority of the Group’s pension plans outside the UK and USA are defined contribution plans. Funding payments in respect of such plans are charged against profit as they fall due.

Pension costs calculated in accordance with SSAP 24

Costs charged through the Group’s profit and loss account in respect of pensions are as follows:

	2004£m	2003£m
Regular costs for UK and USA defined benefit plans	5.9	7.8
Actuarial variation and interest charge for UK and USA defined benefit plans	7.3	1.0

Total costs relating to UK and USA defined benefit plans	13.2	8.8
Rest of world defined benefit plans	2.5	2.5

Total costs relating to defined benefit plans	15.7	11.3
Costs of other pension plans	7.5	7.5

Total pension costs	23.2	18.8

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

The level of the Group’s provision is based on independent actuarial valuations, using the projected unit method, and the annual charge to the profit and loss account is calculated so as to spread the costs of providing the benefits over the average remaining service life of the active beneficiaries. The charge to the profit and loss account for post-employment plans other than pensions in the year was £1.4m (2003: £1.3m).

Disclosure requirements of FRS 17, “Retirement Benefits”

The additional disclosures required by FRS 17 during the transitional period prior to its full implementation are shown below. They are based on the most recent actuarial valuations of the Group’s principal defined benefit plans, updated as appropriate by independent qualified actuaries and as required by FRS 17, in order to assess the liabilities of the plans at 31 December 2004. Scheme assets are stated at their market values at 31 December 2004.

-F30-

Cookson Group plc and Subsidiaries

28. Pensions and other post-employment obligations (continued)

Valuation assumptions

The financial assumptions used to calculate pension liabilities under FRS 17 for the Group’s UK and US defined benefit plans are:

		2004		2003		2002
		UK plan %	USA plan %	UK plan %	USA plan %	UK plan %	USA plan %
Discount rate		5.25	5.75	5.40	6.25	5.50	6.75
Inflation rate		2.50	2.50	2.50	2.50	2.30	2.50
Rate of pension increases		2.50	—	2.50	—	2.40	—
Rate of salary increases		4.00	4.00	4.00	4.00	3.80	4.00
Long-term rate of return	- Equities	8.00	8.50	8.30	8.75	8.00	8.50
	- Bonds	4.50	5.50	4.80	5.75	4.50	6.25
	- Other	5.10	5.00	5.30	—	—	—

The financial assumptions used to calculate liabilities for the post-employment plans other than pensions under FRS 17 for each of the Group’s UK and US plans are:

		2004		2003		2002
		UK plan %	USA plans %	UK plan %	USA plans %	UK plan %	USA plans %
Discount rate		5.25	5.75	5.40	6.25	6.00	6.75
Healthcare cost trend	- long-term	4.00	5.00	4.30	5.00	4.25	5.00
	- next year	8.00	9.50	8.00	9.00	6.25	10.00

Net valuation summary

The assets of the Group’s defined benefit pension plans, together with their estimated accounting deficits arising under FRS 17 calculation methodology, are shown in the following table, together with the valuation of the Group’s post-retirement plan obligations:

	Group post-employment benefit plans
2004 Defined benefit pension plans	UK £m	USA £m	ROW £m	Total £m
Equities	130.2	43.3	—	173.5
Bonds	71.7	20.8	—	92.5
Other	2.2	1.4	12.8	16.4

Market value of assets	204.1	65.5	12.8	282.4
Present value of plan liabilities	(302.4)	(101.3)	(25.3)	(429.0)

Plan deficits	(98.3)	(35.8)	(12.5)	(146.6)

Net accruals held in Group balance sheet				5.5

Unaccrued valuation deficit of defined benefit pension plans				(141.1)
Notional deferred tax in respect of valuation deficit				42.3

Net valuation deficit of defined benefit pension plans				(98.8)
Post-employment benefit (healthcare) plans
Present value of plan liabilities	(4.2)	(22.9)	(1.6)	(28.7)
Net provisions held in Group balance sheet	3.5	16.8	1.6	21.9
Unprovided valuation deficit of post-employment benefit plans	(0.7)	(6.1)	—	(6.8)
Notional deferred tax in respect of valuation deficit				2.0

Net valuation deficit of Group post-employment benefit plans – FRS 17 basis, net of existing SSAP 24 accruals				(103.6)

-F31-

Cookson Group plc and Subsidiaries

28. Pensions and other post-employment obligations (continued)

	Group post-employment benefit plans
2003 Defined benefit pension plans	UK £m	USA £m	ROW £m	Total £m
Equities	122.1	41.1	—	163.2
Bonds	61.5	21.6	—	83.1
Other	2.3	—	6.2	8.5

Market value of assets	185.9	62.7	6.2	254.8
Present value of plan liabilities	(267.7)	(101.1)	(19.4)	(388.2)

Plan deficits	(81.8)	(38.4)	(13.2)	(133.4)

Net accruals held in Group balance sheet				11.9

Unaccrued valuation deficit of defined benefit pension plans				(121.5)
Notional deferred tax in respect of valuation deficit				36.5

Net valuation deficit of defined benefit pension plans				(85.0)
Post-employment benefit (healthcare) plans:
Present value of plan liabilities	(4.5)	(22.6)	(1.4)	(28.5)
Net provisions held in Group balance sheet	3.3	19.0	1.4	23.7
Unprovided valuation deficit of post-employment benefit plans	(1.2)	(3.6)	—	(4.8)
Notional deferred tax in respect of valuation deficit				1.4

Net valuation deficit of Group post-employment benefit plans – FRS 17 basis, net of existing SSAP 24 accruals				(88.4)

	Group post-employment benefit plans
2002 Defined benefit pension plans	UK £ m	USA £m	ROW £m	Total £m
Equities	95.2	35.9	—	131.1
Bonds	56.5	23.5	—	80.0
Other	—	—	5.1	5.1

Market value of assets	151.7	59.4	5.1	216.2
Present value of plan liabilities	(218.5)	(105.6)	(15.7)	(339.8)

Plan deficits	(66.8)	(46.2)	(10.6)	(123.6)

Net accruals held in Group balance sheet				19.1

Unaccrued valuation deficit of defined benefit pension plans				(104.5)
Notional deferred tax in respect of valuation deficit				31.3

Net valuation deficit of defined benefit pension plans				(73.2)
Post-employment benefit (healthcare) plans
Present value of plan liabilities	(2.9)	(26.0)	(1.4)	(30.3)
Net provisions held in Group balance sheet	3.4	22.1	1.4	26.9
Unprovided valuation deficit of post-employment benefit plans	0.5	(3.9)	—	(3.4)
Notional deferred tax in respect of valuation deficit				1.0

Net valuation deficit of Group post-employment benefit plans – FRS 17 basis, net of existing SSAP 24 accruals				(75.6)

Deferred taxation at a notional rate of 30% (2003: 30%; 2002: 30%) has been applied to the valuation deficits which are not currently accrued for in the Group accounts. The actual rate at which deferred tax will be applied to any valuation deficits or surpluses which exist when FRS 17 is fully implemented will depend on the Group’s deferred tax position at that time. In calculating that rate management will have regard to the then projected future profitability of its businesses, including projected costs associated with its pension and other post-employment obligations, and the impact which those projections will have on the Group’s ability to recover any deferred tax assets which exist when FRS 17 is implemented. As set out in note 8, at 31 December 2004 the Group had deferred tax assets unrecognised based on a five year projection of the Group’s profitability. The Group’s current pension and other post-employment liabilities will be recognised over approximately the next twelve years. Therefore, on full implementation of FRS 17, a longer-term projection of Group profitability than that currently used will need to be considered in order to fully assess the deferred tax consequences of FRS 17 valuation results.

-F32-

Cookson Group plc and Subsidiaries

28. Pensions and other post-employment obligations (continued)

The movement on the gross valuation deficit of defined benefit pension plans and the present value of other post-employment benefit plan liabilities is as follows:

	2004			2003
	Pension plans £m	Other post- employment plans £m	Total £m	Pension plans £m	Other post- employment plans £m	Total £m
Deficit/liability at 1 January	(133.4)	(28.5)	(161.9)	(123.6)	(30.3)	(153.9)
Current service cost	(9.9)	(0.2)	(10.1)	(10.0)	(0.2)	(10.2)
Employer contributions	17.3	1.9	19.2	12.6	3.1	15.7
New plan adoption	(0.2)	—	(0.2)	(2.2)	—	(2.2)
Curtailment/settlement costs	2.2	—	2.2	2.1	—	2.1
Past service costs	(0.1)	—	(0.1)	0.7	—	0.7
Other finance costs	(4.2)	(1.6)	(5.8)	(4.4)	(1.5)	(5.9)
Actuarial loss recognised in STRGL	(20.7)	(1.8)	(22.5)	(12.0)	(2.0)	(14.0)
Exchange adjustments	2.4	1.5	3.9	3.4	2.4	5.8

Deficit/liability at 31 December	(146.6)	(28.7)	(175.3)	(133.4)	(28.5)	(161.9)

Proforma impact of FRS 17 valuation results on 2003 financial statements

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the year ended 31 December 2004.

	2004			2003
	Pension plans £m	Unfunded post- employment plans £m	Total £m	Pension plans £m	Unfunded post- employment plans £m	Total £m
Profit and loss account
Current service cost	(9.9)	(0.2)	(10.1)	(10.0)	(0.2)	(10.2)
Past service costs	(0.1)	—	(0.1)	0.7	—	0.7
Curtailment/settlement cost	2.2	—	2.2	2.1	—	2.1

Total charge against operating profit	(7.8)	(0.2)	(8.0)	(7.2)	(0.2)	(7.4)
Amounts charged to other finance charges	(4.2)	(1.6)	(5.8)	(4.4)	(1.5)	(5.9)
Expected return on plan assets	18.6	—	18.6	14.6	—	14.6
Interest on plan liabilities	(22.8)	(1.6)	(24.4)	(19.0)	(1.5)	(20.5)

Net charge to profit and loss account	(12.0)	(1.8)	(13.8)	(11.6)	(1.7)	(13.3)

The net charge to profit and loss account for pension plans of £12.0m (2003: £11.6m) compares to a cost calculated in accordance with SSAP 24 of £15.7m (2003: £11.3m).

Statement of Total Recognised Gains and Losses (STRGL)
Actual return less expected return on pension plan assets - £m	11.4	—	11.4	19.6	—	19.6
As % of plan assets	4%	—	4%	8%	—	8%
Experience (losses)/gains arising on the plan liabilities - £m	(9.8)	0.3	(9.5)	(4.2)	0.1	(4.1)
As % of present value of plan liabilities	(2)%	1%	(2)%	(1)%	—	(1)%
Changes in assumptions underlying the present value of the plan liabilities	(22.3)	(2.1)	(24.4)	(27.4)	(2.1)	(29.5)

Actuarial loss recognised in the STRGL - £m	(20.7)	(1.8)	(22.5)	(12.0)	(2.0)	(14.0)
As % of present value of plan liabilities	(5)%	(6)%	(5)%	(3)%	(7)%	(3)%

-F33-

Cookson Group plc and Subsidiaries

28. Pensions and other post-employment obligations (continued)

	2002
	Pension plans £m	Unfunded post- employment plans £m	Total £m
Profit and loss account
Current service cost	(10.6)	(0.1)	(10.7)
Past service costs	—	—	—
Curtailment/settlement cost	1.0	—	1.0

Total charge against operating profit	(9.6)	(0.1)	(9.7)
Amounts charged/(credited) to other finance charges	0.4	(1.5)	(1.1)
Expected return on plan assets	20.6	—	20.6
Interest on plan liabilities	(20.2)	(1.5)	(21.7)

Net charge to profit and loss account	(9.2)	(1.6)	(10.8)

Statement of Total Recognised Gains and Losses (STRGL):
Actual return less expected return on pension plan assets - £m	(58.1)	—	(58.1)
As % of plan assets	(27)%	—	(27)%
Experience (losses)/gains arising on the plan liabilities - £m	10.9	(1.4)	9.5
As % of present value of plan liabilities	3%	(5)%	3%
Changes in assumptions underlying the present value of the plan liabilities	(28.9)	(2.9)	(31.8)

Actuarial loss recognised in the STRGL - £m	(76.1)	(4.3)	(80.4)
As % of present value of plan liabilities	(22)%	(14)%	(22)%

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

Summary statement of Group cash flows prepared under US GAAP

	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities per US GAAP	82.4	49.3	81.8
Net cash (outflow)/inflow from investing activities	(48.0)	(12.1)	(54.9)
Net cash outflow from financing activities	(43.3)	(23.4)	(8.3)
Exchange translation effect on cash	0.1	(1.9)	1.3

Net increase/ (decrease) in cash and cash equivalents	(8.8)	11.9	19.9
Cash and cash equivalents at beginning of year	52.8	40.9	21.0

Cash and cash equivalents at end of year	44.0	52.8	40.9

-F34-

Cookson Group plc and Subsidiaries

Note 29. Consolidated Statement of Group Cash Flows (continued)

(ii) Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 £m	2002 £m
Operating profit of Group subsidiaries before exceptional items, but after amortisation of intangibles	83.1	27.5	17.1
Depreciation	46.7	52.6	59.8
Amortisation of intangibles	32.5	34.7	37.9
(Increase)/decrease in stocks	(16.8)	(9.2)	30.3
(Increase)/decrease in debtors	(6.3)	9.3	13.5
Increase/(decrease) in creditors	6.1	10.2	(1.5)
Net (increase)/decrease in working capital	(17.0)	10.3	42.3
Other movements	14.4	(3.6)	(4.1)
Cash payments in respect of exceptional rationalisation costs	(14.2)	(14.0)	(20.2)

Net cash inflow from operating activities per UK GAAP	145.5	107.5	132.8

(iii) Acquisitions of subsidiaries and joint ventures

Total consideration, on a debt-free basis, of £12.0m was paid in 2004 (2003: £19.1m; 2002: £14.6m) for current and prior years’ acquisitions of subsidiaries and joint ventures. The contribution from acquisitions to turnover, profits and cash flows in 2004, 2003 and 2002 was not material.

	2004		2003		2002
	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m
Book and fair value of net liabilities/(assets) acquired	(2.0)		(0.5)		0.2
Purchase consideration and costs:
Paid in cash	2.0	2.0	6.4	6.4	2.9	2.9
Payable	1.4		3.4		—
Net debt assumed	—		—		5.0	5.0

Goodwill and other intangibles arising on current year acquisitions	1.4		9.3		8.1
Changes to goodwill and other intangibles relating to fair value adjustments for prior year acquisitions	—		4.1		1.2
Adjustments to consideration paid relating to prior year acquisitions	—		—		0.2	0.2
Adjustments to consideration payable relating to prior acquisitions	—		—		3.8

Net goodwill and other intangibles arising on current year and prior year acquisitions	1.4		13.4		13.3

Other fixed asset investment costs						2.2
Earnouts and other costs relating to prior year acquisitions		10.0		12.7		4.3

Total amounts paid in respect of acquisitions		12.0		19.1		14.6

-F35-

Cookson Group plc and Subsidiaries

(iv) Disposals of subsidiaries and joint ventures

During the year, the total amounts received by the Group in respect of disposals of subsidiaries and joint ventures was £1.4m (2003: £49.7m; 2002: £3.8m).

	2004		2003		2002
	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m	Total £m	Cash flow effect £m
Book value of net assets disposed:
Goodwill	(9.9)		(29.7)		(3.3)
Tangible fixed assets	(8.4)		(25.3)		(4.6)
Net current assets	(12.7)		(45.8)		(6.3)

Net assets disposed	(31.0)		(100.8)		(14.2)
Goodwill written-back from reserves	(2.3)		(112.8)		(3.0)
Minority interest distinguished	1.4		—		—
Disposal proceeds received	4.2	4.2	56.2	56.2	3.8	3.8
Disposal proceeds receivable	—		7.0		—
Disposal costs paid	(2.8)	(2.8)	(3.0)	(3.0)	—	—
Provision for disposal costs	(9.1)		(8.0)		(0.8)
Additional costs relating to prior years’ disposals	(0.2)		(4.3)		(6.6)

Loss on disposal	(39.8)		(165.7)		(20.8)

Repayment of asset securitisation proceeds on disposal			(3.5)	(3.5)		—

Total amounts received in respect of disposals		1.4		49.7		3.8

Contributions from disposals in 2004 to turnover in that year were £31.9m (2003: £57.8m; 2002: £8.2m); to operating profit before exceptional items and amortisation of intangibles £0.7m (2003: £17.0m loss; 2002: nil); and to operating cash flow £0.7m outflow (2003: £22.2m outflow; 2002: £0.1m inflow).

Note 30. Analysis of net debt

	Short-term deposits £m	Cash in hand £m	Overdrafts £m	Convertible bonds £m	Other loans and finance leases <1 year £m	Other loans and finance leases >1 year £m	Total £m
Balance outstanding at 1 January 2002	—	23.6	(2.6)	(80.0)	(14.4)	(676.2)	(749.6)
Exchange adjustments	—	0.5	0.1	—	0.4	19.9	20.9
Refinancing and issue costs amortised	—	—	—	—	—	(12.9)	(12.9)
Cash flow on cash balances	8.9	9.5	0.9	—	—	—	19.3
Cash flow on debt	—	—	—	—	1.9	292.2	294.1

Balance outstanding at 1 January 2003	8.9	33.6	(1.6)	(80.0)	(12.1)	(377.0)	(428.2)
Exchange adjustments	(0.9)	(1.1)	0.1	—	1.1	38.4	37.6
Refinancing and issue costs amortised	—	—	—	—	—	(3.6)	(3.6)
Cash flow on cash balances	—	16.3	(2.5)	—	—	—	13.8
Cash flow on debt	—	—	—	—	—	21.9	21.9

Balance outstanding at 1 January 2004	8.0	48.8	(4.0)	(80.0)	(11.0)	(320.3)	(358.5)
Exchange adjustments	(0.3)	0.4	—	—	0.2	21.5	21.8
Refinancing and issue costs amortised	—	—	—	—	—	(1.0)	(1.0)
Cash flow on cash balances	(3.4)	(6.1)	0.6	—	—	—	(8.9)
Reclassification	—	—	—	—	(13.7)	13.7	—
Cash flow on debt	—	—	—	80.0	(0.3)	(40.0)	39.7

Balance outstanding at 31 December 2004	4.3	43.1	(3.4)	—	(24.8)	(326.1)	(306.9)

-F36-

Cookson Group plc and Subsidiaries

Note 31. Segmental information – analysis by division

Inter-segmental sales are not a material part of total Group sales, whether analysed by division or by geographical location of operations.

As a consequence of the Group’s debt requirements and tax administration being centrally managed it is not considered appropriate to allocate the Group’s net interest charge or tax charge across segments.

2004	Ceramics £m	Electronics £m	Assembly Materials £m	Chemistry £m	Laminates £m	Precious Metals £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	739.4	626.0	280.1	214.2	131.7	287.6	—	1,653.0
Share of turnover of joint ventures	3.3	41.9	0.8	40.0	1.1	—	—	45.2

Operating profit before exceptional items and amortisation of intangibles	56.8	49.5	22.2	27.2	0.1	9.3	—	115.6
Share of operating profit/(loss) of joint ventures	0.2	3.8	0.2	4.0	(0.4)	—	—	4.0
Amortisation of intangibles	(13.6)	(16.9)	(3.3)	(11.2)	(2.4)	(2.0)	—	(32.5)
Rationalisation and other costs	(2.9)	(9.9)	(0.2)	(0.8)	(8.9)	(9.9)	—	(22.7)

Operating profit/(loss)	40.5	26.5	18.9	19.2	(11.6)	(2.6)	—	64.4
Net loss on business divestments	—	—	—	—	—	—	(39.8)	(39.8)
Net loss on fixed assets	(7.8)	(6.0)	(3.0)	(1.6)	(1.4)	(3.0)	—	(16.8)

Income/(loss) before interest and taxes	32.7	20.5	15.9	17.6	(13.0)	(5.6)	(39.8)	7.8

Total assets employed	600.7	651.1	200.2	320.8	130.1	134.9	7.7	1,394.4
Share of net assets of joint ventures	2.0	12.7	0.8	11.9	—	—	—	14.7
Capital expenditure	25.1	14.7	4.5	3.0	7.2	2.5	—	42.3
Depreciation expense	(23.5)	(19.1)	(7.8)	(4.3)	(7.0)	(4.1)	—	(46.7)

2003	Ceramics £m	Electronics £m	Assembly Materials £m	Chemistry £m	Laminates £m	Precious Metals £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	706.9	567.0	236.7	216.9	113.4	308.8	57.8	1,640.5
Share of turnover of joint ventures	4.2	37.0	3.9	30.8	2.3	—	—	41.2

Operating profit/(loss) before exceptional items and amortisation of intangibles	49.8	20.8	16.2	20.2	(15.6)	8.6	(17.0)	62.2
Share of operating profit/(loss) of joint ventures	0.1	1.9	0.9	2.7	(1.7)	—	—	2.0
Amortisation of intangibles	(15.1)	(17.5)	(3.6)	(12.1)	(1.8)	(2.1)	—	(34.7)
Rationalisation and other costs	(0.8)	(18.5)	(4.8)	(2.4)	(11.3)	(2.9)	—	(22.2)

Operating profit/(loss)	34.0	(13.3)	8.7	8.4	(30.4)	3.6	(17.0)	7.3
Net loss on business divestments	—	—	—	—	—	—	(165.7)	(165.7)
Net profit on fixed assets	1.3	3.8	1.3	2.5	—	—	—	5.1

Income/(loss) before interest and taxes	35.3	(9.5)	10.0	10.9	(30.4)	3.6	(182.7)	(153.3)

Total assets employed	670.4	691.1	198.4	344.2	148.5	172.5	6.7	1,540.7
Share of net assets of joint ventures	2.0	16.8	2.2	11.4	3.2	—	—	18.8
Capital expenditure	27.9	16.6	4.1	4.8	7.7	2.6	1.4	48.5
Depreciation expense	(23.1)	(22.4)	(9.3)	(4.9)	(8.2)	(4.9)	(2.2)	(52.6)

-F37-

Cookson Group plc and Subsidiaries

Note 31. Segmental information – analysis by division (continued)

2002	Ceramics £m	Electronics £m	Assembly Materials £m	Chemistry £m	Laminates £m	Precious Metals £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	692.5	572.9	248.2	212.6	112.1	322.1	141.5	1,729.0
Share of turnover of joint ventures	7.2	38.4	8.1	28.3	2.0	—	17.3	62.9

Operating profit/(loss) before exceptional items and amortisation of intangibles	46.3	8.9	26.6	14.8	(32.5)	16.7	(16.9)	55.0
Share of operating (loss)/profit of joint ventures	(0.1)	1.4	1.9	1.3	(1.8)	—	0.5	1.8
Amortisation of intangibles	(15.2)	(19.9)	(5.1)	(12.8)	(2.0)	(2.8)	—	(37.9)
Rationalisation and other costs	(4.3)	(25.2)	(5.0)	(0.9)	(19.3)	(1.9)	—	(31.4)

Operating profit/(loss)	26.7	(34.8)	18.4	2.4	(55.6)	12.0	(16.4)	(12.5)
Net loss on business divestments	—	—	—	—	—	—	(20.8)	(20.8)
Net profit/(loss) on fixed assets	1.4	(7.6)	(6.6)	(1.0)	—	—	—	(6.2)

Income/(loss) before interest and taxes	28.1	(42.4)	11.8	1.4	(55.6)	12.0	(37.2)	(39.5)

Total assets employed	687.3	741.1	227.3	355.2	158.6	174.9	120.9	1,724.2
Share of net assets of joint ventures	3.5	27.9	3.2	10.1	14.6	0.8	—	32.2
Capital expenditure	25.2	11.1	3.5	3.8	3.8	4.5	2.4	43.2
Depreciation expense	(21.9)	(27.8)	(13.4)	(4.9)	(9.5)	(4.5)	(5.6)	(59.8)

-F38-

Cookson Group plc and Subsidiaries

Note 31. Segmental information – analysis by geographical location

2004	UK £m	Continental Europe £m	USA £m	Asia- Pacific £m	Rest of the World £m	Discontinued Operations £m	Total £m
Turnover of Group subsidiaries	158.2	485.2	551.5	316.1	142.0	—	1,653.0
Share of turnover of joint ventures	1.1	—	—	44.1	—	—	45.2

Operating profit before exceptional items and amortisation of intangibles	2.4	32.4	16.5	52.0	12.3	—	115.6
Share of operating (loss)/profit of joint ventures	(0.4)	—	—	4.4	—	—	4.0
Amortisation of intangibles	(3.6)	(4.3)	(17.7)	(5.3)	(1.6)	—	(32.5)
Rationalisation and other costs	(1.0)	(15.7)	(5.7)	(0.3)	—	—	(22.7)

Operating (loss)/profit	(2.6)	12.4	(6.9)	50.8	10.7	—	64.4
Net loss on business divestments	—	—	—	—	—	(39.8)	(39.8)
Net (loss)/profit on fixed assets	—	(0.1)	(17.8)	1.1	—	—	(16.8)

(Loss)/income before interest and taxes	(2.6)	12.3	(24.7)	51.9	10.7	(39.8)	7.8

Total assets employed	282.0	310.8	443.8	267.0	81.1	9.7	1,394.4
Share of net assets of joint ventures	—	—	0.6	14.1	—	—	14.7
Capital expenditure	3.1	11.1	12.2	12.0	3.9	—	42.3
Depreciation expense	(5.6)	(11.5)	(17.9)	(9.3)	(2.4)	—	(46.7)

2003	UK £m	Continental Europe £m	USA £m	Asia- Pacific £m	Rest of the World £m	Discontinued Operations £m	Total £m
Turnover of Group subsidiaries	163.9	484.9	546.4	251.5	136.0	57.8	1,640.5
Share of turnover of joint ventures	2.3	1.2	—	37.7	—	—	41.2

Operating profit/(loss) before exceptional items and amortisation of intangibles	4.5	17.7	(1.4)	44.3	14.1	(17.0)	62.2
Share of operating (loss)/profit of joint ventures	(1.7)	3.7	—	—	—	—	2.0
Amortisation of intangibles	(3.6)	(4.7)	(19.0)	(5.7)	(1.7)	—	(34.7)
Rationalisation and other costs	(1.0)	(10.7)	(7.4)	(3.0)	(0.1)	—	(22.2)

Operating (loss)/profit	(1.8)	6.0	(27.8)	35.6	12.3	(17.0)	7.3
Net loss on business divestments	—	—	—	—	—	(165.7)	(165.7)
Net profit on fixed assets	1.3	1.0	0.3	2.5	—	—	5.1

(Loss)/income before interest and taxes	(0.5)	7.0	(27.5)	38.1	12.3	(182.7)	(153.3)

Total assets employed	298.7	349.7	535.2	265.4	85.0	6.7	1,540.7
Share of net assets of joint ventures	3.2	—	0.7	14.9	—	—	18.8
Capital expenditure	3.8	17.6	14.4	8.5	2.8	1.4	48.5
Depreciation expense	(6.1)	(11.7)	(21.1)	(9.0)	(2.5)	(2.2)	(52.6)

-F39-

Cookson Group plc and Subsidiaries

Note 31. Segmental information – analysis by geographical location (continued)

2002	UK £m	Continental Europe £m	USA £m	Asia- Pacific £m	Rest of the World £m	Discontinued operations £m	Total £m
Turnover of Group subsidiaries	175.9	449.7	622.1	224.1	115.7	141.5	1,729.0
Share of turnover of joint ventures	2.0	4.3	—	39.3	—	17.3	62.9

Operating profit/(loss) before exceptional items and amortisation of intangibles	0.5	19.1	5.6	34.1	12.6	(16.9)	55.0
Share of operating (loss)/profit of joint ventures	(1.8)	(0.2)	—	3.3	—	0.5	1.8
Amortisation of intangibles	(3.6)	(4.3)	(22.1)	(6.6)	(1.3)	—	(37.9)
Rationalisation and other costs	(2.4)	(9.7)	(19.1)	(0.2)	—	—	(31.4)

Operating (loss)/profit	(7.3)	4.9	(35.6)	30.6	11.3	(16.4)	(12.5)
Net loss on business divestments	—	—	—	—	—	(20.8)	(20.8)
Net profit/(loss) on fixed assets	2.3	—	(7.6)	(0.6)	(0.3)	—	(6.2)

(Loss)/income before interest and taxes	(5.0)	4.9	(43.2)	30.0	11.0	(37.2)	(39.5)

Total assets employed	345.9	284.4	601.0	296.5	75.5	120.9	1,724.2
Share of net assets of joint ventures	4.8	1.3	0.9	24.5	0.8	—	32.3
Capital expenditure	2.3	14.3	12.3	9.8	2.1	2.4	43.2
Depreciation expense	(7.6)	(11.7)	(22.5)	(9.8)	(2.6)	(5.6)	(59.8)

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

For US GAAP purposes the Group has applied APB Opinion No.25 in accounting for its share option plans and has recognised compensation cost accordingly. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under the requirements of SFAS No.123, the Group’s net loss under US GAAP would have been changed to the pro forma amounts indicated below:

	2004	2003	2002
Net loss under US GAAP, as reported (see note 33) - £m	(20.3)	(76.2)	(201.2)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects - £m	0.7	2.3	—
Less: Total stock-based employee compensation expense determined under fair value base method for all awards, net of related tax effects - £m	(2.4)	(1.3)	(4.0)

Pro forma net loss - £m	(17.2)	(72.6)	(197.2)

Loss per share (pence)
Basic and diluted under US GAAP, as reported (see note 33)	(10.8)	(40.5)	(178.2)
Basic and diluted under US GAAP, pro forma	(9.1)	(38.6)	(174.7)

The fair value of options granted is estimated, based on the stock price at the date of grant, using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	4.8%	4.2%	4.0%
Volatility	68%	45%	65%
Expected lives
- Executive option schemes	5.7 years	5.7 years	5.7 years
- Savings-related option schemes	3.0 years	3.0 years	3.0 years
Weighted average fair value of options granted in the year	£0.27	£0.19	£0.10

-F40-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP

The Group’s consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from those applicable under US GAAP. The significant differences affecting the Group and the effects of the adjustments on net loss for the years ending 31 December 2004, 2003 and 2002 and shareholders’ equity as at 31 December 2004 and 2003 are set out below:

Net loss reconciliation

	note	2004 £m	2003 as restated(5) £m	2002 as restated(5) £m
Net loss per UK GAAP
– As previously stated		(50.2)	(204.5)	(98.4)
– Prior year adjustment (see note 1)		—	—	4.7

Net loss per UK GAAP – as restated		(50.2)	(204.5)	(93.7)
Adjustments
Non-capitalised goodwill	(a)	—	(4.2)	—
Goodwill	(a)	31.5	33.4	(55.7)
Deferred taxation	(b)	(3.6)	—	(47.2)
Pensions and other post-employment benefits	(c)	(2.6)	(17.5)	3.5
Capitalised interest	(d)	(0.3)	(0.2)	0.6
Stock compensation	(j)	(0.7)	(2.3)	—
Derivative financial instruments	(k)	(3.6)	(3.0)	0.6
Sale and leaseback	(l)	0.7	0.6	(1.7)
Cost associated with disposal activities	(m)	(2.0)	2.8	—
Impairment of long lived assets	(n)	(0.2)	1.9	—
Insured losses	(p)	(2.1)	—	—
Adjustment for net loss from discontinued operations	(o)	38.7	183.0	43.1
Other		0.8	(1.2)	(1.9)
Tax effect on adjustments		1.2	(0.4)	2.5

Net profit/(loss) per US GAAP – as previously stated		7.6	(11.6)	(149.9)
– Prior year restatement (see note 33 (b))		—	(0.1)	(9.7)

Net profit/(loss) per US GAAP – as restated, before adjustments due to discontinued operations		7.6	(11.7)	(159.6)
Net loss from discontinued operations		(27.9)	(64.5)	(41.6)

Net loss per US GAAP		(20.3)	(76.2)	(201.2)

Earnings/(loss) per ordinary share in accordance with US GAAP(1)(7):

	2004 pence	2003 as restated(5)(6) pence	2002 as restated(5)(6) pence
(Loss)/earnings per share under US GAAP from continuing operations:
Basic(2)	25.2	(6.2)	(143.5)
Fully diluted(3)	25.2	(6.2)	(143.5)

Loss per share from discontinued operations:
Basic(2)	(36.0)	(34.3)	(34.7)
Fully diluted(4)	(36.0)	(34.3)	(34.7)

Loss per share under US GAAP:
Basic(2)	(10.8)	(40.5)	(178.2)
Fully diluted(4)	(10.8)	(40.5)	(178.2)

Notes:

(1)	These figures have been restated for the rights issue of August 2002.
(2)	The weighted average number of shares used in the above basic earnings per share calculations for the year ended 31 December 2004 was 188m (2003: 188m; 2002: 113m).
(3)	The weighted average number of shares used in the above fully diluted earnings per share calculations for continuing operations the year ended 31 December 2004 was 188m (2003: 188m; 2002: 113m).
(4)	The weighted average number of shares used in the above fully diluted earnings per share calculations for discontinued operations and total earnings per share for the year ended 31 December 2004 was 188m (2003: 188m; 2002: 113m).
(5)	These figures have been restated as a result of prior year adjustments in relation to the adoption of UITP Abstract 38 “Accounting for ESOP Trusts” and deferred taxation on tax deductible goodwill. Refer to Notes 1 and 33(b) to the financial statements for further information.
(6)	These figures in the table above are shown after the restatement of income tax for US GAAP purposes. The impact of this restatement has been to reduce basic and diluted EPS by 0.1p for 2003 to a loss of 40.5p and by 8.6p for 2002 to a loss of 178.2p.
(7)	The 2002 and 2003 EPS figures have been restated as a result of the share consolidation approval at the Annual General Meeting on 26 May 2005. The consolidation, which took effect from the close of business on 26 May 2005, resulted in shareholders exchanging 10 existing 1p ordinary shares for 1 new 10p ordinary share.

-F41-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

Shareholders’ equity reconciliation

	note		2004 £m	2003 as restated (notes 1, 33) £m
Shareholders’ equity per UK GAAP
– As previously stated				618.0
– Prior year adjustment (see note 1)				(2.9)

Shareholders’ equity per UK GAAP – as restated			559.4	615.1
Adjustments
Goodwill and other intangibles	(a	)	262.1	237.8
Deferred tax	(b	)	(12.8)	—
Pensions and other post-employment benefits – net profit adjustment	(c	)	(30.5)	(24.4)
Pensions – other comprehensive income	(c	)	(84.2)	(69.3)
Capitalised interest	(d	)	3.4	3.7
Derivative financial instruments	(k	)	15.1	16.9
Sale and leaseback	(l	)	(13.7)	(14.4)
Cost associated with disposal activities	(m	)	0.8	2.8
Impairment of long lived assets	(n	)	1.7	1.9
Insured losses	(p	)	(2.1)	—
Tax effect on adjustments			3.9	2.7
Other			(0.4)	(1.2)

Shareholders’ equity per US GAAP – as previously stated			702.7	771.6
– Prior year restatement (see note 33 (b))			—	(13.1)

Shareholders’ equity per US GAAP – as restated			702.7	758.5

Principal differences between UK and US GAAP

(a) Goodwill

Under UK GAAP, goodwill arising on acquisitions made prior to 1 January 1998 was written-off directly to retained earnings in the year of acquisition. Under US GAAP this goodwill would have been capitalised in the balance sheet and amortised through the statement of operations over a period not exceeding 40 years. Following the Group’s adoption in 1998 of UK Financial Reporting Standard No.10 “Goodwill and Intangible Assets” (FRS 10), goodwill on acquisitions made after 1 January 1998 is capitalised and amortised. Goodwill arising after 1 January 1998 was written off over periods of up to 20 years for UK and US GAAP.

The Group adopted SFAS No.142 on 1 January 2002. The standard requires that goodwill and indefinite life intangible assets are no longer amortised, but instead tested for impairment on an annual basis, using a two step test on identified reporting units. The Group has no indefinite life intangible assets. In accordance with SFAS No.142, the Group identified four reporting units in the Electronics business segment, being the Laminates, Chemistry, Assembly Materials and Speedline sectors; one reporting unit for the Precious Metals business segment; and one reporting unit for the Ceramics business segment. As at 1 January 2002, each reporting unit was tested by comparing the fair value of the reporting unit to the carrying value. As a result, there was no indication of impairment.

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

The Group carried out further annual goodwill impairment reviews as at 31 December 2003 and 2004. The first step of these reviews, using a discounted cash flow methodology, indicated that none of the goodwill balance was impaired. As a result, the second step of the impairment review was not necessary.

In accordance with SFAS No.142, the goodwill amortisation expense of the Group in 2004 was nil (2003: nil; 2002: nil).

Both UK and US GAAP require that the profit or loss on the disposal of a previously acquired business should include the attributable amount of purchased goodwill relating to that business. Under US GAAP the amount of goodwill will have been partially amortised, as explained above, giving rise to a difference in the gain or loss arising on disposal of a business. In 2004 this resulted in an increase to net profit of £2.3m, related to the winding-up of the Group’s UK joint venture with Fukuda. In 2003, there was an increase to net profit of £118.5m, largely related to the disposal of the Speedline businesses but also to the disposal of the Precision Products sector. In 2002 there was an increase of £1.5m to net profit.

-F42-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

(b) Deferred taxation

Whilst there are differences between UK GAAP and US GAAP, with the exception of deferred tax arising on goodwill and business combinations, such differences have not had a material effect on the Group from a measurement perspective. As a result, with the exception of deferred tax arising on goodwill and business combinations, the net deferred tax recognised under UK and US GAAP has primarily differed only in respect of deferred tax on UK to US GAAP adjustments to profit and shareholders’ funds.

The differences in the provision for deferred tax on goodwill as between UK and US GAAP principally arise due to the differing accounting treatment of goodwill and business combinations as described in note 33(a). Further under UK GAAP, to the extent that deferred tax assets arising in relation to a business combination are not taken into account in calculating goodwill arising on the combinations (due to, for example, uncertainty as to their recovery), subsequent realisation of those assets is reflected as reducing the tax charge, or increasing the tax credit, on profits arising in the financial year in which that realisation occurs. Under US GAAP, this subsequent realisation reflects as an adjustment to goodwill arising on the business combination in that year, thus also reducing the profit after tax for the financial year when compared to UK GAAP.

The components of deferred tax assets and liabilities calculated in accordance with SFAS No.109 are presented below:

	2004 £m	2003 as restated £m
Deferred tax assets
Unrelieved interest	62.1	58.4
Operating loss carry forwards	137.2	107.0
Capital loss carry forwards	70.5	73.1
Provisions for liabilities and charges	25.7	30.2
Tax credit carry forwards	7.5	9.0
ACT	7.2	7.2
Pensions	41.5	4.8
Tangible fixed assets	1.2	2.3
Other	25.3	37.5

Total gross deferred tax assets	378.2	329.5
Less: valuation allowance	(325.2)	(254.8)

Deferred tax assets	53.0	74.7

Deferred tax liabilities
Tangible fixed assets	(6.9)	(6.8)
Unremitted earnings	(5.7)	(13.9)
Goodwill	(22.5)	(18.5)

Deferred tax liabilities	(35.1)	(39.2)

Net deferred tax assets	17.9	35.5

At 31 December 2004 the Group had total operating losses carried forward with a gross value of £414.4m. This total includes approximately £136.4m for losses which are available to offset future taxable US income, of which approximately £4.0m will expire in 2018, a further £16.2m will expire in 2020 and the remainder will expire between 2022 and 2024. A further £179.5m of losses are available to offset future UK taxable income and may be carried forward without time limit. The remaining losses with a gross value of £98.5m include £82.5m which may be carried forward indefinitely, £12.4m which has a maximum life of 5 years and a balance of £3.5m which expires in a maximum of 10 years. The amounts arise in a number of countries and are not individually significant, reflecting the spread of the Group’s operations.

At 31 December 2004 the Group had total capital losses carried forward with a gross value of £227.2m. This total includes £29.1m which are available to offset future capital gains in the USA and will expire at the end of 2006. The balance of the capital losses with a gross value of £198.1m are available to offset future UK capital gains and may be carried forward without time limit.

At 31 December 2004 the Group had total US tax credits carried forward with a tax value of £8.0 m. This includes £5.3m of research and experimentation credits which expire between 2018 and 2024; £2.2m of foreign tax credits expiring in 2005 and £0.5m other credits which expire between 2005 and 2008. In 2004, the net valuation allowance increased by £55.1m (2003: increase of £13.8m; 2002: increase of £139.4m).

At 31 December 2004 the Group had UK ACT tax credits carried forward with a tax value of £7.2m. These may be carried forward indefinitely.

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

-F43-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

Prior year restatement

The Group has identified additional adjustments to its reconciliation of UK GAAP profit for the financial year and shareholders’ equity at the end of the financial year to their equivalent amounts under US GAAP. These adjustments relate to deferred taxation on tax deductible goodwill, and have the effect of limiting the availability of deferred tax assets to offset the deferred tax liability on such goodwill. As a result the US GAAP reconciliations have been restated for the periods concerned, 2002 and 2003. These reconciliation adjustments do not affect the Group’s UK GAAP accounts.

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

(e) Ordinary dividends

Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the Directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP such dividends are deducted from shareholders’ equity at the date of declaration of the dividend. As the Company has not paid a dividend in 2002, 2003 or 2004, this GAAP difference has no effect.

(f) Current assets and liabilities

Current assets under UK GAAP include certain amounts that fall due after more than one year. Under US GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year that would be reclassified to current liabilities under US GAAP. In the Group balance sheet, £61.8m (2003: £62.2m) of amounts receivable would be reclassified from current assets (where they are classified for UK GAAP purposes) to non-current assets under US GAAP. In addition, £15.1m (2003: £13.4m), included for UK GAAP purposes within provisions for liabilities and charges, represents amounts likely to be utilised within one year which would be reclassified as current liabilities under US GAAP.

(g) Exceptional items

Under US GAAP, the exceptional charges totalling £80.5m (2003: £187.8m; 2002: £61.3m) disclosed in notes 3, 4, 5 and 7 would not be disclosed separately as exceptional items. Amounts treated as exceptional for the purposes of calculating earnings per share before exceptional items would not be treated as exceptional under US GAAP.

(h) Income statement presentation

In accordance with UK GAAP, the Group separately presents its share of the sales, operating income less losses, interest and taxes of joint ventures and does not consolidate its share of the sales of joint ventures. Under US GAAP the Group would present its share of the net income of joint ventures on a “one-line” basis. The difference in the presentation of the results of joint ventures does not give rise to any difference in net profit/(loss) between UK GAAP and US GAAP.

(i) Debt issue costs

Under UK GAAP the costs associated with the issue of debt are netted off against the relevant borrowings. US GAAP states that such costs should be capitalised and included within debtors. Under both UK GAAP and US GAAP the costs are amortised over the period to redemption increasing the book value of the debt and reducing the value of the debtor, respectively. For the year ended 31 December 2004, unamortised debt issue costs totalled £2.1m (2003: £3.1m). This difference in classification has no effect on shareholders’ equity.

(j) Stock compensation

In the Group’s financial statements prepared under UK GAAP, no compensation cost is accrued for the share options awarded to employees under the Group’s share option plans. For US GAAP purposes the compensation cost is calculated as the difference between the option price and the market price at the measurement date.

(k) Derivative financial instruments

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

(l) Sale and leaseback

Under UK GAAP, gains arising on sale and leaseback transactions are recognised as part of income to the extent that the sale proceeds exceed the book value of the assets concerned. Under US GAAP, such gains are deferred and amortised over the minimum lease term, as the Group has a continuing involvement as it has the right to repurchase at market value.

-F44-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

(m) Costs associated with disposal activities

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

(n) Impairment of long lived assets

Under UK GAAP long lived assets that no longer are used and held for scrap are impaired and the value is written down. Under US GAAP, assets must be ready for immediate disposal to be classified as ‘held for sale;’ and discounted cash flow forecasts must be performed in respect of the asset to identify whether the asset is impaired or not. This additional requirement gives rise to a potential timing difference in respect of when an asset is classified as impaired under UK GAAP.

(o) Adjustment for net loss from discontinued operations

Under both UK GAAP and US GAAP, the net gain or loss on sale or termination of operations represents the difference between consideration received and net assets disposed, including goodwill. For the reasons outlined above, net assets disposed, including goodwill, can be materially different when stated under UK GAAP and US GAAP.

For the year ended 31 December 2004 the Group’s divestment of non-core businesses produced a net loss of £39.8m under UK GAAP, including goodwill written off of £12.3m. These included the sale of the Ceramics division’s loss-making European silica-zircon brick business and the Laminates sector’s UK joint venture with Fukuda. Under UK GAAP, these divestments were not sufficiently material to warrant disclosure as a separate discontinued operation. Under US GAAP, a loss of £27.9m is recorded in relation of these divestments and these divestments are shown as discontinued operations. Under US GAAP the allocation of goodwill to these divestments differs from UK GAAP by £10.8m.

For the year ended 31 December 2003, the Group’s recorded loss on the disposal of Speedline was £113.3m higher under UK GAAP than US GAAP. The major reason for the difference was goodwill previously written-off to reserves under UK GAAP of £101.2m. This was recycled back through the profit and loss account under UK GAAP as part of the net assets disposed. All of this goodwill was written-off to nil under US GAAP in the year ended 31 December 2002.

(p) Accounting for insured losses

Under UK GAAP, the Group provides for the probable future costs associated with the defence and settlement of various legal claims. In calculating this provision under UK GAAP, the Group recognises the recovery of legal settlement expenses from insurance policies to the extent that such recoveries are considered probable. Under US GAAP, future defence costs may not be provided for but the settlement costs must be provided for. The recovery of settlement expenses from insurance policies is not generally taken into account. As a consequence of the differences in the methods for calculating the liability in respect of legal claims, the provision under US GAAP exceeds the provision under UK GAAP at 31 December 2004 by £2.1m (2003: nil).

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

The items shown as non-operating exceptional items, i.e. the net loss on business divestments and the net (loss)/profit on fixed assets, are required under the UK’s FRS 3 “Reporting Financial Performance” to be shown on the face of the Consolidated Profit and Loss Account.

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

The Group disclosed an exceptional interest charge in the year ended 31 December 2003. This related to the write-off of unamortised costs for the Group’s £450.0m syndicated bank facility that was raised in 2001. This was replaced by a new facility of £188.0m during 2003.

-F45-

Cookson Group plc and Subsidiaries

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

The following income statement has been prepared using the Group’s UK GAAP profit and loss account numbers.

	2004 £m	2003 £m	2002 as restated (note 1) £m
Net revenue	1,653.0	1,582.7	1,587.5
Cost of sales	(1,258.5)	(1,204.0)	(1,232.9)
Sales, general and administrative expenses	(334.1)	(356.4)	(352.4)
Net (loss)/profit on fixed assets	(56.6)	5.1	(6.2)

Operating income/(loss)	3.8	27.4	(4.0)
Net interest	(26.5)	(32.8)	(48.0)
Share of profit of joint ventures	4.0	2.0	1.7

Income/(loss) from continuing operations before income tax expense	(18.7)	(3.4)	(50.3)
Income tax (expense)/credit	(27.4)	(7.2)	0.6
Minority interests	(4.1)	(2.4)	(2.1)

Loss from continuing operations	(50.2)	(13.0)	(51.8)
Loss from discontinued operations	—	(191.5)	(41.9)

Net loss	(50.2)	(204.5)	(93.7)

-F46-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

Pensions and other post-retirement benefits

The funded status of the Group’s pension plans using a measurement date of 31 December, together with that for the Group’s other post-retirement benefit plans under SFAS No.132, is as follows:

	Pension benefits		Other post-retirement benefits
	2004 £m	2003 £m	2004 £m	2003 £m
Change in projected benefit obligation
Benefit obligation at 1 January	385.0	334.0	28.5	22.9
Service cost	9.8	9.8	0.2	0.2
Interest cost	21.8	18.8	1.6	1.5
Participant contributions	1.5	1.4	—	—
Actuarial loss	33.1	38.1	1.8	2.4
First time adoption	0.2	11.7	—	5.7
Settlements/curtailments	(2.2)	(2.4)	—	—
Benefits paid	(16.0)	(16.4)	(1.9)	(1.8)
Other movements, including exchange	(6.5)	(10.0)	(1.5)	(2.4)

Benefit obligation at 31 December	426.7	385.0	28.7	28.5

Change in plan assets
Fair value at 1 January	248.0	209.8	—	—
Actual return on plan assets	27.2	39.1	—	—
Group contributions	17.0	12.6	1.9	1.8
Participant contributions	1.5	1.4	—	—
First time adoption	—	7.7	—	—
Settlements/curtailments	—	—	—	—
Benefits paid	(16.0)	(16.4)	(1.9)	(1.8)
Other movements including exchange	(3.9)	(6.2)	—	—

Fair value of plan assets at 31 December	273.8	248.0	—	—

Funded status of plans	(152.9)	(137.0)	(28.7)	(28.5)
Unrecognised net loss	115.4	98.2	6.8	5.5
Unamortised prior service cost	1.4	1.7	(0.1)	(0.1)
Unrecognised transition obligation	0.2	0.2	—	—

	(35.9)	(36.9)	(22.0)	(23.1)

Adjustment to recognise minimum liability
Intangible assets	(2.1)	(2.9)	—	—
Accumulated comprehensive income	(84.2)	(69.3)	—	—

Accrued benefit liability	(122.2)	(109.1)	(22.0)	(23.1)

Plan assets

Plan assets consist primarily of investments in UK and US Treasury securities and in equity and other fixed interest securities. Assets of £8.6m (2003: £6.8m), which do not qualify as plan assets under US GAAP, were also held in a US Rabbi Trust. The Trust’s obligations are included above. There were no plan assets in respect of other post-retirement benefits.

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

In each of the Group’s principal pension plans neither investments in nor loans to Cookson Group plc are held in accordance with their respective investment policies.

-F47-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

Plan assets (continued)

As at 31 December 2004, the majority of the Group’s defined benefit assets and liabilities were represented by the Group’s principal pension plans in the UK and the USA. Combined assets of these plans were £269.6m (2003: £248.6m), including the US Rabbi Trust assets. These comprised £173.5m in equities (2003: £163.2m), £92.5m in fixed income securities (2003: £83.1m) and £3.6m in other assets (2003: £2.3m). The weighting of the major components of the plans’ asset portfolios is prescribed in written investment policies. For the main UK plan, this weighting at 31 December 2004 was 64% equities and 36% fixed income securities (2003: 66% and 34%, respectively); for the US plans it was 68% equities and 32% fixed income securities (2003: 65% and 35%, respectively).

The weighted average asset allocation at 31 December 2004 and 2003 by asset category for the Group’s pension plans is as follows:

	2004	2003
Equities	61%	64%
Bonds	33%	33%
Other	6%	3%

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the Group’s pension plans with accumulated benefit obligations in excess of plan assets were £419.6m, £382.1m and £266.7m respectively at 31 December 2004 and £374.8m, £343.6m and £241.0m respectively at 31 December 2003.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the Group’s pension plans with plan assets in excess of benefit obligations were £7.1m, £5.6m and £7.1m respectively at 31 December 2004 and £10.2m, £5.6m and £7.0m respectively at 31 December 2003.

Assumptions

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used in the Group’s major retirement plans were as follows:

	US plans			UK plans
	2004	2003	2002	2004	2003	2002
Discount rate	5.75%	6.25%	6.75%	5.25%	5.40%	5.50%
Long-term rate of increase in remuneration	4.00%	4.00%	4.00%	4.00%	4.00%	3.80%
Expected long-term rate of return on assets	7.50%	7.70%	7.60%	6.75%	7.10%	6.60%

The expected long-term rate of return on plan assets is based on an estimate of long-term returns for equities and bonds, weighted by the actual allocation of assets in each class. The rate for bonds is based on the current yield on government securities with an additional risk premium for equities.

The 2004 assumptions are used to determine the benefit obligation at 31 December 2004 and the 2005 cost.

The discount rates used to determine the Accumulated Post-retirement Benefit Obligation (APBO) were 5.75% (2003: 6.25%) and 5.25% (2003: 5.40%) in the US and UK plans respectively. In the US the assumed health care cost trend rate used in measuring the APBO was 9.50% in 2005 reducing to 5.00% in 2011 and thereafter (2003: 9.00% in 2004 reducing to 5.00% in 2008 and thereafter). In the UK a rate of 8.00% in 2005 reducing to 4.00% in 2012 and thereafter was assumed (2003: 8.00% in 2004 reducing to 4.30% in 2011 and thereafter).

It is estimated that a one percentage point change in the long-term healthcare costs trend would have the following adverse/(favourable) effects on the accumulated benefit obligation and net periodic cost at 31 December 2004 and 2003:

	2004		2003
	1 percentage point		1 percentage point
	Increase £m	Decrease £m	Increase £m	Decrease £m
Accumulated benefit obligation	3.3	(2.4)	2.4	(2.0)
Net periodic cost	0.3	(0.2)	0.2	(0.1)

-F48-

Cookson Group plc and Subsidiaries

Note 33. Summary of differences between UK and US GAAP (continued)

Periodic costs for pensions and other post-retirement benefits

The periodic cost for the Group’s pension plans under SFAS No.87 comprised:

	2004 £m	2003 £m	2002 £m
Service cost – present value of benefits earned during the year	9.8	9.8	10.0
Interest cost on projected benefit obligations	21.8	18.8	19.8
Expected return on assets	(18.0)	(14.1)	(20.0)
Amortisation of prior year service cost	0.3	1.4	2.0
Amortisation of transition obligation	0.3	0.2	0.2
Amortisation of net actuarial losses	5.1	4.5	0.3

Total periodic pension cost	19.3	20.6	12.3
Adjustment for first time adoption	0.2	4.4	(0.3)
Settlements	(1.9)	—	—

Total periodic pension cost	17.6	25.0	12.0

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

The components of the Group’s net periodic costs for post-retirement benefits other than pensions for the years ended 31 December 2004, 2003 and 2002 are as follows:

	Annual (credit)/charge
	2004 £m	2003 £m	2002 £m
Service cost	0.2	0.2	0.1
Interest cost	1.6	1.5	1.5
Amortisation of net actuarial (gain)/loss	0.3	0.1	(0.2)
Net effect of acquisitions and disposals	—	4.3	(4.8)
Prior year adjustment	—	1.4	—

Net periodic post-retirement benefit cost	2.1	7.5	(3.4)

In addition to the amounts above the Group has charged £7.5m against income in 2004 (2003: £7.5m, 2002: £9.3m) in respect of the costs of operating other defined contribution pension plans.

Contributions

The Group is expected to make aggregate contributions into its pension plans of £20.5m in 2005. This includes a special funding contribution of £10.0m into the main UK pension plan. The Group is also expected to make aggregate contributions in respect of its other post-retirement plans of £1.9m in 2005.

The expected future benefit payments under the Group’s post-retirement plans are as follows:

	Pension benefits £m	Other post- retirement benefits £m
2005	17.0	1.9
2006	17.5	1.9
2007	18.0	1.9
2008	18.5	1.9
2009	18.7	1.9
2010 - 2014	101.0	9.4

-F49-

Cookson Group plc and Subsidiaries

Note 34.

Valuation and qualifying accounts

	Balance at beginning of period £m	Additions charged to costs and expenses £m	Charged to other accounts (1) £m	Deductions(2) £m	Balance at end of period £m
Provision for uncollectible or doubtful debts
Year ended 31 December 2002	46.2	10.9	(3.1)	(13.4)	40.6
Year ended 31 December 2003	40.6	6.7	(2.8)	(6.5)	38.0
Year ended 31 December 2004	38.0	2.1	(1.0)	(12.4)	26.7

Notes:

(1)	Related to exchange movements.
(2)	Represents the excess of amounts written-off over recoveries.

-F50-

[THIS PAGE INTENTIONALLY LEFT BLANK]

F-51

Cookson Group plc and Subsidiaries

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Dated: 3 June 2005	Cookson Group plc

	By:	/s/ Dennis H Millard
	Name:	Dennis H Millard
	Title:	Group Finance Director