Form 20-F/A
period 2004-12-31
COOKSON GROUP PLC
filed 2005-06-09
CIK 905420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

ITEM 18. FINANCIAL STATEMENTS

The Registrant has responded to Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit number	Description
1.1*	Memorandum and Articles of Association of Cookson.

2.1+	Form of American Depositary Receipt (included in Deposit Agreement).

2.2+	Form of Deposit Agreement between Cookson, Citibank NA, as depositary, and the holders and beneficial owners of American Depositary Receipts dated 14 September 1998.

2.3m	Amendment No. 1 to Deposit Agreement between Cookson, Citibank NA, as depositary, and the holders and beneficial owners of American Depositary Receipts dated 3 June 2005.

4.1*	Service Agreement of Mr Dennis Millard.

4.2#*	Service Agreements of Mr Gian Carlo Cozzani.

4.3m	Service Agreement of Mr Nicholas Salmon.

4.4m	Service Agreement of Mr Michael Butterworth.

4.5m	£200 million Facility Agreement for Cookson Group plc, arranged by Bank of America, N.A., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc Capital Markets, The Royal Bank of Scotland plc, Scotiabank Europe plc and Société Générale with Lloyds TSB Bank plc Capital Markets acting as Agent dated 1 March 2005.

4.6m	The Cookson Group Long-Term Incentive Plan 2004 Scheme Rules.

4.7m	The Cookson Group US Stock Purchase Plan 2004 Scheme Rules.

8.1m	List of Significant Subsidiaries.

11.1#	Code of Conduct. A copy of the Code of Conduct can be obtained free of charge by writing to the Group Secretary at Cookson Group plc, 265 Strand, London WC2R 1DB, England.

12.1†	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1†	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2001 and is incorporated herein by reference.
#	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2002 and is incorporated herein by reference.
*	Previously filed with the Commission as an exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2003 and is incorporated herein by reference.
Ω	Confidential treatment requested. Confidential material has been redacted and has been separately submitted to the Commission.
m	Previously filed with the Commission on June 3, 2005 as an Exhibit to Cookson’s Annual Report on Form 20-F for the financial year ended 31 December 2004 and is incorporated herein by reference.
†	Filed herewith. These materials have been refiled to make typographical corrections.

APPENDIX: GLOSSARY OF TECHNICAL TERMS

ball grid array (BGA)	A packaging technology in which a device’s external connections are arranged as an array of conducting pads on the base of the package. Small balls of solder are attached to the conducting pads.

blast furnace	A chimney-like furnace used in integrated steel production to smelt iron from iron ore.

chip on board	A process in which unpackaged semiconductors are physically and electrically attached to a circuit board, and are then encapsulated with a “glob” of protective material such as epoxy.

continuous casting	A method of pouring steel directly from the furnace into a billet, bloom or slab directly from its molten form. Avoids the need for large, expensive mills for rolling ingots into slabs. Continuous cast slabs also solidify in a few minutes versus several hours for an ingot. Because of this, the chemical composition and mechanical properties are more uniform.

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

Dated: 9 June 2005	Cookson Group plc

	By:	/s/ Dennis H Millard
	Name:	Dennis H Millard
	Title:	Group Finance Director